Form 10-K, Exhibit 13
period 1993-12-31
LILLY ELI & CO
filed 1994-03-25
CIK 59478

EXHIBIT 13. ANNUAL REPORT TO SHAREHOLDERS FOR THE YEAR
            ENDED DECEMBER 31, 1993
            (portions incorporated by reference in this Form 10-K)


REVIEW OF OPERATIONS


OPERATING RESULTS--1993

Worldwide sales rose 5 percent in 1993, to $6.5 billion. The factor that contributed most to the increase was a 6 percent rise in unit volume; price contributed a modest 1 percent increase, while exchange rates decreased sales growth by 2 percent.

The company achieved sales increases both in the United States and abroad. Sales in the United States were $4.0 billion, a 4 percent increase. Sales outside the United States were $2.5 billion, an increase of 6 percent from the previous year.

Pharmaceutical sales for the year increased approximately 7 percent, to $4.7 billion, led by the antiulcer drug Axid (registered) and the antidepressant Prozac. Other products contributing to worldwide pharmaceutical sales growth included Humatrope (registered), Humulin (registered), and Vancocin (registered). HCl. Sales also benefited from the first full year of sales of Lorabid, an oral antibiotic, which was launched in September 1992. Ceclor sales declined slightly in 1993, as good sales growth abroad was offset by intense competition from other oral antibiotics in the U.S. Sales of central-nervous-system and diabetic-care products, as therapeutic classes, increased from 1992 levels; however, sales of anti-infectives decreased slightly. U.S. pharmaceutical sales, which were $2.9 billion in 1993, continue to be negatively affected by increased participation in managed-care programs and by federally mandated rebates to the states on sales to Medicaid recipients. For 1993 these rebates totaled $156 million, a 44 percent increase over 1992. The company anticipates a decline in the rate of growth of these rebates under the current Medicaid legislation. Pharmaceutical sales outside the U.S. were $1.8 billion in 1993.

The United States product patent on Ceclor, the company's second largest selling product, expired in December 1992. U.S. Ceclor sales accounted for approximately 8 percent of the company's worldwide sales. The company holds a United States patent on a key intermediate material that remains in force until December 1994, as well as process and product patents in many other countries with various expiration dates. It has been reported that several abbreviated new drug applications for generic formulations of cefaclor have been filed in the United States and regulatory submissions have been made in other countries. To date, the company is not aware of commercially significant sales of generic cefaclor. However, small quantities of a generic formulation are currently being marketed in India. Although the company cannot predict the ultimate effect on Ceclor sales or the company's results of operations, the company believes that the expiration of the U.S. product and intermediate patents will not have a material adverse effect on its near-term consolidated financial position.

The U.S. patent for the cardiovascular agent Dobutrex (registered) expired on October 19, 1993. Prior to the expiration, U.S. sales of Dobutrex accounted for approximately 2 percent of the company's worldwide sales. Generic substitution caused a significant decline in U.S. sales of the product during the fourth quarter of 1993, and the company expects this trend to continue in 1994.

However, the company does not believe that the patent expiration will have a material adverse effect on its near-term consolidated results of operations.

Medical devices and diagnostic products sales increased approximately 4 percent in 1993, to $1.3 billion. All companies within the group except Hybritech Incorporated posted sales gains over 1992. During 1993, several of the companies continued to experience strong competition, which caused the rate of sales growth to be lower than 1992 levels. The division's sales benefited from particularly strong growth from Devices for Vascular Intervention, Inc., and from the resumption of shipments by Physio-Control Corporation of the Lifepak (registered) 10 external defibrillator in May
1993 after a suspension of approximately one year due to regulatory problems. Approval from the U.S. Food and Drug Administration (FDA) to resume shipment of the Lifepak 9 was received in December 1993. Sales of Hybritech products declined due to continued competitive pressures.

Worldwide sales of Elanco Animal Health products increased 3 percent, to $439 million. Sales in the United States increased 12 percent over 1992.
However, this increase was partially offset by a decrease of 4 percent in sales outside the United States due primarily to exchange rate comparisons and the recession in Europe. Strong worldwide sales growth of Micotil (registered) more than offset a decline in sales of Tylan (registered), primarily in Europe.

In the fourth quarter, as a result of a comprehensive review of the company's global operations, the company's board of directors approved several streamlining initiatives. These initiatives included a voluntary early-retirement program. Approximately 2,600 employees worldwide are retiring under the program. The company hopes to eliminate another 1,400 positions over the next several years by restricting its use of temporary and contract workers and consultants and through ongoing normal attrition and strict hiring practices.

In January 1994, following the review of operations, the company announced a series of strategic actions designed to allow it to enhance its core competencies and set the stage for necessary changes to enable the company to deliver more clinical and economic value to its customers worldwide. As part of these actions, the company announced its intent to divest itself of the Medical Devices and Diagnostics (MDD) Division along with a number of initiatives to further streamline its pharmaceutical operations. The final form of the divestiture of the MDD businesses has not been resolved. It will depend on tax, market, and other considerations, including the nature of any offers that the company may receive from prospective purchasers. Current plans call for the creation of a new holding company comprising six of the businesses and the divestiture of the new company through a spin-off to Lilly shareholders, one or more public offerings of the holding company's shares, or a combination of these methods. These six businesses are Advanced Cardiovascular Systems, Inc.; Cardiac Pacemakers, Inc.; Devices for Vascular Intervention, Inc.; Heart Rhythm Technologies, Inc.; IVAC Corporation; and Origin Medsystems, Inc. Lilly intends to sell separately the three other businesses in the division: Hybritech Incorporated; Pacific Biotech, Inc.; and Physio-Control Corporation.

The strategic actions to streamline the pharmaceutical business, together with the early-retirement programs, resulted in 1993 restructuring, special, and other charges of approximately $1.2 billion before tax and $856 million after tax ($2.91 per share). Costs associated with the early-retirement programs were approximately $535 million before tax. Other actions include consolidation of certain manufacturing and distribution operations and streamlining of various other operations ($365 million before tax). In addition, anticipated expenses of $300 million, before tax, were recorded relating to impaired manufacturing assets, write-offs of certain acquired intangibles, and certain patent and product liability matters. Of the total charges, approximately $130 million were paid in cash as of December 31, 1993. Of the remainder, approximately 75 percent will be paid in cash and 25 percent represent noncash charges. The amount to be paid in cash will be funded from operations over an extended period because a significant portion is pension related. The company expects the restructuring actions to result in operating expense savings (salaries and wages, employee benefits, and depreciation and amortization) in the near-term. See Note 2 to the consolidated financial statements for further discussion.

Manufacturing costs, operating expenses, and other income and deductions for 1992 reflected additional expenses, including restructuring and special charges, relating to various strategic actions taken by the company in 1992.
Accordingly, year-to-year comparisons are difficult.

Research and development expenses increased 3 percent in 1993. Global clinical trial expenses more than doubled, compared with 1992, reflecting the movement of several compounds into the later and most costly stages of clinical trials. As part of the company's new strategic initiatives, the company decided in December to refocus its research and development efforts from eight therapeutic areas to five. The company anticipates that research and development expenses will grow at a rate in excess of sales for the next two years, primarily as a result of compounds moving into the more costly stages of clinical research.

Marketing and administrative expenses increased 5 percent in 1993. Marketing costs increased due to a number of factors: continued globalization of the company's products, including the U.S. launch of Lorabid Pediatric; the full-year impact of the 1992 expansion of the pharmaceutical sales forces outside the United States; a realignment of sales forces in the U.S.; and the inclusion of a full year of expenses of Lilly-Beiersdorf G.m.b.H. and Origin Medsystems, Inc., two 1992 acquisitions. Administrative expenses declined in 1993, compared with 1992. This decrease was largely attributable to a number of one-time expenses recognized in 1992 in connection with the 1992 strategic actions and to various cost-containment measures initiated in 1993.

Net other income in 1993 increased from 1992 levels due primarily to the additional charges recognized in connection with the 1992 strategic actions. However, net other income in 1993 was negatively affected by lower interest income on investments.

The effective tax rate for 1993 was 30.0 percent, the same as 1992. The company's effective tax rate was not increased by the Omnibus Budget Reconciliation Act of 1993 (OBRA) because the effect of the corporate rate increase was largely offset by the retroactive restoration of the research tax credit. OBRA is expected to increase the company's effective tax rate in 1994 by one to three percentage points.

(See Graph #1, "Research and Development Expenses", in the Appendix to this
Exhibit 13.)

Fundamental changes continued to reshape the traditional patterns of health care delivery in the United States and certain other countries in 1993. Further changes are expected during the next several years. In the United States, managed-care organizations, buying groups, and other large customers of pharmaceuticals account for an increasing portion of total pharmaceutical purchases. These customers are exerting increasing pricing pressures on the pharmaceutical industry and the company. The health-care-reform debate also continued in the United States during 1993. A number of competing health-care-reform bills have been introduced in Congress.
The current proposals generally
would expand access to health care coverage, and several proposals could lead to the establishment of more comprehensive pharmaceutical benefits; however, the Clinton administration's proposal and certain others call for expanded rebates on pharmaceuticals and other forms of government mandates affecting pricing and choice of therapy. It is uncertain when health-care-reform legislation will be adopted or what form it may take. Major changes in health care delivery and pharmaceutical reimbursement policies are also occurring outside the United States, most notably in Germany and Italy, where government health care cost-control measures have adversely affected pharmaceutical industry revenues.

The company is continuing to adapt its operations to the changing market conditions and government cost-containment efforts. It has significantly expanded its efforts to serve its managed-care customers and is working with its evolving customer base to deliver greater clinical and economic value through combinations of products, services, and information. As described above, the company has also made a number of strategic decisions to streamline its operations, reduce its work force, and focus its research and development program on a smaller number of therapeutic areas that hold the greatest promise. Most significantly, the company is refocusing its resources on its core business, the research-based pharmaceutical business. This focus is intended to allow the company to invest its resources in an effort to increase the productivity of its research programs and develop a broad product portfolio, to grow geographically, and to continue developing the capabilities needed to deliver more clinical and economic value to its customers.

As in 1993, the company has pledged voluntarily to hold the increase in the weighted-average transaction price of its U.S. pharmaceutical products in 1994 to the projected rate of inflation and to limit increases in the prices of individual products to the forecasted increase in the Consumer Price Index for all urban consumers, all items (CPI-U), during the year plus 2 percent. This policy, as in the past, will be contingent upon stable market conditions and governmental policies recognizing, acknowledging, and supporting innovation.

OPERATING RESULTS--1992

Worldwide sales rose 8 percent in 1992, to $6.2 billion. Unit volume provided a 4 percent increase, while price increases and the impact of exchange rates contributed increases of 3 percent and 1 percent, respectively.

In 1992, the company achieved sales increases both in the United States and abroad. Sales in the United States were $3.84 billion, a 6 percent increase. Sales outside the United States were $2.33 billion, a gain of 11 percent from the previous year.

Pharmaceutical sales increased 10 percent, to $4.5 billion, in 1992.  The
1992 sales increase was led by Axid and Prozac. Other products contributing to worldwide pharmaceutical sales growth included Dobutrex, Humatrope, Humulin, and Vancocin HCl. Sales benefited from the U.S. launch of Lorabid as well as the inclusion of the sales of Beiersdorf-Lilly G.m.b.H., in Germany, beginning in May 1992. Sales of anti-infectives and central-nervous-system and diabetic-care products, as therapeutic classes, increased from 1991 levels. Ceclor sales declined slightly in 1992 due to increased global competition from the introduction of several new oral antibiotics and lower incidence of flu in the United States, compared with 1991. In addition, U.S. pharmaceutical sales were also negatively affected by Medicaid rebates.
These rebates totaled $108 million in 1992, an amount nearly double that of 1991.

Medical devices and diagnostics products sales increased 1 percent in 1992, to $1.2 billion. All companies within this group except Physio-Control Corporation had sales increases from 1991. However, during 1992, several of the companies experienced increased competition, which reduced the rate of sales growth from 1991. In May 1992, Physio-Control halted production as a consequence of an inspection of its operations by the FDA. Due to the production halt, Physio-Control's sales in 1992 declined $79 million from 1991.

Worldwide sales of Elanco Animal Health products increased 10 percent, to $427 million, in 1992. The increase was largely due to the introduction of Micotil. The remaining growth was balanced across the product line.

Manufacturing costs, operating expenses, and other income and deductions for 1992 reflect additional expenses, including restructuring and special charges, relating primarily to various strategic actions taken by the company in the third quarter. Those actions centered around a streamlining of the global manufacturing operations, an aggressive response to regulatory initiatives relating to several of the medical devices companies, and other actions designed to enhance the company's competitiveness. The total impact of those and other actions described below was approximately $720 million, substantially all of which was before taxes. See Note 2 to the consolidated financial statements for further discussion.

Gross profits for 1992 increased at a lower rate than sales because of certain one-time charges taken as part of the strategic actions discussed above, production and start-up costs associated with new production facilities for Humulin and Lorabid, and costs associated with modifications to existing production facilities to comply with environmental regulations. Cost of sales also increased because of the production halt at Physio-Control. Worldwide cost of sales in 1992 increased to 30.8 percent of sales, from 30 percent in 1991.

Research and development expenses increased 21 percent in 1992. The increase reflected the company's continued commitment to life-sciences research and development, including alliances with Centocor, Inc., and Oclassen Pharmaceuticals, Inc. During 1992, the company incurred expenses in excess of $66 million on new external research collaborations.

The 10 percent growth in marketing and administrative expenses was greater than the sales growth rate in 1992. The increase in marketing costs was primarily associated with the continued worldwide introduction of the company's newer products. Also, 1992 expenses reflected an expansion and realignment of the pharmaceutical sales forces. The 1992 growth in administrative expenses was largely attributable to a number of one-time expenses in connection with the previously noted strategic actions, to increased legal expenses, and to the inclusion of the expenses of Origin Medsystems, Inc., which was acquired in February 1992, and of Beiersdorf-Lilly G.m.b.H., in which Lilly acquired a majority interest.

Other income in 1992 decreased significantly from 1991 levels due primarily to reduced net interest income resulting from lower interest rates on investments and higher debt levels. Other income also declined as a result of the company's special charges, including the write-off of certain fixed assets. These declines were offset in part by the gain on the sale of the company's worldwide capsule business.

The effective tax rate for 1992 remained at the 1991 level of 30 percent.

Effective January 1, 1992, the company adopted two Financial Accounting Standards Board (FAS) pronouncements. The adoption of FAS 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," resulted in a pretax charge of $269 million. The adoption of FAS 109, "Accounting for Income Taxes," produced a $49 million benefit to net income. The net-of-tax effect of the accounting changes, a charge of $118.9 million, has been reflected in the company's results of operations for the year.

Both 1992 net income and earnings per share declined from 1991 levels by 46 percent. The declines were primarily the result of the impacts of the company's strategic business actions on costs and expenses, the cumulative effect of the accounting changes, the growth in Medicaid rebates, the production halt at Physio-Control, and the write-down of Centocor-related investments.


FINANCIAL CONDITION

The company maintained its sound financial position in 1993 despite the impacts of the restructuring and special charges taken in both 1993 and 1992. The cash generated from operations provided the resources to fund capital expenditures, dividends, and acquisitions. In 1993, the company issued additional long-term debt of $350 million to take advantage of favorable long-term interest rates.

Capital expenditures during 1993 were approximately $279 million less than in 1992, as work progressed toward completion of new manufacturing facilities, including environmental control systems, and development,
research, and administrative facilities.   The company expects a continued
decline in near-term capital-expenditure requirements. Sufficient liquidity exists to meet these near-term capital-expenditure requirements.

(See Graph #2, "Capital Expenditures", in the Appendix to this Exhibit 13)

The company is a 40 percent partner with The Dow Chemical Company in DowElanco, a global agricultural products joint venture. The company holds a put option, which can be exercised after October 31, 1994, requiring Dow to purchase the company's interest in DowElanco at a fair market value.

The company's strong financial position contributes to its ability to finance growth. Liquidity is substantial as evidenced by the company's ability to generate cash from operations, debt-to-equity ratio, and substantial debt capacity. These factors give the company the ability and flexibility to meet its obligations, to pay dividends, and to continue to invest in growth opportunities. The highest long-term debt rating of AAA for the company was reaffirmed by Standard & Poor's in December 1993; however, the company's long-term debt rating was lowered to Aa1 from AAA by Moody's in January 1994.

Dividends of $2.42 per share were paid in 1993, a 10 percent increase from the $2.20 per share paid in 1992. Dividends of $2.20 per share were paid in 1992, a 10 percent increase from the $2.00 per share paid in 1991. The year 1993 was the 109th consecutive year that the company made dividend payments and the 26th consecutive year in which dividends have been increased.

(See Graph #3, "Dividends Per Share", in the Appendix to this Exhibit 13)

ENVIRONMENTAL AND LEGAL MATTERS

As with other industrial enterprises, the company's operations are subject to increasingly complex and changing federal, state, and local environmental laws and regulations, which will continue to require capital investment and operational expenses. The company also has been designated a potentially responsible party under the Comprehensive Environmental Response, Compensation, and Liability Act, commonly known as Superfund, with respect to approximately 10 sites with which the company had varying degrees of involvement. Further, the company continues remediation of certain of its own properties consistent with current environmental practices. The company has accrued for estimated Superfund costs and remediation of its own properties, taking into account, as applicable, available information regarding site conditions, potential cleanup methods, estimated costs, and the extent to which other parties can be expected to contribute to those costs, and has also accrued for certain other environmental matters. While it is not feasible to predict the ultimate cost of Superfund liability, remediation of its own sites, or compliance with evolving regulations, the company continues to believe that such costs will not have a material adverse effect on its consolidated financial position.

During 1993, the company continued to be named as a defendant in lawsuits involving Prozac. The number of new case filings in 1993 declined from the 1992 level. In addition, the company has been named in approximately 10 of more than 40 lawsuits filed in various federal courts against a number of U.S. pharmaceutical manufacturers and in some cases wholesalers. The suits in which the company is a defendant generally allege an industrywide agreement to deny favorable pricing on sales to certain retail pharmacies. Some also allege price discrimination. The suits purport to be class actions on behalf of all retail pharmacies in the United States. The suits are in a very early procedural stage. While it is not feasible to predict the outcome of these actions, the company believes they will not have a material adverse effect on its consolidated financial position. For additional information on litigation and environmental matters, see Note 11 to the consolidated financial statements.

Consolidated Statements of Income
ELI LILLY AND COMPANY AND SUBSIDIARIES
(Dollars in millions, except per-share data)

            Year Ended December 31           1993       1992     1991
- ---------------------------------------------------------------------
Net sales                                  $6,452.4  $6,167.3 $5,725.7

Cost of sales                              1,959.0   1,897.0  1,717.7
Research and development                     954.6     924.9    766.9
Marketing and administrative               1,713.5   1,624.2  1,472.8
Restructuring and special charges(Note 2)  1,172.7     565.7      -
Other income--net                            (49.3)    (26.8)  (110.9)
                                           -------   -------  -------
                                           5,750.5   4,985.0  3,846.5
                                           -------   -------  -------
Income before income taxes and cumulative
  effect of changes in accounting principles 701.9   1,182.3  1,879.2

Income taxes (Note 8)                        210.8     354.7    564.5
                                             -----     -----    -----
Income before cumulative effect of changes
  in accounting principles                   491.1     827.6  1,314.7

Cumulative effect of changes in accounting
   principles (net of taxes) (Note 3)        (10.9)   (118.9)     -
                                              ----     -----  -------

Net income                                $  480.2   $ 708.7 $1,314.7
                                             =====     =====  =======

Earnings per share:
  Income before cumulative effect of
    changes in accounting principles         $1.67   $  2.81 $   4.50

  Cumulative effect of accounting changes     (.04)     (.40)       -
                                              ----      ----     ----
  Net income                                 $1.63     $2.41    $4.50
                                              ====      ====     ====

See notes to consolidated financial statements.

Consolidated Balance Sheets
Eli lilly and company and subsidiaries
(Dollars in millions)

                  December 31                1993            1992
- ------------------------------------------------------------------
Assets

Current Assets
Cash and cash equivalents                  $  539.6       $  432.4
Short-term investments                        447.5          295.9
Accounts receivable, net of allowances of
   $32.3 (1993) and $35.0 (1992)              950.1          898.6
Inventories (Note 1)                        1,103.0          938.4
Deferred  income taxes (Note 8)               334.0          175.6
Other current assets                          322.9          265.1
                                            -------        -------
  Total current assets                      3,697.1        3,006.0


Other Assets
Prepaid retirement (Note 9)                   266.0          381.0
Investments--at cost                          221.7          242.5
Goodwill and other intangibles, net of
 allowances for amortization of $289.9 (1993)
   and $283.6 (1992) (Note 1)                 405.0          460.1
Sundry                                        833.6          511.1
                                            -------        -------
                                            1,726.3        1,594.7

Property and Equipment  (Note 1)            4,200.2        4,072.1
                                            -------        -------
                                           $9,623.6       $8,672.8
                                            =======        =======

Consolidated Balance Sheets
ELI LILLY AND COMPANY AND SUBSIDIARIES
(Dollars in millions)

                                    December 31      1993       1992
- --------------------------------------------------------------------
Liabilities and Shareholders' Equity

Current Liabilities
Short-term borrowings (Note 6)                    $  524.8   $  591.2
Accounts payable                                     329.6      323.6
Employee compensation                                328.6      272.8
Dividends payable                                    183.3      175.9
Other liabilities                                  1,115.7      575.3
Income taxes payable                                 446.0      459.8
                                                   -------    -------
   Total current liabilities                       2,928.0    2,398.6

Other Liabilities
Long-term debt  (Note 6)                             835.2      582.3
Deferred income taxes (Note 8)                       127.5      169.7
Retiree medical benefit
  obligation (Note 9)                                183.9      137.9
Other noncurrent liabilities                         980.2      492.2
                                                   -------    -------
                                                   2,126.8    1,382.1
Shareholders' Equity  (Notes 5 and 7)
Common stock--no par value
   Authorized shares: 800,000,000
   Issued shares:     292,807,644                    183.0      183.0
Additional paid-in capital                           294.6      307.9
Retained earnings                                  4,500.9    4,743.1
Deferred costs--ESOP                                (242.8)    (263.9)
Currency translation adjustments                    (163.5)     (70.2)
                                                    -------    -------
                                                   4,572.2    4,899.9

Less cost of common stock in treasury:
1993 --  59,277 shares
1992 -- 122,120 shares                                 3.4        7.8
                                                   -------    -------
                                                   4,568.8    4,892.1
                                                   -------    -------
                                                  $9,623.6   $8,672.8
                                                   =======    =======
See notes to consolidated financial statements.

Consolidated Statements of Cash Flows
ELI LILLY AND COMPANY AND SUBSIDIARIES
(Dollars in millions)

                  Year Ended December 31      1993      1992      1991
- -----------------------------------------------------------------------
Cash Flows from Operating Activities

Net income                                 $  480.2   $ 708.7  $1,314.7
Adjustments to Reconcile Net Income to
   Cash Flows from Operating Activities
   Depreciation and amortization              398.3      368.1    299.5
   Change in deferred taxes                  (231.6)    (184.3)   (13.7)
   Restructuring and special
      charges--net of payments              1,041.3      565.7        -
   Cumulative effect of changes in
      accounting principles                    10.9      118.9        -
Other noncash (income)--net                   (53.1)     (16.2)    (8.7)
                                            --------   -------  -------
                                            1,646.0    1,560.9  1,591.8

   Changes in operating assets and liabilities:
   Receivables--(increase) decrease           (32.1)      28.1   (122.2)
   Inventories--increase                     (192.3)    (198.4)  (116.1)
   Other assets--increase                    (104.5)     (48.8)  (140.3)
   Accounts payable and other
      liabilities--increase                   199.8      141.7     41.4
                                             ------      -----    -----
                                             (129.1)     (77.4)  (337.2)

Net Cash Flows from Operating Activities    1,516.9    1,483.5  1,254.6
Cash Flows from Investing Activities
Additions to property and equipment          (633.5)    (912.9)(1,142.4)
Disposals of property and equipment             5.4       10.6     28.5
Additions to intangibles and other assets     (70.1)     (59.6)  (100.9)
Net proceeds from divestiture                    -        98.9       -
Reductions of investments                     889.3      764.2  1,301.7
Additions to investments                   (1,001.7)    (740.2)  (942.6)
Acquisitions                                  (56.1)     (89.2)     -
                                             ------     -------  ------
Net Cash Used for Investing Activities       (866.7)    (928.2)  (855.7)

Cash Flows from Financing Activities
Dividends paid                               (708.4)    (643.7)  (582.7)
Warrant exercises                               -           -     955.7
Purchase of common stock and other
   capital transactions                       (25.8)     (68.5)   (69.2)
Issuance under stock plans                     19.8       26.0     39.3
Decrease in short-term borrowings            (152.7)    (104.9)  (713.9)
Additions to long-term debt                   383.8      205.5    152.6
Reductions of long-term debt                  (39.8)      (3.0)   (60.0)
                                              ------    -------  -------
Net Cash Used for Financing Activities       (523.1)    (588.6)  (278.2)

Effect of exchange rate changes on cash       (19.9)     (13.5)     8.3
                                              ------     ------   -----
Net increase (decrease) in cash and
   cash equivalents                           107.2      (46.8)   129.0
Cash and cash equivalents at the beginning
   of year                                    432.4      479.2    350.2
                                              -----      -----    -----
Cash and cash equivalents at end of year    $ 539.6    $ 432.4  $ 479.2
                                              =====      =====    =====
See notes to consolidated financial statements.

Segment Information


Industry Data     (Dollars in millions)   1993       1992       1991
- --------------------------------------------------------------------
Net sales--to unaffiliated customers
  Life-sciences products
   Anti-infectives                       $1,731.4  $1,735.9  $1,723.8
   Central nervous system                 1,393.6   1,290.0   1,109.6
   Medical devices and diagnostics        1,254.0   1,204.3   1,192.3
   Diabetic care                            687.4     641.8     583.5
   Animal health                            439.1     426.5     388.0
   All other                                946.9     868.8     728.5
                                          -------   -------   -------
Net sales                                $6,452.4  $6,167.3  $5,725.7
                                          =======   =======   =======

Life-sciences products include a broad range of pharmaceuticals, diagnostics, and medical devices used for the treatment of human and animal diseases. The largest category of the products is the anti-infectives, which include Ceclor, Keflex (registered), Kefzol (registered), Lorabid, Nebcin (registered), Tazidime (registered), and Vancocin HCl. Central-nervous-system agents include Prozac and Darvon (registered).
Medical devices and diagnostics include intravenous fluid-delivery and control systems, implantable cardiac pacemakers and defibrillators, external cardiac defibrillators and monitors, coronary angioplasty catheter systems, peripheral and coronary atherectomy catheter systems, patient vital-signs measurement and monitoring systems, and diagnostic products that include tests incorporating monoclonal antibodies, of which Tandem (registered)
PSA and Tandem Icon (registered) HCG are the largest.    Other major
groups are diabetic-care products, of which Humulin and Iletin (registered) are the largest, and animal health products that include a nonhormonal cattle feed additive, Rumensin (registered), which improves feed efficiency and growth; Micotil, an antibiotic for bovine respiratory disease; Tylan, an antibiotic for promoting feed efficiency and growth in swine and cattle; anticoccidial agents for use in broilers and layer replacements, the largest of which is Coban (registered); and other products for livestock and poultry. Major products in the all-other category include cardiovascular therapy products, of which Dobutrex is the largest; an antiulcer agent known as Axid; hormone products, the largest of which is Humatrope; and other products, including cancer-therapy and other miscellaneous pharmaceutical products.

Most of the pharmaceutical products are distributed through wholesalers that serve physicians, dentists, pharmacies, and hospitals. In 1993, one wholesaler accounted for approximately 11 percent of consolidated net sales. The medical devices and diagnostic products are marketed to physicians, hospitals, clinics, and medical laboratories through distributors and on a direct basis. Animal health products are sold to wholesale distributors, retailers, manufacturers, and producers.

Geographic Information (Dollars in millions) 1993     1992      1991
- --------------------------------------------------------------------
Net sales
  United States
   Sales to unaffiliated customers        $3,981.0  $3,835.4  $3,624.9
   Transfers to other geographic areas       552.3     443.6     432.2
                                           -------   -------   -------
                                           4,533.3   4,279.0   4,057.1

  Europe, Middle East, and Japan
   Sales to unaffiliated customers         1,846.3   1,786.8   1,606.7
   Transfers to other geographic areas       218.6     207.2     196.9
                                             -----   -------   -------
                                           2,064.9   1,994.0   1,803.6

  Other
   Sales to unaffiliated customers           625.1     545.1     494.1
   Transfers to other geographic areas         3.9       4.9       2.3
                                             -----     -----     -----
                                             629.0     550.0     496.4

  Eliminations--transfers between
    geographic areas                        (774.8)   (655.7)   (631.4)
                                           -------   -------   -------
                                          $6,452.4  $6,167.3  $5,725.7
                                           =======   =======   =======
Income before income taxes and cumulative
  effect of changes in accounting principles
   United States                          $  457.9  $  716.1  $1,299.6
   Europe, Middle East, and Japan            185.0     372.7     479.8
   Other                                      75.1      97.1     100.8
   Eliminations and adjustments              (16.1)     (3.6)     (1.0)
                                             -----   -------   --------
                                          $  701.9  $1,182.3  $1,879.2
                                             =====   =======   =======
Total assets
   United States                          $7,187.8  $6,564.8  $6,319.0
   Europe, Middle East, and Japan          2,507.1   2,215.9   2,056.1
   Other                                     382.5     330.3     302.9
   Eliminations and adjustments             (453.8)   (438.2)   (379.4)
                                            ------    ------   -------
                                          $9,623.6  $8,672.8  $8,298.6
                                           =======   =======   =======

Transfers between geographic areas are made at prices that, in general, are calculated to reflect a profit attributable to manufacturing operations. Net assets relating to operations outside the United States amounted to approximately $1,604.3 million at the end of 1993 and $1,550.8 million at the end of 1992. Remittances to the United States are subject to various regulations of the respective governments as well as to fluctuations in exchange rates.

Selected Quarterly Data (unaudited)
ELI LILLY AND COMPANY AND SUBSIDIARIES
(Dollars in millions, except per-share data)

                           1993                           1992
            --------------------------------------------------------------------
            Fourth*   Third      Second    First     Fourth*    Third*    Second   First
            --------------------------------------------------------------------
Net sales  $1,800.8  $1,530.6  $1,561.0  $1,560.0  $1,655.4 $1,476.5 $1,478.3  $1,557.1
Cost of
 sales        575.5     467.4     469.5     446.6     483.8    532.5    445.6     435.1
Operating
 expenses     778.1     650.1     634.8     605.1     680.2    731.8    595.2     541.9
Restruc-
turing and
 special
 charges    1,172.7        -          -         -      46.1     519.6         -        -
Other income
 (loss)-net   (11.9)      4.5      35.2      21.5      (.8)     (78.2)     49.0     56.8
Income (loss)
 before cumula-
 tive effect of
 changes in
 accounting
 principles  (523.6)    294.4     346.8     373.5     311.2    (268.5)    340.2     444.7

Cumulative effect
 of accounting
 changes          -         -         -     (10.9)        -         -         -       (118.9)
Net income
 (loss)      (523.6)    294.4     346.8     362.6     311.2    (268.5)    340.2        325.8
Earnings (loss)
 per share:
 Income (loss)
 before cumulative
 effect of changes
 in accounting
 principles  (1.77)       1.00     1.18       1.27       1.06    (.91)      1.16         1.51
 Net income
 (loss)      (1.77)       1.00     1.18       1.23       1.06    (.91)      1.16         1.10
Dividends paid
   per share   .605        .605     .605       .605       .55     .55        .55          .55

Common stock prices:
    High     60.75       50.63    52.13      62.00      65.50   72.00      74.63        87.75
    Low      50.13       43.63    45.00      45.13      57.75   61.25      63.63        69.50

*Reflects impact of restructuring and special charges. (See Note 2 to consolidated financial statements.)

First-quarter dividends are declared in December of the preceding year. It is the present intention of the board of directors to continue to consider quarterly the payment of a cash dividend, the payment and amount thereof to be dependent on the net earnings, financial condition and requirements of the company, and other relevant considerations.

The company's common stock is listed on the New York, Tokyo, London, and other stock exchanges. The number of shareholders of record as of December 31, 1993, was 59,300.

Selected Financial Data (unaudited)
ELI LILLY AND COMPANY AND SUBSIDIARIES
(Dollars in millions, except per-share data)


                                   1993*     1992*   1991     1990     1989
                                   ----      ----    ----     ----     ----
Operations
Net sales                        $6,452.4 $6,167.3 $5,725.7 $5,191.6  $4,175.6
Research and development expenses   954.6    924.9    766.9    702.7     605.4
Other operating costs and expenses3,672.5  3,521.2  3,190.5  2,949.5   2,405.4
Restructuring and special charges 1,172.7    565.7     -         -          -
Other income--net                    49.3     26.8    110.9     59.6     165.1
Income before taxes and changes in
   accounting principles            701.9  1,182.3  1,879.2  1,599.0   1,329.9
Income taxes                        210.8    354.7    564.5    471.7     390.4
Cumulative effect of accounting
   changes                           10.9    118.9     -         -          -
Net income                          480.2    708.7  1,314.7  1,127.3     939.5
As a percent of sales:
   Net income                         7.4%    11.5%    23.0%    21.7%    22.5%
   Research and development          14.8     15.0     13.4     13.5     14.5
Per-share data:
   Before effect of accounting
   changes                           $1.67    $2.81    $4.50  $  3.90    $3.20
   Net income                         1.63     2.41     4.50     3.90     3.20
   Dividends declared                 2.44     2.255    2.05     1.73   1.4225
   Dividends paid                     2.42     2.20     2.00     1.64     1.35
Average number of shares and share
   equivalents (thousands)        294,289   294,478  294,244  289,993  294,507
                                  ============================================
Financial Position
Current assets                   $3,697.1 $3,006.0  $2,939.3 $2,501.3 $2,274.4
Current liabilities               2,928.0  2,398.6   2,272.0  2,817.6  1,328.8
Working capital                     769.1    607.4     667.3   (316.3)   945.6
Current ratio                         1.3      1.3       1.3       .9      1.7
Other assets                     $1,726.3 $1,594.7  $1,576.8 $1,704.8 $1,459.0
Property and equipment            4,200.2  4,072.1   3,782.5  2,936.7  2,114.6
Total assets                      9,623.6  8,672.8   8,298.6  7,142.8  5,848.0
Long-term debt                      835.2    582.3     395.5    277.0    269.5
Deferred income taxes               127.5    169.7     415.6    351.2    300.4
Other noncurrent liabilities      1,164.1    630.1     249.4    229.5    192.2
Shareholders' equity              4,568.8  4,892.1   4,966.1  3,467.5  3,757.1
Long-term debt as a percent
   of equity                        18.3%     11.9%    8.0%      8.0%      7.2%
                                  ============================================
Supplementary Data
Return on shareholders' equity      10.2%    14.4%    31.2%    31.2%      26.9%
Return on assets                     5.2%     8.3%    17.2%    17.5%      17.0%
Number of employees                32,700** 32,200   30,800  29,500     27,800
Net sales per
   employee (thousands)          $  197.3 $  191.5 $  185.9  $176.0     $150.2
Net income per
   employee (thousands)              14.7     22.0     42.7     38.2      33.8
Capital expenditures                633.5    912.9  1,142.4  1,007.3     554.5
Depreciation and amortization       398.3    368.1    299.5    247.5     229.3
Effective tax rate                   30.0%    30.0%    30.0%   29.5%      29.4%
Number of shareholders             59,300   53,900   46,000   39,300    36,000
                                   ===========================================

*Reflects impact of restructuring, special charges, and accounting changes. (See Notes 2 and 3 to consolidated financial statements.)
**Does not reflect the impact of the special retirement programs since the retirements were generally effective January 1, 1994. Approximately 2,600 people will be retiring under the programs. (See Note 2 to consolidated financial statements.)

Notes to Consolidated Financial Statements
ELI LILLY AND COMPANY AND SUBSIDIARIES
(Dollars in millions, except per-share data)


Note 1:  Summary of Significant Accounting Policies

Basis of Presentation: The accounts of all wholly owned and majority-owned subsidiaries are included in the consolidated financial statements. All intercompany balances and transactions have been eliminated.

Cash Equivalents: The company considers all highly liquid investments, generally with a maturity of three months or less, to be cash equivalents. The cost of these investments approximates fair value.

Inventories: The company states all its inventories at the lower of cost or market. The company uses the last-in, first-out (LIFO) cost method for a significant portion of its inventories located in the continental United States, or approximately 50 percent of its total inventories. Other inventories are valued by the first-in, first-out (FIFO) method. Inventories at December 31, 1993 and 1992, consisted of the following:

                                           1993        1992
                                           ----        ----

   Finished products                    $  272.5   $  272.2
   Work in process                         667.7      530.9
   Raw materials and supplies              271.5      222.2
                                         -------    -------
                                         1,211.7    1,025.3
   Less reduction to LIFO cost             108.7       86.9
                                         -------     ------
                                        $1,103.0   $  938.4
                                         =======     ======

Intangible Assets: Intangible assets arising from acquisitions and research alliances are amortized over their estimated useful lives, ranging from 5 to 40 years, using the straight-line method.

Property and Equipment: Property and equipment is stated on the basis of cost. Provisions for depreciation of buildings and equipment are computed generally by the straight-line method at rates based on their estimated useful lives. At December 31, 1993 and 1992, property and equipment consisted of the following:

                                            1993       1992
                                            ----       ----

   Land                                  $  130.2   $  112.8
   Buildings                              1,957.3    1,655.4
   Equipment                              3,771.7    3,344.3
   Construction in progress                 707.3    1,035.6
                                          -------    -------
                                          6,566.5    6,148.1
   Less allowances for depreciation       2,366.3    2,076.0
                                          -------    -------
                                         $4,200.2   $4,072.1
                                          =======    =======

Approximately $25.5 million, $37.4 million, and $49.1 million of interest costs were capitalized as part of property and equipment in 1993, 1992, and 1991, respectively. The estimated cost to complete significant construction projects in progress at December 31, 1993, approximated $472 million.
Total rental expense for all leases, including contingent rentals (not material), amounted to approximately $97.0 million for 1993, $86.3 million for 1992, and $75.3 million for 1991. Capital leases included in property and equipment in the consolidated balance sheets and future minimum rental commitments are not material.

Foreign Currency Swaps, Options, and Forward Contracts: The company enters into a variety of forward contracts, options, and swaps in its management of foreign currency exposures and interest rate risk. Realized and unrealized gains and losses on contracts that qualify as designated hedges are deferred. Those contracts that do not qualify as hedges for accounting purposes are marked to market, and the resulting gains and losses are recognized in other income.

Income Taxes: Deferred taxes are recognized for the future tax effects of temporary differences between financial and income tax reporting based on enacted tax laws and rates. Federal income taxes are provided on the portion of the income of foreign subsidiaries that is expected to be remitted to the United States and be taxable.

Earnings per Share: Earnings per share are calculated on a fully diluted basis. They are based on the weighted average number of outstanding common shares and common share equivalents (primarily stock options). Primary earnings per share have not been presented because they do not differ significantly from the reported earnings per share computed on a fully diluted basis.

Note 2:  Restructuring and Special Charges

In both 1993 and 1992, the company took actions designed to enhance the company's competitiveness in the changing health care environment, reduce expenses, and improve efficiencies. As a result of these actions, the company recognized restructuring and special charges amounting to $1,172.7 million and $565.7 million in 1993 and 1992, respectively. Restructuring costs include those amounts that arose as a direct result of management's commitment to revised strategic actions. Special charges represent unusual, generally nonrecurring expense items. Significant components of these charges are summarized as follows (dollars in millions):

                                                 Special
                                 Restructuring   Charges   Total
                                 -------------   -------   -----
1993

Work force reductions               $545.4         -       $545.4
Manufacturing consolidations
   and other closings                249.9         -        249.9
Revised distribution strategies       71.7         -         71.7
Pharmaceutical streamlining           35.3         -         35.3
Intangibles write-downs               18.7     $ 56.5        75.2
Asset write-downs, legal
   accruals, and other                 2.4      192.8       195.2
                                    -----------------------------
                                    $923.4     $249.3    $1,172.7
                                    =============================

                                                  Special
                                 Restructuring    Charges  Total
                                 ------------     -------  -----
1992

Global manufacturing strategy        $218.9         -       $218.9
Provision for redirection--
  Medical Devices and
  Diagnostics Division               161.3         -        161.3
Legal, environmental, and
  asbestos abatement                   -         $139.4     139.4
Research investment expenses           -           46.1      46.1
                                    -----------------------------
                                    $380.2       $185.5    $565.7
                                    =============================


The 1993 restructuring actions consisted principally of early-retirement programs instituted in various countries that resulted in more than 2,600 employee positions being eliminated. The related provision for work force reductions includes cash termination benefits, pension enhancements, and other costs associated with these and other severance programs. In addition, the company took actions to consolidate certain manufacturing operations around the world, close certain European headquarters operations, and discontinue its efforts to develop the imaging and therapeutic product lines at its Hybritech subsidiary. The company also approved plans to implement revised product distribution strategies in certain markets outside the United States and to streamline its core pharmaceutical operations. The company took special charges to write down certain operating assets and acquired intangibles as the result of recent developments in pharmaceutical markets and to provide for certain patent and product liability matters.

The 1992 actions centered around a streamlining of the global manufacturing operations and an aggressive response to regulatory initiatives relating to several of the medical devices and diagnostics companies. The revised manufacturing strategy was undertaken in response to a comprehensive review of the global business and manufacturing operations. These actions will result in significant changes to the nature and/or location of future manufacturing operations. The charge for the Medical Devices and Diagnostics Division relates principally to the write-down of certain intangible assets and costs associated with responding to regulatory initiatives. Special charges include accruals for an accelerated asbestos abatement program, other environmental and legal matters, and a charge for the write-down of the company's investment in Centocor, Inc., following the suspension of clinical trials of HA-1A (trademark)/Centoxin.

In 1993 and 1992, the company also recognized other charges of approximately $30 million and $204 million, respectively, representing miscellaneous unusual items covering a variety of other operational matters. These charges are reflected in the applicable operating expense lines in the statements of income.

Note 3:  Accounting Changes

Effective January 1, 1993, the company elected the early adoption of Financial Accounting Standards Board (FAS) 112, "Employers' Accounting for Postemployment Benefits." FAS 112 requires employers to recognize currently the obligation to provide postemployment benefits to former or inactive employees and others. The company's adoption of FAS 112 resulted in a pretax charge of $17.3 million ($10.9 million after tax; $.04 per share) relating primarily to disability benefits. Prior to 1993, the company expensed these obligations when paid.

In 1992, the company elected the early adoption of two Financial Accounting Standards Board pronouncements. The adoption of FAS 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," resulted in a pretax charge of $268.9 million ($167.5 million after tax; $.57 per share). The adoption of FAS 109, "Accounting for Income Taxes," produced a $48.6 million benefit to net income ($.17 per share). The effective date of adoption of both standards was January 1, 1992. The company elected to report the cumulative effect on prior years of the changes as a charge to income in 1992 of $118.9 million.

Note 4:  Acquisitions

In September 1993, IVAC Corporation, a wholly owned subsidiary, completed the acquisition of certain of the assets of the MiniMed III product line, a three-channel infusion pump system, from Siemens Infusion Systems, Ltd. The purchase price was approximately $38 million, which includes guaranteed minimum royalties payable annually from 1996 through 1999. Under provisions of the acquisition agreement, if the royalties are in excess of the guaranteed minimums, IVAC will incur additional consideration, which will be accounted for as goodwill and amortized using the straight-line method.

In 1992, the company acquired Origin Medsystems, Inc. (OMI), a company specializing in devices for use in laparoscopic surgery. The purchase price, including subsequent contingent payments earned through December 31, 1993, totaled $66 million. Depending on the annual performance of OMI and other conditions over the period ending December 31, 1997, additional cash up to $165 million may be paid to holders of OMI common stock. Such additional consideration would be accounted for as goodwill. Goodwill recognized in the acquisition is being amortized over 15 years using the straight-line method.

Note 5:  Stock Plans

Stock options and performance awards have been granted to officers and other executive and key employees. Stock options are granted at prices equal to 100 percent of the fair market value at the dates of grant.

In April 1993, the company announced the GlobalShares program, under which essentially all employees were given an option to buy 100 shares of stock. Options to purchase approximately 3 million shares were granted under the program.

Stock-option activity during 1993 and 1992 is summarized below:

                                              Number of Shares
                                               1993        1992
                                               ----        ----
Unexercised at January 1                   8,359,206   8,065,473
Granted                                    6,964,325   1,227,300
Exercised                                   (671,038)   (895,113)
Terminated                                  (200,675)    (38,454)
                                          ----------   ---------
Unexercised at December 31                14,451,818   8,359,206
                                          ==========   =========
Exercisable at December 31                 5,617,344   4,883,569
                                           =========   =========

The per-share price range of unexercised options at December 31, 1993 and 1992, was $9.14 to $81.88 and $9.00 to $81.88, respectively. Options were exercised at prices ranging from $9.00 to $47.06 in 1993 ($9.14 to $81.88 in 1992). At December 31, 1993, additional options, performance awards, stock appreciation rights, or restricted stock grants may be granted under the Lilly Stock Plan for not more than 145,595 shares (1992--4,147,202 shares).

Note 6:  Borrowings

Long-term debt at December 31, 1993 and 1992, consisted of the following:

                                            1993           1992
                                            ----           ----

8.18 percent ESOP debentures (due in 2006)  $159.1        $175.0
4.00 to 8.06 percent medium-term
   notes (due 1994-1999)                     225.8         200.8
6.25 percent notes (due in 2003)             200.0            -
6.75 percent notes (due in 1999)             100.0         100.0
5.5 percent Eurodollar bonds (due in 1998)   150.0             -
7 percent bonds sold through Swiss
   banks (due in 1996)                        61.9          60.7
Other, including capitalized leases           42.2          72.2
                                             -----         -----
                                             939.0         608.7
Less current portion                         103.8          26.4
                                             -----         -----
                                            $835.2        $582.3
                                             =====         =====

The 8.18 percent Employee Stock Ownership Plan (ESOP) debentures are obligations of the ESOP but are shown on the consolidated balance sheet because they are guaranteed by the company. The principal and interest on the debt will be funded by contributions from the company and by dividends received on certain shares held by the ESOP. Because of the amortizing feature of the ESOP debt, bondholders will receive both interest and principal payments each quarter.

During 1991, the company entered into a currency swap related to $50 million of the medium-term notes, lowering the effective interest rate on these notes to approximately 7 percent.

The 7 percent bonds sold through Swiss banks have an effective rate of 9 percent. These bonds were called at their carrying value in January 1994. The aggregate amounts of maturities on long-term debt for the next five years are as follows: 1994, $103.8 million; 1995, $43.0 million; 1996, $100.3 million; 1997, $79.1 million; and 1998, $164.7 million.

At December 31, 1993, short-term borrowings included $346.4 million of commercial paper and $74.6 million of notes payable to banks. At December 31, 1992, commercial paper and notes payable to banks totaled $416.3 million and $148.5 million, respectively. Interest expense as reported in the financial statements was $71.2 million, $71.7 million, and $39.8 million in 1993, 1992, and 1991, respectively. Cash payments of interest on all borrowings totaled $63.7 million, $72.6 million, and $53.1 million in 1993, 1992, and 1991, respectively.

At December 31, 1993, unused committed lines of credit approximated $600 million. Compensating balances and commitment fees are not material, and there are no significant conditions under which the lines may be withdrawn.

Note 7:  Shareholders' Equity

Changes in the components of shareholders' equity were as follows:
                                                           Common Stock in
                          Additional           Deferred    Treasury
                          Paid-in    Retained  Costs-      ---------------
                          Capital    Earnings  ESOP        Shares Amount
                          -------    --------  -------     ---------------


Balance at January 1,1991    -     $4,548.7  $(109.9) 15,743,256 $1,177.5
Net income                          1,314.7
Cash dividends declared
   per share: $2.05                  (599.9)
Purchase for treasury                                  1,170,000     89.7
Exercise of warrants     $370.8      (560.5)         (15,231,234)(1,139.2)
Issuance of stock under
   employee stock plans   (39.8)      (10.8)          (1,496,064)  (113.4)
ESOP transactions           9.1               (176.3)
Other                                    .8                 (993)     (.1)
                          ------------------------------------------------
Balance at Dec. 31, 1991  340.1     4,693.0   (286.2)    184,965     14.5
Net income                            708.7
Cash dividends declared
   per share: $2.255                 (658.6)
Purchase for treasury                                    970,000     72.5
Issuance of stock under
   employee stock plans   (35.2)                      (1,021,375)   (78.3)
ESOP transactions           2.9                 22.3
Other                        .1                          (11,470)     (.9)
                          ------------------------------------------------
Balance at Dec. 31, 1992  307.9     4,743.1   (263.9)    122,120      7.8
                          ------------------------------------------------
Net income                            480.2
Cash dividends declared
   per share: $2.44                  (715.7)
Purchase for treasury                                    550,000     29.8
Issuance of stock under
   employee stock plans   (16.3)                        (585,103)   (32.5)
ESOP transactions           3.6                  21.1
Other                       (.6)       (6.7)             (27,740)    (1.7)
                         ------------------------------------------------
Balance at Dec. 31, 1993 $294.6    $4,500.9   $(242.8)    59,277     $3.4
                          ===============================================

The company has 292,807,644 issued shares of common stock without par value. In addition, the company has 5,000,000 authorized and unissued shares of preferred stock without par value.

In 1989, the company established an Employee Stock Ownership Plan (ESOP) as a funding vehicle for the existing employee savings plan. The ESOP used the proceeds of a loan from the company to purchase 2,200,000 shares of common stock from the treasury for $129.8 million. In September 1991, the ESOP issued $200 million of third-party debt, repayment of which was guaranteed by the company (see Note 6). The proceeds were used to purchase shares of the company's common stock on the open market. Shares of common stock held by the ESOP will be allocated to participating employees annually through 2006 as part of the company's savings plan contribution. The cost of shares allocated each period is recognized as expense on a first-in, first-out basis.

Generally, the assets and liabilities of foreign operations are translated into U.S. dollars using the current exchange rate. For those operations, changes in exchange rates generally do not affect cash flows; therefore, resulting translation adjustments are made to shareholders' equity rather than to income. Following is an analysis of currency translation adjustments reflected in shareholders' equity:

                                              1993      1992       1991
                                              ----      ----       ----

Balance (negative amount) at January 1 $ (70.2) $ 50.7 $ 28.6 Translation adjustments and gains
   (losses) from intercompany transactions    (93.3)   (121.0)     17.4
Allocated income taxes                           -         .1       4.7
                                              ------   ------     -----
Balance (negative amount) at
   December 31                              $(163.5)   $(70.2)  $  50.7
                                             ======      =====    =====

In 1988, the company adopted a Shareholder Rights Plan. Under the terms of the plan, all shareholders of common stock received for each share owned a preferred stock purchase right entitling them to purchase from the company one two-hundredth of a share of Series A Participating Preferred Stock at an exercise price of $162.50. The rights are not exercisable until after the date on which the company's right to redeem has expired. The company may redeem the rights for $.005 per right up to and including the 10th business day after the date of a public announcement that a person (the "Acquiring Person") has acquired ownership of stock having 20 percent or more of the company's general voting power (the "Stock Acquisition Date").

The plan provides that, if the company is acquired in a business combination transaction at any time after a Stock Acquisition Date, generally each holder of a right will be entitled to purchase at the exercise price a number of the acquiring company's shares having a market value of twice the exercise price. The plan also provides that in the event of certain other business combinations, certain self-dealing transactions, or the acquisition by a person of stock having 25 percent or more of the company's general voting power, generally each holder of a right will be entitled to purchase at the exercise price a number of shares of the company's common stock having a market value of twice the exercise price. Any rights beneficially owned by an Acquiring Person shall not be entitled to the benefit of the adjustments with respect to the number of shares described above. The rights will expire on July 28, 1998, unless redeemed earlier by the company.

Note 8:  Income Taxes

Following is the composition of income taxes. The 1993 and 1992 amounts reflect use of the liability method under FAS 109, while the 1991 amounts reflect accounting using the deferred method, which was required under the previous rules.

                                          1993     1992     1991
                                          ----     ----     ----
Current:
   Federal                               $329.8   $385.7   $330.1
   Foreign                                 80.5     88.7    104.2
   State                                   42.5     55.4     87.3
                                          -----    -----    -----
                                          452.8    529.8    521.6

Deferred:
   Federal                               (112.7)  (124.1)    43.4
   Foreign                                (89.5)   (35.1)    (5.5)
   State                                  (39.8)   (15.9)     5.0
                                          -----    -----      ---
                                         (242.0)  (175.1)    42.9
                                          -----    -----     ----
Income taxes                             $210.8   $354.7   $564.5
                                          =====    =====    =====
1991 deferred income tax provision:
   Accelerated depreciation                                $ 18.6
   Employee benefit plans                                    32.8
   Vacation liability                                        (3.5)
   Other timing differences                                  (5.0)
                                                             ----
Total deferred income tax provision                       $  42.9
                                                             ====

At December 31, 1993, the company had net operating loss carryforwards for income tax purposes of $294 million, of which $8 million will expire within 5 years. The majority of the remaining carryforwards do not expire.

Significant components of the company's deferred tax assets and liabilities as of December 31 are as follows:

                                                    1993     1992
                                                    ----     ----
Deferred tax assets:
   Restructuring and special charges--other      $361.2    $154.3
   Compensation and benefits                      179.0     149.0
   Inventory                                      103.1      96.9
   Litigation, environmental and asbestos          99.2      93.7
   Net operating losses of subsidiaries            59.1       4.5
   Other                                          179.8     123.1
                                                  -----     -----
                                                  981.4     651.5

   Valuation allowances                          (104.0)    (20.4)
                                                 ------     ------
      Total deferred tax assets                   877.4     631.1
                                                  -----     -----
Deferred tax liabilities:
   Property and equipment                        (435.6)   (345.7)
Prepaid employee benefits                        (122.9)   (208.2)
Other                                             (52.8)    (53.1)
                                                   ----      ----
Total deferred tax liabilities                   (611.3)   (607.0)
                                                  -----     -----

Deferred tax assets--net                         $266.1    $ 24.1
                                                  =====     =====

Unremitted earnings of foreign subsidiaries that have been, or are intended to be, permanently reinvested for continued use in foreign operations and which, if distributed, would result in taxes at approximately the U.S. statutory rate, aggregated $976 million at December 31, 1993 ($788 million at December 31, 1992). Cash payments of taxes totaled $455 million, $484 million, and $489 million in 1993, 1992, and 1991, respectively.

Following is a reconciliation of the effective income tax rate:

                                              1993     1992   1991
                                              ----     ----   ----
United States federal statutory tax rate      35.0%   34.0%   34.0%
Add (deduct):
   State taxes, net of federal tax benefit      .3     2.2     3.2
   Tax savings from operations in Puerto Rico(10.0)   (7.5)   (4.7)
   Research tax credit                        (2.4)    (.3)    (.7)
   Effect of international operations          1.7     (.8)   (2.4)
   Nondeductible impact of restructuring       2.8     1.8      -
   Sundry                                      2.6      .6      .6
                                              ----    ----    ----
Effective income tax rate                     30.0%   30.0%   30.0%
                                              ====    ====    ====

Note 9:  Retirement Benefits

Pension Plans:

The company has noncontributory defined benefit retirement plans that cover substantially all United States employees and a majority of employees in other countries. Benefits under the domestic plans are calculated by using one of several formulas. These formulas are based on a combination of the following: (1) years of service, (2) final average earnings, (3) primary social security benefit, and (4) age. The benefits for the company's plans in countries other than the United States are based on years of service and compensation.

The company's funding practice for all plans is consistent with local governmental and tax funding regulations. Generally, pension costs accrued are funded. Plan assets consist primarily of equity and fixed income instruments.

Net pension expense for the company's retirement plans included the following components:

                                               1993     1992      1991
                                               ----     ----      ----
   Service cost--benefits earned during the
       year                                  $  65.5  $  69.4  $  58.8
   Interest cost on projected benefit
       obligations                             129.0    121.5    119.7
   Actual return on assets                    (283.3)  (197.2)  (246.2)
   Net amortization and deferral                91.6     18.1     78.3
                                               -----    -----     ----
   Net annual pension cost                   $   2.8  $  11.8  $  10.6
                                               =====    =====     ====

In addition to the net pension cost above, the 1993 restructuring charges include curtailment losses and special termination costs resulting from the early-retirement programs of $133.3 million and $113.4 million, respectively.

The funded status and amounts recognized in the consolidated balance sheets for the company's defined benefit retirement plans at December 31 were as follows:

                                 Plans in Which         Plan in Which
                                 Assets Exceed          Accumulated Benefits
                                 Accumulated Benefits   Exceed Assets

                                    1993      1992      1993   1992
                                    ----      ----      ----   ----
Plan assets at fair
  value                           $2,033.8  $1,806.9   $ 0.0  $ 0.0
Actuarial present value
  of benefit obligations
    Vested benefits                1,532.6   1,097.1   111.4   29.4
    Nonvested benefits               149.0     108.6     1.6    2.5
                                   -------   ------    -----   ----
Accumulated benefit
  obligation                       1,681.6   1,205.7   113.0   31.9
Effect of projected future
  salary increases                   395.8     367.6     4.0    7.2
                                   -------   -------   -----   ----
Projected benefit
  obligation                       2,077.4   1,573.3   117.0   39.1
                                   -------   -------   -----   ----
Funded status                        (43.6)    233.6  (117.0) (39.1)
Unrecognized net loss                174.1     119.3    15.6   13.7
Unrecognized prior
  service cost                       128.0      25.6     9.1    5.2
Unrecognized net
  obligation at
  January 1, 1986                      3.8       4.1     2.8    3.4
Additional minimum
  liability                            0.0       0.0   (23.5)  (9.5)
                                     -----     -----   -----   -----
Prepaid (accrued) pension
  cost                            $  262.3    $382.6 $(113.0)$(26.3)
                                     =====    =====   =======  ====

The assumptions used to develop net periodic pension expense and the actuarial present value of projected benefit obligations are shown below:

                                        (percents)   1993   1992   1991
                                                     ----   ----   ----

Weighted-average discount rate                        7.6    8.7   9.2
Rate of increase in future compensation levels    4.5-9.5 6.0-9.5 5.5-9.5
Weighted-average expected long-term rate of
   return on plan assets                             11.0   11.0   11.0

The reduction in the discount rate at December 31, 1993 increased the projected benefit obligation by approximately $210.4 million.

The company has defined contribution savings plans that cover its eligible employees worldwide. The purpose of these defined contribution plans is generally to provide additional financial security during retirement by providing employees with an incentive to make regular savings. Company contributions to the plans are based on employee contributions and the level of company match. Expense under the plans totaled $32.9 million, $24.1 million, and $28.6 million for the years 1993, 1992, and 1991, respectively.

Retiree Health Benefits:

The company's noncontributory defined benefit postretirement plans provide health benefits for the majority of the United States retirees and their eligible dependents. Certain of the company's non-U.S. subsidiaries have similar plans for retirees. Eligibility for these benefits is based upon retirement from the company. Effective October 1, 1992, the plan was modified such that the start date of an eligible employee's credited service period begins when the combination of an employee's age and years of service equals 60.

The company's funding practice for all plans is consistent with local governmental and tax funding regulations. Plan assets consist primarily of equity and fixed income instruments.

Net postretirement benefit expense for the company included the following components:

                                                    1993     1992
                                                    ----     ----

Service cost--benefits earned during the year      $ 10.7   $  7.2
Interest cost on accumulated postretirement benefit
  obligations                                        19.8     21.8
Actual return on assets                             (11.2)    (4.6)
Net amortization and deferral                       (10.2)   (11.0)
                                                    ------   -----
Net periodic postretirement benefit cost           $  9.1   $ 13.4
                                                    =====    =====


Prior to 1992, the annual expense associated with these benefits was recognized when incurred. The expense of these benefits was $13.4 million in 1991.

The funded status and amounts recognized in the consolidated balance sheet for the company's defined benefit postretirement plans at December 31 were as follows:

                                                 1993        1992
                                                 ----        ----
Accumulated postretirement benefit obligation:
   Retirees                                      $217.8    $131.5
   Fully eligible active plan participants         61.0      45.8
   Other active plan participants                  75.7      56.6
                                                  -----     -----
                                                  354.5     233.9
Plan assets at fair value                         142.6     119.3
                                                  -----     -----
Accumulated postretirement benefit obligation
   in excess of plan assets                       211.9     114.6
Unrecognized benefit of plan amendment             37.6      46.6
Unrecognized net loss                             (66.5)    (18.9)
                                                  -----     -----
Accrued postretirement benefit cost              $183.0    $142.3
                                                  =====     =====
In connection with the company's early-retirement programs, restructuring charges include curtailment and termination costs relating to these plans of $52.4 million and $7.0 million, respectively.

The assumptions used to develop the net postretirement benefit expense and the present value of benefit obligations are shown below:

                                         (percents)   1993   1992
                                                      -----  ----

Weighted-average discount rate                         7.5   8.5
Expected long-term rate of return                     11.0  11.0
Health care cost trend rate for participants
   Under age 65                                        8.0   8.0
   Over age 65                                         6.0   6.0

If these trend rates were to be increased by 1 percentage point each year, the December 31, 1993, accumulated postretirement benefit obligation would increase by 12 percent and the aggregate of the service and interest cost components of 1993 annual expense would increase by 20 percent. The reduction in the discount rate at December 31, 1993, increased the accumulated postretirement benefit obligation by approximately $30.0 million.

Note 10:  Financial Instruments

Fair Value of Financial Instruments and Off-Balance-Sheet Risk: The methods and assumptions used to estimate the fair value of the following classes of financial instruments were:

Short-Term and Long-Term Debt: The carrying amount of the company's short-term borrowings approximates its fair value. The fair values of the company's long-term debt, including the current portion, are estimated using discounted cash flow analyses, based on the company's current incremental borrowing rates for similar types of borrowing arrangements.
A significant portion of long-term debt consists of noncallable notes and bonds.

Investments: The fair values for marketable debt and equity securities are based on quoted market prices. The fair values of nonmarketable equity securities, which represent either equity investments in start-up technology companies or partnerships that invest in start-up technology companies, are estimated based on the fair value information provided by these ventures. The fair value of nonmarketable debt securities is based on quoted market prices of similar securities.

The company is a limited partner in certain investments for which the determination of fair value is not practicable. The carrying value of such investments is $73.6 million as of December 31, 1993.

Risk-Management Instruments: The fair values of the company's foreign exchange and interest rate risk-management instruments (forwards, options, and swaps) are estimated, based on quoted market prices of comparable contracts.

The carrying amounts and fair values of the company's outstanding financial instruments at December 31 were as follows:

                                             1993               1992
                                      ----------------   ----------------
                                      Carrying    Fair   Carrying    Fair
                                       Value     Value     Value    Value
                                       -----     -----     -----    -----

Long-term debt                         $928.7   $964.5   $596.9   $620.4

Short-term investments                  447.5    460.0    295.9    300.6

Noncurrent investments
   Marketable equity                     63.0     69.8     80.0     98.4
   Debt securities                       49.8     49.2    124.3    125.9
   Nonmarketable equity                  35.3     36.5     38.2     40.5

Risk-management instruments              12.0      5.4      2.8       .1

Off-Balance-Sheet Risk: The company enters into forward exchange contracts, option contracts, and foreign currency swaps to hedge foreign currency transactions on a continuing basis for periods consistent with its foreign currency exposures. The effect of this practice is to reduce the impact of foreign exchange rate movements on the company's operating results. The company's hedging activities do not create exchange rate risk because gains and losses on these contracts generally offset losses and gains on the assets, liabilities, and transactions being hedged. In addition, the company enters into interest rate swaps to manage its interest rate risk.

At December 31, the stated, or notional, amounts of the company's outstanding off-balance-sheet financial instruments were as follows:

                                             1993             1992
                                             ----             ----

Forward exchange contracts                  $790.7          $458.6
Foreign currency options issued               -               40.0
Currency swaps                                39.2            94.1
Interest rate swaps                          225.0           100.0

Of the company's forward exchange contracts outstanding at December 31, 1993 and 1992, those which were denominated in European currencies amounted to 85 percent and 95 percent, respectively. The forward exchange contracts generally have maturities that do not exceed 12 months and require the company to exchange currencies at rates agreed to at inception of the contracts upon maturity. The foreign currency options represent one part of an overall strategy designed to hedge certain foreign currency exposures.

Concentrations of Credit Risk: Financial instruments that potentially subject the company to credit risk consist principally of trade receivables and interest-bearing investments. Wholesale distributors of life-sciences products account for a substantial portion of trade receivables; collateral is generally not required. The risk associated with this concentration is limited due to the large number of wholesalers and their geographic dispersion.

The company places substantially all its interest-bearing investments with major financial institutions and, by policy, limits the amount of credit exposure to any one financial institution.

Note 11:  Contingencies

The company has been named as a defendant in numerous product liability lawsuits involving primarily two products, diethylstilbestrol and Prozac.
The company has accrued for its estimated exposure, including costs of litigation, with respect to all current product liability claims. In addition, the company has accrued for certain future anticipated product liability claims to the extent the company can formulate a reasonable estimate of their costs. The company's estimates of these expenses are based primarily on historical claims experience and data regarding product usage. The company expects the cash amounts related to the accruals to be paid out over the next several years. The majority of costs associated with defending and disposing of these suits are covered by insurance. The company's estimate of insurance recoveries is based on existing deductibles, coverage limits, and the existing and projected future level of insolvencies among its insurance carriers.

The company is a party to various patent litigation matters involving Humatrope, Humulin, bovine somatotropin, and various products within the Medical Devices and Diagnostics Division. Based upon historical and industry data, the company has accrued for the anticipated cost of resolution of the claims.

Under the Comprehensive Environmental Response, Compensation, and Liability Act, commonly known as Superfund, the company has been designated as one of several potentially responsible parties with respect to certain sites. Under Superfund, each responsible party may be jointly and severally liable for the entire amount of the cleanup. The company also continues remediation of certain of its own sites. The company has accrued for estimated Superfund cleanup costs, remediation, and certain other environmental matters, taking into account, as applicable, available information regarding site conditions, potential cleanup methods, estimated costs, and the extent to which other parties can be expected to contribute to those costs. The company has reserved its right to pursue claims for insurance with respect to certain environmental liabilities. However, because of uncertainties with respect to the timing and ultimate realization of those claims, the company has not recorded any environmental insurance recoveries.

The product, patent, and environmental liabilities have been reflected in the company's consolidated balance sheet at a gross amount of approximately $505 million. Estimated insurance recoverables of approximately $185 million appear as assets in the consolidated balance sheet.

While it is not possible to predict or determine the outcome of the patent, product liability, or other legal actions brought against the company, or the ultimate cost of environmental matters, the company continues to believe the costs associated with all such matters will not have a material adverse effect on its consolidated financial position.

Note 12:  Subsequent Event

In January 1994, the company announced that it intends to divest itself of the Medical Devices and Diagnostics (MDD) Division, a global high technology organization of nine companies. The final form of the divestiture will depend on tax, market, and other considerations including the nature of any offers that the company may receive. Under current plans, the company expects to divest itself of six businesses in the MDD division through the spin-off to shareholders of a new medical-devices holding company, through one or more public offerings of the holding company's shares, or through a combination of these methods. These six businesses include Advanced Cardiovascular Systems, Inc.; Cardiac Pacemakers, Inc.; Devices for Vascular Intervention, Inc.; Heart Rhythm Technologies, Inc.; IVAC Corporation; and Origin Medsystems, Inc. The company intends to sell separately the MDD division's three other businesses: Hybritech Incorporated; Pacific Biotech, Inc.; and Physio-Control Corporation.

Report of Independent Auditors
Board of Directors and Shareholders,
Eli Lilly and Company


We have audited the accompanying consolidated balance sheets of Eli Lilly and Company and subsidiaries as of December 31, 1993 and 1992, and the related consolidated statements of income and cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Eli Lilly and Company and subsidiaries at December 31, 1993 and 1992, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.

As discussed in Note 3 to the financial statements, in 1992 the company changed its methods of accounting for income taxes and postretirement health benefits.


ERNST & YOUNG

Indianapolis, Indiana
February 1, 1994

Appendix to Exhibit 13


Graphs in Annual Report to Shareholders
for the Year Ended December 31, 1993


The portions of the Company's 1993 Annual Report to Shareholders that are contained in this Exhibit 13 include, in their original paper form, three bar graphs. The information contained in those graphs is set forth below in tabular form. The captions of the graphs are also set forth below.


Graph #1 -- Research and Development (R&D) Expenses

($ millions)

Year            Amount
- ----            ------

1989            $605.4
1990             702.7
1991             766.9
1992             924.9
1993             954.6

Caption: In 1993, 15 percent of each sales dollar was devoted to R&D spending. The company's commitment to a strong R&D effort resulted in global clinical trial spending more than doubling in 1993. As a result of these efforts, the company now has approximately 15 compounds in Phase II or Phase III clinical trials.


Graph #2 -- Capital Expenditures

($ millions)

Year           Amount
- -----          ------

1989         $  554.5
1990          1,007.3
1991          1,142.4
1992            912.9
1993            633.5

Caption: Capital expenditures during 1993 were $279 million less than the 1992 level and were at their lowest level in four years. Major research, administrative, and manufacturing projects continued to progress toward completion. It is expected that the near-term capital expenditure requirements will be below the 1993 level.

Appendix to Exhibit 13 Continued



Graph #3 -- Dividends per Share

($ millions)

Year        Amount
- ----        ------

1989         $1.35
1990          1.64
1991          2.00
1992          2.20
1993          2.42

Caption: Dividends of $2.42 per share were paid in 1993, which was a 10 percent increase over 1992. The company also declared a first-quarter
1994 dividend of $.625 per share which represents a 3.3 percent increase over 1993. Nineteen ninety-three was the 26th consecutive year in which dividends increased.