Form 10-K405, Exhibit 13
LILLY ELI & CO
filed 1995-03-27
CIK 59478

EXHIBIT 13. ANNUAL REPORT TO SHAREHOLDERS FOR THE YEAR
                             ENDED DECEMBER 31, 1994

REVIEW OF OPERATIONS


STRATEGIC ACTIONS

During 1994, the company took several steps in implementing its plan to divest the Medical Devices and Diagnostics (MDD) Division businesses. Five of the MDD companies, Advanced Cardiovascular Systems, Inc.; Cardiac Pacemakers, Inc.; Devices for Vascular Intervention, Inc.; Heart Rhythm Technologies, Inc.; and Origin Medsystems, Inc., were combined into a newly formed company, Guidant Corporation (Guidant). In December, Guidant completed an initial public offering of approximately 20 percent of its common stock. Under current plans, Lilly intends to distribute the remaining 80 percent of Guidant's shares in 1995 through a split off (an exchange offer pursuant to which Lilly shareholders would be given the opportunity to exchange some of or all their Lilly shares for Guidant shares). Three of the other MDD companies, Physio-Control Corporation; IVAC Corporation; and Pacific Biotech, Inc., have been sold in private transactions, and negotiations are continuing for the sale of the remaining MDD company, Hybritech Incorporated.

As a consequence of the divestiture plan, the operating results of the MDD companies have been reflected as "discontinued operations" in the company's financial statements and have been excluded from consolidated sales and expenses reflected therein. The company presently anticipates that the divestiture will be completed in 1995 at an overall net gain. This net gain will be recognized when realized. See Note 4 to the consolidated financial statements for a further discussion.

On November 21, 1994, the company acquired PCS Health Systems, Inc. (PCS), the pharmaceutical benefits management business of McKesson Corporation. The purchase price was approximately $4.1 billion, substantially all of which was allocated to goodwill. Also, on September 9, 1994, the company acquired Sphinx Pharmaceuticals Corporation (Sphinx). The purchase price was approximately $80.0 million. Both of these acquisitions were accounted for using the purchase method of accounting. Therefore, operating results of the companies from their respective dates of acquisition have been included in the company's consolidated financial statements. See Note 2 to the consolidated financial statements for a further discussion of these acquisitions.


OPERATING RESULTS OF CONTINUING OPERATIONS--1994

Worldwide sales rose 10 percent in 1994, to $5.7 billion. The factor that contributed most to the increase was an 11 percent rise in unit volume. Price declines reduced sales by 2 percent, while exchange rates increased sales by 1 percent.

The company achieved sales increases both in the United States and abroad. Sales in the United States were $3.3 billion, a 6 percent increase. Sales outside the United States were $2.4 billion, an increase of 16 percent from the previous year.

Pharmaceutical sales for the year increased approximately 10 percent, to $5.2 billion, led by the antidepressant Prozac(R) (up 39 percent, to approximately $1.7 billion). The company expects a continuing growth of Prozac sales but at a lower rate. Other products contributing significantly to worldwide pharmaceutical sales growth included the antiulcer drug Axid(R), the human insulin product Humulin(R), the human growth hormone Humatrope(R), and the oral antibiotic

LorabidTM.  Sales also benefited slightly from the inclusion of PCS.
Sales of central-nervous-system, diabetes-care, and gastrointestinal products, as therapeutic classes, increased from 1993 levels. However, sales of anti-infectives decreased as international sales growth was offset by a decline in the U.S. In addition, U.S. sales of Dobutrex(R) declined approximately 91 percent compared with 1993 as a result of the product's patent expiration in October 1993. U.S. pharmaceutical sales increased 6 percent, to nearly $3.1 billion, in 1994, despite the growth in product discounts and rebates associated with the company's increased participation in managed-care programs and the negative effects of federally mandated rebates to the states on sales to Medicaid recipients. For 1994, Medicaid rebates totaled $166 million, a 6 percent increase over 1993. Pharmaceutical sales outside the U.S. increased 17 percent, to nearly $2.2 billion, in 1994. Contributing substantially to the international sales growth were strong results in emerging markets, including Eastern Europe, Asia, and Latin America.

Sales of the oral antibiotic Ceclor(R) in the United States, which accounted for approximately 7 percent of the company's worldwide sales in 1994, declined in both 1993 and 1994, primarily as a result of intense competition from other anti-infective products. These competitive pressures are expected to continue to have a negative effect on Ceclor sales. The U.S. product patent for Ceclor expired in 1992, and a patent on a key intermediate in Lilly's manufacturing process for the compound expired in December 1994. To date, the company has experienced only limited competition from generic cefaclor in markets outside the United States and is not aware that any competitor has received U.S. Food and Drug Administration (FDA) approval to market generic cefaclor. However, the company expects that, within the near term, competitors will be entering the U.S. market with generic cefaclor. The company believes that the quantity of available competitive product will be limited initially by manufacturing capacity constraints but that those constraints are likely to lessen over time.

In response to these competitive challenges, in October 1994, the company, on behalf of its subsidiary STC Pharmaceuticals, Inc., announced an agreement with Mylan Pharmaceuticals, Inc., to market and distribute a generic form of cefaclor in the United States. This arrangement is intended to enhance cefaclor's competitiveness in the U.S. anti-infectives marketplace and to position the company as the leading supplier to the market of generic cefaclor after the introduction of the product by other manufacturers. The company anticipates that the combined impact in the United States of the continued competition from other anti-infectives and the introduction of generic cefaclor could have a material adverse effect on the company's 1995 consolidated results of operations.

Worldwide sales of Elanco Animal Health products increased 6 percent to $464 million. Sales increased 1 percent in the United States and 9 percent outside the U.S. compared with 1993. The worldwide sales increase was led by Tylan(R), an antibiotic for swine and cattle.

Manufacturing costs of products sold increased in 1994 to 29.4 percent of sales from 27.9 percent of sales in 1993. The increase is due primarily to a decision in early 1994 to reduce certain in-process inventory levels, which resulted in greater amounts of overhead costs being charged against income. This increase was partially offset by a favorable product mix and continued reduction in spending.

Research and development expenses increased 11 percent in 1994. Research expenditures continue to increase due in part to the growth of global clinical trials to support the company's extensive pipeline of potential new products. The company anticipates that research and development expenses will grow at a rate in excess of sales for at least the next two years, primarily as a result of compounds moving into the more costly stages of clinical research. See Note 2 to the consolidated financial statements for a discussion of acquired research.

Marketing and administrative expenses increased 5 percent in 1994. Marketing costs increased largely due to the continued expansion of sales forces in emerging international markets. Administrative expenses reflected a decrease compared with 1993 due in part to the impact of special charges taken as part of the 1993 restructuring. This decrease was offset in part by increased legal expenses associated with litigation resolved during the year.

In the first half of 1994, the company incurred $66 million of pretax charges associated with the March 31 voluntary recall of three of the company's liquid oral antibiotics. The recall, which was initiated by the company after consultation with the FDA, was made after four instances were reported of small plastic caps being found in the antibiotics. Shipments of these products were resumed during the second and third quarters.

Net other income in 1994 declined compared with 1993 levels largely as a consequence of increased interest expense due to higher debt levels.

The effective tax rate for 1994 was 30.2 percent compared with 29.9 percent in 1993. This increase was due largely to the impact of the Omnibus Budget Reconciliation Act (OBRA) of 1993, which reduced the tax benefit from operations in Puerto Rico. For 1995, the company anticipates that various tax-planning strategies will offset the impact of further reductions in the tax benefit from its operations in Puerto Rico.

Net income and earnings per share were $1.3 billion and $4.45, respectively, for 1994. These amounts reflect substantial increases over 1993 due to both the negative impact on 1993 operations of the company's 1993 restructuring and special charges and the continued growth of the company's pharmaceutical and animal health businesses in 1994. This growth was partially offset by the impact of increased interest expense related to the Guidant debt and the debt used to finance the PCS acquisition, amortization of goodwill associated with the PCS acquisition, the product recall, and the acquired research related to the Sphinx acquisition. Net income and earnings per share would have been $1.4 billion and $4.84 per share, respectively, without these items.

For 1995, the company expects that the impacts of the PCS goodwill amortization and the interest expense on debt used to finance the acquisition will depress net income. This impact will be offset in part by the operating results of PCS and anticipated growth of the company's pharmaceutical and animal health businesses.

Fundamental changes continued to reshape the traditional patterns of health care delivery in 1994. In the United States, managed-care organizations and other large customers account for a growing portion of total pharmaceutical purchases and are exerting increasing pricing pressures on the pharmaceutical industry and the company. In the U.S. Congress, the health-care-reform debate continued during 1994 and is expected to be renewed in 1995. It is uncertain whether significant federal health-care-reform legislation will be adopted or what form it may take. Health-care-reform proposals have been introduced or adopted in a number of states as well, including unitary pricing laws (currently adopted in a small number of states) that attempt to limit pharmaceutical pricing flexibility. To varying degrees, changes in health care delivery and pharmaceutical reimbursement policies are also occurring outside the United States. It is difficult to predict the impact these changes will have on the industry and the company. As previously noted, the company has responded to the changes with several strategic actions, including the MDD divestiture, the PCS acquisition, increased participation in managed-care and disease-management programs, and a refocusing of research efforts on a smaller number of therapeutic areas offering the most promise.

As in 1994, the company has pledged voluntarily to hold the increase in the weighted-average transaction price of its U.S. pharmaceutical products in 1995 to the projected rate of inflation and to limit increases in the prices of individual products to the forecasted increase in the Consumer Price Index for all urban consumers, all items (CPI-U), during the year plus 2 percent. This policy, as in the past, will be contingent upon stable market conditions and governmental policies recognizing, acknowledging, and supporting innovation.


OPERATING RESULTS OF CONTINUING OPERATIONS --1993

Worldwide sales rose 5 percent in 1993, to $5.2 billion. Unit volume provided a 6 percent increase, while price increases contributed a modest 1 percent. The impact of exchange rates decreased sales growth by 2 percent.

The company achieved sales increases both in the United States and abroad. Sales in the United States were $3.1 billion, a 5 percent increase. Sales outside the United States were $2.1 billion, which also reflected a gain of 5 percent from the previous year.

Pharmaceutical sales increased 7 percent, to $4.7 billion in 1993, led by Axid and Prozac. Other products contributing to worldwide pharmaceutical sales growth included Humatrope, Humulin, and Vancocin(R) HCl. Sales also benefited from the first full year of sales of Lorabid. Ceclor sales declined slightly in 1993, as good sales growth abroad was offset by intense competition from other oral antibiotics in the United States. Sales of central-nervous-system, diabetes-care, and gastrointestinal products, as therapeutic classes, increased from 1992 levels, while sales of anti-infectives decreased slightly. U.S. pharmaceutical sales increased 5 percent, to $2.9 billion, despite the growth in discounts and rebates associated with increased participation in managed-care programs and the negative effects of Medicaid rebates. Medicaid rebates totaled $156 million in 1993, a 44 percent increase over 1992. Pharmaceutical sales outside the U.S. were $1.8 billion in 1993.

Worldwide sales of Elanco Animal Health products increased 3 percent, to $439 million, in 1993. The increase was largely due to strong worldwide sales growth of Micotil(R), an antibiotic for bovine respiratory disease, offset slightly by a decline in sales of Tylan.

The company implemented various restructuring and streamlining initiatives and strategic actions in both 1993 and 1992. These strategic actions were taken largely in response to the changing environment in which the company operates and were designed to enhance the company's core competencies, enable the company to deliver more clinical and economic value to its customers worldwide, streamline global manufacturing operations, and enhance the company's competitiveness. See Note 3 to the consolidated financial statements for a further discussion.

The 1993 initiatives included a voluntary early-retirement program under which approximately 2,600 employees worldwide retired. Further, the company announced a goal of eliminating another 1,400 positions over the next several years by restricting its use of temporary and contract workers and consultants and through ongoing normal attrition and strict hiring practices.

The 1993 actions, including the early-retirement programs, resulted in restructuring, special, and other charges to continuing operations of approximately $1.0 billion before tax. Costs associated with the early-retirement programs were approximately $535 million before tax. Other actions included consolidation of certain manufacturing and distribution operations and streamlining of various other operations ($250 million before tax). In addition, anticipated expenses of $248 million before tax were recorded relating to impaired manufacturing assets, write-offs of certain acquired intangibles, and certain patent and product liability matters. Of the total 1993 charges, approximately $130 million were paid in cash as of December 31, 1993. In 1994, another $110 million of these charges were paid in cash. Charges yet to be paid in cash total approximately $252 million and are expected to be funded from operations primarily over the next two years.
The 1992 actions centered around a streamlining of the global manufacturing operations and other actions designed to enhance the company's competitiveness.

For continuing operations, these actions resulted in restructuring and special charges of $404 million and other charges of $184 million, substantially all of which were before taxes. These other charges, representing miscellaneous unusual items covering a variety of operational matters, are reflected in the applicable operating expense lines of the statement of income.

Manufacturing costs of products sold decreased in 1993 to 27.9 percent of sales from 28.6 percent in 1992. This decline relates largely to the number of other charges taken as part of the 1992 restructuring actions.

Research and development expenses increased 3 percent in 1993. Global clinical trial expenses more than doubled compared with 1992, reflecting the movement of several compounds into the later and most costly stages of clinical trials.

Marketing and administrative expenses increased 7 percent in 1993. The increase in marketing costs was primarily associated with the continued globalization of the company's products, including the U.S. launch of Lorabid pediatric; the full-year impact of the 1992 expansion of the pharmaceutical sales forces outside the United States; a realignment of sales forces in the U.S.; and the inclusion of a full year of expenses of Beiersdorf-Lilly G.m.b.H., a 1992 acquisition. Administrative expenses declined in 1993. This decline was largely attributable to a number of one-time expenses recognized in 1992 in connection with the 1992 strategic actions and to various cost-containment measures.

Net other income in 1993 increased slightly from 1992 levels due primarily to the additional charges recognized in 1992 in connection with the strategic actions. However, net other income in 1993 was negatively affected by lower interest income on investments.

The effective tax rate for 1993 was 29.9 percent compared with the 1992 rate of
29.4 percent. The company's effective tax rate was not significantly increased in 1993 by OBRA because the effect of the corporate rate increase was largely offset by the retroactive restoration of the research tax credit.

Both 1993 net income and earnings per share declined from 1992 levels by 32 percent. The declines were primarily the result of the impacts of the company's strategic business actions on costs and expenses and the growth in Medicaid rebates. Excluding the impact of these strategic business actions, net income and earnings per share for the year would have been $1.3 billion and $4.54, respectively.


FINANCIAL CONDITION

The company maintained a sound financial position in 1994 despite the impacts of substantial additional borrowings in 1994 and restructuring and special charges taken in 1993. The cash generated from operations provided the resources to fund capital expenditures and dividends. In 1994, the company incurred additional debt to finance the acquisition of PCS ($3.8 billion) and as part of the overall Guidant divestiture strategy ($473 million). Total debt reached a record level of $4.85 billion at December 31, 1994, compared with $1.36 billion at December 31, 1993.

As a consequence of the anticipated additional debt and the likelihood of heightened competition for the antibiotic Ceclor, the company's long-term debt rating was lowered from AAA to AA by Standard & Poor's in October 1994 and from Aa1 to Aa3 by Moody's in November. Commercial paper ratings of A1+ by Standard & Poor's and Prime-1 by Moody's were affirmed. Maintenance of these ratings will depend largely on continued strong financial performance and reductions of existing debt levels.

The acquisition of PCS was initially financed through the issuance of $3.8 billion in commercial paper. In December, the company replaced $450 million of the commercial paper with 7 and 12 year fixed-rate debt. Further, in February

1995, the company replaced another $350 million of the commercial paper through the issuance of 5 and 10 year fixed-rate Eurobonds. The remaining commercial paper is backed up by committed bank credit facilities.

The company continues to believe it will have sufficient cash flow from continuing operations to fund operating needs, including debt service, capital expenditures, and dividends.

The company conducts its business in various foreign currencies and, as a result, is subject to the exposures that arise from foreign exchange rate movements. The company's hedging activities, all of which are for "purposes other than trading" (as defined by Financial Accounting Standards Board Statement 119), are initiated within the guidelines of documented corporate risk-management policies and do not create risk because gains and losses on these instruments generally offset losses and gains on the assets, liabilities, and transactions being hedged.

The company uses foreign currency forward contracts, currency swaps, and option contracts to reduce the effect of fluctuating foreign currencies. Instruments related to transactional exposures are carried in the financial statements at current rates, with rate changes reflected directly in income. Gains and losses on instruments designed to hedge anticipated foreign currency transactions are deferred and recognized in the same period as the hedged transactions. Further, interest-rate swap agreements are used to reduce the impact of interest rate changes on net income. In 1994, the impact of the company's risk-management strategies was not material to the results of operations.

Capital expenditures of $576.5 million during 1994 were $57 million less than in 1993, as work progressed toward completion of new manufacturing, development, research, and administrative facilities. The company expects near-term capital expenditures to increase slightly over 1994 levels. Sufficient liquidity exists to meet these near-term requirements.

The company is a 40 percent partner in DowElanco, a global agricultural products joint venture, with The Dow Chemical Company. The company holds a put option, which became exercisable after October 31, 1994, which requires Dow to purchase the company's interest in DowElanco at fair market value.

Dividends of $2.50 per share were paid in 1994, a 3 percent increase from the $2.42 per share paid in 1993. The 1993 dividend reflected a 10 percent increase from the $2.20 per share paid in 1992. The year 1994 was the 110th consecutive year that the company made dividend payments and the 27th consecutive year in which dividends have been increased.


ENVIRONMENTAL AND LEGAL MATTERS

As with other industrial enterprises, the company's operations are subject to increasingly complex and changing federal, state, and local environmental laws and regulations, which will continue to require capital investment and operational expenses. The company also has been designated a potentially responsible party under the Comprehensive Environmental Response, Compensation, and Liability Act, commonly known as Superfund, with respect to approximately 10 sites with which the company had varying degrees of involvement. Further, the company continues remediation of certain of its own properties consistent with current environmental practices. The company has accrued for estimated Superfund costs and remediation of its own properties, taking into account, as applicable, available information regarding site conditions, potential cleanup methods, estimated costs, and the extent to which other parties can be expected to contribute to those costs. In addition, the company has accrued for certain other environmental matters.
During 1994, the company continued to be named as a defendant in lawsuits involving Prozac. The number of new case filings in 1994 declined from the 1993 level.

The company has been named, together with numerous other U.S. prescription drug manufacturers, as a defendant in a large number of related actions brought by retail pharmacies alleging violations of federal and state antitrust and pricing laws. The federal suits include a class action on behalf of nearly all U.S. retail pharmacies. The class plaintiffs allege an industrywide agreement to deny favorable prices on prescription drugs to retail pharmacies that manufacturers grant to managed-care organizations and certain other large purchasers. Other related suits, brought by several thousand pharmacies, involve claims of price discrimination or claims under other pricing laws. The suits are presently in discovery.

While it is not possible to predict the outcome of these matters, the company believes they will not have a material adverse effect on its consolidated financial position. For additional information on litigation and environmental matters, see Note 12 to the consolidated financial statements.

Consolidated Statements of Income
ELI LILLY AND COMPANY AND SUBSIDIARIES
(Dollars in millions, except per-share data)


                    Year Ended December 31   1994      1993       1992
                    --------------------------------------------------

Net sales                                 $5,711.6  $5,198.5  $4,963.1

Cost of sales                              1,679.7   1,448.0   1,417.5
Research and development                     838.7     755.0     731.0
Acquired research (Note 2)                    58.4      -         -
Marketing and administrative               1,398.3   1,332.4   1,247.0
Restructuring and special charges (Note 3)    66.0   1,032.6     404.4
Other income--net                            (28.1)    (32.3)    (30.3)
                                           -------   -------   -------
                                           4,013.0   4,535.7   3,769.6
                                           -------   -------   -------
Income from continuing operations before
   income taxes and cumulative effect of
   changes in accounting principles        1,698.6     662.8   1,193.5

Income taxes (Note 10)                       513.5     198.0     351.0
                                           -------   -------   -------

Income from continuing operations before
   cumulative effect of changes in
   accounting principles                   1,185.1     464.8     842.5

Income (loss) from discontinued operations,
  net of tax (Note 4)                        101.0      26.3     (14.9)
                                           -------   -------    -------

Income before cumulative effect of changes
  in accounting principles                 1,286.1     491.1     827.6

Cumulative effect of changes in accounting
  principles - net of taxes (Note 5)          -        (10.9)   (118.9)
                                           -------    -------   -------

Net income                                $1,286.1    $480.2    $708.7
                                           =======     =====     =====

Earnings per share:

  Income from continuing operations          $4.10     $1.58     $2.86

  Income (loss) from discontinued operations   .35       .09      (.05)

  Cumulative effect of changes in accounting
    principles                                  -       (.04)     (.40)
                                           -------    -------   -------

  Net income                                 $4.45     $1.63     $2.41
                                           =======     =====     =====

See notes to consolidated financial statements.

Consolidated Balance Sheets
ELI LILLY AND COMPANY AND SUBSIDIARIES
(Dollars in millions)

                              December 31        1994         1993
                              ------------------------------------
Assets

Current Assets
Cash and cash equivalents.                   $  536.9     $  539.6
Short-term investments.                         209.8        447.5
Accounts receivable, net of allowances of
   $46.6 (1994) and $32.3 (1993)              1,550.2        950.1
Other receivables                               284.4        190.2
Inventories (Note 1)                            968.9      1,103.0
Deferred income taxes                           245.0        334.0
Prepaid expenses                                167.1        132.7
                                              -------      -------
    Total current assets                      3,962.3      3,697.1


Other Assets
Prepaid retirement                              411.9        266.0
Investments (Note 6)                            464.1        221.7
Goodwill and other intangibles, net of
   allowances for amortization of $326.2 (1994)
   and $289.9 (1993) (Note 2)                 4,411.5        405.0
Sundry                                          846.1        833.6
                                              -------      -------

                                              6,133.6      1,726.3

Property and Equipment  (Note 1)              4,411.5      4,200.2
                                              -------      -------


                                            $14,507.4     $9,623.6
                                            =========     ========

Consolidated Balance Sheets
ELI LILLY AND COMPANY AND SUBSIDIARIES
(Dollars in millions)

                             December 31         1994        1993
                             -------------------------------------
Liabilities and Shareholders' Equity

Current Liabilities
Short-term borrowings (Note 7)                $2,724.4    $  524.8
Accounts payable                                 878.2       329.6
Employee compensation                            304.6       328.6
Dividends payable                                188.8       183.3
Other liabilities                              1,065.1     1,115.7
Income taxes payable                             508.4       446.0
                                                -------     -------

   Total current liabilities                   5,669.5     2,928.0

Other Liabilities
Long-term debt  (Note 7)                       2,125.8       835.2
Deferred income taxes                            188.9       127.5
Retiree medical benefit
  obligation                                     170.5       183.9
Other noncurrent liabilities                     997.1       980.2
                                               -------     -------

                                               3,482.3     2,126.8


Shareholders' Equity  (Notes 8 and 9)
Common stock--no par value
   Authorized shares: 800,000,000
   Issued shares:     292,807,644                183.0       183.0
Additional paid-in capital                       421.7       294.6
Retained earnings                              5,062.1     4,500.9
Deferred costs--ESOP                            (218.2)     (242.8)
Currency translation adjustments                 (38.0)     (163.5)
                                               -------     -------

                                               5,410.6     4,572.2

Less cost of common stock in treasury:
   1994 --  871,514 shares
   1993 --   59,277 shares                        55.0         3.4
                                               -------     -------

                                               5,355.6     4,568.8
                                               -------     -------

                                             $14,507.4    $9,623.6
                                             =========     =======

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows
ELI LILLY AND COMPANY AND SUBSIDIARIES
(Dollars in millions)

                  Year Ended December 31     1994      1993      1992
                  --------------------------------------------------
Cash Flows From Operating Activities

Net income                                $1,286.1  $  480.2   $ 708.7

Adjustments To Reconcile Net Income to
   Cash Flows From Operating Activities

   Depreciation and amortization             432.2     398.3     368.1
   Change in deferred taxes                  172.2    (231.6)   (184.3)
   Restructuring and special
      charges--net of payments                 -     1,041.3     565.7
   Cumulative effect of changes in
      accounting principles                    -        10.9     118.9
   Other noncash expense (income)--net        63.1     (53.1)    (16.2)
                                            ------   -------   -------
                                           1,953.6   1,646.0   1,560.9
Changes in operating assets and liabilities:
   Receivables--(increase) decrease         (322.9)    (32.1)     28.1
   Inventories--(increase) decrease          107.1    (192.3)   (198.4)
   Other assets--increase                   (130.6)   (104.5)    (48.8)
   Accounts payable and other
   liabilities--increase (decrease)          (74.9)    199.8     141.7
                                            ------   -------   -------

                                            (421.3)   (129.1)    (77.4)

Net Cash From Operating Activities         1,532.3   1,516.9   1,483.5

Cash Flows From Investing Activities
Acquisitions                              (4,050.8)    (56.1)    (89.2)
Additions to property and equipment         (576.5)   (633.5)   (912.9)
Disposals of property and equipment           58.7       5.4      10.6
Additions to other assets                    (72.9)    (70.1)    (59.6)
Reductions of investments                  1,387.0     889.3     863.1
Additions to investments                  (1,150.5) (1,001.7)   (740.2)
                                           -------   -------     ------

Net Cash Used for Investing Activities    (4,405.0)   (866.7)   (928.2)

Cash Flows From Financing Activities
Dividends paid                              (723.1)   (708.4)   (643.7)
Proceeds from Guidant initial public offering 192.5      -        -
Purchase of common stock and other
   capital transactions                     (111.0)    (25.8)  (68.5)
Issuance under stock plans                    50.5      19.8     26.0
Increase (decrease) in short-term borrowings 2,126.1  (152.7)  (104.9)
Additions to long-term debt                1,478.1     383.8    205.5
Reductions of long-term debt                (175.8)    (39.8)    (3.0)
                                            ------     ------    -----

Net Cash From (Used) for Financing
  Activities                               2,837.3    (523.1)  (588.6)

Effect of exchange rate changes on cash       32.7     (19.9)   (13.5)
                                             ------    ------   -----

Net increase (decrease) in cash and
   cash equivalents                           (2.7)    107.2    (46.8)
Cash and cash equivalents at beginning
   of year                                   539.6     432.4    479.2
                                             -----     -----    -----
Cash and cash equivalents at end of year   $ 536.9   $ 539.6  $ 432.4
                                             =====    =====     =====

See notes to consolidated financial statements.

Segment Information

Industry Data      (Dollars in millions)     1994       1993      1992
-----------------------------------------------------------------------
Net sales--to unaffiliated customers
  Life-sciences products
     Central nervous system               $1,835.6  $1,393.6  $1,290.0
     Anti-infectives                      1,634.4   1,731.4   1,735.9
     Diabetes care                          774.4     687.4     641.8
     Gastrointestinal                       487.4     396.8     309.3
     Animal health                          463.6     439.1     426.5
     All other                              516.2     550.2     559.6
                                           ------   -------   -------

Net sales                                $5,711.6  $5,198.5  $4,963.1
                                          ======    ======    ======

Life-sciences products include a broad range of pharmaceuticals used for the treatment of human and animal diseases. The largest category of the products is central-nervous-system agents, which include Prozac and Darvon(R). Anti-infectives include Ceclor, Keflex(R), Kefzol(R), Lorabid, Nebcin(R), Tazidime(R), and Vancocin HCl. Diabetes-care products consist primarily of Humulin and Iletin(R). Other major groups are gastrointestinal, all of which is Axid, and animal health products that include a nonhormonal cattle feed additive, Rumensin(R); Micotil, an antibiotic for bovine respiratory disease; Tylan, an antibiotic for promoting feed efficiency and growth in swine and cattle; anticoccidial agents for use in broilers and layer replacements, the largest of which is Coban(R); and other products for livestock and poultry. Major products in the all-other category include cardiovascular therapy products, of which Dobutrex is the largest; hormone products, the largest of which is Humatrope; and other products, including cancer-therapy and other miscellaneous pharmaceutical products. In 1994, PCS sales are included in the all-other category.

Most of the pharmaceutical products are distributed through wholesalers that serve physicians, dentists, pharmacies, and hospitals. In 1994, the company's largest two wholesalers accounted for approximately 13 percent and 10 percent, respectively, of consolidated net sales. Animal health products are sold to wholesale distributors, retailers, manufacturers, and producers.

Geographic Information  (Dollars in millions)   1994     1993     1992

Net sales
  United States
    Sales to unaffiliated customers          $3,281.5  $3,101.5  $2,967.2
    Transfers to other geographic areas         405.2     394.6     338.9
                                              -------   -------   -------
                                              3,686.7   3,496.1   3,306.1

  Europe, Middle East, and Japan
    Sales to unaffiliated customers           1,765.3   1,526.4   1,493.0
    Transfers to other geographic areas         269.0     218.5     207.0
                                              -------   -------   -------
                                              2,034.3   1,744.9   1,700.0

  Other
    Sales to unaffiliated customers             664.8     570. 6    502.9
    Transfers to other geographic areas          11.3        3.9      4.9
                                                -----      -----    -----

                                                676.1      574.5    507.8

  Eliminations--transfers between
    geographic areas                           (685.5)    (617.0)  (550.8)
                                               -------   -------   -------
                                             $5,711.6   $5,198.5 $4,963.1
                                              ======     ======   ======


Income from continuing operations before income
  taxes and cumulative effect of changes in
  accounting principles
    United States                           $1,067.0   $  444.3  $  769.1
    Europe, Middle East, and Japan             554.2      158.0     336.0
    Other                                      102.9       74.1      91.0
    Eliminations and adjustments               (25.5)     (13.6)     (2.6)
                                             -------      -----    -------

                                            $1,698.6   $  662.8  $1,193.5
                                             ======      ======   =======

Total assets
    United States                          $12,105.0   $7,187.8  $6,564.8
    Europe, Middle East, and Japan           3,209.1    2,507.1   2,215.9
    Other                                      505.3      382.5     330.3
    Eliminations and adjustments            (1,312.0)    (453.8)   (438.2)
                                             -------    -------    -------

                                           $14,507.4   $9,623.6  $8,672.8
                                            ========    =======   =======


Transfers between geographic areas are made at prices that are intended to reasonably approximate an arms-length value of the products. Remittances to the United States are subject to various regulations of the respective governments as well as to fluctuations in exchange rates.

Selected Quarterly Data (unaudited)
ELI LILLY AND COMPANY AND SUBSIDIARIES
(Dollars in millions, except per-share data)

                                                   1994(1)
                             -----------------------------------------
                             Fourth    Third    Second(2)    First(2)(3)
                             -----------------------------------------
Net sales                   $1,548.4   $1,507.3   $1,346.8   $1,309.1
Cost of sales                  460.4      451.4      385.8      382.1
Operating expenses             667.0      579.9      532.8      457.3
Restructuring and special charges -         -         10.0       56.0
Acquired research                -         58.4        -           -
Other income (loss) - net      (42.5)       9.2       42.3       19.1
Income from:
   Continuing operations       269.6      295.6      319.2      300.7
   Discontinued operations      20.5       23.1       27.4       30.0
Net income                     290.1      318.7      346.6      330.7

Earnings per share:
   Continuing operations         .93       1.02       1.10       1.04
   Discontinued operations       .07        .08        .10        .10
   Net income                   1.00       1.10       1.20       1.14
Dividends paid per share         .625       .625       .625       .625
Common stock prices:
  High                         66.25      59.25      58.88      61.88
  Low                          57.38      47.25      47.13      48.50


                                               1993(1)
                             ---------------------------------------
                             Fourth(2)    Third    Second    First(3)
                             ---------------------------------------
Net sales                   $1,457.1   $1,218.4   $1,253.5   $1,269.5
Cost of sales                  436.4     339.0     347.3     325.3
Operating expenses             619.7     507.5     494.7     465.5
Restructuring and            1,032.6      -          -         -
special charges
Other income (loss) -          (15.9)     (5.4)     33.5      20.1
net
Income (loss) from:
   Continuing operations before
     accounting changes       (463.0)    260.0     315.2     352.6
   Discontinued operations     (60.6)     34.4      31.6      20.9
Net income (loss)             (523.6)    294.4     346.8     362.6

Earnings (loss) per share:
   Continuing operations before
     accounting changes        (1.57)      .88      1.07      1.20
   Discontinued operations      (.20)      .12       .11       .07
   Net income (loss)           (1.77)     1.00      1.18      1.23
Dividends paid per share         .605      .605      .605      .605
Common stock prices:
  High                         60.75     50.63     52.13     62.00
  Low                          50.13     43.63     45.00     45.13

(1)Amounts for net sales, cost of sales, and operating expenses for the first three quarters of 1994 and all of 1993 differ from previously reported amounts since the results of the MDD division have been reflected as "discontinued operations." See Note 4 to the consolidated financial statements.
(2)Reflects the impact of restructuring and special charges.  The charges in
1994 relate to    the voluntary recall of three antibiotic products.  See Note
3 to the consolidated financial statements.
(3)Reflects the impact of accounting changes. See Notes 5, 6, and 9 to the consolidated financial statements.

The company's common stock is listed on the New York, Tokyo, London, and other stock exchanges.

Selected Financial Data (unaudited)
ELI LILLY AND COMPANY AND SUBSIDIARIES
(Dollars in millions, except per-share data)

                                   1994     1993     1992      1991     1990
                                 ----------------------------------------------
Operations
Net sales                      $ 5,711.6  $5,198.5  $4,963.1  $4,533.4  $4,179.0
Research and development expenses  838.7     755.0     731.0     590.5     549.4
Other costs and expenses         3,136.4   2,780.4   2,664.5   2,412.0   2,276.3
Restructuring and special charges   66.0   1,032.6     404.4      -         -
Income from continuing operations
   before taxes and accounting
   changes                       1,698.6     662.8   1,193.5   1,626.3   1,418.1
Income taxes                       513.5     198.0     351.0     460.2     395.4
Income from continuing operations1,185.1     464.8     842.5   1,166.1   1,022.7
Income (loss) from discontinued
   operations                      101.0      26.3     (14.9)    148.6     104.6
Net income                       1,286.1     480.2     708.7   1,314.7   1,127.3
As a percent of sales:
 Income from continuing
   operations                      20.7%      8.9%     17.0%     25.7%     24.5%
 Research and development          14.7      14.5      14.7      13.0      13.1
Per-share data(1):
 Income from continuing
   operations                      $4.10     $1.58     $2.86     $3.99     $3.54
 Income (loss) from discontinued
   operations                        .35       .09      (.05)      .51       .36
 Net income                         4.45      1.63      2.41      4.50      3.90
 Dividends declared                 2.52      2.44      2.255     2.05      1.73
Average number of shares and share
   equivalents (thousands)(1)    289,189   294,289    294,478  294,244   289,993
                                 ===============================================
Financial Position
Current assets                 $ 3,962.3  $3,697.1   $3,006.0 $2,939.3  $2,501.3
Current liabilities              5,669.5   2,928.0    2,398.6  2,272.0   2,817.6
Current ratio                         .7       1.3        1.3      1.3        .9
Property and equipment         $ 4,411.5  $4,200.2   $4,072.1 $3,782.5  $2,936.7
Total assets                    14,507.4   9,623.6    8,672.8  8,298.6   7,142.8
Long-term debt                   2,125.8     835.2      582.3    395.5     277.0
Deferred income taxes              188.9     127.5      169.7    415.6     351.2
Other noncurrent liabilities     1,167.6   1,164.1      630.1    249.4     229.5
Shareholders' equity             5,355.6   4,568.8    4,892.1  4,966.1   3,467.5
Long-term debt as a percent
       of equity                    39.7%     18.3%      11.9%     8.0%     8.0%
                                ================================================
Financial Position
Supplementary Data(2)
Return on shareholders' equity     25.9%     10.2%      14.4%    31.2%    31.2%
Return on assets                   11.8%      5.2%       8.3%    17.2%     17.5%
Capital expenditures             $576.5    $633.5     $912.9 $1,142.4  $1,007.3
Depreciation and amortization     432.2     398.3      368.1    299.5     247.5
Effective tax rate                 30.2%     29.9%      29.4%    28.3%     27.9%
Number of employees              24,900    24,900     24,500   23,600  23,200
Number of shareholders           55,900    59,300     53,900   46,000  39,300
                                 =============================================


(1)Earnings per share for 1994 are calculated based on the weighted-average number of shares outstanding, while prior years were calculated on a fully diluted basis using average shares and share equivalents. See Note 1 to the consolidated financial statements.
(2)All supplementary financial data, other than the effective tax rate, have been computed using net income. The effective tax rate reflects continuing operations only. The number of employees reflects employees of continuing operations only. The reductions from the special retirement programs, which were part of the 1993 restructuring actions, are first reflected in the 1994 number since the retirements were generally effective January 1, 1994. The 1994 amount also includes additions for PCS, Sphinx and other global initiatives.
See Notes 2 and 3 to the consolidated financial statements.

Notes to Consolidated Financial Statements
ELI LILLY AND COMPANY AND SUBSIDIARIES
(Dollars in millions, except per-share data)

Note 1:  Summary of Significant Accounting Policies

Basis of Presentation: The accounts of all wholly owned and majority-owned subsidiaries are included in the consolidated financial statements. All intercompany balances and transactions have been eliminated. Certain 1993 and 1992 amounts, as previously reported, have been reclassified to conform to the 1994 presentation of discontinued operations. See Note 4.

Cash Equivalents: The company considers all highly liquid investments, generally with a maturity of three months or less, to be cash equivalents. The cost of these investments approximates fair value.

Inventories: The company states all its inventories at the lower of cost or market. The company uses the last-in, first-out (LIFO) cost method for a significant portion of its inventories located in the continental United States, or approximately 55 percent of its total inventories. Other inventories are valued by the first-in, first-out (FIFO) method. Inventories at December 31 consisted of the following:

                                          1994           1993
                                          ----           ----
       Finished products               $  288.0       $  272.5
       Work in process                    515.1          667.7
       Raw materials and supplies         239.0          271.5
                                          -----          -----

                                        1,042.1        1,211.7
       Less reduction to LIFO cost         73.2          108.7
                                        -------        -------

                                       $  968.9       $1,103.0
                                        =======        =======


Investments: All debt securities are classified as held-to-maturity because the company has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at amortized cost, adjusted for amortization of premiums and accretion of discounts to maturity. Marketable equity securities are classified as available-for-sale. Available-for-sale securities are carried at fair value, with the unrealized gains and losses, net of tax, reported in a separate component of shareholders' equity. The company owns no investments that are considered to be trading securities.

Intangible Assets: Intangible assets arising from acquisitions and research alliances are amortized over their estimated useful lives, ranging from 5 to 40 years, using the straight-line method. Impairments are recognized in operating results if a permanent decline in value occurs.

Property and Equipment: Property and equipment is stated on the basis of cost. Provisions for depreciation of buildings and equipment are computed generally by the straight-line method at rates based on their estimated useful lives. At December 31, property and equipment consisted of the following:
                                          1994           1993
                                          ----           ----

       Land                            $  163.5       $  130.2
       Buildings                        2,040.0        1,957.3
       Equipment                        4,060.9        3,771.7
       Construction in progress           762.0          707.3
                                         ------        -------
                                        7,026.4        6,566.5
  Less allowances for depreciation      2,614.9        2,366.3
                                         ------        -------
                                       $4,411.5       $4,200.2
                                        =======        =======

Approximately $25.4 million, $25.5 million, and $37.4 million of interest costs were capitalized as part of property and equipment in 1994, 1993, and

1992, respectively. The estimated cost to complete significant construction projects in progress at December 31, 1994, approximated $205.3 million. Total rental expense for all leases related to continuing operations, including contingent rentals (not material), amounted to approximately $81.8 million for 1994, $80.1 million for 1993, and $69.6 million for 1992. Capital leases included in property and equipment in the consolidated balance sheets and future minimum rental commitments are not material.

Income Taxes: Deferred taxes are recognized for the future tax effects of temporary differences between financial and income tax reporting based on enacted tax laws and rates. Federal income taxes are provided on the portion of the income of foreign subsidiaries that is expected to be remitted to the United States and be taxable.

Earnings per Share: Earnings per share for 1994 are calculated based on the weighted-average number of outstanding common shares. Earnings per share for 1993 and 1992 are calculated on a fully diluted basis. They are based on the weighted-average number of outstanding common shares and common share equivalents (primarily stock options). Primary earnings per share have not been presented for 1993 and 1992 because they do not differ significantly from the reported earnings per share computed on a fully diluted basis. Earnings per share in 1994 are not materially different from the amount calculated using the method followed for 1993 and 1992.

Note 2:  Acquisitions

On November 21, 1994, the company purchased PCS Health Systems, Inc. (PCS), McKesson Corporation's pharmaceuticals benefits management business, for approximately $4.1 billion. Substantially all the purchase price was allocated to goodwill which, is being amortized over 40 years.

The acquisition was structured in the form of a tender offer for all McKesson's common stock. Immediately prior to the tender offer, McKesson spun off to its shareholders all its businesses other than PCS. In connection with the spin off, the newly created corporation ("New McKesson") assumed all PCS liabilities not related to the purchased business, including approximately $239 million of long-term notes and debentures. New McKesson has indemnified the company with respect to these liabilities and has agreed that it will, if the company so requests, seek consents from the debt holders to release the company from its obligations thereunder. Pending repaymant of the debt or receipt of releases from the debt holders, the company remains a co-obligor with New McKesson.

The results of operations of PCS from the date of acquisition are included in the company's 1994 consolidated financial statements. The following unaudited pro forma summary reflects the company's consolidated results from continuing operations as if PCS had been acquired as of the beginning of 1993. This summary includes the impact of adjustments for the amortization of goodwill associated with the acquisition and an increase in interest expense resulting from the issuance of debt to finance the acquisition. The pro forma results are not necessarily indicative of what actually would have occurred if the acquisition had been in effect for the entire year, nor are they intended to be a projection of future results.

                                               1994         1993
                                               ----         ----
Net sales                                   $5,890.3      $5,372.0
Income from continuing operations
   before accounting changes                   989.2         246.8

Earnings per share from continuing operations  $ 3.42         $ .84

The inclusion of PCS in the company's consolidated balance sheet at December 31, 1994, accounted for, among other things, increases in accounts receivable and accounts payable of $481 million and $589 million, respectively.

On September 9, 1994, the company completed the acquisition of Sphinx Pharmaceuticals Corporation, a company engaging in drug discovery and development by generating combinatorial chemistry libraries of small molecule compounds and high throughput screening against biological targets central to human diseases. The purchase price was approximately $80 million, of which $58.4 million was allocated to in-process research and development projects, based on an independent valuation. The company determined that the feasibility of the acquired research had not yet been established and that the technology had no alternative future use. Accordingly, this acquired research was charged to expense in 1994.


Note 3:  Restructuring and Special Charges

In 1994, the company incurred $66 million of pretax charges associated with the March 31 voluntary recall of three of its liquid oral antibiotics. The recall, which was initiated by the company after consultation with the FDA, was made after four instances were reported of small plastic caps being found in the antibiotics. Shipments of all three products were resumed during the second and third quarters.

In both 1993 and 1992, the company took actions designed to enhance the company's competitiveness in the changing health care environment, reduce expenses, and improve efficiencies. As a result of these actions, the company recognized restructuring and special charges relating to continuing operations in the amounts of $1,032.6 million and $404.4 million for 1993 and 1992, respectively. (Restructuring costs and special charges relating to the MDD division, that amounted to $140.1 million and $161.3 million in 1993 and 1992, respectively, have been included in discontinued operations. See Note 4 for a further discussion.) Restructuring costs include those amounts that arose as a direct result of management's commitment to revised strategic actions. Special charges represent unusual, generally nonrecurring expense items.

Significant components of these charges and their status at December 31, 1993 and 1994, respectively, are summarized as follows:

                                     Original
                                     Charges        1993       1994
                                     -------------------------------

Work force reductions                 $534.5      $ 94.9     $ 52.5
Manufacturing consolidations
 and other closings                    204.3       176.3      136.1
Revised distribution strategies         10.2        10.2        -
Pharmaceutical streamlining             35.3        34.4       23.8
Intangibles write-downs                 56.5          -         -
Asset write-downs, legal
 accruals, and other                   191.8       159.7       39.9
                                       -----       -----       ----
Total -  continuing operations       1,032.6       475.5      252.3

Total - discontinued operations        140.1       115.4       82.8
                                       -----       -----       ----

                                    $1,172.7      $590.9     $335.1
                                     =======       =====      =====

1992
----

Global manufacturing strategy         $218.9      $116.6     $108.4
Legal, environmental,
 asbestos abatement                    139.4       134.1       66.8
Research investment expense             46.1        -           -
                                       -----       -----      -----
Total -  continuing operations         404.4       250.7      175.2

Total -  discontinued operations       161.3        38.4       22.9
                                       -----       -----      -----

                                      $565.7      $289.1     $198.1
                                     =======       =====      =====


The 1993 restructuring actions related to continuing operations consisted principally of early-retirement programs instituted in various countries that resulted in more than 2,600 employee positions being eliminated. The related provision for work force reductions included cash termination benefits, pension enhancements, and other costs associated with these and other severance programs. In addition, the company took actions to consolidate certain manufacturing operations around the world and to close certain European headquarters operations. The company also approved plans to streamline its core pharmaceutical operations. The company took special charges to write down certain operating assets and acquired intangibles as the result of recent developments in pharmaceutical markets and to provide for certain patent and product liability matters.

The 1992 actions relating to continuing operations centered around a streamlining of the global manufacturing operations. These actions have resulted or will result in significant changes to the nature and/or location of future manufacturing operations. These charges also included accruals for asbestos abatement, other environmental and legal matters, and a charge for the write-down of the company's investment in Centocor, Inc., following the suspension of clinical trials of HA-1A_/Centoxin.

In 1993 and 1992, the company also recognized other charges relating to continuing operations of approximately $30 million and $184 million, respectively, representing miscellaneous unusual items covering a variety of other operational matters. These charges are reflected in the applicable operating expense categories in the statements of income.

Note 4:  Discontinued Operations

In January 1994, the company announced its intention to divest its Medical Devices and Diagnostics (MDD) Division. During the year, a separate company, Guidant Corporation (Guidant), was formed to be the parent company of five of the MDD companies. These five businesses are Advanced Cardiovascular Systems, Inc.; Cardiac Pacemakers, Inc.; Devices for Vascular Intervention,

Inc.; Heart Rhythm Technologies, Inc.; and Origin Medsystems, Inc. In December 1994, Guidant sold 14,260,000 shares of its common stock (approximately 20 percent) in an initial public offering. Presently, Lilly plans to dispose of its remaining ownership in Guidant (approximately 80 percent) in the latter half of 1995 via a "split off" (an exchange offer pursuant to which Lilly shareholders would be given the opportunity to exchange some of or all their Lilly shares for Guidant shares). Three of the other MDD companies, IVAC Corporation; Pacific Biotech, Inc.; and Physio Control Corporation, have been sold, and negotiations continue for the sale of the remaining company, Hybritech Incorporated.

Based on current divestiture plans, an estimated gain on disposal of the segment will be recognized upon realization in 1995. The company anticipates that the remaining MDD companies will generate net income through the final disposal date.

The income (loss) from discontinued operations appearing on the consolidated statements of income represents the results of the MDD division for the periods presented, which are summarized as follows:

                                          Year ended December 31,
                                          -----------------------
                                      1994        1993       1992
                                      ----        ----       ----

Net sales                           $1,289.2    $1,254.0   $1,204.3

Cost of sales                          536.6       511.3      479.8
Restructuring and special charges       -          140.1      161.3
Other operating expenses               561.5       580.8      571.2
Income (loss) before tax               168.1        39.0      (11.2)
Income taxes                            67.1        12.7        3.7
Income (loss) from discontinued
   operations                          101.0        26.3      (14.9)

Net assets, excluding intercompany accounts, of the discontinued operations included in the company's consolidated balance sheet were approximately $441.7 million and $1.1 billion at December 31, 1994 and 1993, respectively. The assets and liabilities at December 31 are as follows:

                                       1994        1993
                                       ----        ----

Current assets                      $  457.8    $  572.6
Other assets                           745.0       837.1

Current liabilities                    238.0       252.3
Other liabilities                      523.1        72.3


Note 5:  Accounting Changes

Effective January 1, 1993, the company elected the early adoption of Financial Accounting Standards Board (FAS) 112, "Employers' Accounting for Postemployment Benefits." FAS 112 requires employers to recognize currently the obligation to provide postemployment benefits to former or inactive employees and others. The company's adoption of FAS 112 resulted in a pretax charge of $17.3 million ($10.9 million after tax; $.04 per share), relating primarily to disability benefits. Prior to 1993, the company expensed these obligations when paid.

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


Note 6:  Financial Instruments

Risk-Management Instruments and Off-Balance-Sheet Risk

In the normal course of business, operations of the company are exposed to continuing fluctuations in currency values and interest rates. These fluctuations can vary the costs of financing, investing, and operating. The company addresses these risks through a controlled program of risk management that includes the use of derivative financial instruments. The company's derivative activities, all of which are for purposes other than trading, are initiated within the guidelines of documented corporate risk-management policies and do not create risk because gains and losses on derivatives contracts offset losses and gains on the assets, liabilities, and transactions being hedged.

The notional amounts of derivatives summarized in the following paragraphs do not represent amounts exchanged by the parties and thus are not a measure of the exposure of the company through its use of derivatives. The company is exposed to credit-related losses in the event of nonperformance by counterparties to financial instruments, but it does not expect any counterparties to fail to meet their obligations given their high credit ratings.

Foreign Exchange Risk Management: The company enters into foreign currency forward and option contracts to reduce the effect of fluctuating currency exchange rates (principally European currencies) on its foreign currency exposures. These instruments, which generally have maturities not exceeding 12 months, are marked to market with gains and losses recognized currently in income to offset the respective losses and gains recognized on the underlying exposures. The company also enters into foreign currency forward and option contracts and currency swaps to hedge anticipated foreign currency transactions, primarily intercompany purchases expected to occur within the next year. Such transactions represent firm commitments. Gains and losses on these contracts that qualify as hedges are deferred and recognized in cost of sales in the same period as the transactions occur.

At December 31, the stated, or notional, amounts of the company's outstanding foreign currency derivative financial instruments were as follows:

                                           1994           1993
                                           ----           ----
Forward exchange contracts               $1,138.1       $ 790.7
Foreign currency options - purchased         98.6           -
Foreign currency options - issued            62.6           -
Currency swaps                               20.4          39.2

Interest Rate Risk Management: The company enters into interest rate swaps to lower funding costs, to diversify sources of funding, or to alter interest rate exposures arising from mismatches between assets and liabilities. Under interest rate swaps, the company agrees with other parties to exchange, at specified intervals, the difference between fixed-rate and floating-rate interest amounts calculated by reference to an agreed notional principal amount. The notional amounts of interest rate swaps outstanding at December 31, 1994 and 1993, were $175.0 million and $225.0 million, respectively. Substantially all the interest rate swaps outstanding at December 31, 1994, expired or were closed out in January 1995.

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

The company places substantially all its interest-bearing investments with major financial institutions or in U.S. Government securities. In accordance with documented corporate policies, the company limits the amount of credit exposure to any one financial institution.

Fair Value of Financial Instruments

A summary of the company's outstanding financial instruments at December 31 follows. As summarized, "cost" relates to investments, while "carrying amount" relates to long-term debt.

                                 1994                   1993
                          ----------------------------------------
                          Cost/Carrying    Fair    Cost/Carrying   Fair
                             Amount        Value       Amount      Value
                          -------------    -----   -------------   -----
Short-term investments:
   Debt securities         $  191.4     $  195.1      $415.3      $418.5
   Marketable equity           19.1         18.4        32.2        41.5

Noncurrent investments:
  Marketable equity            80.5         74.9        63.0        69.8
  Debt securities:
     Due within three years    15.6         15.6         2.5         2.5
     Due after three years    147.4        144.1        47.3        46.7
  Nonmarketable equity         30.0         31.3        35.3        36.5

Long-term debt              2,206.8      2,147.1       928.7       964.5

At December 31, 1994, the gross unrealized holding gains on available-for-sale securities were $22.2 million, and the gross unrealized holding losses were $27.0 million. The proceeds from sales of available-for-sale securities totaled
$24.3 million. The net adjustment to unrealized gains and losses on available-for-sale securities reduced shareholders' equity by $13.7 million in 1994.

The company uses the following methods and assumptions to estimate the fair value of its financial instruments:

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

The company is a limited partner in certain affordable housing investments that generate benefits in the form of tax credits. The determination of fair value of these investments is not practicable. The carrying value of such investments was $194.9 million and $73.6 million as of December 31, 1994 and 1993, respectively.

Short-Term and Long-Term Debt: The fair value of the company's short-term borrowings approximates its carrying amount. The fair values of the company's long-term debt, including the current portion, are estimated using discounted cash flow analyses based on the company's current incremental borrowing rates for similar types of borrowing arrangements. A significant portion of long-term debt consists of noncallable notes and bonds.

Risk-Management Instruments: The fair values of the company's foreign exchange and interest rate risk-management instruments are estimated based on quoted market prices of comparable contracts. The fair values and carrying amounts of these instruments were not material at December 31, 1994.

Effective January 1, 1994, the company adopted Financial Accounting Standards
Board Statement (FAS)115, "Accounting for Certain Investments in Debt and
Equity Securities," which requires designation of certain investments as either trading, held-to-maturity, or available-for-sale. As a consequence of the adoption, all available-for-sale securities on hand at January 1, 1994, have been marked to market and the opening balance of shareholders' equity has been increased by $10.7 million (net of $7.0 million in deferred income taxes) to reflect the net unrealized holding gains on these securities at that date.


Note 7:  Borrowings

Long-term debt at December 31 consisted of the following:

                                                  1994      1993
                                               --------------------

6.25 to 8.38 percent notes (due 1999-2006)    $  750.0     $300.0
4.00 to 8.06 percent medium-term
   notes (due 1995-1999)                         210.8      225.8
8.18 percent ESOP debentures (due in 2006)       143.7      159.1
5.5 percent Eurodollar bonds (due in 1998)       150.0      150.0
6.07 to 6.47 percent Guidant notes (due in 1996) 473.0        -
Commercial paper to be refinanced as long term   350.0        -
Other, including capitalized leases              140.8      104.1
                                                ------      -----

                                               2,218.3      939.0
Less current portion                              92.5      103.8
                                               -------      -----

                                              $2,125.8     $835.2
                                                ======      =====

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

In connection with the creation of Guidant and its planned divestiture (see
Note 4), Guidant has obtained credit facilities under which $473 million was outstanding at December 31, 1994. The company has guaranteed these credit facilities that aggregate $700 million. This guarantee can be withdrawn by Lilly prior to maturity of the credit facilities. The borrowings under these facilities will be retained by Guidant at the time of the divestiture.

The company's acquisition of PCS (see Note 2) was financed primarily through the issuance of $3.8 billion in commercial paper. In December, the company replaced $450 million of the commercial paper with 7 and 12 year debt. Further, in February 1995, the company replaced another $350 million of commercial paper through the issuance of 5 and 10 year Eurobonds at 8
1/8 percent and 8 3/8 percent, respectively. This commercial paper has been classified as long-term debt at December 31, 1994.

The aggregate amounts of maturities on long-term debt for the next 5 years are as follows: 1995, $92.5 million; 1996, $607.3 million; 1997, $89.5 million; 1998, $167.1 million; and 1999, $153.2 million.
At December 31, 1994, short-term borrowings included $2,364.9 million of commercial paper and $267.0 million of notes payable to banks. At December
31, 1993, commercial paper and notes payable to banks totaled $346.4 million and $74.6 million, respectively. The weighted-average interest rates on short-term borrowings outstanding were 6 percent in 1994 and 4 percent in 1993. At December 31, 1994, unused committed lines of credit approximated $4,227 million, including $227 million available under Guidant credit facilities. Compensating balances and commitment fees are not material, and there are no significant conditions under which the lines may be withdrawn.

Interest expense attributable to continuing operations was $103.8 million, $70.6 million, and $73.2 million in 1994, 1993, and 1992, respectively.
Cash payments of interest on borrowings totaled $102.4 million, $63.7 million, and $72.6 million in 1994, 1993, and 1992, respectively.


Note 8:  Stock Plans

Stock options and performance awards have been granted to officers and other executive and key employees. Stock options are granted at prices equal to 100 percent of the fair market value at the dates of grant.

In April 1993, the company announced the GlobalShares program, under which essentially all employees were given an option to buy 100 shares of the company's stock. Options to purchase approximately 3 million shares were granted under the program.

Stock-option activity during 1994 and 1993 is summarized below:

                                         Number of Shares
                                         1994        1993
                                      ----------------------


Unexercised at January 1             14,451,818   8,359,206
Granted                               2,863,722   6,964,325
Exercised                            (1,291,685)   (671,038)
Terminated                             (483,175)   (200,675)
                                      ----------  ----------
Unexercised at December 31           15,540,680  14,451,818
                                     ==========  ==========
Exercisable at December 31            6,911,530   5,617,344
                                     ==========  ==========


The per-share price range of unexercised options at December 31, 1994 and 1993, was $14.54 to $81.88 and $9.14 to $81.88, respectively. Options were exercised at prices ranging from $9.14 to $47.06 in 1994 ($9.00 to $47.06 in 1993). At December 31, 1994, additional options, performance awards, or restricted stock grants may be granted under the 1994 Lilly Stock Plan for not more than 8,518,683 shares (1993--145,595 shares).


Note 9:  Shareholders' Equity

Changes in the components of shareholders' equity were as follows:

                              Additional             Deferred  Common Stock in
                              Paid-in     Retained    Costs--   Treasury
                              Capital     Earnings     ESOP    Shares  Amount
                              ----------  --------  --------   -------------
Balance at January 1, 1992     $340.1     $4,693.0  $(286.2)  184,965  $ 14.5
Net income                                   708.7
Cash dividends declared
   per share: $2.255                        (658.6)
Purchase for treasury                                         970,000    72.5
Issuance of stock under
   employee stock plans         (35.2)                     (1,021,375)  (78.3)
ESOP transactions                 2.9                  22.3
Other                              .1                         (11,470)    (.9)
                              ------------------------------------------------
Balance at December 31, 1992    307.9      4,743.1   (263.9)  122,120     7.8
Net income                                   480.2
Cash dividends declared
   per share: $2.44                         (715.7)
Purchase for treasury                                         550,000    29.8
Issuance of stock under
   employee stock plans         (16.3)                       (585,103)  (32.5)
ESOP transactions                 3.6                  21.1
Other                             (.6)        (6.7)           (27,740)   (1.7)
                               -----------------------------------------------
Balance at December 31, 1993    294.6      4,500.9   (242.8)   59,277     3.4
Net income                                 1,286.1
Cash dividends declared
   per share: $2.50                         (728.6)
Purchase for treasury                                       1,990,000   115.0
Issuance of stock under
   employee stock plans         (12.0)                     (1,162,516)  (62.5)
ESOP transactions                (0.2)                 24.6
Unrealized investment gains
   and losses, net of tax                     (3.0)
Net impact of Guidant
   public offering              139.9
Other                             (.6)         6.7            (15,247)   (0.9)
                             -------------------------------------------------
Balance at December 31, 1994   $421.7     $5,062.1  $(218.2)  871,514   $55.0
                             =================================================

The company has an Employee Stock Ownership Plan (ESOP) as a funding vehicle for the existing employee savings plan. The ESOP used the proceeds of a loan from the company to purchase shares of common stock from the treasury. In 1991, the ESOP issued $200 million of third-party debt, repayment of which was guaranteed by the company (see Note 7). The proceeds were used to purchase shares of the company's common stock on the open market. Shares of common stock held by the ESOP will be allocated to participating employees annually through 2006 as part of the company's savings plan contribution.

During 1994, the company implemented the provisions of AICPA Statement of Position (SOP) 93-6, "Employers' Accounting for Employee Stock Ownership Plans." The principal impact of the adoption was to reduce the average shares outstanding for the year by 3.1 million (1993, 3.3 million; 1992, 3.6 million), which represents shares owned by the ESOP that have not been allocated to participants' accounts. The cost of shares allocated each period is recognized as expense equal to the fair value of the shares committed to be released.

The increase in paid-in capital related to the Guidant initial public offering reflects net proceeds of the offering reduced by the resulting minority ownership interest in Guidant.

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

                                             1994      1993      1992
                                             ----      ----      ----

Balance (negative amount) at January 1     $(163.5)  $ (70.2)   $ 50.7
Translation adjustments and gains
   (losses) from intercompany transactions   125.5     (93.3)   (121.0)
Allocated income taxes                         -         -          .1
                                             -----    ------     -----
Balance at December 31                      $(38.0)  $(163.5)   $(70.2)
                                             ======   ======     ======

Under the terms of the company's Shareholder Rights Plan, all shareholders of common stock received for each share owned a preferred stock purchase right entitling them to purchase from the company one two-hundredth of a share of Series A Participating Preferred Stock at an exercise price of $162.50. The rights are not exercisable until after the date on which the company's right to redeem has expired. The company may redeem the rights for $.005 per right up to and including the 10th business day after the date of a public announcement that a person (the "Acquiring Person") has acquired ownership of stock having 20 percent or more of the company's general voting power (the "Stock Acquisition Date").

The plan provides that, if the company is acquired in a business combination transaction at any time after a Stock Acquisition Date, generally each holder of a right will be entitled to purchase at the exercise price a number of the acquiring company's shares having a market value of twice the exercise price. The plan also provides that, in the event of certain other business combinations, certain self-dealing transactions, or the acquisition by a person of stock having 25 percent or more of the company's general voting power, generally each holder of a right will be entitled to purchase at the exercise price a number of shares of the company's common stock having a market value of twice the exercise price. Any rights beneficially owned by an Acquiring Person shall not be entitled to the benefit of the adjustments with respect to the number of shares described above. The rights will expire on July 28, 1998, unless redeemed earlier by the company.

Note 10:  Income Taxes

Following is the composition of income taxes attributable to continuing operations:

                                            1994    1993    1992
                                            ----    ----    ----
Current:
  Federal                                 $244.9  $296.5  $334.1
  Foreign                                   60.2    81.6    87.3
  State                                     30.9    26.7    59.4
                                           -----   -----   -----
                                           336.0   404.8   480.8

Deferred:
  Federal                                  140.4   (81.9)  (85.1)
  Foreign                                    1.9   (89.6)  (34.6)
  State                                     35.2   (35.3)  (10.1)
                                           -----   -----   -----
                                           177.5  (206.8) (129.8)
                                           -----   -----   -----
Income taxes                              $513.5  $198.0  $351.0
                                           =====   =====   =====

Significant components of the company's deferred tax assets and liabilities as of December 31 are as follows:
                                              1994       1993
                                              ----       ----
Deferred tax assets:
  Restructuring and special charges--other  $283.4     $392.2
  Compensation and benefits                  154.2      179.0
  Litigation, environmental and asbestos     141.6       99.2
  Inventory                                   77.6      103.1
  Net operating losses of subsidiaries        69.4       59.1
  Other                                      216.7      148.8
                                             -----      -----
                                             942.9      981.4

  Valuation allowances                       (97.9)    (104.0)
                                             -----      -----

     Total deferred tax assets               845.0      877.4
                                             -----      -----
Deferred tax liabilities:
  Property and equipment                    (490.7)    (435.6)
  Prepaid employee benefits                 (181.4)    (122.9)
  Other                                      (50.1)     (52.8)
                                             -----      -----
     Total deferred tax liabilities         (722.2)    (611.3)
                                             -----      -----

Deferred tax assets--net                    $122.8     $266.1
                                             =====      =====

At December 31, 1994, the company had net operating loss carryforwards for income tax purposes of $191 million, of which $62 million will expire within 5 years. The majority of the remaining carryforwards do not expire.

Unremitted earnings of foreign subsidiaries that have been, or are intended to be, permanently reinvested for continued use in foreign operations and which, if distributed, would result in taxes at approximately the U.S. statutory rate, aggregated $1,216 million at December 31, 1994 ($976 million at December 31, 1993). Cash payments of taxes totaled $378 million, $455 million, and $484 million in 1994, 1993, and 1992, respectively.

Following is a reconciliation of the effective income tax rate of the continuing operations:
                                               1994    1993   1992
                                               ----    ----   ----
United States federal statutory tax rate      35.0%   35.0%   34.0%
Add (deduct):
  State taxes, net of federal tax benefit      2.5     (.9)    2.7
  Tax savings from operations in Puerto Rico  (2.1)   (9.7)   (7.0)
  Research tax credit                          (.2)   (2.0)    (.2)
  Effect of international operations          (3.7)    2.2     (.8)
  Nondeductible impact of restructuring         -      3.0      -
  Sundry                                      (1.3)    2.3      .7
                                               ---    ----    ----
Effective income tax rate                     30.2%   29.9%   29.4%
                                             =====    ====   =====


Note 11:  Retirement Benefits

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

Net pension expense/income for the company's retirement plans included the following components related to continuing operations:

                                           1994     1993     1992
                                           ----     ----     ----
  Service cost--benefits earned during the
      year                              $  69.3  $  58.9  $  63.8
  Interest cost on projected benefit
      obligations                         156.3    124.6    118.0
  Actual return on assets                 (38.3)  (276.4)  (193.1)
  Net amortization and deferral          (164.3)    88.6     16.9
                                         ------    -----   ------
  Net annual pension expense (income)   $  23.0  $  (4.3) $   5.6
                                         ======  =======   ======

The increase in the 1994 net annual pension expense was due primarily to the decrease in the discount rate at December 31, 1993, which generated an increase in the projected benefit obligation of approximately $210.4 million.

In addition to the net pension cost above, the 1993 restructuring charges include curtailment losses and special termination costs resulting from the early-retirement programs of $133.3 million and $113.4 million, respectively.

The funded status and amounts recognized in the consolidated balance sheets for the company's defined benefit retirement plans at December 31 were as follows:
                           Plans in Which         Plan in Which
                           Assets Exceed        Accumulated Benefits
                        Accumulated Benefits      Exceed Assets
                          1994      1993         1994        1993
                       ------------------------------------------
Plan assets at fair
  value                $2,066.4   $2,033.8      $   -      $   -
Actuarial present value
  of benefit obligations
    Vested benefits     1,511.5    1,532.6        88.5      111.4
    Nonvested benefits     96.0      149.0         1.2        1.6
                        -------     ------        ----      -----
Accumulated benefit
  obligation            1,607.5    1,681.6        89.7      113.0
Effect of projected future
  salary increases        258.2      395.8        10.1        4.0
                        -------     ------        ----      -----


Projected benefit
  obligation            1,865.7    2,077.4        99.8      117.0
                        -------     ------        ----      -----

Funded status             200. 7     (43.6)      (99.8)    (117.0)
Unrecognized net
  (gain) loss             100.2      174.1        (8.5)      15.6
Unrecognized prior
  service cost            111.2      128.0        13.7        9.1
Unrecognized net
  obligation at
  January 1, 1986           1.8        3.8         2.4        2.8
Additional minimum
  liability                 -          -            -       (23.5)
                        -------     ------        ----      -----
Prepaid (accrued) pension
  cost                 $  413.9   $  262.3    $  (92.2)   $(113.0)
                       ========    =======     =======     ======

The assumptions used to develop net periodic pension expense from continuing operations and the actuarial present value of projected benefit obligations are shown below:

   (percents)                                   1994     1993     1992
                                                ----     ----     ----
Weighted-average discount rate                   8.6      7.6      8.7
Rate of increase in future compensation levels 4.5-9.5 4.5-9.5 6.0-9.5 Weighted-average expected long-term rate of
   return on plan assets                        10.9     11.0     11.0

The discount rate increase at December 31, 1994, decreased the projected benefit obligation by approximately $271.5 million.

The company has defined contribution savings plans that cover its eligible employees worldwide. The purpose of these defined contribution plans is generally to provide additional financial security during retirement by providing employees with an incentive to make regular savings. Company contributions to the plans are based on employee contributions and the level of company match. Expenses attributable to continuing operations under the plans totaled $37.9 million, $24.7 million, and $17.8 million for the years 1994, 1993, and 1992, respectively.

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

Net postretirement benefit expense from continuing operations included the following components:
                                           1994      1993    1992
                                           ----      ----    ----

Service cost--benefits earned during
   the year                              $ 11.4    $ 10.7  $  7.2
Interest cost on accumulated
   postretirement benefit obligations      25.9      19.8    21.8
Actual return on assets                     1.1     (11.2)   (4.6)
Net amortization and deferral             (23.3)    (10.2)  (11.0)
                                           ----      ----    ----

Net periodic postretirement benefit cost $ 15.1    $  9.1  $ 13.4
                                          =====     =====   =====


The funded status and amounts recognized in the consolidated balance sheet for the company's defined benefit postretirement plans at December 31 were as follows:
                                                 1994      1993
                                                 ----      ----
Accumulated postretirement benefit obligation:
  Retirees                                     $231.5     $217.8
  Fully eligible active plan participants        19.4       61.0
  Other active plan participants                 53.7       75.7
                                                 ----       ----

                                                304.6      354.5
Plan assets at fair value                       147.0      142.6
                                                 ----       ----

Accumulated postretirement benefit obligation
   in excess of plan assets                     157.6      211.9
Unrecognized benefit of plan amendment           29.2       37.6
Unrecognized net loss                           (13.9)     (66.5)
                                                 ----       ----

Accrued postretirement benefit cost            $172.9     $183.0
                                                =====      =====

In connection with the company's early-retirement programs in 1993, restructuring charges include curtailment and termination costs relating to these plans of $52.4 million and $7.0 million, respectively.

The assumptions used to develop the net postretirement benefit expense from continuing operations and the present value of the accumulated postretirement benefit obligations are shown below:
                              (percents)  1994     1993      1992
                                          ----     ----      ----
Weighted-average discount rate             8.5      7.5       8.5
Expected long-term rate of return         11.0     11.0      11.0
Health care cost trend rate for
   participants
  Under age 65                             8.0      8.0       8.0
  Over age 65                              6.0      6.0       6.0

If these trend rates were to be increased by 1 percentage point each future year, the December 31, 1994, accumulated postretirement benefit obligation would increase by 13 percent and the aggregate of the service and interest cost components of 1994 annual expense from continuing operations would increase by 18 percent. The increase in the discount rate at December 31, 1994, decreased the accumulated postretirement benefit obligation by approximately $31.1 million.

Note 12:  Contingencies

The company has been named as a defendant in numerous product liability lawsuits involving primarily two products, diethylstilbestrol and Prozac. The company has accrued for its estimated exposure, including costs of litigation, with respect to all current product liability claims. In addition, the company has accrued for certain future anticipated product liability claims to the extent the company can formulate a reasonable estimate of their costs. The company's estimates of these expenses are based primarily on historical claims experience and data regarding product usage. The company expects the cash amounts related to the accruals to be paid out over the next several years. The majority of costs associated with defending and disposing of these suits are covered by insurance. The company's estimate of insurance recoverables is based on existing deductibles, coverage limits, and the existing and projected future level of insolvencies among its insurance carriers.

The company is a party to various patent litigation matters involving Humulin, Humatrope, bovine somatotropin, and various products within the Medical Devices and Diagnostics Division. Based upon historical and industry data, the company has accrued for the anticipated cost of resolution of the claims.

Under the Comprehensive Environmental Response, Compensation, and Liability Act, commonly known as Superfund, the company has been designated as one of several potentially responsible parties with respect to certain sites. Under Superfund, each responsible party may be jointly and severally liable for the entire amount of the cleanup. The company also continues remediation of certain of its own sites. The company has accrued for estimated Superfund cleanup costs, remediation, and certain other environmental matters, taking into account, as applicable, available information regarding site conditions, potential cleanup methods, estimated costs, and the extent to which other parties can be expected to contribute to those costs. The company has asserted its right to coverage for defense costs in certain environmental proceedings and has reserved its right to pursue claims for insurance with respect to certain other environmental liabilities. However, because of uncertainties with respect to the timing and ultimate realization of those claims, the company has not recorded any environmental insurance recoverables.

The product, patent, and environmental liabilities have been reflected in the company's consolidated balance sheet at a gross amount of approximately $445 million. Estimated insurance recoverables of approximately $150 million appear as assets in the consolidated balance sheet.

The company has been named, along with numerous other U.S. prescription drug manufacturers, as a defendant in a large number of related actions brought by retail pharmacies alleging violations of federal and state antitrust and pricing laws. The federal suits include a class action on behalf of nearly all U.S. retail pharmacies alleging an industrywide agreement to deny favorable prices to retail pharmacies. Other related suits, brought by several thousand pharmacies, involve claims of price discrimination or claims under other pricing laws.
These suits are presently in discovery.

While it is not possible to predict or determine the outcome of the patent, product liability, antitrust, or other legal actions brought against the company, or the ultimate cost of environmental matters, the company continues to believe the costs associated with all such matters will not have a material adverse effect on its consolidated financial position.

Responsibility for Financial Statements
Eli Lilly and Company and Subsidiaries

The consolidated financial statements and related notes have been prepared by management, who are responsible for their integrity and objectivity. The statements have been prepared in accordance with generally accepted accounting principles and include amounts based on judgments and estimates by management. The other financial information in this annual report is consistent with that in the financial statements.

The company maintains internal accounting control systems that are designed to provide reasonable assurance that assets are safeguarded, that transactions are executed in accordance with management's authorization and are properly recorded, and that accounting records are adequate for preparation of financial statements and other financial information. The design, monitoring, and revision of internal accounting control systems involve, among other things, management's judgments with respect to the relative cost and expected benefits of specific control measures. A staff of internal auditors regularly monitors, on a worldwide basis, the adequacy and effectiveness of internal accounting controls.

In addition to the system of internal accounting controls, the company maintains guidelines of company policy emphasizing proper overall business conduct, possible conflicts of interest, compliance with laws, and confidentiality of proprietary information. The guidelines are reviewed on a periodic basis with members of management worldwide.

The financial statements have been audited by Ernst & Young LLP, independent auditors. Their responsibility is to examine the company's financial statements in accordance with generally accepted auditing standards and to express their opinion with respect to the fairness of presentation of the statements.

The members of the audit committee of the board of directors, none of whom are employees of the company, recommend independent auditors for appointment by the board of directors, review the services performed by the independent auditors, and receive and review the reports submitted by them. The audit committee meets several times during the year with management, the internal auditors, and the independent auditors to discuss audit activities, internal controls, and financial reporting matters. The internal auditors and the independent auditors have full and free access to the committee.




Randall L. Tobias                  James M. Cornelius
Chairman of the Board and          Vice President, Finance, and
Chief Executive Officer            Chief Financial Officer

Report of Independent Auditors
Board of Directors and Shareholders
Eli Lilly and Company



We have audited the accompanying consolidated balance sheets of Eli Lilly and Company and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of income and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Eli Lilly and Company and subsidiaries at December 31, 1994 and 1993, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

As discussed in Note 5 to the financial statements, in 1992 the company changed its methods of accounting for income taxes and postretirement health benefits.


Ernst & Young LLP

Indianapolis, Indiana
February 8, 1995

Appendix to Exhibit 13


                     Graphs in Annual Report to Shareholders
                      for the Year Ended December 31, 1994


Set forth below, converted to tabular format, are the graphs contained in the paper format of the portions of the Company's Annual Report to Shareholders that are contained in this Exhibit 13.

Graph #1--Sales Outside the U.S.

($ millions)

Year      Amount
----      ------

1990     $1,637
1991      1,807
1992      1,996
1993      2,098
1994      2,430


Caption: Sales outside the U.S. grew in each of the last five years. As a percent of total sales, sales outside the U.S. increased from 40.3 percent in 1993 to 42.5 percent in 1994 due to expansion into emerging markets.


Graph #2--Sales of Leading Products

($ millions)

                              Percent Change
Product        Amount           from 1993
------         ------         ------------

Prozac        $1,665             +39%
Ceclor           812             -10%
Humulin          665             +19%
Axid             487             +23%
Vancocin         249              -3%
Humatrope        226             +17%
Keflex/Keftab(R) 140              +5%
Lorabid          128             +34%


Caption: Among Lilly's top eight products, five experienced significant sales growth in 1994, led by Prozac. While sales of Ceclor declined in the U.S., its sales increased outside the U.S.

Appendix to Exhibit 13 Continued


Graph #3--Research and Development Expenses

($ millions)

Year      Amount
----      ------

1990     $549.4
1991      590.5
1992      731.0
1993      755.0
1994      838.7


Caption: The company's global clinical trial spending increased approximately 30 percent in 1994, driven by the 15 compounds in Phase II or Phase III. Overall research and development spending increased 11 percent in 1994.


Graph #4--Net Income from Continuing Operations

($ millions)

Year      Amount
----      ------


1990    $1,022.7
1991     1,166.1
1992       842.5
1993       464.8
1994     1,185.1


Caption: After 2 years of expenses associated with refocusing the business through a series of restructuring and strategic actions, net income from continuing operations rose to nearly $1.2 billion.


Graph #5--Capital Expenditures

($ millions)

Year      Amount
----      ------


1990    $1,007.3
1991     1,142.4
1992       912.9
1993       633.5
1994       576.5


Caption: Capital expenditures during 1994 declined 9 percent from the 1993 level to below $600 million, their lowest level in 5 years.

Appendix to Exhibit 13 Continued


Graph #6--Dividends per Share

(dollars)

Year      Amount
----      ------


1990     $1.64
1991      2.00
1992      2.20
1993      2.42
1994      2.50


Caption: The first-quarter 1995 dividend was increased 3.2 percent over 1994, reflecting the company's commitment to its shareholders. Nineteen ninety-four was the 27th consecutive year in which dividends increased.