Form 10-K, Exhibit 13
period 1995-12-31
LILLY ELI & CO
filed 1996-03-25
CIK 59478

EXHIBIT 13. ANNUAL REPORT TO SHAREHOLDERS FOR THE YEAR
                     ENDED DECEMBER 31, 1995


         REVIEW OF OPERATIONS


         STRATEGIC ACTIONS

         During 1995, the company completed the divestiture of the nine Medical Devices and Diagnostics (MDD) Division businesses. In 1994, a separate company, Guidant Corporation (Guidant), was formed to be the parent company of five of the MDD companies: Advanced Cardiovascular Systems, Inc.; Cardiac Pacemakers, Inc.; Devices for Vascular Intervention, Inc.; Heart Rhythm Technologies, Inc.; and Origin Medsystems, Inc. In December 1994, Guidant sold approximately 20 percent of its common stock in an initial public offering. In September 1995, the company distributed its remaining 80 percent interest in Guidant through a splitoff, an exchange offer under which Lilly shareholders could exchange their Lilly shares for Guidant shares. Pursuant to the splitoff, approximately
         16.5 million shares of the company's common stock (expressed on a pre-stock-split basis) were exchanged for the Guidant shares owned by the company, resulting in an increase in the company's treasury stock and a corresponding reduction of shares outstanding. The splitoff resulted in a tax-free gain calculated as the difference between the market and carrying values of the shares of Guidant common stock held by the company on the expiration date of the exchange offer. Sales of three of the MDD companies, IVAC Corporation, Pacific Biotech, Inc., and Physio-Control Corporation, were completed during 1994 and 1995, and the divestiture of Hybritech Incorporated was finalized in January 1996.

         As a consequence of the divestiture, the operating results of the MDD companies have been reflected as "discontinued operations" in the company's financial statements and have been excluded from consolidated sales and expenses reflected therein. As a result of completion of the divestiture, the company recognized a net gain of $921.5 million. All assets, liabilities and equity of the MDD businesses have been removed from the company's balance sheet. See
         Note 4 to the consolidated financial statements for a further discussion.

         In December 1995, the company acquired Integrated Medical Systems, Inc. (IMS), which develops and operates physician-focused medical communications networks. The acquisition will provide an opportunity to forge closer ties with the health care community, deliver health care information quickly to users of the network and provide disease-management utilization tools for current and future subscribers of the system. The company hopes to utilize the IMS networks in conjunction with the pharmacy-benefit-management capabilities of PCS Health Systems, Inc. (PCS), in an effort to create a nationally integrated information technology system for health care providers and payers. See Note 2 to the consolidated financial statements for a further discussion.

         STOCK SPLIT

         On October 16, 1995, the company's board of directors declared a two-for-one stock split to be effected in the form of a 100 percent stock dividend payable to shareholders of record at the close of business November 15, 1995. The outstanding and weighted-average number of shares of common stock and per-share data herein have been adjusted to reflect the stock split. Treasury shares held by the company were not split.

         OPERATING RESULTS OF CONTINUING OPERATIONS AND NET INCOME--1995

         Worldwide sales rose 18 percent in 1995, to nearly $6.8 billion. The factor that contributed most to the increase was a 17 percent rise in unit volume. Prices decreased 1 percent, while exchange rates increased sales by 2 percent.

         The company achieved sales increases both in the United States and abroad. Sales in the United States were $3.8 billion, a 16 percent increase. Sales outside the United States were $3.0 billion, an increase of 21 percent from the previous year.

         Pharmaceutical sales for the year increased approximately 19 percent, to approximately $6.3 billion, led by the antidepressant Prozac (up 24 percent, to approximately $2.1 billion). Other products contributing significantly to worldwide pharmaceutical sales growth included the antiulcer drug Axid (up 13 percent, to $548 million), the human insulin product Humulin (up 19 percent, to $794 million), the human growth hormone Humatrope (up 19 percent, to $269 million) and the oral antibiotic Lorabid (up 31 percent, to $169 million). Sales also benefited from the inclusion of PCS service revenue. All the company's therapeutic classes reflected increased sales compared with 1994 levels. Pharmaceutical sales in the United States increased 17 percent, to nearly $3.6 billion, in 1995 despite continued growth in product discounts and rebates associated with the company's increased participation in managed-care programs. The negative effects of federally mandated rebates to the states on sales to Medicaid recipients declined in 1995, to $143.1 million, a 14 percent decrease from 1994. This decline is primarily the result of changes in the mix of products sold to Medicaid recipients. The company anticipates product discounts and rebates associated with managed care and Medicaid programs to increase in 1996. Pharmaceutical sales outside the U.S. increased 22 percent, to nearly $2.7 billion, in 1995. The international sales growth relates largely to volume growth resulting from the company's continued globalization efforts and favorable exchange rates.

         U.S. sales of the oral antibiotic cefaclor, which were $227.5 million in 1995 (approximately 3 percent of the company's worldwide sales), declined by 42 percent compared with 1994. This decline was offset in part by sales of cefaclor outside the U.S., which increased 18 percent, to $494.7 million. The decline in U.S. cefaclor sales is primarily due to pricing pressures and strong generic competition. Since May 1995, several companies have been marketing generic forms of cefaclor capsules in the United States.

         Quantities of the competing generic product to date have been greater than anticipated by the company. The company expects that generic cefaclor competition, together with strong competition from other anti-infectives, will result in a continued decline in U.S. cefaclor sales in 1996. Although the impact of this competition cannot be predicted with certainty, it is not expected to have a material adverse effect on the company's 1996 consolidated results of operations.

         Worldwide sales of Elanco Animal Health products increased 11 percent, to $512.4 million. Sales increased 6 percent in the United States and 14 percent outside the U.S. compared with 1994. The worldwide sales increase occurred across the entire product line but was led primarily by TylanR, an antibiotic for swine and cattle.

         Cost of sales was 27.9 percent for 1995 compared with 29.4 percent in 1994. This decrease is primarily attributable to productivity improvements, increased production to meet larger product demands and favorable exchange rates that were partially offset by the inclusion of PCS.

         Research and development expenses increased 24 percent in 1995. Research expenditures continue to increase primarily due to the growth of global clinical trials to support the company's extensive pipeline of potential new products, including olanzapine and raloxifene. The company anticipates that research and development expenses will grow at a rate in excess of sales for at least the next year as raloxifene moves into the final stages of clinical research.

         Marketing and administrative expenses increased 33 percent in 1995. Marketing costs increased largely due to the continued efforts to expand the company's products globally, particularly in emerging markets. Administrative expenses increased primarily due to charges for anticipated settlements of certain pending litigation, the inclusion of PCS, increased compensation accruals due to the company's performance-based bonus programs and development of enhanced information technology capabilities.

         The company implemented various restructuring and streamlining initiatives and strategic actions in both 1993 and 1992. These strategic actions were taken largely in response to the changing business environment in which the company operates and were designed to enhance the company's core competencies, enable the company to deliver more clinical and economic value to its customers worldwide, streamline global manufacturing operations and improve the company's competitiveness. See Note 3 to the consolidated financial statements for a further discussion. Of the 1993 and 1992 restructuring charges, approximately $51 million and $110 million was paid in cash in 1995 and 1994, respectively. Charges yet to be paid in cash total approximately $253 million and are expected to be funded from operations primarily over the next few years.

         Interest expense increased in 1995, to $286.3 million, due to increased debt levels associated with the purchase of PCS. Net other income of $70.1 million for 1995 was $61.8 million lower than in 1994 due primarily to the amortization of goodwill related to the PCS acquisition of approximately $100 million. The goodwill amortization was partially offset by nonrecurring income from the sale of the U.S. marketing rights to certain products and income received under a development contract.

         The effective tax rate for 1995 was 26 percent compared with 30.2 percent in 1994. The 1995 tax rate had been forecasted to be 29 percent; however, after confirmation in the fourth quarter of evolving long-term operating and tax trends outside the United States, confidence in the sustainability of a lower level of taxation resulted in an effective tax rate for the year of 26 percent. The decline is primarily the result of changes in the mix of earnings between jurisdictions having lower tax rates compared with those having higher rates and the effectiveness of various tax-planning strategies. The full-year impact of the tax rate reduction was recognized in the fourth quarter, resulting in a benefit of $42.1 million in fourth-quarter income from continuing operations and net income. The company expects current tax strategies will allow its 1996 effective tax rate to remain approximately the same as the 1995 rate.

         For 1995, increased sales-related gross margins and the favorable impact of the reduced estimated tax rate were partially offset by the growth in operating expenses, including PCS and the impact of PCS-acquisition-related expenses, resulting in a 10 percent increase in income from continuing operations and a 12 percent increase in earnings per share from continuing operations, to $1.3 billion and $2.30, respectively. The percentage increase would have been lower if not for the special charges of $66 million incurred in 1994 relating to a voluntary antibiotic recall and a charge of $58.4 million for acquired research associated with the acquisition of Sphinx Pharmaceuticals Corporation.

         Net income and earnings per share increased $1.0 billion and $1.81, respectively, in 1995 compared with 1994. Net income was significantly affected by the net gain of $921.5 million realized from the company's divestiture of its MDD businesses, primarily Guidant.

         For the fourth quarter, in addition to the previously noted benefit from the reduced effective tax rate, earnings per share from continuing operations of $.57 and net income per share of $.63 were favorably affected by the reduced number of shares outstanding as a consequence of the Guidant splitoff. The impact of the reduced shares outstanding was $.03 and $.04 on earnings per share from continuing operations and net income, respectively. The impact of the reduced number of shares outstanding on the annual per-share amounts was not material.

         In the United States, significant health-care-reform legislation at the federal level does not appear likely in the near term. However, various reform measures are currently being debated in a number of states. Outside the United States, changes in health care delivery and pharmaceutical reimbursement policies are occurring to varying degrees. It is difficult to predict the impact these changes will have on the industry or the company. As previously noted, the company continues to position itself to be responsive to these changes.


         OPERATING RESULTS OF CONTINUING OPERATIONS AND NET INCOME -- 1994

         Worldwide sales rose 10 percent in 1994, to $5.7 billion. The factor that contributed most to the increase was an 11 percent rise in unit volume. Price declines reduced sales by 2 percent, while exchange rates increased sales by 1 percent. Sales in the United States were $3.3 billion, a 6 percent increase. Sales outside the United States were $2.4 billion, an increase of 16 percent from 1993.

         Pharmaceutical sales for 1994 increased approximately 10 percent, to $5.2 billion, led by Prozac (up 39 percent, to approximately $1.7 billion). Other products contributing significantly to worldwide pharmaceutical sales growth included Axid, Humulin, Humatrope and Lorabid. Sales also benefited slightly from the inclusion of PCS. Sales of central-nervous-system, diabetes-care and gastrointestinal products, as therapeutic classes, increased from 1993 levels. However, sales of anti-infectives decreased as international sales growth was offset by a decline in the U.S. In addition, U.S. sales of DobutrexR declined approximately 91 percent compared with 1993 as a result of the product's patent expiration in October 1993. U.S. pharmaceutical sales increased 6 percent, to nearly $3.1 billion, in 1994 despite the growth in product discounts and rebates associated with the company's increased participation in managed-care programs and the negative effects of federally mandated rebates to the states on sales to Medicaid recipients. For 1994, Medicaid rebates totaled $166 million, a 6 percent increase over 1993. Pharmaceutical sales outside the U.S. increased 17 percent, to nearly $2.2 billion, in 1994. Contributing substantially to the international sales growth were strong results in emerging markets, including Eastern Europe, Asia and Latin America.

         Sales of the oral antibiotic Ceclor in the United States, which accounted for approximately 7 percent of the company's worldwide sales in 1994, declined in both 1993 and 1994 primarily as a result of intense competition from other anti-infective products.

         Worldwide sales of Elanco Animal Health products increased 6 percent, to $464 million. Sales increased 1 percent in the United States and 9 percent outside the U.S. compared with 1993. The worldwide sales increase was led by Tylan, an antibiotic for swine and cattle.

         Manufacturing costs of products sold increased in 1994, to 29.4 percent of sales, from 27.9 percent of sales in 1993. The increase is due primarily to a decision in early 1994 to reduce certain in-process inventory levels, which resulted in greater amounts of overhead costs being charged against income. This increase was partially offset by a favorable product mix and continued reduction in spending.

         Research and development expenses increased 11 percent in 1994, largely due to the growth of global clinical trials to support the company's extensive pipeline of potential new products. See Note 2 to the consolidated financial statements for a discussion of acquired research.

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

         In the first half of 1994, the company incurred $66 million of pretax charges associated with the March 31 voluntary recall of three of the company's liquid oral antibiotics. The recall was made after four instances were reported of small plastic caps being found in the antibiotics. Shipments of these products were resumed during the second and third quarters.

         Interest expense for 1994 reflected an increase compared with 1993 of approximately $33 million, or 47 percent. The increased interest expense was the result of higher debt levels, as a consequence of the PCS acquisition and borrowings made by Guidant as part of the company's divestiture strategy. Net other income for 1994 increased $29 million, or 28 percent, compared with 1993 primarily due to increased interest and joint venture income, offset in part by the amortization of goodwill from the acquisition of PCS.

         The effective tax rate for 1994 was 30.2 percent compared with 29.9 percent in 1993. This increase was due largely to the impact of the Omnibus Budget Reconciliation Act (OBRA) of 1993, which reduced the tax benefit from operations in Puerto Rico.

         Net income and earnings per share were $1.3 billion and $2.22, respectively, for 1994. These amounts reflect substantial increases over 1993 due to both the negative impact on 1993 operations of the company's 1993 restructuring and special charges and the continued growth of the company's pharmaceutical and animal health businesses in 1994. This growth was partially offset by the impact of increased interest expense related to the Guidant debt and the debt used to finance the PCS acquisition, amortization of goodwill associated with the PCS acquisition, the product recall and the acquired research related to the Sphinx acquisition.


         FINANCIAL CONDITION

         The company maintained a sound financial position in 1995. The cash generated from operations provided the resources to fund capital expenditures, dividends and debt service. As of December 31, 1995, cash, cash equivalents and short-term investments totaled $1.1 billion compared with $746.7 million at December 31, 1994. Total debt at December 31, 1995, was $4.5 billion, a decrease of $348.5 million from the prior year. The decrease in debt is primarily due to the splitoff of Guidant. Short-term debt aggregating $1.9 billion is primarily in the form of commercial paper. The company believes that cash generated from operations will be sufficient to fund essentially all the company's operating needs, including debt service, capital expenditures and dividends in 1996.

         In 1994, the company incurred additional debt to finance the acquisition of PCS and as part of the overall Guidant divestiture strategy. As a consequence of the additional debt and heightened competition for the antibiotic Ceclor, the company's long-term debt rating was lowered from AAA to AA by Standard & Poor's in October 1994 and from Aa1 to Aa3 by Moody's in November 1994. Commercial paper ratings of A1+ by Standard & Poor's and Prime-1 by Moody's were affirmed. These ratings were reaffirmed in 1995. Maintenance of these ratings in the future will depend largely on continued strong financial performance and reductions of existing debt levels.

         Since the date of the PCS acquisition, the company has replaced $1.8 billion of the commercial paper used to finance the acquisition with fixed-rate debt with maturities ranging from 5 to 40 years, including the January 1996 issuance of 20 and 40 year fixed-rate notes aggregating $500 million. See Note 7 to the consolidated financial statements for additional information.

         The company believes that amounts available through existing commercial paper programs should be adequate to fund maturities of short-term borrowings. The outstanding commercial paper is also backed up by $3.0 billion of committed bank credit facilities.

         The company conducts its business in various foreign currencies and, as a result, is subject to the exposures that arise from foreign exchange rate movements. The company's hedging activities, all of which are for "purposes other than trading" (as defined by Statement of Financial Accounting Standards No. 119), are initiated within the guidelines of documented corporate risk-management policies and do not create additional risk because gains and losses on these instruments generally offset losses and gains on the assets, liabilities and transactions being hedged.

         The company uses foreign currency forward contracts, currency swaps and option contracts to reduce the effect of fluctuating foreign currencies. Instruments related to transactional exposures are carried in the financial statements at current rates, with rate changes reflected directly in income. Gains and losses on instruments designed to hedge anticipated foreign currency transactions are deferred and recognized in the same period as the hedged transactions. Further, interest rate swap agreements are used to reduce the impact of interest rate changes on net income. In 1995, the impact of the company's risk-management strategies was not material to the results of operations.

         Capital expenditures of $551.3 million during 1995 were $25.2 million less than in 1994, as new manufacturing, development, research and administrative facilities construction neared completion. The company expects near-term capital expenditures to decline slightly from 1995 levels. Sufficient cash flows exist to meet these near-term requirements.

         The company is a 40 percent partner in DowElanco, a global agricultural products joint venture, with The Dow Chemical Company. The company holds a put option, which became exercisable after October 31, 1994, which requires Dow to purchase the company's interest in DowElanco at specified amounts based largely on fair market value. The company did not exercise its put option in 1995.

         Common stock held in treasury increased to $1.6 billion at December 31, 1995. The increase was largely due to the distribution of the company's remaining 80 percent interest in Guidant through the splitoff. Pursuant to the splitoff, 16,504,298 shares (expressed on a pre-stock-split basis) of the company's common stock were exchanged for Guidant shares, resulting in the increase in the company's treasury stock and corresponding decrease in shares outstanding.

         Dividends of $1.31 per share were paid in 1995, an increase of approximately 5 percent from the $1.25 per share paid in 1994. In the fourth quarter, the quarterly dividend was increased $.02 per share (6 percent). This increase, the second in 1995, was nearly twice the previous dividend increase. The 1994 dividend reflected a 3 percent increase from the $1.21 per share paid in 1993. The year 1995 was the 111th consecutive year that the company made dividend payments and the 28th consecutive year in which dividends have been increased.


         ENVIRONMENTAL AND LEGAL MATTERS

         As with other industrial enterprises, the company's operations are subject to complex and changing federal, state, and local environmental laws and regulations, which will continue to require capital investment and operational expenses. The company also has been designated a potentially responsible party under the Comprehensive Environmental Response, Compensation, and Liability Act, commonly known as Superfund, with respect to approximately 10 sites with which the company had varying degrees of involvement. Further, the company continues remediation of certain of its own properties consistent with current environmental practices. The company has accrued for estimated Superfund costs and remediation of its own properties, taking into account, as applicable, available information regarding site conditions, potential cleanup methods, estimated costs and the extent to which other parties can be expected to contribute to those costs. In addition, the company has accrued for certain other environmental matters.

         During 1995, the company continued to be named as a defendant in lawsuits involving Prozac. However, the number of new case filings in 1995 and the number of pending cases declined significantly from 1994 levels.

         The company has been named, together with numerous other U.S. prescription drug manufacturers, as a defendant in a large number of related actions in federal courts and the courts of four states brought by retail pharmacies alleging violations of federal and state antitrust and pricing laws. The federal suits include a class action on behalf of the majority of U.S. retail pharmacies.

         The class plaintiffs allege an industrywide agreement to deny favorable prices on prescription drugs to retail pharmacies that manufacturers grant to managed-care organizations and certain other purchasers. Other related suits, brought by several thousand pharmacies, involve claims of price discrimination under the federal Robinson-Patman Act or other pricing laws. In addition, claims have been brought on behalf of consumers of prescription drugs in eight states. The company and 11 other manufacturers have agreed to settle the federal class action case. The settlement amount, which is not material, was accrued in the fourth quarter of 1995. The settlement is subject to approval of the district court. In the federal Robinson-Patman Act cases, the court in the Northern District of Illinois has designated certain plaintiffs and defendants named in the individual suits to participate in an initial trial or trials of the plaintiffs' Robinson-Patman Act claims. Robinson-Patman claims asserted in suits filed against nondesignated defendants, including the company, are stayed.

         While it is not possible to predict or determine the outcome of the product liability, antitrust or other legal actions brought against the company or the ultimate cost of environmental matters, the company believes the costs associated with all such matters will not have a material adverse effect on its consolidated financial position or liquidity but could possibly be material to the consolidated results of operations in any one accounting period. For additional information on litigation and environmental matters, see Note 12 to the consolidated financial statements.


         1995 Financial Highlights
         ELI LILLY AND COMPANY AND SUBSIDIARIES
         (Dollars in millions, except per-share data)



                                 December 31    1995       1994     Change
         -----------------------------------------------------------------

         Net sales..........................  $6,763.8   $5,711.6     18%

         Research and development expenses..   1,042.3      838.7     24%

         Income from continuing operations..   1,306.6    1,185.1     10%

         Net income.........................   2,290.9    1,286.1     78%

         Earnings per share:
           Income from continuing operations      $2.30      $2.05    12%
           Net income.......................       4.03       2.22    82%

         Dividends paid per share...........       1.31       1.25     5%

         Capital expenditures...............    $551.3     $576.5    (4)%

         Return on shareholders' equity.....      42.5%      25.9%

         Return on assets...................      15.6       11.8
         Income from continuing operations
         as a percent of sales..............      19.3       20.7



         Results of  operations of  the  Medical Devices  and  Diagnostics
         (MDD) Division have been reflected as "discontinued operations" and are excluded from consolidated net sales and operating expenses. Net income for 1995 includes a net gain on the divestiture of MDD. Amounts for 1994 reflect the impact of acquired research and special charges. See Notes 2, 3 and 4 to the consolidated financial statements.

         Per-share data  for  both years  reflect  the two-for-one  stock
         split in  1995.    See  Note  9 to  the  consolidated  financial
         statements.

         Consolidated Statements of Income
         ELI LILLY AND COMPANY AND SUBSIDIARIES
         (Dollars in millions, except per-share data)



                 Year Ended December 31        1995      1994      1993
         -------------------------------------------------------------------

         Net sales......................     $6,763.8  $5,711.6  $5,198.5

         Cost of sales..................      1,885.7   1,679.7   1,448.0
         Research and development.......      1,042.3     838.7     755.0
         Acquired research (Note 2).....         -         58.4      -
         Marketing and administrative...      1,854.0   1,398.3   1,332.4
         Restructuring and special charges
            (Note 3)....................         -         66.0   1,032.6
         Interest expense...............        286.3     103.8      70.6
         Other income--net..............        (70.1)   (131.9)   (102.9)
                                               -------    ------    ------
                                              4,998.2   4,013.0   4,535.7
                                              -------   -------   -------

         Income from continuing operations
         before income taxes and cumulative
         effect of change in accounting
         principle......................      1,765.6   1,698.6     662.8

         Income taxes (Note 10).........        459.0     513.5     198.0
                                              -------    -------   -------

         Income from continuing operations
         before cumulative effect of change in
         accounting principle...........      1,306.6   1,185.1     464.8

         Discontinued operations, net of tax
          (Note 4)......................        984.3     101.0      26.3
                                              -------    -------  -------

         Income before cumulative effect of
         change in accounting principle...    2,290.9   1,286.1     491.1

         Cumulative effect of change in
         accounting principle - net of tax
          (Note 5)........................        -         -       (10.9)
                                              -------    ------     ------

         Net income.......................   $2,290.9  $1,286.1    $480.2
                                              =======   =======     =====

         Earnings per share:

          Income from continuing operations
             before cumulative effect of
             change in accounting principle      $2.30     $2.05     $ .79
          Discontinued operations........         1.73       .17       .05
          Cumulative effect of change in
             accounting principle........          -          -       (.02)
                                                  ----      ----       ----

          Net income.....................        $4.03     $2.22     $ .82
                                                  ====      ====      ====

         See notes to consolidated financial statements.



         Consolidated Balance Sheets
         ELI LILLY AND COMPANY AND SUBSIDIARIES
         (Dollars in millions)


                                December 31           1995       1994
         -------------------------------------------------------------
         Assets

         Current Assets
         Cash and cash equivalents..........       $  999.5   $  536.9
         Short-term investments.............           84.6      209.8
         Accounts receivable, net of allowances of
           $55.1 (1995) and $46.6 (1994)....        1,520.5    1,550.2
         Other receivables..................          287.9      284.4
         Inventories (Note 1)...............          839.6      968.9
         Deferred income taxes (Note 10)....          259.2      245.0
         Prepaid expenses...................          147.3      167.1
                                                    -------     ------
            Total current assets............        4,138.6    3,962.3


         Other Assets
         Prepaid retirement (Note 11).......          484.2      411.9
         Investments (Note 6)...............          573.8      464.1
         Goodwill and other intangibles, net of
           allowances for amortization of $192.2
           (1995) and $326.2 (1994) (Note 2)        4,105.2    4,411.5
         Sundry...................................    871.4      846.1
                                                    -------    -------
                                                    6,034.6    6,133.6



         Property and Equipment (Note 1)            4,239.3   4,411.5
                                                    -------   -------


                                                  $14,412.5  $14,507.4
                                                   ========   ========






         Consolidated Balance Sheets
         ELI LILLY AND COMPANY AND SUBSIDIARIES
         (Dollars in millions)


                                      December 31      1995      1994
         ----------------------------------------------------------------
         Liabilities and Shareholders' Equity

         Current Liabilities
         Short-term borrowings (Note 7)               $1,908.8  $2,724.4
         Accounts payable                              1,018.0     878.2
         Employee compensation                           316.0     304.6
         Dividends payable                               189.1     188.8
         Income taxes payable (Note 10)                  660.5     508.4
         Other liabilities                               874.6   1,065.1
                                                       -------   -------
            Total current liabilities                  4,967.0   5,669.5

         Other Liabilities
         Long-term debt (Note 7)                       2,592.9   2,125.8
         Deferred income taxes (Note 10)                 295.5     188.9
         Retiree medical benefit obligation
            (Note 11)                                    147.8     170.5
         Other noncurrent liabilities                    976.7     997.1
                                                       -------   -------
                                                       4,012.9   3,482.3

         Commitments and contingencies (Note 12)           -         -

         Shareholders' Equity (Notes 8 and 9)

         Common stock--no par value
            Authorized shares: 800,000,000
            Issued shares:     568,902,054               355.6     183.0
         Additional paid-in capital                      418.3     421.7
         Retained earnings                             6,484.3   5,062.1
         Deferred costs--ESOP                           (199.5)   (218.2)
         Currency translation adjustments                 (0.6)    (38.0)
                                                       -------   -------
                                                       7,058.1   5,410.6

         Less cost of common stock in treasury:
              1995 --  18,149,494 shares
              1994 --     871,514 shares               1,625.5      55.0
                                                      --------   -------
                                                       5,432.6   5,355.6
                                                      --------   -------
                                                     $14,412.5 $14,507.4
                                                      ========  ========

         See notes to consolidated financial statements.




         Consolidated Statements of Cash Flows
         ELI LILLY AND COMPANY AND SUBSIDIARIES
         (Dollars in millions)
                           Year Ended December 31   1995     1994      1993
         --------------------------------------------------------------------
         Cash Flows From Operating Activities

         Net income                               $2,290.9 $1,286.1  $  480.2

         Adjustments To Reconcile Net Income to
           Cash Flows From Operating Activities
              Net gain on disposition of
                discontinued operations             (921.5)      -        -
              Depreciation and amortization          553.7     432.2    398.3
              Change in deferred taxes               144.0     172.2   (231.6)
              Restructuring and special charges-
                -net of payments                       -         -    1,041.3
              Cumulative effect of change in
                 accounting principle                  -         -       10.9
              Other noncash expense (income)--net     (9.8)     63.1    (53.1)
                                                   -------   -------  -------
                                                   2,057.3   1,953.6  1,646.0

         Changes in operating assets and liabilities:
              Receivables--increase                 (189.3)   (322.9)   (32.1)
              Inventories--(increase) decrease       (22.1)    107.1   (192.3)
              Other assets--increase                (114.5)   (130.6)  (104.5)
              Accounts payable and other
                 liabilities--increase (decrease)     93.2     (74.9)   199.8
                                                   -------   -------  -------
                                                    (232.7)   (421.3)  (129.1)

         Net Cash From Operating Activities        1,824.6   1,532.3  1,516.9

         Cash Flows From Investing Activities
         Acquisitions                                (36.8) (4,050.8)   (56.1)
         Additions to property and equipment        (551.3)   (576.5)  (633.5)
         Disposals of property and equipment          21.5      58.7      5.4
         Additions to other assets                   (54.1)    (72.9)   (70.1)
         Reductions of investments                   430.8   1,387.0    889.3
         Additions to investments                   (372.9) (1,150.5)(1,001.7)
                                                    ------   -------   ------
         Net Cash Used for Investing Activities     (562.8) (4,405.0)  (866.7)

         Cash Flows From Financing Activities
         Dividends paid                             (747.2)   (723.1)  (708.4)
         Proceeds from Guidant initial public
            offering                                  -        192.5     -
         Purchase of common stock and other
            capital transactions                    (156.0)   (111.0)   (25.8)
         Issuance under stock plans                   54.7      50.5     19.8
         Increase (decrease) in short-term
            borrowings                              (967.7)  2,126.1   (152.7)
         Additions to long-term debt               1,019.5   1,478.1    383.8
         Reductions of long-term debt                (17.0)   (175.8)   (39.8)
                                                   -------   -------  -------
         Net Cash From (Used for) Financing
            Activities                              (813.7)  2,837.3   (523.1)

         Effect of exchange rate changes on cash      14.5      32.7    (19.9)
                                                    -------   -------  -------
         Net increase (decrease) in cash and
            cash equivalents                         462.6      (2.7)   107.2
         Cash and cash equivalents at beginning
            of year                                  536.9     539.6    432.4
                                                   -------   -------  -------
         Cash and cash equivalents at end of year $  999.5  $  536.9  $ 539.6
                                                   -------   -------   -------

         See notes to consolidated financial statements.



         Segment Information

         Industry Data (Dollars in millions)     1995      1994      1993
         -----------------------------------------------------------------
         Net sales--to unaffiliated customers
           Life-sciences products and services
             Central nervous system             $2,266.4  $1,835.6  $1,393.6
             Anti-infectives                     1,673.9   1,634.4   1,731.4
             Endocrine                           1,179.1   1,006.1     885.3
             Gastrointestinal                      548.4     487.4     396.8
             Animal health                         512.4     463.6     439.1
             Health care management                259.4      25.1        -
             All other                             324.2     259.4     352.3
                                                 -------   -------    ------
         Net sales                              $6,763.8  $5,711.6  $5,198.5
                                                 =======   =======   =======

         Life-sciences products and services include a broad range of pharmaceuticals used for the treatment of human and animal diseases and the company's health-care-management activities. The largest category of the products is central-nervous-system agents, which include Prozac, DarvonR and PermaxR. Anti-infectives include Ceclor, Keflex, KefzolR, Lorabid, Nebcin R, TazidimeR and Vancocin. Endocrine products consist primarily of Humatrope, Humulin and IletinR. Other major groups are gastrointestinal, all of which is Axid, and animal health products that include Tylan, an antibiotic for promoting feed efficiency and growth in swine and cattle; RumensinR, a nonhormonal cattle feed additive; MicotilR, an antibiotic for bovine respiratory disease; anticoccidial agents for use in broilers and layer replacements, the largest of which is CobanR; and other products for livestock and poultry. Health care management includes revenue from pharmacy benefit management, such as pharmacy claims processing and adjudication as well as physician-focused medical communications networks, of which PCS is the largest component. Major products in the all-other category include cardiovascular therapy products, of which Dobutrex is the largest, and other miscellaneous pharmaceutical products.

         Most of the pharmaceutical products are distributed through wholesalers that serve physicians, dentists, pharmacies and hospitals. In 1995, the company's largest wholesaler accounted for approximately 11 percent of consolidated net sales. Animal health products are sold to wholesale distributors, retailers, manufacturers and producers.

     Geographic Information (Dollars in millions)   1995     1994     1993
     ----------------------------------------------------------------------

     Net sales
       United States
          Sales to unaffiliated customers        $3,812.9  $3,281.5  $3,101.5
          Transfers to other geographic areas       485.5     405.2     394.6
                                                  -------   -------   -------
                                                  4,298.4   3,686.7   3,496.1
       Europe, Middle East and Japan
          Sales to unaffiliated customers         2,193.8   1,765.3   1,526.4
          Transfers to other geographic areas       336.9     269.0     218.5
                                                  -------    ------   -------
                                                  2,530.7   2,034.3   1,744.9
       Other
          Sales to unaffiliated customers           757.1     664.8     570.6
          Transfers to other geographic areas        13.8      11.3       3.9
                                                    -----     -----     -----
                                                    770.9     676.1     574.5
       Eliminations--transfers between
         geographic areas                          (836.2)   (685.5)   (617.0)
                                                   ------     ------   ------
                                                 $6,763.8  $5,711.6  $5,198.5
                                                  =======   =======   =======

     Income from continuing operations before
       income taxes and cumulative effect of
       change in accounting principle
          United States                          $  997.8  $1,067.0   $444.3
          Europe, Middle East and Japan             697.1     554.2    158.0
          Other                                      92.1     102.9     74.1
          Eliminations and adjustments              (21.4)    (25.5)   (13.6)
                                                    -----     -----    -----
                                                 $1,765.6  $1,698.6   $662.8
                                                  =======   =======    =====

     Total assets
       United States                            $11,321.8 $12,105.0 $7,187.8
       Europe, Middle East and Japan              3,178.0   3,209.1  2,507.1
       Other                                        527.0     505.3    382.5
       Eliminations and adjustments                (614.3) (1,312.0)  (453.8)
                                                   ------   -------    ------
                                                $14,412.5 $14,507.4 $9,623.6
                                                 ========  ========  =======

         Transfers between geographic areas are made at prices that are intended to reasonably approximate an arms-length value of the products. Remittances to the United States are subject to various regulations of the respective governments as well as to fluctuations in exchange rates.




         Selected Quarterly Data (unaudited)
         ELI LILLY AND COMPANY AND SUBSIDIARIES
         (Dollars in millions, except per-share data)


         1995(1)                     Fourth(2)   Third     Second    First
         -------------------------------------------------------------------
         Net sales                    $1,799.8  $1,631.9  $1,614.8   $1,717.3
         Cost of sales                   494.1     419.7     459.4      512.5
         Operating expenses              850.9     704.7     696.8      643.9
         Other loss - net                (91.0)    (70.2)    (22.0)     (33.0)
         Income from:
            Continuing operations        311.3     310.5     310.0      374.8
            Discontinued operations       31.3     917.5      17.1       18.4
         Net income                      342.6   1,228.0     327.1      393.2

         Earnings per share:
            Continuing operations           .57       .54       .54        .65
            Discontinued operations         .06      1.60       .03        .03
            Net income                      .63      2.14       .57        .68
         Dividends paid per share           .3425     .3225     .3225      .3225
         Common stock prices:
            High                          57.00     47.19     39.69      38.44
            Low                           44.31     37.56     34.63      31.25

         1994(1)                       Fourth    Third    Second(3)   First(3)
         ---------------------------------------------------------------------
         Net sales                    $1,548.4 $1,507.3  $1,346.8  $1,309.1
         Cost of sales                   460.4    451.4     385.8     382.1
         Operating expenses              667.0    579.9     532.8     457.3
         Restructuring and special charge  -        -        10.0      56.0
         Acquired research                -        58.4       -         -
         Other income (loss) - net       (42.5)     9.2      42.3      19.1
         Income from:
            Continuing operations        269.6    295.6     319.2     300.7
            Discontinued operations       20.5     23.1      27.4      30.0
         Net income                      290.1    318.7     346.6     330.7

         Earnings per share:
            Continuing operations           .47      .51       .55       .52
            Discontinued operations         .03      .04       .05       .05
            Net income                      .50      .55       .60       .57
         Dividends paid per share           .3125    .3125     .3125     .3125
         Common stock prices:
            High                          33.13    29.63     29.44     30.94
            Low                           28.69    23.63     23.56     24.25

         (1)Per-share data and common stock prices for all periods reflect the two-for-one stock split in 1995. See Note 9 to consolidated financial statements.
         (2)Fourth-quarter income from continuing operations includes a benefit of $42.1 million ($.08 per share) resulting from a decline in the 1995 effective tax rate from 29 percent to 26 percent. Also, see Note 4 to consolidated financial statements for a discussion of the impact on earnings per share resulting from the Guidant splitoff.
         (3)Reflects the impact of special charges relating to the voluntary recall of three antibiotic products. See Note 3 to the consolidated financial statements.

         The company's common stock is listed on the New York, Tokyo, London and other stock exchanges.

         Selected Financial Data (unaudited)
         ELI LILLY AND COMPANY AND SUBSIDIARIES
         (Dollars in millions, except per-share data)

                                   1995     1994     1993     1992     1991
                                 -------------------------------------------
    Operations
    Net sales                     $6,763.8 $5,711.6 $5,198.5  $4,963.1 $4,533.4
    Research and development
       expenses                    1,042.3    838.7    755.0     731.0    590.5
    Other costs and expenses       3,739.7  3,136.4  2,780.4   2,664.5  2,412.0
    Restructuring and special
       charges                        -        66.0  1,032.6     404.4     -
    Income from continuing operations
       before taxes and accounting
       changes                     1,765.6  1,698.6    662.8   1,193.5  1,626.3
    Income taxes                     459.0    513.5    198.0     351.0    460.2
    Income from continuing
       operations                  1,306.6  1,185.1    464.8     842.5  1,166.1
    Income (loss) from discontinued
       operations                    984.3    101.0     26.3     (14.9)   148.6
    Net income                     2,290.9  1,286.1    480.2     708.7  1,314.7
    Income from continuing
       operations as a percent
       of sales                       19.3%    20.7%     8.9%     17.0%    25.7%
    Per-share data1:
       Income from continuing
         operations                   $2.30    $2.05   $  .79     $1.43    $2.00
       Income (loss) from discontinued
         operations                    1.73      .17      .05      (.03)    .25
       Net income                      4.03     2.22      .82      1.20    2.25
       Dividends declared              1.33     1.26     1.22      1.128   1.025
    Average number of shares
       and share equivalents
       (thousands)1              569,026  578,378  588,578   588,956  588,488
                                 =======  =======  =======   =======  =======

    Financial Position
    Current assets                $4,138.6 $3,962.3 $3,697.1  $3,006.0 $2,939.3
    Current liabilities            4,967.0  5,669.5  2,928.0   2,398.6  2,272.0
    Property and equipment         4,239.3  4,411.5  4,200.2   4,072.1  3,782.5
    Total assets                  14,412.5 14,507.4  9,623.6   8,672.8  8,298.6
    Long-term debt                 2,592.9  2,125.8    835.2     582.3    395.5
    Other noncurrent liabilities   1,420.0  1,356.5  1,291.6     799.8    665.0
    Shareholders' equity           5,432.6  5,355.6  4,568.8   4,892.1  4,966.1
                                   =======  =======  =======   =======  =======

    Supplementary Data2
    Return on shareholders' equity    42.5%    25.9%    10.2%     14.4%    31.2%
    Return on assets                  15.6%    11.8%     5.2%      8.3%    17.2%
    Capital expenditures            $551.3   $576.5   $633.5    $912.9 $1,142.4
    Depreciation and amortization    553.7    432.2    398.3     368.1    299.5
    Effective tax rate                26.0%    30.2%    29.9%     29.4%    28.3%
    Number of employees             26,800   24,900   24,900    24,500   23,600
    Number of shareholders          52,600   55,900   59,300    53,900   46,000
                                    ======   ======   ======    ======   ======

         1 Per-share data and average number of shares have been adjusted for all years to reflect the two-for-one stock split in 1995. Earnings per share for 1995 and 1994 are calculated based on the weighted-average number of shares outstanding, while prior years were calculated on a fully diluted basis using average shares and share equivalents. See Note 1 to the consolidated financial statements.

         2 All supplementary financial data, other than the effective tax rate, have been computed using net income. The effective tax rate reflects continuing operations only. The number of employees reflects employees of continuing operations only.


         Notes to Consolidated Financial Statements
         ELI LILLY AND COMPANY AND SUBSIDIARIES
         (Dollars in millions, except per-share data)

         Note 1:  Summary of Significant Accounting Policies

         Basis of Presentation:  The accounts  of all wholly owned  and majority-owned subsidiaries are  included in  the consolidated
         financial  statements.      All   intercompany  balances   and
         transactions  have  been  eliminated.     The  preparation  of
         financial statements  in  conformity  with generally  accepted accounting principles  requires management  to make  estimates and assumptions that  affect the  reported amounts  of assets, liabilities, revenues, expenses and related disclosures at the date of  the  financial statements  and  during the  reporting period.  Actual results could differ from those estimates.

         The number of shares of common stock and per-share data have been restated for all periods presented to reflect the impact of the company's stock split (see Note 9).

         Cash Equivalents:   The company  considers all  highly liquid
         investments, generally  with  a maturity  of  three months  or less, to be cash  equivalents.  The cost  of these investments approximates fair value.

         Inventories:  The company states  all its  inventories at the lower of cost or market.  The company uses the last-in, first-
         out  (LIFO)  method  for  substantially  all  its  inventories located in the continental United States,  or approximately 54
         percent of  its  total  inventories.   Other  inventories  are
         valued by the first-in, first-out (FIFO)  method.  Inventories at December 31 consisted of the following:

                                              1995          1994
                                              ----          ----
         Finished products                 $  273.8      $  288.0
         Work in process                      446.4         515.1
         Raw materials and supplies           154.0         239.0
                                              -----       -------
                                              874.2       1,042.1
         Less reduction to LIFO cost           34.6          73.2
                                              -----       -------
                                           $  839.6      $  968.9
                                              =====       =======


         Investments:  All short-term debt securities are classified as held-to-maturity because the  company has the  positive intent
         and ability  to hold  the securities  to  maturity.   Held-to-
         maturity securities are stated at amortized cost, adjusted for
         amortization  of  premiums  and  accretion   of  discounts  to
         maturity.   Substantially all  long-term  debt and  marketable
         equity securities  are  classified  as  available-for-sale  at
         December 31, 1995.  Available-for-sale  securities are carried at fair value,  with the unrealized  gains and losses,  net of tax, reported in a separate component of shareholders' equity.
         The company  owns no  investments that  are  considered to  be trading securities.

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


         Property and Equipment:   Property and equipment is  stated on
         the basis of cost.   Provisions for depreciation  of buildings
         and equipment are computed generally by the straight-line method
         at  rates based on their estimated  useful  lives.    At  December
         31,  property  and equipment consisted of the following:

                                               1995           1994
                                               ----           ----

         Land                               $  136.1      $  163.5
         Buildings                           1,925.7       2,040.0
         Equipment                           3,990.5       4,060.9
         Construction in progress              776.0         762.0
                                             -------       -------
                                             6,828.3       7,026.4
         Less allowances for depreciation    2,589.0       2,614.9
                                             -------       -------
                                            $4,239.3      $4,411.5
                                             =======       =======

         Approximately $38.3 million,  $25.4 million and  $25.5 million of interest  costs were  capitalized as  part of  property and equipment in 1995, 1994 and 1993, respectively.  The estimated cost to complete significant construction projects in progress
         at December 31, 1995, approximated $199.1 million.   Total
         rental expense  for  all  leases related  to continuing operations,
         including  contingent   rentals (not  material), amounted to
         approximately $106.8  million for 1995, $81.8 million for 1994 and
         $80.1  million for 1993.  Capital leases included in property and equipment  in the consolidated balance sheets and future minimum rental commitments are not material.

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

         Earnings per Share:  Earnings per share for  1995 and 1994 are calculated based on the weighted-average number of outstanding common shares.  Earnings per share for 1993 is calculated on a fully diluted basis  based on  the weighted-average  number of
         outstanding  common  shares   and  common   share  equivalents
         (primarily stock options). Primary earnings per  share has not
         been  presented   for  1993   because  it   does   not  differ
         significantly from the reported earnings per share computed on
         a fully diluted basis.   Earnings per  share in 1995  and 1994
         are not materially different from the  amount calculated using the method followed for 1993.


         Note 2:  Acquisitions

         On December 18, 1995, the company  acquired Integrated Medical
         Systems, Inc.  (IMS),  a company  that  develops and  operates
         physician-focused  medical   communications  networks.     The
         purchase price  was approximately  $93 million,  consisting of
         cash  and  redeemable  securities.     Substantially  all  the
         purchase price was allocated to goodwill and other intangibles and will be amortized over 10 years.

         On  November  21,  1994,  the  company  purchased  PCS  Health
         Systems, Inc.  (PCS),  McKesson Corporation's  pharmaceutical-
         benefits-management business, for approximately  $4.1 billion.
         Substantially  all  the   purchase  price  was   allocated  to
         goodwill, which is being amortized over 40 years.

         The acquisition was structured  in the form of  a tender offer
         for all  McKesson's common  stock.   Immediately prior  to the
         tender offer, McKesson  spun off to  its shareholders  all its businesses other than  PCS.  In  connection with  the spinoff, the newly created corporation ("New McKesson") assumed all PCS liabilities not related  to the purchased  business, including approximately $239 million of long-term  notes and debentures.
         New McKesson has indemnified the company with respect to these liabilities and has  agreed that  it will,  if the  company so requests, seek consents from  the debt holders to  release the company from its obligations thereunder.  Pending repayment of the debt or  receipt of  releases from  the debt  holders, the company remains a co-obligor with New McKesson.

         The results of operations of PCS from  the date of acquisition
         are  included   in   the   company's  consolidated   financial
         statements.    The  following  unaudited   pro  forma  summary
         reflects the  company's consolidated  results from  continuing operations as if PCS had been acquired as  of the beginning of
         1993.  This summary includes the impact of adjustments for the amortization of goodwill  associated with the  acquisition and an increase in interest expense resulting from the issuance of
         debt to finance  the acquisition.   The pro forma  results are
         not  necessarily  indicative  of  what   actually  would  have
         occurred if the acquisition had been in  effect for the entire year, nor  are they  intended  to be  a  projection of  future results.

                           Year ended December 31     1994      1993
                                                   --------------------
    Net sales                                       $5,890.3   $5,372.0
    Income from continuing operations
      before accounting change                         989.2      246.8

    Earnings per share from continuing operations   $   1.71   $    .42


         On  September   9,   1994,   the   company   acquired   Sphinx
         Pharmaceuticals  Corporation,  a  company   engaging  in  drug
         discovery  and   development   by   generating   combinatorial
         chemistry libraries  of  small-molecule  compounds  and  high-
         throughput screening  against  biological  targets central  to
         human diseases.    The purchase  price  was approximately  $80
         million, of which  $58.4 million  was allocated  to in-process research and  development projects,  based  on an  independent valuation.  The company determined that the feasibility of the acquired research had  not yet been  established and  that the
         technology had no alternative  future use.   Accordingly, this
         acquired research was charged to expense in 1994.


         Note 3:  Restructuring and Special Charges

         In 1994, the company incurred $66 million of pretax charges associated with a voluntary recall of three of its liquid oral antibiotics. The recall was made after four instances were reported of small plastic caps being found in the antibiotics.
         Shipments of all three products were resumed during 1994.

         In both  1993 and  1992, the  company announced  major actions designed to  enhance  the  company's  competitiveness  in  the changing health care environment, reduce  expenses and improve
         efficiencies.   As  a result  of  these  actions, the  company
         recognized  restructuring  and  special  charges  relating  to continuing operations of  $1,032.6 million and  $404.4 million
         for 1993 and 1992, respectively.   Restructuring costs include
         those amounts that  arose as a  direct result  of management's
         commitment to  revised  strategic  actions.   Special  charges
         represent unusual, generally nonrecurring, expense items.

         Significant components of these charges and their status at December 31, 1994 and 1995, respectively, are summarized as follows:

                                         Original
                                         Charges      1994      1995
                                         ----------------------------
         1993
         ----
         Work force reductions          $  534.5   $ 52.5   $ 37.7
         Manufacturing consolidations
            and other closings             204.3    136.1    125.2
         Pharmaceutical streamlining        35.3     23.8      6.3
         Asset write-downs, legal
            accruals and other             258.5     39.9     30.2
                                          ------     -----    -----
         Total - continuing             $1,032.6   $252.3   $199.4
                                         -------    -----    -----
         1992
         ----
         Global manufacturing strategy  $  218.9   $108.4   $ 87.3
         Legal, environmental,
            asbestos abatement             139.4     66.8     65.4
         Research investment expense        46.1       -        -
                                           -----     -----    -----
         Total - continuing operations  $  404.4   $175.2   $152.7
                                          -------    -----    -----

         The 1993 restructuring  actions consisted primarily  of early-
         retirement and other  severance programs associated  with work force reductions, as well as  streamlining core pharmaceutical operations.  In addition,  restructuring actions in  both 1993 and 1992 have  resulted or will  result in a  consolidation of certain manufacturing  operations and  changes  in the  nature
         and/or location  of certain  manufacturing operations.   Asset
         write-downs  reflected  changes  in   pharmaceutical  markets.
         Special  charges  were  established  for  patent  and  product liability matters in both 1993 and 1992.


         Note 4:  Discontinued Operations

         During 1995, the company completed the divestiture of the nine
         Medical Devices and Diagnostics (MDD) Division businesses.  In
         1994, a separate  company, Guidant Corporation  (Guidant), was formed to be the parent company of five  of the MDD companies:
         Advanced Cardiovascular  Systems,  Inc.;  Cardiac  Pacemakers,
         Inc.; Devices  for Vascular  Intervention, Inc.;  Heart Rhythm
         Technologies, Inc.; and Origin  Medsystems, Inc.   In December
         1994, Guidant  sold  approximately 20  percent  of its  common stock in an initial  public offering.  In  September 1995, the company distributed  its  remaining  80  percent  interest  in
         Guidant through  a  splitoff (an  exchange  offer pursuant  to which Lilly  shareholders  could  exchange  Lilly  shares  for
         Guidant shares).  Pursuant to the  splitoff, 16,504,298 shares of the company's common stock (expressed  on a pre-stock-split
         basis) were  exchanged for  the Guidant  stock.   The splitoff
         resulted in  a  tax-free  gain  calculated as  the  difference between the  market  and  carrying  values  of the  shares  of
         Guidant common  stock held  by the  company on  the expiration
         date of  the  exchange  offer.   Sales  of  three of  the  MDD
         companies,  IVAC  Corporation,  Pacific   Biotech,  Inc.,  and
         Physio-Control Corporation,  were  completed  during 1994  and
         1995,  and  the  divestiture  of  Hybritech  Incorporated  was finalized in January 1996.

         The income from discontinued operations appearing on the consolidated statements of income represents the results of the MDD division for the periods presented and the net gain upon divestiture and is summarized as follows:

                                                Year ended December 31
                                            ------------------------------
                                            1995      1994      1993
                                            ----      ----      ----

      Net sales                            $ 771.6  $1,289.2 $1,254.0

      Cost of sales                          258.2     536.6    511.3
      Restructuring and special charges        -         -      140.1
      Other operating expenses               356.8     561.5    580.8
      Income before tax                      111.9     168.1     39.0

      Income from operations, net of tax      62.8     101.0     26.3
      Net gain on disposition, net of tax
         ($88.1 million)                     921.5       -         -
                                             -----     -----     -----
      Discontinued operations              $ 984.3   $ 101.0  $  26.3
                                             =====     =====    =====

         At December 31,  1994, net  assets of  discontinued operations
         aggregated  $441.7   million   and   were  included   in   the
         consolidated balance  sheet.    Due  to the  disposition,  all
         assets, liabilities and equity of the MDD businesses have been removed from the company's balance sheet at December 31, 1995.

         The shares of the company's common stock exchanged in the splitoff resulted in a reduction in the average number of shares outstanding used to calculate earnings per share. As a consequence, earnings per share from continuing operations for the fourth quarter and year were $.03 and $.04 higher, respectively, than had the splitoff not occurred.

         Note 5:  Accounting Changes

         In March  1995, Statement  of  Financial Accounting  Standards
         (SFAS) No. 121, "Accounting  for the Impairment  of Long-Lived
         Assets and  for  Long-Lived Assets  to  be  Disposed Of,"  was
         issued.  The statement must  be adopted by the  company in the first quarter  of  1996. Under  provisions  of the  statement, impairments, measured using fair market  value, are recognized whenever events or changes in circumstances  indicate that the carrying amount of  long-lived assets  may not  be recoverable and the  future undiscounted  cash flows  attributable  to the
         asset are less than its carrying value.   The statement is not
         expected to have a material impact on the company's results of operations or financial position.

         In October 1995, SFAS No. 123, "Stock Based Compensation," was
         issued.   This statement  will require  the company  to choose
         between two different methods of accounting for stock options.
         The statement defines a fair- value-based method of accounting for stock options but allows an entity  to continue to measure compensation cost  for  stock  options  using  the  accounting prescribed by  APB Opinion  No. 25  (APB 25),  "Accounting for
         Stock Issued  to Employees."   Use  of the  APB 25  accounting
         method results  in no  compensation cost  being recognized  if options are granted at an exercise price at the current market
         value of  the stock.   The  company will  continue to  use the
         intrinsic value method  under APB 25  but will be  required by
         SFAS 123  to make  pro  forma disclosures  of  net income  and earnings per  share  as  if the  fair  value  method had  been applied in its 1996 financial statements.

         Effective January 1, 1993,  the company adopted SFAS  No. 112,
         "Employers' Accounting for Postemployment Benefits."  SFAS 112
         requires employers  to recognize  currently the  obligation to
         provide  postemployment  benefits   for  former   or  inactive
         employees and  others.   The company's  adoption  of SFAS  112
         resulted in a  pretax charge of  $17.3 million  ($10.9 million after tax; $.02 per  share), relating primarily  to disability
         benefits.    Prior  to   1993,  the  company   expensed  these
         obligations when paid.


         Note 6:  Financial Instruments

         Risk-Management Instruments and Off-Balance-Sheet Risk

         In the normal course of business, operations of the company are exposed to  continuing  fluctuations  in  currency  values  and
         interest rates.    These  fluctuations can  vary  the  costs of
         financing, investing  and  operating.    The company  addresses
         these risks  through a  controlled program  of  risk management that includes the use of derivative financial instruments.  The company's derivative activities, all of  which are for purposes other than  trading,  are initiated  within  the  guidelines of documented corporate risk-management policies and do not create risk because gains  and losses  on derivative  contracts offset losses and gains  on the  assets, liabilities  and transactions being hedged.

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

         Foreign Exchange  Risk  Management:   The  company  enters into
         ----------------------------------
         foreign currency  forward and  option contracts  to  reduce the effect of  fluctuating  currency  exchange  rates  (principally
         European currencies  and  the  Japanese yen)  on  two  types of
         foreign currency exposures.   Exposures arising  from affiliate
         foreign currency balances  are managed principally  through the use of forward contracts.  These contracts are marked to market with gains and losses recognized currently  in income to offset the respective losses  and gains  recognized on  the underlying exposures.  The  company also  enters into option  contracts to hedge  anticipated  foreign  currency  transactions,  primarily intercompany inventory purchases  expected to occur  within the next year, and foreign currency  forward contracts and currency
         swaps to hedge  firm commitments.   Gains  and losses  on these
         contracts that qualify as hedges are deferred and recognized as an adjustment  of the  subsequent transaction  when  it occurs.
         Forward and  option  contracts  generally  have maturities  not exceeding 12 months.

         At December 31, the stated, or notional, amounts of the company's outstanding foreign currency derivative financial instruments were as follows:

                                                     1995       1994
                                                     ----       ----

         Forward exchange contracts                $ 838.2    $ 1,138.1
         Foreign currency options - purchased        415.2         98.6
         Foreign currency options - issued              -          62.6
         Currency swaps                                 -          20.4

         Interest Rate Risk Management:  See discussion on interest rate
         -----------------------------
         swaps in Note 7.


         Concentrations of  Credit Risk:   Financial  instruments that
         ------------------------------
         potentially  subject  the  company  to   credit  risk  consist
         principally  of   trade   receivables   and   interest-bearing
         investments.  Wholesale distributors of life-sciences products and  managed-care  organizations  account  for  a  substantial portion of  trade  receivables;  collateral is  generally  not
         required.   The  risk associated  with  this concentration  is
         limited due  to  the large  number  of  wholesalers and  their geographic dispersion.

         The company  places  substantially  all  its  interest-bearing
         investments  with  major   financial  institutions,   in  U.S.
         Government securities or with top-rated corporate issuers.  In accordance with  documented  corporate  policies, the  company limits the  amount of  credit exposure  to  any one  financial institution.


         Fair Value of Financial Instruments

         A summary of  the company's outstanding  financial instruments
         at December  31 follows.   As  summarized,  "cost" relates  to
         investments while "carrying amount" relates to long-term debt.
                                          1995                1994
                                 -------------------------------------------
                                 Cost/Carrying   Fair   Cost/Carrying   Fair
                                    Amount      Value     Amount       Value
                                    ------      -----     ------       -----
         Short-term investments:
            Debt securities        $ 84.6      $ 85.0     $191.4       $195.1
            Marketable equity          -           -        19.1         18.4

         Noncurrent investments:
           Marketable equity         66.1       140.3       80.5         74.9
           Debt securities          143.0       148.0      163.0        159.7
           Nonmarketable equity      34.5        35.3       30.0         31.3

         Long-term debt           2,734.3     2,885.6    2,206.8      2,147.1

         The company  determines  fair values  based  on quoted  market values  where  available  or  discounted  cash  flow  analyses
         (principally  long-term   debt).      The   fair   values   of
         nonmarketable equity securities, which represent either equity investments in start-up  technology companies  or partnerships that invest  in start-up  technology companies,  are estimated
         based  on  the  fair  value  information   provided  by  these
         ventures.   The  fair  value  and  carrying  amount  of  risk-
         management instruments were not material at  December 31, 1995 or 1994.

         At December 31,  1995 and 1994,  the gross  unrealized holding gains on available-for-sale securities were  $88.2 million and
         $22.2 million, respectively, and the  gross unrealized holding losses were  $8.2  million  and $27.0  million,  respectively.
         Substantially all these gains  and losses are  associated with the marketable equity securities.  The  proceeds from sales of available-for-sale securities totaled $46.0  million and $24.3
         million in 1995  and 1994, respectively.   Realized  gains and
         losses and purchases of available-for-sale securities were not
         significant  in  1995  and  1994.     The  net  adjustment  to
         unrealized gains and  losses on  available-for-sale securities increased (reduced) shareholders' equity by  $52.9 million and
         ($13.7 million) in 1995 and 1994, respectively.

         The company is a limited partner in certain affordable housing investments that generate benefits in the form of tax credits.
         The determination of  fair value of  these investments  is not
         practicable.   The  carrying  value  of such  investments  was
         $250.2 million and $194.9 million as of  December 31, 1995 and
         1994, respectively.

         Effective January 1,  1994, the  company adopted  Statement of
         Financial Accounting Standards (SFAS) No. 115, "Accounting for
         Certain Investments  in  Debt  and Equity  Securities,"  which requires designation of certain investments as either trading,
         held-to-maturity or available-for-sale.   As a  consequence of
         the adoption,  all available-for-sale  securities  on hand  at
         January 1, 1994, were marked to market and the opening balance of shareholders' equity was increased by $10.7 million (net of
         $7.0 million  in deferred  income taxes)  to  reflect the  net unrealized holding gains on these securities at that date.

         On November 15, 1995, the Financial Accounting Standards Board
         staff issued a Special  Report, "A Guide to  Implementation of
         Statement 115 on  Accounting for  Certain Investments  in Debt
         and Equity Securities."  In accordance with provisions in that
         Special  Report,  the  company  chose  to  reclassify  certain
         securities from  held-to-maturity to  available-for-sale.   At
         the date of transfer,  the amortized cost of  those securities was $139.6  million  and  the  net  unrealized gain  on  those
         securities  was   $5.0   million,   which   is   included   in
         shareholders' equity.


         Note 7:  Borrowings

         Long-term debt at December 31 consisted of the following:

                                                      1995     1994
                                                  ---------------------

     6.25 to 8.38 percent notes (due 1999-2006)      $  750.0  $  750.0
     7.13 percent notes (due 2025)                      500.0      -
     6.09 to 8.06 percent medium-term notes
        (due 1996-1999)                                 185.8     210.8
     5.50 to 8.38 percent Eurodollar bonds
        (due 1998-2005)                                 500.0     150.0
     8.18 percent ESOP debentures (due 2006)            128.8     143.7
     6.07 to 6.47 percent Guidant notes (due 1996)        -       473.0
     Commercial paper to be refinanced as long-term     500.0     350.0
     Other, including capitalized leases                211.0     140.8
                                                      -------   -------
                                                      2,775.6   2,218.3
     Less current portion                               182.7      92.5
                                                      -------   -------
                                                     $2,592.9  $2,125.8
                                                      =======   =======

         The company's  acquisition of  PCS (see  Note 2)  was financed primarily through the issuance  of $3.8 billion  in commercial paper.  Through December  1995, the company had  replaced $1.3 billion of the commercial paper with long-term debt, including the 1995  issuance  of  $350  million  of Eurobonds  and  $500 million of 30 year  notes with a 7.9  percent weighted-average
         effective interest  rate.    Further,  in  January  1996,  the
         company replaced another $500 million of  the commercial paper through issuance of 20 and  40 year notes at  6.57 percent and
         6.77 percent, respectively.   Accordingly, this item  has been
         classified as long-term debt at December 31, 1995.

         The company enters into  interest rate swaps to  lower funding costs, to diversify  sources of funding  or to  alter interest rate exposures  arising  from  mismatches between  assets  and
         liabilities.   The  notional amounts  of  interest rate  swaps
         outstanding at December 31,  1995 and 1994, were  $280 million
         and  $175  million,  respectively.     Substantially  all  the
         interest rate  swaps outstanding  at December  31, 1995,  were closed out in January 1996.

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

         The Guidant  notes  outstanding  on  December 31,  1994,  were retained by Guidant following  the splitoff in  September 1995
         (see Note 4).   The company  is no longer  a guarantor  of any
         Guidant obligations.

         The aggregate amounts of maturities on long-term debt for the next five years are as follows: 1996, $182.7 million; 1997, $110.7 million; 1998, $173.1 million; 1999, $153.6 million;
         and 2000, $216.9 million.

         At December 31, 1995, short-term  borrowings included $1,626.3 million of commercial paper and $99.8 million of notes payable
         to banks.   At December 31,  1994, commercial paper  and notes
         payable to banks totaled $2,364.9 million  and $267.0 million, respectively.  The  weighted-average interest rates  on short-
         term borrowings outstanding were  5.8 percent in 1995  and 6.0 percent in 1994.  At December 31, 1995, unused committed lines
         of credit  totaled  $3  billion.   Compensating  balances  and
         commitment fees are not material, and  there are no conditions that are probable  of occurring under  which the lines  may be withdrawn.

         Cash  payments  of  interest  on   borrowings  totaled  $271.7
         million, $102.4 million  and $63.7 million  in 1995,  1994 and
         1993, respectively.


         Note 8:  Stock Plans

         Stock options and performance awards have been granted to officers and other executive and key employees. Stock options are granted at prices equal to 100 percent of the fair market value at the dates of grant.

         In October 1995, the company issued its second grant under the GlobalShares program, under which essentially all employees were given an option to buy 200 shares of the company's common stock at a price equal to the fair market value at the date of grant. Options to purchase approximately 5.2 million shares were granted under the program.

         Stock-option activity during 1995 and 1994 is summarized below:

                                                  Number of Shares
                                                   1995      1994
                                              ------------------------

         Unexercised at January 1............ 31,081,360   28,903,636
         Granted............................. 10,770,663    5,727,444
         Exercised........................... (2,892,178)  (2,583,370)
         Terminated.......................... (1,343,050)    (966,350)
                                              ----------   ----------
         Unexercised at December 31           37,616,795   31,081,360
                                              ==========   ==========
         Exercisable at December 31           13,396,245   13,823,060
                                              ==========   ==========

         The per-share price range  of unexercised options  at December
         31, 1995 and 1994,  was $6.55 to  $46.82 and $7.27  to $40.94,
         respectively.  Options were  exercised at prices  ranging from
         $7.27 to  $40.94  in  1995 ($4.57  to  $23.53  in 1994).    At
         December 31, 1995,  additional options, performance  awards or restricted stock grants  may be granted  under the  1994 Lilly
         Stock  Plan  for  not  more  than   7,366,003  shares  (1994--
         17,037,366 shares).


         Note 9:  Shareholders' Equity

         Changes in the components of shareholders' equity were as follows:

                            Additional               Deferred  Common Stock in
                            Paid-in       Retained    Costs--     Treasury
                                                               ---------------
                            Capital       Earnings     ESOP    Shares   Amount
                            --------      --------   --------  ---------------
Balance at January 1, 1993    $ 307.9     $4,743.1   $(263.9)  122,120  $  7.8
Net income                                   480.2
Cash dividends declared
   per share: $1.22                         (715.7)
Purchase for treasury                                          550,000    29.8
Issuance of stock under employee
   stock plans                  (16.3)                        (585,103)  (32.5)
ESOP transactions                 3.6                   21.1
Other                            (0.6)        (6.7)            (27,740)   (1.7)
                               ------        ------    ------   ------    ----
Balance at December 31, 1993    294.6      4,500.9    (242.8)   59,277     3.4
Net income                                 1,286.1
Cash dividends declared
   per share: $1.26                         (728.6)
Purchase for treasury                                        1,990,000   115.0
Issuance of stock under
   employee stock plans        (12.0)                       (1,162,516)  (62.5)
ESOP transactions               (0.2)                   24.6
Unrealized investment gains
   and losses, net of tax                    (3.0)
Net impact of Guidant
   public offering             139.9
Other                           (0.6)         6.7             (15,247)    (0.9)
                               ------         ----      -----  ------      ---
Balance at December 31, 1994   421.7      5,062.1     (218.2) 871,514     55.0
Net income                                2,290.9
Cash dividends declared
   per share: $1.33                        (747.8)
Stock dividend declared                    (172.6)
Purchase for treasury                                       2,630,000    160.0
Increase in treasury shares
   from Guidant exchange
   transaction (Note 4)        10.9                        16,504,298  1,533.6
Issuance of stock under
   employee stock plans       (24.1)                       (1,841,175)  (122.0)
ESOP transactions               9.9                    18.7
Unrealized investment gains
   and losses, net of tax                   52.9
Other                          (0.1)        (1.2)             (15,143)    (1.1)
                               ----         ----       ----    ------     ----
Balance at December 31, 1995 $418.3     $6,484.3   $(199.5) 18,149,494 $1,625.5
                              =====      =======    =======  =========  =======

         On October 16, 1995, the company's board of directors declared a two-for-one stock split to be effected in the form of a 100 percent stock dividend payable to shareholders of record at the close of business November 15, 1995. The outstanding and weighted-average number of shares of common stock and per-share data in these financial statements have been restated to reflect the impact of the stock split for all years presented. The company now has 568,902,054 issued shares of common stock without par value, including 276,094,410 shares issued December 20, 1995, as a result of the stock split. Treasury shares held by the company were not split.

         The company has an Employee Stock Ownership Plan (ESOP) as a funding vehicle for the existing employee savings plan. The ESOP used the proceeds of a loan from the company to purchase shares of common stock from the treasury. In 1991, the ESOP issued $200 million of third-party debt, repayment of which was guaranteed by the company (see Note 7). The proceeds were used to purchase shares of the company's common stock on the open market. Shares of common stock held by the ESOP will be allocated to participating employees annually through 2006 as part of the company's savings plan contribution. The fair value of shares allocated each period is recognized as compensation expense.

         The increase in paid-in capital during 1994 related to the Guidant initial public offering reflects net proceeds of the offering reduced by the resulting minority ownership interest in Guidant.

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

                                               1995     1994     1993
                                               ----------------------

         Balance at January 1                  $(38.0)  $(163.5)  $(70.2)
         Translation adjustments                 37.4     125.5    (93.3)
                                                -----     -----    -----
         Balance at December 31                $ (0.6)  $ (38.0) $(163.5)
                                                =====     =====    =====

         Under the terms of the company's Shareholder Rights Plan, all shareholders of common stock received for each share owned a preferred stock purchase right entitling them to purchase from the company one four-hundredth of a share of Series A Participating Preferred Stock at an exercise price of $81.25. The rights are not exercisable until after the date on which the company's right to redeem has expired. The company may redeem the rights for $.0025 per right up to and including the 10th business day after the date of a public announcement that a person (the "Acquiring Person") has acquired ownership of stock having 20 percent or more of the company's general voting power (the "Stock Acquisition Date").

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

         Note 10:  Income Taxes

         Following is the composition of income taxes attributable to continuing operations:
                                             1995       1994     1993
                                             ----       ----     ----
         Current:
            Federal                         $ 177.0   $ 244.9   $ 296.5
            Foreign                           140.1      60.2      81.6
            State                               3.8      30.9      26.7
                                              -----     -----     -----
                                              320.9     336.0     404.8

         Deferred:
            Federal                           114.2     140.4     (81.9)
            Foreign                             1.9       1.9     (89.6)
            State                              22.0      35.2     (35.3)
                                               ----      ----      ----
                                              138.1     177.5    (206.8)
                                              -----     -----     -----
         Income taxes                       $ 459.0   $ 513.5   $ 198.0
                                              =====     =====     =====

         Significant components of the company's deferred tax assets and liabilities as of December 31 are as follows:
                                                    1995          1994
                                                    ----          ----
     Deferred tax assets:
        Restructuring and special charges        $  164.7     $  283.4
        Compensation and benefits                   148.4        154.2
        Divestiture related                         143.6          -
        Litigation, environmental and asbestos       95.3        141.6
        Inventory                                    90.5         77.6
        Net operating losses of subsidiaries         63.9         69.4
        Other                                       202.2        216.7
                                                   ------       ------
                                                    908.6        942.9

        Valuation allowances                        (85.9)       (97.9)
                                                    ------       ------

          Total deferred tax assets                 822.7        845.0

     Deferred tax liabilities:
          Property and equipment                   (519.7)      (490.7)
          Prepaid employee benefits                (200.7)      (181.4)
          Other                                     (77.0)       (50.1)
                                                    ------       ------
            Total deferred tax liabilities         (797.4)      (722.2)
                                                   ------       ------

     Deferred tax assets--net                     $  25.3      $ 122.8
                                                   ======       ======

         At December 31, 1995, the company had net operating loss carryforwards for income tax purposes of $175 million, of which $29 million will expire within five years. Approximately one-third of the remaining carryforwards do not expire.

         Unremitted earnings of foreign subsidiaries that have been, or are intended to be, permanently reinvested for continued use in foreign operations and which, if distributed, would result in taxes at approximately the U.S. statutory rate, aggregated $1,544 million at December 31, 1995 ($1,216 million at December 31, 1994). Cash payments of taxes totaled $449 million, $378 million and $455 million in 1995, 1994 and 1993, respectively.

         Following is a reconciliation of the effective income tax rate of the continuing operations:
                                                    1995    1994    1993
                                                    ----    ----    ----

     United States federal statutory tax rate      35.0%    35.0%   35.0%
     Add (deduct):
        State taxes, net of federal tax benefit      .9      2.5     (.9)
        Tax savings from operations in Puerto Rico (4.2)    (2.1)   (9.7)
        General business credits                   (1.2)    (0.5)   (2.1)
        Effect of international operations         (5.7)    (3.7)    1.9
        Nondeductible goodwill amortization         2.1      0.3      .3
        Nondeductible impact of restructuring        -       -       3.0
        Sundry                                      (.9)    (1.3)    2.4
                                                   -----    ----    ----
        Effective income tax rate                  26.0%    30.2%   29.9%
                                                   ====     ====    ====

         Note 11:  Retirement Benefits

         Pension Plans:

         The company has noncontributory defined benefit retirement plans that cover substantially all United States employees and a majority of employees in other countries. Benefits under the domestic plans are calculated by using one of several formulas. These formulas are based on a combination of the following: (1) years of service, (2) final average earnings, (3) primary social security benefit and (4) age. The benefits for the company's plans in countries other than the United States are based on years of service and compensation.

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

         Net pension  expense/income for  the company's  retirement plans
         included  the   following  components   related  to   continuing
         operations:

                                                  1995     1994     1993
                                                  ----     ----     ----
Service cost--benefits earned during the year   $  69.8  $  69.3  $  58.9
Interest cost on projected benefit obligations    160.2    156.3    124.6
Actual return on assets                          (434.8)   (38.3)  (276.4)
Net amortization and defferal                     227.4   (164.3)    88.6
                                                 ------   ------   ------
Net annual pension expense (income)             $  22.6  $  23.0   $ (4.3)
                                                 ======   ======    =====

         The increase in the 1994 net annual pension expense was due primarily to the decrease in the discount rate at December 31, 1993.

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

         The funded status and amounts recognized in the consolidated balance sheets for the company's defined benefit retirement plans at December 31 were as follows:
                                    Plans in Which        Plans in Which
                                     Assets Exceed     Accumulated Benefits
                                  Accumulated Benefits    Exceed Assets
                                    1995      1994     1995      1994
                                ----------------------------------------
 Plan assets at fair value       $2,374.4  $2,066.4    $  4.2   $    -
 Actuarial present value of
 benefit obligations:
    Vested benefits               1,682.3   1,511.5     119.2      88.5
    Nonvested benefits              100.0      96.0       4.0       1.2
                                  -------   -------     -----      ----
 Accumulated benefit obligation   1,782.3   1,607.5     123.2      89.7
 Effect of projected future
    salary increases                320.9     258.2       9.4      10.1
                                  -------   -------     -----      ----
 Projected benefit obligation     2,103.2   1,865.7     132.6      99.8
                                  -------   -------     -----     -----
 Funded status                      271.2     200.7    (128.4)    (99.8)
 Unrecognized net (gain) loss       114.3     100.2       8.1      (8.5)
 Unrecognized prior service cost     96.7     111.2      16.2      13.7
 Unrecognized net obligation at
    January 1, 1986                   2.0       1.8       1.8       2.4
 Additional minimum liability          -         -      (20.1)       -
                                  -------   -------   --------  -------
 Prepaid (accrued) pension cost  $  484.2  $  413.9  $ (122.4)   $(92.2)
                                  =======   =======    =======    ======

         The assumptions used to develop net periodic pension expense from continuing operations and the actuarial present value of projected benefit obligations are shown below:

                   (percents)                  1995    1994     1993
                                               ----    ----     ----

         Weighted-average discount rate        7.6       8.6     7.6
         Rate of increase in future
            compensation levels              4.5-9.5   4.5-9.5  4.5-9.5
         Weighted-average expected long-term
            rate of return on plan assets     10.5      10.9    11.0

         The discount rate decrease at December 31, 1995, increased the projected benefit obligation by approximately $231.6 million.

         The company has defined contribution savings plans that cover its eligible employees worldwide. The purpose of these defined contribution plans is generally to provide additional financial security during retirement by providing employees with an incentive to make regular savings. Company contributions to the plans are based on employee contributions and the level of company match. Expenses attributable to continuing operations under the plans totaled $38.3 million, $37.9 million and $24.7 million for the years 1995, 1994 and 1993, respectively.


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

         Net postretirement benefit expense from continuing operations included the following components:
                                                1995    1994    1993
                                                ----    ----    ----

  Service cost--benefits earned during
     the year                                 $  9.8  $ 11.4   $ 10.7
  Interest cost on accumulated
     postretirement benefit obligations         24.7    25.9     19.8
  Actual return on assets                      (20.4)    1.1    (11.2)
  Net amortization and deferral                 (4.9)  (23.3)   (10.2)
                                                -----   -----    -----
  Net periodic postretirement benefit cost    $  9.2  $ 15.1   $  9.1
                                               =====   =====    =====

         In connection with the company's early-retirement programs in 1993, restructuring charges include curtailment and termination costs relating to these plans of $52.4 million and $7.0 million, respectively.

         The funded status and amounts recognized in the consolidated balance sheets for the company's defined benefit postretirement plans at December 31 were as follows:
                                                       1995        1994
                                                       ----        ----
         Accumulated postretirement benefit obligation:
         Retirees                                     $308.3      $231.5
         Fully eligible active plan participants        26.5        19.4
         Other active plan participants                 59.8        53.7
                                                        ----       -----
                                                       394.6       304.6
         Plan assets at fair value                     168.2       147.0
                                                       -----       -----
         Accumulated postretirement benefit
         obligation in excess of plan assets           226.4       157.6
         Unrecognized benefit of plan amendment         20.6        29.2
         Unrecognized net loss                         (99.2)      (13.9)
                                                       -----       -----
         Accrued postretirement benefit cost          $147.8      $172.9
                                                       -----       -----

         The assumptions used to develop the net postretirement benefit expense from continuing operations and the present value of the accumulated postretirement benefit obligations are shown below:

                                      (percents)  1995    1994    1993
                                                  ----    ----    ----
         Weighted-average discount rate            7.5     8.5     7.5
         Expected long-term rate of return        10.5    11.0    11.0
         Health care cost trend rate for
            participants:
               Under age 65                        7.0     8.0     8.0
               Over age 65                         5.0     6.0     6.0

         If these trend rates were to be increased by 1 percentage point each future year, the December 31, 1995, accumulated postretirement benefit obligation would increase by 11 percent and the aggregate of the service and interest cost components of 1995 annual expense from continuing operations would increase by 14 percent. The decrease in the discount rate at December 31, 1995, increased the accumulated postretirement benefit obligation by approximately $36.3 million.


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

         Under the Comprehensive Environmental Response, Compensation, and Liability Act, commonly known as Superfund, the company has been designated as one of several potentially responsible parties with respect to certain sites. Under Superfund, each responsible party may be jointly and severally liable for the entire amount of the cleanup. The company also continues remediation of certain of its own sites. The company has accrued for estimated Superfund cleanup costs, remediation and certain other environmental matters, taking into account, as applicable, available information regarding site conditions, potential cleanup methods, estimated costs and the extent to which other parties can be expected to contribute to those costs. The company has asserted its right to insurance coverage for certain environmental liabilities and has reserved its right to pursue claims for insurance with respect to certain other environmental liabilities. However, because of uncertainties with respect to the timing and ultimate realization of those claims, the company has not recorded any environmental insurance recoverables.

         The company has been named, along with numerous other U.S. prescription drug manufacturers, as a defendant in a large number of related actions brought by retail pharmacies alleging violations of federal and state antitrust and pricing laws. The federal suits include a class action on behalf of the majority of U.S. retail pharmacies alleging an industrywide agreement to deny favorable prices to retail pharmacies. The company and 11 other manufacturers have agreed to settle the federal class action case. The anticipated settlement amount was accrued in the fourth quarter of 1995. The settlement is subject to approval of the district court. Other related suits, brought by several thousand pharmacies in federal court and courts in four states, involve claims of price discrimination or claims under other pricing laws. Additional cases have been brought on behalf of consumers in eight states.

         The environmental liabilities and litigation accruals have been reflected in the company's consolidated balance sheet at a gross amount of approximately $342 million. Estimated insurance recoverables of approximately $140 million have been reflected as assets in the consolidated balance sheet.

         While it is not possible to predict or determine the outcome of the product liability, antitrust or other legal actions brought against the company or the ultimate cost of environmental matters, the company believes the costs associated with all such matters will not have a material adverse effect on its consolidated financial position or liquidity but could possibly be material to the consolidated results of operations in any one accounting period.


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

         The company maintains internal accounting control systems that are designed to provide reasonable assurance that assets are safeguarded, that transactions are executed in accordance with management's authorization and are properly recorded and that accounting records are adequate for preparation of financial statements and other financial information. The design, monitoring and revision of internal accounting control systems involve, among other things, management's judgments with respect to the relative cost and expected benefits of specific control measures. A staff of internal auditors regularly monitors, on a worldwide basis, the adequacy and effectiveness of internal accounting controls.

         In addition to the system of internal accounting controls, the company maintains guidelines of company policy emphasizing proper overall business conduct, possible conflicts of interest, compliance with laws and confidentiality of proprietary information. The guidelines are reviewed on a periodic basis with members of management worldwide.

         The financial statements have been audited by Ernst & Young LLP, independent auditors. Their responsibility is to examine the company's financial statements in accordance with generally accepted auditing standards and to express their opinion with respect to the fairness of presentation of the statements.

         The members of the audit committee of the board of directors, none of whom are employees of the company, recommend independent auditors for appointment by the board of directors, review the services performed by the independent auditors, and receive and review the reports submitted by them. The audit committee meets several times during the year with management, the internal auditors and the independent auditors to discuss audit activities, internal controls and financial reporting matters. The internal auditors and the independent auditors have full and free access to the committee.



         Randall L. Tobias                  Sidney Taurel
         Chairman of the Board and          Executive Vice President and
         Chief Executive Officer            Acting Chief Financial Officer



         February 7, 1996



         Report of Independent Auditors
         Board of Directors and Shareholders
         Eli Lilly and Company


         We have audited the accompanying consolidated balance sheets of Eli Lilly and Company and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Eli Lilly and Company and subsidiaries at December 31, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.




         Indianapolis, Indiana
         February 5, 1996



         Appendix to Exhibit 13


                       Graphs in Annual Report to Shareholders
                        for the Year Ended December 31, 1995


         Set forth below, converted to tabular format, are the graphs contained in the paper format of the portions of the Company's Annual Report to Shareholders that are contained in this Exhibit 13.

         Graph #1--Net Sales

         ($ millions)

         Year      Amount
         ----      ------
         1985      $2,140.0
         1986
         1987
         1988
         1989
         1990
         1991
         1992
         1993
         1994
         1995      6,763.8

         Strong worldwide volume growth in 1995 led to an 18 percent increase in net sales from continuing operations.


         Graph #2--Sales Outside the U.S.

         ($ millions)

         Year      Amount
         ----      ------
         1986    $   844.0
         1987
         1988
         1989
         1990
         1991
         1992
         1993
         1994
         1995      2,950.9

         Investments made in international markets since 1986 have resulted in an increase in sales outside the U.S. as a percent of total sales. Sales outside the U.S. increased from 34 percent in 1986 to nearly 44 percent in 1995.


         Graph #3--Sales by Therapeutic Class

         ($ millions; percentages represent change from 1994))

                                                Percent Change
         Class                    Amount          from 1994
         -----                    ------        --------------
         Central Nervous System  $2,266.4           +23%
         Anti-infectives          1,673.9            +2%
         Endocrine                1,179.1           +17%
         Gastrointestinal           548.4           +13%
         Animal Health              512.4           +11%

         Among Lilly's top five therapeutic classes, four experienced double-digit sales growth in 1995. Growth was led by the central-nervous-system class, which included increased Prozac sales of 24 percent.


         Graph #4--Research and Development Expenses

         ($ millions)

         Year      Amount
         ----      ------
         1991     $590.5
         1992      731.0
         1993      755.0
         1994      838.7
         1995    1,042.3

         The company's spending in support of global clinical trials increased 40 percent in 1995, driven by 19 compounds in Phase II or Phase III. Overall research and development spending increased 24 percent in 1995.


         Graph #5--Income from Continuing Operations

         ($ millions)

         Year      Amount
         ----      ------
         1991    $1,166.1
         1992       842.5
         1993       464.8
         1994     1,185.1
         1995     1,306.6

         Strong operating income growth substantially offset the negative impact of a full year's interest expense and goodwill amortization associated with the PCS acquisition. A lower effective tax rate also contributed to the growth of income from continuing operations. Operating income for 1992 and 1993 includes restructuring and special charges. See Note 3 to the consolidated financial statements.


         Graph #6--Capital Expenditures

         ($ millions)

         Year      Amount
         ----      ------
         1991    $1,142.4
         1992       912.9
         1993       633.5
         1994       576.5
         1995       551.3

         Capital expenditures during 1995 declined 4 percent from the 1994 level, their lowest level in five years.


         Graph #7--Dividends Paid per Share

         (dollars)

         Year      Amount
         ----      ------
         1991      1.00
         1992      1.10
         1993      1.21
         1994      1.25
         1995      1.31

         Dividends paid during 1995 were increased twice, totaling 4.8 percent. The increases continue to reflect the company's commitment to its shareholders. Nineteen ninety-five was the 28th consecutive year in which dividends increased.