Form 10-K405, Exhibit 13
period 1996-12-31
LILLY ELI & CO
filed 1997-03-24
CIK 59478

EXHIBIT 13. ANNUAL REPORT TO SHAREHOLDERS FOR THE YEAR
                     ENDED DECEMBER 31, 1996

         REVIEW OF OPERATIONS

         OPERATING RESULTS AND NET INCOME--1996

         Worldwide sales rose 9 percent in 1996, to $7.3 billion. The factor that contributed most to the increase was an 11 percent growth in unit volume. Foreign exchange rates and selling prices each decreased sales by 1 percent.

         The company achieved sales increases both in the United States and abroad. Sales in the United States were $4.2 billion, a 12 percent increase. Sales outside the United States were $3.1 billion, an increase of 4 percent from 1995.

         Pharmaceutical sales for the year increased 9 percent, to $6.8 billion, led by the antidepressant Prozac (up $290 million, or 14 percent, to approximately $2.4 billion). Prozac sales increased despite continuing competition from generic forms of Prozac in Australia and Canada and substantial competitive pressures in France. Other products contributing significantly to the worldwide pharmaceutical sales growth included the human insulin product Humulin (up 11 percent, to $884 million) and three of the company's new products, Gemzar, ReoPro and Zyprexa. Gemzar, an oncolytic launched in the U.S. in May 1996, contributed $62 million to sales, while sales of ReoPro, a cardiovascular product launched in February 1995, contributed $149 million, an increase of $127 million over 1995. Zyprexa, a treatment for schizophrenia and related psychoses, had a very strong first three months after its October launch with sales of $87 million. The company's sales also benefited from increased health-care-management revenues, which rose $112 million, to $370 million, in 1996, substantially all of which was in the U.S. The company anticipates that Humulin, Prozac and the newer products Gemzar, ReoPro and Zyprexa, among others, will experience continued sales growth in 1997. The pharmaceutical sales growth for the year was partially offset by a reduction in worldwide anti-infectives sales, discussed further below, and slightly lower sales of Axid (down 3 percent, to $531 million) as a result of increased competitive pressures.

         Worldwide anti-infectives sales of $1.5 billion reflected a 13 percent decline, most of which occurred in the U.S. where the company experienced a decline of 37 percent due largely to continued generic competition. Although sales growth was achieved in many of the emerging markets, sales of anti-infectives outside the U.S. reflected a 2 percent decline compared with 1995. The primary contributor to this worldwide decline was cefaclor, which was down 25 percent. In spite of continued strong generic competition and substantial pricing pressures, worldwide sales of cefaclor for 1996 exceeded $540 million. All the company's other anti-infective products, except Dynabac, experienced declines in the U.S. where competition has stiffened in a field increasingly crowded by both generic products and newer branded products. The company expects that worldwide anti-infectives sales in 1997 are likely to be approximately equal to 1996 levels.

         Pharmaceutical sales in the United States in 1996 increased 12 percent, to $4.0 billion, all of which was due to increased volume. Major products contributing to this growth were Humulin (up $37 million), Prozac (up $292 million, or 20 percent), ReoPro (up $112 million), and Zyprexa, which had U.S. sales of $78 million since its October 1996 launch. Also, Gemzar contributed $32 million in U.S. sales. This growth was offset, in part, by the decline in anti-infectives sales and an increase in Medicaid rebates compared with 1995. The company anticipates that rebates associated with Medicaid programs will increase in 1997.

         Pharmaceutical sales outside the U.S. increased 4 percent, to nearly $2.8 billion, in 1996. The increase reflects volume growth of 10 percent resulting from the company's continued globalization efforts offset, in part, by price decreases and the negative effects of exchange rate fluctuations. Major products contributing to this increase were Gemzar, Humulin, Permax and ReoPro. These sales increases were partially offset by declines in anti-infectives and Axid. Sales of Prozac outside the U.S. decreased slightly compared with the prior year. Increases in Prozac sales achieved in most countries around the world were offset by declines in certain countries, primarily Australia and Canada, due to generic competition, and France, due to competitive pressures.

         Worldwide sales of animal health products increased 7 percent, to $547 million. Sales increased 10 percent outside the U.S. and 3 percent in the U.S. The worldwide sales increase occurred across a majority of the product line.

         Cost of sales was 28.8 percent of sales for 1996 compared with 27.9 percent in 1995. This increase primarily reflects the impact of increased health-care-management revenues, which have lower margins than pharmaceuticals, and reduced production volumes of certain products as the company endeavors to reduce inventory levels (which resulted in greater amounts of overhead costs being charged against income). These increases were partially offset by productivity improvements and an improved pharmaceutical sales mix. The company anticipates that cost of sales as a percent of sales may increase slightly in 1997 as reductions in costs as a percent of sales for the core pharmaceutical business will likely be more than offset by increases in revenues from health-care-management services, which have higher costs as a percent of revenues.

         Research and development expenses increased 14 percent in 1996. Expenses in support of global clinical trials, as well as an increase in external research collaborations relating to the discovery and development of new technologies, compounds and delivery systems, drove this increase. The company expects spending in research and development to increase approximately 14 to 17 percent during the next year. The actual increase may vary depending upon the level of research collaboration activity.

         Marketing and administrative expenses increased 7 percent in 1996. In the second quarter of 1996, the company implemented cost-containment programs designed to reduce the overall rate of expense growth while directing greater funding to new product launches and globalization efforts. These programs helped slow the rate of marketing and administrative expense growth to 4 percent for the last half of 1996 compared with 11 percent during the first six months. Overall, marketing and administrative expenses for 1996 increased largely due to costs associated with the launches of the company's new products, Gemzar, Humalog and Zyprexa; continued efforts to expand globally, especially in emerging markets; the development of enhanced information technology capabilities; and increased compensation accruals due to the company's performance-based bonus programs.

         In both 1993 and 1992, the company initiated various restructuring and streamlining initiatives and strategic actions. See Note 3 to the consolidated financial statements for a further discussion. During 1996, the company continued the implementation of these initiatives. Of these restructuring charges, approximately $33 million and $51 million were paid in cash in 1996 and 1995, respectively. Charges yet to be paid in cash total approximately $212 million and are expected to be funded from operations primarily over the next few years.

         Interest expense of $289 million in 1996 was approximately the same as in 1995. Net other income for 1996 amounted to $273 million, which was $203 million higher than in 1995. The increase was primarily the result of several nonrecurring items: the sale of the U.S. marketing rights of Ceclora CD and Keftaba to Dura Pharmaceuticals, Inc., in the third quarter for approximately $100 million; income received under royalty, codevelopment and comarketing contracts; the sale of marketing rights for ReoProa in Japan and Tapazolea in the U.S.; and gains from the sale of certain equity securities.

         The effective tax rate for 1996 was 25 percent compared with 26 percent in 1995. The decline is primarily the result of changes in the mix of earnings between jurisdictions having lower tax rates compared with those having higher rates and the effectiveness of various tax-planning strategies. The company expects to sustain a comparable effective tax rate for 1997.

         Income from continuing operations was $1.5 billion and $2.78 per share, which represents increases of 17 percent and 21 percent, respectively, from last year. Income was favorably affected by increased sales and other income and a lower effective tax rate, offset in part by reduced gross margins and higher operating expenses. Earnings per share from continuing operations also benefited from a reduced average number of shares of stock outstanding as a result of the Guidant splitoff.

         In 1995, the company completed the divestiture of all its Medical Devices and Diagnostics (MDD) Division subsidiaries, realizing a net gain of $922 million. This gain and the results of operations of the MDD operations through the date of divestiture added $984 million ($1.73 per share) to net income in 1995. Reported net income and earnings per share in 1996 do not include income from discontinued operations. As a consequence, net income and earnings per share in 1996 reflect decreases of 33 percent and 31 percent, respectively, as compared with 1995.

         OPERATING RESULTS AND NET INCOME--1995

         Worldwide sales increased 18 percent in 1995, to nearly $6.8 billion. The factor contributing most to the increase was a 17 percent rise in unit volume. Prices decreased 1 percent, while exchange rates increased sales by 2 percent. Sales in the United States were $3.8 billion, a 16 percent increase. Sales outside the United States were $3.0 billion, an increase of 21 percent from 1994.

         Pharmaceutical sales for 1995 increased approximately 19 percent, to approximately $6.3 billion, led by Prozac (up 24 percent, to approximately $2.1 billion). Other products contributing significantly to worldwide pharmaceutical sales growth included Axid (up 13 percent, to $548 million), Humulin (up 19 percent, to $794 million), Humatrope (up 19 percent, to $269 million) and Lorabid (up 31 percent, to $169 million). Sales also benefited from the inclusion of PCS service revenue. All the company's therapeutic classes achieved increased sales compared with 1994 levels. Pharmaceutical sales in the United States increased 17 percent, to nearly $3.6 billion, in 1995 despite continued growth in product discounts and rebates associated with the company's increased participation in managed-care programs. The negative effects of federally mandated rebates to the states on sales to Medicaid recipients declined in 1995, to $143 million, a 14 percent decrease from 1994. This decline is primarily the result of changes in the mix of products sold to Medicaid recipients. Pharmaceutical sales outside the U.S. increased 22 percent, to nearly $2.7 billion, in 1995. The international sales growth related largely to volume growth resulting from the company's continued globalization efforts and favorable exchange rates.

         U.S. sales of the oral antibiotic cefaclor, which were $228 million in 1995, declined by 42 percent compared with 1994. This decline was offset in part by sales of cefaclor outside the U.S., which increased 18 percent, to $495 million. The decline in U.S. cefaclor sales was primarily due to pricing pressures and strong generic competition.

         Worldwide sales of Elanco Animal Health products increased 11 percent, to $512 million. Sales increased 6 percent in the United States and 14 percent outside the U.S. compared with 1994. The worldwide sales increase occurred across the entire product line but was led primarily by TylanR, an antibiotic for swine and cattle.

         Cost of sales was 27.9 percent for 1995 compared with 29.4 percent in 1994. This decrease was primarily attributable to productivity improvements, increased production to meet larger product demands and favorable exchange rates that were partially offset by the inclusion of PCS.

         Research and development expenses increased 24 percent in 1995. Research expenditures continued to increase primarily due to the growth of global clinical trials to support the company's pipeline of potential new products, including olanzapine and raloxifene.

         Marketing and administrative expenses increased 33 percent in 1995. These expenses increased largely due to the continued efforts to expand globally, charges for anticipated settlements of certain pending litigation, the inclusion of PCS, increased compensation accruals due to the company's performance-based bonus programs and development of enhanced information technology capabilities.

         Interest expense increased in 1995, to $286 million, due to increased debt levels associated with the purchase of PCS. Net other income of $70 million for 1995 was $62 million lower than in 1994 due primarily to the amortization of goodwill related to the PCS acquisition of approximately $100 million. The goodwill amortization was partially offset by nonrecurring income from the sale of the U.S. marketing rights to certain products and income received under a development contract.

         The effective tax rate for 1995 was 26 percent compared with 30.2 percent in 1994. The decline was primarily the result of changes in the mix of earnings between jurisdictions having lower tax rates compared with those having higher rates and the effectiveness of various tax-planning strategies. The full-year impact of the tax rate reduction was recognized in the fourth quarter, resulting in a benefit of $42 million in fourth-quarter income from continuing operations and net income.

         For 1995, increased sales-related gross margins and the favorable impact of the reduced estimated tax rate were partially offset by the growth in operating expenses, including PCS and the impact of PCS-acquisition-related expenses, resulting in a 10 percent increase in income from continuing operations and a 12 percent increase in earnings per share from continuing operations, to $1.3 billion and $2.30, respectively. The percentage increase would have been lower if not for the special charges of $66 million incurred in 1994 relating to a voluntary antibiotic recall and a charge of $58 million for acquired research associated with the acquisition of Sphinx Pharmaceuticals Corporation.

         Net income and earnings per share increased $1.0 billion and $1.81, respectively, in 1995 compared with 1994. Net income was significantly affected by the net gain of $922 million realized from the company's divestiture of its MDD businesses, primarily Guidant Corporation.

         For the fourth quarter, in addition to the previously noted benefit from the reduced effective tax rate, earnings per share from continuing operations and net income per share were favorably affected by the reduced number of shares outstanding as a consequence of the Guidant splitoff. The impact of the reduced shares outstanding was $.03 and $.04 on earnings per share from continuing operations and net income, respectively. The impact of the reduced number of shares outstanding on the annual per-share amounts was not material.

         FINANCIAL CONDITION

         The company further strengthened its sound financial position in 1996. Cash generated from operations provided the resources to fund capital expenditures, dividends and debt service. As of December 31, 1996, cash, cash equivalents and short-term investments totaled approximately $1.0 billion compared with $1.1 billion at December 31, 1995. Total debt at December 31, 1996, was $3.7 billion, a decrease of $772 million from the prior year. Short-term debt aggregating $1.2 billion is primarily in the form of commercial paper. The company believes that cash generated from operations will be sufficient to fund essentially all the company's operating needs, including debt service, capital expenditures and dividends in 1997.

         The company believes that amounts available through existing commercial paper programs should be adequate to fund maturities of short-term borrowings. The outstanding commercial paper is also backed by $3 billion of committed bank credit facilities.

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

         The company uses foreign currency forward contracts, currency swaps and purchased option contracts to reduce the effect of fluctuating foreign currencies. Instruments related to transactional exposures are carried in the financial statements at current rates with rate changes reflected directly in income. Gains and losses on instruments designed to hedge anticipated foreign currency transactions are deferred and recognized in the same period as the hedged transactions. Further, interest rate swap agreements are used to reduce the impact of interest rate changes on net income. In 1996, as a result of these risk-management activities, the net impact of foreign currency and interest rate fluctuations was not material to the company's results of operations.

         Capital expenditures of $444 million during 1996 were $107 million less than in 1995 as new manufacturing, development, research and administrative facilities construction neared completion. The company expects near-term capital expenditures to decline from 1996 levels. Sufficient cash flows exist to meet these near-term requirements.

         The company is a 40 percent partner in DowElanco, a global agricultural products joint venture, with The Dow Chemical Company. The company holds a put option, which became exercisable after October 31, 1994, which requires Dow to purchase the company's interest in DowElanco at specified amounts based on fair market value. The company did not exercise its put option in 1996.

         Dividends of $1.37 per share were paid in 1996, an increase of approximately 5 percent from the $1.31 per share paid in 1995. In the fourth quarter of 1996, the quarterly dividend was increased $.0175 per share (5 percent), resulting in an indicated annual rate for 1997 of $1.44 per share. The year 1996 was the 112th consecutive year in which the company made dividend payments and the 29th consecutive year in which dividends have been increased.

         ENVIRONMENTAL AND LEGAL MATTERS

         As with other industrial enterprises, the company's operations are subject to complex and changing federal, state, and local environmental laws and regulations, which will continue to require capital investment and operational expenses. The company also has been designated a potentially responsible party under the Comprehensive Environmental Response, Compensation and Liability Act, commonly known as Superfund, with respect to approximately 10 sites with which the company had varying degrees of involvement. Further, the company continues remediation of certain of its own properties consistent with current environmental practices. The company has accrued for estimated Superfund costs and remediation of its own properties, taking into account, as applicable, available information regarding site conditions, potential cleanup methods, estimated costs and the extent to which other parties can be expected to contribute to those costs. In addition, the company has accrued for certain other environmental matters.

         During 1996, the company continued to be named as a defendant in lawsuits involving Prozac. However, the number of new case filings in 1996 and the number of pending cases declined significantly from 1995 levels.

         The company has been named, together with numerous other U.S. prescription drug manufacturers, as a defendant in a large number of related actions in federal courts and the courts of several states brought by retail pharmacies and, in some cases, consumers, alleging violations of federal and state antitrust and pricing laws. The federal suits include a class action on behalf of the majority of U.S. retail pharmacies. The class plaintiffs allege an industrywide agreement to deny favorable prices on prescription drugs to retail pharmacies that manufacturers grant to managed-care organizations and certain other purchasers. Other related suits, brought by several thousand pharmacies, involve claims of price discrimination under the federal Robinson-Patman Act or other pricing laws. In addition, claims have been brought on behalf of consumers of prescription drugs in several states. The company and several other manufacturers have agreed to settle the federal class action case. The settlement amount, which is not material, was accrued in the fourth quarter of 1995. The settlement has been approved by the U.S. District Court but an appeal of that decision is pending. In the federal Robinson-Patman Act cases, the court in the Northern District of Illinois has designated certain plaintiffs and defendants named in the individual suits, not including the company, to participate in an initial trial or trials of the plaintiffs' Robinson-Patman Act claims. Robinson-Patman claims asserted in suits filed against nondesignated defendants, including the company, are stayed.

         Barr Laboratories, Inc. (Barr), has submitted an Abbreviated New Drug Application to the U.S. Food and Drug Administration seeking to market a generic form of Prozac in the United States several years before the expiration of the company's patents. Barr has alleged that the company's U.S. Prozac patents are invalid and unenforceable. Lilly has filed suit in federal court in Indianapolis seeking a ruling that Barr's challenge to Lilly's patents is without merit. While the company believes Barr's claims are without merit, there can be no assurance that the company will prevail. An unfavorable outcome of this matter could have a material adverse effect on the company's consolidated financial position, liquidity or results of operations.

         While it is not possible to predict or determine the outcome of the patent, product liability, antitrust or other legal actions brought against the company or the ultimate cost of environmental matters, the company believes that, except as noted above, the costs associated with all such matters will not have a material adverse effect on its consolidated financial position or liquidity but could possibly be material to the consolidated results of operations in any one accounting period. For additional information on litigation and environmental matters, see Note 12 to the consolidated financial statements.

         PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 - -
         A CAUTION CONCERNING FORWARD-LOOKING STATEMENTS:

         Under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, the company cautions investors that any forward-looking statements or projections made by the company, including those made in this document, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Economic, competitive, governmental, technological and other factors that may affect the company's operations are discussed in Exhibit 99 to the company's most recent report on Forms 10-Q and 10-K filed with the Securities and Exchange Commission.

         1996 Financial Highlights
         ELI LILLY AND COMPANY AND SUBSIDIARIES
         (Dollars in millions, except per-share data)

                                                                    Change
                            December 31         1996      1995     (Percent)
         -----------------------------------------------------------------
         Net sales                             $7,346.6  $6,763.8      9

         Research and development expenses      1,189.5   1,042.3      14

         Income from continuing operations      1,523.5   1,306.6      17

         Net income                             1,523.5   2,290.9(1)  (33)

         Earnings per share:
           Income from continuing operations       $2.78     $2.30     21
           Net income                               2.78      4.03(1) (31)

         Dividends paid per share                   1.37      1.31      5

         Capital expenditures                    $443.9    $551.3     (19)

         Economic Value Added (EVA)              $460.0    $333.0      38

         Income from continuing operations as
            a percent of sales                     20.7%     19.3%

     (1) Net income for 1995 includes the results of operations of the company's discontinued Medical Devices and Diagnostics (MDD) Division ($62.8 million) and a net gain of $921.5 million on the divestiture of MDD. See Note 4 to the consolidated financial statements.

         Consolidated Statements of Income

         ELI LILLY AND COMPANY AND SUBSIDIARIES
         (Dollars in millions, except per-share data)

                       Year Ended December 31   1996      1995     1994
         ------------------------------------------------------------------

         Net sales........................... $7,346.6  $6,763.8 $5,711.6

         Cost of sales....................... 2,118.4   1,885.7  1,679.7
         Research and development............ 1,189.5   1,042.3    838.7
         Acquired research (Note 2)..........     -         -       58.4
         Marketing and administrative........ 1,991.9   1,854.0  1,398.3
         Special charges (Note 3)............     -         -       66.0
         Interest expense....................   288.8     286.3    103.8
         Other income--net...................  (273.3)    (70.1)  (131.9)
                                              -------   -------  -------
                                              5,315.3   4,998.2  4,013.0
                                              -------   -------  -------
         Income from continuing operations
         before
            income taxes..................... 2,031.3   1,765.6  1,698.6

         Income taxes (Note 10)..............   507.8     459.0    513.5
                                              -------   -------  -------

         Income from continuing operations... 1,523.5   1,306.6  1,185.1

         Discontinued operations, net of tax
            (Note 4).........................     -       984.3    101.0
                                               -------   -------  -------

         Net income.......................... $1,523.5  $2,290.9 $1,286.1
                                               =======   =======  =======

         Earnings per share:

            Income from continuing operations    $2.78     $2.30    $2.05
            Discontinued operations..........      -        1.73      .17
                                                  ----      ----     ----
            Net income.......................    $2.78     $4.03    $2.22
                                                  ====      ====     ====

         See notes to consolidated financial statements.

         Consolidated Balance Sheets

         ELI LILLY AND COMPANY AND SUBSIDIARIES
         (Dollars in millions)


                                      December 31     1996     1995
         -------------------------------------------------------------
         Assets

        Current Assets
        Cash and cash equivalents ...............    $813.7    $999.5
        Short-term investments ..................     141.4      84.6
        Accounts receivable, net of allowances of
           $82.4 (1996) and $55.1 (1995) ........   1,474.6   1,520.5
        Other receivables .......................     262.5     287.9
        Inventories (Note 1) ....................     881.4     839.6
        Deferred income taxes (Note 10) .........     145.2     259.2
        Prepaid expenses ........................     172.5     147.3
                                                    -------   -------
           Total current assets .................   3,891.3   4,138.6

        Other Assets
        Prepaid retirement (Note 11) ............     512.9     484.2
        Investments (Note 6) ....................     443.5     573.8
        Goodwill and other intangibles, net of
           allowances for amortization of $311.0
           (1996)
           and $192.2 (1995) (Note 2) ...........   4,028.2   4,105.2
        Sundry ..................................   1,124.3     871.4
                                                    -------   -------
                                                    6,108.9   6,034.6


        Property and Equipment (Note 1) .........   4,307.0   4,239.3
                                                    -------   -------

                                                  $14,307.2  $14,412.5
                                                   ========   ========

         Consolidated Balance Sheets
         ELI LILLY AND COMPANY AND SUBSIDIARIES
         (Dollars in millions)

                                      December 31      1996      1995
         ----------------------------------------------------------------
         Liabilities and Shareholders' Equity

         Current Liabilities
         Short-term borrowings (Note 7).............  $1,212.9   $1,908.8
         Accounts payable...........................     829.3    1,018.0
         Employee compensation......................     388.4      316.0
         Dividends payable..........................     198.8      189.1
         Income taxes payable (Note 10).............     691.8      660.5
         Other liabilities..........................     901.0      874.6
                                                       -------    -------

            Total current liabilities...............   4,222.2    4,967.0

         Other Liabilities
         Long-term debt (Note 7)....................   2,516.5    2,592.9
         Deferred income taxes (Note 10)............     376.0      295.5
         Retiree medical benefit
            obligation (Note 11)....................     136.4      147.8
         Other noncurrent liabilities...............     956.0      976.7
                                                       -------    -------
                                                       3,984.9    4,012.9

         Commitments and contingencies (Note 12)....       -          -

         Shareholders' Equity (Notes 8 and 9)
         Common stock--no par value
            Authorized shares: 1,600,000,000
            Issued shares:       568,902,054........     355.6      355.6
         Additional paid-in capital.................      67.4      418.3
         Retained earnings..........................   7,207.3    6,484.3
         Deferred costs---SOP.......................    (176.9)    (199.5)
         Currency translation adjustments...........     (57.4)      (0.6)
                                                       -------    -------
                                                       7,396.0    7,058.1

         Less cost of common stock in treasury:
            1996 --  16,079,323 shares
            1995 --  18,149,494 shares..............   1,295.9    1,625.5
                                                       -------   --------
                                                       6,100.1    5,432.6
                                                       -------   --------
                                                      $14,307.2 $14,412.5
                                                       ========  ========

         See notes to consolidated financial statements.

         Consolidated Statements of Cash Flows
         ELI LILLY AND COMPANY AND SUBSIDIARIES
         (Dollars in millions)
                           Year Ended December 31  1996     1995      1994
         --------------------------------------------------------------------
         Cash Flows From Operating Activities

         Net income............................. $1,523.5  $2,290.9 $1,286.1

         Adjustments To Reconcile Net Income to
           Cash Flows From Operating Activities
              Depreciation and amortization.....   543.5     553.7     432.2
              Change in deferred taxes..........   207.3     144.0     172.2
              Net gain on disposition of
                discontinued operations              -      (921.5)       -
              Other noncash (income) expense--net  (97.8)     (9.8)     63.1
                                                  --------  -------   -------
                                                 2,176.5   2,057.3   1,953.6

         Changes in operating assets and
         liabilities:
              Receivables--(increase) decrease..   104.4    (189.3)   (322.9)
              Inventories--(increase) decrease..   (42.2)    (22.1)    107.1
              Other assets--(increase)..........   (51.7)   (114.5)   (130.6)
              Accounts payable and other
                 liabilities--increase (decrease) (195.6)     93.2     (74.9)
                                                  -------   -------    ------
                                                  (185.1)   (232.7)   (421.3)

         Net Cash From Operating Activities..... 1,991.4   1,824.6   1,532.3

         Cash Flows From Investing Activities
         Acquisitions...........................   (97.1)    (36.8) (4,050.8)
         Additions to property and equipment....  (443.9)   (551.3)   (576.5)
         Disposals of property and equipment....    11.2      21.5      58.7
         Additions to other assets..............   (40.8)    (54.1)    (72.9)
         Reductions of investments..............   396.9     430.8   1,387.0
         Additions to investments...............  (294.3)   (372.9) (1,150.5)
                                                  -------   ------   -------
         Net Cash Used for Investing Activities.  (468.0)   (562.8) (4,405.0)

         Cash Flows From Financing Activities
         Dividends paid.........................  (753.2)   (747.2)   (723.1)
         Purchase of common stock and other
            capital transactions................  (314.5)   (156.0)   (111.0)
         Issuance under stock plans.............   218.4      54.7      50.5
         Increase (decrease) in short-term        (801.4)   (967.7)  2,126.1
         borrowings.............................
         Additions to long-term debt............     -     1,019.5   1,478.1
         Reductions of long-term debt...........   (10.4)    (17.0)   (175.8)
         Proceeds from Guidant initial public
            offering............................     -         -       192.5
                                                 --------  --------  -------

         Net Cash From (Used for) Financing
            Activities.......................... (1,661.1)  (813.7)  2,837.3

         Effect of exchange rate changes on cash   (48.1)     14.5      32.7
                                                 --------  -------   -------

         Net increase (decrease) in cash and
            cash equivalents....................  (185.8)    462.6      (2.7)
         Cash and cash equivalents at beginning
            of year.............................   999.5     536.9     539.6
                                                 -------   -------   -------

         Cash and cash equivalents at end of year $813.7  $  999.5 $  536.9
                                                  ======    ======   ======

         See notes to consolidated financial statements.

         Segment Information

         Industry Data (Dollars in millions)    1996      1995      1994
         -----------------------------------------------------------------
        Net sales--to unaffiliated customers
          Life-sciences products and services
            Central nervous system .......... $2,659.4  $2,266.4  $1,835.6
            Anti-infectives .................  1,451.4   1,673.9   1,634.4
            Endocrine .......................  1,302.2   1,179.1   1,006.1
            Animal health ...................    547.3     512.4     463.6
            Gastrointestinal ................    531.4     548.4     487.4
            Health care management ..........    372.2     259.4      25.1
            Cardiovascular ..................    326.5     195.8     142.8
            All other .......................    156.2     128.4     116.6
                                               -------   -------   -------
        Net sales ........................... $7,346.6  $6,763.8  $5,711.6
                                               =======   =======   =======

         Life-sciences products and services include a broad range of pharmaceuticals used for the treatment of human and animal diseases and the company's health-care-management activities.
         The largest category of the products is central-nervous-system agents, which include Prozac, Zyprexa, Darvon(R) and Permax. Anti-infectives include Ceclor, Keflex, Kefzol(R), Lorabid, Nebcin(R), Tazidime(R) and Vancocin. Endocrine products consist primarily of Humulin, Humatrope, Humalog and Iletin(R). Animal health products include Tylan, an antibiotic for promoting feed efficiency and growth in swine and cattle; Rumensin(R), a nonhormonal cattle feed additive; Micotil(R), an antibiotic for bovine respiratory disease; anticoccidial agents for use in broilers and layer replacements, the largest of which is CobanR; and other products for livestock and poultry. Other major groups are gastrointestinal, all of which is Axid, and health care management, of which PCS is the largest component. PCS derives revenue from pharmacy benefit management, such as pharmacy claims processing and adjudication as well as physician-focused medical communications networks. Cardiovascular products consist primarily of ReoPro and Dobutrex. Products in the all-other category include oncology products, of which Gemzar is the largest, and other miscellaneous pharmaceutical products.

         Most of the pharmaceutical products are distributed through wholesalers that serve physicians, dentists, pharmacies and hospitals. In 1996, two of the company's largest wholesalers each accounted for approximately 11 percent of consolidated net sales. Animal health products are sold to wholesale distributors, retailers, manufacturers and producers.

         Geographic Information (Dollars in millions) 1996    1995      1994
         --------------------------------------------------------------------
         Net sales
           United States
              Sales to unaffiliated customers..  $4,265.6   $3,812.9   $3,281.5
              Transfers to other geographic areas   517.3      485.5      405.2
                                                  -------    -------     ------
                                                  4,782.9    4,298.4    3,686.7
           Europe, Middle East and Japan
              Sales to unaffiliated customers..   2,310.0    2,193.8    1,765.3
              Transfers to other geographic areas   488.3      336.9      269.0
                                                  -------    -------     ------
                                                  2,798.3    2,530.7    2,034.3
           Other
              Sales to unaffiliated customers..     771.0      757.1      664.8
              Transfers to other geographic areas    17.7       13.8       11.3
                                                    -----      -----     -----
                                                    788.7      770.9      676.1
           Eliminations - transfers between
             geographic areas..................  (1,023.3)    (836.2)    (685.5)
                                                  -------      -----     -----
                                                 $7,346.6   $6,763.8   $5,711.6
                                                  =======    =======    =======

        Income from continuing operations before
           income taxes
             United States....................  $1,273.5   $  997.8   $1,067.0
             Europe, Middle East and Japan....     772.1      697.1      554.2
             Other............................      58.9       92.1      102.9
             Eliminations and adjustments.....     (73.2)     (21.4)     (25.5)
                                                  -------       ----     ----
                                                $2,031.3   $1,765.6   $1,698.6
                                                 =======    =======    =======

        Total assets
             United States....................  $11,101.3  $11,321.8  $12,105.0
             Europe, Middle East and Japan....    3,332.6    3,178.0    3,209.1
             Other............................      590.7      527.0      505.3
             Eliminations and adjustments.....     (717.4)    (614.3)  (1,312.0)
                                                 ---------   --------  --------
                                                 $14,307.2  $14,412.5  $14,507.4
                                                  ========   ========   ========

         Transfers between geographic areas are made at prices that are intended to reasonably approximate an arms-length value of the products. Remittances to the United States are subject to various regulations of the respective governments as well as to fluctuations in exchange rates.

         Selected Quarterly Data (unaudited)
         ELI LILLY AND COMPANY AND SUBSIDIARIES
         (Dollars in millions, except per-share data)


         1996                          Fourth    Third(1)   Second    First
         --------------------------------------------- ---------------------

        Net sales ..................$2,061.1   $1,803.9  $1,698.3  $1,783.3
        Cost of sales ..............   592.4      502.9     505.1     518.0
        Operating expenses .........   929.2      763.8     752.4     736.0
        Other income (expense) - net   (56.7)      22.2      24.5      (5.5)
        Income before income taxes .   482.8      559.4     465.3     523.8
        Net income .................   373.0      415.6     345.7     389.2

        Earnings per share .........      .68        .76       .63       .71

        Dividends paid per share ...      .3425      .3425     .3425     .3425

        Common stock prices:
           High ....................    80.38      66.13     67.25     67.63
           Low .....................    63.50      53.50     53.50     49.38

         1995(2)                       Fourth(3)  Third     Second    First
         ---- ------------------------------- ------------------------------
        Net sales ..................$1,799.8    $1,631.9  $1,614.8  $1,717.3
        Cost of sales ..............   494.1       419.7     459.4     512.5
        Operating expenses .........    850.9     704.7     696.8     643.9
        Other (expense) - net ......    (91.0)    (70.2)    (22.0)    (33.0)
        Income from:
           Continuing operations ...    311.3     310.5     310.0     374.8
           Discontinued operations .     31.3     917.5      17.1      18.4
        Net income                      342.6   1,228.0     327.1     393.2

        Earnings per share:
           Continuing operations ...       .57       .54       .54       .65
           Discontinued operations .       .06      1.60       .03       .03
           Net income ..............       .63      2.14       .57       .68

        Dividends paid per share ...       .3425     .3225     .3225     .3225

        Common stock prices:
           High ....................     57.00     47.19     39.69     38.44
           Low .....................     44.31     37.56     34.63     31.25

      (1) Third-quarter other income includes approximately $100 million for the sale of the U.S. marketing rights of Ceclor CD and Keftab to Dura Pharmaceuticals, Inc.

      (2) Per-share data and common stock prices reflect the two-for-one stock split in 1995.

      (3) Fourth-quarter income from continuing operations includes a benefit of $42.1 million ($.08 per share) resulting from a decline in the 1995 effective tax rate from 29 percent to 26 percent.

         The company's common stock is listed on the New York, London and other stock exchanges.


         Selected Financial Data (unaudited)
         ELI LILLY AND COMPANY AND SUBSIDIARIES
         (Dollars in millions, except per-share data)

                                     1996    1995     1994      1993    1992
                                 --------------------------------------------
         Operations
         Net sales...............     $7,346.6 $6,763.8   $5,711.6  $5,198.5 $4,963.1
         Research and development
            expenses.............     1,189.5   1,042.3    838.7      755.0    731.0
         Other costs and expenses     4,110.3   3,739.7   3,136.4   2,780.4   2,664.5
         Restructuring and special
            charges..............         -        -        66.0    1,032.6    404.4
         Income from continuing
            operations before taxes
            and accounting changes    2,031.3   1,765.6   1,698.6     662.8   1,193.5
         Income taxes............       507.8    459.0     513.5      198.0    351.0
         Income from continuing
            operations before
            accounting changes...     1,523.5   1,306.6   1,185.1     464.8    842.5
         Income (loss) from
            discontinued operations       -      984.3     101.0       26.3    (14.9)
         Net income..............     1,523.5   2,290.9   1,286.1     480.2    708.7
         Income from continuing
            operations before
            accounting changes as a
            percent of sales....         20.7%    19.3%     20.7%       8.9%    17.0%

         Per-share data(1):
            Income from continuing
              operations before
              accounting changes.        $2.78    $2.30     $2.05     $  .79    $1.43
            Income (loss) from
              discontinued
              operations.........         -        1.73       .17        .05     (.03)
            Net income...........         2.78     4.03      2.22        .82     1.20
            Dividends declared...         1.388    1.33      1.26       1.22     1.128
        Average number of shares
           and share equivalents

           (thousands)(1)........   546,827   569,026   578,378   588,578   588,956
                                    =======   =======   =======   =======   =======

        Financial Position
        Current assets ..........     $3,891.3  $4,138.6  $3,962.3  $3,697.1 $3,006.0
        Current liabilities .....     4,222.2    4,967.0  5,669.5   2,928.0   2,398.6
        Property and equipment-net    4,307.0    4,239.3  4,411.5   4,200.2   4,072.1
         ........................
        Total assets ............     14,307.2  14,412.5  14,507.4  9,623.6   8,672.8
        Long-term debt ..........     2,516.5    2,592.9  2,125.8     835.2    582.3
        Shareholders' equity ....      6,100.1   5,432.6   5,355.6  4,568.8   4,892.1
                                      ========  ========  ========  =======   =======

        Supplementary Data(2)
        Return on shareholders'
           equity ...............        26.4%    42.5%     25.9%      10.2%    14.4%
        Return on assets ........        10.7%    15.6%     11.8%       5.2%     8.3%
        Capital expenditures ....      $443.9   $551.3    $576.5     $633.5   $912.9
        Depreciation and
           amortization .........       543.5    553.7     432.2      398.3    368.1
        Effective tax rate ......        25.0%    26.0%     30.2%      29.9%    29.4%
        Number of employees .....     29,200    28,500    26,400    26,200    25,800

        Number of shareholders of
           record ...............     54,500    52,600    55,900    59,300    53,900
                                      ======    ======    ======    ======    ======


     (1) Earnings per share for the years 1994-1996 are calculated based on the weighted- average number of shares outstanding, while prior years were calculated on a fully diluted basis using average shares and share equivalents. Per-share data and average number of shares have been adjusted to reflect the two-for-one stock split in 1995.

     (2) All supplementary financial data, other than the effective tax rate, have been computed using net income, which in 1995 includes a net gain of $921.5 million from the divestiture of discontinued operations. See Note 4 to the consolidated financial statements. The effective tax rate reflects continuing operations only. The number of employees reflects continuing operations including joint ventures.

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

         The number of shares of common stock and per-share data for all periods presented reflect the impact of the company's November 1995 stock split.

         Cash Equivalents: The company considers all highly liquid investments, generally with a maturity of three months or less, to be cash equivalents. The cost of these investments approximates fair value.

         Inventories: The company states all its inventories at the lower of cost or market. The company uses the last-in, first-out (LIFO) method for substantially all its inventories located in the continental United States, or approximately 51 percent of its total inventories. Other inventories are valued by the first-in, first-out (FIFO) method. Inventories at December 31 consisted of the following:

                                             1996            1995
                                             ----            ----

         Finished products..............    $294.5          $273.8
         Work in process................     423.4           446.4
         Raw materials and supplies.....     171.7           154.0
                                             -----           -----
                                             889.6           874.2
         Less reduction to LIFO cost....       8.2            34.6
                                             -----           -----
                                            $881.4          $839.6
                                            ======           =====

         Investments: All short-term debt securities are classified as held-to-maturity because the company has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at amortized cost, adjusted for amortization of premiums and accretion of discounts to maturity. Substantially all long-term debt and marketable equity securities are classified as available-for-sale at December 31, 1996. Available-for-sale securities are carried at fair value, with the unrealized gains and losses, net of tax, reported in a separate component of shareholders' equity. The company owns no investments that are considered to be trading securities.

         Intangible Assets: Intangible assets arising from acquisitions and research alliances are amortized over their estimated useful lives, ranging from five to 40 years, using the straight-line method. Impairments are recognized in operating results if impairment indicators are present and the fair value of the related assets is less than their carrying amounts.

         Revenue Recognition: Revenue from sales of products is recognized at the time products are shipped to the customer. Revenue from health-care-management services is recognized when the services are delivered.

         Property and Equipment: Property and equipment is stated on the basis of cost. Provisions for depreciation of buildings and equipment are computed generally by the straight-line method at rates based on their estimated useful lives. At December 31, property and equipment consisted of the following:

                                              1996          1995
                                              ----          ----

         Land.............................  $  143.9      $  136.1
         Buildings........................   2,103.5       1,925.7
         Equipment........................   4,247.0       3,990.5
         Construction in progress.........     602.0         776.0
                                             -------       -------
                                             7,096.4       6,828.3
         Less allowances for depreciation.   2,789.4       2,589.0
                                             -------       -------
                                            $4,307.0      $4,239.3
                                             =======       =======

         Depreciation expense relating to continuing operations for 1996, 1995 and 1994 was $394.9 million, $371.4 million and $328.7 million, respectively. Approximately $35.8 million, $38.3 million and $25.4 million of interest costs were capitalized as part of property and equipment in 1996, 1995 and 1994, respectively.
         Total rental expense for all leases related to continuing operations, including contingent rentals (not material), amounted to approximately $119.6 million for 1996, $106.8 million for 1995 and $81.8 million for 1994. Capital leases included in property and equipment in the consolidated balance sheets and future minimum rental commitments are not material. However, the company entered into capital lease obligations aggregating $27.4 million in 1996.

         Income Taxes: Deferred taxes are recognized for the future tax effects of temporary differences between financial and income tax reporting based on enacted tax laws and rates. Federal income taxes are provided on the portion of the income of foreign subsidiaries that is expected to be remitted to the United States and be taxable.

         Earnings per Share: Earnings per share are calculated based on the weighted-average number of outstanding common shares.

         Note 2:  Acquisitions

         On December 18, 1995, the company acquired Integrated Medical Systems, Inc. (IMS), a company that develops and operates physician-focused medical communications networks. The purchase price was approximately $93 million, consisting of cash and redeemable securities. Substantially all the purchase price was allocated to goodwill and other intangibles which are being amortized over 10 years.

         In November 1994, the company purchased PCS Health Systems, Inc.
         (PCS), McKesson Corporation's pharmaceutical-benefits-management business, for approximately $4.1 billion. Substantially all the purchase price was allocated to goodwill, which is being amortized over 40 years.

         The results of operations of the acquired businesses from the dates of acquisition are included in the company's consolidated financial statements.

         On September 9, 1994, the company acquired Sphinx Pharmaceuticals Corporation, a company engaging in drug discovery and development by generating combinatorial chemistry libraries of small-molecule compounds and high-throughput screening against biological targets central to human diseases. The purchase price was approximately $80 million, of which $58.4 million was allocated to in-process research and development projects, based on an independent valuation. The company determined that the feasibility of the acquired research had not yet been established and that the technology had no alternative future use. Accordingly, this acquired research was charged to expense in 1994.

         Note 3:  Restructuring and Special Charges

         In 1994, the company incurred $66 million of pretax charges associated with a voluntary recall of three of its liquid oral antibiotics. The recall was made after four instances were reported of small plastic caps being found in the antibiotics. Shipments of all three products were resumed during 1994.

         In both 1993 and 1992, the company announced major actions designed to enhance the company's competitiveness in the changing health care environment, reduce expenses and improve efficiencies. During 1996, the company continued to take steps to complete these actions.

         Significant components of these charges and their status at December 31, 1995 and 1996, respectively, are summarized as follows:

                                         Original
                                         Charges      1995      1996
                                         ----------------------------
         1993
         ----
         Work force reductions.......... $  534.5  $ 37.7    $  24.7
         Manufacturing consolidations
           and other closings...........   204.3    125.2       91.8
         Pharmaceutical streamlining....    35.3      6.3        -
         Asset write-downs, legal
           accruals and other...........   258.5     30.2        4.4
                                         -------    -----      -----
         Total -  continuing operations. $1,032.6  $199.4     $120.9
                                          =======   =====      =====

         1992
         ----
         Global manufacturing strategy.. $  218.9  $ 87.3     $ 59.1
         Legal, environmental, asbestos
            abatement and other.........    185.5    65.4       61.3
                                          -------    -----      -----

         Total -  continuing operations. $  404.4  $152.7     $120.4
                                          =======   =====      =====

         The 1993 restructuring actions consisted primarily of early-retirement and other severance programs associated with work force reductions, as well as streamlining core pharmaceutical operations. In addition, restructuring actions in both 1993 and 1992 have resulted or will result in a consolidation of certain manufacturing operations and changes in the nature and/or location of certain manufacturing operations. Asset write-downs reflected changes in pharmaceutical markets. Special charges were established for patent and product liability matters in both 1993 and 1992.

         Note 4:  Discontinued Operations

         During 1995, the company completed the divestiture of the Medical Devices and Diagnostics (MDD) Division businesses. In 1994, a separate company, Guidant Corporation (Guidant), was formed to be the parent company of five of the MDD companies. In December 1994, Guidant sold approximately 20 percent of its common stock in an initial public offering. In September 1995, the company distributed its remaining 80 percent interest in Guidant through a splitoff. Pursuant to the splitoff, 16,504,298 shares of the company's common stock (expressed on a pre-stock-split basis) were exchanged by company shareholders for the Guidant stock. The splitoff resulted in a tax-free gain calculated as the difference between the market and carrying values of the shares of Guidant common stock held by the company on the expiration date of the exchange offer. Sales of the other MDD companies were all finalized by January 1996.

         The income from discontinued operations appearing on the consolidated statements of income represents the results of the MDD division for the periods presented and the net gain upon divestiture and is summarized as follows:

                                         Year ended December 31
                                         ----------------------

                                              1995      1994
                                              ----      ----

         Net sales                          $ 771.6   $1,289.2

         Cost of sales                        258.2      536.6
         Other operating expenses             356.8      561.5
         Income before tax                    111.9      168.1
         Income from operations, net of tax    62.8      101.0
         Net gain on disposition, net of tax
            ($88.1 million)                   921.5        -
                                              -----      -----
         Discontinued operations            $ 984.3   $  101.0
                                              =====      =====
         Due to the disposition, all assets, liabilities and equity of the MDD businesses have been removed from the company's balance sheets.

         Note 5:  Implementation of New Financial Accounting Standards

         Effective January 1, 1996, the company adopted Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." SFAS 121 requires that impairments, measured using fair market value, are recognized whenever events or changes in circumstances indicate that the carrying amount of long-lived assets may not be recoverable and the future undiscounted cash flows attributable to the asset are less than its carrying value. Adoption of this statement did not affect the company's consolidated results of operations.

         Effective January 1, 1996, the company adopted SFAS No. 123, "Stock Based Compensation." This statement requires the company to choose between two different methods of accounting for stock options. The statement defines a fair-value-based method of accounting for stock options but allows an entity to continue to measure compensation cost for stock options using the accounting prescribed by APB Opinion No. 25 (APB 25), "Accounting for Stock Issued to Employees." The company has elected to continue using the accounting methods prescribed by APB No. 25 but has included the pro forma disclosures required by SFAS No. 123 in Note 8.

         In June 1996, SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," was issued. The statement must be adopted by the company in the first quarter of 1997. Under the provisions of this statement, each party to a transfer would be required to analyze the components of financial asset transfers and to recognize only assets it controls and liabilities it has incurred, to derecognize assets only when control has been surrendered and to derecognize liabilities only when they have been extinguished. This statement is not expected to have a material impact on the company's consolidated results of operations or financial position.

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

         Foreign Exchange Risk Management:  The company enters into foreign
         --------------------------------
         currency forward and option contracts to reduce the effect of fluctuating currency exchange rates (principally European currencies and the Japanese yen) on two types of foreign currency exposures. Exposures arising from affiliate foreign currency balances are managed principally through the use of forward contracts. These contracts are marked to market with gains and losses recognized currently in income to offset the respective losses and gains recognized on the underlying exposures. The company also enters into option contracts to hedge anticipated foreign currency transactions, primarily intercompany inventory purchases expected to occur within the next year, and foreign currency forward contracts and currency swaps to hedge firm commitments. Gains and losses on these contracts that qualify as hedges are deferred and recognized as an adjustment of the subsequent transaction when it occurs. Forward and option contracts generally have maturities not exceeding 12 months.

         At December 31, the stated, or notional, amounts of the company's outstanding foreign currency derivative financial instruments were as follows:

                                                     1996       1995
                                                     ----       ----
         Forward exchange contracts                 $ 688.2   $ 838.2
         Foreign currency options - purchased         331.9     415.2

         Interest Rate Risk Management:  See discussion on interest rate
         -----------------------------
         swaps in Note 7.

         Concentrations of Credit Risk:  Financial instruments that
         -----------------------------
         potentially subject the company to credit risk consist principally of trade receivables and interest-bearing investments. Wholesale distributors of life-sciences products and managed-care organizations account for a substantial portion of trade receivables; collateral is generally not required. The risk associated with this concentration is limited due to the large number of wholesalers and their geographic dispersion. The company places substantially all its interest-bearing investments with major financial institutions, in U.S. Government securities or with top-rated corporate issuers. In accordance with documented corporate policies, the company limits the amount of credit exposure to any one financial institution.

         Fair Value of Financial Instruments

         A summary of the company's outstanding financial instruments at December 31 follows. As summarized, "cost" relates to investments while "carrying amount" relates to long-term debt.

                                     1996              1995
                              -----------------------------------
                              Cost/Carrying  Fair  Cost/Carrying  Fair
                                 Amount     Value     Amount     Value
                                 ------     -----     ------     -----
    Short-term investments:
       Debt securities           $ 141.4   $ 144.5   $  84.6   $  85.0

    Noncurrent investments:
       Marketable equity            72.0      91.4      66.1     140.3
       Debt securities              56.9      57.0     143.0     148.0
       Nonmarketable equity         20.3      19.0      34.5      35.3

    Long-term debt               2,465.5   2,511.6   2,734.3   2,885.6

         The company determines fair values based on quoted market values where available or discounted cash flow analyses (principally long-term debt). The fair values of nonmarketable equity securities, which represent either equity investments in start-up technology companies or partnerships that invest in start-up technology companies, are estimated based on the fair value information provided by these ventures. The fair value and carrying amount of risk-management instruments were not material at December 31, 1996 or 1995.

         At December 31, 1996 and 1995, the gross unrealized holding gains on available-for-sale securities were $27.5 million and $88.2 million, respectively, and the gross unrealized holding losses were $9.4 million and $8.2 million, respectively. Substantially all these gains and losses are associated with the marketable equity securities. The proceeds from sales of available-for-sale securities totaled $102.1 million and $46.0 million in 1996 and 1995, respectively. Realized gains and losses and purchases of available-for-sale securities were not significant in 1996 and 1995. The net adjustment to unrealized gains and losses on available-for-sale securities increased (reduced) shareholders' equity by ($39.0) million and $52.9 million in 1996 and 1995, respectively.

         The company is a limited partner in certain affordable housing investments that generate benefits in the form of tax credits. The determination of fair value of these investments is not practicable. The carrying value of such investments was $276.3 million and $250.2 million as of December 31, 1996 and 1995, respectively.

         Note 7:  Borrowings

         Long-term debt at December 31 consisted of the following:

                                                   1996     1995
                                               ---------------------

    6.57 to 7.13 percent notes (due 2016-2036)   $1,000.0  $  500.0
    6.25 to 8.38 percent notes (due 1999-2006)      750.0     750.0
    5.50 to 8.38 percent Eurodollar bonds
     (due 1998-2005)                                500.0     500.0
    6.09 to 7.10 percent medium-term notes
     (due 1997-1999)                                100.7     185.8
    8.18 percent ESOP debentures (due 2006)         114.4     128.8
    Commercial paper to be refinanced as long-term    -       500.0
    Other, including capitalized leases             178.6     211.0
                                                   -------   -------
                                                  2,643.7   2,775.6
    Less current portion                            127.2     182.7
                                                   -------   -------
                                                 $2,516.5  $2,592.9
                                                 ========   =======

         The company's acquisition of PCS (see Note 2) was financed primarily through the issuance of $3.8 billion in commercial paper. Through December 1996, the company had replaced $1.8 billion of the commercial paper with long-term debt, including the January 1996 issuance of 20 and 40 year notes aggregating $500 million at 6.57 percent and 6.77 percent, respectively.

         The company enters into interest rate swaps to lower funding costs, to diversify sources of funding or to alter interest rate exposures arising from mismatches between assets and liabilities. The notional amounts of interest rate swaps outstanding at December 31, 1996 and 1995, were $30 million and $280 million, respectively.

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

         The aggregate amounts of maturities on long-term debt for the next five years are as follows: 1997, $127.2 million; 1998, $196.4 million; 1999, $160.7 million; 2000, $219.3 million; and 2001,
         $168.3 million.

         At December 31, 1996, short-term borrowings included $1 billion of commercial paper and $85.7 million of notes payable to banks. At December 31, 1995, commercial paper and notes payable to banks totaled $1,626.3 million and $99.8 million, respectively. The weighted-average interest rates on short-term borrowings outstanding were 5.7 percent in 1996 and 5.8 percent in 1995. At December 31, 1996, unused committed lines of credit totaled $3 billion. Compensating balances and commitment fees are not material, and there are no conditions that are probable of occurring under which the lines may be withdrawn.

         Cash payments of interest on borrowings totaled $292.9 million, $271.7 million and $102.4 million in 1996, 1995 and 1994, respectively.

         Note 8:  Stock Plans

         Stock options and performance awards have been granted to officers and other executive and key employees. Stock options are granted at exercise prices equal to the fair market value of the company's stock at the dates of grant. Generally, options vest 100 percent three years from the grant date and have a term of 10 years.

         In October 1995, the company issued its second grant under the GlobalShares program. Essentially all employees were given an option to buy 200 shares of the company's common stock at a price equal to the fair market value of the company's stock at the date of grant. Options to purchase approximately 5.2 million shares were granted as part of the program. Individual grants generally become exercisable on or after the third anniversary of the grant date and have a term of 10 years.

         The company has elected to follow Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its stock options. Under APB No. 25, because the exercise price of the company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized. Total compensation expense for stock-based awards reflected in income on a pretax basis was $164.2 million and $93.1 million in 1996 and 1995, respectively. However, SFAS No. 123, "Accounting for Stock-Based Compensation," requires presentation of pro forma net income and earnings per share as if the company had accounted for its employee stock options granted subsequent to December 31, 1994, under the fair value method of that statement. For purposes of pro forma disclosure, the estimated fair value of the options is amortized to expense over the vesting period. Under the fair value method, the company's net income and earnings per share would have been reduced as follows:

                                                  1996       1995
                                                  ----       ----
         Net income............................   $27.0      $5.6
         Earnings per share....................      .05       .01

         Because SFAS No. 123 is applicable only to options granted subsequent to December 31, 1994, and the options have a three-year vesting period, the pro forma effect will not be fully reflected until 1998.

         The weighted-average fair value of the individual options granted during 1996 and 1995 is estimated as $16.50 and $10.05, respectively, on the date of grant. The fair values for both years were determined using a Black-Scholes option-pricing model with the following assumptions:

                                            1996           1995
                                            ----           ----
         Dividend yield..............      3.24%          3.28%
         Volatility..................     21.0%          19.7%
         Risk-free interest rate.....      6.36%          5.87%
         Forfeiture rate.............      0              0
         Expected life...............       7 years        7 years

         Stock option activity during 1994-1996 is summarized below:

                                         Shares of      Weighted-
                                         Common Stock   Average
                                         Attributable   Exercise
                                         to Options     Price of
                                                        Options
                                     ------------------------------------
   Unexercised at January 1, 1994         28,903,636     $25.8060
   Granted                                 5,727,444      29.2984
   Exercised                              (2,583,370)     20.9725
   Forfeited                                (966,350)     25.4890
                                           ----------
   Unexercised at December 31, 1994       31,081,360      26.8604
   Granted                                10,770,663      46.4970
   Exercised                              (2,892,178)     21.2058
   Forfeited                              (1,343,050)     24.2344
                                           ----------
   Unexercised at December 31, 1995       37,616,795      33.0129
   Granted                                 3,170,437      67.1045
   Exercised                              (7,291,710)     25.8880
   Forfeited                                (540,584)     41.8539
                                           ----------
   Unexercised at December 31, 1996       32,954,938      37.7287
                                          ==========

         The following table summarizes information concerning outstanding and exercisable options at December 31, 1996:

                      Options Outstanding          Options Exercisable

                          Weighted-
                          Average      Weighted-              Weighted-
   Range of               Remaining    Average                Average
   Exercise  Number       Contractual  Exercise  Number       Exercise
   Prices    Outstanding  Life         Price     Exercisable  Price
--------------------------------------------------------------------------

  $5 - $20   61,040       1.1688     $16.6428       61,040     $16.6428
  $20 - $30  13,827,250   6.1617      25.1785    9,513,570      23.5177
  $30 - $40  4,112,277    4.5159      33.8680    3,739,783      33.8685
  $40 - $50  11,981,803   8.0785      45.9193    1,949,457      41.3100
  $50 - $70  2,972,568    9.6831      68.8661       18,900      69.1900

         Shares exercisable at December 31, 1996 and 1995, were 15,282,750 and 13,396,245, respectively.

         At December 31, 1996, additional options, performance awards or restricted stock grants may be granted under the 1994 Lilly Stock Plan for not more than 3,293,328 shares (1995 - 7,366,003 shares).

         Note 9:  Shareholders' Equity

         Changes in the components of shareholders' equity were as follows:

                            Additional             Deferred   Common Stock in
                            Paid-in    Retained     Costs--       Treasury
                            Capital    Earnings                 --------------
                                                     ESOP     Shares    Amount
                            -------    --------    --------   -----------------

Balance at January 1, 1994     $294.6   $4,500.9   $(242.8)    59,277   $   3.4
Net income                               1,286.1
Cash dividends declared per
   share: $1.26                           (728.6)
Purchase for treasury                                       1,990,000     115.0
Issuance of stock under
   employee stock plans        (12.0)                      (1,162,516)    (62.5)
ESOP transactions               (0.2)                24.6
Unrealized investment gains
   and losses, net of tax                   (3.0)
Net impact of Guidant public
   offering                    139.9
Other                           (0.6)        6.7              (15,247)     (0.9)
                               -----      -------    ------    -------     -----
Balance at December 31, 1994   421.7     5,062.1    (218.2)   871,514      55.0
Net income                               2,290.9
Cash dividends declared
   per share: $1.33                       (747.8)
Stock dividend declared                   (172.6)
Purchase for treasury                                       2,630,000     160.0
Increase in treasury shares
   from Guidant exchange
   transaction (Note 4)         10.9                       16,504,298   1,533.6
Issuance of stock under
   employee stock plans        (24.1)                      (1,841,175)   (122.0)
ESOP transactions                9.9                  18.7
Unrealized investment gains
   and losses, net of tax                   52.9
Other                           (0.1)       (1.2)             (15,143)     (1.1)
                                -----     -------    ------   ---------  -------
Balance at December 31, 1995    418.3    6,484.3    (199.5) 18,149,494  1,625.5
Net income                               1,523.5
Cash dividends declared
    per share: $1.39                      (762.9)
Purchase for treasury                                        5,315,000    318.5
Issuance of stock under
    employee stock plans      (368.4)                       (7,384,672)  (648.0)
ESOP transactions               17.5                  22.6
Unrealized investment gains
    and losses, net of tax                 (39.0)
Other                                        1.4                  (499)    (0.1)
                              -------    -------   --------  ----------   ------
Balance at December 31,1996    $67.4    $7,207.3   $(176.9) 16,079,323 $1,295.9
                                ----     -------    ------  ----------  -------

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

         Under the terms of the company's Shareholder Rights Plan, all shareholders of common stock received for each share owned a preferred stock purchase right entitling them to purchase from the company one four-hundredth of a share of Series A Participating Preferred Stock at an exercise price of $81.25. The rights are not exercisable until after the date on which the company's right to redeem has expired. The company may redeem the rights for $.0025 per right up to and including the tenth business day after the date of a public announcement that a person (the "Acquiring Person") has acquired ownership of stock having 20 percent or more of the company's general voting power (the "Stock Acquisition Date").

         The plan provides that, if the company is acquired in a business combination transaction at any time after a Stock Acquisition Date, generally each holder of a right will be entitled to purchase at the exercise price a number of the acquiring company's shares having a market value of twice the exercise price. The plan also provides that, in the event of certain other business combinations, certain self-dealing transactions or the acquisition by a person of stock having 25 percent or more of the company's general voting power, generally each holder of a right will be entitled to purchase at the exercise price a number of shares of the company's common stock having a market value of twice the exercise price. Any rights beneficially owned by an Acquiring Person shall not be entitled to the benefit of the adjustments with respect to the number of shares described above. The rights will expire on July 28, 1998, unless redeemed earlier by the company.

         Note 10:  Income Taxes

         Following is the composition of income taxes attributable to continuing operations:
                                             1996       1995     1994
                                             ----       ----     ----
         Current:
            Federal.......................   $306.0    $177.0    $244.9
            Foreign.......................    143.1     140.1      60.2
            State.........................      7.4       3.8      30.9
                                              -----     -----     -----
                                              456.5     320.9     336.0

         Deferred:
            Federal.......................     26.6     114.2     140.4
            Foreign.......................      7.8       1.9       1.9
            State.........................     16.9      22.0      35.2
                                             ------     -----     -----
                                               51.3     138.1     177.5
                                             ------     -----     -----

         Income taxes.....................  $ 507.8    $459.0    $513.5
                                             ======     =====     =====

         Significant components of the company's deferred tax assets and liabilities as of December 31 are as follows:
                                                   1996          1995
                                                   ----          ----
         Deferred tax assets:
            Compensation and benefits              $149.9       $148.4
            Restructuring and special charges        91.0        164.7
            Litigation, environmental and asbestos   91.4         95.3
            Inventory                                73.6         90.5
            Net operating losses of subsidiaries     68.0         63.9
            Divestiture related                       -          143.6
            Other                                   266.5        202.2
                                                    -----        -----
                                                    740.4        908.6

            Valuation allowances                    (63.0)       (85.9)
                                                    ------       -----

               Total deferred tax assets            677.4        822.7

         Deferred tax liabilities:
            Property and equipment                 (570.0)      (519.7)
            Prepaid employee benefits              (215.7)      (200.7)
            Other                                   (61.4)       (77.0)
                                                   -------      ------
               Total deferred tax liabilities      (847.1)      (797.4)
                                                   -------      ------

         Deferred tax assets (liabilities)--net   $(169.7)      $ 25.3
                                                   =======       =====

         At December 31, 1996, the company had net operating loss carryforwards for income tax purposes of $174 million, of which $18 million will expire within five years. The majority of the remaining carryforwards do not expire.

         Unremitted earnings of foreign subsidiaries that have been, or are intended to be, permanently reinvested for continued use in foreign operations and which, if distributed, would result in taxes at approximately the U.S. statutory rate, aggregated $1,883 million at December 31, 1996 ($1,544 million at December 31,
         1995). Cash payments of taxes totaled $289 million, $449 million and $378 million in 1996, 1995 and 1994, respectively.

         Following is a reconciliation of the effective income tax rate of the continuing operations:
                                                    1996     1995    1994
                                                    ----     ----    ----
      United States federal statutory tax rate      35.0%    35.0%   35.0%
      Add (deduct):
         State taxes, net of federal tax benefit      .8       .9     2.5
         Tax savings from operations in Puerto Rico (4.3)    (4.2)   (2.1)
         General business credits                   (1.7)    (1.2)   (0.5)
         Effect of international operations         (5.0)    (5.7)   (3.7)
         Nondeductible goodwill amortization         2.0      2.1     0.3
         Sundry                                     (1.8)     (.9)   (1.3)
                                                     -----    -----   ----
      Effective income tax rate                     25.0%    26.0%   30.2%
                                                    =====    ====    ====

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

         Net pension expense for the company's retirement plans included the following components related to continuing operations:

                                                1996     1995     1994
                                                ----     ----     ----

    Service cost--benefits earned during the
      year                                    $ 84.4  $  69.8  $  69.3
    Interest cost on projected benefit
      obligations                              167.2    160.2    156.3
    Actual return on assets                   (356.1)  (434.8)   (38.3)
    Net amortization and deferral              130.2    227.4   (164.3)
                                               -----   ------   ------
    Net annual pension expense                $ 25.7  $  22.6  $  23.0
                                               =====   ======   ======

         The funded status and amounts recognized in the consolidated balance sheets for the company's defined benefit retirement plans at December 31 were as follows:

                                    Plans in Which        Plans in Which
                                     Assets Exceed     Accumulated Benefits
                                  Accumulated Benefits    Exceed Assets
                                    1996      1995     1996      1995
                                ----------------------------------------

         Plan assets at fair
           value                 $2,629.2  $2,374.4  $   -      $  4.2
         Actuarial present value
           of benefit obligations:
             Vested benefits     1,721.5   1,682.3     113.3     119.2
             Nonvested benefits    112.7     100.0       2.5       4.0
                                 -------   -------     -----     -----
         Accumulated benefit
           obligation            1,834.2   1,782.3     115.8     123.2
         Effect of projected future
           salary increases        348.2     320.9       5.3       9.4
                                 -------   -------     -----     -----

         Projected benefit
           obligation            2,182.4   2,103.2     121.1     132.6
                                 -------   -------     -----     -----
         Funded status             446.8     271.2    (121.1)   (128.4)
         Unrecognized net
           (gain) loss             (43.1)    114.3       6.3       8.1
         Unrecognized prior
           service cost            107.5      96.7      14.8      16.2
         Unrecognized net
           obligation at
           January 1, 1986           1.7       2.0       1.4       1.8
         Additional minimum
           liability                 -         -       (17.2)    (20.1)
                                   -----   -------     -----     -----
         Prepaid (accrued)
           pension cost           $512.9   $  484.2  $(115.8)  $(122.4)
                                   =====    =======    =====     =====

         The assumptions used to develop net periodic pension expense from continuing operations and the actuarial present value of projected benefit obligations are shown below:
                                   (percents)    1996     1995     1994
                                                 ------------------------
         Weighted-average discount rate           8.1      7.6       8.6
         Rate of increase in future
            compensation levels                 4.5-8.0  4.5-9.5   4.5-9.5
         Weighted-average expected long-term
            rate of return on plan assets        10.5     10.5      10.9

         The discount rate increase at December 31, 1996, decreased the projected benefit obligation by approximately $122.7 million.

         The company has defined contribution savings plans that cover its eligible employees worldwide. The purpose of these defined contribution plans is generally to provide additional financial security during retirement by providing employees with an incentive to make regular savings. Company contributions to the plans are based on employee contributions and the level of company match. Expenses attributable to continuing operations under the plans totaled $42.6 million, $38.3 million and $37.9 million for the years 1996, 1995 and 1994, respectively.

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

         Net postretirement benefit expense from continuing operations included the following components:
                                                   1996    1995    1994
                                                   ----    ----    ----

         Service cost--benefits earned during
            the year                               $11.7   $ 9.8    $11.4
         Interest cost on accumulated
            postretirement benefit obligations      28.8    24.7     25.9
         Actual return on assets                   (29.7)  (20.4)     1.1
         Net amortization and deferral               6.0    (4.9)   (23.3)
                                                    ----    ----     ----
         Net periodic postretirement benefit cost  $16.8   $ 9.2    $15.1
                                                    ====    ====     ====

         The funded status and amounts recognized in the consolidated balance sheets for the company's defined benefit postretirement plans at December 31 were as follows:
                                                    1996        1995
                                                    ----        ----

Accumulated postretirement benefit obligation:
    Retirees                                       $308.4      $308.3
    Fully eligible active plan participants          35.9        26.5
    Other active plan participants                   67.8        59.8
                                                    -----       -----
                                                    412.1       394.6
Plan assets at fair value                           200.1       168.2
                                                    -----       -----

Accumulated postretirement benefit obligation
    in excess of plan assets                        212.0       226.4
Unrecognized benefit of plan amendment               11.0        20.6
Unrecognized net loss                               (86.6)      (99.2)
                                                     -----       -----
Accrued postretirement benefit cost                $136.4      $147.8
                                                    =====       =====

         The assumptions used to develop the net postretirement benefit expense from continuing operations and the present value of the accumulated postretirement benefit obligations are shown below:

                                   (percents)    1996    1995    1994
                                                 ----    ----    ----
    Weighted-average discount rate                8.0     7.5     8.5
    Expected long-term rate of return            10.5    10.5    11.0
    Health care cost trend rate for participants:
       Under age 65                               7.0     7.0     8.0
       Over age 65                                5.0     5.0     6.0

         If these trend rates were to be increased by one percentage point each future year, the December 31, 1996, accumulated postretirement benefit obligation would increase by 10 percent and the aggregate of the service and interest cost components of 1996 annual expense from continuing operations would increase by 14 percent. The increase in the discount rate at December 31, 1996, decreased the accumulated postretirement benefit obligation by approximately $19.1 million.

         Postemployment Benefits:

         The company provides certain other postemployment benefits, primarily related to disability benefits, and accrues for the related cost over the service lives of the employees. Expenses associated with these benefit plans in 1996, 1995 and 1994 were not significant.

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

         Under the Comprehensive Environmental Response, Compensation, and Liability Act, commonly known as Superfund, the company has been designated as one of several potentially responsible parties with respect to certain sites. Under Superfund, each responsible party may be jointly and severally liable for the entire amount of the cleanup. The company also continues remediation of certain of its own sites. The company has accrued for estimated Superfund cleanup costs, remediation and certain other environmental matters, taking into account, as applicable, available information regarding site conditions, potential cleanup methods, estimated costs and the extent to which other parties can be expected to contribute to payment of those costs. The company reached a settlement with its primary liability insurance carrier providing for coverage for certain environmental liabilities and has reserved its rights to pursue claims against certain excess carriers. However, because of uncertainties with respect to the timing and ultimate realization of recoveries under the excess policies, the company has not recorded any environmental insurance recoverables with respect to those policies.

         The company has been named, along with numerous other U.S. prescription drug manufacturers, as a defendant in a large number of related actions brought by retail pharmacies alleging violations of federal and state antitrust and pricing laws. The federal suits include a class action on behalf of the majority of U.S. retail pharmacies. The company and several other manufacturers agreed to settle the federal class action case and the anticipated settlement was accrued in the fourth quarter of 1995. The settlement has been approved by the U.S. District Court but an appeal of that decision is pending. Other related suits, brought in federal and several state courts by several thousand pharmacies, involve claims of price discrimination or claims under other pricing laws. Additional cases have been brought on behalf of consumers in several states.

         The environmental liabilities and litigation accruals have been reflected in the company's consolidated balance sheet at a gross amount of approximately $437.8 million. Estimated insurance recoverables of approximately $279.5 million have been reflected as assets in the consolidated balance sheet.

         Barr Laboratories, Inc. (Barr), has submitted an Abbreviated New Drug Application (ANDA) seeking FDA approval to market a generic form of Prozac several years before the expiration of the company's patents. The ANDA asserts that Lilly's U.S. patents covering Prozac are invalid and unenforceable. Lilly has filed suit in federal court in Indianapolis seeking a ruling that Barr's challenge to Lilly's patents is without merit. While the company believes Barr's claims are without merit, there can be no assurance that the company will prevail. An unfavorable outcome of this claim could have a material adverse effect on the company's consolidated financial position, liquidity or results of operations.

         While it is not possible to predict or determine the outcome of the product liability, antitrust, patent or other legal actions brought against the company or the ultimate cost of environmental matters, the company believes that, except as noted above, the costs associated with all such matters will not have a material adverse effect on its consolidated financial position or liquidity but could possibly be material to the consolidated results of operations in any one accounting period.

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


         Randall L. Tobias                  Charles E. Golden
         Chairman of the Board and          Executive Vice President and Chief
           Chief Executive Officer            Financial Officer

         January 31, 1997

         Report of Independent Auditors

         Board of Directors and Shareholders
         Eli Lilly and Company


         We have audited the accompanying consolidated balance sheets of Eli Lilly and Company and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Eli Lilly and Company and subsidiaries at December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.


         Ernst & Young LLP


         Indianapolis, Indiana
         January 31, 1997

         Appendix to Exhibit 13


         Graphs in Annual Report to Shareholders
         for the Year Ended December 31, 1996

         Set forth below, converted to tabular format, are the graphs contained in the paper format of the portions of the Company's Annual Report to Shareholders that are contained in this Exhibit 13.

         Graph #1--Net Sales

         ($ millions)

         Year      Amount
         ----      ------
         1987     $2,671.0
         1988      2,943.7
         1989      3,391.0
         1990      4,178.3
         1991      4,533.4
         1992      4,963.1
         1993      5,198.5
         1994      5,711.6
         1995      6,763.8
         1996      7,346.6

         Strong worldwide volume growth of 11 percent in 1996 was partially offset by price reductions and exchange rates, resulting in a 9 percent increase in net sales.


         Graph #2--Sales by Therapeutic Class

         ($ millions; percentages represent change from 1995)

                                               Percent Change
         Class                   Amount          from 1995
         -----                   ------        --------------
         Central Nervous System $2,659.4            17%
         Anti-Infectives         1,451.4          (13)%
         Endocrine               1,302.2            10%
         Animal Health             547.3             7%
         Gastrointestinal          531.4           (3)%
         Cardiovascular            326.5            67%
         Oncology                  100.2           126%

         In 1996, the company's newer products, including ReoPro, Zyprexa, Gemzar, and Humalog, contributed to the increases in four of the therapeutic classes. Sales of anti-infective products declined primarily due to intensified competition.

         Graph #3--Sales Outside the U.S.

         ($ millions)

         Year      Amount
         ----      ------
         1987     $1,005.9
         1988      1,143.3
         1989      1,335.7
         1990      1,636.9
         1991      1,807.0
         1992      1,996.2
         1993      2,097.5
         1994      2,430.2
         1995      2,950.9
         1996      3,081.0

         Sales outside the U.S. continued to grow in 1996. Volume growth of 10 percent was offset by the impact of exchange rates and intense price competition in certain markets.


         Graph #4--Research and Development Expenses

         ($ millions)

         Year      Amount
         ----      ------
         1992   $  731.0
         1993      755.0
         1994      838.7
         1995    1,042.3
         1996    1,189.5

         Worldwide research and development expenditures increased 14 percent, a faster rate than sales, in support of the company's strong product pipeline which includes 15 compounds in Phase II or Phase III clinical trials.

         Graph #5--Income from Continuing Operations

         ($ millions)

         Year      Amount
         ----      ------
         1992    $  842.5
         1993       464.8
         1994     1,185.1
         1995     1,306.6
         1996     1,523.5

         Income from continuing operations increased 17 percent to approximately $1.5 billion. The years 1992 and 1993 include restructuring and special charges. See Note 3 to the consolidated financial statements.

         Graph #6--Capital Expenditures

         ($ millions)

         Year      Amount
         ----      ------
         1992      $912.9
         1993       633.5
         1994       576.5
         1995       551.3
         1996       443.9

         Capital expenditures declined 19 percent from the 1995 level to their lowest level in eight years.

         Graph #7--Dividends Paid per Share

         (dollars)

         Year      Amount
         ----      ------
         1992     $1.10
         1993      1.21
         1994      1.25
         1995      1.31
         1996      1.37

         Dividends paid during 1996 increased 5 percent over 1995. Nineteen ninety-six was the 29th consecutive year in which dividends were increased. These increases reflect the company's continued commitment to its shareholders.