Form 10-K, Exhibit 13
period 1997-12-31
LILLY ELI & CO
filed 1998-03-24
CIK 59478

EXHIBIT 13. ANNUAL REPORT TO SHAREHOLDERS FOR THE YEAR
                 ENDED DECEMBER 31, 1997

REVIEW OF OPERATIONS

STOCK SPLIT AND PER-SHARE DATA

On September 15, 1997, the company's board of directors declared a two-for-one stock split payable to shareholders of record on September 24, 1997. The outstanding and weighted-average number of shares of common stock and per-share data herein have been adjusted to reflect the impact of the stock split for all periods presented. Treasury shares held by the company were not split.

In 1997, the company adopted Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings per Share," which requires presentation of both basic earnings per share and diluted earnings per share in the income statement. Further, the SFAS requires restatement of previously reported earnings-per-share data. Unless otherwise noted, all per-share amounts are presented on a diluted basis, that is, based on the weighted-average number of outstanding common shares and the effect of all potentially dilutive common shares (primarily unexercised stock options).

OPERATING RESULTS AND NET INCOME--1997

The company's operating results for both 1997 and 1996 reflect the impact of several significant transactions that make comparisons difficult. The company's reported results for 1997 include the following significant transactions: a $2.4 billion noncash charge to adjust the carrying value of the long-lived assets of PCS' health-care-management businesses, a pretax gain of $631.8 million from the sale of the company's interest in the DowElanco joint venture, a charge for the settlement of a significant portion of the company's remaining retail pharmacy pricing litigation and a $24 million charge for the discontinuance of the research collaboration with Somatogen, Inc. The company's reported tax rate for 1997 was also affected by these transactions. As a consequence, 1997 reflected a net loss of $385.1 million, or $.35 per share.

Excluding the significant items noted above, net income for 1997 would have been $1.77 billion, or $1.57 per share. After excluding the income from the sale of the U.S. marketing rights for Ceclor'r' CD and Keftab'r' to Dura Pharmaceuticals, Inc., from the 1996 amounts, 1997 net income and earnings per share, without the significant items, reflect increases from 1996 of 22 and 21 percent, respectively. The 1997 increases are attributed to increased sales, improved gross margin, and reduced interest expense and goodwill, partially offset by decreased other income.

The company's sales for 1997 increased 16 percent, to $8.52 billion. Sales in the United States were $5.41 billion, a 27 percent increase, while sales outside the United States were $3.11 billion, a 1 percent increase. Worldwide sales volume growth of 18 percent and a 2 percent increase in global selling prices were partially offset by unfavorable exchange rates, which decreased sales by 4 percent.

Worldwide pharmaceutical sales increased 17 percent, to $7.92 billion. The sales growth was led by three of the company's newer products, Gemzar'r', ReoPro'r' and Zyprexa'r', as well as increased sales of Prozac'r' and insulin products and additional health-care-management revenues. The 1997 growth was achieved despite lower sales of anti-infective products. Total U.S. pharmaceutical sales increased 28 percent ($1.12 billion) primarily as a result of increased volume. International pharmaceutical sales increased 1 percent. Sales volume growth outside the U.S. of 12 percent was offset largely by unfavorable exchange rates (9 percent) and decreased selling prices (2 percent).

Worldwide sales of the antidepressant Prozac in 1997 were $2.56 billion, an increase of 9 percent. Prozac sales in the U.S. increased 17 percent, to $2.02 billion. International sales of Prozac experienced a decline of 14 percent due largely to the effects of unfavorable exchange rates, continuing generic competition in Canada and competitive pressures in France. The company expects moderate growth in worldwide Prozac sales in 1998.

Three of the company's newer products contributed significantly to the worldwide pharmaceutical sales growth. Specifically, in 1997, Zyprexa, a treatment for schizophrenia and related psychoses launched in the fourth quarter of 1996, contributed $730.2 million to worldwide sales and $590.0 million to U.S. sales, which represent increases of $643.3 million and $511.7 million, respectively. ReoPro, a cardiovascular product launched in 1995, reported worldwide sales of $254.4 million, reflecting an increase of $105.1 million. U.S. ReoPro sales increased $85.6 million, to $218.6 million. Worldwide sales of Gemzar, an oncolytic launched in the U.S. in May 1996, grew to $174.8 million, representing an increase over 1996 of $113.0 million. Gemzar sales in the U.S. increased $63.4 million, to $95.0 million.

Among other major products, worldwide sales of Humulin'r', the company's biosynthetic human insulin, increased 6 percent, to $936.0 million, for 1997. U.S. Humulin sales increased 4 percent, to $586.8 million, with growth due to wholesaler buying patterns being offset partially by the combined effect of competition from oral antidiabetic agents and increased sales of the company's insulin analog, Humalog'r'. International Humulin sales increased 9 percent. In addition, health-care-management revenues increased 47 percent, to $548.5 million, largely due to increased mail order pharmacy sales. Worldwide sales of the antiulcer agent Axid'r' decreased 1 percent, to $526.5 million. Axid sales declined 2 percent in the U.S. and increased 3 percent outside the U.S. Worldwide sales of the human growth hormone Humatrope declined 3 percent.

Compared with 1996, worldwide anti-infective sales in 1997 decreased $178.9 million (12 percent). This decline was due primarily to continued generic competition in certain markets and the impact of unfavorable exchange rates. Sales of the oral antibiotic cefaclor decreased 18 percent, to $442.2 million, accounting for the majority of this decline. Both U.S. and international anti-infectives sales reflected declines. The company anticipates that 1998 worldwide sales of anti-infectives will be below 1997 levels largely due to continued pricing pressures as a result of generic competition.

The company's payments under federally mandated Medicaid rebate programs reduced 1997 sales by approximately $200 million. The company anticipates that rebates associated with Medicaid rebate programs will increase in 1998.

Worldwide sales of animal health products increased 8 percent over 1996, driven by volume growth of 10 percent. Sales increased 15 percent in the U.S. and 2 percent outside the U.S. The worldwide sales increase was primarily due to increased sales of Micotil'r', an antibiotic for bovine respiratory disease, and Tylan'r', an antibiotic for promoting feed efficiency and growth in swine and cattle.

Gross margin improved to 72.3 percent of sales compared with 71.2 percent for 1996. This increase was primarily the result of favorable pharmaceutical product mix, production efficiencies and procurement savings. These improvements were offset, in part, by increased health-care-management revenues, which have lower margins than pharmaceutical products. The company anticipates that the gross margin percentage will increase slightly in 1998 due largely to continued improvement in pharmaceutical product mix.

Research and development expenses in 1997 increased 16 percent. Expenses in support of global clinical trials, as well as an increase in external research collaborations relating to the discovery and development of new technologies, compounds and delivery systems, drove this increase. The company expects spending in research and development to increase at a greater rate during 1998 and likely at a rate above that of sales growth. The actual 1998 increase will vary depending upon a number of factors, particularly the level of research collaboration activity.

Marketing and administrative expenses increased 16 percent over 1996. Overall, the increase was largely due to increased expenditures to support continued new product launches around the world, including the January 1998 launch of Evista'r', a product for the prevention of osteoporosis; the Prozac direct-to-consumer advertising campaign; enhancements of the company's global information technology capabilities; and increased compensation accruals due to the company's performance-based bonus programs. The charge for the settlement of a significant portion of the company's remaining retail pharmacy pricing litigation also contributed to the 1997 increase. Excluding that charge, marketing and administrative expenses would have increased at a rate below that of sales.

Many of the company's computer systems will require modification or replacement over the next two years in order to render the systems ready for the year 2000. Key information, financial, research and operational systems have been assessed and plans have been formulated to address system modifications required by December 31, 1999. Systems deemed most critical will be addressed in 1998; all others are expected to be modified or replaced in 1999. Modifications of some systems have already occurred. The company is also assessing how it could be affected by the failure of third parties (e.g., vendors and customers) to mitigate their own Year 2000 issues. The company will utilize both internal and external resources to reprogram, or replace, and test the software for Year 2000 modifications. Expenses associated with addressing the Year 2000 issues are being recognized as incurred. Although it is difficult to estimate future costs precisely, management currently believes that the incremental costs of addressing these issues will not materially affect the company's consolidated financial position, liquidity or results of operations through December 31, 1999. The company believes it will be able to resolve all major Year 2000 issues. However, if the company is not able to do so, the impact on business operations could be material to the company's consolidated results of operations.

The asset impairment represents a noncash charge of approximately $2.4 billion ($2.21 per share), recorded in the second quarter of 1997, to adjust the carrying value of PCS health-care-management businesses' long-lived assets, primarily goodwill, to their fair value of approximately $1.5 billion. While revenues and profits are growing and new capabilities are being developed at PCS, the rapidly changing, competitive and highly regulated environment in which PCS operates has prevented the company from significantly increasing PCS' operating profits from levels that existed prior to the acquisition. In addition, since the acquisition, the health-care-industry trend toward highly managed care has been slower than originally expected and the possibility of selling a portion of PCS' equity to a strategic partner has not been realized. Therefore, in the second quarter, concurrent with PCS' annual planning process, the company determined that PCS' estimated future undiscounted cash flows were below the carrying value of PCS' long-lived assets. As a consequence, the carrying value was adjusted to estimated fair value based on anticipated future cash flows, discounted at a rate commensurate with the risk involved.

On June 30, 1997, The Dow Chemical Company acquired the company's 40 percent interest in the DowElanco joint venture. The cash purchase price was $1.2 billion, resulting in an after-tax gain of $303.5 million, or $.28 per share.

Interest expense in 1997 decreased $54.7 million (19 percent) due primarily to a decline in the company's borrowings.

Net other income for 1997 amounted to $97.2 million, which was $176.1 million lower than in 1996. The decrease was primarily the result of several nonrecurring items reflected in the 1996 amount, including the sale of the U.S. marketing rights for Ceclor CD and Keftab (approximately $100 million), income from codevelopment and comarketing contracts, the sale of marketing rights for ReoPro in Japan and Tapazole'r' in the U.S., and a higher level of sales of certain equity securities held by the company. Net other income for 1997 benefited by reduced goodwill amortization as a result of the asset impairment and income from outlicensing activity. These increases were partially offset by the charge for the discontinuance of the collaboration with Somatogen, Inc.

The company's reported tax rate for 1997 reflects the effects of the significant transactions that occurred during the year. The company's tax rate, excluding the impact of these items, was 25.0 percent, the same as the tax rate for 1996. The company expects to sustain a comparable effective tax rate for 1998.

OPERATING RESULTS AND NET INCOME--1996

Income from continuing operations in 1996 was $1.52 billion, or $1.36 per share, which represents increases of 17 percent and 20 percent, respectively, from 1995. These increases reflect the favorable effects of increased sales and other income and a lower effective tax rate, offset, in part, by reduced gross margins and higher operating expenses. Earnings per share from continuing operations also benefited from a reduced average number of shares of stock outstanding as a result of the Guidant splitoff. Reported net income and earnings per share for 1996 include the impact of the sale of the U.S. marketing rights for Ceclor CD and Keftab. Excluding this transaction, 1996 net income and earnings per share would have been $1.45 billion and $1.30, respectively.

In 1995, the company completed the divestiture of all its Medical Devices and Diagnostics (MDD) Division subsidiaries, realizing a net gain of $922 million. This gain and the results of operations of MDD through the date of divestiture added $984 million ($.86 per share) to net income in 1995. Reported net income and earnings per share in 1996 do not include income from discontinued operations.

Worldwide sales rose 9 percent in 1996, to $7.35 billion. An 11 percent growth in unit volume was partially offset by foreign exchange rates and selling prices, each of which decreased sales by 1 percent.

Sales in the United States in 1996 were $4.27 billion, a 12 percent increase. Sales outside the United States were $3.08 billion, an increase of 4 percent from 1995.

Pharmaceutical sales for 1996 increased 9 percent, to $6.79 billion, led by Prozac (up $290 million, or 14 percent). Prozac sales increased despite continuing competition from generics in Australia and Canada and competitive pressures in France. Other products contributing significantly to the worldwide pharmaceutical sales growth included Humulin (up 11 percent, to $884 million) and three of the company's newer products, Gemzar, ReoPro and Zyprexa. Gemzar, launched in the U.S. in May 1996, contributed $62 million to sales, and sales of ReoPro increased $127 million over 1995. Zyprexa had a very strong first three months after its October launch with sales of $87 million. The company's sales also benefited from increased health-care-management revenues, which rose $112 million. The pharmaceutical sales growth for the year was partially offset by a reduction in worldwide anti-infectives sales, discussed further below, and slightly lower sales of Axid (down 3 percent) as a result of increased competitive pressures.

Worldwide anti-infectives sales of $1.5 billion reflected a 13 percent decline. In the U.S., the company experienced a decline of 37 percent due largely to continued generic competition. Sales of anti-infectives outside the U.S. reflected a 2 percent decline compared with 1995. The primary contributor to this worldwide decline was cefaclor, which experienced a decrease in sales of 25 percent. All the company's other anti-infective products, except Dynabac'r', experienced declines in the U.S. due to competition from both generic products and newer branded products.

Pharmaceutical sales in the United States increased 12 percent, to $4.02 billion, all due to increased volume. Major products contributing to this growth were Humulin (up $37 million), Prozac (up $292 million), ReoPro (up $112 million) and Zyprexa, which had U.S. sales of $78 million. Also, Gemzar contributed $32 million in U.S. sales. This growth was offset, in part, by the decline in anti-infectives sales and an increase in Medicaid rebates.

Pharmaceutical sales outside the U.S. increased 4 percent, to nearly $2.77 billion. The increase reflects volume growth of 10 percent offset, in part, by price decreases and the negative effects of exchange rates. Major products contributing to this increase were Gemzar, Humulin, Permax'r' and ReoPro. These sales increases were partially offset by declines in anti-infectives and Axid.

Increases in Prozac sales achieved in most countries outside the U.S. were more than offset by declines in certain countries, primarily Australia, Canada and France.

Worldwide sales of animal health products increased 7 percent, to $547 million. Sales increased 10 percent outside the U.S. and 3 percent in the U.S. The worldwide sales increase occurred across a majority of the product line.

Gross margin was 71.2 percent of sales for 1996 compared with 72.1 percent in 1995. This decline primarily reflects the impact of increased health-care-management revenues and reduced production volumes of certain products as the company endeavors to reduce inventory levels (which resulted in greater amounts of overhead costs being charged against income). These decreases were partially offset by productivity improvements and an improved pharmaceutical sales mix.

Research and development expenses increased 14 percent in support of global clinical trials and an increase in external research collaborations.

Marketing and administrative expenses increased 7 percent. Overall, marketing and administrative expenses increased largely due to costs associated with the launches of the company's new products, continued efforts to expand globally, the development of enhanced information technology capabilities, and increased compensation accruals due to the company's performance-based bonus programs.

Interest expense of $289 million was approximately the same as in 1995. Net other income of $273 million was $203 million higher than 1995. The increase was primarily the result of several nonrecurring items, including the sale of the U.S. marketing rights for Ceclor CD and Keftab; income from royalty, codevelopment and comarketing contracts; the sale of marketing rights for ReoPro in Japan and Tapazole in the U.S.; and gains from the sale of certain equity securities.

The effective tax rate for 1996 was 25 percent compared with 26 percent in 1995. The decline was primarily the result of changes in the mix of earnings between jurisdictions having lower tax rates compared with those having higher rates and the effectiveness of various tax-planning strategies.

FINANCIAL CONDITION

As of December 31, 1997, cash, cash equivalents and short-term investments totaled approximately $2.02 billion compared with $955 million at December 31, 1996. Total debt at December 31, 1997, was $2.55 billion, a decrease of $1.18 billion. These improvements in cash, cash equivalents, short-term investments and debt are primarily due to positive operating cash flows and the proceeds from the sale of DowElanco, a portion of which was used to pay down short-term borrowings (primarily commercial paper). The company believes that cash generated from operations, along with available cash and cash equivalents, will be sufficient to fund essentially all the company's operating needs, including debt service, capital expenditures and dividends in 1998.

The company believes that amounts available through existing commercial paper programs should be adequate to fund maturities of short-term borrowings. The outstanding commercial paper is also backed by $2 billion of committed bank credit facilities.

Following the company's announcement in June 1997 of the noncash charge for the PCS asset impairment, the credit rating agencies affirmed the company's existing commercial paper ratings (A1+ rating by Standard & Poor's, Prime-1 rating by Moody's) and long-term debt ratings (AA rating by Standard & Poor's, Aa3 rating by Moody's).

In the normal course of business, operations of the company are exposed to fluctuations in currency values and interest rates. These fluctuations can vary the costs of financing, investing and operating. The company addresses a portion of these risks through a controlled program of risk management that includes the use of derivative financial instruments. The objective of controlling these risks is to limit the impact on earnings of fluctuations in interest and currency exchange rates. All derivative activities are for purposes other than trading.

The company's primary interest rate risk exposure results from changes in short-term U.S. dollar interest rates. In an effort to manage interest rate exposures, the company strives to achieve an acceptable balance between fixed and floating rate debt positions and may enter into interest rate swaps to help maintain that balance. Based on the company's overall interest rate exposure at December 31, 1997, including derivatives and other interest rate sensitive instruments, a hypothetical 10 percent change in interest rates applied to the fair value of the instruments as of December 31, 1997, would have no material impact on earnings, cash flows or fair values of interest rate risk sensitive instruments over a one-year period.

The company's foreign currency risk exposure results from fluctuating currency exchange rates, primarily the strengthening of the U.S. dollar against the Japanese yen and European currencies. The company faces transactional currency exposures that arise when its foreign subsidiaries (or the company itself) enter into transactions, generally on an intercompany basis, denominated in currencies other than their local currency. The company also faces currency exposure that arises from translating the results of its global operations to the U.S. dollar at exchange rates that have fluctuated from the beginning of the period. The company uses forward contracts and purchased options to manage its foreign currency exposures. Company policy outlines the minimum and maximum hedge coverage of such exposures. Gains and losses on these derivative positions offset, in part, the impact of currency fluctuations on the existing assets, liabilities, commitments and anticipated revenues. Considering the company's derivative financial instruments outstanding at December 31, 1997, a hypothetical 10 percent weakening in the exchange rates (primarily the U.S. dollar) over a one-year period would decrease earnings by $51.0 million while a 10 percent strengthening in the exchange rates would increase earnings by $67.8 million. This calculation does not reflect the impact of exchange gains/losses on the underlying positions that would be offset, in part, by the results of the derivative instruments.

In 1997, a subsidiary of the company issued $160 million (160 shares) of convertible Class B stock to an institutional investor. The stock pays dividends on a quarterly basis and is convertible at any time on a one-to-one basis into the subsidiary's Class A stock at the option of the holder. The Class B stock may be redeemed for $1 million per share plus accrued and unpaid dividends by the subsidiary at specified periods or upon various redemption events or at the option of the holder seven years from the date of issuance.

During 1997, the company continued to implement previously announced restructuring and streamlining initiatives. Of these charges, approximately $31 million and $33 million were paid in cash in 1997 and 1996, respectively. Charges yet to be paid in cash total approximately $125 million and are expected to be funded from operations primarily over the next few years.

Capital expenditures of $366.3 million during 1997 were $77.6 million less than in 1996 as construction was completed on new manufacturing, research and development facilities early in 1997. The company expects near-term capital expenditures to increase from 1997 levels but to remain well below the historical peaks of the early 1990s. Sufficient cash flows exist to meet these near-term requirements.

In the fourth quarter of 1997, the quarterly dividend was increased $.02 per share (11 percent), which was the second increase in dividends for 1997 compared with 1996. As a consequence, dividends of $.74 per share were paid in 1997, an increase of approximately 8 percent from 1996. The indicated annual rate for 1998 is $.80 per share. The year 1997 was the 113th consecutive year in which the company made dividend payments and the 30th consecutive year in which dividends have been increased.

ENVIRONMENTAL AND LEGAL MATTERS

As with other industrial enterprises, the company's operations are subject to complex and changing federal, state, and local environmental laws and regulations, which will continue to require capital investment and operational expenses. The company also has been designated a potentially responsible party under the Comprehensive Environmental Response, Compensation and Liability Act, commonly known as Superfund, with respect to approximately 10 sites with which the company had varying degrees of involvement. Further, the company continues remediation of certain of its own properties consistent with current environmental practices. The company has accrued for estimated Superfund costs and remediation of its own properties, taking into account, as applicable, available information regarding site conditions, potential cleanup methods, estimated costs and the extent to which other parties can be expected to contribute to those costs. The company reached a settlement with its primary liability insurance carrier providing for coverage for certain environmental liabilities and has instituted litigation seeking coverage from certain excess carriers. In addition, the company has accrued for certain other environmental matters.

During 1997, the company continued to be named as a defendant in lawsuits involving Prozac. However, continuing a trend seen in each of the past two years, the number of pending cases declined significantly from levels of the previous year.

The company has been named, together with numerous other U.S. prescription drug manufacturers, as a defendant in a large number of related actions in federal courts and the courts of several states brought by retail pharmacies and, in some cases, consumers, alleging violations of federal and state antitrust and pricing laws. The plaintiffs generally allege an industrywide agreement to deny favorable prices on prescription drugs to retail pharmacies that manufacturers grant to managed care organizations and certain other purchasers. Other suits involve claims of price discrimination under the federal Robinson-Patman Act or other pricing laws. In addition, claims have been brought on behalf of consumers of prescription drugs in several states. A federal class action case involving a majority of U.S. retail pharmacies was settled in 1995 and finalized in 1997. In June 1997, the company settled with a number of retail pharmacy and supermarket chains that were plaintiffs in the federal actions but had opted out of the federal class. Those claims represented a significant portion of the remaining federal claims. The settlement resulted in a charge in the second quarter of 1997.

Barr Laboratories, Inc. (Barr), and Geneva Pharmaceuticals, Inc. (Geneva), have each submitted an Abbreviated New Drug Application (ANDA) seeking FDA approval to market generic forms of Prozac before the expiration of the company's patents. The ANDAs assert that Lilly's U.S. patents covering Prozac are invalid and unenforceable. In April 1996, the company filed suit against Barr in federal court in Indianapolis seeking a ruling that Barr's challenge to Lilly's patents is without merit. In June 1997, the company filed a similar suit against Geneva in the same court. While the company believes that the claims of Barr and Geneva are without merit, there can be no assurance that the company will prevail. An unfavorable outcome of this litigation could have a material adverse effect on the company's consolidated financial position, liquidity or results of operations.

While it is not possible to predict or determine the outcome of the patent, product liability, antitrust or other legal actions brought against the company or the ultimate cost of environmental matters, the company believes that, except as noted above, the costs associated with all such matters will not have a material adverse effect on its consolidated financial position or liquidity but could possibly be material to the consolidated results of operations in any one accounting period. For additional information on litigation and environmental matters, see Note 14 to the consolidated financial statements.

PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 --
A CAUTION CONCERNING FORWARD-LOOKING STATEMENTS:

Under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, the company cautions investors that any forward-looking statements or projections made by the company, including those made in this document, are based on management's expectations at the time they are made, but they are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Economic, competitive, governmental, technological and other factors that may affect the company's operations and prospects are discussed in Exhibit 99 to the company's most recent report on Forms 10-Q and 10-K filed with the Securities and Exchange Commission.

1997 Financial Highlights
ELI LILLY AND COMPANY AND SUBSIDIARIES
(Dollars in millions, except per-share data)


                                                                                     Change
December 31                                           1997(1)       1996(1)         (Percent)
---------------------------------------------------------------------------------------------

Net sales......................................     $8,517.6       $7,346.6             16


Research and development expenses.............       1,382.0        1,189.5             16

Asset impairment..............................       2,443.0            -                -

Gain on sale of DowElanco.....................         631.8            -                -

Net income (loss).............................        (385.1)       1,523.5           N/M(3)

Earnings (loss) per share.....................      $    (.35)     $    1.39          N/M(3)

Earnings (loss) per share - diluted...........           (.35)          1.36          N/M(3)

As adjusted(2):
   Net income.................................      $1,774.4       $1,454.6             22
   Earnings per share.........................           1.61           1.33            21
   Earnings per share - diluted...............           1.57           1.30            21
   Net income as a percent of sales...........          20.8%          19.8%             -

Dividends paid per share......................      $     .74      $     .685            8

Capital expenditures..........................      $   366.3      $    443.9          (17)

Economic Value Added (EVA'r')...................    $   751        $    460             63





(1) Per-share data for both years reflect the two-for-one stock split in September 1997. See Note 9 to the consolidated financial statements.

(2) Reflects the results of operations excluding the impacts in 1997 of the asset impairment, the gain on sale of DowElanco, settlement of a significant portion of the remaining pricing litigation, a charge for discontinuance of a research collaboration and the impact in 1996 of the sale of U.S. marketing rights to Ceclor'r' CD and Keftab'r'. See notes to the consolidated financial statements.

(3) Not meaningful

Consolidated Statements of Income
ELI LILLY AND COMPANY AND SUBSIDIARIES
(Dollars in millions, except per-share data)

Year Ended December 31                                       1997          1996       1995
------------------------------------------------------------------------------------------
Net sales..............................................     $8,517.6     $7,346.6  $6,763.8

Cost of sales..........................................      2,362.9      2,118.4     1,885.7
Research and development...............................      1,382.0      1,189.5     1,042.3
Marketing and administrative...........................      2,314.4      1,991.9     1,854.0
Asset impairment (Note 2)..............................      2,443.0          -           -
Gain on sale of DowElanco (Note 4).....................       (631.8)         -           -
Interest expense.......................................        234.1        288.8       286.3
Other income--net.......................................       (97.2)      (273.3)      (70.1)
                                                             -------      -------     -------
                                                             8,007.4      5,315.3     4,998.2
                                                             -------      -------     -------
Income from continuing operations
  before income taxes..................................        510.2      2,031.3     1,765.6

Income taxes (Note 12).................................        895.3        507.8       459.0
                                                               -----      -------     -------

Income (loss) from continuing operations...............       (385.1)     1,523.5     1,306.6

Discontinued operations, net of tax (Note 4)...........          -            -         984.3
                                                              ------       ------       -----

Net income (loss)......................................      $(385.1)    $1,523.5    $2,290.9
                                                              ======      =======     =======

Earnings (loss) per share (Note 11):
  Income (loss) from continuing operations.............      $   (.35)   $    1.39   $    1.15
  Discontinued operations..............................           -             -          .86
                                                              -------      --------   --------

  Net income (loss)....................................      $   (.35)   $    1.39   $    2.01
                                                              =======     ========    ========

Earnings (loss) per share - diluted (Note 11):
  Income (loss) from continuing operations.............      $   (.35)   $    1.36   $    1.13
  Discontinued operations..............................           -             -          .86
                                                              -------      --------   --------

  Net income (loss)....................................      $   (.35)   $    1.36   $    1.99
                                                              =======     ========    ========




See notes to consolidated financial statements.

Consolidated Balance Sheets
ELI LILLY AND COMPANY AND SUBSIDIARIES
(Dollars in millions)

December 31                                                        1997          1996
-------------------------------------------------------------------------------------
Assets

Current Assets
Cash and cash equivalents..................................     $ 1,947.5     $   813.7
Short-term investments.....................................          77.1         141.4
Accounts receivable, net of allowances of
   $53.3 (1997) and $82.4 (1996)...........................       1,544.3       1,474.6
Other receivables..........................................         338.9         262.5
Inventories (Note 1).......................................         900.7         881.4
Deferred income taxes (Note 12)............................         325.7         145.2
Prepaid expenses...........................................         186.5         172.5
                                                                  -------       -------
   Total current assets....................................       5,320.7       3,891.3




Other Assets
Prepaid retirement (Note 13)...............................         579.1         512.9
Investments (Note 6).......................................         465.6         443.5
Goodwill and other intangibles, net of
   allowances for amortization of $119.3 (1997)
   and $311.0 (1996) (Note 2)..............................       1,550.5       4,028.2
Sundry.....................................................         559.8       1,124.3
                                                                  -------       -------
                                                                  3,155.0       6,108.9

Property and Equipment (Note 1)............................       4,101.7       4,307.0
                                                                  -------       -------


                                                                $12,577.4     $14,307.2
                                                                =========     =========

Consolidated Balance Sheets
ELI LILLY AND COMPANY AND SUBSIDIARIES
(Dollars in millions)

December 31                                                          1997           1996
----------------------------------------------------------------------------------------

Liabilities and Shareholders' Equity

Current Liabilities
Short-term borrowings (Note 7)..................................    $  227.6      $ 1,212.9
Accounts payable...............................................        985.5          829.3
Employee compensation...........................................       456.6          388.4
Dividends payable..............................................        221.7          198.8
Income taxes payable (Note 12).................................      1,188.0          691.8
Other liabilities..............................................      1,112.2          901.0
                                                                     -------        -------
   Total current liabilities...................................      4,191.6        4,222.2

Other Liabilities
Long-term debt (Note 7)........................................      2,326.1        2,516.5
Deferred income taxes (Note 12).................................       215.5          376.0
Retiree medical benefit
   obligation (Note 13)........................................        118.3          136.4
Other noncurrent liabilities....................................       920.3          956.0
                                                                     -------        -------
                                                                     3,580.2        3,984.9

Commitments and contingencies (Note 14)........................         -               -

Minority interest in subsidiary (Note 10)......................        160.0            -

Shareholders' Equity (Notes 8 and 9)
Common stock--no par value
   Authorized shares: 1,600,000,000
   Issued shares:     1,111,521,927............................        694.7          355.6
Additional paid-in capital.....................................          -             67.4
Retained earnings..............................................      4,483.1        7,207.3
Deferred costs--ESOP.............................................     (155.7)        (176.9)
Currency translation adjustments................................      (267.0)         (57.4)
                                                                     -------        -------
                                                                     4,755.1        7,396.0

Less cost of common stock in treasury:
   1997 --   1,000,000 shares
   1996 --  16,079,323 shares..................................        109.5        1,295.9
                                                                       -----        -------
                                                                     4,645.6        6,100.1
                                                                     -------        -------
                                                                   $12,577.4      $14,307.2
                                                                   =========      =========

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows
ELI LILLY AND COMPANY AND SUBSIDIARIES
(Dollars in millions)

Year Ended December 31                                         1997         1996          1995
----------------------------------------------------------------------------------------------
Cash Flows From Operating Activities

Net income (loss)........................................    $ (385.1)     $1,523.5      $2,290.9

Adjustments To Reconcile Net Income (Loss) to
  Cash Flows From Operating Activities
  Depreciation and amortization..........................       509.8         543.5         553.7
  Change in deferred taxes...............................      (293.0)        207.3         144.0
  Gain on sale of DowElanco, net of tax..................      (303.5)          -             -
  Asset impairment, net of tax...........................     2,429.6           -             -
  Net gain on disposition of discontinued
     operations..........................................         -             -          (921.5)
  Other noncash income--net...............................      (37.8)        (97.8)         (9.8)
                                                              -------       -------       -------
                                                              1,920.0       2,176.5       2,057.3

  Changes in operating assets and liabilities:
     Receivables--(increase) decrease....................        (4.7)        104.4        (189.3)
     Inventories--(increase).............................       (65.8)        (42.2)        (22.1)
     Other assets--(increase)............................       (22.2)        (51.7)       (114.5)
     Accounts payable and other
        liabilities--increase (decrease).................       573.1        (195.6)         93.2
                                                              -------        ------       -------
                                                                480.4        (185.1)       (232.7)
                                                              -------        ------       -------

Net Cash From Operating Activities.......................     2,400.4       1,991.4       1,824.6

Cash Flows From Investing Activities
Acquisitions.............................................         -           (97.1)        (36.8)
Additions to property and equipment......................      (366.3)       (443.9)       (551.3)
Disposals of property and equipment......................        11.5          11.2          21.5
Additions to other assets................................       (34.2)        (40.8)        (54.1)
Reductions of investments................................       365.7         396.9         430.8
Additions to investments.................................      (388.5)       (294.3)       (372.9)
Proceeds from sale of DowElanco..........................     1,221.5            -             -
                                                              -------         ------        ----
Net Cash From (Used for) Investing
   Activities............................................       809.7        (468.0)       (562.8)

Cash Flows From Financing Activities
Dividends paid...........................................      (818.0)       (753.2)       (747.2)
Purchases of common stock and other
   capital transactions..................................      (351.3)       (314.5)       (156.0)
Issuances under stock plans..............................       205.4         218.4          54.7
Proceeds from issuance of subsidiary stock...............       160.0           -             -
Decrease in short-term borrowings........................    (1,146.0)       (801.4)       (967.7)
Additions to long-term debt..............................         2.8           -         1,019.5
Reductions of long-term debt.............................        (7.5)        (10.4)        (17.0)
                                                              --------      --------      --------
Net Cash Used for Financing Activities...................    (1,954.6)     (1,661.1)       (813.7)

Effect of exchange rate changes on cash..................      (121.7)        (48.1)         14.5
                                                               ------       --------      -------
Net increase (decrease) in cash and
   cash equivalents......................................     1,133.8        (185.8)        462.6
Cash and cash equivalents at beginning
   of year...............................................       813.7         999.5         536.9
                                                                -----       -------       -------
Cash and cash equivalents at end of year.................    $1,947.5      $  813.7      $  999.5
                                                              =======       =======       =======



See notes to consolidated financial statements.

Segment Information

Industry Data                  (Dollars in millions)      1997           1996          1995
-------------------------------------------------------------------------------------------
Net sales--to unaffiliated customers
  Life-sciences products and services
    Central nervous system...........................    $3,519.7      $2,659.4      $2,266.4
    Endocrine........................................     1,386.3       1,302.2       1,179.1
    Anti-infectives..................................     1,272.5       1,451.4       1,673.9
    Animal health....................................       589.8         547.3         512.4
    Health care management...........................       548.5         372.2         259.4
    Gastrointestinal.................................       526.5         531.4         548.4
    Cardiovascular...................................       421.0         326.5         195.8
    All other........................................       253.3         156.2         128.4
                                                            -----       -------       -------
Net sales............................................    $8,517.6      $7,346.6      $6,763.8
                                                          =======       =======       =======


Life-sciences products and services include a broad range of pharmaceuticals used for the treatment of human and animal diseases and the company's health-care-management activities. The largest category of the products is central-nervous-system agents, which include Prozac, Zyprexa, Darvon'r' and Permax. Endocrine products consist primarily of Humulin, Humatrope, Humalog and Iletin'r'. Anti-infectives include Ceclor, Keflex, Lorabid, Nebcin'r', Tazidime'r' and Vancocin. Animal health products include Tylan; Micotil; Rumensin'r', a nonhormonal cattle feed additive; anticoccidial agents for use in broilers and layer replacements, the largest of which is Coban'r'; and other products for livestock and poultry. Other major groups are health care management, of which PCS is the largest component, and gastrointestinal, all of which is Axid. PCS derives revenue from pharmacy benefit management, such as pharmacy claims processing and adjudication as well as physician-focused medical communications networks. Cardiovascular products consist primarily of ReoPro and Dobutrex. Products in the all-other category include oncology products, of which Gemzar is the largest, and other miscellaneous pharmaceutical products.

Most of the pharmaceutical products are distributed through wholesalers that serve physicians, dentists, pharmacies and hospitals. In 1997, the company's four largest wholesalers each accounted for between 11 and 15 percent of consolidated net sales. Animal health products are sold to wholesale distributors, retailers, manufacturers and producers.


Geographic Information (Dollars in millions)                   1997          1996          1995
-----------------------------------------------------------------------------------------------

Net sales
  United States
     Sales to unaffiliated customers....................    $ 5,411.7      $ 4,265.6     $ 3,812.9
     Transfers to other geographic areas................        637.0          517.3         485.5
                                                              -------        -------       -------
                                                              6,048.7        4,782.9       4,298.4
  Europe, Middle East and Japan
     Sales to unaffiliated customers....................      2,298.1        2,310.0       2,193.8
     Transfers to other geographic areas................      1,026.0          488.3         336.9
                                                              -------        -------       -------
                                                              3,324.1        2,798.3       2,530.7
  Other
     Sales to unaffiliated customers....................        807.8          771.0         757.1
     Transfers to other geographic areas................        272.9           17.7          13.8
                                                              -------        -------       -------
                                                              1,080.7          788.7         770.9
  Eliminations - transfers between
    geographic areas....................................     (1,935.9)      (1,023.3)       (836.2)
                                                             --------       --------      --------
                                                            $ 8,517.6      $ 7,346.6     $ 6,763.8
                                                             ========       ========      ========

Income (loss) from continuing operations
   before income taxes
     United States......................................    $  (630.8)     $ 1,273.5     $   997.8
     Europe, Middle East and Japan......................      1,453.6          772.1         697.1
     Other..............................................        300.1           58.9          92.1
     Eliminations and adjustments.......................       (612.7)         (73.2)        (21.4)
                                                             --------        -------       -------
                                                            $   510.2      $ 2,031.3     $ 1,765.6
                                                             ========        =======       =======

Total assets
     United States......................................    $12,070.7      $11,101.3     $11,321.8
     Europe, Middle East and Japan......................      2,792.3        3,332.6       3,178.0
     Other..............................................        584.2          590.7         527.0
     Eliminations and adjustments.......................     (2,869.8)        (717.4)       (614.3)
                                                             --------       --------      --------
                                                            $12,577.4      $14,307.2     $14,412.5
                                                             ========       ========      ========



Transfers between geographic areas are made at prices that are intended to reasonably approximate an arms-length value of the products. Remittances to the United States are subject to various regulations of the respective governments as well as to fluctuations in exchange rates. The 1997 loss from continuing operations in the United States is primarily a result of the asset impairment (see Note 2). In addition, due primarily to the remittance of intercompany dividends to the United States, total assets decreased in Europe, Middle East and Japan with a corresponding increase in the United States.

Selected Quarterly Data (unaudited)
ELI LILLY AND COMPANY AND SUBSIDIARIES
(Dollars in millions, except per-share data)

1997(1)                                       Fourth          Third           Second          First
---------------------------------------------------------------------------------------------------
Net sales.......................              $2,415.8       $2,160.1        $1,988.7      $1,953.0
Cost of sales...................                 685.0          587.8           548.8         541.3
Operating Expenses..............               1,091.5          932.6           899.4         772.9
Asset Impairment................                   -              -           2,443.0           -
Gain on sale of DowElanco.......                   -             13.6           618.2           -
Other expense-net                                (29.3)         (41.0)           (4.6)         (62.0)
Income (loss) before income
   taxes........................                 610.0          612.3        (1,288.9)         576.8
Net income (loss)...............                 457.5          456.9        (1,732.1)         432.6

Earning (loss) per share........                    .41            .41           (1.57)           .39
Earnings (loss) per share-
   diluted......................                    .40            .40           (1.57)           .38

Dividends paid per share........                    .20            .18             .18            .18

Common stock prices:
   High.................................          70.44          61.75           55.75          47.50
   Low..................................          60.00          50.41           38.69          35.56


1996(1)                                       Fourth          Third(2)        Second        First
-------------------------------------------------------------------------------------------------
Net sales...............................    $2,061.1         $1,803.9        $1,698.3        $1,783.3
Cost of sales...........................       592.4            502.9           505.1           518.0
Operating expenses......................       929.2            763.8           752.4           736.0
Other income (expense) - net............       (56.7)            22.2            24.5            (5.5)
Income before income taxes..............       482.8            559.4           465.3           523.8
Net income..............................       373.0            415.6           345.7           389.2

Earnings per share......................          .34              .38             .31             .36
Earnings per share-diluted..............          .33              .37             .31             .35

Dividends paid per share................          .1713            .1713           .1713           .1713

Common stock prices:
   High.................................        40.19            33.06           33.63           33.81
   Low..................................        31.75            26.75           26.75           24.69


(1) Per-share data and common stock prices for all periods reflect the two-for-one stock split in September 1997. See Note 9 to the consolidated financial statements.

(2) Third-quarter other income includes approximately $100 million for the sale of the U.S. marketing rights for Ceclor CD and Keftab to Dura
    Pharmaceuticals, Inc.

The company's common stock is listed on the New York, London and other stock exchanges.

Selected Financial Data (unaudited)
ELI LILLY AND COMPANY AND SUBSIDIARIES
(Dollars in millions, except per-share data)

                                        1997        1996            1995         1994         1993
                                   ---------------------------------------------------------------
Operations
Net sales.........................   $8,517.6      $7,346.6        $6,763.8     $5,711.6      $5,198.5
Research and development
 expenses.........................     1,382.0      1,189.5         1,042.3       838.7          755.0
Other costs and expenses..........     4,677.3      4,110.3         3,739.7     3,136.4        2,780.4
Asset impairment..................     2,443.0          -               -           -              -
Gain on sale of DowElanco.........      (631.8)         -               -           -              -
Restructuring and special
 charges..........................         -            -               -          66.0        1,032.6
Income from continuing
 operations before taxes
 and accounting changes...........       510.2      2,031.3         1,765.6     1,698.6          662.8
 Income taxes.....................       895.3        507.8           459.0       513.5          198.0
 Income (loss)from:
  Continuing operations
   before accounting
   changes........................      (385.1)     1,523.5         1,306.6     1,185.1          464.8
  Discontinued operations.........         -            -             984.3       101.0           26.3
 Net income (loss)................      (385.1)     1,523.5         2,290.9     1,286.1          480.2
 Income from continuing
  operations before
  accounting changes as a
  percent of sales................      N/M3           20.7%           19.3%       20.7%           8.9%
Per-share data - diluted(1):
  Income (loss) from:
   Continuing operations
    before accounting
    changes.......................    $    (.35)  $    1.36        $    1.13   $    1.01      $     .39
   Discontinued operations........         -              -              .86         .09            .02
  Net income (loss)...............         (.35)         1.36           1.99        1.10            .41
 Dividends declared(1)............          .76           .694           .665        .63            .61
Weighted-average number of
 shares-diluted(thousands)(1)....   1,101,099     1,117,110      1,152,016      1,170,916   1,177,156
                                    =========     =========      =========      =========   =========

Financial Position
Current assets....................    $5,320.7      $3,891.3       $4,138.6     $3,962.3      $3,697.1
Current liabilities...............     4,191.6       4,222.2        4,967.0      5,669.5       2,928.0
Property and equipment-net........     4,101.7       4,307.0        4,239.3      4,411.5       4,200.2
Total assets......................    12,577.4      14,307.2       14,412.5     14,507.4       9,623.6
Long-term debt....................     2,326.1       2,516.5        2,592.9      2,125.8         835.2
Shareholders' equity..............     4,645.6       6,100.1        5,432.6      5,355.6       4,568.8
                                      ========       =======       ========     ========       =======

Supplementary Data(2)
Return on shareholders'
 equity...........................      N/M3            26.4%          42.5%        25.9%         10.2%
Return on assets..................      N/M3            10.7%          15.6%        11.8%          5.2%
Capital expenditures..............    $  366.3      $  443.9       $  551.3     $  576.5      $  633.5
Depreciation and
 amortization.....................       509.8         543.5          553.7        432.2         398.3
Effective tax rate................      N/M3            25.0%          26.0%        30.2%         29.9%
Number of employees...............       31,100       29,200         28,500       26,400        26,200
Number of shareholders of
 record...........................       58,200       54,500         52,600       55,900        59,300
                                        =======       ======         ======       ======        ======

(1) Adjusted to reflect the stock splits in 1995 and 1997.  See Note 9.
(2) All supplementary financial data, other than the effective tax rate, have been computed using net income, which in 1995 includes a net gain of $921.5 million from the divestiture of discontinued operations. See Note 4. The effective tax rate reflects continuing operations only. The number of employees reflects continuing operations, including controlled joint ventures.
(3) Excluding the impacts of the significant transactions reflected in 1997, income from continuing operations before accounting changes as a percent of sales would have been 20.8 percent and the return on shareholders' equity, return on assets and effective tax rate would have been 33.0 percent, 13.5 percent and 25.0 percent, respectively.

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

The outstanding and weighted-average number of shares of common stock and per-share data have been adjusted, for all periods presented, to reflect the impact of the company's November 1995 and September 1997 stock splits. Treasury shares held by the company were not split.

The company has adopted SFAS No. 128, "Earnings per Share," which requires that both basic earnings per share and diluted earnings per share be presented on the face of the income statement. Restatement of earnings-per-share data for previous periods is also required. All per-share amounts, unless otherwise noted in the footnotes, are presented on a diluted basis, that is, based on the weighted-average number of outstanding common shares and the effect of all potentially dilutive common shares (primarily unexercised stock options).

Cash Equivalents: The company considers all highly liquid investments, generally with a maturity of three months or less, to be cash equivalents. The cost of these investments approximates fair value.

Inventories: The company states all its inventories at the lower of cost or market. The company uses the last-in, first-out (LIFO) method for substantially all its inventories located in the continental United States, or approximately 55 percent of its total inventories. Other inventories are valued by the first-in, first-out (FIFO) method. Inventories at December 31 consisted of the following:

                                                      1997            1996
                                                      ----            ----
Finished products............................        $262.0           $294.5
Work in process..............................         459.4            423.4
Raw materials and supplies...................         191.0            171.7
                                                      -----            -----
                                                      912.4            889.6
Less reduction to LIFO cost..................          11.7              8.2
                                                      -----            -----
                                                     $900.7           $881.4
                                                      =====            =====

Investments: All short-term debt securities are classified as held-to-maturity because the company has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at amortized cost, adjusted for amortization of premiums and accretion of discounts to maturity. Substantially all long-term debt and marketable equity securities are classified as available-for-sale at December 31, 1997. Available-for-sale securities are carried at fair value, with the unrealized gains and losses, net of tax, reported in a separate component of shareholders' equity. The company owns no investments that are considered to be trading securities.

Derivative Financial Instruments: The company's derivative activities, all of which are for purposes other than trading, are initiated within the guidelines of documented corporate risk-management policies and do not create additional risk because gains and losses on derivative contracts offset losses and gains on the assets, liabilities and transactions being hedged. As derivative contracts are initiated, the company designates the instruments individually to underlying financial instruments or anticipated transactions (i.e., underlying exposures). Management reviews the correlation and effectiveness of its derivatives on a periodic basis. Derivative contracts that do not qualify for deferral hedge accounting are marked to market.

For terminations of derivatives receiving deferral accounting, gains and losses are deferred when the related underlying exposures remain outstanding and are included in the measurement of the related transaction or balance. In addition, upon termination of the underlying exposures, the derivative is marked to market and the resulting gain or loss is included with the gain or loss on the terminated transaction. The company may redesignate the remaining derivative instruments to other underlying exposures.

The company enters into foreign currency forward and option contracts to reduce the effect of fluctuating currency exchange rates (principally European currencies and the Japanese yen). Generally, foreign currency derivatives used for hedging are put in place using the same or like currencies and duration as the underlying exposures. Forward contracts are principally used to manage exposures arising from affiliate foreign currency balances. These contracts are marked to market with gains and losses recognized currently in income to offset the respective losses and gains recognized on the underlying exposures. The company also enters into purchased option contracts to hedge anticipated foreign currency transactions, primarily intercompany inventory activities expected to occur within the next year, and foreign currency forward contracts and currency swaps to hedge firm commitments. The contracts are designated and effective as hedges of those anticipated transactions. Gains and losses on these contracts that qualify as hedges are deferred and recognized as an adjustment of the subsequent transaction when it occurs. Forward and option contracts generally have maturities not exceeding 12 months.

The company may enter into interest rate swaps to manage interest rate exposures. The company designates the interest rate swaps as hedges of the underlying debt. Interest expense on the debt is adjusted to include the payments made or received under the swap agreements.

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

Property and Equipment: Property and equipment is stated on the basis of cost. Provisions for depreciation of buildings and equipment are computed generally by the straight-line method at rates based on their estimated useful lives. At December 31, property and equipment consisted of the following:

                                                       1997             1996
                                                       ----             ----

Land.............................................     $  130.6       $  143.9
Buildings........................................      2,057.1        2,103.5
Equipment........................................      4,373.8        4,247.0
Construction in progress.........................        473.4          602.0
                                                       -------        -------
                                                       7,034.9        7,096.4
Less allowances for depreciation.................      2,933.2        2,789.4
                                                       -------        -------
                                                      $4,101.7       $4,307.0
                                                       =======        =======

Depreciation expense related to continuing operations for 1997, 1996 and 1995 was $397.5 million, $394.9 million and $371.4 million, respectively. Approximately $20.4 million, $35.8 million and $38.3 million of interest costs were capitalized as part of property and equipment in 1997, 1996 and 1995, respectively. Total rental expense for all leases related to continuing operations, including contingent rentals (not material), amounted to approximately $126.1 million for 1997, $119.6 million for 1996 and $106.8 million for 1995. Capital leases included in property and equipment in the consolidated balance sheets and future minimum rental commitments are not material. However, the company entered into capital lease obligations aggregating $8.8 million in 1997 and $27.4 million in 1996.

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

Earnings (Loss) per Share: Earnings (loss) per share are calculated based on the weighted-average number of outstanding common shares and incremental shares. Diluted earnings (loss) per share are calculated based on the weighted-average number of outstanding common shares, plus the effect of dilutive stock options and other incremental shares.

Note 2:  Asset Impairment

In November 1994, the company purchased PCS Health Systems, Inc. (PCS), McKesson Corporation's pharmaceutical-benefits-management business, for approximately $4.1 billion. Substantially all the purchase price was allocated to goodwill.

Subsequently, pursuant to SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," the company evaluated the recoverability of the long-lived assets, including intangibles, of its PCS health-care-management businesses. While revenues and profits are growing and new capabilities are being developed at PCS, the rapidly changing, competitive and highly regulated environment in which PCS operates has prevented the company from significantly increasing PCS' operating profits from levels that existed prior to the acquisition. In addition, since the acquisition, the health-care-industry trend toward highly managed care has been slower than originally expected and the possibility of selling a portion of PCS' equity to a strategic partner has not been realized. In the second quarter of 1997, concurrent with PCS' annual planning process, the company determined that PCS' estimated future undiscounted cash flows were below the carrying value of PCS' long-lived assets. Accordingly, during the second quarter of 1997, the company adjusted the carrying value of PCS' long-lived assets, primarily goodwill, to their estimated fair value of approximately $1.5 billion, resulting in a noncash impairment loss of approximately $2.4 billion ($2.21 per share). The estimated fair value was based on anticipated future cash flows discounted at a rate commensurate with the risk involved.

Note 3:  Restructuring and Special Charges

In both 1993 and 1992, the company announced major actions designed to enhance the company's competitiveness in the changing health care environment, reduce expenses and improve efficiencies. During 1997 and 1996, the company continued to take steps to complete these actions.

Significant components of these charges and their status at December 31, 1996 and 1997, respectively, are summarized as follows:

                                               Original
                                               Charges           1996           1997
                                               -------------------------------------
1993
----
Work force reductions........................    $  534.5         $ 24.7        $  -
Manufacturing consolidations
  and other closings..........................      204.3           91.8          48.1
Pharmaceutical streamlining...................       35.3            -             -
Asset write-downs, legal
  accruals and other..........................      258.5            4.4           4.8
                                                  -------          -----         -----
Total -  continuing operations...............    $1,032.6         $120.9        $ 52.9
                                                  =======          =====         =====

1992
----
Global manufacturing strategy................    $  218.9         $ 59.1        $ 38.6
Legal, environmental, asbestos
   abatement and other.......................       185.5           61.3          54.0
                                                  -------          -----         -----
Total -  continuing operations...............    $  404.4         $120.4        $ 92.6
                                                  =======          =====         =====

The 1993 restructuring actions consisted primarily of early-retirement and other severance programs associated with work force reductions as well as streamlining core pharmaceutical operations. In addition, restructuring actions in both 1993 and 1992 have resulted or will result in a consolidation of certain manufacturing operations and changes in the nature and/or location of certain manufacturing operations. Asset write-downs reflected changes in pharmaceutical markets. Special charges were established for patent and product liability matters in both 1993 and 1992.

Note 4:  Divestitures

On June 30, 1997, The Dow Chemical Company acquired the company's 40 percent interest in the DowElanco joint venture. The cash purchase price was $1.2 billion, resulting in a gain of $631.8 million ($303.5 million after-tax, or $.28 per share).

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

The income from discontinued operations appearing on the consolidated statements of income represents the results of the MDD division for the periods presented and the net gain upon divestiture and is summarized as follows:

                                                                        1995
                                                                        ----
Net sales............................................................   $ 771.6

Cost of sales........................................................     258.2
Other operating expenses.............................................     356.8
Income before tax....................................................     111.9
Income from operations, net of tax...................................      62.8
Net gain on disposition, net of tax ($88.1 million)..................     921.5
                                                                          -----
Discontinued operations..............................................   $ 984.3
                                                                          =====


Note 5:  Implementation of New Financial Accounting Standards

In June 1997, SFAS No. 130, "Reporting Comprehensive Income," was issued. The statement must be adopted by the company in the first quarter of 1998. Under provisions of this statement, the company will be required to include a financial statement presentation of comprehensive income and its components to conform to these new requirements. As a consequence of this change, certain reclassifications will be necessary for previously reported amounts to achieve the required presentation of comprehensive income. Implementation of this disclosure standard will not affect the company's financial position or results of operations.

In June 1997, SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information," was issued. The statement must be adopted by the company on December 31, 1998. Under provisions of this statement, the company will be required to modify or expand the financial statement disclosures for operating segments, products and services, and geographic areas. Implementation of this disclosure standard will not affect the company's financial position or results of operations.

In December 1997, SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits," was issued and is effective for the company's

1998 fiscal year. The statement revises current disclosure requirements for employers' pensions and other retiree benefits. Implementation of this disclosure standard will not affect the company's financial position or results of operations.

Note 6:  Financial Instruments

Risk-Management Instruments and Off-Balance-Sheet Risk

In the normal course of business, operations of the company are exposed to fluctuations in currency values and interest rates. These fluctuations can vary the costs of financing, investing and operating. The company addresses a portion of these risks through a controlled program of risk management that includes the use of derivative financial instruments.

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

At December 31, the stated, or notional, amounts of the company's outstanding derivative financial instruments were as follows:

                                                                  1997           1996
                                                                  ----           ----
Forward exchange contracts..................................     $ 593.9        $ 688.2
Foreign currency options - purchased........................       504.5          331.9
Interest rate swaps.........................................        30.0           30.0

Financial instruments that potentially subject the company to credit risk consist principally of trade receivables and interest-bearing investments. Wholesale distributors of life-sciences products and managed care organizations account for a substantial portion of trade receivables; collateral is generally not required. The risk associated with this concentration is limited due to the company's ongoing credit review procedures. The company places substantially all its interest-bearing investments with major financial institutions, in U.S. Government securities or with top-rated corporate issuers. In accordance with documented corporate policies, the company limits the amount of credit exposure to any one financial institution.

Fair Value of Financial Instruments

A summary of the company's outstanding financial instruments at December 31 follows. As summarized, "cost" relates to investments while "carrying amount" relates to long-term debt.

                                                  1997                     1996
                                      -------------------------------------------------
                                      Cost/Carrying     Fair    Cost/Carrying     Fair
                                          Amount       Value         Amount      Value
                                          ------       -----         ------      -----

Short-term investments:
   Debt securities...........             $   77.1    $   76.9      $   141.4   $   144.5

Noncurrent investments:
   Marketable equity.........                 77.7        86.0           72.0        91.4
   Debt securities...........                 93.0        93.3           56.9        57.0
   Nonmarketable equity......                 34.2        33.7           20.3        19.0

Long-term debt......................       2,266.4     2,426.5        2,465.5     2,511.6

The company determines fair values based on quoted market values where available or discounted cash flow analyses (principally long-term debt). The fair values of nonmarketable equity securities, which represent either equity investments in start-up technology companies or partnerships that invest in start-up technology companies, are estimated based on the fair value information provided by these ventures. The fair value and carrying amount of risk-management instruments were not material at December 31, 1997 or 1996.

At December 31, 1997 and 1996, the gross unrealized holding gains on available-for-sale securities were $19.1 million and $27.5 million, respectively, and the gross unrealized holding losses were $13.8 million and $9.4 million, respectively. Substantially all these gains and losses are associated with the marketable equity securities. The proceeds from sales of available-for-sale securities totaled $39.7 million and $102.1 million in 1997 and 1996, respectively. Realized gains and losses were $6.6 million and $25.3 million, respectively, in 1997. Purchases of available-for-sale securities were not significant in 1997 and 1996. The net adjustment to unrealized gains and losses on available-for-sale securities reduced shareholders' equity by $7.7 million and $39.0 million in 1997 and 1996, respectively.

The company is a limited partner in certain affordable housing investments that generate benefits in the form of tax credits. The determination of fair value of these investments is not practicable. The carrying value of such investments was $253.2 million and $276.3 million as of December 31, 1997 and 1996, respectively.

Note 7:  Borrowings

Long-term debt at December 31 consisted of the following:

                                                                   1997          1996
                                                               ---------------------------
6.57 to 7.13 percent notes (due 2016-2036)...................    $1,000.0       $1,000.0
6.25 to 8.38 percent notes (due 1999-2006)...................       750.0          750.0
5.50 to 8.38 percent Eurodollar bonds
   (due 1998-2005)...........................................       500.0          500.0
7.10 percent medium-term notes (due 1999)                            36.5          100.7
8.18 percent ESOP debentures (due 2006)......................       100.6          114.4
Other, including capitalized leases..........................       137.3          178.6
                                                                  -------        -------
                                                                  2,524.4        2,643.7

Less current portion.........................................       198.3          127.2
                                                                  -------        -------
                                                                 $2,326.1       $2,516.5
                                                                  ========       =======

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

The aggregate amounts of maturities on long-term debt for the next five years are as follows: 1998, $198.3 million; 1999, $167.9 million; 2000, $221.3 million; 2001, $168.6 million; and 2002, $17.7 million.

At December 31, 1997, short-term borrowings included $29.3 million of notes payable to banks. At December 31, 1996, commercial paper and notes payable to banks totaled $1 billion and $85.7 million, respectively, with a weighted-average interest rate of 5.7 percent. At December 31, 1997, unused committed lines of credit totaled $2 billion. Compensating balances and commitment fees are not material, and there are no conditions that are probable of occurring under which the lines may be withdrawn.

Cash payments of interest on borrowings totaled $243.9 million, $292.9 million and $271.7 million in 1997, 1996 and 1995, respectively.


Note 8:  Stock Plans

Stock options and performance awards have been granted to officers and other executive and key employees. Stock options are granted at exercise prices equal to the fair market value of the company's stock at the dates of grant. Generally, options vest 100 percent three years from the grant date and have a term of 10 years.

In October 1995, the company issued its second grant under the GlobalShares program. Essentially all employees were given an option to buy 400 shares of the company's common stock at a price equal to the fair market value of the company's stock at the date of grant. Options to purchase approximately 10.3 million shares were granted as part of the program. Individual grants generally become exercisable on or after the third anniversary of the grant date and have a term of 10 years.

The company has elected to follow Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its stock options. Under APB No. 25, because the exercise price of the company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized. Total compensation expense for stock-based awards reflected in income on a pretax basis was $242.1 million, $164.2 million, and $93.1 million in 1997, 1996 and 1995, respectively. However, SFAS No. 123, "Accounting for Stock-Based Compensation," requires presentation of pro forma information as if the company had accounted for its employee stock options granted subsequent to December 31, 1994, under the fair value method of that statement. For purposes of pro forma disclosure, the estimated fair value of the options is amortized to expense over the vesting period. Under the fair value method, the company's net income (loss) and earnings (loss) per share would have been as follows:

                                                           1997        1996        1995
                                                           ----        ----        ----
Net income (loss).......................................   $(424.2)    $1,496.5    $2,285.3
Earnings (loss) per share - diluted....................      $(0.39)       $1.34       $1.98

Because SFAS No. 123 is applicable only to options granted subsequent to December 31, 1994, and the options have a three-year vesting period, the pro forma effect will not be fully reflected until 1998.

The weighted-average fair value of the individual options granted during 1997, 1996, and 1995 is estimated as $15.55, $8.25 and $5.03, respectively, on the date of grant. The fair values for both years were determined using a Black-Scholes option-pricing model with the following assumptions:

                                                1997            1996             1995
                                                ----            ----             ----
Dividend yield............................         3.14%         3.24%             3.28%
Volatility................................        21.5%         21.0%             19.7%
Risk-free interest rate...................         6.18%         6.36%             5.87%
Forfeiture rate...........................         0             0                 0
Expected life.............................         7 years       7 years           7 years

Stock option activity during 1995-1997 is summarized below:

                                                 Shares of         Weighted-Average
                                                Common Stock           Exercise
                                                Attributable           Price of
                                                 to Options             Options
                                            -------------------------------------------
Unexercised at January 1, 1995............         62,162,720           $13.43
Granted...................................         21,541,326            23.25
Exercised.................................         (5,784,356)           10.60
Forfeited.................................         (2,686,100)           12.12
                                                  -----------
Unexercised at December 31, 1995..........         75,233,590            16.51
Granted...................................          6,340,874            33.55
Exercised.................................        (14,583,420)           12.94
Forfeited.................................         (1,081,168)           20.93
                                                  -----------
Unexercised at December 31, 1996..........         65,909,876            18.86
Granted...................................          5,854,408            64.73
Exercised.................................        (10,072,728)           13.88
Forfeited.................................           (797,912)           22.30
                                                  -----------
Unexercised at December 31, 1997..........         60,893,644            24.05
                                                  ===========

The following table summarizes information concerning outstanding and exercisable options at December 31, 1997 (shares in millions, contractual life in years):

                           Options Outstanding                  Options Exercisable
--------------- ------------------------------------------- ----------------------------
                                Weighted-
                                 Average      Weighted-                     Weighted-
   Range of                     Remaining      Average                       Average
   Exercise        Number      Contractual     Exercise        Number       Exercise
    Prices       Outstanding      Life          Price        Exercisable      Price
--------------- ------------------------------------------- ----------------------------
  $ 5 - $15          20.9          5.5          $12.78           20.9        $12.78
  $15 - $20           6.0          3.8          $17.04            5.6        $16.99
  $20 - $30          22.2          7.2          $23.05            2.7        $20.47
  $30 - $65          11.8          9.3          $49.33             .4        $32.14

Shares exercisable at December 31, 1997 were 29,559,024 (1996 - 30,565,500 shares, 1995 - 26,792,490 shares).

At December 31, 1997, additional options, performance awards or restricted stock grants may be granted under the 1994 Lilly Stock Plan for not more than 1,312,218 shares (1996 - 6,586,656 shares, 1995 - 14,732,006 shares).

Note 9:  Shareholders' Equity

Changes in the components of shareholders' equity were as follows:


                                                                             Common Stock in
                                     Additional                Deferred         Treasury
                                      Paid-in       Retained    Costs--      ---------------
                                      Capital       Earnings      ESOP       Shares   Amount
                                     ---------      --------    -------      ---------------

Balance at January 1, 1995..........    $  421.7     $5,062.1    $(218.2)        871,514    $   55.0
Net income..........................                  2,290.9
Cash dividends declared per
   share: $.665.....................                   (747.8)
Stock dividend declared.............                   (172.6)
Purchase for treasury...............                                           2,630,000        160.0
Increase in treasury shares
   from Guidant exchange
   transaction (Note 4)..............       10.9                              16,504,298      1,533.6
Issuance of stock under
   employee stock plans.............       (24.1)                             (1,841,175)      (122.0)
ESOP transactions...................         9.9                    18.7
Unrealized investment gains
   and losses, net of tax...........                     52.9
Other...............................        (0.1)        (1.2)                   (15,143)        (1.1)
                                           -----      -------     ------      ----------      -------
Balance at December 31, 1995               418.3      6,484.3     (199.5)     18,149,494      1,625.5
Net income..........................                  1,523.5
Cash dividends declared per
   share: $.695......................                  (762.9)
Purchase for treasury...............                                           5,315,000        318.5
Issuance of stock under
   employee stock plans..............     (368.4)                             (7,384,672)      (648.0)
ESOP transactions...................        17.5                    22.6
Unrealized investment gains
   and losses, net of tax...........                    (39.0)
Other................................                     1.4                       (499)        (0.1)
                                          -------     -------    -------      ----------      -------
Balance at December 31, 1996........        67.4      7,207.3     (176.9)     16,079,323      1,295.9
Net loss............................                   (385.1)
Cash dividends declared
   per share: $0.76.................                   (840.9)
Stock dividend declared.............                   (346.5)
Retirement of treasury shares.......    (1,134.5)                            (14,223,272)    (1,143.4)
Purchase for treasury...............                                           3,400,000        355.3
Issuance of stock under
   employee stock plans.............       (99.7)                             (4,247,216)      (397.4)
ESOP transactions...................        39.6                    21.2
Unrealized investment gains
   and losses, net of tax...........                     (7.7)
Other...............................        (0.3)       (16.5)                    (8,835)        (0.9)
Reclassification....................     1,127.5     (1,127.5)
                                         -------      -------
Balance at December 31,1997.........    $    0.0     $4,483.1    $(155.7)      1,000,000     $  109.5
                                         ========     =======     ======       =========      =======


On September 15, 1997, the company's board of directors declared a two-for-one stock split to be effected in the form of a 100 percent stock dividend payable to shareholders of record at the close of business September 24, 1997. The outstanding and weighted-average number of shares of common stock and per-share data in these financial statements have been adjusted to reflect the impact of the stock split for all periods presented. The company now has 1,111,521,927 issued shares of common stock without par value, including 554,331,485 shares issued October 15, 1997, as a result of the stock split. Treasury shares held by the company were not split.

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

Under the terms of the company's Shareholder Rights Plan, all shareholders of common stock received for each share owned a preferred stock purchase right entitling them to purchase from the company one four-hundredth of a share of Series A Participating Preferred Stock at an exercise price of $40.625. The rights are not exercisable until after the date on which the company's right to redeem has expired. The company may redeem the rights for $.00125 per right up to and including the tenth business day after the date of a public announcement that a person (the "Acquiring Person") has acquired ownership of stock having 20 percent or more of the company's general voting power (the "Stock Acquisition Date").

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

Note 10:  Minority Interest in Subsidiary

In October of 1997, a domestic subsidiary of the company issued $160 million (160 shares) of convertible Class B stock to an institutional investor. The Class B stock pays dividends on a quarterly basis at 25 basis points above the three-month LIBOR rate. The Class B stock is convertible on a one-to-one basis into the subsidiary's Class A stock at the option of the holder at any time. The subsidiary may redeem the Class B stock for $1 million per share plus accrued and unpaid dividends five years from the date of issuance and upon each fifth-year anniversary thereafter. Also, the stock may be redeemed by the subsidiary upon various redemption events, as defined in the stockholder's agreement, or at the option of the holder seven years from the date of issuance for $1 million per share plus accrued and unpaid dividends.

Note 11:  Earnings (Loss) Per Share

The following is a reconciliation of the numerators and denominators used in computing earnings (loss) per share from continuing operations:


                                                         1997             1996          1995
                                                     ------------------------------------------
                                                                (Shares in thousands)
Income (Loss) Available to Common
  Shareholders:

   Income (loss) from continuing
     operations.............................          $(385.1)          $1,523.5       $1,306.6

   Preferred stock dividend.................             (2.6)              (3.6)          -
                                                       ------            -------         -----

   Income (loss) available to common
     shareholders..........................           $(387.7)          $1,519.9       $1,306.6
                                                       ======            =======        =======

Earnings (Loss) per Share:

   Weighted-average number of common
    shares outstanding, including
    incremental shares.....................         1,101,099          1,093,920      1,138,376
                                                    ---------          ---------     ---------

   Earnings (loss) per share from
    continuing operations..................        $    (0.35)        $     1.39    $     1.15
                                                    =========          =========     =========

Diluted Earnings (Loss) per Share:

   Weighted-average number of common
     shares outstanding....................         1,101,099          1,093,654     1,138,052

   Stock options and other incremental
     shares................................             -                 23,456        13,964
                                                    ---------          ---------     ---------

   Weighted-average number of common
     shares outstanding - diluted..........         1,101,099          1,117,110     1,152,016
                                                    ---------          ---------     ---------

   Diluted earnings (loss) per share
     from continuing operations............        $    (0.35)        $     1.36    $     1.13
                                                    =========          =========     =========

For 1997, because the inclusion of stock options and other incremental shares would be antidilutive, earnings per share has been calculated assuming no incremental shares. For diluted earnings (loss) per share, stock options and other incremental shares aggregated 29,480,000 for 1997.

Note 12:  Income Taxes

Following is the composition of income taxes attributable to continuing operations:

                                                       1997           1996          1995
                                                       ----           ----          ----
Current:
   Federal.......................................      $765.7        $306.0         $177.0
   Foreign.......................................       392.3         143.1          140.1
   State.........................................        52.3           7.4            3.8
                                                      -------         -----          -----
                                                      1,210.3         456.5          320.9

Deferred:
   Federal.......................................      (281.2)         26.6          114.2
   Foreign.......................................         9.6           7.8            1.9
   State.........................................       (43.4)         16.9           22.0
                                                       ------        ------          -----
                                                       (315.0)         51.3          138.1
                                                       ------        ------          -----
Income taxes.....................................     $ 895.3       $ 507.8         $459.0
                                                       ======        ======          =====


Significant components of the company's deferred tax assets and liabilities as of December 31 are as follows:

                                                             1997                    1996
                                                             ----                    ----
Deferred tax assets:
   Foreign tax credit and other
      carryforwards...................................       $  451.7            $   68.0
   Inventory.................................                   248.7                73.6
   Compensation and benefits.................                   173.1               149.9
   Litigation, environmental and asbestos....                    77.2                91.4
   Restructuring and special charges.........                    40.3                91.0
   Other.....................................                   263.4               266.5
                                                              -------               -----
                                                              1,254.4               740.4

   Valuation allowances......................                  (110.2)              (63.0)
                                                               ------               -----

      Total deferred tax assets..............                 1,144.2               677.4

Deferred tax liabilities:
   Property and equipment....................                  (555.9)             (570.0)
   Prepaid employee benefits.................                  (229.6)             (215.7)
   Other.....................................                  (213.3)              (61.4)
                                                               ------              ------
      Total deferred tax liabilities.........                  (998.8)             (847.1)
                                                               ------              ------

Deferred tax assets (liabilities)--net..................      $  145.4            $ (169.7)
                                                               =======             =======

At December 31, 1997, the company had carryforwards for income tax purposes of $409.7 million: $290.9 million will expire within five years and $68 million thereafter; $50.8 million of the carryforwards will never expire.

Unremitted earnings of foreign subsidiaries that have been, or are intended to be, permanently reinvested for continued use in foreign operations and which, if distributed, would result in taxes at approximately the U.S. statutory rate, aggregated $115 million at December 31, 1997 ($1,883 million at December 31,
1996). However, the company expects to remit certain earnings in the future on which $152.0 million in deferred tax liabilities have been accrued. Cash payments of taxes totaled $542 million, $289 million and $449 million in 1997, 1996 and 1995, respectively.

Following is a reconciliation of the effective income tax of the continuing operations:

                                                           1997            1996        1995
                                                       ------------------------------------

United States federal statutory tax....................     $178.6       $711.0        $618.0
Add (deduct):
 Asset impairment......................................      841.6          -             -
 General business credits..............................      (64.3)       (35.0)        (21.5)
 Sale of investments...................................      (48.4)         -             -
 International operations including
   Puerto Rico.........................................      (37.2)      (189.1)       (174.8)
 Nondeductible goodwill amortization...................       25.9         40.3          36.8
 Sundry................................................       (0.9)       (19.4)          0.5
                                                             -----        -----         -----

Effective income tax...................................     $895.3       $507.8        $459.0
                                                             =====        =====         =====

Excluding the impact of the asset impairment and gain on the sale of DowElanco, the effective income tax rate for 1997 would be 25 percent compared with 25 percent in 1996 and 26 percent in 1995.

Note 13:  Retirement Benefits

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

Net pension expense for the company's retirement plans included the following components related to continuing operations:

                                                           1997         1996         1995
                                                           ----         ----         ----
Service cost--benefits earned during the
   year.............................................      $  89.2      $  84.4      $  69.8
Interest cost on projected benefit
   obligations......................................        179.0        167.2        160.2
Actual return on assets.............................       (407.7)      (356.1)      (434.8)
Net amortization and deferral.......................        164.0        130.2        227.4
                                                          -------      -------      -------
Net annual pension expense..........................      $  24.5      $  25.7      $  22.6
                                                          =======      =======      =======

The funded status and amounts recognized in the consolidated balance sheets for the company's defined benefit retirement plans at December 31 were as follows:

                                          Assets Exceed              Accumulated Benefits
                                      Accumulated Benefits              Exceed Assets
                                        1997          1996            1997         1996
                                     --------------------------------------------------------
Plan assets at fair
  value.............................    $2,923.2        $2,629.2      $    -          $   -
Actuarial present value
  of benefit obligations:
    Vested benefits.................     1,858.9         1,721.5         126.2          113.3
    Nonvested benefits..............       126.8           112.7           5.4            2.5
                                         -------         -------        ------          -----
Accumulated benefit
  obligation........................     1,985.7         1,834.2         131.6          115.8
Effect of projected future
  salary increases..................       420.7           348.2          12.9            5.3
                                         -------         -------        ------          -----


Projected benefit
  obligation........................     2,406.4         2,182.4         144.5          121.1
                                         -------         -------       -------          -----
Funded status.......................       516.8           446.8        (144.5)        (121.1)
Unrecognized net
  (gain) loss.......................       (44.5)          (43.1)         30.7            6.3
Unrecognized prior
  service cost......................       104.9           107.5          13.1           14.8
Unrecognized net
  obligation at
  January 1, 1986...................         1.9             1.7           1.1            1.4
Additional minimum
  liability.........................       -                  -          (32.0)         (17.2)
                                         -------         -------        ------         ------
Prepaid (accrued)
  pension cost......................    $  579.1        $  512.9       $(131.6)       $(115.8)
                                         =======         =======        ======         ======

The assumptions used to develop net periodic pension expense from continuing operations and the actuarial present value of projected benefit obligations are shown below:

                                            (percents)    1997          1996       1995
                                                          -----------------------------

Weighted-average discount rate.......................        7.5         8.1           7.6
Rate of increase in future
   compensation levels...............................    4.0-8.0     4.5-8.0       4.5-9.5
Weighted-average expected long-term
   rate of return on plan assets.....................       10.5        10.5          10.5


The discount rate decrease at December 31, 1997, increased the projected benefit obligation by approximately $177.2 million.

The company has defined contribution savings plans that cover its eligible employees worldwide. The purpose of these defined contribution plans is generally to provide additional financial security during retirement by providing employees with an incentive to make regular savings. Company contributions to the plans are based on employee contributions and the level of company match. Expenses attributable to continuing operations under the plans totaled $46.8 million, $42.6 million and $38.3 million for the years 1997, 1996 and 1995, respectively.

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

Net postretirement benefit expense from continuing operations included the following components:

                                                        1997         1996         1995
                                                        ----         ----         ----
Service cost--benefits earned during
   the year .......................................      $ 11.2      $ 11.7      $  9.8
Interest cost on accumulated
  postretirement benefit obligations...............        31.6        28.8        24.7
Actual return on assets............................       (30.1)      (29.7)      (20.4)
Net amortization and deferral......................         5.2         6.0        (4.9)
                                                          -----       -----       -----
Net periodic postretirement benefit cost...........      $ 17.9      $ 16.8      $  9.2
                                                          =====       =====       =====

The funded status and amounts recognized in the consolidated balance sheets for the company's defined benefit postretirement plans at December 31 were as follows:

                                                       1997        1996
                                                       ----        ----
Accumulated postretirement benefit obligation:
   Retirees..................................         $ 339.3      $308.4
   Fully eligible active plan participants...            66.7        35.9
   Other active plan participants............            71.5        67.8
                                                       ------       -----
                                                        477.5       412.1
Plan assets at fair value....................           228.1       200.1
                                                       ------       -----
Accumulated postretirement benefit obligation
   in excess of plan assets..................           249.4       212.0
Unrecognized benefit of plan amendment.......             3.1        11.0
Unrecognized net loss........................          (134.2)      (86.6)
                                                       ------       -----
Accrued postretirement benefit cost..........         $ 118.3      $136.4
                                                       ======       =====

The assumptions used to develop the net postretirement benefit expense from continuing operations and the present value of the accumulated postretirement benefit obligations are shown below:

                                            (percents)        1997        1996       1995
                                                              ----        ----       ----

Weighted-average discount rate...............                  7.5         8.0        7.5
Expected long-term rate of return......................       10.5        10.5       10.5
Health care cost trend rate for
   participants:
      Under age 65...........................                  7.0         7.0        7.0
      Over age 65............................                  5.0         5.0        5.0

If these trend rates were to be increased by one percentage point each future year, the December 31, 1997, accumulated postretirement benefit obligation would increase by 10 percent and the aggregate of the service and interest cost components of 1997 annual expense from continuing operations would increase by 14 percent. The decrease in the discount rate at December 31,

1997, increased the accumulated postretirement benefit obligation by approximately $27.5 million.

Postemployment Benefits:

The company provides certain other postemployment benefits, primarily related to disability benefits, and accrues for the related cost over the service lives of the employees. Expenses associated with these benefit plans in 1997, 1996 and 1995 were not significant.

Note 14:  Contingencies

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

Under the Comprehensive Environmental Response, Compensation, and Liability Act, commonly known as Superfund, the company has been designated as one of several potentially responsible parties with respect to certain sites. Under Superfund, each responsible party may be jointly and severally liable for the entire amount of the cleanup. The company also continues remediation of certain of its own sites. The company has accrued for estimated Superfund cleanup costs, remediation and certain other environmental matters, taking into account, as applicable, available information regarding site conditions, potential cleanup methods, estimated costs and the extent to which other parties can be expected to contribute to payment of those costs. The company has reached a settlement with its primary liability insurance carrier providing for coverage for certain environmental liabilities and has instituted litigation seeking coverage from certain excess carriers.

The company has been named, along with numerous other U.S. prescription drug manufacturers, as a defendant in a large number of related actions brought by retail pharmacies alleging violations of federal and state antitrust and pricing laws. The federal suits include a class action on behalf of the majority of U.S. retail pharmacies. The company and several other manufacturers have settled the federal class action case and the anticipated settlement was accrued in the fourth quarter of 1995. That settlement is now final. Separately, in June 1997 the company reached a settlement with a large number of the remaining plaintiffs in the federal case. Still pending are related suits brought in federal and several state courts by a large number of retail pharmacies involving claims of price discrimination or claims under other pricing laws. Additional cases have been brought on behalf of consumers in several states.

The environmental liabilities and litigation accruals have been reflected in the company's consolidated balance sheet at the gross amount of approximately $365 million. Estimated insurance recoverables of approximately $240 million have been reflected as assets in the consolidated balance sheet.

Barr Laboratories, Inc. (Barr), and Geneva Pharmaceuticals, Inc. (Geneva), have each submitted an Abbreviated New Drug Application (ANDA) seeking FDA approval to market generic forms of Prozac before the expiration of the company's patents. The ANDAs assert that Lilly's U.S. patents covering Prozac are invalid and unenforceable. In April 1996, the company filed suit against Barr in federal court in Indianapolis seeking a ruling that Barr's challenge to Lilly's patents is without merit. In June 1997, the company filed a similar suit against Geneva in the same court. While the company believes that the claims of Barr and Geneva are without merit, there can be no assurance that the company will prevail. An unfavorable outcome of this litigation could have a material adverse effect on the company's consolidated financial position, liquidity or results of operations.

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

In addition to the system of internal accounting controls, the company maintains guidelines of company policy emphasizing proper overall business conduct, possible conflicts of interest, compliance with laws and confidentiality of proprietary information. The guidelines are reviewed on a periodic basis with employees worldwide.

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

January 30, 1998

Report of Independent Auditors

Board of Directors and Shareholders
Eli Lilly and Company

We have audited the accompanying consolidated balance sheets of Eli Lilly and Company and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Eli Lilly and Company and subsidiaries at December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

Ernst & Young LLP

Indianapolis, Indiana
January 30, 1998

Appendix to Exhibit 13

                             Graphs in Annual Report to Shareholders
                              for the Year Ended December 31, 1997

Set forth below, converted to tabular format, are the graphs contained in the paper format of the portions of the Company's Annual Report to Shareholders that are contained in this Exhibit 13.

Graph #1--Net Sales

($ millions)

Year           Amount
----           ------
1988            $2,943.7
1989             3,391.0
1990             4,178.3
1991             4,533.4
1992             4,963.1
1993             5,198.5
1994             5,711.6
1995             6,763.8
1996             7,346.6
1997             8,517.6

Net sales increased 16 percent as strong worldwide volume growth of 18 percent and a slight increase in global selling prices were partially offset by unfavorable exchange rates.

Graph #2--Net Sales

($ millions; percentages represent changes from 1996)

                                                   Percent Change
Class                           Amount               from 1996
-----                           ------             --------------
Prozac                         $2,559.2                     9%
Anti-Infectives                 1,272.5                  (12)%
Insulins                        1,073.3                     9%
Zyprexa                           730.2                   740%
Animal Health                     589.8                     8%
Axid                              526.5                   (1)%
Humatrope                         259.7                   (3)%
ReoPro                            254.4                    70%
Gemzar                            174.8                   183%

In 1997, sales of three of the company's newer products, Zyprexa, Gemzar, and ReoPro, and continued growth in sales of Prozac contributed to the 16 percent increase in net sales. In total, 14 products, spanning all therapeutic classes, had annual sales in excess of $100 million.

Appendix to Exhibit 13 Continued

Graph #3--Sales Outside the U.S.

($ millions)

Year           Amount
----           ------
1988            $1,143.3
1989             1,335.7
1990             1,636.9
1991             1,807.0
1992             1,996.2
1993             2,097.5
1994             2,430.2
1995             2,950.9
1996             3,081.0
1997             3,105.9

Sales volume growth of 12 percent outside the U.S. was offset by an adverse exchange rate impact of 9 percent and price declines of 2 percent, resulting in net sales growth outside the U.S. of 1 percent in 1997.

Graph #4--Research and Development Expenses

($ millions)

Year           Amount
----           ------
1993         $  755.0
1994            838.7
1995          1,042.3
1996          1,189.5
1997          1,382.0

Worldwide research and development expenditures increased 16 percent in 1997, the same rate as sales, in support of the company's strong pipeline, which includes 16 compounds in Phase II or Phase III clinical trials.

Graph #5--Income (Loss) from Continuing Operations

($ millions)

Year           Amount
----           ------
1993                   $  464.8
1994                    1,185.1
1995                    1,306.6
1996                    1,523.5
1997 reported            (385.1)
1997 normalized         1,774.4

In 1997, the company recognized the first annual net loss in its history due to the asset impairment charge, which was offset somewhat by the DowElanco gain. Without these significant events, income from continuing operations would have increased 16 percent, to $1.77 billion. The year 1993 includes restructuring and special charges. See notes 2, 3 and 4 to the consolidated financial statements.

Appendix to Exhibit 13 Continued

Graph #6--Economic Value Added

($ millions)

Year                         Amount
----                         ------
1995                         $333
1996                          460
1997                          751

In 1997, Lilly's Economic Valued Added (EVA) was $751 million, an increase of 63 percent, reflecting the company's commitment to delivering exceptional shareholder value.

Graph #7--Capital Expenditures

($ millions)

Year             Amount
----             ------
1993             $633.5
1994              576.5
1995              551.3
1996              443.9
1997              366.3

Capital expenditures declined 17 percent from the 1996 level to their lowest level in nine years.

Graph #8--Dividends Paid per Share

(dollars)

Year           Amount
----           ------
1993            $.605
1994             .625
1995             .655
1996             .685
1997             .74

Dividends paid during 1997 were increased twice totaling 8 percent. Nineteen ninety-seven was the 30th consecutive year in which dividends were increased. These increases reflect the company's continued commitment to its shareholders.