Form 10-K, Exhibit 13
period 1998-12-31
LILLY ELI & CO
filed 1999-03-26
CIK 59478

EXHIBIT 13. ANNUAL REPORT TO SHAREHOLDERS FOR THE YEAR
            ENDED DECEMBER 31, 1998


Consolidated Statements of Income
ELI LILLY AND COMPANY AND SUBSIDIARIES
(Dollars in millions, except per-share data)

Year Ended December 31                                                     1998                    1997                1996
------------------------------------------------------------------------------------------------------------------------------------
Net sales.........................................................       $9,236.8               $ 7,987.7            $6,998.3

Cost of sales.....................................................        2,015.1                 1,946.0             1,872.1
Research and development..........................................        1,738.9                 1,370.2             1,189.5
Marketing and administrative......................................        2,658.3                 2,233.1             1,892.4
Acquired in-process technology (Note 4)...........................          127.5                       -                   -
Asset impairment (Note 3).........................................              -                    97.8                   -
Gain on sale of DowElanco (Note 4)................................              -                  (631.8)                  -
Interest expense..................................................          181.3                   232.7               288.0
Other income--net.................................................         (149.3)                 (161.4)             (375.0)
                                                                         --------               ---------            --------
                                                                          6,571.8                 5,086.6             4,867.0
                                                                         --------               ---------            --------
Income from continuing operations before
  income taxes and extraordinary item.............................        2,665.0                 2,901.1             2,131.3

Income taxes (Note 11)............................................          568.7                   885.2               505.6
                                                                         --------               ---------            --------

Income from continuing operations before
  extraordinary item..............................................        2,096.3                 2,015.9             1,625.7

Income (loss) from discontinued operations,
  net of tax (Note 3).............................................            8.8                (2,401.0)             (102.2)

Extraordinary item, net of tax (Note 6)...........................           (7.2)                      -                   -
                                                                         --------               ---------            --------

Net income (loss).................................................       $2,097.9               $  (385.1)           $1,523.5
                                                                         ========               =========            ========

Earnings (loss) per share - basic (Note 10):
  Income from continuing operations
    before extraordinary item.....................................       $   1.91               $    1.83            $   1.48
  Income (loss) from discontinued operations......................            .01                   (2.18)               (.09)
  Extraordinary item..............................................           (.01)                      -                   -
                                                                         --------               ---------            --------

  Net income (loss)...............................................       $   1.91               $    (.35)           $   1.39
                                                                         ========               =========            ========

Earnings (loss) per share - diluted (Note 10):
  Income from continuing operations
    before extraordinary item.....................................       $   1.87               $    1.78            $   1.45
  Income (loss) from discontinued operations......................            .01                   (2.12)               (.09)
  Extraordinary item..............................................           (.01)                      -                   -
                                                                         --------               ---------            --------

  Net income (loss)...............................................       $   1.87               $    (.34)           $   1.36
                                                                         ========               =========            ========

See notes to consolidated financial statements.

Consolidated Balance Sheets
ELI LILLY AND COMPANY AND SUBSIDIARIES
(Dollars in millions)

December 31                                                                        1998               1997
---------------------------------------------------------------------------------------------------------------
Assets

Current Assets
Cash and cash equivalents..............................................          $ 1,495.7          $ 1,947.5
Short-term investments.................................................              101.4               77.1
Accounts receivable, net of allowances of
   $64.3 (1998) and $53.3 (1997).......................................            1,967.9            1,544.3
Other receivables......................................................              275.8              338.9
Inventories (Note 1)...................................................              999.9              900.7
Deferred income taxes (Note 11)........................................              332.7              325.7
Prepaid expenses.......................................................              233.4              186.5
                                                                                 ---------          ---------
   Total current assets................................................            5,406.8            5,320.7


Other Assets
Prepaid retirement (Note 12)...........................................              612.3              579.1
Investments (Note 5)...................................................              204.0              465.6
Goodwill and other intangibles, net of
   allowances for amortization of $171.4 (1998)
   and $119.3 (1997)...................................................            1,517.9            1,550.5
Sundry.................................................................              758.2              559.8
                                                                                 ---------          ---------
                                                                                   3,092.4            3,155.0


Property and Equipment (Note 1)........................................            4,096.3            4,101.7
                                                                                 ---------          ---------

                                                                                 $12,595.5          $12,577.4
                                                                                 =========          =========

Consolidated Balance Sheets
ELI LILLY AND COMPANY AND SUBSIDIARIES
(Dollars in millions)

December 31                                                                               1998             1997
------------------------------------------------------------------------------------------------------------------
Liabilities and Shareholders' Equity

Current Liabilities

Short-term borrowings (Note 6)..............................................          $   181.4        $   227.6
Accounts payable............................................................            1,186.0            985.5
Employee compensation.......................................................              704.0            456.6
Dividends payable...........................................................              252.9            221.7
Income taxes payable (Note 11)..............................................            1,290.2          1,188.0
Other liabilities...........................................................              992.7          1,112.2
                                                                                      ---------        ---------
   Total current liabilities................................................            4,607.2          4,191.6

Other Liabilities
Long-term debt (Note 6).....................................................            2,185.5          2,326.1
Deferred income taxes (Note 11).............................................              247.9            215.5
Retiree medical benefit obligation (Note 12)................................              114.7            118.3
Other noncurrent liabilities................................................            1,010.6            920.3
                                                                                      ---------        ---------
                                                                                        3,558.7          3,580.2

Commitments and contingencies (Note 13).....................................                  -                -

Minority interest in subsidiary (Note 9)....................................                  -            160.0

Shareholders' Equity (Notes 7 and 8)
Common stock--no par value
   Authorized shares: 3,200,000,000
   Issued shares: 1,097,400,814 (1998)
              and 1,111,521,927 (1997)......................................              686.5            694.7
Additional paid-in capital..................................................                  -                -
Retained earnings...........................................................            4,228.8          4,497.3
Deferred costs--ESOP........................................................             (146.9)          (155.7)
Accumulated other comprehensive income (Note 14)............................             (229.8)          (281.2)
                                                                                      ---------        ---------
                                                                                        4,538.6          4,755.1
Less cost of common stock in treasury:
   1998 --     995,492 shares
   1997 --   1,000,000 shares...............................................              109.0            109.5
                                                                                      ---------        ---------
                                                                                        4,429.6          4,645.6
                                                                                      ---------        ---------
                                                                                      $12,595.5        $12,577.4
                                                                                      =========        =========

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows
ELI LILLY AND COMPANY AND SUBSIDIARIES
(Dollars in millions)

Year Ended December 31                                                          1998                  1997             1996
--------------------------------------------------------------------------------------------------------------------------------
Cash Flows From Operating Activities

Net income (loss)...................................................          $ 2,097.9           $  (385.1)          $ 1,523.5

Adjustments To Reconcile Net Income (Loss) to
  Cash Flows From Operating Activities
  Depreciation and amortization.....................................              490.4               509.8               543.5
  Change in deferred taxes..........................................               25.4              (293.0)              207.3
  Gain on sale of DowElanco, net of tax.............................                  -              (303.5)                  -
  Asset impairment, net of tax......................................                  -             2,429.6                   -
  Other noncash income--net.........................................              (93.0)              (37.8)              (97.8)
                                                                              ---------           ---------           ---------
                                                                                2,520.7             1,920.0             2,176.5

  Changes in operating assets and liabilities:
     Receivables--(increase) decrease...............................             (403.6)               (4.7)              104.4
     Inventories--(increase)........................................              (55.6)              (65.8)              (42.2)
     Other assets--(increase).......................................              (81.1)              (22.2)              (51.7)
     Accounts payable and other

       liabilities--increase (decrease).............................              649.4               573.1              (195.6)
                                                                              ---------           ---------           ---------
                                                                                  109.1               480.4              (185.1)
                                                                              ---------           ---------           ---------

Net Cash From Operating Activities..................................            2,629.8             2,400.4             1,991.4

Cash Flows From Investing Activities
Acquisitions........................................................                  -                   -               (97.1)
Additions to property and equipment.................................             (419.9)             (366.3)             (443.9)
Disposals of property and equipment.................................               30.6                11.5                11.2
Additions to other assets...........................................             (120.1)              (34.2)              (40.8)
Reductions of investments...........................................              273.1               365.7               396.9
Additions to investments............................................              (57.6)             (388.5)             (294.3)
Proceeds from sale of DowElanco.....................................                  -             1,221.5                   -
                                                                              ---------           ---------           ---------
Net Cash From (Used for) Investing
   Activities.......................................................             (293.9)              809.7              (468.0)

Cash Flows From Financing Activities
Dividends paid......................................................             (877.7)             (818.0)             (753.2)
Purchases of common stock and other
   capital transactions.............................................           (1,999.8)             (351.3)             (314.5)
Issuances under stock plans.........................................              414.0               205.4               218.4
Issuance (redemption) of subsidiary stock...........................             (172.8)              160.0                   -
Decrease in short-term borrowings...................................             (170.0)           (1,146.0)             (801.4)
Additions to long-term debt.........................................               23.8                 2.8                   -
Reductions of long-term debt........................................              (30.2)               (7.5)              (10.4)
                                                                              ---------           ---------           ---------
Net Cash Used for Financing Activities..............................           (2,812.7)           (1,954.6)           (1,661.1)

Effect of exchange rate changes on cash.............................               25.0              (121.7)              (48.1)
                                                                              ---------           ---------           ---------
Net increase (decrease) in cash and
   cash equivalents.................................................             (451.8)            1,133.8              (185.8)
Cash and cash equivalents at beginning
   of year..........................................................            1,947.5               813.7               999.5
                                                                              ---------           ---------           ---------
Cash and cash equivalents at end of year............................          $ 1,495.7           $ 1,947.5           $   813.7
                                                                              =========           =========           =========

See notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income
ELI LILLY AND COMPANY AND SUBSIDIARIES
(Dollars in millions)

Year Ended December 31                                                     1998                1997              1996
--------------------------------------------------------------------------------------------------------------------------
Net income (loss)..............................................          $2,097.9            $(385.1)          $1,523.5
Other comprehensive income (loss):
  Foreign currency translation
    adjustments................................................              69.2             (209.3)             (57.4)
  Net unrealized losses on
    securities (Note 14).......................................              (2.6)             (13.4)             (56.9)
  Minimum pension liability adjustment.........................             (30.8)             (16.8)               1.0
                                                                         --------            -------           --------

Other comprehensive income (loss), before
  income taxes.................................................              35.8             (239.5)            (113.3)
Provision for income taxes related to
  other comprehensive income items.............................              15.6                5.4               18.2
                                                                         --------            -------           --------
Other comprehensive income (loss)..............................              51.4             (234.1)             (95.1)
                                                                         --------            -------           --------

Comprehensive income (loss)....................................          $2,149.3            $(619.2)          $1,428.4
                                                                         ========            =======           ========

See notes to consolidated financial statements.

Segment Information
ELI LILLY AND COMPANY AND SUBSIDIARIES
(Dollars in millions)

The company operates in one significant business segment - pharmaceutical products. Operations of the animal health business are not material and are included with pharmaceutical products for purposes of segment reporting.

Year Ended December 31                              1998     1997      1996
-----------------------------------------------------------------------------
Net sales - to unaffiliated customers
      Neurosciences.............................  $4,487.8 $3,515.3  $2,665.8
      Endocrinology.............................   1,482.5  1,381.8   1,286.6
      Anti-infectives...........................   1,160.9  1,272.5   1,465.6
      Animal health.............................     614.4    589.8     547.3
      Cardiovascular............................     536.9    421.0     325.4
      Gastrointestinal..........................     418.0    525.4     532.2
      Oncology..................................     339.2    210.6     104.1
      Other pharmaceutical......................     197.1     71.3      71.3
                                                  -------- --------  --------

Net sales.......................................  $9,236.8 $7,987.7  $6,998.3
                                                  ======== ========  ========
Geographic Information

Net sales - to unaffiliated customers1:
    United States...............................  $5,836.2 $4,881.8  $3,917.3
    Western Europe..............................   1,692.3  1,462.9   1,455.2
    Other foreign countries.....................   1,708.3  1,643.0   1,625.8
                                                  -------- --------  --------
                                                  $9,236.8 $7,987.7  $6,998.3
                                                  ======== ========  ========
Long-lived assets:
    United States...............................  $3,421.9 $3,333.4  $3,595.1
    Western Europe..............................     675.4    632.2     663.4
    Other foreign countries.....................     654.4    663.9     685.6
                                                  -------- --------  --------
                                                  $4,751.7 $4,629.5  $4,944.1
                                                  ======== ========  ========

/1/Net sales are attributed to the countries based on the location of the subsidiary making the sale.

The largest category of products is the neurosciences group, which includes Prozac, Zyprexa, Darvon and Permax. Endocrinology products consist primarily of Humulin, Humatrope, Humalog and Iletin. Anti-infectives include primarily Ceclor, Keflex, Lorabid, Nebcin, Tazidime and Vancocin. Cardiovascular products consist primarily of ReoPro and Dobutrex. The gastrointestinal group is entirely composed of Axid. Oncology products consist primarily of Gemzar. Animal health products include Tylan; Micotil; Surmax; Rumensin, a nonhormonal cattle feed additive; anticoccidial agents for use in broilers and layer replacements, the largest of which is Coban; and other products for livestock and poultry. The other pharmaceutical product group includes Evista and other miscellaneous pharmaceutical products and services.

Most of the pharmaceutical products are distributed through wholesalers that serve physicians and other health care professionals, pharmacies and hospitals. In 1998, the company's four largest wholesalers each accounted for between 10 percent and 17 percent of consolidated net sales. Animal health products are sold to wholesale distributors, retailers, manufacturers and producers.

Total assets on the consolidated balance sheet include amounts from the discontinued operations of PCS (see Note 3). Total assets from continuing operations for 1998, 1997 and 1996 were $10.6 billion, $10.6 billion and $9.9 billion, respectively. Long-lived assets disclosed above consist of property and equipment, goodwill and certain sundry assets of the continuing operations.

The company is exposed to the risk of changes in social, political and economic conditions inherent in foreign operations, and the company's results of operations and the value of its foreign assets are affected by fluctuations in foreign currency exchange rates.

Selected Quarterly Data (unaudited)
ELI LILLY AND COMPANY AND SUBSIDIARIES
(Dollars in millions, except per-share data)

1998/1/                                         Fourth    Third     Second     First/2/
-----------------------------------------------------------------------------------------
Net sales.................................    $2,635.4   $2,359.4  $2,155.0   $2,087.0
Cost of sales.............................       583.5      495.7     478.6      457.3
Operating expenses........................     1,329.2    1,107.5   1,054.1      906.4
Acquired in-process technology............           -      127.5         -          -
Other (income)/ expense-net...............         7.4       29.6     (25.0)      20.0
Income from continuing operations
  before income taxes and
  extraordinary item......................       715.3      599.1     647.3      703.3
Income (loss) from:
  Continuing operations before
   extraordinary item.....................       561.6      512.2     490.9      531.6
  Discontinued operations.................         5.7        6.0       0.4       (3.3)
Net income................................       567.3      518.2     491.3      521.1

Earnings per share - basic:
  Continuing operations before
   extraordinary item.....................         .51        .47       .45        .48
  Discontinued operations.................         .01          -         -          -
  Net income..............................         .52        .47       .45        .47

Earnings per share - diluted:
  Continuing operations before
   extraordinary item.....................         .50        .46       .44        .47
  Discontinued operations.................         .01          -         -          -
  Net income..............................         .51        .46       .44        .46

Dividends paid per share..................         .20        .20       .20        .20

Common stock prices:
   High...................................       91.31      81.63     73.75      72.38
   Low....................................       68.00      62.56     57.88      57.69

1997/1/...................................      Fourth      Third    Second      First
-----------------------------------------------------------------------------------------
Net sales.................................    $2,258.0   $2,029.0  $1,859.6   $1,841.1
Cost of sales.............................       561.7      483.0     446.1      455.2
Operating expenses........................     1,060.5      908.3     876.6      757.9
Asset impairment..........................           -          -      97.8          -
Gain on sale of DowElanco.................           -       13.6     618.2          -
Other (income)/expense - net..............        18.0       31.6     (15.0)      36.7
Income from continuing operations
  before income taxes.....................       617.8      619.7   1,072.3      591.3
Income (loss) from:
  Continuing operations...................       465.1      464.1     636.0      450.7
  Discontinued operations.................        (7.6)      (7.2) (2,368.2)     (18.0)
Net income (loss).........................       457.5      456.9  (1,732.2)     432.7

Earnings (loss) per share - basic:
  Continuing operations...................         .42        .42       .58        .41
  Discontinued operations.................        (.01)      (.01)    (2.15)      (.02)
  Net income..............................         .41        .41     (1.57)       .39

Earnings (loss) per share - diluted:
  Continuing operations...................         .41        .41       .56        .40
  Discontinued operations.................        (.01)      (.01)    (2.10)      (.02)
  Net income..............................         .40        .40     (1.54)       .38

Dividends paid per share..................         .20        .18       .18        .18

Common stock prices:
   High...................................       70.44      61.75     55.75      47.50
   Low....................................       60.00      50.41     38.69      35.56

/1/ Amounts for net sales, cost of sales, operating expenses and other income/expense for the first three quarters of 1998 and all 1997 differ from previously reported amounts since the results of the health-care-management business have been reflected as discontinued operations (see Note 3). This restatement also caused a change in 1997 earnings per share.

/2/ Reflects the impact of an extraordinary item (see Note 6).

The company's common stock is listed on the New York, London, Tokyo and other stock exchanges.

Selected Financial Data (unaudited)
ELI LILLY AND COMPANY AND SUBSIDIARIES
(Dollars in millions, except per-share data)

                                    1998       1997        1996         1995        1994
                                   ---------   --------  ----------   ----------  ----------
Operations/1/
Net sales......................   $9,236.8   $7,987.7     $6,998.3     $6,508.8     $5,686.5
Research and development.......    1,738.9    1,370.2      1,189.5      1,042.3        838.7
Other costs and expenses.......    4,832.9    4,348.2      3,677.5      3,599.9      3,154.5
Gain on sale of DowElanco......          -     (631.8)           -            -            -
Income from continuing
 operations before taxes
 and extraordinary item........    2,665.0    2,901.1      2,131.3      1,866.6      1,693.3
Income taxes...................      568.7      885.2        505.6        457.6        511.3
Income (loss)from:
 Continuing operations
  before extraordinary
  item.........................    2,096.3    2,015.9      1,625.7      1,409.0      1,182.0
 Discontinued operations.......        8.8   (2,401.0)      (102.2)       881.9        104.1
Net income (loss)..............    2,097.9/3/  (385.1)     1,523.5      2,290.9      1,286.1
Income from continuing
 operations before
 extraordinary item as
 a percent of sales............       22.7%      25.2%        23.2%        21.6%        20.8%
Per-share data - diluted:
 Income (loss) from:
  Continuing operations
   before extraordinary
   item........................      $1.87      $1.78        $1.45        $1.22        $1.01
  Discontinued operations......        .01      (2.12)        (.09)         .77          .09
  Net income (loss)............      1.87/3/     (.34)        1.36         1.99         1.10
Dividends declared.............        .83        .76         .694         .665          .63
Weighted-average number of
 shares outstanding -
 diluted (thousands)...........  1,121,486  1,130,579    1,117,110    1,152,016    1,170,916
                                 =========  =========    =========    =========   ==========

Financial Position
Current assets.................   $5,406.8  $5,320.7      $3,891.3     $4,138.6     $3,962.3
Current liabilities............    4,607.2   4,191.6       4,222.2      4,967.0      5,669.5
Property and equipment-net.....    4,096.3   4,101.7       4,307.0      4,239.3      4,411.5
Total assets...................   12,595.5  12,577.4      14,307.2     14,412.5     14,507.4
Long-term debt.................    2,185.5   2,326.1       2,516.5      2,592.9      2,125.8
Shareholders' equity...........    4,429.6   4,645.6       6,100.1      5,432.6      5,355.6
                                 =========  =========    =========    =========   ==========

Supplementary Data/2/
Return on shareholders'
 equity........................       46.2%     37.5%         28.2%        26.1%        23.8%
Return on assets...............       17.0%     15.4%         11.4%         9.6%        10.8%
Capital expenditures...........     $419.9    $366.3        $443.9       $551.3       $576.5
Depreciation and
 amortization..................      490.4     509.8         543.5        553.7        432.2
Effective tax rate.............       21.3%     30.5%/4/      23.7%        24.5%        30.2%
Number of employees...........      29,800    28,900        27,400       26,800       24,900
Number of shareholders of
 record.......................      62,300    58,200        54,500       52,600       55,900
                                 =========  =========    =========    =========   ==========

/1/ Amounts for net sales, research and development, other costs and expenses, and income taxes for 1997, 1996, 1995 and 1994 differ from previously reported amounts since the results of the health-care-management business have been reflected as discontinued operations (see Note 3). This restatement also caused a change in 1997 earnings per share and weighted-average number of shares outstanding.

/2/ All supplementary financial data have been computed using income from continuing operations except for capital expenditures and depreciation and amortization, which include amounts from discontinued operations. The number of employees reflects continuing operations, including controlled joint ventures.

/3/ Reflects the impact of an extraordinary item (see Note 6).

/4/ Excluding the impacts of the unusual transactions reflected in 1997, the effective tax rate would have been 24.1 percent.

Notes to Consolidated Financial Statements
ELI LILLY AND COMPANY AND SUBSIDIARIES
(Dollars in millions, except per-share data)

Note 1: Summary of Significant Accounting Policies

Basis of presentation: The accounts of all wholly owned and majority-owned subsidiaries are included in the consolidated financial statements. All intercompany balances and transactions have been eliminated. Certain 1997 and 1996 amounts, as previously reported, have been reclassified to conform to the 1998 presentation of discontinued operations (see Note 3).

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

Inventories: The company states all its inventories at the lower of cost or market. The company uses the last-in, first-out (LIFO) method for substantially all its inventories located in the continental United States, or approximately 50 percent of its total inventories. Other inventories are valued by the first-in, first-out (FIFO) method. Inventories at December 31 consisted of the following:

                                           1998         1997
                                         -------       -------
Finished products..................       $325.1       $262.0
Work in process....................        435.8        459.4
Raw materials and supplies.........        236.3        191.0
                                          ------       ------
                                           997.2        912.4
Increase (decrease) to LIFO cost...          2.7        (11.7)
                                          ------       ------
                                          $999.9       $900.7
                                          ======       ======

Investments: All short-term debt securities are classified as held-to-maturity because the company has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at amortized cost, adjusted for amortization of premiums and accretion of discounts to maturity. Substantially all long-term debt and marketable equity securities are classified as available-for-sale. Available-for-sale securities are carried at fair value, with the unrealized gains and losses, net of tax, reported in other comprehensive income. The company owns no investments that are considered to be trading securities.

Derivative financial instruments: The company's derivative activities, all of which are for purposes other than trading, are initiated within the guidelines of documented corporate risk-management policies and do not create additional risk because gains and losses on derivative contracts offset losses and gains on the assets, liabilities and transactions being hedged. As derivative contracts are initiated, the company designates the instruments individually as hedges of underlying financial instruments or anticipated transactions (i.e., underlying exposures). Management reviews the correlation and effectiveness of its derivatives on a periodic basis. Derivative contracts that do not qualify for deferral hedge accounting are marked to market.

For terminations of derivatives receiving deferral accounting, gains and losses are deferred when the related underlying exposures remain outstanding and are included in the measurement of the related transaction or balance. In addition, upon termination of the underlying exposures, the derivative is marked to market and the resulting gain or loss is included with the gain or loss on the related transaction. The company may redesignate the remaining derivative instruments as hedges of other underlying exposures.

The company enters into foreign currency forward and option contracts to reduce the effect of fluctuating currency exchange rates (principally European currencies and the Japanese yen). Generally, foreign currency derivatives used for hedging are put in place using the same or like currencies and duration as the underlying exposures. Forward contracts are principally used to manage exposures arising from affiliate foreign currency balances. These contracts are marked to market with gains and losses recognized currently in income to offset the respective losses and gains recognized on the underlying exposures. The company also enters into purchased option contracts to hedge anticipated foreign currency transactions, primarily intercompany inventory activities expected to occur within the next year, and foreign currency forward contracts and currency swaps to hedge firm commitments. The contracts are designated and effective as hedges of those future transactions. Gains and losses on these contracts that qualify as hedges are deferred and recognized as an adjustment of the subsequent transaction when it occurs. Forward and option contracts generally have maturities not exceeding 12 months.

The company may enter into interest rate swaps to manage interest rate exposures. The company designates the interest rate swaps as hedges of the underlying debt. Interest expense on the debt is adjusted to include the payments made or received under the swap agreements.

Intangible assets: Intangible assets arising from acquisitions and research alliances are amortized over their estimated useful lives, ranging from five to 25 years, using the straight-line method. Impairments are recognized in operating results if impairment indicators are present and the expected future operating cash flows of the related assets are less than their carrying amounts.

Property and equipment: Property and equipment is stated on the basis of cost. Provisions for depreciation of buildings and equipment are computed generally by the straight-line method at rates based on their estimated useful lives. At December 31, property and equipment consisted of the following:

                                                      1998               1997
                                                    --------           --------
Land...........................................     $  141.1           $  130.6
Buildings......................................      2,178.5            2,057.1
Equipment......................................      4,556.6            4,373.8
Construction in progress.......................        398.3              473.4
                                                    --------           --------
                                                     7,274.5            7,034.9
Less allowances for depreciation...............      3,178.2            2,933.2
                                                    --------           --------
                                                    $4,096.3           $4,101.7
                                                    ========           ========

Depreciation expense related to continuing operations for 1998, 1997 and 1996 was $393.4 million, $382.3 million and $379.4 million, respectively. Approximately $17.0 million, $20.4 million and $35.8 million of interest costs were capitalized as part of property and equipment in 1998, 1997 and 1996, respectively. Total rental expense for all leases related to continuing operations, including contingent rentals (not material), amounted to approximately $134.8 million for 1998, $111.8 million for 1997 and $107.0 million for 1996. Capital leases included in property and equipment in the consolidated balance sheets and future minimum rental commitments are not material. However, the company entered into capital lease obligations aggregating $13.3 million in 1998 and $8.8 million in 1997.

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

Earnings (loss) per share: Basic earnings (loss) per share are calculated based on the weighted-average number of outstanding common shares and incremental shares. Diluted earnings (loss) per share are calculated based on the weighted-average number of outstanding common shares plus the effect of dilutive stock options and other incremental shares.

Note 2:   Implementation of New Financial Accounting Pronouncements

Accounting Changes

Effective January 1, 1998, the company adopted Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income." Under provisions of this statement, the company has included a financial statement presentation of comprehensive income to conform to these new requirements. Statement 130 requires unrealized gains or losses on the company's available-for-sale securities, minimum pension liability adjustments and foreign currency translation adjustments, which, prior to adoption of the statement, were reported separately in shareholders' equity, to be included in other comprehensive income. As a consequence of this change, certain balance sheet reclassifications were necessary for previously reported amounts to achieve the required presentation of comprehensive income. See Note 14.

Effective December 31, 1998, the company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." Statement 131 requires public business enterprises to report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports. Statement 131 also establishes standards for related disclosures about products and services, geographic areas and major customers. See the segment information.

Effective January 1, 1998, the company adopted SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." Statement 132 revises the disclosure requirements for employers' pensions and other retiree benefits. See Note 12.

In June 1998, SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," was issued. Statement 133 is required to be adopted in years beginning after June 15, 1999. The statement permits early adoption as of the beginning of any fiscal quarter after its issuance. The statement will require the company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. Hedge ineffectiveness, the amount by which the change in the value of a hedge does not exactly offset the change in the value of the hedged item, will be immediately recognized in earnings. The company has not yet determined what the effect of Statement 133 will be on the earnings and financial position of the company or when the statement will be adopted.

Effective January 1, 1998, the company adopted the American Institute of Certified Public Accountants (AICPA) Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." The SOP requires capitalization of certain costs incurred in the development of internal-use software, including external direct material and service costs, employee payroll and payroll-related costs, and capitalized interest. Prior to adoption of SOP 98-1, the company expensed certain of these costs as incurred. The effect of this change in accounting principle on consolidated earnings during the current period is immaterial.

In April 1998, the AICPA issued SOP 98-5, "Reporting the Costs of Start-up Activities." The SOP is effective beginning January 1, 1999, and requires that start-up costs capitalized prior to January 1, 1999, be written off and any future start-up costs be expensed as incurred. The unamortized balance of start-up costs will be written off as of January 1, 1999. The company estimates the impact of adopting this SOP will not result in a material reduction of 1999 earnings.

Note 3:   Discontinued Operations and Asset Impairment

In November 1998, the company signed a definitive agreement for Rite Aid Corporation to acquire PCS, the company's health-care-management subsidiary for $1.6 billion in cash. The transaction closed on January 22, 1999, and will generate a gain of approximately $165 million to $185 million ($.15 to $.17 per share) in the first quarter of 1999. There will not be a significant tax effect on the gain.

Because of the planned disposition of PCS, the results of operations of PCS have been classified as discontinued operations in the consolidated statements of income and prior periods have been restated. Selected income statement information for PCS follows:

                                                    1998        1997        1996
                                                  --------   ----------   --------
Revenues........................................   $814.5    $   529.9    $ 348.3
Income tax expense..............................     32.2         10.1        2.2
Income (loss) from discontinued
  operations....................................      8.8     (2,401.0)    (102.2)

In the second quarter of 1997, concurrent with PCS' annual planning process, the company determined that PCS' estimated future undiscounted cash flows were below the carrying value of PCS' long-lived assets. Accordingly, during the second quarter of 1997, the company adjusted the carrying value of PCS' long-lived assets, primarily goodwill, to their estimated fair value of approximately $1.5 billion, resulting in a noncash impairment loss of approximately $2.3 billion ($2.07 per share), which is included in discontinued operations. The estimated fair value was based on anticipated future cash flows discounted at a rate commensurate with the risk involved.

The consolidated balance sheet and consolidated statements of cash flows include PCS. Selected balances, excluding intercompany amounts, as of December 31 were as follows:

                                                      1998      1997
                                                    --------  --------
Current assets....................................  $  528.7  $  408.9
Goodwill..........................................   1,397.4   1,436.3
Total assets......................................   2,026.5   1,945.7
Current liabilities...............................     886.3     714.7

An asset impairment charge related to continuing operations was also identified in the second quarter of 1997, concurrent with the annual planning process. The primary component of the $97.8 million ($.09 per share) noncash asset impairment charge was an adjustment to the carrying value of certain long-lived assets of a small portion of the company's health-care-management business that was not sold. Similar to the impairment of PCS' long-lived assets discussed above, the company determined that the estimated future undiscounted cash flows were below the carrying value of the related long-lived assets. Accordingly, the carrying value was adjusted to estimated fair value based on anticipated future cash flows, discounted at a rate commensurate with the risk involved. This business is now part of a joint venture, the results of which are immaterial to the consolidated financial statements.

Note 4:   Collaboration and Other Divestiture

During 1998, the company announced a collaboration with ICOS Corporation to jointly develop and globally commercialize a phosphodiesterase type 5 (PDE5) inhibitor as an oral therapeutic agent for the treatment of both male and female sexual dysfunction. The compound is in the development phase (Phase II clinical trials) and no alternative future uses have been identified. As with many Phase

II compounds, launch of the product, if successful, would not be expected in the near term. Accordingly, under current accounting rules, the company's payments to acquire rights to this compound were required to be charged as a one-time expense of $127.5 million, which reduced earnings per share by approximately $.07 net of tax.

On June 30, 1997, The Dow Chemical Company acquired the company's 40 percent interest in the DowElanco joint venture. The cash purchase price was $1.2 billion, resulting in a gain of $631.8 million ($303.5 million after-tax, or $.27 per share).

Note 5:   Financial Instruments

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

At December 31, the stated, or notional, amounts of the company's outstanding derivative financial instruments were as follows:

                                                     1998      1997
                                                   --------  --------
Forward exchange contracts.......................   $448.3    $593.9
Foreign currency options - purchased.............    606.0     504.5
Interest rate swaps..............................        -      30.0

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

                                                              1998                               1997
                                                ---------------------------------------------------------------
                                                 Cost/Carrying         Fair         Cost/Carrying         Fair
                                                    Amount            Value            Amount            Value
                                                    ------            -----            ------            -----
Short-term investments:
   Debt securities............................     $  101.4          $  102.7         $   77.1          $   76.9

Noncurrent investments:
   Marketable equity..........................         66.5              70.4             77.7              86.0
   Debt securities............................         38.6              38.6             93.0              94.3
   Nonmarketable equity.......................         26.1              26.1             33.7              33.7

Long-term debt, including
  current portion.............................      2,337.7           2,629.7          2,524.4           2,684.7

The company determines fair values based on quoted market values where available or discounted cash flow analyses (principally long-term debt). The fair values of nonmarketable equity securities, which represent either equity investments in start-up technology companies or partnerships that invest in start-up technology companies, are estimated based on the fair value information provided by these ventures. The fair value and carrying amount of risk-management instruments were not material at December 31, 1998 or 1997.

At December 31, 1998 and 1997, the gross unrealized holding gains on available-for-sale securities were $22.7 million and $20.0 million, respectively, and the gross unrealized holding losses were $ 20.6 million and $15.3 million, respectively. Substantially all these gains and losses are associated with the marketable equity securities. The proceeds from sales of available-for-sale securities totaled $36.3 million, $39.7 million and $102.1 million in 1998, 1997 and 1996, respectively. Realized gains on sales of available-for-sale securities were $20.6 and $6.6 million in 1998 and 1997, respectively. Realized losses on sales of available-for-sale securities were $2.5 and $25.3 million in 1998 and 1997, respectively. Realized gains and losses were not significant in 1996. The net adjustment to unrealized gains and losses on available-for-sale securities reduced shareholders' equity by $1.7 million and $7.7 million in 1998 and 1997, respectively.

The company is a limited partner in certain affordable housing investments that generate benefits in the form of tax credits. The determination of fair value of these investments is not practicable. The carrying value of such investments was $68.9 million and $251.6 million as of December 31, 1998 and 1997, respectively. The reduction in carrying value was a result of sales of these investments during 1998.

Note 6:   Borrowings

Long-term debt at December 31 consisted of the following:

                                                              1998               1997
                                                            --------           --------
6.57 to 7.13 percent notes (due 2016-2036).............     $1,000.0           $1,000.0
6.25 to 8.38 percent notes (due 1999-2006).............        750.0              750.0
8.13 to 8.38 percent eurodollar bonds
   (due 2000-2005).....................................        350.0              500.0
7.10 percent medium-term notes (due 1999)..............         36.5               36.5
6.55 percent ESOP debentures (due 2017)................         99.6                  -
8.18 percent ESOP debentures...........................            -              100.6
Other, including capitalized leases....................        101.6              137.3
                                                            --------           --------
                                                             2,337.7            2,524.4
Less current portion...................................        152.2              198.3
                                                            --------           --------
                                                            $2,185.5           $2,326.1
                                                            ========           ========

The 6.55 percent Employee Stock Ownership Plan (ESOP) debentures are obligations of the ESOP but are shown on the consolidated balance sheet because they are guaranteed by the company. The principal and interest on the debt will be funded by contributions from the company and by dividends received on certain shares held by the ESOP. Because of the amortizing feature of the ESOP debt, bondholders will receive both interest and principal payments each quarter.

The 6.55 percent ESOP debentures replaced the 8.18 percent ESOP debentures pursuant to a refinancing in March 1998. An extraordinary charge of $12.0 million, net of a $4.8 million income tax benefit, was recorded as a result of this refinancing.

The aggregate amounts of maturities on long-term debt for the next five years are as follows: 1999, $152.2 million; 2000, $213.7 million; 2001, $162.9 million; 2002, $12.0 million; and 2003, $211.0 million.

At December 31, 1998 and 1997, short-term borrowings included $29.2 million and $29.3 million, respectively, of notes payable to banks. At December 31, 1998, unused committed lines of credit totaled approximately $2.2 billion. Compensating balances and commitment fees are not material, and there are no conditions that are probable of occurring under which the lines may be withdrawn.

Cash payments of interest on borrowings totaled $188.2 million, $243.9 million and $292.9 million in 1998, 1997 and 1996, respectively.


Note 7:  Stock Plans

Stock options are granted to employees at exercise prices equal to the fair market value of the company's stock at the dates of grant. Generally, options vest 100 percent three years from the grant date and have a term of 10 years. Performance awards are granted to officers and key employees and are payable in shares of the company's common stock. The number of performance award shares actually issued varies depending upon the achievement of certain earnings targets. In general, performance awards vest 100 percent at the end of the second fiscal year following the grant date.

The company has elected to follow Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its stock options and performance awards. Under APB No. 25, because the exercise price of the company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized. Total compensation expense for stock-based performance awards reflected in income on a pretax basis was $257.8 million, $242.1 million and $164.2 million in 1998, 1997 and 1996, respectively. However, SFAS No. 123, "Accounting for Stock-Based Compensation," requires presentation of pro forma information as if the company had accounted for its employee stock options and performance awards granted subsequent to December 31, 1994, under the fair value method of that statement. For purposes of pro forma disclosure, the estimated fair value of the options and performance awards at the date of the grant is amortized to expense over the vesting period. Under the fair value method, the company's net income (loss) and earnings (loss) per share would have been as follows:

                                              1998            1997        1996
                                              ----            ----        ----
Net income (loss)........................ $2,120.9         $(339.5)    $1,508.3
Earnings (loss) per share - diluted......      1.89            (.30)        1.35


Because SFAS No. 123 is applicable only to options and performance awards granted subsequent to December 31, 1994, and the options and performance awards have three-year and two-year vesting periods, respectively, the pro forma effect was not fully reflected until 1998.

The weighted-average per-share fair value of the individual options and performance awards granted during 1998, 1997 and 1996 were as follows on the date of grant:

                                     1998            1997            1996
                                     ----            ----            ----
Employee stock options............  $16.64          $15.55          $ 8.25
Performance awards................   88.88           69.63           36.50

The fair values of the options were determined using a Black-Scholes option-pricing model with the following assumptions:

                                     1998             1997           1996
                                     ----             ----           ----
Dividend yield...................     2.96%           3.14%          3.24%
Volatility.......................    23.5%           21.5%          21.0%
Risk-free interest rate..........     4.29%           6.18%          6.36%
Forfeiture rate..................     0               0              0
Expected life....................     7 years         7 years        7 years

Stock option activity during 1996-1998 is summarized below:

                                             Shares of         Weighted-Average
                                            Common Stock           Exercise
                                            Attributable           Price of
                                             to Options             Options
                                          -------------------------------------
Unexercised at January 1, 1996..........     75,233,590             $16.51
Granted.................................      6,340,874              33.55
Exercised...............................    (14,583,420)             12.94
Forfeited...............................     (1,081,168)             20.93
                                             -----------
Unexercised at December 31, 1996........     65,909,876              18.86
Granted.................................      5,854,408              64.73
Exercised...............................    (10,072,728)             13.88
Forfeited...............................       (797,912)             22.30
                                             -----------
Unexercised at December 31, 1997........     60,893,644              24.05
Granted.................................      6,803,350              74.18
Exercised...............................    (13,696,906)             16.88
Forfeited...............................     (1,047,023)             24.29
                                             -----------
Unexercised at December 31, 1998........     52,953,065              32.35
                                             ===========

The following table summarizes information concerning outstanding and exercisable options at December 31, 1998 (shares in millions, contractual life in years):

                      Options Outstanding             Options Exercisable
--------  -------------------------------------     -----------------------

                         Weighted-
                          Average      Weighted-                 Weighted-
Range of                 Remaining      Average                   Average
Exercise     Number     Contractual    Exercise       Number     Exercise
Prices    Outstanding      Life         Price       Exercisable   Price
--------  -------------------------------------   --------------------------
$10 - $20    17.70         4.57        $13.90          17.70      $13.90
$20 - $30    16.90         6.37        $23.14          16.90      $23.14
$30 - $75    18.35         8.85        $58.63           1.22      $52.36


Shares exercisable at December 31, 1998, were 35.8 million (1997 - 29.6 million shares, 1996 - 30.6 million shares).

As noted above, the number of shares ultimately issued pursuant to the performance award program is dependent upon the earnings achieved during the vesting period. Pursuant to this plan, 1,543,047 shares, 1,119,487 shares and 1,064,899 shares were issued in 1998, 1997 and 1996, respectively. At December 31, 1998, plan participants had the right to receive up to 7,719,450 additional shares (reduced to the extent necessary to satisfy payroll tax withholdings), contingent upon earnings achieved.

At December 31, 1998, additional options, performance awards or restricted stock grants may be granted under the 1998 Lilly Stock Plan for not more than 45.8 million shares (1.3 million shares and 6.6 million shares in 1997 and 1996, respectively, under the 1994 Lilly Stock Plan).

Note 8:  Shareholders' Equity

Changes in certain components of shareholders' equity were as follows:

                                           Additional                  Deferred
                                             Paid-in        Retained    Costs -    Common Stock in Treasury
                                             Capital        Earnings     ESOP        Shares         Amount
                                        -----------------  ----------  ---------  --------------------------
Balance at
  January 1, 1996.....................      $  418.3        $ 6,435.7   $(199.5)   18,149,494     $ 1,625.5
Net income............................                        1,523.5
Cash dividends
  declared per share:
  $.695...............................                         (762.9)
Purchase for treasury.................                                              5,315,000         318.5
Issuance of stock under
  employee stock plans................        (368.4)                              (7,384,672)       (648.0)
ESOP transactions.....................          17.5                       22.6
Other.................................                            0.7                    (499)         (0.1)
                                            --------        ---------   -------    ----------     ---------
Balance at
  December 31, 1996...................          67.4          7,197.0    (176.9)   16,079,323       1,295.9
Net loss..............................                         (385.1)
Cash dividends
  declared per
  share: $.76.........................                         (840.9)
Stock dividend
  declared............................                         (346.5)
Retirement of
  treasury shares.....................      (1,134.5)                             (14,223,272)     (1,143.4)
Purchase for
  treasury............................                                              3,400,000         355.3
Issuance of stock
  under employee stock
  plans...............................         (99.7)                              (4,247,216)       (397.4)
ESOP transactions.....................          39.6                       21.2
Other.................................          (0.3)             0.3                  (8,835)         (0.9)
Reclassification......................       1,127.5         (1,127.5)
                                            --------        ---------   -------    ----------     ---------
Balance at
  December 31,1997....................             -          4,497.3    (155.7)    1,000,000         109.5
Net income............................                        2,097.9
Cash dividends
  declared per share:
  $.83................................                         (908.9)
Retirement of treasury
  shares..............................      (2,035.2)                             (29,009,799)     (2,053.3)
Purchase for treasury.................                                             28,349,900       2,005.8
Issuance of stock under
  employee stock plans................         558.7                                  659,899          47.5
ESOP transactions.....................          23.6                        8.8
Other.................................           5.4            (10.0)                 (4,508)         (0.5)
Reclassification......................       1,447.5         (1,447.5)
                                            --------        ---------   -------    ----------     ---------
Balance at
  December 31, 1998...................      $      -        $ 4,228.8   $(146.9)      995,492     $   109.0
                                            ========        =========   =======    ==========     =========

As shown above, the company has completed its previously announced $2 billion share repurchase, acquiring approximately 28.3 million shares in 1998. The company expects to repurchase shares costing approximately $1 billion in 1999.

The company has an Employee Stock Ownership Plan (ESOP) as a funding vehicle for the existing employee savings plan. The ESOP used the proceeds of a loan from the company to purchase shares of common stock from the treasury. In 1991, the ESOP issued $200 million of third-party debt, repayment of which was guaranteed by the company (see Note 6). The proceeds were used to purchase shares of the company's common stock on the open market. Shares of common stock held by the ESOP will be allocated to participating employees annually through 2017 as part of the company's savings plan contribution. The fair value of shares allocated each period is recognized as compensation expense.

On October 15, 1997, the company effected a two-for-one stock split in the form of a 100 percent stock dividend payable to shareholders of record on September 24, 1997. The outstanding and weighted-average number of shares of common stock and per-share data in these financial statements have been adjusted to reflect the impact of the stock split for all periods presented. Treasury shares held by the company were not split.

A new Shareholder Rights Plan was adopted by the company's board of directors to replace the existing plan, which expired on July 28, 1998. Under the terms of the new plan, all shareholders of record as of July 28, 1998, received for each common share owned a preferred stock purchase right entitling them to purchase from the company one one-thousandth of a share of Series B Junior Participating Preferred Stock (the "Preferred Stock") at a price of $325. The rights are not exercisable until after the "Distribution Date," which is generally defined as the 10th business day after the date of a public announcement that a person (the "Acquiring Person") has acquired ownership of 15 percent or more of the company's common stock. The company may redeem the rights for $.005 per right up to and including the Distribution Date. The rights will expire on July 28, 2008, unless redeemed earlier by the company.

The plan provides that, if an Acquiring Person acquires 15 percent or more of the outstanding common stock of the company and the company's redemption right has expired, generally each holder of a right (other than the Acquiring Person) will have the right to purchase at the exercise price the number of shares of common stock of the company as have a value of two times the exercise price.

Alternatively, if, in a transaction not approved by the board of directors, the company is acquired in a business combination transaction or sells 50 percent or more of its assets or earning power after a Distribution Date, generally each holder of a right (other than the Acquiring Person) will have the right to purchase at the exercise price the number of shares of common stock of the acquiring company as have a value of two times the exercise price.

At any time after an Acquiring Person has acquired 15 percent or more but less than 50 percent of the company's outstanding common stock, the board of directors may exchange the rights (other than those owned by the Acquiring Person) for company common stock or Preferred Stock at an exchange ratio of one common share (or one one-thousandth of a share of Preferred Stock) per right.

Note 9:  Minority Interest in Subsidiary

In November 1998, in connection with the sale of the company's PCS subsidiary (see Note 3), PCS repurchased its convertible Class B shares. The Class B shares were initially issued and sold to an institutional investor in October 1997 for $160 million. Prior to their repurchase, the Class B shares paid dividends on a quarterly basis at 25 basis points above the three-month LIBOR rate.

Note 10:  Earnings per Share

The following is a reconciliation of the numerators and denominators used in computing earnings per share from continuing operations before extraordinary item:

                                                                           1998                1997                  1996
                                                                      --------------------------------------------------------
                                                                                       (Shares in thousands)
Income from continuing operations before
   extraordinary item available to
   common shareholders:

   Income from continuing operations
   before extraordinary item..................................          $  2,096.3            $  2,015.9            $  1,625.7

   Preferred stock dividends..................................                (1.7)                 (2.6)                 (3.6)
                                                                        ----------            ----------            ----------

   Income from continuing operations
   before extraordinary item available
   to common shareholders.....................................          $  2,094.6            $  2,013.3            $  1,622.1
                                                                        ==========            ==========            ==========

Basic earnings per share:

   Weighted-average number of common
    shares outstanding, including
    incremental shares........................................           1,095,834             1,101,513             1,093,920
                                                                        ==========            ==========            ==========
   Basic earnings per share from
    continuing operations before
    extraordinary item........................................          $     1.91            $     1.83            $     1.48
                                                                        ==========            ==========            ==========
Diluted earnings per share:

   Weighted-average number of common
    shares outstanding........................................           1,095,537             1,101,099             1,093,654

   Stock options and other incremental                                      25,949                29,480                23,456
    shares....................................................          ----------            ----------            ----------

   Weighted-average number of common
    shares outstanding - diluted..............................           1,121,486             1,130,579             1,117,110
                                                                        ==========             =========             =========

   Diluted earnings per share from
    continuing operations before
    extraordinary item.......................................           $     1.87            $     1.78            $     1.45
                                                                        ==========            ==========            ==========

Note 11:  Income Taxes

Following is the composition of income taxes attributable to continuing operations before extraordinary item:

                                                                        1998                1997                1996
                                                                        ----                ----                ----
Current:
   Federal................................................             $322.1             $  766.1             $309.5
   Foreign................................................              238.9                392.3              143.1
   State..................................................               (8.9)                51.5                6.2
                                                                       ------             --------             ------
                                                                        552.1              1,209.9              458.8
Deferred:
   Federal.................................................              (2.4)              (284.5)              22.9
   Foreign.................................................               9.4                  9.6                7.8
   State...................................................               9.6                (49.8)              16.1
                                                                       ------              -------             ------
                                                                         16.6               (324.7)              46.8
                                                                       ------             --------             ------
Income taxes...............................................            $568.7             $  885.2             $505.6
                                                                       ======             ========             ======

Significant components of the company's deferred tax assets and liabilities as of December 31 are as follows:

                                                                                   1998                      1997
                                                                                   ----                      ----
Deferred tax assets:
   Tax credit carryforwards and
     carrybacks...................................................              $   589.9                 $  289.4
   Other carryforwards............................................                  223.2                     53.7
   Capital loss carryforward......................................                  703.7                    108.6
   Inventory......................................................                  251.0                    248.7
   Compensation and benefits......................................                  183.1                    173.1
   Contingent liabilities.........................................                   78.1                    117.5
   Other..........................................................                  244.6                    263.4
                                                                                ---------                 --------
                                                                                  2,273.6                  1,254.4

   Valuation allowances...........................................                 (810.0)                  (110.2)
                                                                                ---------                 --------

      Total deferred tax assets...................................                1,463.6                  1,144.2


Deferred tax liabilities:
   Property and equipment.........................................                 (540.4)                  (555.9)
   Unremitted earnings............................................                 (512.8)                  (152.0)
   Prepaid employee benefits......................................                 (238.3)                  (229.6)
   Other..........................................................                  (54.7)                   (61.3)
                                                                                ---------                 --------
      Total deferred tax liabilities..............................               (1,346.2)                  (998.8)
                                                                                ---------                 --------

Deferred tax assets - net.........................................              $   117.4                 $  145.4
                                                                                =========                 ========

At December 31, 1998, the company had operating and capital loss carryforwards for income tax purposes of $270.3 million: $148.1 million will expire within five years and $85.7 million thereafter; $36.5 million of the carryforwards will never expire. The company also has tax credit carryforwards of $548.6 million available to reduce future income taxes: $443.6 million will expire within five years and $73.0 million thereafter; $32.0 million of the tax credit carryforwards will never expire.

As discussed in Note 3, the company signed a definitive agreement to sell its PCS health-care-management subsidiary in November 1998, and the sale closed in January 1999. As a consequence of the agreement, the company recorded a deferred tax asset of $655.3 million for the tax capital loss that resulted from this transaction. This loss can be carried forward five years. A valuation allowance was established for this asset due to the uncertain realization of the benefit.

Domestic and Puerto Rican companies contributed approximately 60 percent, 73 percent and 74 percent in 1998, 1997 and 1996, respectively, to consolidated income from continuing operations before income taxes and extraordinary item. Unremitted earnings of foreign subsidiaries that have been, or are intended to be, permanently reinvested for continued use in foreign operations and that, if distributed, would result in taxes at approximately the U.S. statutory rate, aggregated $1.01 billion at December 31, 1998 ($115 million at December 31,
1997). Cash payments of income taxes totaled $273 million, $542 million and $289 million in 1998, 1997 and 1996, respectively.

Following is a reconciliation of the effective income tax rate applicable to income from continuing operations:

                                                                            1998               1997               1996
                                                                   ----------------------------------------------------------
United States federal statutory tax..............................            35.0%              35.0%              35.0%
Add (deduct):
 International operations, including
   Puerto Rico...................................................           (10.5)              (1.3)              (8.9)
 General business credits........................................            (2.4)              (2.2)              (1.6)
 Valuation allowance reversal....................................            (1.5)                 -                  -
 Sale of investments.............................................               -               (1.7)                 -
 Sundry..........................................................             0.7                0.7               (0.8)
                                                                            -----               ----               ----

Effective income tax.............................................            21.3%              30.5%              23.7%
                                                                            =====               ====               ====

Excluding the impact of the gain on the sale of DowElanco and asset impairment, the effective income tax rate applicable to continuing operations for 1997 would have been 24.1 percent.

Note 12:  Retirement Benefits

The change in benefit obligation, change in plan assets, funded status and amounts recognized in the consolidated balance sheets at December 31 for the company's defined benefit pension and retiree health benefit plans were as follows:

                                                              Defined Benefit                   Retiree Health
                                                               Pension Plans                       Benefits
                                                    ---------------------------------------------------------------------------
                                                             1998                 1997               1998               1997
                                                             ----                 ----               ----               ----
Change in benefit obligation:
 Benefit obligation at
  beginning of year...............................          $2,550.9           $2,303.5            $ 477.5            $ 412.1
 Service cost.....................................             115.5               89.2               13.3               11.2
 Interest cost....................................             185.8              179.0               34.5               31.6
 Actuarial loss...................................             229.8              176.8              139.2               60.7
 Benefits paid....................................            (170.3)            (165.8)             (43.3)             (37.6)
 Foreign currency exchange rate
   changes and other adjustments..................             (12.9)             (31.8)               0.3               (0.5)
                                                            --------           --------            -------            -------
 Benefit obligation at end of
  year............................................           2,898.8            2,550.9              621.5              477.5

Change in plan assets:
 Fair value of plan assets at
  beginning of year...............................           2,923.2            2,629.2              228.1              200.1
 Actual return on plan assets.....................             286.4              407.7               33.8               30.1
 Employer contribution............................              28.1               65.7               33.9               35.5
 Benefits paid....................................            (170.3)            (165.8)             (43.3)             (37.6)
 Foreign currency exchange rate
  changes and other adjustments...................               2.2              (13.6)                 -                  -
                                                            --------           --------            -------            -------
 Fair value of plan assets at
  end of year.....................................           3,069.6            2,923.2              252.5              228.1
                                                            --------           --------            -------            -------

 Funded status....................................             170.8              372.3             (369.0)            (249.4)
 Unrecognized net actuarial (gain)
  loss............................................             202.7              (13.8)             254.9              134.2
 Unrecognized prior service cost
  (benefit).......................................             130.5              118.0               (0.6)              (3.1)
 Unrecognized net obligation at
  January 1, 1986.................................               2.6                3.0                  -                  -
                                                            --------           --------            -------            -------
 Net amount recognized............................          $  506.6           $  479.5            $(114.7)           $(118.3)
                                                            ========           ========            =======            =======

 Amounts recognized in the
  consolidated balance sheet
  consisted of:
   Prepaid benefit cost...........................          $  612.3           $  579.1            $     -            $     -
   Accrued benefit liability......................            (192.3)            (131.6)            (114.7)            (118.3)
   Intangible asset...............................              37.9               14.1                  -                  -
   Accumulated other comprehensive
    income before income taxes....................              48.7               17.9                  -                  -
                                                            --------           --------            -------            -------
   Net amount recognized..........................          $  506.6           $  479.5            $(114.7)           $(118.3)
                                                            ========           ========            =======            =======

                                                             Defined Benefit                      Retiree Health
                                                              Pension Plans                          Benefits
                                                       ------------------------------------------------------------------
                                                          1998              1997              1998              1997
                                                          ----              ----              ----              ----
(Percents)
 Weighted-average assumptions
  as of December 31:
  Discount rate...................................            6.9               7.5               7.0               7.5
  Expected return on plan assets..................           10.5              10.5              10.5              10.5
  Rate of compensation increase...................        4.0-8.0           4.0-8.0                 -                 -

Health-care-cost trend rates were assumed to increase at an annual rate of 6.5 percent in 1999 for participants under age 65, decreasing one-half percent per year to 5.0 percent in 2002 and thereafter. For participants over age 65, the rate was assumed to increase 5.0 percent in 1999 and thereafter. The discount rate decrease at December 31, 1998, increased the projected benefit obligation for the defined benefit plans and the retiree health benefits plans by approximately $227.4 million and $61.2 million, respectively.

The projected benefit obligation, accumulated benefit obligation and fair value of the plan assets for the defined benefit pension plans with projected benefit obligations in excess of plan assets were $586.6 million, $502.3 million and $349.7 million, respectively, as of December 31, 1998, and $478.0 million, $386.9 million and $318.3 million, respectively, as of December 31, 1997.

Net pension and retiree health benefit expense included the following components related to continuing operations:

                                                 Defined Benefit              Retiree Health
                                                  Pension Plans                  Benefits
                                           --------------------------------------------------------

                                             1998      1997      1996     1998     1997     1996
                                             ----      ----      ----     ----     ----     ----
Components of net periodic
    benefit cost:
  Service cost...........................  $ 112.9   $  86.3   $  81.9   $ 12.8   $ 10.9   $ 11.4
  Interest cost..........................    184.2     178.0     166.3     34.3     31.5     28.7
  Expected return on plan
    assets...............................   (277.1)   (252.2)   (235.1)   (23.0)   (21.1)   (19.0)
  Amortization of prior
    service cost (benefit)...............      9.7       9.2       8.8     (3.3)    (7.9)    (8.6)
  Recognized actuarial
    loss.................................      3.4       0.3       1.0      7.3      4.0      3.9
                                           -------   -------   -------   ------   ------   ------
  Net periodic benefit
    cost.................................  $  33.1   $  21.6   $  22.9   $ 28.1   $ 17.4   $ 16.4
                                           =======   =======   =======   ======   ======   ======

The assumed health-care-cost trend rates have a significant effect on the amounts reported. If these trend rates were to be increased by one percentage point each future year, the December 31, 1998, accumulated postretirement benefit obligation would increase by 10 percent and the aggregate of the service cost and interest cost components of 1998 annual expense would increase by 15 percent. A one-percentage-point decrease in these rates would decrease the December 31, 1998, accumulated postretirement benefit obligation by 9 percent and the aggregate of the 1998 service cost and interest cost by 13 percent.

The company has defined contribution savings plans that cover its eligible employees worldwide. The purpose of these defined contribution plans is generally to provide additional financial security during retirement by providing employees with an incentive to make regular savings. Company contributions to the plan are based on employee contributions and the level of company match. Expenses under the plans related to continuing operations totaled $50.3 million, $43.5 million and $39.6 million for the years 1998, 1997 and 1996, respectively.

The company provides certain other postemployment benefits, primarily related to disability benefits, and accrues for the related cost over the service lives of the employees. Expenses associated with these benefit plans in 1998, 1997 and 1996 were not significant.

Note 13:  Contingencies

Barr Laboratories, Inc. (Barr), and Geneva Pharmaceuticals, Inc. (Geneva), have each submitted an Abbreviated New Drug Application (ANDA) seeking FDA approval to market generic forms of Prozac before the expiration of the company's patents. The ANDAs assert that two U.S. patents held by Lilly covering Prozac are invalid and unenforceable. The company filed suit against Barr and Geneva in federal court in Indianapolis seeking a ruling that Barr's challenge to Lilly's patents is without merit. On January 12, 1999, the trial court granted summary judgment in favor of Lilly on two of the four claims raised by Barr and Geneva against Lilly's patents. The company expects that the decision will be appealed. On January 25, 1999, Barr and Geneva dismissed their other two claims in exchange for a $4 million payment, which Barr and Geneva will share with a third defendant. In late 1998, three other generic pharmaceutical companies, Zenith Goldline Pharmaceuticals, Teva Pharmaceuticals USA and Reddy-Cheminor, Inc., each filed ANDAs for generic forms of Prozac, asserting that the later of the two patents (expiring in December 2003) is invalid and unenforceable. Finally, in January 1999, Novex Pharma division of Apotex, Inc., filed an ANDA challenging both patents. Lilly has filed suits against the four companies in federal court in Indianapolis. The suits are in a very early stage. While the company believes that the claims of the six generic companies are without merit, there can be no assurance that the company will prevail. An unfavorable outcome of this litigation could have a material adverse effect on the company's consolidated financial position, liquidity and results of operations.

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

The company continues to be a defendant, together with numerous other U.S. prescription drug manufacturers, in related suits brought under federal and state antitrust laws by many retail pharmacies and, in some cases, consumers. The company has now resolved the great majority of the retailer claims, and, subject in certain cases to court approval, has also settled the great majority of the consumer claims.

The environmental liabilities and litigation accruals have been reflected in the company's consolidated balance sheet at the gross amount of approximately $300.7 million at December 31, 1998. Estimated insurance recoverables of approximately

$240.9 million at December 31, 1998, have been reflected as assets in the consolidated balance sheet.

While it is not possible to predict or determine the outcome of the patent, product liability, antitrust, or other legal actions brought against the company or the ultimate cost of environmental matters, the company believes that, except as noted above, the costs associated with all such matters will not have a material adverse effect on its consolidated financial position or liquidity but could possibly be material to the consolidated results of operations in any one accounting period.

Note 14: Other Comprehensive Income

The accumulated balances related to each component of other comprehensive income were as follows:

                                                                Unrealized             Minimum            Accumulated
                                             Foreign               Gains               Pension               Other
                                            Currency            (Losses) on           Liability          Comprehensive
                                           Translation          Securities           Adjustment             Income
                                       -------------------  -------------------  -------------------  -------------------
Beginning balance at
  January 1, 1998....................      $ (267.0)              $  3.2              $ (17.4)            $ (281.2)
Other comprehensive
  income (loss)......................          69.2                 (1.7)               (16.1)                51.4
                                            -------                -----               ------              -------
Balance at December 31, 1998.........      $ (197.8)              $  1.5              $ (33.5)            $ (229.8)
                                            =======                =====               ======              =======

The amounts above are net of income taxes. The income taxes related to other comprehensive income were not significant as income taxes were generally not provided for foreign currency translation.

The unrealized gains (losses) on securities is net of a reclassification adjustment of $4.8 million, net of tax, in 1998 for realized gains and losses on sales of securities included in net income.

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


Sidney Taurel
Chairman of the Board,
   President and Chief Executive Officer


Charles E. Golden
Executive Vice President and
   Chief Financial Officer

January 30, 1999

Report of Independent Auditors

Board of Directors and Shareholders
Eli Lilly and Company


We have audited the accompanying consolidated balance sheets of Eli Lilly and Company and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, cash flows and comprehensive income for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Eli Lilly and Company and subsidiaries at December 31, 1998 and 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.


Ernst & Young LLP


Indianapolis, Indiana

January 30, 1999

Appendix to Exhibit 13



                    Graphs in Annual Report to Shareholders
                      for the Year Ended December 31, 1998


Set forth below, converted to tabular format, are the graphs contained in the paper format of the portions of the Company's Annual Report to Shareholders that are contained in this Exhibit 13.

Graph #1--Net Sales

($ millions)

Year                      Amount
----                      -------

1989                     $3,391.0
1990                      4,178.3
1991                      4,533.4
1992                      4,963.1
1993                      5,198.5
1994                      5,686.5
1995                      6,508.8
1996                      6,998.3
1997                      7,987.7
1998                      9,236.8

Net sales increased 16 percent as strong worldwide volume growth of 15 percent and a slight increase in global selling prices were partially offset by unfavorable exchange rates.


Graph #2--Sales Growth

($ millions; percentages represent changes from 1997)


                                                  Percent Change
Class                      Amount                   from 1997
-----                      ------                 ------------

Zyprexa                    $713.0                      98%
Prozac                      257.0                      10%
Evista                      144.0                      N/M
Gemzar                      132.0                      76%
ReoPro                      111.0                      44%
Humalog                      62.0                      91%


Five of the company's newer products - Zyprexa, Evista, Gemzar, ReoPro and Humalog - generated $2.4 billion in sales in 1998 and 93 percent of the growth in sales. Prozac also continues to contribute to Lilly's sales growth.

Appendix to Exhibit 13 Continued

Graph #3--Net Sales

($ millions; percentages represent changes from 1997)

                                                  Percent Change
Class                        Amount                  from 1997
-----                     ------------            ---------------

Prozac                      $2,811.5                      10%
Zyprexa                      1,442.7                      98%
Anti-Infectives              1,160.9                     (9)%
Insulins                     1,154.9                       8%
Animal Health                  614.4                       4%
Axid                           418.0                    (20)%
ReoPro                         365.4                      44%
Gemzar                         306.8                      76%
Humatrope                      268.0                       3%
Evista                         144.1                      N/M

In 1998, sales of four of the company's newer products, Zyprexa, Evista, Gemzar, and ReoPro, and continued growth in sales of Prozac accounted for essentially all the 16 percent increase in net sales. In total, 16 products, spanning all therapeutic classes, had annual sales in excess of $100 million.


Graph #4--Sales Outside the U.S.


($ millions)


Year              Amount
----              ------

1989            $1,335.7
1990             1,636.9
1991             1,807.0
1992             1,996.2
1993             2,097.5
1994             2,430.2
1995             2,950.9
1996             3,081.0
1997             3,105.9
1998             3,400.6

After 3 years of essentially flat international sales, the recent launches of Humalog, Zyprexa and Gemzar in many countries contributed to sales growth of 9 percent. Volume growth of 13 percent and price increases of 1 percent were somewhat offset by an adverse exchange rate impact of 5 percent.


Graph #5--Research and Development


($ millions)

Year              Amount
----              ------

1994            $  838.7
1995             1,042.3
1996             1,189.5
1997             1,370.2
1998             1,738.9

Worldwide research and development expenditures increased 27 percent in 1998, a greater rate than sales, in support of the company's strong pipeline, which includes 25 compounds in Phase II or Phase III clinical trials.

Appendix to Exhibit 13 Continued

Graph #6--Return on Shareholders' Equity (Based on Income from Continuing Operations before Extraordinary Item)

(percentage)

Year                 Percent
----                 -------

1994                  23.8%
1995                  26.1%
1996                  28.2%
1997                  37.5%
1998                  46.2%

Earnings growth, combined with measures to enhance shareholder value, such as the special share repurchase program, resulted in a significant increase in return on shareholders' equity.


Graph #7--Economic Value Added


($ millions)

Year                Amount
----                ------

1995                $  333
1996                   460
1997                   751
1998                 1,429

In 1998, Lilly's Economic Valued Added (EVA) was $1.4 billion, an increase of 90 percent, reflecting the company's commitment to delivering exceptional shareholder value.


Graph #8--Capital Expenditures

($ millions)

Year                Amount
----                ------

1994                $576.5
1995                 551.3
1996                 443.9
1997                 366.3
1998                 419.9

Capital expenditures increased 15 percent from the 1997 level primarily due to the increased support of various research initiatives and related infrastructure. The company expects near-term capital expenditures to increase from 1998 levels due to continuing investment in research and manufacturing capabilities.


Graph #9--Dividends Paid per Share

(dollars)

Year                 Amount
----                 ------

1994                 $.625
1995                  .655
1996                  .685
1997                  .740
1998                  .800

Appendix to Exhibit 13 Continued

Dividends paid during 1998 increased 8 percent over 1997. Nineteen ninety-eight was the 31st consecutive year in which dividends were increased. The continued earnings growth in 1998 enabled the company to declare a first-quarter 1999 dividend of $.23 per share, a 15 percent increase over 1998. The increase reflects the company's continued commitment to delivering shareholder value.