Form 10-K, Exhibit 13
period 1999-12-31
LILLY ELI & CO
filed 2000-03-30
CIK 59478

EXHIBIT 13.  ANNUAL REPORT TO SHAREHOLDERS FOR THE YEAR
                ENDED DECEMBER 31, 1999


REVIEW OF OPERATIONS


SALE OF PCS HEALTH-CARE-MANAGEMENT BUSINESS

In November 1998, the company signed a definitive agreement to sell to Rite Aid Corporation the company's PCS health-care-management subsidiary for $1.60 billion in cash. The sale, which was completed in January 1999, is allowing the company to further focus on pharmaceutical innovation and the realization of optimal demand for company products in the marketplace. As a consequence of the divestiture, the operating results of PCS have been reflected as "discontinued operations" in the company's financial statements for all periods and have been excluded from consolidated sales and expenses reflected therein. The company recognized a gain on disposal of $174.3 million, net of $8.7 million tax benefit, which increased earnings per share by approximately $.16, net of tax, in the first quarter of 1999.

OPERATING RESULTS FROM CONTINUING OPERATIONS - 1999

SUMMARY
-------

Income from continuing operations was $2.55 billion, or $2.30 per share, in 1999 and $2.10 billion, or $1.87 per share, in 1998 (before the 1998 extraordinary charge of $7.2 million, or $.01 per share). Comparisons between 1999 and 1998 are made difficult by the impact of several unusual items that are reflected in the company's operating results for both years. Excluding these unusual items, which are discussed further below, income from continuing operations before extraordinary item for 1999 and 1998 would have been $2.52 billion, or $2.28 per share, and $2.17 billion, or $1.94 per share, respectively. This represents an increase in earnings and earnings per share of 16 percent and 18 percent, respectively. The 1999 increases are attributed to increased sales, improved gross margin, and increases in operating expenses at a rate less than sales growth. Earnings per share also benefited from a decrease in the number of shares outstanding as a result of the share repurchase plan.

UNUSUAL ITEMS
-------------

As noted above, several unusual transactions are reflected in the company's operating results for 1999 and 1998. These transactions are summarized as follows (see Note 3, Note 4, and Note 12 to the consolidated financial statements for additional information):

- The company realized approximately $90 million in additional product sales as a result of year-2000-related wholesaler buying, which increased earnings per share by approximately $.06 in the fourth quarter of 1999.
- The company recognized a pretax gain of $110.0 million in settlement of litigation with Biochimica Opos S.p.A., which increased earnings per share by approximately $.06 in the fourth quarter of 1999.
- The company recognized a pretax charge of $26.0 million associated with the decommissioning of manufacturing facilities and other site charges, which decreased earnings per share by approximately $.02 in the fourth quarter of 1999.
- The company recognized a pretax gain of $67.8 million on the sale of Lorabid marketing rights, which increased earnings per share by approximately $.05 in the third quarter of 1999.
- The company recognized a pretax charge of $150.0 million as the result of a contribution to Eli Lilly and Company Foundation, which decreased earnings per share by approximately $.09 in the first quarter of 1999.

- The company recognized a pretax charge of $61.4 million associated with the impairment of certain manufacturing assets, which decreased earnings per share by approximately $.04 in the first quarter of 1999.
- The company recognized a pretax charge of $127.5 million for acquired in-process technology associated with a collaboration with ICOS Corporation, which reduced earnings per share by approximately $.07 in 1998.

SALES
-----

The company's worldwide sales for 1999 increased 8 percent, to $10.0 billion. Approximately $90 million of worldwide sales were related to year 2000 wholesaler buying. Sales growth was led by Zyprexa, a treatment for schizophrenia and related psychoses; the osteoporosis treatment and prevention agent Evista; the oncolytic product Gemzar; diabetes care products; and the cardiovascular agent ReoPro. Sales in the U.S. were $6.23 billion, a 7 percent increase, while sales outside the U.S. were $3.77 billion, an 11 percent increase. Worldwide sales reflected volume growth of 9 percent and a 1 percent increase in prices, partially offset by a 2 percent decrease in exchange rates.

Worldwide sales of the antidepressant Prozac in 1999 were $2.61 billion, representing a decrease of 7 percent. Approximately $12 million of worldwide Prozac sales were related to year 2000 wholesaler buying. Prozac sales in the U.S. decreased 8 percent, to $2.09 billion. Sales of Prozac outside the U.S. decreased 3 percent, to $525.1 million. The decline in U.S. sales was largely caused by wholesaler stocking that occurred during 1998, creating a significant adverse impact on sales comparisons in 1999. Prozac sales in the U.S. were also adversely affected by increased competition from new antidepressants. The company expects slight declines in worldwide Prozac sales in 2000 compared with 1999 primarily due to increased generic competition outside the U.S. Actual sales levels will depend on the effectiveness of the company's marketing efforts in offsetting increased competition, the rate of growth of the antidepressant market, and the stocking patterns of wholesalers, retailers, and consumers.

Zyprexa posted worldwide sales of $1.89 billion in 1999, representing an increase of 31 percent. Approximately $17 million of worldwide Zyprexa sales were related to year 2000 wholesaler buying. U.S. sales of Zyprexa increased 22 percent, to $1.37 billion. Sales outside the U.S. increased 62 percent, to $513.9 million. During the fourth quarter of 1999, the U.S. Food and Drug Administration (FDA) issued an approvable letter for Zyprexa for the treatment of acute mania associated with bipolar disorder. The company expects continued strong sales growth for Zyprexa in 2000 due, in part, to the anticipated new indication.

Worldwide Gemzar sales of $455.8 million in 1999 reflected an increase of 49 percent. Sales in the U.S. increased 57 percent, to $264.2 million, and sales outside the U.S. increased 38 percent, to $191.6 million. The company anticipates strong sales growth for Gemzar in 2000.

Worldwide ReoPro sales of $447.3 million in 1999 reflected an increase of 22 percent. U.S. sales of ReoPro increased 18 percent, to $357.5 million. ReoPro sales outside the U.S. increased 43 percent, to $89.8 million. The company anticipates strong sales growth for ReoPro in 2000.

Worldwide diabetes care revenues, composed of Humulin, the company's biosynthetic human insulin; Humalog, the company's insulin analog; the animal source insulin Iletin; and Actos, an oral diabetes agent introduced in the U.S. in 1999, increased 19 percent, to $1.38 billion, in 1999. Approximately $23 million of worldwide diabetes care revenues were related to year 2000 wholesaler buying. Diabetes care revenue in the U.S. increased 18 percent, to $827.7 million. Diabetes care revenue outside the U.S. increased 21 percent, to $547.5 million. Worldwide Humulin sales increased 13 percent, to $1.09 billion. U.S. Humulin sales increased 12 percent and Humulin sales outside the U.S. increased 15 percent. Worldwide Humalog sales were $224.5 million, representing an increase of 73 percent. The company anticipates moderate growth in sales of diabetes care products, excluding Actos, in 2000. Actos, an oral agent for the treatment of type 2 diabetes, was introduced to the U.S. diabetes market in the third quarter of 1999. Actos is manufactured and sold in the U.S. by Takeda Chemical Industries, Ltd., and is copromoted by the company. The company received service revenues of $37.9 million in 1999 relating to Actos sales. The company anticipates very strong growth in Actos revenues in 2000.

Worldwide sales of anti-infectives decreased 12 percent in 1999, to $1.02 billion, as a result of continuing competitive pressures. U.S. and international anti-infectives sales declined 22 percent and 8 percent, respectively. Cefaclor and Lorabid accounted for the majority of the decline in anti-infectives sales, offsetting growth in Vancocin outside the U.S. The company expects a continued decline in anti-infectives sales in 2000.

Evista sales increased $182.0 million, or 126 percent, to $326.1 million in 1999. Evista was launched in the first quarter of 1998 in the U.S. for the prevention of osteoporosis in postmenopausal women. During 1999, the company received approval from the FDA to promote Evista for the treatment of postmenopausal osteoporosis. While most of the sales dollar growth for Evista occurred in the U.S., international Evista sales reflected strong percentage growth. The company anticipates strong growth in worldwide Evista sales in 2000.

Worldwide sales of animal health products of $627.8 million in 1999 reflected a 2 percent increase. Sales were flat in the U.S. and increased 4 percent outside the U.S. The worldwide sales growth was driven primarily by Surmax, a performance enhancer for poultry and swine, and Micotil, an antibiotic for bovine respiratory disease, offset, in part, by decreases in worldwide sales of Tylan, a performance enhancer for poultry, swine, and cattle. In January 2000, the company received approval for Paylean, a new swine lean-meat enhancer, from the FDA's Center for Veterinary Medicine.

The company's payments under federally mandated Medicaid rebate programs reduced 1999 sales by approximately $352.5 million compared with approximately $278.6 million in 1998. The company anticipates that Medicaid rebates will increase in 2000 due, in part, to the continuing growth of Zyprexa sales.

GROSS MARGIN, COSTS, AND EXPENSES
---------------------------------

The 1999 gross margin improved to 79.0 percent of sales compared with 78.2 percent for 1998. This increase was attributed primarily to production efficiencies and, to a lesser extent, favorable changes in product mix, as well as the expiration of Humulin and Humalog royalties in August 1998. The company anticipates a slight improvement in gross margin in 2000.

Operating expenses (the aggregate of research and development and marketing and administrative expenses) increased 3 percent in 1999. Research and development investments increased 3 percent, to $1.78 billion, in 1999 as the company continued to build internal and external capabilities. Reduced incentive compensation significantly offset the expense growth. In addition, Phase III clinical trials for certain compounds were discontinued in the first half of 1999, which contributed to the reduction in the growth rate. Marketing and administrative expenses increased 4 percent. The increases were due to increased spending to support new product launches around the world and enhancements in the company's global information technology systems, including year 2000 readiness efforts. However, the impact of these increases was mitigated by expense management initiatives and reduced incentive compensation. For 2000, the company expects operating expenses will return to a more typical growth rate of low double-digit to mid-teen increases. The actual 2000 increase will vary depending upon a number of factors, particularly the level of research collaboration activity.

Excluding the gains from the litigation settlement, the sale of Lorabid marketing rights, and the charge for the contribution to Eli Lilly and Company Foundation, net other income for 1999 was $125.1 million, which represents a decrease of $24.2 million. Other income in 1998 benefited from gains generated from the sale of investments.

The company's effective tax rate for 1999 was 21.5 percent compared with 21.3 percent for 1998. Excluding the unusual items discussed previously, the effective tax rates for 1999 and 1998 were 22.0 percent and 22.2 percent, respectively. The company expects that a comparable tax rate will be sustainable under present law for the near term. See Note 10 to the consolidated financial statements for additional information.

OPERATING RESULTS FROM CONTINUING OPERATIONS -- 1998

SUMMARY
-------

Income from continuing operations (before the 1998 extraordinary charge of $7.2 million, or $.01 per share) was $2.10 billion, or $1.87 per share, in 1998 and $2.02 billion, or $1.78 per share, in 1997. Comparisons between 1998 and 1997 are made difficult by the impact of several unusual transactions that are reflected in the company's operating results for both years. Excluding these unusual items, which are discussed further below, income from continuing operations before extraordinary item for 1998 and 1997 would have been $2.17 billion, or $1.94 per share, and $1.83 billion, or $1.62 per share, respectively. This represents an increase in earnings and earnings per share of 19 percent and 20 percent, respectively. The 1998 increases are attributed to increased sales, improved gross margin, reduced interest expense, and a lower effective tax rate, partially offset by increases in operating expenses.

UNUSUAL ITEMS
-------------

During 1998, the company announced a collaboration with ICOS Corporation to jointly develop and globally commercialize a phosphodiesterase type 5 (PDE5) inhibitor as an oral therapeutic agent for the treatment of male erectile dysfunction and female sexual dysfunction. The company's payments to acquire rights to this compound were required to be charged as an expense of $127.5 million, which reduced earnings per share by approximately $.07 net of tax. The company's reported tax rate was also affected by this item. See Note 4 to the consolidated financial statements for additional information.

The company's reported results from continuing operations for 1997 include the following unusual transactions: a pretax gain of $631.8 million from the sale of the company's interest in the DowElanco joint venture, a $97.8 million noncash charge for an asset impairment, a charge for the settlement of a significant portion of the company's remaining retail pharmacy pricing litigation, and a $24.1 million charge for the discontinuance of the research collaboration with Somatogen, Inc. The company's reported tax rate for 1997 was also affected by these transactions.

SALES
-----

The company's sales for 1998 increased 16 percent, to $9.24 billion. Sales growth was led by four of the company's newer products: Zyprexa, ReoPro, Gemzar, and Evista, as well as Prozac. Sales in the U.S. were $5.84 billion, a 20 percent increase, while sales outside the U.S. were $3.40 billion, a 9 percent increase. Worldwide sales reflected volume growth of 15.3 percent and a
2.1 percent increase in selling prices, which were partially offset by an unfavorable exchange rate impact of 1.8 percent.

Worldwide sales of Prozac in 1998 were $2.81 billion, representing an increase
of 10 percent.   Prozac sales in the U.S. increased 13 percent, to $2.27
billion, due, in part, to wholesaler stocking in advance of a 1999 price increase. Sales of Prozac outside the U.S. were substantially the same as 1997. Continued competitive pressures affected sales outside the U.S.

Zyprexa posted worldwide sales of $1.44 billion in 1998, representing an increase of 98 percent. U.S. sales of Zyprexa increased 91 percent, to $1.12 billion. Sales outside the U.S. increased 127 percent, to $317.9 million. Sales comparisons for Zyprexa benefited to some extent from U.S wholesaler stocking in the fourth quarter of 1998.

Worldwide diabetes care revenue, composed of Humulin, Humalog, and Iletin, increased 8 percent, to $1.15 billion, in 1998. Insulin sales in the U.S. increased 4 percent, to $701.5 million. Insulin sales outside the U.S. increased 14 percent, to $453.4 million. Worldwide Humulin sales increased 3 percent, to $959.3 million. Worldwide Humalog sales were $129.6 million, representing an increase of 91 percent, or $61.9 million, over 1997. Iletin sales were essentially flat compared with 1997.

Worldwide sales of anti-infectives decreased 9 percent, to $1.16 billion. U.S. and international anti-infectives sales declined 20 percent and 4 percent, respectively. These declines were due, in part, to continued generic competition in certain markets and the impact of unfavorable exchange rates. Cefaclor, Lorabid, and Vancocin accounted for the majority of the decline in anti-infectives sales with declines of 10 percent, 14 percent, and 5 percent, respectively.

Worldwide Axid sales decreased 20 percent, to $418.0 million, due to continuing competition from other branded and generic antiulcer agents.

As mentioned above, the newer products ReoPro, Gemzar, and Evista contributed significantly to worldwide sales growth. Worldwide ReoPro sales of $365.4 million reflected an increase of 44 percent. Worldwide Gemzar sales increased 76 percent, to $306.8 million. Evista, introduced in the first quarter of 1998, had worldwide sales of $144.1 million. Sales of Evista benefited somewhat from U.S. wholesaler stocking in the fourth quarter of 1998.

Worldwide sales of animal health products increased 4 percent, to $614.4 million. Sales increased 7 percent in the U.S. and 2 percent outside the U.S. The worldwide sales growth was driven primarily by Micotil, Tylan, and Surmax. Weakness in the general economic condition of the Asia-Pacific region negatively affected sales of animal health products outside the U.S. These products have a greater sensitivity to adverse economic conditions in the Asia-Pacific region than pharmaceutical products.

The company's payments under federally mandated Medicaid rebate programs reduced 1998 sales by approximately $278.6 million compared with approximately $199.1 million in 1997.

GROSS MARGIN, COSTS, AND EXPENSES
---------------------------------

The gross margin improved to 78.2 percent of sales compared with 75.6 percent for 1997. This increase was due primarily to favorable changes in product mix and, to a lesser extent, to productivity improvements.

Operating expenses (the aggregate of research and development and marketing and administrative expenses) for 1998, excluding the effect of the expenses for acquired in-process technology related to the ICOS collaboration, increased 22 percent. The increase reflects a 27 percent growth rate in research and development, to $1.74 billion. This growth was the result of greater investments in both internal research efforts and external research collaborations. Marketing and administrative expenses increased 19 percent, to $2.66 billion. This increase was driven by increased expenditures to support continued new product launches around the world, including the U.S. launch of Evista and direct-to-consumer advertising campaigns in the U.S. In addition to the above, operating expenses were also affected by investments in the company's global information technology capabilities, which include expenditures relating to the company's year 2000 computer initiatives and increased compensation due to the company's performance-based bonus programs.

Interest expense in 1998 decreased $51.4 million, or 22 percent, due largely to declines in the company's borrowings.

Net other income for 1998 was $149.3 million, a decrease of $12.1 million from 1997. Net other income in 1998 benefited from gains on the sale of certain investments and increased interest income. Also, in comparison with 1997, 1998 benefited from the inclusion in the 1997 amount of the charges associated with the discontinuance of a collaboration with Somatogen, Inc. These increases were more than offset by the absence of both DowElanco joint venture income and certain license fee income in 1998.

The company's effective tax rate for 1998 was 21.3 percent compared with 30.5 percent for 1997. The company's 1997 effective tax rate was distorted by the gain from the sale of DowElanco and the asset impairment charge. The company's tax rate for 1997, excluding the impact of these items, was 24.1 percent. Excluding the ICOS transaction discussed previously, the company's effective tax rate for 1998 was 22.2 percent. The lower 1998 rate is primarily the result of changes in the mix of earnings between jurisdictions with lower tax rates and those with higher rates.

The company refinanced an ESOP debenture during 1998. An extraordinary charge of $7.2 million, net of a $4.8 million income tax benefit, was recorded as a result of this refinancing.

DISCONTINUED OPERATIONS

Discontinued operations consists of the company's PCS health-care-management business. In November 1998, the company entered into an agreement to sell PCS for $1.60 billion in cash. The sale was closed in January 1999 and the resulting net gain on disposal was recognized in the first quarter of 1999. See
Note 3 to the consolidated financial statements for further information.

In the second quarter of 1997, the company recognized an asset impairment (a noncash charge) of approximately $2.30 billion to adjust the carrying value of PCS's long-lived assets, primarily goodwill, to their fair value of approximately $1.50 billion. The company determined that PCS's estimated future undiscounted cash flows were below the carrying value of PCS's long-lived assets. As a consequence, the carrying value was adjusted to the estimated fair value based on anticipated future cash flows, discounted at a rate commensurate with the risk involved.

FINANCIAL CONDITION

As of December 31, 1999, cash, cash equivalents, and short-term investments totaled approximately $3.84 billion compared with $1.60 billion at December 31, 1998. Total debt at December 31, 1999, was $3.05 billion, an increase of $686.5 million. The increase in cash was due to the sale of PCS in January 1999, the issuance of debt in August 1999, and cash flows generated from operations. Substantially all the decreases in accounts receivable ($524.7 million) and accounts payable ($740.5 million) during 1999 were also a result of the sale of PCS. The company has completed its previously announced $1.50 billion share repurchase, acquiring approximately 19.1 million shares in 1999. The company believes that cash generated from operations, along with available cash and cash equivalents, will be sufficient to fund essentially all the company's operating needs, including debt service, capital expenditures, and dividends in 2000.

The company believes that amounts available through existing commercial paper programs should be adequate to fund maturities of short-term borrowings. The company's commercial paper program is also backed by $2.05 billion of committed bank credit facilities.

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

The company's primary interest rate risk exposure results from changes in short-term U.S. dollar interest rates. In an effort to manage interest rate exposures, the company strives to achieve an acceptable balance between fixed and floating rate debt positions and may enter into interest rate swaps to help maintain that balance. Based on the company's overall interest rate exposure at December 31, 1999, including derivatives and other interest rate risk sensitive instruments, a hypothetical 10 percent change in interest rates applied to the fair value of the instruments as of December 31, 1999, would have no material impact on earnings, cash flows, or fair values of interest rate risk sensitive instruments over a one-year period. Similarly, a hypothetical 10 percent change in interest rates from 1998 applied to the fair value of the instruments as of December 31, 1998, would have had no material impact on earnings, cash flows, or fair values of interest rate risk sensitive instruments during 1999.

The company's foreign currency risk exposure results from fluctuating currency exchange rates, primarily the strengthening of the U.S. dollar against the Japanese yen and the euro. The company faces transactional currency exposures that arise when its foreign subsidiaries (or the company itself) enter into transactions, generally on an intercompany basis, denominated in currencies other than their local currency. The company also faces currency exposure that arises from translating the results of its global operations to the U.S. dollar at exchange rates that have fluctuated from the beginning of the period. The company uses forward contracts and purchased options to manage its foreign currency exposures. Company policy outlines the minimum and maximum hedge coverage of such exposures. Gains and losses on these derivative positions offset, in part, the impact of currency fluctuations on the existing assets, liabilities, commitments, and anticipated revenues. Considering the company's derivative financial instruments outstanding at December 31, 1999, a hypothetical 10 percent weakening in the exchange rates (primarily against the U.S. dollar) over a one-year period would increase pretax earnings by $70.0 million, while a 10 percent strengthening in the exchange rates would decrease pretax earnings by $49.1 million. Comparatively, considering the company's derivative financial instruments outstanding at December 31, 1998, a hypothetical 10 percent weakening in the exchange rate (primarily against the U.S. dollar) over a one-year period would have increased pretax earnings by $45.9 million, while a 10 percent strengthening in the exchange rates would have decreased pretax earnings by $26.1 million. This calculation does not reflect the impact of exchange gains/losses on the underlying positions that would be offset, in part, by the results of the derivative instruments.

Capital expenditures of $528.3 million during 1999 were $108.4 million more than in 1998 as the company continued to invest in manufacturing and research and development initiatives and related infrastructure. The company expects near-term capital expenditures to increase from 1999 levels. Sufficient cash flows exist to meet these near-term requirements.

Dividends of $.92 per share were paid in 1999, an increase of 15 percent from the $.80 per share paid in 1998. In the fourth quarter of 1999, effective for the first-quarter dividend in 2000, the quarterly dividend was increased to $.26 per share (13 percent), resulting in an indicated annual rate for 2000 of $1.04 per share. The year 1999 was the 115th consecutive year in which the company made dividend payments and the 32nd consecutive year in which dividends have been increased.

YEAR 2000 READINESS DISCLOSURE

Many of the company's global information technology (IT) systems and non-IT systems, including laboratory and process automation devices, required modification or replacement in order to render the systems ready for the year 2000. In late 1996, the company initiated a comprehensive program to reduce the likelihood of a material impact of the year 2000 on the business.

The company's inventory of IT systems, including software applications, was divided into various categories. Those most critical to the company's global operations were generally assessed and renovated, when necessary, first. The company completed renovation of substantially all its applications that needed some form of renovation.

The most important non-IT systems were various laboratory and process automation devices. The company completed a global assessment of all devices. Based on this assessment, only a small percentage (15 percent) of all automation devices appeared to require upgrade or replacement. The company completed remediation of the critical devices.

The company completed a comprehensive risk management analysis of the operational problems and costs (including loss of revenues) that would be reasonably likely to result from the failure by the company and certain third parties to complete efforts necessary to achieve year 2000 compliance on a timely basis or from abnormal wholesaler or consumer buying in anticipation of the year 2000. Contingency plans were developed for the company and its critical vendors, customers, and suppliers to address the flow of products to the consumer. The company increased inventories of certain key products in order to have additional finished stock in the event excessive consumer purchasing occurred in late 1999. Business continuity plans were developed to address the company's approach for dealing with extended disruptions.

The company currently estimates it will spend between $160 million and $165 million over the life of the program and that approximately 98 percent of the anticipated costs were incurred by December 31, 1999. Expenses associated with addressing year 2000 issues are being recognized as incurred.

The company went through the year 2000 rollover with minimal disruptions to its business. There were no failures of IT systems or automation devices deemed critical or essential. All incidents reported were corrected and resulted in no material impact on the business. While the company continues to be cautious about the impact of similar issues that could possibly occur around February 29, 2000, it does not expect a material impact on the business. Plans have been put into place to monitor issues around the leap year rollover.

EURO CONVERSION

On January 1, 1999, 11 European nations adopted a common currency, the euro, and formed the European Economic and Monetary Union (EMU). For a three-year transition period, both the euro and individual participants' currencies will remain in circulation. After July 1, 2002, at the latest, the euro will be the sole legal tender for EMU countries. The adoption of the euro will affect a multitude of financial systems and business applications as the commerce of these nations will be transacted in the euro and the existing national currency.

The company has created the capability to transact in both the euro and the legacy currency and will continue to address euro-related issues and their impact on information systems, currency exchange rate risk, taxation, contracts, competition, and pricing. Action plans currently being implemented are expected to result in compliance with all laws and regulations; however, there can be no certainty that such plans will be successfully implemented or that external factors will not have an adverse effect on the company's operations. Any costs of compliance associated with the adoption of the euro will be expensed as incurred and the company does not expect these costs to be material to its results of operations, financial condition, or liquidity.

LEGAL AND ENVIRONMENTAL MATTERS

Barr Laboratories, Inc. (Barr), and Geneva Pharmaceuticals, Inc. (Geneva), have each submitted an Abbreviated New Drug Application (ANDA) seeking FDA approval to market generic forms of Prozac before the expiration of the company's patents. The ANDAs assert that two U.S. patents held by Lilly covering Prozac are invalid and unenforceable. The company filed suit against Barr and Geneva in federal court in Indianapolis seeking a ruling that Barr's challenge to Lilly's patents is without merit. On January 12, 1999, the trial court granted summary judgment in favor of Lilly on two of the four claims raised by Barr and Geneva against Lilly's patents. That decision has been appealed. On January 25, 1999, Barr and Geneva dismissed their other two claims in exchange for a $4 million payment, which Barr and Geneva will share with a third defendant. In late 1998, three additional generic pharmaceutical companies, Zenith Goldline Pharmaceuticals, Inc.; Teva Pharmaceuticals USA; and Cheminor Drugs, Ltd., together with one of its subsidiaries, filed ANDAs for generic forms of Prozac, asserting that the later of the two patents (expiring in December 2003) is invalid and unenforceable. In early 1999, Novex Pharma, a division of Apotex, Inc., changed its previously filed ANDA to assert that both the 2001 and 2003 patents are invalid and unenforceable. Lilly has filed suits against the four companies in federal court in Indianapolis. In November 1999, Lilly filed a lawsuit against Cheminor Drugs and Schein Pharmaceuticals, Inc., based on their ANDA filing for an additional dosage form. A trial date of October 30, 2000, has now been set for these cases. While the company believes that the claims of the seven generic companies are without merit, there can be no assurance that the company will prevail. An unfavorable outcome of this litigation could have a material adverse effect on the company's consolidated financial position, liquidity, and results of operations.

In addition, the company is a defendant in numerous product liability suits involving primarily two products, diethylstilbestrol (DES) and Prozac. See Note 12 to the consolidated financial statements for further information on those matters.

The company's worldwide operations are subject to complex and changing environmental and health and safety laws and regulations, which will continue to require capital investment and operational expenses. The company has also been designated a potentially responsible party with respect to fewer than 10 sites under the federal environmental law commonly known as Superfund. For more information on those matters, see Note 12 to the consolidated financial statements.

While it is not possible to predict or determine the outcome of the patent, product liability, or other legal actions brought against the company or the ultimate cost of environmental matters, the company believes that, except as noted above, the costs associated with all such matters will not have a material adverse effect on its consolidated financial position or liquidity but could possibly be material to the consolidated results of operations in any one accounting period.

PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 --
A CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, the company cautions investors that any forward-looking statements or projections made by the company, including those made in this document, are based on management's expectations at the time they are made, but they are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Economic, competitive, governmental, technological, and other factors that may affect the company's operations and prospects are discussed in Exhibit 99 to the company's most recent report on Forms 10-Q and 10-K filed with the Securities and Exchange Commission.

Consolidated Statements of Income
ELI LILLY AND COMPANY AND SUBSIDIARIES
(Dollars in millions, except per-share data)

Year Ended December 31                                    1999          1998            1997
-------------------------------------------------------------------------------------------------
Net sales.........................................     $10,002.9      $9,236.8       $ 7,987.7

Cost of sales.....................................       2,098.0       2,015.1         1,946.0
Research and development..........................       1,783.6       1,738.9         1,370.2
Marketing and administrative......................       2,757.6       2,658.3         2,233.1
Acquired in-process technology (Note 4)...........             -         127.5               -
Asset impairment and other site
  charges (Note 3)................................          87.4             -            97.8
Gain on sale of DowElanco (Note 4)................             -             -          (631.8)
Interest expense..................................         183.8         181.3           232.7
Other income--net.................................        (152.9)       (149.3)         (161.4)
                                                     --------------------------------------------
                                                         6,757.5       6,571.8         5,086.6
                                                     --------------------------------------------
Income from continuing operations before
  income taxes and extraordinary item.............       3,245.4       2,665.0         2,901.1

Income taxes (Note 10)............................         698.7         568.7           885.2
                                                     --------------------------------------------

Income from continuing operations before
  extraordinary item..............................       2,546.7       2,096.3         2,015.9

Income (loss) from discontinued operations,
  net of tax (Note 3).............................         174.3           8.8        (2,401.0)

Extraordinary item, net of tax (Note 6)...........             -          (7.2)              -
                                                     --------------------------------------------

Net income (loss).................................     $ 2,721.0      $2,097.9       $  (385.1)
                                                     ============================================

Earnings (loss) per share - basic (Note 9):
  Income from continuing operations
    before extraordinary item.....................     $    2.34      $   1.91       $    1.83
  Income (loss) from discontinued operations......           .16           .01           (2.18)
  Extraordinary item..............................             -          (.01)              -
                                                     --------------------------------------------

  Net income (loss)...............................     $    2.50      $   1.91       $    (.35)
                                                     ============================================

Earnings (loss) per share - diluted (Note 9):
  Income from continuing operations
    before extraordinary item.....................     $    2.30      $   1.87       $    1.78
  Income (loss) from discontinued operations......           .16           .01           (2.12)
  Extraordinary item..............................             -          (.01)              -
                                                     --------------------------------------------

  Net income (loss)...............................     $    2.46      $   1.87       $    (.34)
                                                     ============================================


See notes to consolidated financial statements.

Consolidated Balance Sheets
ELI LILLY AND COMPANY AND SUBSIDIARIES
(Dollars in millions)

December 31                                                  1999             1998
--------------------------------------------------------------------------------------
Assets

Current Assets
Cash and cash equivalents..........................       $ 3,700.4        $ 1,495.7
Short-term investments.............................           135.6            101.4
Accounts receivable, net of allowances of
   $79.9 (1999) and $64.3 (1998)...................         1,443.2          1,967.9
Other receivables..................................           399.6            275.8
Inventories........................................           899.6            999.9
Deferred income taxes (Note 10)....................           240.3            332.7
Prepaid expenses...................................           236.8            233.4
                                                        ------------------------------
   Total current assets............................         7,055.5          5,406.8


Other Assets
Prepaid retirement (Note 11).......................           741.1            612.3
Investments........................................           180.3            204.0
Goodwill and other intangibles, net of
   allowances for amortization of $107.6 (1999)
   and $171.4 (1998)...............................           118.6          1,517.9
Sundry.............................................           748.2            758.2
                                                        ------------------------------
                                                            1,788.2          3,092.4


Property and Equipment.............................         3,981.5          4,096.3
                                                        ------------------------------

                                                          $12,825.2        $12,595.5
                                                        ==============================

Consolidated Balance Sheets
ELI LILLY AND COMPANY AND SUBSIDIARIES
(Dollars in millions) - Con't.

December 31                                                    1999              1998
------------------------------------------------------------------------------------------
Liabilities and Shareholders' Equity

Current Liabilities
Short-term borrowings (Note 6).......................       $   241.5         $   181.4
Accounts payable.....................................           445.5           1,186.0
Employee compensation................................           489.3             704.0
Dividends payable....................................           283.0             252.9
Income taxes payable (Note 10).......................         1,445.3           1,290.2
Other liabilities....................................         1,030.8             992.7
                                                          --------------------------------
   Total current liabilities.........................         3,935.4           4,607.2

Other Liabilities
Long-term debt (Note 6)..............................         2,811.9           2,185.5
Deferred income taxes (Note 10)......................           137.0             247.9
Retiree medical benefit obligation (Note 11).........           115.7             114.7
Other noncurrent liabilities.........................           812.2           1,010.6
                                                          --------------------------------
                                                              3,876.8           3,558.7

Commitments and contingencies (Note 12)..............               -                 -

Shareholders' Equity (Notes 7 and 8)
Common stock - no par value
   Authorized shares: 3,200,000,000
   Issued shares:  1,091,226,806 (1999)
     and 1,098,396,306 (1998)........................           682.0             686.5
Retained earnings....................................         4,985.6           4,228.8
Deferred costs - ESOP................................          (139.9)           (146.9)
Accumulated other comprehensive income (Note 13).....          (406.4)           (229.8)
                                                          --------------------------------
                                                              5,121.3           4,538.6

Less cost of common stock in treasury:
   1999 -  988,902 shares
   1998 -  995,492 shares............................           108.3             109.0
                                                          --------------------------------
                                                              5,013.0           4,429.6
                                                          --------------------------------
                                                            $12,825.2         $12,595.5
                                                          ================================



See notes to consolidated financial statements.

Consolidated Statements of Cash Flows
ELI LILLY AND COMPANY AND SUBSIDIARIES
(Dollars in millions)

Year Ended December 31                                              1999           1998           1997
------------------------------------------------------------------------------------------------------------
Cash Flows From Operating Activities
Net income (loss)..........................................      $ 2,721.0      $ 2,097.9      $  (385.1)

Adjustments To Reconcile Net Income (Loss) to
  Cash Flows From Operating Activities
  Depreciation and amortization............................          439.7          490.4          509.8
  Change in deferred taxes.................................           27.1           25.4         (293.0)
  Gain on sale of PCS, net of tax..........................         (174.3)             -              -
  Gain on sale of DowElanco, net of tax....................              -              -         (303.5)
  Asset impairment and other site charges, net of tax......           58.1              -        2,429.6
  Other noncash income--net................................          (26.1)         (93.0)         (37.8)
                                                              ----------------------------------------------
                                                                   3,045.5        2,520.7        1,920.0

  Changes in operating assets and liabilities:
     Receivables - increase................................         (179.0)        (403.6)          (4.7)
     Inventories - (increase) decrease.....................           16.9          (55.6)         (65.8)
     Other assets - increase...............................          (88.8)         (81.1)         (22.2)
     Accounts payable and other
       liabilities - increase (decrease)...................         (174.9)         649.4          573.1
                                                              ----------------------------------------------
                                                                    (425.8)         109.1          480.4
                                                              ----------------------------------------------

Net Cash From Operating Activities.........................        2,619.7        2,629.8        2,400.4

Cash Flows From Investing Activities
Additions to property and equipment........................         (528.3)        (419.9)        (366.3)
Disposals of property and equipment........................           78.3           30.6           11.5
Net additions to other assets..............................         (116.6)        (120.1)         (34.2)
Reductions of investments..................................          216.1          273.1          365.7
Additions to investments...................................         (162.8)         (57.6)        (388.5)
Proceeds from sale of DowElanco............................              -              -        1,221.5
Proceeds from sale of PCS..................................        1,600.0              -              -
                                                              ----------------------------------------------
Net Cash From (Used for) Investing Activities..............        1,086.7         (293.9)         809.7

Cash Flows From Financing Activities
Dividends paid.............................................       (1,000.5)        (877.7)        (818.0)
Purchases of common stock and other
   capital transactions....................................       (1,453.0)      (1,999.8)        (351.3)
Issuances under stock plans................................          310.2          414.0          205.4
Issuance (redemption) of subsidiary stock..................              -         (172.8)         160.0
Decrease in short-term borrowings..........................         (139.4)        (170.0)      (1,146.0)
Additions to long-term debt................................          843.5           23.8            2.8
Reductions of long-term debt...............................          (13.5)         (30.2)          (7.5)
                                                              ----------------------------------------------
Net Cash Used for Financing Activities.....................       (1,452.7)      (2,812.7)      (1,954.6)

Effect of exchange rate changes on cash....................          (49.0)          25.0         (121.7)
                                                              ----------------------------------------------
Net increase (decrease) in cash and
   cash equivalents........................................        2,204.7         (451.8)       1,133.8
Cash and cash equivalents at beginning of year.............        1,495.7        1,947.5          813.7
                                                              ----------------------------------------------
Cash and cash equivalents at end of year...................      $ 3,700.4      $ 1,495.7      $ 1,947.5
                                                              ==============================================


See notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income
ELI LILLY AND COMPANY AND SUBSIDIARIES
(Dollars in millions)

Year Ended December 31                                            1999              1998              1997
---------------------------------------------------------------------------------------------------------------
Net income (loss)......................................            $2,721.0          $2,097.9           $(385.1)
Other comprehensive income (loss):
  Foreign currency translation
    adjustments........................................              (177.7)             69.2            (209.3)
  Net unrealized gains (losses) on
    securities (Note 13)...............................                27.8              (2.6)            (13.4)
  Minimum pension liability adjustment.................               (26.7)            (30.8)            (16.8)
                                                          -----------------------------------------------------

Other comprehensive income (loss) before
  income taxes.........................................              (176.6)             35.8            (239.5)
Provision for income taxes related to
  other comprehensive income items.....................                   -              15.6               5.4
                                                          -----------------------------------------------------
Other comprehensive income (loss)......................              (176.6)             51.4            (234.1)
                                                          -----------------------------------------------------

Comprehensive income (loss)............................            $2,544.4          $2,149.3           $(619.2)
                                                          =====================================================

See notes to consolidated financial statements.

Segment Information
ELI LILLY AND COMPANY AND SUBSIDIARIES
(Dollars in millions)

The company operates in one significant business segment - pharmaceutical products. Operations of the animal health business segment are not material and share many of the same economic and operating characteristics as pharmaceutical products. Therefore, they are included with pharmaceutical products for purposes of segment reporting.

Year Ended December 31                                              1999             1998             1997
---------------------------------------------------------------------------------------------------------------
Net sales - to unaffiliated customers
      Neurosciences........................................          $ 4,729.3         $4,487.8        $3,515.3
      Endocrinology........................................            2,075.5          1,626.6         1,381.8
      Anti-infectives......................................            1,022.3          1,160.9         1,272.5
      Cardiovascular.......................................              637.6            536.9           421.0
      Animal health........................................              627.8            614.4           589.8
      Oncology.............................................              486.1            339.2           210.6
      Gastrointestinal.....................................              354.7            418.0           525.4
      Other pharmaceutical.................................               69.6             53.0            71.3
                                                             --------------------------------------------------

Net sales..................................................          $10,002.9         $9,236.8        $7,987.7
                                                             ==================================================

Geographic Information

Net sales - to unaffiliated customers/1/:
    United States..........................................          $ 6,226.4         $5,836.2        $4,881.8
    Western Europe.........................................            1,888.0          1,692.3         1,462.9
    Other foreign countries................................            1,888.5          1,708.3         1,643.0
                                                             --------------------------------------------------
                                                                     $10,002.9         $9,236.8        $7,987.7
                                                             ==================================================
Long-lived assets:
    United States..........................................          $ 3,416.8         $3,363.5        $3,281.8
    Western Europe.........................................              568.4            642.6           595.5
    Other foreign countries................................              646.1            625.1           638.0
                                                             --------------------------------------------------
                                                                     $ 4,631.3         $4,631.2        $4,515.3
                                                             ==================================================

/1/ Net sales are attributed to the countries based on the location of the subsidiary making the sale.

The largest category of products is the neurosciences group, which includes Prozac, Zyprexa, Permax, and Darvon. Endocrinology products consist primarily of Humulin, Evista, Humatrope, Humalog, Actos, and Iletin. Anti-infectives include primarily Ceclor, Vancocin, Keflex, Lorabid, Nebcin, and Tazidime. Cardiovascular products consist primarily of ReoPro and Dobutrex. The gastrointestinal group is entirely composed of Axid.
Oncology products consist primarily of Gemzar. Animal health products include Tylan, Micotil, Surmax, Rumensin, Coban, and other products for livestock and poultry. The other pharmaceutical product group includes other miscellaneous pharmaceutical products and services.

Most of the pharmaceutical products are distributed through wholesalers that serve physicians and other health care professionals, pharmacies, and hospitals. In 1999, the company's three largest wholesalers each accounted for between 13 percent and 18 percent of consolidated net sales. Animal health products are sold primarily to wholesale distributors.

The company's business segments are distinguished by the ultimate end user of the product: humans or animals. Performance is evaluated based on profit or loss from operations before income taxes. The accounting policies of the individual segments are substantially the same as those described in the summary of significant accounting policies in Note 1. Income before taxes for the animal health business was approximately $165.0 million, $141.0 million, and $142.0 million in 1999, 1998, and 1997, respectively. The assets of the animal health business are intermixed with those of the pharmaceutical products business and are not separately determinable.

Total assets on the consolidated balance sheet include amounts from the discontinued operations of PCS for 1998 (see Note 3). Total assets from continuing operations for both 1998 and 1997 were $10.6 billion. Long-lived assets disclosed above consist of property and equipment and certain sundry assets of the continuing operations.

The company is exposed to the risk of changes in social, political, and economic conditions inherent in foreign operations, and the company's results of operations and the value of its foreign assets are affected by fluctuations in foreign currency exchange rates.

Selected Quarterly Data (unaudited)
ELI LILLY AND COMPANY AND SUBSIDIARIES
(Dollars in millions, except per-share data)

1999                                                     Fourth             Third           Second              First
-----------------------------------------------------------------------------------------------------------------------
Net sales....................................          $2,820.5          $2,585.2         $2,341.6           $2,255.6
Cost of sales................................             565.2             548.2            491.1              493.5
Operating expenses...........................           1,285.8           1,139.3          1,110.1            1,006.0
Asset impairment and other
  site charges...............................              26.0                 -                -               61.4
Other (income) expense - net.................             (80.2)            (41.5)             1.4              151.2
Income from continuing operations
  before income taxes........................           1,023.7             939.2            739.0              543.5
Income from:
  Continuing operations......................             786.3             732.6            576.4              451.4
  Discontinued operations....................                 -                 -                -              174.3
  Net income.................................             786.3             732.6            576.4              625.7

Earnings per share - basic:
  Continuing operations......................               .73               .68              .53                .41
  Discontinued operations....................                 -                 -                -                .16
  Net income.................................               .73               .68              .53                .57

Earnings per share - diluted:
  Continuing operations......................               .71               .67              .52                .40
  Discontinued operations....................                 -                 -                -                .16
  Net income.................................               .71               .67              .52                .56

Dividends paid per share.....................               .23               .23              .23                .23

Common stock prices:
   High......................................             77.38             77.19            90.25              97.44
   Low.......................................             64.13             61.50            65.19              76.19

1998                                                      Fourth            Third           Second            First/1/
-----------------------------------------------------------------------------------------------------------------------
Net sales....................................           $2,635.4         $2,359.4         $2,155.0            $2,087.0
Cost of sales................................              583.5            495.7            478.6               457.3
Operating expenses...........................            1,329.2          1,107.5          1,054.1               906.4
Acquired in-process technology...............                  -            127.5                -                   -
Other (income) expense - net.................                7.4             29.6            (25.0)               20.0
Income from continuing operations
  before income taxes and
  extraordinary item.........................              715.3            599.1            647.3               703.3
Income (loss) from:
  Continuing operations and
  before extraordinary item..................              561.6            512.2            490.9               531.6
  Discontinued operations....................                5.7              6.0              0.4                (3.3)
  Net income.................................              567.3            518.2            491.3               521.1

Earnings per share -  basic:
  Continuing operations before
  extraordinary item.........................                .51              .47              .45                 .48
  Discontinued operations....................                .01                -                -                   -
  Net income.................................                .52              .47              .45                 .47

Earnings per share - diluted:

  Continuing operations before
  extraordinary item...........................              .50              .46              .44                 .47
  Discontinued operations......................              .01                -                -                   -
  Net income...................................              .51              .46              .44                 .46

Dividends paid per share.......................              .20              .20              .20                 .20

Common stock prices:
   High........................................            91.31            81.63            73.75               72.38
   Low.........................................            68.00            62.56            57.88               57.69

/1/Reflects the impact of an extraordinary item (see Note 6).

The company's common stock is listed on the New York, London, Tokyo, and other stock exchanges.

Selected Financial Data (unaudited)
ELI LILLY AND COMPANY AND SUBSIDIARIES
(Dollars in millions, except per-share data)

                                             1999              1998             1997              1996              1995
                                    -----------------------------------------------------------------------------------------
Operations
Net sales.........................           $ 10,002.9     $   9,236.8        $  7,987.7        $  6,998.3        $  6,508.8
Research and development..........              1,783.6         1,738.9           1,370.2           1,189.5           1,042.3
Other costs and expenses..........              4,973.9         4,832.9           4,348.2           3,677.5           3,599.9
Gain on sale of DowElanco.........                    -               -            (631.8)                -                 -
Income from continuing
 operations before taxes
 and extraordinary item...........              3,245.4         2,665.0           2,901.1           2,131.3           1,866.6
Income taxes......................                698.7           568.7             885.2             505.6             457.6
Income (loss)from:
 Continuing operations
  before extraordinary
  item............................              2,546.7         2,096.3           2,015.9           1,625.7           1,409.0
 Discontinued operations..........                174.3             8.8          (2,401.0)           (102.2)            881.9
 Net income (loss)................              2,721.0         2,097.9/2/         (385.1)          1,523.5           2,290.9
Income from continuing
 operations before
 extraordinary item as a
 percent of sales.................                 25.5%           22.7%             25.2%             23.2%             21.6%
Per-share data - diluted:
 Income (loss) from:
  Continuing operations
   before extraordinary
   item...........................           $     2.30     $      1.87        $     1.78        $     1.45        $     1.22
  Discontinued operations.........                  .16             .01             (2.12)             (.09)              .77
  Net income (loss)...............                 2.46            1.87/2/           (.34)             1.36              1.99
Dividends declared per share......                  .95             .83               .76              .694              .665
Weighted-average number of
 shares outstanding -
 diluted (thousands)..............            1,106,055       1,121,486         1,130,579         1,117,110         1,152,016
                                    =========================================================================================

Financial Position
Current assets....................           $  7,055.5     $   5,406.8        $  5,320.7        $  3,891.3        $  4,138.6
Current liabilities...............              3,935.4         4,607.2           4,191.6           4,222.2           4,967.0
Property and equipment - net......              3,981.5         4,096.3           4,101.7           4,307.0           4,239.3
Total assets......................             12,825.2        12,595.5          12,577.4          14,307.2          14,412.5
Long-term debt....................              2,811.9         2,185.5           2,326.1           2,516.5           2,592.9
Shareholders' equity..............              5,013.0         4,429.6           4,645.6           6,100.1           5,432.6
                                    =========================================================================================

Supplementary Data/1/
Return on shareholders'
 equity...........................                 53.9%           46.2%             37.5%             28.2%             26.1%
Return on assets..................                 21.3%           17.0%             15.4%             11.4%              9.6%
Capital expenditures..............           $    528.3     $     419.9        $    366.3        $    443.9        $    551.3
Depreciation and
 amortization.....................                439.7           490.4             509.8             543.5             553.7
Effective tax rate................                 21.5%           21.3%             30.5%/3/          23.7%             24.5%
Number of employees...............               31,300          29,800            28,900            27,400            26,800
Number of shareholders of
 record...........................               62,300          62,300            58,200            54,500            52,600
                                    =========================================================================================

/1/ All supplementary financial data have been computed using income from continuing operations except for capital expenditures and depreciation and amortization, which include amounts from discontinued operations. The number of employees reflects continuing operations, including controlled joint ventures.

/2/ Reflects the impact of an extraordinary item (see Note 6).

/3/ Excluding the impacts of the unusual transactions reflected in 1997, the effective tax rate would have been 24.1 percent.

Notes to Consolidated Financial Statements
ELI LILLY AND COMPANY AND SUBSIDIARIES
(Dollars in millions, except per-share data)


Note 1: Summary of Significant Accounting Policies

Basis of presentation: The accounts of all wholly owned and majority-owned subsidiaries are included in the consolidated financial statements. All intercompany balances and transactions have been eliminated.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses, and related disclosures at the date of the financial statements and during the reporting period. Actual results could differ from those estimates.

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

Inventories: The company states all its inventories at the lower of cost or market. The company uses the last-in, first-out (LIFO) method for substantially all its inventories located in the continental United States, or approximately 50 percent of its total inventories. Other inventories are valued by the first-in, first-out (FIFO) method. Inventories at December 31 consisted of the following:

                                                             1999                     1998
                                                  --------------------------------------------------
Finished products..............................            $295.1                   $325.1
Work in process................................             372.7                    435.8
Raw materials and supplies.....................             224.7                    236.3
                                                  --------------------------------------------------
                                                            892.5                    997.2
Increase to LIFO cost..........................               7.1                      2.7
                                                  --------------------------------------------------
                                                           $899.6                   $999.9
                                                  ==================================================

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

Derivative financial instruments: The company's derivative activities, all of which are for purposes other than trading, are initiated within the guidelines of documented corporate risk-management policies and do not create additional risk because gains and losses on derivative contracts offset losses and gains on the assets, liabilities, and transactions being hedged. As derivative contracts are initiated, the company designates the instruments individually as hedges of underlying financial instruments or anticipated transactions (i.e., underlying exposures). Management reviews the correlation and effectiveness of its derivatives on a periodic basis. Derivative contracts that do not qualify for deferral hedge accounting are marked to market.

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

The company enters into foreign currency forward and option contracts to reduce the effect of fluctuating currency exchange rates (principally the Japanese yen and the euro). Generally, foreign currency derivatives used for hedging are put in place using the same or like currencies and duration as the underlying exposures. Forward contracts are principally used to manage exposures arising from affiliate foreign currency balances. These contracts are marked to market with gains and losses recognized currently in income to offset the respective losses and gains recognized on the underlying exposures. The company also enters into purchased option contracts to hedge anticipated foreign currency transactions, primarily intercompany inventory activities expected to occur within the next year, and foreign currency forward contracts and currency swaps to hedge firm commitments. The contracts are designated and effective as hedges of those future transactions. Gains and losses on these contracts that qualify as hedges are deferred and recognized as an adjustment of the subsequent transaction when it occurs. Forward and option contracts generally have maturities not exceeding 12 months.

The company also enters into interest rate swaps to manage interest rate exposures. The company designates the interest rate swaps as hedges of the underlying debt. Interest expense on the debt is adjusted to include the payments made or received under the swap agreements.

Goodwill and other intangibles: Goodwill and other intangibles arising from acquisitions and research alliances are amortized over their estimated useful lives, ranging from 5-25 years, using the straight-line method. Goodwill and other intangibles are reviewed to assess recoverability when impairment indicators are present. Assets are considered to be impaired and are written down to fair value if expected future operating cash flows of the related assets are less than their carrying amounts. Fair value is the present value of the expected future cash flows of the related assets using a discount rate commensurate with the risk involved. Assets are grouped at the lowest level for which there are identifiable cash flows for purposes of impairment testing.

Property and equipment: Property and equipment is stated on the basis of cost. Provisions for depreciation of buildings and equipment are computed generally by the straight-line method at rates based on their estimated useful lives (generally 12 to 50 years for buildings and 5 to 18 years for equipment). At December 31, property and equipment consisted of the following:

                                                               1999                   1998
                                                     ----------------------------------------------
Land..............................................         $  104.6               $  141.1
Buildings.........................................          2,255.8                2,178.5
Equipment.........................................          4,458.9                4,556.6
Construction in progress..........................            528.0                  398.3
                                                     ----------------------------------------------
                                                            7,347.3                7,274.5
Less allowances for depreciation..................          3,365.8                3,178.2
                                                     ----------------------------------------------
                                                           $3,981.5               $4,096.3
                                                     ==============================================

Depreciation expense related to continuing operations for 1999, 1998, and 1997 was $406.7 million, $393.4 million, and $382.3 million, respectively. Approximately $29.0 million, $17.0 million, and $20.4 million of interest costs were capitalized as part of property and equipment in 1999, 1998, and 1997, respectively. Total rental expense for all leases related to continuing operations, including contingent rentals (not material), amounted to approximately $154.9 million for 1999, $134.8 million for 1998, and $111.8 million for 1997. Capital leases included in property and equipment in the consolidated balance sheets and future minimum rental commitments are not material. However, the company entered into capital lease obligations aggregating $10.2 million in 1999 and $13.3 million in 1998.

Revenue recognition: Revenue from sales of products is recognized at the time products are shipped to the customer. Revenue from copromotion services is recognized at the time the co-promotion partner records sales.

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

Note 2:  Implementation of New Financial Accounting Pronouncements

In June 1998, Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," was issued. Statement 133 was amended in June 1999 and is now required to be adopted in years beginning after June 15, 2000. The statement permits early adoption as of the beginning of any fiscal quarter after its issuance. The company will adopt Statement 133 on January 1, 2001. The statement will require the company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. Hedge ineffectiveness, the amount by which the change in the value of a hedge does not exactly offset the change in the value of the hedged item, will be immediately recognized in earnings. The company has determined that adopting Statement 133 and applying it to the company's interest rate derivatives will not have a material effect on the earnings and financial position of the company based on the interest rate derivatives owned by the company at December 31, 1999. The effect of applying Statement 133 to the company's foreign currency derivative instruments cannot be determined at this time as the company's foreign currency derivative instruments have durations of less than a year.

Note 3:  Discontinued Operations and Asset Impairment and Other Site Charges

The company recognized two separate asset impairments and other site charges totaling $87.4 million in 1999 ($61.4 million and $26.0 million in the first and fourth quarters, respectively). The impairment charges were necessary to adjust the carrying value of certain manufacturing assets to fair value. The major portion of the charges ($75.0 million) related to the decommissioning of manufacturing buildings and the related equipment, which resulted from the consolidation of certain manufacturing processes. The company plans to continue ownership of the vacated buildings although no planned future uses have been identified. The fair values of the facilities were estimated based upon anticipated future cash flows, discounted at a rate commensurate with the risk involved.

In November 1998, the company signed a definitive agreement for Rite Aid Corporation to acquire PCS, the company's health-care-management subsidiary for $1.6 billion in cash. The transaction closed on January 22, 1999, and generated a gain of $174.3 million ($.16 per share) net of $8.7 million tax benefit, in the first quarter of 1999.

The results of operations of PCS have been classified as discontinued operations in the consolidated statements of income. Selected income statement information for PCS follows:

                                                                  1998            1997
                                                            -------------------------------
Revenues...................................................     $814.5       $   529.9
Income tax expense.........................................       32.2            10.1
Income (loss) from discontinued
  operations...............................................        8.8        (2,401.0)

In the second quarter of 1997, concurrent with PCS's annual planning process, the company determined that PCS's estimated future undiscounted cash flows were below the carrying value of PCS's long-lived assets. Accordingly, during the second quarter of 1997, the company adjusted the carrying value of PCS's long-lived assets, primarily goodwill, to their estimated fair value of approximately $1.5 billion, resulting in a noncash impairment loss of approximately $2.3 billion ($2.07 per share), which is included in discontinued operations. The estimated fair value was based on anticipated future cash flows, discounted at a rate commensurate with the risk involved.

The consolidated balance sheet and consolidated statements of cash flows include PCS for periods prior to its sale. Selected balances, excluding intercompany amounts, as of December 31, 1998, were as follows:

Current assets.............................................    $  528.7
Goodwill...................................................     1,397.4
Total assets...............................................     2,026.5
Current liabilities........................................       886.3

An asset impairment charge related to continuing operations was also identified in the second quarter of 1997, concurrent with the annual planning process. The primary component of the $97.8 million noncash asset impairment charge was an adjustment to the carrying value of certain long-lived assets, which were subsequently disposed of by the company. Similar to the impairment of PCS's long-lived assets discussed above, the company determined that the estimated future undiscounted cash flows were below the carrying value of the related long-lived assets. Accordingly, the carrying value was adjusted to estimated fair value based on anticipated future cash flows, discounted at a rate commensurate with the risk involved.

Note 4:  Collaboration and Dispositions

During 1999, the company recognized a pretax gain of $67.8 million on the sale of the U.S. and Puerto Rican marketing rights of Lorabid, an antibiotic used in the treatment of bacterial infections, to King Pharmaceuticals, Inc. The gain has been included in other income in the consolidated statements of income. The company will manufacture Lorabid for King and has an opportunity to receive additional payments if certain sales performance milestones are achieved.

In December 1999, the company signed an agreement to sell its interest in Kinetra LLC. The sale closed in January 2000 and will generate a gain in the first quarter of 2000.

During 1998, the company announced a collaboration with ICOS Corporation to jointly develop and globally commercialize a phosphodiesterase type 5 (PDE5) inhibitor as an oral therapeutic agent for the treatment of male erectile dysfunction and female sexual dysfunction. The compound was in the development phase (Phase II clinical trials) and no alternative future uses were identified. As with many Phase II compounds, launch of the product, if successful, was not expected in the near term. The company's payments to acquire rights to this compound were required to be charged as an expense of $127.5 million.

On June 30, 1997, The Dow Chemical Company acquired the company's 40 percent interest in the DowElanco joint venture. The cash purchase price was $1.2 billion, resulting in a gain of $631.8 million ($303.5 million aftertax).

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

At December 31, the stated, or notional, amounts of the company's outstanding derivative financial instruments were as follows:

                                                                         1999              1998
                                                                 ------------------------------------
Forward exchange contracts.......................................       $608.7            $448.3
Foreign currency options - purchased.............................        756.0             606.0
Interest rate swaps..............................................        295.0                 -

Financial instruments that potentially subject the company to credit risk consist principally of trade receivables and interest-bearing investments. Wholesale distributors of life-sciences products and managed care organizations account for a substantial portion of trade receivables; collateral is generally not required. The risk associated with this concentration is mitigated by the company's ongoing credit review procedures. The company places substantially all its interest-bearing investments with major financial institutions, in U.S. government securities, or with top-rated corporate issuers. In accordance with documented corporate policies, the company limits the amount of credit exposure to any one financial institution.

Fair Value of Financial Instruments

A summary of the company's outstanding financial instruments at December 31 follows. As summarized, "cost" relates to investments while "carrying amount" relates to long-term debt.

                                                            1999                            1998
                                             ----------------------------------------------------------------
                                                   Cost/                           Cost/
                                                  Carrying                        Carrying
                                                   Amount        Fair Value        Amount        Fair Value
                                             ----------------------------------------------------------------
Short-term investments:
   Debt securities........................        $  135.6        $  136.0        $  101.4        $  102.7

Noncurrent investments:
   Marketable equity......................            63.9            96.8            66.5            70.4
   Debt securities........................            35.6            35.6            38.6            38.6
   Nonmarketable equity...................            14.9            14.9            26.1            26.1

Long-term debt, including
  current portion.........................         3,026.7         2,990.6         2,337.7         2,629.7

The company determines fair values based on quoted market values where available or discounted cash flow analyses (principally long-term debt). The fair values of nonmarketable equity securities, which represent either equity investments in start-up technology companies or partnerships that invest in start-up technology companies, are estimated based on the fair value information provided by these ventures. The fair value and carrying amount of risk-management instruments were not material at December 31, 1999 and 1998.

At December 31, 1999 and 1998, the gross unrealized holding gains on available-for-sale securities were $42.5 million and $22.7 million, respectively, and the gross unrealized holding losses were $12.6 million and $20.6 million, respectively. Substantially all these gains and losses are associated with the marketable equity securities. The proceeds from sales of available-for-sale securities totaled $56.2 million, $36.3 million, and $39.7 million in 1999, 1998, and 1997, respectively. Realized gains on sales of available-for-sale securities were $25.0 million, $20.6 million, and $6.6 million in 1999, 1998, and 1997, respectively. Realized losses on sales of available-for-sale securities were negligible, $2.5 million, and $25.3 million in 1999, 1998, and 1997, respectively. The net adjustment to unrealized gains and losses on available-for-sale securities increased other comprehensive income by $18.6 million in 1999 and decreased other comprehensive income by $1.7 million in 1998.

Note 6:  Borrowings

Long-term debt at December 31 consisted of the following:

                                                                           1999             1998
                                                                   ----------------------------------
6.57 to 7.13 percent notes (due 2016-2036)......................       $1,000.0         $1,000.0
6.25 to 8.38 percent notes (due 2001-2006)......................          650.0            750.0
Floating rate capital securities (due 2029).....................          525.0                -
8.13 to 8.38 percent eurodollar bonds
   (due 2000-2005)..............................................          350.0            350.0
Resettable coupon capital securities (due 2029).................          300.0                -
7.10 percent medium-term notes..................................              -             36.5
6.55 percent ESOP debentures (due 2017).........................           98.6             99.6
Other, including capitalized leases.............................          103.1            101.6
                                                                   ----------------------------------
                                                                        3,026.7          2,337.7
Less current portion............................................          214.8            152.2
                                                                   ----------------------------------
                                                                       $2,811.9         $2,185.5
                                                                   ==================================

On August 5, 1999, the company issued $525.0 million floating rate capital securities and $300.0 million adjustable rate capital securities. These capital securities are subordinated to the notes, bonds, and debentures, listed above. The floating rate capital securities pay cumulative interest at an annual rate equal to LIBOR plus a predetermined spread, reset quarterly. The rate at December 31, 1999, is 7.355 percent. The securities may be redeemed any time on or after August 5, 2004, for a defined redemption price. The resettable coupon capital securities pay cumulative interest at an annual rate of 7.717 percent until August 1, 2004. At this date and every fifth anniversary thereafter, the interest rate will be reset equal to the weekly average interest rate of U.S. treasury securities having an index maturity of five years for the week immediately preceding the reset date plus a predetermined spread. The securities may be redeemed on August 1, 2004, and anytime thereafter for a defined redemption price.

The 6.55 percent Employee Stock Ownership Plan (ESOP) debentures are obligations of the ESOP but are shown on the consolidated balance sheet because they are guaranteed by the company. The principal and interest on the debt are funded by contributions from the company and by dividends received on certain shares held by the ESOP. Because of the amortizing feature of the ESOP debt, bondholders will receive both interest and principal payments each quarter. These debentures replaced other ESOP debentures pursuant to a refinancing in March 1998. An extraordinary charge of $7.2 million, net of a $4.8 million income tax benefit, was recorded as a result of this refinancing.

The aggregate amounts of maturities on long-term debt for the next five years are as follows: 2000, $214.8 million; 2001, $166.1 million; 2002, $13.9 million;
2003, $211.8 million; and 2004, $9.6 million.

At December 31, 1999 and 1998, short-term borrowings included $26.7 million and $29.2 million, respectively, of notes payable to banks. At December 31, 1999, unused committed lines of credit totaled approximately $2.05 billion. Compensating balances and commitment fees are not material, and there are no conditions that are probable of occurring under which the lines may be withdrawn.

Cash payments of interest on borrowings totaled $170.6 million, $188.2 million, and $243.9 million in 1999, 1998, and 1997, respectively.

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

In July 1999, the company issued its third grant under the GlobalShares program. Essentially all employees were given an option to buy 100 shares of the company's stock at a price equal to the fair market value of the company's stock on the date of the grant. Options to purchase approximately 2.8 million shares were granted as part of the program. Individual grants generally become exercisable on or after the third anniversary of the grant date and have a term of 10 years.

The company has elected to follow Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its stock options and performance awards. Under APB No. 25, because the exercise price of the company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized. Total compensation expense for stock-based performance awards reflected in income on a pretax basis was $117.1 million, $257.8 million, and $242.1 million in 1999, 1998, and 1997, respectively. However, SFAS No. 123, "Accounting for Stock-Based Compensation," requires presentation of pro forma information as if the company had accounted for its employee stock options and performance awards granted subsequent to December 31, 1994, under the fair value method of that statement. For purposes of pro forma disclosure, the estimated fair value of the options and performance awards at the date of the grant is amortized to expense over the vesting period. Under the fair value method, the company's net income (loss) and earnings (loss) per share would have been as follows:

                                                                  1999           1998            1997
                                                            ---------------------------------------------
Net income (loss)..........................................    $2,639.6       $2,120.9        $(339.5)
Earnings (loss) per share - diluted........................        2.39           1.89           (.30)

Because SFAS No. 123 is applicable only to options and performance awards granted subsequent to December 31, 1994, and the options and performance awards have three-year and two-year vesting periods, respectively, the pro forma effect was not fully reflected until 1998.

The weighted-average per-share fair value of the individual options and performance awards granted during 1999, 1998, and 1997 were as follows on the date of grant:

                                                                   1999           1998           1997
                                                            ---------------------------------------------
Employee stock options.....................................      $20.27         $16.64         $15.55
Performance awards.........................................       66.50          88.88          69.63

The fair values of the options were determined using a Black-Scholes option-pricing model with the following assumptions:

                                                      1999                1998                1997
                                             ------------------------------------------------------------
Dividend yield.............................           2.73%               2.96%               3.14%
Volatility.................................           25.2%               23.5%               21.5%
Risk-free interest rate....................           6.15%               4.29%               6.18%
Forfeiture rate............................              0                   0                   0
Expected life..............................              7 years             7 years             7 years

Stock option activity during 1997-1999 is summarized below:

                                                       Shares of
                                                     Common Stock            Weighted-Average
                                                    Attributable to              Exercise
                                                        Options              Price of Options
                                              ---------------------------------------------------
Unexercised at January 1, 1997................        65,909,876                  $18.86
Granted.......................................         5,854,408                   64.73
Exercised.....................................       (10,072,728)                  13.88
Forfeited.....................................          (797,912)                  22.30
                                              -------------------------
Unexercised at December 31, 1997..............        60,893,644                   24.05
Granted.......................................         6,803,350                   74.18
Exercised.....................................       (13,696,906)                  16.88
Forfeited.....................................        (1,047,023)                  24.29
                                              -------------------------
Unexercised at December 31, 1998..............        52,953,065                   32.35
Granted.......................................        12,493,848                   68.22
Exercised.....................................       (10,848,573)                  19.04
Forfeited.....................................          (875,253)                  50.46
                                              -------------------------
Unexercised at December 31, 1999..............        53,723,087                   43.08
                                              =========================

The following table summarizes information concerning outstanding and exercisable options at December 31, 1999 (shares in millions, contractual life in years):


                                  Options Outstanding                             Options Exercisable
                  ------------------------------------------------------  --------------------------------
                                        Weighted-
                                         Average         Weighted-                            Weighted-
   Range of                             Remaining         Average                              Average
   Exercise             Number         Contractual       Exercise             Number          Exercise
    Prices            Outstanding         Life             Price            Exercisable         Price
----------------  ------------------------------------------------------  --------------------------------
   $10 - $20             12.37            3.64             13.82               12.37            13.82
   $20 - $65             22.33            6.32             36.10               17.14            27.69
   $65 - $90             19.02            9.41             70.30                 .42            74.21

Shares exercisable at December 31, 1999, were 29.9 million (1998 - 35.8 million shares, 1997 - 29.6 million shares).

As noted above, the number of shares ultimately issued pursuant to the performance award program is dependent upon the earnings achieved during the
vesting period.   Pursuant to this plan, approximately 2.2 million shares, 1.5 million shares, and 1.1 million shares were issued in 1999, 1998, and 1997, respectively. At December 31, 1999, plan participants had the right to receive up to 5.2 million additional shares (reduced to the extent necessary to satisfy payroll tax withholdings), contingent upon earnings achieved.

At December 31, 1999, additional options, performance awards, or restricted stock grants may be granted under the 1998 Lilly Stock Plan for not more than
35.6 million shares.

Note 8:  Shareholders' Equity

Changes in certain components of shareholders' equity were as follows:

                                     Additional                       Deferred            Common Stock in
                                       Paid-in         Retained       Costs -                 Treasury
                                       Capital         Earnings         ESOP           Shares         Amount
                                -------------------------------------------------------------------------------
Balance at
  January 1, 1997..............       $    67.4       $ 7,197.0       $(176.9)        16,079,323      $ 1,295.9
Net loss.......................                          (385.1)
Cash dividends
  declared per
  share: $.76..................                          (840.9)
Stock dividend
  declared.....................                          (346.5)
Retirement of
  treasury shares..............        (1,134.5)                                     (14,223,272)      (1,143.4)
Purchase for
  treasury.....................                                                        3,400,000          355.3
Issuance of stock
  under employee stock
  plans........................           (99.7)                                      (4,247,216)        (397.4)
ESOP transactions..............            39.6                          21.2
Other..........................            (0.3)            0.3                           (8,835)          (0.9)
Reclassification...............         1,127.5        (1,127.5)
                                -------------------------------------------------------------------------------
Balance at
  December 31, 1997............               -         4,497.3        (155.7)         1,000,000          109.5
Net income.....................                         2,097.9
Cash dividends
  declared per share:
  $.83.........................                          (908.9)
Retirement of treasury
  shares.......................        (2,035.2)                                     (29,009,799)      (2,053.3)
Purchase for treasury..........                                                       28,349,900        2,005.8
Issuance of stock under
  employee stock plans.........           558.7                                          659,899           47.5
ESOP transactions..............            23.6                           8.8
Other..........................             5.4           (10.0)                          (4,508)          (0.5)
Reclassification...............         1,447.5        (1,447.5)
                                -------------------------------------------------------------------------------
Balance at
  December 31, 1998............               -         4,228.8        (146.9)           995,492          109.0
Net income.....................                         2,721.0
Cash dividends
  declared per share:
  $.95.........................                        (1,030.5)
Retirement of treasury
  shares.......................        (1,488.4)                                     (19,688,522)      (1,500.8)
Purchase for treasury..........                                                       19,147,000        1,455.1
Issuance of stock under
  employee stock plans.........           530.6                                          541,522           45.7
ESOP transactions..............            20.8                           7.0
Other..........................             3.3                                           (6,590)          (0.7)
Reclassification...............           933.7          (933.7)
                                -------------------------------------------------------------------------------
Balance at
  December 31, 1999............   $     -             $ 4,985.6       $(139.9)           988,902      $   108.3
                                ===============================================================================

As shown above, the company has completed its 1999 $1.5 billion and 1998 $2.0 billion share repurchase programs, acquiring approximately 19.1 million and 28.3 million shares in 1999 and 1998, respectively.

The company has an ESOP as a funding vehicle for the existing employee savings plan. The ESOP used the proceeds of a loan from the company to purchase shares of common stock from the treasury. The ESOP issued $200 million of third-party debt, repayment of which was guaranteed by the company (see Note 6). The proceeds were used to purchase shares of the company's common stock on the open market. Shares of common stock held by the ESOP will be allocated to participating employees annually through 2017 as part of the company's savings plan contribution. The fair value of shares allocated each period is recognized as compensation expense.

Under a Shareholder Rights Plan adopted by the company's board of directors in 1998, all shareholders receive along with each common share owned a preferred stock purchase right entitling them to purchase from the company one one-thousandth of a share of Series B Junior Participating Preferred Stock (the "Preferred Stock") at a price of $325. The rights are not exercisable until after the "Distribution Date," which is generally the 10th business day after the date of a public announcement that a person (the "Acquiring Person") has acquired ownership of 15 percent or more of the company's common stock. The company may redeem the rights for $.005 per right up to and including the Distribution Date. The rights will expire on July 28, 2008, unless redeemed earlier by the company.

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

Note 9:  Earnings per Share

The following is a reconciliation of the numerators and denominators used in computing earnings per share from continuing operations before extraordinary item:

                                                                1999               1998                1997
                                                        ----------------------------------------------------------
                                                                           (Shares in thousands)
Income from continuing operations before
  extraordinary item available to
  common shareholders:

  Income from continuing operations
  before extraordinary item..........................           $  2,546.7         $  2,096.3           $  2,015.9

  Preferred stock dividends..........................                  (.1)              (1.7)                (2.6)
                                                        ----------------------------------------------------------

  Income from continuing operations
  before extraordinary item available
  to common shareholders.............................           $  2,546.6         $  2,094.6           $  2,013.3
                                                        ==========================================================

Basic earnings per share:

  Weighted-average number of common
   shares outstanding, including
   incremental shares................................            1,087,652          1,095,834            1,101,513
                                                        ==========================================================

  Basic earnings per share from
   continuing operations before
   extraordinary item................................           $     2.34         $     1.91           $     1.83
                                                        ==========================================================

Diluted earnings per share:

  Weighted-average number of common
   shares outstanding................................            1,087,368          1,095,537            1,101,099

  Stock options and other incremental
   shares............................................               18,687             25,949               29,480
                                                        ----------------------------------------------------------

  Weighted-average number of common
   shares outstanding - diluted......................            1,106,055          1,121,486            1,130,579
                                                        ==========================================================

  Diluted earnings per share from
   continuing operations before
   extraordinary item................................           $     2.30         $     1.87           $     1.78
                                                        ==========================================================

Note 10:  Income Taxes

Following is the composition of income taxes attributable to continuing operations before extraordinary item:

                                                              1999              1998              1997
                                                     ------------------------------------------------------
Current:
   Federal.........................................         $ 439.2          $  322.1        $    766.1
   Foreign.........................................           260.4             238.9             392.3
   State...........................................            (4.9)             (8.9)             51.5
                                                     ------------------------------------------------------
                                                              694.7             552.1           1,209.9
Deferred:
   Federal.........................................           104.0              36.3            (284.5)
   Foreign.........................................            22.4               9.4               9.6
   State...........................................             2.7               9.6             (49.8)
                                                     ------------------------------------------------------
                                                              129.1              55.3            (324.7)

Utilization of capital loss carryforwards..........          (125.1)            (38.7)              0.0
                                                     ------------------------------------------------------
Income taxes.......................................         $ 698.7          $  568.7        $    885.2
                                                     ======================================================

Significant components of the company's deferred tax assets and liabilities as of December 31 are as follows:

                                                                       1999                    1998
                                                            -----------------------------------------------
Deferred tax assets:
   Capital loss carryforward..............................          $   561.7               $   703.7
   Tax credit carryforwards and
     carrybacks...........................................              496.0                   589.9
   Other carryforwards....................................              243.9                   223.2
   Compensation and benefits..............................              188.8                   183.1
   Inventory..............................................              172.9                   251.0
   Other..................................................              376.9                   322.7
                                                            -----------------------------------------------
                                                                      2,040.2                 2,273.6

   Valuation allowances...................................             (703.4)                 (810.0)
                                                            -----------------------------------------------

      Total deferred tax assets...........................            1,336.8                 1,463.6


Deferred tax liabilities:
   Property and equipment.................................             (527.2)                 (540.4)
   Unremitted earnings....................................             (381.9)                 (512.8)
   Prepaid employee benefits..............................             (257.4)                 (238.3)
   Other..................................................              (65.1)                  (54.7)
                                                            -----------------------------------------------
      Total deferred tax liabilities......................           (1,231.6)               (1,346.2)
                                                            -----------------------------------------------

Deferred tax assets - net.................................          $   105.2               $   117.4
                                                            ===============================================

At December 31, 1999, the company had operating and capital loss carryforwards for income tax purposes of $1,608.2 million: $1,513.1 million will expire within five years and $74.5 million thereafter; $20.6 million of the carryforwards will never expire. The company also has tax credit carryforwards of $496.0 million available to reduce future income taxes: $303.6 million will expire within five years and $116.8 million thereafter; $75.6 million of the tax credit carryforwards will never expire.

As discussed in Note 3, the company sold its PCS health-care-management subsidiary in January 1999. As a consequence of the sale, the company recorded a deferred tax asset of $655.3 million for the tax capital loss that resulted from this transaction. This loss can be carried forward five years. A valuation allowance was established for this asset due to the uncertain realization of the benefit.

Domestic and Puerto Rican companies contributed approximately 56 percent, 60 percent, and 73 percent in 1999, 1998, and 1997, respectively, to consolidated income from continuing operations before income taxes and extraordinary item. Unremitted earnings of foreign subsidiaries that have been, or are intended to be, permanently reinvested for continued use in foreign operations and that, if distributed, would result in taxes at approximately the U.S. statutory rate aggregated $2.61 billion at December 31, 1999 ($1.01 billion at December 31,
1998). Cash payments of income taxes totaled $252 million, $273 million, and $542 million in 1999, 1998, and 1997, respectively.

Following is a reconciliation of the effective income tax rate applicable to income from continuing operations:

                                                                   1999             1998             1997
                                                            --------------------------------------------------
United States federal statutory tax.....................           35.0%            35.0%            35.0%
Add (deduct):
 International operations, including
   Puerto Rico..........................................           (7.5)           (10.5)            (1.3)
 General business credits...............................           (1.6)            (2.4)            (2.2)
 Valuation allowance reversal...........................           (3.9)            (1.5)               -
 Sale of investments....................................              -                -             (1.7)
 Sundry.................................................           (0.5)             0.7              0.7
                                                            --------------------------------------------------

Effective income tax....................................           21.5%            21.3%            30.5%
                                                            ==================================================

Excluding the impact of the gain on the sale of DowElanco and asset impairment, the effective income tax rate applicable to continuing operations for 1997 would have been 24.1 percent.

Note 11:  Retirement Benefits

The change in benefit obligation, change in plan assets, funded status, and amounts recognized in the consolidated balance sheets at December 31 for the company's defined benefit pension and retiree health benefit plans were as follows:

                                                       Defined Benefit
                                                        Pension Plans                Retiree Health Benefits
                                                    1999             1998             1999             1998
                                             -------------------------------------------------------------------
Change in benefit obligation:
 Benefit obligation at
  beginning of year........................       $2,898.8         $2,550.9          $ 621.5          $ 477.5
 Service cost..............................          127.7            115.5             16.8             13.3
 Interest cost.............................          193.7            185.8             41.5             34.5
 Actuarial loss............................           16.5            229.8             60.5            139.2
 Benefits paid.............................         (175.0)          (170.3)           (48.5)           (43.3)
 Foreign currency exchange rate
   changes and other adjustments...........          (57.3)           (12.9)            (4.2)             0.3
                                             -------------------------------------------------------------------
 Benefit obligation at end of
  year.....................................        3,004.4          2,898.8            687.6            621.5

Change in plan assets:
 Fair value of plan assets at

 beginning of year........................           3,069.6          2,923.2            252.5            228.1
Actual return on plan assets..............             543.6            286.4             80.4             33.8
Employer contribution.....................             122.1             28.1             47.7             33.9
Benefits paid.............................            (175.0)          (170.3)           (48.5)           (43.3)
Foreign currency exchange rate
 changes and other adjustments............             (28.3)             2.2                -                -
                                            -------------------------------------------------------------------
Fair value of plan assets at
 end of year..............................           3,532.0          3,069.6            332.1            252.5
                                            -------------------------------------------------------------------

Funded status.............................             527.6            170.8           (355.5)          (369.0)
Unrecognized net actuarial (gain) loss....             (36.0)           202.7            240.9            254.9
Unrecognized prior service cost
 (benefit)................................             119.3            130.5             (1.1)            (0.6)
Unrecognized net obligation at
 January 1, 1986..........................               2.0              2.6                -                -
                                            -------------------------------------------------------------------
Net amount recognized.....................          $  612.9         $  506.6          $(115.7)         $(114.7)
                                            ===================================================================

Amounts recognized in the
 consolidated balance sheet
 consisted of:
  Prepaid benefit cost....................          $  741.1         $  612.3          $     -          $     -
  Accrued benefit liability...............            (237.6)          (192.3)          (115.7)          (114.7)
  Intangible asset........................              34.0             37.9                -                -
  Accumulated other
    comprehensive income before
     income taxes.........................              75.4             48.7                -                -
                                            -------------------------------------------------------------------
  Net amount recognized...................          $  612.9         $  506.6          $(115.7)         $(114.7)
                                            ===================================================================

                                                      Defined Benefit                  Retiree Health
                                                       Pension Plans                      Benefits
                                                    1999            1998            1999            1998
                                             ----------------------------------------------------------------
(Percents)

 Weighted-average assumptions
  as of December 31:
  Discount rate.............................          7.4             6.9             7.5             7.0
  Expected return on plan assets............         10.5            10.5            10.5            10.5
  Rate of compensation increase.............      3.5-8.0         4.0-8.0               -               -

Health-care-cost trend rates were assumed to increase at an annual rate of 7 percent in 2000 for participants under age 65, decreasing one-half percent per year to 6.0 percent in 2002 and thereafter. For participants over age 65, the rate was assumed to increase 6.0 percent in 2000 and thereafter. The discount rate increase at December 31, 1999, decreased the projected benefit obligation for the defined benefit plans and the retiree health benefits plans by approximately $171.8 million and $35.3 million, respectively.

The projected benefit obligation, accumulated benefit obligation, and fair value of the plan assets for the defined benefit pension plans with projected benefit obligations in excess of plan assets were $637.1 million, $539.0 million, and $364.5 million, respectively, as of December 31, 1999, and $586.6 million, $502.3 million, and $349.7 million, respectively, as of December 31, 1998.

Net pension and retiree health benefit expense included the following components related to continuing operations:

                                                      Defined Benefit                             Retiree Health
                                                       Pension Plans                                 Benefits
                                             1999           1998           1997           1999          1998          1997
                                      --------------------------------------------------------------------------------------
Components of net periodic
benefit cost:
  Service cost........................       $ 127.7        $ 112.9        $  86.3        $ 16.8        $ 12.8        $ 10.9
  Interest cost.......................         193.7          184.2          178.0          41.5          34.3          31.5
  Expected return on plan
    assets............................        (295.1)        (277.1)        (252.2)        (24.2)        (23.0)        (21.1)
  Amortization of prior
    service cost (benefit)............          11.5            9.7            9.2             -          (3.3)         (7.9)
  Recognized actuarial
    loss..............................           3.7            3.4            0.3          17.6           7.3           4.0
                                      --------------------------------------------------------------------------------------
  Net periodic benefit
    cost..............................       $  41.5        $  33.1        $  21.6        $ 51.7        $ 28.1        $ 17.4
                                      ======================================================================================

The assumed health-care-cost trend rates have a significant effect on the amounts reported. If these trend rates were to be increased by one percentage point each future year, the December 31, 1999, accumulated postretirement benefit obligation would increase by 11 percent and the aggregate of the service cost and interest cost components of 1999 annual expense would increase by 32 percent. A one-percentage-point decrease in these rates would decrease the December 31, 1999, accumulated postretirement benefit obligation by 10 percent and the aggregate of the 1999 service cost and interest cost by 1 percent.

The company has defined contribution savings plans that cover its eligible employees worldwide. The purpose of these defined contribution plans is generally to provide additional financial security during retirement by providing employees with an incentive to make regular savings. Company contributions to the plan are based on employee contributions and the level of company match. Expenses under the plans related to continuing operations totaled $56.4 million, $50.3 million, and $43.5 million for the years 1999, 1998, and 1997, respectively.

The company provides certain other postemployment benefits primarily related to disability benefits and accrues for the related cost over the service lives of the employees. Expenses associated with these benefit plans in 1999, 1998, and 1997 were not significant.

Note 12:  Contingencies

Barr Laboratories, Inc. (Barr), and Geneva Pharmaceuticals, Inc. (Geneva), have each submitted an Abbreviated New Drug Application (ANDA) seeking FDA approval to market generic forms of Prozac before the expiration of the company's patents. The ANDAs assert that two U.S. patents held by Lilly covering Prozac are invalid and unenforceable. The company filed suit against Barr and Geneva in federal court in Indianapolis seeking a ruling that Barr's challenge to Lilly's patents is without merit. On January 12, 1999, the trial court granted summary judgment in favor of Lilly on two of the four claims raised by Barr and Geneva against Lilly's patents. That decision has been appealed. On January 25, 1999, Barr and Geneva dismissed their other two claims in exchange for a $4 million payment, which Barr and Geneva will share with a third defendant. In late 1998, three additional generic pharmaceutical companies, Zenith Goldline Pharmaceuticals, Inc.; Teva Pharmaceuticals USA; and Cheminor Drugs, Ltd., together with one of its subsidiaries, filed ANDAs for generic forms of Prozac, asserting that the later of the two patents (expiring in December 2003) is invalid and unenforceable. In early 1999, Novex Pharma, a division of Apotex, Inc., changed its previously-filed ANDA to assert that both the 2001 and 2003 patents are invalid and unenforceable. Lilly has filed suits against the four companies in federal court in Indianapolis. In November 1999, Lilly filed a lawsuit against Cheminor Drugs and Schein Pharmaceuticals, Inc., based on their ANDA filing for an additional dosage form. A trial date of October 30, 2000, has now been set for these cases. While the company believes that the claims of the seven generic companies are without merit, there can be no assurance that the company will prevail. An unfavorable outcome of this litigation could have a material adverse effect on the company's consolidated financial position, liquidity, and results of operations.

The company has been named as a defendant in numerous product liability lawsuits involving primarily two products, diethylstilbestrol (DES) and Prozac. The company has accrued for its estimated exposure with respect to all current product liability claims. In addition, the company has accrued for claims incurred, but not filed, to the extent the company can formulate a reasonable estimate of their costs. The company's estimates of these expenses are based primarily on historical claims experience and data regarding product usage. The company expects the cash amounts related to the accruals to be paid out over the next several years. The majority of costs associated with defending and disposing of these suits are covered by insurance. The company's estimate of insurance recoverables is based on existing deductibles, coverage limits, and the existing and projected future level of insolvencies among its insurance carriers.

Under the Comprehensive Environmental Response, Compensation, and Liability Act, commonly known as Superfund, the company has been designated as one of several potentially responsible parties with respect to less than 10 sites. Under Superfund, each responsible party may be jointly and severally liable for the entire amount of the cleanup. The company also continues remediation of certain of its own sites. The company has accrued for estimated Superfund cleanup costs, remediation, and certain other environmental matters, taking into account, as applicable, available information regarding site conditions, potential cleanup methods, estimated costs, and the extent to which other parties can be expected to contribute to payment of those costs. The company has reached a settlement with its primary liability insurance carrier providing for coverage for certain environmental liabilities and has instituted litigation seeking coverage from certain excess carriers.

The environmental liabilities and litigation accruals have been reflected in the company's consolidated condensed balance sheet at the gross amount of approximately $245.7 million at December 31, 1999. Estimated insurance recoverables of approximately $142.9 million at December 31, 1999, have been reflected as assets in the consolidated balance sheet.

The company recognized a pretax gain of $110.0 million as a result of a cash payment received in settlement of litigation with Biochimica Opos S.p.A. relating to the manufacture, sale, or distribution of cefaclor and certain other products made by Biochimica Opos S.p.A. The gain, which was recorded in other income, increased earnings per share by approximately $.06 in the fourth quarter of 1999.

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

Note 13: Other Comprehensive Income

The accumulated balances related to each component of other comprehensive income were as follows:

                                                                     Minimum Pension     Accumulated Other
                              Foreign Currency   Unrealized Gains       Liability          Comprehensive
                                Translation         (Losses) on         Adjustment            Income
                                                    Securities
                           -------------------------------------------------------------------------------
Beginning balance at
  January 1, 1999                   $(197.8)            $ 1.5             $(33.5)             $(229.8)
Other comprehensive
  income (loss)                      (177.8)             18.6              (17.4)              (176.6)
                           -------------------------------------------------------------------------------
Balance at
  December 31, 1999                 $(375.6)            $20.1             $(50.9)             $(406.4)
                           ===============================================================================

The amounts above are net of income taxes. The income taxes related to other comprehensive income were not significant as income taxes were generally not provided for foreign currency translation.

The unrealized gains (losses) on securities is net of reclassification adjustments of $8.5 million and $4.8 million, net of tax, in 1999 and 1998, respectively, for realized gains and losses on sales of securities included in net income.

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

Sidney Taurel
Chairman of the Board,
 President, and Chief Executive Officer

Charles E. Golden
Executive Vice President and
 Chief Financial Officer

January 31, 2000

Report of Independent Auditors

Board of Directors and Shareholders
Eli Lilly and Company


We have audited the accompanying consolidated balance sheets of Eli Lilly and Company and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of income, cash flows, and comprehensive income for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Eli Lilly and Company and subsidiaries at December 31, 1999 and 1998, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.


Ernst & Young LLP


Indianapolis, Indiana

January 31, 2000

Appendix to Exhibit 13

                    Graphs in Annual Report to Shareholders
                      for the Year Ended December 31, 1999

Set forth below, converted to tabular format, are the graphs included in Exhibit 13 in the paper format of the Company's Annual Report to Shareholders.

Graph #1--Sales Outside the U.S.

($ millions)

   Year                 Amount
-----------------------------------
       1990               $1,636.9
       1991                1,807.0
       1992                1,996.2
       1993                2,097.5
       1994                2,430.2
       1995                2,950.9
       1996                3,081.0
       1997                3,105.9
       1998                3,400.6
       1999                3,776.0

International sales continued to increase due to strong growth of Zyprexa, Gemzar, Humalog, and Evista in numerous affiliates. Strong volume growth of 14 percent and price increases of 1 percent were partially offset by an adverse exchange rate impact of 4 percent, resulting in net sales growth outside the U.S. of 11 percent in 1999. International sales now represent 38 percent of total worldwide net sales compared with 37 percent of 1998.

Graph #2--Net Sales

($ millions, percentages represent changes from 1998)

                                       Percent Change
Class                     Amount         from 1998
-----------------------------------------------------------------------
 Prozac                  $2,613.4           (7)%
 Zyprexa                  1,885.0           31%
 Diabetes Care            1,375.2           19%
 Anti-Infectives          1,022.3          (12)%
 Animal Health              627.8            2%
 Gemzar                     455.8           49%
 ReoPro                     447.3           22%
 Axid                       354.7          (15)%
 Evista                     326.1          126%
 Humatrope                  300.0           12%

In total, 16 products, spanning all therapeutic classes, had annual sales in excess of $100 million.

Graph #3--Research and Development

($ millions)

   Year             Amount
-----------------------------
       1995          $1,042.3
       1996           1,189.5
       1997           1,370.2
       1998           1,738.9
       1999           1,783.6

Worldwide research and development expenditures increased 3 percent in 1999 in support of the company's strong pipeline, which includes 21 compounds in Phase II or Phase III clinical trials. Excluding the impact of incentive compensation adjustments, the underlying growth in R&D during 1999 was 8 percent.

Graph #4--Economic Value Added

($ millions)

   Year            Amount
--------------------------
       1995         $  333
       1996            460
       1997            751
       1998          1,429
       1999          1,584

In 1999, Lilly's Economic Valued Added (EVA) was $1.6 billion, an increase of 11 percent, reflecting the company's commitment to delivering exceptional shareholder value.

Graph #5--Capital Expenditures

($ millions)

   Year                 Amount
------------------------------
       1995             $551.3
       1996              443.9
       1997              366.3
       1998              419.9
       1999              528.3

Capital expenditures increased 26 percent from the 1998 level primarily due to the increased support of various manufacturing and research initiatives and related infrastructure. The company expects near-term capital expenditures to increase from 1999 levels due to continuing investment in research and manufacturing capabilities.

Graph #6--Dividends Paid per Share

(dollars)

   Year             Amount
--------------------------
       1995         $0.655
       1996          0.685
       1997          0.740
       1998          0.800
       1999          0.920

Dividends paid during 1999 increased 15 percent over 1998. Nineteen ninety-nine was the 32nd consecutive year in which dividends were increased. The continued earnings growth in 1999 enabled the company to declare a first-quarter 2000 dividend of $.26 per share, a 13 percent increase over 1999. The increase reflects the company's continued commitment to delivering shareholder value.