Form 10-K, Exhibit 13
period 2000-12-31
LILLY ELI & CO
filed 2001-03-28
CIK 59478

EXHIBIT 13. ANNUAL REPORT TO SHAREHOLDERS FOR THE YEAR
               ENDED DECEMBER 31, 2000


REVIEW OF OPERATIONS

OPERATING RESULTS FROM CONTINUING OPERATIONS - 2000

SUMMARY
-------

Income from continuing operations was $3.06 billion, or $2.79 per share, in 2000 and $2.55 billion, or $2.30 per share, in 1999. Comparisons between 2000 and 1999 are made difficult by the impact of several unusual items that are reflected in the company's operating results for both years. Excluding these unusual items, which are discussed further below, income from continuing operations for 2000 and 1999 would have been $2.90 billion, or $2.65 per share, and $2.52 billion, or $2.28 per share, respectively. This represents an increase in net income and earnings per share of 15 percent and 16 percent, respectively. The 2000 increases are attributed to growth in sales, improved gross margin, and increased interest income, offset by increases in operating expenses at a rate greater than sales growth. Earnings per share also benefited from a decrease in the number of shares outstanding as a result of the share repurchase plan.

UNUSUAL ITEMS
-------------

As noted above, several unusual items are reflected in the company's operating results for 2000 and 1999. These transactions are summarized as follows (see
Note 3, Note 5, and Note 13 to the consolidated financial statements for additional information):

- A gain of $214.4 million on the sale of its interest in Kinetra LLC to WebMD Corporation (WebMD) and the subsequent sale of WebMD stock, which increased earnings per share by approximately $.20 in the first quarter of 2000
- Approximately $91 million in additional product sales in 1999 as a result of year-2000-related wholesaler buying that normally would have been realized during the first quarter of 2000, which increased earnings per share by approximately $.06 in the fourth quarter of 1999 and reduced earnings per share by the same amount in the first quarter of 2000
- A pretax gain of $110.0 million in settlement of litigation with Biochimica Opos S.p.A., which increased earnings per share by approximately $.06 in the fourth quarter of 1999
- A pretax charge of $26.0 million associated with the decommissioning of manufacturing facilities and other site charges, which decreased earnings per share by approximately $.02 in the fourth quarter of 1999
- A pretax gain of $67.8 million on the sale of U.S. and Puerto Rican Lorabid marketing rights, which increased earnings per share by approximately $.05 in the third quarter of 1999
- A pretax charge of $150.0 million as the result of a contribution to Eli Lilly and Company Foundation, which decreased earnings per share by approximately $.09 in the first quarter of 1999
- A pretax charge of $61.4 million associated with the impairment of certain manufacturing assets, which decreased earnings per share by approximately $.04 in the first quarter of 1999.

SALES
-----

The company's reported worldwide sales for 2000 increased 9 percent, to $10.86 billion. Worldwide sales for 1999 included approximately $91 million of sales relating to year-2000 wholesaler buying that normally would have been recognized in 2000. Adjusting for the impact of year-2000 wholesaler buying, sales growth for 2000 would have been 10 percent. Sales growth was led by Zyprexa, a treatment for schizophrenia and related psychoses; diabetes care products; Evista, an osteoporosis treatment and prevention agent; and Gemzar, an oncolytic product. Sales in the U.S. increased 12 percent, to $7.00 billion. Sales outside the U.S. increased 2 percent, to $3.86 billion. Worldwide sales reflected volume growth of 11 percent, partially offset by a 2 percent decrease in exchange rates while prices remained flat.

Prozac and Sarafem had combined worldwide sales of $2.57 billion, representing a decrease of 2 percent. Sarafem, launched in the U.S. in August 2000 for the treatment of premenstrual dysphoric disorder (PMDD), had sales of $14.6 million in 2000. Combined sales of Prozac, an antidepressant, and Sarafem in the U.S. increased 7 percent, to $2.23 billion. The U.S. sales comparison benefited, in part, from wholesaler inventory reductions in 1999. Prozac sales outside the U.S. decreased 35 percent, to $341.0 million, primarily due to continuing generic competition in the U.K. On August 9, 2000, the Court of Appeals for the Federal Circuit affirmed a lower court decision upholding the company's February 2001 U.S. patent on Prozac but ruled that the company's December 2003 patent is invalid. Reference is made to the discussion of the Prozac patent litigation under "Legal and Environmental Matters." For additional information on the expected financial impact of the ruling, see the "Financial Expectations for 2001" section below.

Zyprexa had worldwide sales of $2.35 billion in 2000, representing an increase of 25 percent. Sales in the U.S. increased 23 percent, to $1.69 billion. Sales in 2000 benefited from the U.S. Food and Drug Administration (FDA) approval of Zyprexa for the treatment of acute mania associated with bipolar disorder in the first quarter of 2000. Sales outside the U.S. increased 28 percent, to $659.3 million.

Gemzar had worldwide sales of $559.3 million in 2000, representing an increase of 23 percent. Sales in the U.S. increased 20 percent, to $315.9 million. Sales outside the U.S. increased 27 percent, to $243.3 million.

Evista had worldwide sales of $521.5 million in 2000, representing an increase of 60 percent. Sales in the U.S. increased 52 percent, to $433.8 million. Increases in sales in the U.S. were due, in part, to the FDA approval of Evista for the treatment of postmenopausal osteoporosis in the U.S., which was granted in September 1999. Sales outside the U.S. increased 115 percent, to $87.7 million.

ReoPro had worldwide sales of $418.1 million in 2000, representing a decrease of 7 percent. Sales in the U.S. decreased 12 percent, to $315.1 million. Sales outside the U.S. increased 15 percent, to $102.9 million. The decline in sales was due to increased competition in the U.S.

Diabetes care products, composed primarily of Humulin, the company's biosynthetic human insulin; Humalog, the company's insulin analog; and Actos, an oral diabetes agent introduced in the U.S. in 1999, had worldwide revenues of $1.76 billion in 2000, representing an increase of 22 percent. Diabetes care revenues in the U.S. increased 21 percent, to $1.08 billion. Diabetes care revenues outside the U.S. increased 22 percent, to $685.8 million. Humulin had worldwide sales of $1.11 billion, representing an increase of 2 percent. Humulin sales in the U.S. decreased 6 percent, to $617.4 million, largely as a result of patients shifting to Humalog and Humalog mixture products. Humulin sales outside the U.S. increased 15 percent, to $497.0 million. Humalog had worldwide sales of $350.2 million, representing an increase of 56 percent. Sales of Humalog benefited from the U.S. launch of Humalog Mix75/25(TM) Pen in the first quarter of 2000. The company received service revenues of $223.0 million in 2000 relating to sales of Actos. Actos, an oral agent for the treatment of type 2 diabetes, was introduced to the U.S. diabetes market in the third quarter of 1999. Actos is manufactured and sold in the U.S. by Takeda Chemical Industries, Ltd., and is copromoted by Takeda and the company.

Anti-infectives had worldwide sales of $894.3 million in 2000, representing a decrease of 13 percent, due to continuing competitive pressures. Cefaclor and Lorabid accounted for the majority of the decline. Sales in the U.S. decreased 12 percent, to $189.4 million. Sales outside the U.S. decreased 13 percent, to $702.9 million.

Animal health products had worldwide sales of $668.5 million in 2000, representing an increase of 6 percent. Sales in the U.S. increased 8 percent, to $307.5 million. Sales outside the U.S. increased 5 percent, to $360.9 million. The increases were balanced across the product line.

The company's payments under federally mandated Medicaid rebate programs reduced 2000 sales by approximately $464.0 million compared with approximately $352.5 million in 1999.

GROSS MARGIN, COSTS, AND EXPENSES
---------------------------------

The 2000 gross margin improved to 81.1 percent of sales compared with 79.0 percent for 1999. This increase was attributed primarily to favorable changes in product mix due to growth in sales of newer products and, to a lesser extent, increased production volume.

Operating expenses (the aggregate of research and development and marketing and administrative expenses) increased 16 percent in 2000. Research and development expenses increased 13 percent, to $2.02 billion, in 2000 as the company continued to invest in both the early and late stages of its internal product pipeline and external collaborations. Marketing and administrative expenses increased 17 percent primarily due to sales force expansions and increased marketing efforts to support the company's newer products.

Net other income for 2000 was $267.9 million, an increase of $142.8 million, excluding the gain on the sale of Kinetra LLC in 2000 and the gains from the litigation settlement and the sale of Lorabid marketing rights and a charge for the contribution to Eli Lilly and Company Foundation in 1999. The increase was primarily due to an increase in interest income.

The company's effective tax rate for 2000 was 20.8 percent compared with 21.5 percent for 1999. Excluding the unusual items discussed previously, the effective tax rate for both 2000 and 1999 was 22.0 percent. See Note 11 to the consolidated financial statements for additional information.

OPERATING RESULTS FROM CONTINUING OPERATIONS - 1999

SUMMARY
-------

Income from continuing operations was $2.55 billion, or $2.30 per share, in 1999 and $2.10 billion, or $1.87 per share, in 1998 (before the 1998 extraordinary charge of $7.2 million, or $.01 per share). Comparisons between 1999 and 1998 are made difficult by the impact of several unusual items that are reflected in the company's operating results for both years. Excluding these unusual items, which are discussed further below, income from continuing operations before extraordinary item for 1999 and 1998 would have been $2.52 billion, or $2.28 per share, and $2.17 billion, or $1.94 per share, respectively. This represents an increase in net income and earnings per share of 16 percent and 18 percent, respectively. The 1999 increases are attributed to increased sales, improved gross margin, and increases in operating expenses at a rate less than sales growth. Earnings per share also benefited from a decrease in the number of shares outstanding as a result of the share repurchase plan.

UNUSUAL ITEMS
-------------

As noted above, several unusual items are reflected in the company's operating results for 1999 and 1998. The unusual items relating to 1999 are summarized under Operating Results From Continuing Operations - 2000. During 1998, the company recognized a pretax charge of $127.5 million for acquired in-process technology associated with a collaboration with ICOS Corporation, which reduced earnings per share by approximately $.07 net of tax. See Note 3 to the consolidated financial statements for additional information.

SALES
-----

The company's reported worldwide sales for 1999 increased 8 percent, to $10.0 billion. Approximately $91 million of worldwide sales were related to year-2000 wholesaler buying. Sales growth was led by Zyprexa, Evista, Gemzar, diabetes care products, and ReoPro. Sales in the U.S. were $6.23 billion, a 7 percent increase, while sales outside the U.S. were $3.77 billion, an 11 percent increase. Worldwide sales reflected volume growth of 9 percent and a 1 percent increase in prices, partially offset by a 2 percent decrease in exchange rates.

Worldwide sales of Prozac in 1999 were $2.61 billion, representing a decrease of 7 percent. Approximately $12 million of worldwide Prozac sales were related to year-2000 wholesaler buying. Prozac sales in the

U.S. decreased 8 percent, to $2.09 billion. Sales of Prozac outside the U.S. decreased 3 percent, to $525.1 million. The decline in U.S. sales was largely caused by wholesaler stocking that occurred during 1998, creating a significant adverse impact on sales comparisons in 1999. Prozac sales in the U.S. were also adversely affected by increased competition from new antidepressants.

Zyprexa posted worldwide sales of $1.89 billion in 1999, representing an increase of 31 percent. Approximately $17 million of worldwide Zyprexa sales were related to year-2000 wholesaler buying. U.S. sales of Zyprexa increased 22 percent, to $1.37 billion. Sales outside the U.S. increased 62 percent, to $513.9 million.

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

Worldwide diabetes care revenues, composed of Humulin, Humalog, Iletin, and Actos, increased 19 percent, to $1.38 billion, in 1999. Approximately $23 million of worldwide diabetes care revenues were related to year-2000 wholesaler buying. Diabetes care revenue in the U.S. increased 18 percent, to $827.7 million. Diabetes care revenue outside the U.S. increased 21 percent, to $547.5 million. Worldwide Humulin sales increased 13 percent, to $1.09 billion. U.S. Humulin sales increased 12 percent and Humulin sales outside the U.S. increased 15 percent. Worldwide Humalog sales were $224.5 million, representing an increase of 73 percent. The company received service revenues of $37.9 million in 1999 relating to sales of Actos.

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

Operating expenses (the aggregate of research and development and marketing and administrative expenses) increased 3 percent in 1999. Research and development investments increased 3 percent, to $1.78 billion, in 1999 as the company continued to build internal and external capabilities. Reduced incentive compensation significantly offset the expense growth. In addition, Phase III clinical trials for certain compounds were discontinued in the first half of 1999, which contributed to the reduction in the growth rate. Marketing and administrative expenses increased 4 percent due to increased spending to support new product launches around the world and enhancements in the company's global information technology systems, including year-2000 readiness efforts. However, the impact of these increases was mitigated by expense management initiatives and reduced incentive compensation.

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

DISCONTINUED OPERATIONS

Discontinued operations consist of the company's PCS health-care-management business. In November 1998, the company entered into an agreement to sell PCS for $1.60 billion in cash. The sale was closed in January 1999 and the resulting net gain on disposal of $174.3 million, net of $8.7 million tax benefit, was recognized in the first quarter of 1999. See Note 4 to the consolidated financial statements for further information.

FINANCIAL CONDITION

As of December 31, 2000, cash, cash equivalents, and short-term investments totaled approximately $4.62 billion compared with $3.84 billion at December 31, 1999. The increase in cash was primarily due to cash generated from operations, partially offset by dividends paid, share repurchases, and capital expenditures. The company acquired approximately 14.8 million shares, for approximately $1.09 billion, during 2000 pursuant to its previously announced $3 billion share repurchase program. Total debt at December 31, 2000, was $2.82 billion, a decrease of $235.4 million. The company believes that cash generated from operations, along with available cash and cash equivalents, will be sufficient to fund essentially all the company's operating needs, including debt service, capital expenditures, and dividends in 2001.

The company believes that amounts available through existing commercial paper programs should be adequate to fund maturities of short-term borrowings. The company's commercial paper program is also backed by $2.02 billion of committed bank credit facilities.

In the normal course of business, operations of the company are exposed to fluctuations in interest rates. These fluctuations can vary the costs of financing, investing, and operating. The company addresses a portion of these risks through a controlled program of risk management that includes the use of derivative financial instruments. The objective of controlling these risks is to limit the impact on earnings of fluctuations in interest rates. All derivative activities are for purposes other than trading.

The company's primary interest rate risk exposure results from changes in short-term U.S. dollar interest rates. In an effort to manage interest rate exposures, the company strives to achieve an acceptable balance between fixed and floating rate debt positions and may enter into interest rate swaps to help maintain that balance. Based on the company's overall interest rate exposure at December 31, 2000, including derivatives and other interest rate risk sensitive instruments, a hypothetical 10 percent change in interest rates applied to the fair value of the instruments as of December 31, 2000, would have no material impact on earnings, cash flows, or fair values of interest rate risk sensitive instruments over a one-year period. Similarly, a hypothetical 10 percent change in interest rates from 1999 applied to the fair value of the instruments as of December 31, 1999, would have had no material impact on earnings, cash flows, or fair values of interest rate risk sensitive instruments during 2000.

Capital expenditures of $677.9 million during 2000 were $149.6 million more than in 1999 as the company continued to invest in manufacturing and research and development initiatives and related infrastructure. The company expects near-term capital expenditures to increase from 2000 levels. Sufficient cash flows exist to meet these near-term requirements.

Dividends of $1.04 per share were paid in 2000, an increase of 13 percent from the $.92 per share paid in 1999. In the fourth quarter of 2000, effective for the first-quarter dividend in 2001, the quarterly dividend was increased to $.28 per share (8 percent), resulting in an indicated annual rate for 2001 of $1.12 per share. The year 2000 was the 116th consecutive year in which the company made dividend payments and the 33rd consecutive year in which dividends have been increased.

EURO CONVERSION

On January 1, 1999, 11 European nations adopted a common currency, the euro, and formed the European Economic and Monetary Union (EMU). For a three-year transition period, both the euro and individual participants' currencies will remain in circulation. After July 1, 2002, at the latest, the euro will be the sole legal tender for EMU countries. Greece has joined the original 11 countries adopting the euro in 2002. The adoption of the euro affects a multitude of financial systems and business applications as the commerce of these nations is transacted in the euro and the existing national currency.

The company has created the capability to transact in both the euro and the legacy currency and has converted the underlying information systems within the EMU countries from the legacy currencies to the euro. The company will continue to address euro-related issues and their impact on information systems, currency exchange rate risk, taxation, contracts, competition, and pricing. Action plans currently being implemented are expected to result in compliance with all laws and regulations; however, there can be no certainty that such plans will be successfully implemented or that external factors will not have an adverse effect on the company's operations. Any costs of compliance associated with the adoption of the euro are expensed as incurred and the company does not expect these costs to be material to its results of operations, financial condition, or liquidity.

FINANCIAL EXPECTATIONS FOR 2001

As noted above, a federal appeals court has upheld the company's February 2001 U.S. Prozac patent but ruled that the 2003 patent is invalid. In addition, the FDA has granted the company an additional six months of market exclusivity for Prozac under a federal statute encouraging pediatric studies of certain medicines, extending market exclusivity for Prozac to August 2, 2001, assuming the 2003 Prozac patent ruling is not overturned. The company expects a very substantial decline in Prozac sales in the U.S. in the 12 months following the entry of generic fluoxetine in the U.S. market. Prozac sales in the U.S. represent a significant portion of the company's overall sales, accounting for approximately 20 percent of the company's consolidated worldwide sales in 2000.

As a result of the above, excluding any unusual items, the company anticipates earnings per share for 2001 to be in the range of $2.75 to $2.85, assuming the entry of generic fluoxetine in the U.S. in August 2001. Strong earnings growth in the first half of 2001 is expected to more than offset declines in the second half, resulting in single-digit earnings growth for the full year compared with 2000 earnings per share of $2.65, excluding unusual items.

In addition, excluding any unusual items, the company expects to post single-digit sales growth in 2001. Excluding worldwide sales of Prozac, the company expects sales to grow in the mid-teens for 2001. Several key products are expected to contribute to this growth, including Zyprexa; Evista; Gemzar; diabetes care products; and drotrecogin alfa (activated), also known by the proposed trade name Zovant, a therapy for sepsis, which was submitted for regulatory approval in early 2001 and is expected to launch in the second half of 2001. The growth in these products is anticipated to more than offset the very substantial expected decline of Prozac sales and continuing decreases in sales of anti-infectives and ReoPro.

Gross margins as a percent of sales are expected to decline in 2001 in the range of .5 to 1.0 percentage points as a result of the decline in Prozac sales. The company anticipates marketing and administrative expenses will grow in the low-to-mid single digits. Underlying marketing expenses for continuing products, excluding Prozac, are expected to grow in the double digits as the company continues to invest in sales force expansions and increased marketing efforts. Research and development expenses are expected to grow in the low double digits, demonstrating the company's continued commitment to invest in scientific innovation. The tax rate is expected to remain at approximately 22 percent for the full year.

The company believes that the loss of Prozac market exclusivity will not have a material adverse effect on the company's consolidated financial position or liquidity. The actual impact will depend on, among other things, the outcome of the appeal of the Federal Circuit ruling; the timing, number of entrants, and pricing strategies of generic competitors; the continuing growth of the company's other currently marketed products; developments with competitive products; the timing of regulatory approvals; and the expected introduction of new products.

LEGAL AND ENVIRONMENTAL MATTERS

Barr Laboratories, Inc. (Barr), and Geneva Pharmaceuticals, Inc. (Geneva), have each submitted an Abbreviated New Drug Application (ANDA) seeking FDA approval to market generic forms of Prozac before the expiration of the company's patents. The ANDAs assert that two U.S. patents held by Lilly covering Prozac are invalid and unenforceable. The company filed suit against Barr and Geneva in federal court in Indianapolis seeking a ruling that Barr's challenge to Lilly's patents is without merit. In January 1999, the trial court granted summary judgment in favor of Lilly on two of the four claims raised by Barr and Geneva against Lilly's patents. That decision was appealed to the Court of Appeals for the Federal Circuit. Barr and Geneva dismissed their other two claims in exchange for a $4 million payment. On August 9, 2000, the Court of Appeals upheld the 2001 compound patent but held that the 2003 method of use patent was invalid. The company has filed a petition requesting a rehearing by the Court of Appeals.

Several other generic manufacturers have also filed ANDAs for generic forms of Prozac, challenging one or both of the patents. In late 1998, Zenith Goldline Pharmaceuticals, Inc.; Teva Pharmaceuticals USA (Teva); and Cheminor Drugs, Ltd., together with one of its subsidiaries (Cheminor), notified the company that they had filed ANDAs challenging the 2003 patent. Also in 1998, Novex Pharma, a division of Apotex, Inc., notified the company that it had filed an ANDA challenging both patents. In 1999, Cheminor notified the company that it had filed an ANDA for a different dosage form. In 2000, Barr and Teva both notified the company that they had filed additional ANDAs for the different dosage form, and Alphapharm Pty. Ltd. also notified the company that it had filed ANDAs for two dosage forms.

The company has filed lawsuits in the United States District Court of the Southern District of Indiana seeking rulings that all these challenges to the patent(s) are without merit. The cases are awaiting resolution of the petition for rehearing by the Court of Appeals in the original Barr case.

For additional information on the impact of the Prozac patent litigation, see the "Financial Expectations for 2001" section above.

In addition, the company is a defendant in numerous product liability suits involving primarily two products, diethylstilbestrol (DES) and Prozac. See Note 13 to the consolidated financial statements for further information on those matters.

The company's worldwide operations are subject to complex and changing environmental and health and safety laws and regulations, which will continue to require capital investment and operational expenses. The company has also been designated a potentially responsible party with respect to fewer than 10 sites under the federal environmental law commonly known as Superfund. For more information on those matters, see Note 13 to the consolidated financial statements.

While it is not possible to predict or determine the outcome of the patent, product liability, or other legal actions brought against the company or the ultimate cost of environmental matters, the company believes that, except as noted above with respect to the Prozac patent litigation, the costs associated with all such matters will not have a material adverse effect on its consolidated financial position or liquidity but could possibly be material to the consolidated results of operations in any one accounting period.

OTHER MATTERS

On October 28, 2000, President Clinton signed the Agriculture, Rural Development, Food and Drug Administration, and Related Agencies Appropriations Act for fiscal year 2001. This legislation includes a provision that repeals the federal ban on the reimportation of most prescription drugs by anyone other than the manufacturer. Consequently, under the new law, wholesalers and pharmacists may be permitted to reimport certain drugs approved for sale in the U.S. and originally sold abroad, subject to several conditions. The law authorizes reimportation from select jurisdictions, including Australia, Canada, the European Union, Israel, Japan, New Zealand, South Africa, and Switzerland.

Before the law takes effect, the secretary of Health and Human Services (HHS) must "demonstrate" to Congress that the law poses no additional risk to public health and safety and will result in significant reductions in drug costs for American consumers. If HHS can make that demonstration, then the FDA must draft regulations prior to implementing the law. In December 2000, the secretary of HHS stated that she would be unable to make the demonstration required by the law. It is uncertain what action, if any, may be taken on this bill by the incoming secretary of HHS or whether Congress will modify the legislation.

The company cannot predict at this time the extent to which it will be affected by this legislation or potential future legislative or regulatory developments in this area. However, if widespread reimportation of the company's products were to occur, this could have a material adverse effect on the company's results of operations.

PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 - -
A CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

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

Consolidated Statements of Income
ELI LILLY AND COMPANY AND SUBSIDIARIES
(Dollars in millions, except per-share data)

Year Ended December 31                             2000       1999      1998
------------------------------------------------------------------------------
Net sales...................................... $10,862.2  $10,002.9  $9,236.8

Cost of sales..................................   2,055.7    2,098.0   2,015.1
Research and development.......................   2,018.5    1,783.6   1,738.9
Marketing and administrative...................   3,228.3    2,757.6   2,658.3
Acquired in-process technology (Note 3)........         -          -     127.5
Asset impairment and other site charges
  (Note 5).....................................         -       87.4         -
Interest expense...............................     182.3      183.8     181.3
Other income--net..............................    (481.3)    (152.9)   (149.3)
                                                ------------------------------
                                                  7,003.5    6,757.5   6,571.8
                                                ------------------------------
Income from continuing operations before
  income taxes and extraordinary item..........   3,858.7    3,245.4   2,665.0

Income taxes (Note 11).........................     800.9      698.7     568.7
                                                ------------------------------
Income from continuing operations before
  extraordinary item...........................   3,057.8    2,546.7   2,096.3

Income from discontinued operations,
  net of tax (Note 4)..........................         -      174.3       8.8

Extraordinary item, net of tax (Note 7)........         -          -      (7.2)
                                                ------------------------------
Net income..................................... $ 3,057.8  $ 2,721.0  $2,097.9
                                                ==============================

Earnings per share - basic (Note 10):
  Income from continuing operations
    before extraordinary item.................. $    2.83  $    2.34  $   1.91
  Income from discontinued operations..........         -        .16       .01
  Extraordinary item...........................         -          -      (.01)
                                                ------------------------------
  Net income................................... $    2.83  $    2.50  $   1.91
                                                ==============================
Earnings per share - diluted (Note 10):
  Income from continuing operations
    before extraordinary item.................. $    2.79  $    2.30  $   1.87
  Income from discontinued operations..........         -        .16       .01
  Extraordinary item...........................         -          -      (.01)
                                                ------------------------------
  Net income................................... $    2.79  $    2.46  $   1.87
                                                ==============================

See notes to consolidated financial statements.

Consolidated Balance Sheets
ELI LILLY AND COMPANY AND SUBSIDIARIES
(Dollars in millions)

December 31                                              2000          1999
-----------------------------------------------------------------------------
Assets

Current Assets
Cash and cash equivalents.......................      $ 4,114.9     $ 3,700.4
Short-term investments..........................          503.3         135.6
Accounts receivable, net of allowances of
   $115.3 (2000) and $79.9 (1999)...............        1,630.7       1,443.2
Other receivables...............................          335.4         399.6
Inventories.....................................          883.1         899.6
Deferred income taxes (Note 11).................          269.5         240.3
Prepaid expenses................................          206.1         236.8
                                                    -------------------------
   Total current assets.........................        7,943.0       7,055.5

Other Assets
Prepaid retirement (Note 12)....................        1,032.5         741.1
Investments.....................................          395.7         180.3
Sundry..........................................        1,143.0         866.8
                                                    -------------------------
                                                        2,571.2       1,788.2

Property and Equipment..........................        4,176.6       3,981.5
                                                    -------------------------

                                                      $14,690.8     $12,825.2
                                                    =========================

Consolidated Balance Sheets
ELI LILLY AND COMPANY AND SUBSIDIARIES
(Dollars in millions) - Con't.

December 31                                                                                2000                1999
-------------------------------------------------------------------------------------------------------------------
Liabilities and Shareholders' Equity

Current Liabilities
Short-term borrowings (Note 7)..............................................          $   184.3           $   241.5
Accounts payable............................................................              661.9               445.5
Employee compensation.......................................................              468.3               489.3
Dividends payable...........................................................              315.4               283.0
Income taxes payable (Note 11)..............................................            2,200.2             1,445.3
Other liabilities...........................................................            1,130.6             1,030.8
                                                                                   --------------------------------
   Total current liabilities................................................            4,960.7             3,935.4

Other Liabilities
Long-term debt (Note 7).....................................................            2,633.7             2,811.9
Deferred income taxes (Note 11).............................................               91.6               137.0
Retiree medical benefit obligation (Note 12)................................               83.3               115.7
Other noncurrent liabilities................................................              874.6               812.2
                                                                                   --------------------------------
                                                                                        3,683.2             3,876.8

Commitments and contingencies (Note 13).....................................                  -                   -


Shareholders' Equity (Notes 8 and 9)
Common stock - no par value
   Authorized shares: 3,200,000,000
   Issued shares:  1,126,567,407 (2000)
               and 1,091,226,806 (1999).....................................              704.4               682.0
Additional paid-in capital..................................................            2,610.0                   -
Retained earnings...........................................................            6,223.2             4,985.6
Employee benefit trust......................................................           (2,635.0)                  -
Deferred costs - ESOP.......................................................             (135.0)             (139.9)
Accumulated other comprehensive income (Note 14)............................             (611.2)             (406.4)
                                                                                   --------------------------------
                                                                                        6,156.4             5,121.3

Less cost of common stock in treasury:
   2000 -     1,007,235 shares
   1999 -       988,902 shares..............................................              109.5               108.3
                                                                                   --------------------------------
                                                                                        6,046.9             5,013.0
                                                                                   --------------------------------
                                                                                      $14,690.8           $12,825.2
                                                                                   ================================

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows
ELI LILLY AND COMPANY AND SUBSIDIARIES
(Dollars in millions)

Year Ended December 31                                                            2000               1999               1998
----------------------------------------------------------------------------------------------------------------------------
Cash Flows From Operating Activities
Net income..........................................................         $ 3,057.8          $ 2,721.0          $ 2,097.9
Adjustments To Reconcile Net Income to
  Cash Flows From Operating Activities
  Depreciation and amortization.....................................             435.8              439.7              490.4
  Change in deferred taxes..........................................            (442.7)              27.1               25.4
  Gain on sale of Kinetra, net of tax...............................            (214.4)                 -                  -
  Gain on sale of PCS, net of tax...................................                 -             (174.3)                 -
  Asset impairment and other site charges, net of tax...............                 -               58.1                  -
  Other, net........................................................             117.3               96.6              153.5
                                                                          --------------------------------------------------
                                                                               2,953.8            3,168.2            2,767.2

  Changes in operating assets and liabilities:
     Receivables - increase.........................................            (165.4)            (179.0)            (403.6)
     Inventories - (increase) decrease..............................               9.8               16.9              (55.6)
     Other assets - increase........................................            (210.5)             (88.8)             (81.1)
     Accounts payable and other liabilities - increase (decrease)...           1,143.8             (174.9)             649.4
                                                                          --------------------------------------------------
                                                                                 777.7             (425.8)             109.1
                                                                          --------------------------------------------------

Net Cash Provided by Operating Activities...........................           3,731.5            2,742.4            2,876.3

Cash Flows From Investing Activities
Purchase of property and equipment..................................            (677.9)            (528.3)            (419.9)
Disposals of property and equipment.................................               5.1               78.3               30.6
Proceeds from sale of investments...................................             983.9              216.1              273.1
Purchase of investments.............................................          (1,233.2)            (162.8)             (57.6)
Proceeds from sale of PCS...........................................                 -            1,600.0                  -
Other, net..........................................................            (134.4)            (116.6)            (195.1)
                                                                          --------------------------------------------------
Net Cash Provided by (Used in) Investing Activities.................          (1,056.5)           1,086.7             (368.9)

Cash Flows From Financing Activities
Dividends paid......................................................          (1,126.0)          (1,000.5)            (877.7)
Purchase of common stock and other
   capital transactions.............................................          (1,052.8)          (1,453.0)          (1,999.8)
Issuances under stock plans.........................................             178.4              187.5              242.5
Redemption of subsidiary stock......................................                 -                  -             (172.8)
Net change in short-term borrowings.................................            (203.0)            (139.4)            (170.0)
Proceeds from issuance of long-term debt............................               1.1              843.5               23.8
Repayments of long-term debt........................................             (27.2)             (13.5)             (30.2)
                                                                          --------------------------------------------------
Net Cash Used for Financing Activities..............................          (2,229.5)          (1,575.4)          (2,984.2)

Effect of exchange rate changes on cash.............................             (31.0)             (49.0)              25.0
                                                                          --------------------------------------------------
Net increase (decrease) in cash and
   cash equivalents.................................................             414.5            2,204.7             (451.8)
Cash and cash equivalents at beginning of year......................           3,700.4            1,495.7            1,947.5
                                                                          --------------------------------------------------
Cash and cash equivalents at end of year............................         $ 4,114.9          $ 3,700.4          $ 1,495.7
                                                                          ==================================================

See notes to consolidated financial statements.

aConsolidated Statements of Comprehensive Income
ELI LILLY AND COMPANY AND SUBSIDIARIES
(Dollars in millions)

Year Ended December 31                                                       2000               1999               1998
-----------------------------------------------------------------------------------------------------------------------
Net income.....................................................          $3,057.8           $2,721.0           $2,097.9
Other comprehensive income (loss):
  Foreign currency translation adjustments.....................            (170.7)            (177.7)              69.2
  Net unrealized gains (losses) on securities (Note 14)........             (20.5)              27.8               (2.6)
  Minimum pension liability adjustment.........................             (33.6)             (26.7)             (30.8)
                                                               --------------------------------------------------------

Other comprehensive income (loss) before income taxes..........            (224.8)            (176.6)              35.8
Provision for income taxes related to other comprehensive
  income items.................................................              20.0                  -               15.6
                                                               --------------------------------------------------------
Other comprehensive income (loss)..............................            (204.8)            (176.6)              51.4
                                                               --------------------------------------------------------

Comprehensive income...........................................          $2,853.0           $2,544.4           $2,149.3
                                                               ========================================================

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

Year Ended December 31                                                            2000               1999               1998
----------------------------------------------------------------------------------------------------------------------------
Net sales - to unaffiliated customers
      Neurosciences................................................          $ 5,157.6          $ 4,729.3           $4,487.8
      Endocrinology................................................            2,583.5            2,075.5            1,626.6
      Anti-infectives..............................................              894.3            1,022.3            1,160.9
      Animal health................................................              668.5              627.8              614.4
      Cardiovascular...............................................              587.9              637.6              536.9
      Oncology.....................................................              580.5              486.1              339.2
      Gastrointestinal.............................................              321.4              354.7              418.0
      Other pharmaceutical.........................................               68.5               69.6               53.0
                                                                   ---------------------------------------------------------

Net sales..........................................................          $10,862.2          $10,002.9           $9,236.8
                                                                   =========================================================

Geographic Information

Net sales - to unaffiliated customers/1/:
    United States..................................................          $ 7,002.9          $ 6,226.4           $5,836.2
    Western Europe.................................................            1,773.9            1,888.0            1,692.3
    Other foreign countries........................................            2,085.4            1,888.5            1,708.3
                                                                   ---------------------------------------------------------
                                                                             $10,862.2          $10,002.9           $9,236.8
                                                                   =========================================================
Long-lived assets:
    United States..................................................          $ 3,621.0          $ 3,416.8           $3,363.5
    Western Europe.................................................              735.3              744.2              808.4
    Other foreign countries........................................              472.1              470.3              459.3
                                                                   ---------------------------------------------------------
                                                                             $ 4,828.4          $ 4,631.3           $4,631.2
                                                                   =========================================================

/1/ Net sales are attributed to the countries based on the location of the subsidiary making the sale.

The largest category of products is the neurosciences group, which includes Prozac, Zyprexa, Permax, and Darvon. Endocrinology products consist primarily of Humulin, Evista, Humalog, Humatrope, and Actos. Anti-infectives include primarily Ceclor, Vancocin, Keflex, Nebcin, and Lorabid. Cardiovascular products consist primarily of ReoPro and Dobutrex. The gastrointestinal category is entirely composed of Axid. Oncology products consist primarily of Gemzar. Animal health products include Tylan, Rumensin, Micotil, Surmax, Coban, and other products for livestock and poultry. The other pharmaceutical product group includes other miscellaneous pharmaceutical products and services.

Most of the pharmaceutical products are distributed through wholesalers that serve physicians and other health care professionals, pharmacies, and hospitals. In 2000, the company's three largest wholesalers each accounted for between 14 percent and 18 percent of consolidated net sales. Animal health products are sold primarily to wholesale distributors.

The company's business segments are distinguished by the ultimate end user of the product: humans or animals. Performance is evaluated based on profit or loss from operations before income taxes. The accounting policies of the individual segments are substantially the same as those described in the summary of significant accounting policies in Note 1. Income before taxes for the animal health business was approximately $180.0 million, $165.0 million, and $141.0 million in 2000, 1999, and 1998, respectively. The assets of the animal health business are intermixed with those of the pharmaceutical products business and are not separately determinable. Long-lived assets disclosed above consist of property and equipment and certain sundry assets of the continuing operations.

The company is exposed to the risk of changes in social, political, and economic conditions inherent in foreign operations, and the company's results of operations and the value of its foreign assets are affected by fluctuations in foreign currency exchange rates.

Selected Quarterly Data (unaudited)
ELI LILLY AND COMPANY AND SUBSIDIARIES
(Dollars in millions, except per-share data)

2000                                                Fourth     Third     Second     First
-------------------------------------------------------------------------------------------
Net sales........................................  $2,977.7   $2,811.9  $2,621.5   $2,451.1
Cost of sales....................................     565.2      490.1     491.7      508.7
Operating expenses...............................   1,489.4    1,306.4   1,304.2    1,146.8
Other (income) expense - net.....................     (60.6)      17.0     (28.5)    (226.9)
Income before income taxes.......................     983.7      998.4     854.1    1,022.5
Net income.......................................     767.3      778.8     666.2      845.5

Earnings per share - basic.......................       .71        .72       .62        .78

Earnings per share - diluted.....................       .70        .71       .61        .77

Dividends paid per share.........................       .26        .26       .26        .26

Common stock prices:
   High..........................................     94.50     108.24    101.33      70.86
   Low...........................................     80.64      67.18     64.13      54.34

1999                                                Fourth     Third     Second     First
-------------------------------------------------------------------------------------------
Net sales........................................  $2,820.5   $2,585.2  $2,341.6   $2,255.6
Cost of sales....................................     565.2      548.2     491.1      493.5
Operating expenses...............................   1,285.8    1,139.3   1,110.1    1,006.0
Asset impairment and other site charges..........      26.0          -         -       61.4
Other (income) expense - net.....................     (80.2)     (41.5)      1.4      151.2
Income from continuing operations before income
  taxes..........................................   1,023.7      939.2     739.0      543.5
Income from:
  Continuing operations..........................     786.3      732.6     576.4      451.4
  Discontinued operations........................         -          -         -      174.3
  Net income.....................................     786.3      732.6     576.4      625.7

Earnings per share - basic:
  Continuing operations..........................       .73        .68       .53        .41
  Discontinued operations........................         -          -         -        .16
  Net income.....................................       .73        .68       .53        .57

Earnings per share - diluted:
  Continuing operations..........................       .71        .67       .52        .40
  Discontinued operations........................         -          -         -        .16
  Net income.....................................       .71        .67       .52        .56

Dividends paid per share.........................       .23        .23       .23        .23

Common stock prices:
   High..........................................     77.38      77.19     90.25      97.44
   Low...........................................     64.13      61.50     65.19      76.19

The company's common stock is listed on the New York, London, Tokyo, and other stock exchanges.

Selected Financial Data (unaudited)
ELI LILLY AND COMPANY AND SUBSIDIARIES
(Dollars in millions, except per-share data)

                                              2000            1999            1998            1997         1996
                                      -------------------------------------------------------------------------
Operations
Net sales.............................  $ 10,862.2      $ 10,002.9      $  9,236.8      $  7,987.7   $  6,998.3
Research and development..............     2,018.5         1,783.6         1,738.9         1,370.2      1,189.5
Other costs and expenses..............     4,985.0         4,973.9         4,832.9         4,348.2      3,677.5
Gain on sale of DowElanco.............           -               -               -          (631.8)           -
Income from continuing
 operations before taxes
 and extraordinary item...............     3,858.7         3,245.4         2,665.0         2,901.1      2,131.3
Income taxes..........................       800.9           698.7           568.7           885.2        505.6
Income (loss) from:
 Continuing operations
  before extraordinary
  item................................     3,057.8         2,546.7         2,096.3         2,015.9      1,625.7
 Discontinued operations..............           -           174.3             8.8        (2,401.0)      (102.2)
 Net income (loss)....................     3,057.8         2,721.0         2,097.2/2/       (385.1)     1,523.5
Income from continuing
 operations before
 extraordinary item as
 a percent of sales...................        28.2%           25.5%           22.7%           25.2%        23.2%
Per-share data - diluted:
 Income (loss) from:
  Continuing operations
   before extraordinary
   item...............................  $     2.79      $     2.30      $     1.87      $     1.78   $     1.45
  Discontinued operations.............           -             .16             .01           (2.12)        (.09)
  Net income (loss)...................        2.79            2.46            1.87/2/         (.34)        1.36
Dividends declared per share..........        1.06             .95             .83             .76         .694
Weighted-average number of
 shares outstanding -
 diluted (thousands)..................   1,097,725       1,106,055       1,121,486       1,130,579    1,117,110
                                      -------------------------------------------------------------------------

Financial Position
Current assets........................  $  7,943.0      $  7,055.5     $   5,406.8      $  5,320.7   $  3,891.3
Current liabilities...................     4,960.7         3,935.4         4,607.2         4,191.6      4,222.2
Property and equipment - net..........     4,176.6         3,981.5         4,096.3         4,101.7      4,307.0
Total assets..........................    14,690.8        12,825.2        12,595.5        12,577.4     14,307.2
Long-term debt........................     2,633.7         2,811.9         2,185.5         2,326.1      2,516.5
Shareholders' equity..................     6,046.9         5,013.0         4,429.6         4,645.6      6,100.1
                                      -------------------------------------------------------------------------

Supplementary Data/1/
Return on shareholders'
 equity...............................        55.3%           53.9%           46.2%           37.5%        28.2%
Return on assets......................        22.9%           21.3%           17.0%           15.4%        11.4%
Capital expenditures..................  $    677.9      $    528.3      $    419.9      $    366.3   $    443.9
Depreciation and
 amortization.........................       435.8           439.7           490.4           509.8        543.5
Effective tax rate....................        20.8%           21.5%           21.3%           30.5%/3/     23.7%
Number of employees...................      35,700          31,300          29,800          28,900       27,400
Number of shareholders of
 record...............................      59,190          62,300          62,300          58,200       54,500
                                      -------------------------------------------------------------------------

/1/ All supplementary financial data have been computed using income from continuing operations except for capital expenditures and depreciation and amortization, which include amounts from discontinued operations. The number of employees reflects continuing operations, including controlled joint ventures.

/2/ Reflects the impact of an extraordinary item (see Note 7).

/3/ Excluding the impacts of the unusual transactions reflected in 1997, the effective tax rate would have been 24.1 percent.

Notes to Consolidated Financial Statements
ELILILLY AND COMPANY AND SUBSIDIARIES
(Dollars in millions, except per-share data)

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

Reclassifications: Certain reclassifications have been made to prior-year amounts to conform with current-year presentation.

Cash equivalents: The company considers all highly liquid investments, generally with a maturity of three months or less, to be cash equivalents. The cost of these investments approximates fair value.

Inventories: The company states all its inventories at the lower of cost or market. The company uses the last-in, first-out (LIFO) method for substantially all its inventories located in the continental United States, or approximately 60 percent of its total inventories. Other inventories are valued by the first-in, first-out (FIFO) method. Inventories at December 31 consisted of the following:

                                                       2000            1999
                                                     -----------------------
Finished products................................     $284.3          $295.1
Work in process..................................      380.6           372.7
Raw materials and supplies.......................      230.1           224.7
                                                     -----------------------
                                                       895.0           892.5
Increase (decrease) to LIFO cost.................      (11.9)            7.1
                                                     -----------------------
                                                      $883.1          $899.6
                                                     =======================

Investments: All short-term debt securities are classified as held-to-maturity because the company has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at amortized cost, adjusted for amortization of premiums and accretion of discounts to maturity. Substantially all long-term debt and marketable equity securities are classified as available-for-sale. Available-for-sale securities are carried at fair value, with the unrealized gains and losses, net of tax, reported in other comprehensive income. Realized gains and losses on sales of available-for-sale securities are computed based upon initial cost adjusted for any other than temporary declines in fair value. The company owns no investments that are considered to be trading securities.

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

Goodwill and other intangibles: Goodwill and other intangibles arising from acquisitions and research alliances are amortized over their estimated useful lives, ranging from 5-25 years, using the straight-line method. Goodwill and other intangibles are reviewed to assess recoverability when impairment indicators are present. Assets are considered to be impaired and are written down to fair value if expected future operating cash flows of the related assets are less than their carrying amounts. Fair value is the present value of the expected future cash flows of the related assets using a discount rate commensurate with the risk involved. Assets are grouped at the lowest level for which there are identifiable cash flows for purposes of impairment testing. Goodwill and other intangibles and the related allowances for amortization were $233.2 million and $117.8 million, respectively, at December 31, 2000, and $226.2 million and $107.6 million, respectively, at December 31, 1999, and are included in sundry assets in the consolidated balance sheets.

Property and equipment: Property and equipment is stated on the basis of cost. Provisions for depreciation of buildings and equipment are computed generally by the straight-line method at rates based on their estimated useful lives (generally 12 to 50 years for buildings and 5 to 18 years for equipment). At December 31, property and equipment consisted of the following:


                                                           2000         1999
                                                        ----------------------
Land.................................................   $  103.5      $  104.6
Buildings............................................    2,395.1       2,255.8
Equipment............................................    4,638.5       4,458.9
Construction in progress.............................      647.6         528.0
                                                        ----------------------
                                                         7,784.7       7,347.3
Less allowances for depreciation.....................    3,608.1       3,365.8
                                                        ----------------------
                                                        $4,176.6      $3,981.5
                                                        ======================

Depreciation expense related to continuing operations for 2000, 1999, and 1998 was $393.5 million, $406.7 million, and $393.4 million, respectively. Approximately $43.1 million, $29.0 million, and $17.0 million of interest costs were capitalized as part of property and equipment in 2000, 1999, and 1998, respectively. Total rental expense for all leases related to continuing operations, including contingent rentals (not material), amounted to approximately $172.3 million for 2000, $154.9 million for 1999, and $134.8 million for 1998. Capital leases included in property and equipment in the consolidated balance sheets, capital lease obligations entered into, and future minimum rental commitments are not material.

Revenue recognition: Revenue from sales of products is recognized at the time title of goods passes to the buyer and the buyer assumes the risks and rewards of ownership. This is generally at the time products are shipped to the customer. Revenue from copromotion services is recognized at the time the copromotion partner records sales.

Income taxes: Deferred taxes are recognized for the future tax effects of temporary differences between financial and income tax reporting based on enacted tax laws and rates. Federal income taxes are provided on the portion of the income of foreign subsidiaries that is expected to be remitted to the United States and be taxable.

Earnings per share: Basic earnings per share are calculated based on the weighted-average number of outstanding common shares and incremental shares. Diluted earnings per share are calculated based on the weighted-average number of outstanding common shares plus the effect of dilutive stock options and other incremental shares.

Note 2: Implementation of New Financial Accounting Pronouncements

In June 1998, Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," was issued. Statement 133 was amended in June 1999 and is now required to be adopted in years beginning after June 15, 2000. The company will adopt Statement 133 effective as of January 1, 2001. The statement will require the company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. Hedge ineffectiveness, the amount by which the change in the value of a hedge does not exactly offset the change in the value of the hedged item, will be immediately recognized in earnings. The company estimates that the adoption of Statement 133 will not have a material effect on the consolidated results of operations or financial position of the company.

Note 3: Collaboration and Dispositions

During the first quarter of 2000, the company sold its interest in Kinetra LLC, a joint venture between the company and EDS, to WebMD Corporation (WebMD) in exchange for shares of WebMD common stock. A gain of $214.4 million was recognized on the combined effect of the transaction and the subsequent sale of the majority of those shares of WebMD stock. The gain is included in other income in the consolidated statements of income.

During 1999, the company recognized a pretax gain of $67.8 million on the sale of the U.S. and Puerto Rican marketing rights of Lorabid, an antibiotic used in the treatment of bacterial infections, to King Pharmaceuticals, Inc. The gain has been included in other income in the consolidated statements of income. The company has an opportunity to receive additional payments if certain sales performance milestones are achieved.

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

Note 4:  Discontinued Operations

In January 1999, the company sold PCS, its health-care-management subsidiary, to Rite Aid Corporation for $1.6 billion in cash. The transaction generated a gain of $174.3 million ($.16 per share), net of $8.7 million tax benefit, in the first quarter of 1999.

The results of operations of PCS have been classified as discontinued operations in the consolidated statements of income. Selected 1998 income statement information for PCS follows:


Revenues........................................................   $814.5
Income tax expense..............................................     32.2
Income from discontinued operations.............................      8.8

Note 5: Asset Impairment and Other Site Charges

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

At December 31, the stated, or notional, amounts of the company's outstanding derivative financial instruments were as follows:

                                                               2000      1999
                                                           ------------------
Forward exchange contracts.............................    $1,384.9    $608.7
Foreign currency options - purchased...................       639.8     756.0
Interest rate swaps....................................       445.0     295.0

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

                                                               2000                              1999
                                              --------------------------------------------------------------------
                                                     Cost/                             Cost/
                                                Carrying Amount    Fair Value     Carrying Amount    Fair Value
                                              --------------------------------------------------------------------
Short-term investments:
   Debt securities............................     $  503.3         $  504.3          $  135.6        $  136.0

Noncurrent investments:
   Marketable equity..........................         79.8             90.1              63.9            96.8
   Debt securities............................        266.2            271.2              35.6            35.6
   Nonmarketable equity.......................          7.5              7.5              14.9            14.9

Long-term debt, including
  current portion.............................      2,796.6          2,861.7           3,026.7         2,990.6

The company determines fair values based on quoted market values where available or discounted cash flow analyses (principally long-term debt). The fair values of nonmarketable equity securities, which represent either equity investments in start-up technology companies or partnerships that invest in start-up technology companies, are estimated based on the fair value information provided by these ventures. The fair value and carrying amount of risk-management instruments were not material at December 31, 2000 and 1999.

At December 31, 2000 and 1999, the gross unrealized holding gains on available-for-sale securities were $24.3 million and $42.5 million, respectively, and the gross unrealized holding losses were $14.9 million and $12.6 million, respectively. Substantially all these gains and losses are associated with the marketable equity securities. The proceeds from sales of available-for-sale securities totaled $773.8 million, $56.2 million, and $36.3 million in 2000, 1999, and 1998, respectively. Purchases of available-for-sale securities totaled $443.0 million in 2000 and were not material in 1999 and 1998. Realized gains on sales of available-for-sale securities were $71.6 million, $25.0 million, and $20.6 million in 2000, 1999, and 1998, respectively. Realized losses on sales of available-for-sale securities were $16.5 million, negligible, and $2.5 million in 2000, 1999, and 1998, respectively. The net adjustment to unrealized gains and losses on available-for-sale securities decreased other comprehensive income by $12.3 million in 2000 and increased other comprehensive income by $18.6 million in 1999.

Note 7: Borrowings

Long-term debt at December 31 consisted of the following:
                                                           2000          1999
                                                         ----------------------
6.57 to 7.13 percent notes (due 2016-2036)............   $1,000.0      $1,000.0
6.25 to 8.38 percent notes (due 2001-2006)............      650.0         650.0
Floating rate capital securities (due 2029)...........      525.0         525.0
8.38 percent eurodollar bonds (due 2005)..............      150.0         350.0
Resettable coupon capital securities (due 2029).......      300.0         300.0
6.55 percent ESOP debentures (due 2017)...............       97.6          98.6
Other, including capitalized leases...................       74.0         103.1
                                                         ----------------------
                                                          2,796.6       3,026.7
Less current portion..................................      162.9         214.8
                                                         ----------------------
                                                         $2,633.7      $2,811.9
                                                         ======================

On August 5, 1999, the company issued $525.0 million floating rate capital securities and $300.0 million adjustable rate capital securities. These capital securities are subordinated to the notes, bonds, and debentures listed above. The floating rate capital securities pay cumulative interest at an annual rate equal to LIBOR plus a predetermined spread, reset quarterly. The rates at December 31, 2000 and 1999, were 7.951 percent and 7.355 percent, respectively. The securities may be redeemed any time on or after August 5, 2004, for a defined redemption price. The resettable coupon capital securities pay cumulative interest at an annual rate of 7.717 percent until August 1, 2004. At this date and every fifth anniversary thereafter, the interest rate will be reset equal to the weekly average interest rate of U.S. treasury securities having an index maturity of five years for the week immediately preceding the reset date plus a predetermined spread. The securities may be redeemed on August 1, 2004, and anytime thereafter for a defined redemption price.

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

The aggregate amounts of maturities on long-term debt for the next five years are as follows: 2001, $162.9 million; 2002, $13.5 million; 2003, $212.0 million;
2004, $8.8 million; and 2005, $157.9 million.

At December 31, 2000 and 1999, short-term borrowings included $21.4 million and $26.7 million, respectively, of notes payable to banks. At December 31, 2000, unused committed lines of credit totaled approximately $2.01 billion. Compensating balances and commitment fees are not material, and there are no conditions that are probable of occurring under which the lines may be withdrawn.

Cash payments of interest on borrowings totaled $195.9 million, $170.6 million, and $188.2 million in 2000, 1999, and 1998, respectively.

Note 8: Stock Plans

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

In 1999, the company issued its third grant under the GlobalShares program. Essentially all employees were given an option to buy 100 shares of the company's stock at a price equal to the fair market value of the company's stock on the date of the grant. Options to purchase approximately 2.8 million shares were granted as part of the program. Individual grants generally become exercisable on or after the third anniversary of the grant date and have a term of 10 years.

The company has elected to follow Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its stock options and performance awards. Under APB No. 25, because the exercise price of the company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized. Total compensation expense for stock-based performance awards reflected in income on a pretax basis was $88.3 million, $117.1 million, and $257.8 million in 2000, 1999, and 1998, respectively. However, SFAS No. 123, "Accounting for Stock-Based Compensation," requires presentation of pro forma information as if the company had accounted for its employee stock options and performance awards granted subsequent to December 31, 1994, under the fair value method of that statement. For purposes of pro forma disclosure, the estimated fair value of the options and performance awards at the date of the grant is amortized to expense over the vesting period. Under the fair value method, the company's net income and earnings per share would have been as follows:

                                            2000           1999           1998
                                         ---------------------------------------
Net income...............................   $2,969.3     $2,639.6    $2,120.9
Earnings per share - diluted.............       2.70         2.39        1.89

The weighted-average per-share fair value of the individual options and performance awards granted during 2000, 1999, and 1998 were as follows on the date of grant:

                                               2000         1999         1998
                                              --------------------------------
Employee stock options.....................   $29.25       $20.27       $16.64
Performance awards.........................    93.06        66.50        88.88


The fair values of the options were determined using a Black-Scholes option-pricing model with the following assumptions:

                                               2000          1999        1998
                                             -----------------------------------
Dividend yield.............................    2.26%         2.73%       2.96%
Volatility.................................   32.7 %        25.2 %      23.5 %
Risk-free interest rate....................    5.02%         6.15%       4.29%
Forfeiture rate............................    0             0           0
Expected life..............................    7 years       7 years     7 years

Stock option activity during 1998-2000 is summarized below:

                                                        Shares of
                                                       Common Stock          Weighted-Average
                                                 Attributable to Options         Exercise
                                                      (in thousands)         Price of Options
                                              ----------------------------------------------------
Unexercised at January 1, 1998................           60,894                   $24.05
Granted.......................................            6,803                    74.18
Exercised.....................................          (13,697)                   16.88
Forfeited.....................................           (1,047)                   24.29
                                                        -------
Unexercised at December 31, 1998..............           52,953                    32.35
Granted.......................................           12,494                    68.22
Exercised.....................................          (10,849)                   19.04
Forfeited.....................................             (875)                   50.46
                                                        -------
Unexercised at December 31, 1999..............           53,723                    43.08
Granted.......................................            1,315                    86.75
Exercised.....................................           (9,242)                   22.33
Forfeited.....................................             (671)                   64.97
                                                        -------
Unexercised at December 31, 2000..............           45,125                    48.28
                                                        =======

The following table summarizes information concerning outstanding and exercisable options at December 31, 2000 (shares in millions, contractual life in years):


                          Options Outstanding             Options Exercisable
              ---------------------------------------  -------------------------

                               Weighted-
                               Average      Weighted-                  Weighted-
  Range of                    Remaining      Average                    Average
  Exercise       Number      Contractual     Exercise       Number      Exercise
   Prices     Outstanding       Life         Price      Exercisable     Price
-----------------------------------------------------  -------------------------
 $10 - $25       16.27          2.82         13.56         16.27         13.56
 $25 - $65        9.13          5.55         38.23          9.04         38.11
 $65 - $95       19.73          8.50         71.39           .82         71.97

Shares exercisable at December 31, 2000, were 26.1 million (1999 - 29.9 million shares, 1998 - 35.8 million shares).

As noted above, the number of shares ultimately issued pursuant to the performance award program is dependent upon the earnings achieved during the
vesting period.   Pursuant to this plan, approximately 1.2 million shares, 2.2 million shares, and 1.5 million shares were issued in 2000, 1999, and 1998, respectively. At December 31, 2000, plan participants had the right to receive up to 4.1 million additional shares (reduced to the extent necessary to satisfy payroll tax withholdings), contingent upon earnings achieved.

At December 31, 2000, additional options, performance awards, or restricted stock grants may be granted under the 1998 Lilly Stock Plan and the Lilly GlobalShares Stock Plan for not more than 32.8 million shares and 7.9 million shares, respectively.

Note 9:  Shareholders' Equity

Changes in certain components of shareholders' equity were as follows:

                                      Additional                          Deferred          Common Stock in Treasury
                                        Paid-in          Retained         Costs -      -----------------------------------
                                        Capital          Earnings           ESOP          Shares                Amount
                                                                                       (in thousands)
                                    --------------------------------------------------------------------------------------
Balance at January 1,1998........   $         -         $ 4,497.3         $(155.7)         1,000             $   109.5
Net income.......................                         2,097.9
Cash dividends
  declared per share:
  $.83...........................                          (908.9)
Retirement of treasury shares....      (2,035.2)                                         (29,010)             (2,053.3)
Purchase for treasury............                                                         28,350               2,005.8
Issuance of stock under
  employee stock plans...........         558.7                                              660                  47.5
ESOP transactions................          23.6                               8.8
Other............................           5.4             (10.0)                            (5)                 (0.5)
Reclassification.................       1,447.5          (1,447.5)
                                    ----------------------------------------------------------------------------------
Balance at December 31, 1998.....             -           4,228.8          (146.9)           995                 109.0
Net income.......................                         2,721.0
Cash dividends
  declared per share:
  $.95...........................                        (1,030.5)
Retirement of treasury shares....      (1,488.4)                                         (19,689)             (1,500.8)
Purchase for treasury............                                                         19,147               1,455.1
Issuance of stock under
  employee stock plans...........         530.6                                              542                  45.7
ESOP transactions................          20.8                               7.0
Other............................           3.3                                               (6)                 (0.7)
Reclassification.................         933.7            (933.7)
                                    ----------------------------------------------------------------------------------
Balance at December 31,1999......             -           4,985.6          (139.9)           989                 108.3
Net income.......................                         3,057.8
Cash dividends
  declared per share:
  $1.06..........................                        (1,158.4)
Retirement of treasury share.....      (1,117.6)                                         (15,256)             (1,126.9)
Purchase for treasury............                                                         14,794               1,089.8
Issuance of stock under
  employee stock plans...........         405.6                                              494                  39.8

Issuance of stock for
  employee benefit trust..........         2,610.0
ESOP transactions.................            16.7                               4.9
Other.............................            33.7              (0.2)                                 (14)           (1.5)
Reclassification..................           661.6            (661.6)
                                         --------------------------------------------------------------------------------
Balance at December 31, 2000......       $ 2,610.0         $ 6,223.2         $(135.0)               1,007       $   109.5
                                         ================================================================================

As shown above, the company completed $1.09 billion of its announced $3.0 billion share repurchase program in 2000. A $1.5 billion share repurchase program was completed in 1999. The company acquired approximately 14.8 million and 19.1 million shares in 2000 and 1999, respectively, pursuant to these programs.

In connection with the share repurchase program, the company has entered into agreements to purchase shares of the company's stock. As of December 31, 2000, the company has agreements to purchase up to approximately 4.0 million shares of company stock from an independent third party at various times through the expiration of the agreements in December 2002, at prices ranging from $83 to $100 per share. The number of shares to be purchased will be reduced ratably each quarter through the expiration of the agreements. In addition, as of December 31, 2000, written equity put options, purchased call options, and other derivative contracts, which provide for purchase of a total of approximately 4.6 million shares, remain outstanding at prices ranging from $69 to $98 per share with expiration dates ranging from February 2001 to November 2002. If the options are exercised, the contracts allow the company, at its option, to repurchase the shares for cash or deliver to the holder cash or shares for the difference between the contractual exercise price and the market price of the company's stock. The company's objective with the above agreements is to reduce the average price of repurchased shares.

During the second quarter of 2000, the company funded an employee benefit trust with 40 million shares of Lilly common stock to provide a source of funds to assist the company in meeting its obligations under various employee benefit plans. The funding had no net impact on shareholders' equity as the employee benefit trust is consolidated with the company. The cost basis of the shares held in the trust was $2.64 billion and is shown as a reduction in shareholders' equity, which offsets the resulting increases of $2.61 billion in additional paid-in capital and $25 million in common stock. Any dividend transactions between the company and the trust are eliminated. Stock held by the trust is not considered outstanding in the computation of earnings per share.

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

Note 10: Earnings per Share

The following is a reconciliation of the numerators and denominators used in computing earnings per share from continuing operations before extraordinary item:

                                                                          2000                1999                 1998
                                                              -------------------------------------------------------------
                                                                                   (Shares in thousands)
Income from continuing operations before
   extraordinary item available to
   common shareholders:

   Income from continuing operations
   before extraordinary item..................................          $  3,057.8          $  2,546.7           $  2,096.3

   Preferred stock dividends..................................                   -                (0.1)                (1.7)
                                                              -------------------------------------------------------------

   Income from continuing operations
   before extraordinary item available
   to common shareholders.....................................          $  3,057.8          $  2,546.6           $  2,094.6
                                                              =============================================================

Basic earnings per share:

   Weighted-average number of common
    shares outstanding, including
    incremental shares........................................           1,081,559           1,087,652            1,095,834
                                                              =============================================================

   Basic earnings per share from
    continuing operations before
    extraordinary item........................................          $     2.83          $     2.34           $     1.91
                                                              =============================================================

Diluted earnings per share:

   Weighted-average number of common
    shares outstanding........................................           1,081,409           1,087,368            1,095,537

   Stock options and other incremental
    shares....................................................              16,316              18,687               25,949
                                                              -------------------------------------------------------------

   Weighted-average number of common
    shares outstanding - diluted..............................           1,097,725           1,106,055            1,121,486
                                                              =============================================================

   Diluted earnings per share from
    continuing operations before
    extraordinary item........................................          $     2.79          $     2.30           $     1.87
                                                              =============================================================

Note 11:  Income Taxes

Following is the composition of income taxes attributable to continuing operations before extraordinary item:

                                                                          2000                1999                1998
                                                            ----------------------------------------------------------
Current:
   Federal................................................            $  928.4             $ 439.2             $ 322.1
   Foreign................................................               322.4               260.4               238.9
   State..................................................                (7.2)               (4.9)               (8.9)
                                                            ----------------------------------------------------------
                                                                       1,243.6               694.7               552.1
Deferred:
   Federal.................................................              (81.2)              104.0                36.3
   Foreign.................................................              (58.6)               22.4                 9.4
   State...................................................                0.9                 2.7                 9.6
                                                            ----------------------------------------------------------
                                                                        (138.9)              129.1                55.3

Utilization of capital loss carryforwards..................             (303.8)             (125.1)              (38.7)
                                                           -----------------------------------------------------------
Income taxes...............................................           $  800.9             $ 698.7             $ 568.7
                                                           ===========================================================

Significant components of the company's deferred tax assets and liabilities as of December 31 are as follows:

                                                                                     2000                      1999
                                                                  ---------------------------------------------------
Deferred tax assets:
   Tax credit carryforwards and
     carrybacks...................................................                $   734.5                 $   496.0
   Other carryforwards............................................                    450.4                     243.9
   Sale of intangibles............................................                    230.6                      76.5
   Capital loss carryforward......................................                    158.8                     561.7
   Compensation and benefits......................................                    109.0                     188.8
   Inventory......................................................                     70.2                     172.9
   Other..........................................................                    378.6                     300.4
                                                                  ---------------------------------------------------
                                                                                    2,132.1                   2,040.2

   Valuation allowances...........................................                   (408.0)                   (703.4)
                                                                  ---------------------------------------------------

      Total deferred tax assets...................................                  1,724.1                   1,336.8


Deferred tax liabilities:
   Property and equipment.........................................                   (527.7)                   (527.2)
   Prepaid employee benefits......................................                   (429.2)                   (257.4)
   Unremitted earnings............................................                   (182.0)                   (381.9)
   Other..........................................................                    (29.2)                    (65.1)
                                                                  ---------------------------------------------------
      Total deferred tax liabilities..............................                 (1,168.1)                 (1,231.6)
                                                                  ---------------------------------------------------

Deferred tax assets - net.........................................                $   556.0                 $   105.2
                                                                  ===================================================

At December 31, 2000, the company had capital loss and other carryforwards for income tax purposes of $694.7 million: $643.4 million will expire within five years and $43.9 million thereafter; $7.4 million of the carryforwards will never expire. The company also has tax credit carryforwards of $734.5 million available to reduce future income taxes: $495.1 million will expire within five years and $183.2 million thereafter; $56.2 million of the tax credit carryforwards will never expire.

As discussed in Note 4, the company sold its PCS health-care-management subsidiary in January 1999. As a consequence of the sale, the company recorded a deferred tax asset of $655.3 million for the tax capital loss that resulted from this transaction. A portion of this loss carryforward has been used; the remainder can be carried forward four more years. A valuation allowance was established for this asset due to the uncertain realization of the benefit.

Domestic and Puerto Rican companies contributed approximately 56 percent, 56 percent, and 60 percent in 2000, 1999, and 1998, respectively, to consolidated income from continuing operations before income taxes and extraordinary item. Unremitted earnings of foreign subsidiaries that have been, or are intended to be, permanently reinvested for continued use in foreign operations and that, if distributed, would result in taxes at approximately the U.S. statutory rate aggregated $5.2 billion at December 31, 2000. Cash payments of income taxes totaled $294.0 million, $252.0 million, and $273.0 million in 2000, 1999, and 1998, respectively.

Following is a reconciliation of the effective income tax rate applicable to income from continuing operations:

                                                        2000     1999     1998
                                                    --------------------------
United States federal statutory tax rate.........       35.0%    35.0%    35.0%
Add (deduct):
 International operations, including
   Puerto Rico...................................      (12.9)    (7.5)   (10.5)
 General business credits........................       (1.2)    (1.6)    (2.4)
 Sundry..........................................       (0.1)    (4.4)    (0.8)
                                                    --------------------------

Effective income tax rate........................       20.8%    21.5%    21.3%
                                                    ==========================

Note 12:  Retirement Benefits

The change in benefit obligation, change in plan assets, funded status, and amounts recognized in the consolidated balance sheets at December 31 for the company's defined benefit pension and retiree health benefit plans were as follows:

                                                               Defined Benefit
                                                                Pension Plans          Retiree Health Benefits
                                                            2000           1999          2000           1999
                                                            -----------------------------------------------------

Change in benefit obligation:
 Benefit obligation at
  beginning of year...............................          $3,004.4       $2,898.8       $ 687.6       $ 621.5
 Service cost.....................................             130.1          127.7          23.2          16.8
 Interest cost....................................             219.6          193.7          49.6          41.5
 Actuarial loss...................................             144.3           16.5          51.4          60.5
 Benefits paid....................................            (179.8)        (175.0)        (61.5)        (48.5)
 Foreign currency exchange rate
   changes and other adjustments..................              61.5          (57.3)          1.0          (4.2)
                                                            ---------------------------------------------------
 Benefit obligation at end of
  year............................................           3,380.1        3,004.4         751.3         687.6

Change in plan assets:
 Fair value of plan assets at
  beginning of year...............................           3,532.0        3,069.6         332.1         252.5
 Actual return on plan assets.....................             138.7          543.6         (16.4)         80.4
 Employer contribution............................             270.0          122.1          95.0          47.7
 Benefits paid....................................            (179.8)        (175.0)        (61.5)        (48.5)
 Foreign currency exchange rate
  changes and other adjustments...................             (28.8)         (28.3)            -             -
                                                            ---------------------------------------------------
 Fair value of plan assets at end of year.........           3,732.1        3,532.0         349.2         332.1

Funded status.....................................             352.0          527.6        (402.1)       (355.5)
Unrecognized net actuarial (gain) loss............             298.8          (36.0)        317.1         240.9
Unrecognized prior service cost (benefit).........             227.2          119.3          (0.1)         (1.1)
Unrecognized net obligation at January 1, 1986....               1.7            2.0           1.8             -
                                                            ---------------------------------------------------
Net amount recognized.............................          $  879.7       $  612.9       $ (83.3)      $(115.7)
                                                            ===================================================

Amounts recognized in the
 consolidated balance sheet
 consisted of:
  Prepaid benefit cost............................          $1,032.5       $  741.1       $     -      $      -
  Accrued benefit liability.......................            (302.9)        (237.6)        (83.3)       (115.7)
  Intangible asset................................              41.1           34.0             -             -
  Accumulated other comprehensive income before
    income taxes..................................             109.0           75.4             -             -
                                                            ---------------------------------------------------
  Net amount recognized...........................          $  879.7       $  612.9       $ (83.3)      $(115.7)
                                                            ===================================================

                                                             Defined Benefit                 Retiree Health
                                                              Pension Plans                      Benefits
                                                            2000          1999              2000          1999
                                                            ---------------------------------------------------

(Percents)

Weighted-average assumptions
as of December 31:
Discount rate...................................                 7.4            7.4           7.5          7.5
Expected return on plan assets..................                10.5           10.5          10.5         10.5
Rate of compensation increase...................             3.5-8.0        3.5-8.0             -            -

Health-care-cost trend rates were assumed to increase at an annual rate of 6.5 percent in 2001 for participants under age 65, decreasing one-half percent to
6.0 percent in 2002 and thereafter. For participants over age 65, the rate was assumed to increase 6.0 percent in 2001 and thereafter.

The projected benefit obligation, accumulated benefit obligation, and fair value of the plan assets for the defined benefit pension plans with projected benefit obligations in excess of plan assets were $736.8 million, $616.8 million, and $381.6 million, respectively, as of December 31, 2000, and $637.1 million, $539.0 million, and $364.5 million, respectively, as of December 31, 1999.

Net pension and retiree health benefit expense included the following components related to continuing operations:

                                                 Defined Benefit              Retiree Health
                                                  Pension Plans                  Benefits
                                              2000      1999      1998     2000     1999     1998
                                          --------------------------------------------------------
 Components of net periodic
   benefit cost:
  Service cost...........................  $ 130.1   $ 127.7   $ 112.9   $ 23.2   $ 16.8   $ 12.8
  Interest cost..........................    219.6     193.7     184.2     49.6     41.5     34.3
  Expected return on plan
    assets...............................   (341.0)   (295.1)   (277.1)   (30.1)   (24.2)   (23.0)
  Amortization of prior
    service cost (benefit)...............     16.9      11.5       9.7      0.1        -     (3.3)
  Recognized actuarial
    loss.................................      5.9       3.7       3.4     21.9     17.6      7.3
                                           ------------------------------------------------------
  Net periodic benefit
    cost.................................  $  31.5   $  41.5   $  33.1   $ 64.7   $ 51.7   $ 28.1
                                           ======================================================

The assumed health-care-cost trend rates have a significant effect on the amounts reported. If these trend rates were to be increased by one percentage point each future year, the December 31, 2000, accumulated postretirement benefit obligation would increase by 13 percent and the aggregate of the service cost and interest cost components of 2000 annual expense would increase by 15 percent. A one-percentage-point decrease in these rates would decrease the December 31, 2000, accumulated postretirement benefit obligation by 12 percent and the aggregate of the 2000 service cost and interest cost by 13 percent.

The company has defined contribution savings plans that cover its eligible employees worldwide. The purpose of these defined contribution plans is generally to provide additional financial security during retirement by providing employees with an incentive to make regular savings. Company contributions to the plan are based on employee contributions and the level of company match. Expenses under the plans related to continuing operations totaled $65.2 million, $56.4 million, and $50.3 million for the years 2000, 1999, and 1998, respectively.

The company provides certain other postemployment benefits primarily related to disability benefits and accrues for the related cost over the service lives of the employees. Expenses associated with these benefit plans in 2000, 1999, and 1998 were not significant.

Note 13: Contingencies

Barr Laboratories, Inc. (Barr), and Geneva Pharmaceuticals, Inc. (Geneva), have each submitted an Abbreviated New Drug Application (ANDA) seeking FDA approval to market generic forms of Prozac before the expiration of the company's patents. The ANDAs assert that two U.S. patents held by Lilly covering Prozac are invalid and unenforceable. The company filed suit against Barr and Geneva in federal court in Indianapolis seeking a ruling that Barr's challenge to Lilly's patents is without merit. In January 1999, the trial court granted summary judgment in favor of Lilly on two of the four claims raised by Barr and Geneva against Lilly's patents. That decision was appealed to the Court of Appeals for the Federal Circuit. Barr and Geneva dismissed their other two claims in exchange for a $4 million payment. On August 9, 2000, the Court of Appeals upheld the 2001 compound patent but held that the 2003 method of use patent was invalid. The company has filed a petition requesting a rehearing by the Court of Appeals.

Several other generic manufacturers have also filed ANDAs for generic forms of Prozac, challenging one or both of the patents. In late 1998, Zenith Goldline Pharmaceuticals, Inc.; Teva Pharmaceuticals USA (Teva); and Cheminor Drugs, Ltd., together with one of its subsidiaries (Cheminor), notified the company that they had filed ANDAs challenging the 2003 patent. Also in 1998, Novex Pharma, a division of Apotex, Inc., notified the company that it had filed an ANDA challenging both patents. In 1999, Cheminor notified the company that it had filed an ANDA for a different dosage form. In 2000, Barr and Teva both notified the company that they had filed additional ANDAs for the different dosage form, and Alphapharm Pty. Ltd. also notified the company that it had filed ANDAs for two dosage forms.

The company has filed lawsuits in the United States District Court of the Southern District of Indiana seeking rulings that all these challenges to the patent(s) are without merit. The cases are awaiting resolution of the petition for rehearing by the Court of Appeals in the original Barr case.

Assuming the Prozac patent ruling is not overturned, the company expects a very substantial decline in Prozac sales in the U.S. in the 12 months following the entry of generic fluoxetine in the U.S. market in August 2001. Prozac sales in the U.S. represent a significant portion of the company's overall sales, accounting for approximately 20 percent of the company's consolidated worldwide sales in 2000. The company believes that the Prozac patent litigation will not have a material adverse effect on the company's consolidated financial position or liquidity.

The company has been named as a defendant in numerous product liability lawsuits involving primarily two products, diethylstilbestrol (DES) and Prozac. The company has accrued for its estimated exposure with respect to all current product liability claims. In addition, the company has accrued for certain claims incurred, but not filed, to the extent the company can formulate a reasonable estimate of their costs. The company's estimates of these expenses are based primarily on historical claims experience and data regarding product usage. The company expects the cash amounts related to the accruals to be paid out over the next several years. The majority of costs associated with defending and disposing of these suits are covered by insurance. The company's estimate of insurance recoverables is based on existing deductibles, coverage limits, and the existing and projected future level of insolvencies among its insurance carriers.

Under the Comprehensive Environmental Response, Compensation, and Liability Act, commonly known as Superfund, the company has been designated as one of several potentially responsible parties with respect to fewer than 10 sites. Under Superfund, each responsible party may be jointly and severally liable for the entire amount of the cleanup. The company also continues remediation of certain of its own sites. The company has accrued for estimated Superfund cleanup costs, remediation, and certain other environmental matters, taking into account, as applicable, available information regarding site conditions, potential cleanup methods, estimated costs, and the extent to which other parties can be expected to contribute to payment of those costs. The company has reached a settlement with its primary liability insurance carrier and certain excess carriers providing for coverage for certain environmental liabilities. Litigation seeking coverage from certain other excess carriers is ongoing.

The environmental liabilities and litigation accruals have been reflected in the company's consolidated balance sheet at the gross amount of approximately $138.9 million at December 31, 2000. Estimated insurance recoverables of approximately $74.1 million at December 31, 2000, have been reflected as assets in the consolidated balance sheet.

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

While it is not possible to predict or determine the outcome of the patent, product liability, or other legal actions brought against the company or the ultimate cost of environmental matters, the company believes that, except as noted above with respect to the Prozac patent litigation, the costs associated with all such matters will not have a material adverse effect on its consolidated financial position or liquidity but could possibly be material to the consolidated results of operations in any one accounting period.

Note 14: Other Comprehensive Income

The accumulated balances related to each component of other comprehensive income were as follows:

                                                                             Minimum      Accumulated
                                        Foreign            Unrealized        Pension         Other
                                        Currency          Gains (Losses)     Liability   Comprehensive
                                      Translation         on Securities     Adjustment       Income
                                      ----------------------------------------------------------------------
Beginning balance at
  January 1, 2000....................       $(375.6)        $ 20.1           $(50.9)        $(406.4)
Other comprehensive
  income (loss)......................        (170.7)         (12.3)           (21.8)         (204.8)
                                       ---------------------------------------------------------------------
Balance at
  December 31, 2000..................       $(546.3)        $  7.8           $(72.7)        $(611.2)
                                       =====================================================================

The amounts above are net of income taxes. The income taxes related to other comprehensive income were not significant as income taxes were generally not provided for foreign currency translation.

The unrealized gains (losses) on securities is net of reclassification adjustments of $43.9 million, $8.5 million, and $4.8 million, net of tax, in 2000, 1999, and 1998, respectively, for realized gains and losses on sales of securities included in net income.

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

January 29, 2001

Report of Independent Auditors

Board of Directors and Shareholders
Eli Lilly and Company



We have audited the accompanying consolidated balance sheets of Eli Lilly and Company and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of income, cash flows, and comprehensive income for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Eli Lilly and Company and subsidiaries at December 31, 2000 and 1999, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.


Ernst & Young LLP


Indianapolis, Indiana

January 29, 2001

Appendix to Exhibit 13

                    Graphs in Annual Report to Shareholders
                     for the Year Ended December 31, 2000

Set forth below, converted to tabular format, are the graphs contained in the paper format of the Company's Annual Report to Shareholders that are contained in Exhibit 13.

Graph #1--Net Sales

($ millions)


           Class             Amount
-------------------------------------
Prozac/Sarafem              $2,573.7
Zyprexa                      2,349.5
Humulin                      1,114.5
Gemzar                         559.3
Evista                         521.5
ReoPro                         418.1
Humalog                        350.2
Axid                           321.4
Humatrope                      300.7
Ceclor                         285.4
Actos                          223.0
Vancocin                       205.0

In total, 12 products, spanning various therapeutic classes, had annual revenues in excess of $200 million.

Graph #2--Lilly's Decreasing Dependency on Prozac
          (Percentages represent the Prozac share of total net sales)

   Year          Percent
-----------------------------
   1996            34%
   1997            32%
   1998            30%
   1999            26%
   2000            24%

Through strong growth of newer products, Lilly is consistently lessening its reliance on sales of Prozac. In 2000, Prozac (including Sarafem) accounted for 24 percent of Lilly's total net sales, down from 34 percent in 1996.

Graph #3--Revenue Growth of Newer Products

($ millions; growth percentages represent change from 1999)

                               Percent Change
    Product       Amount         from 1999
----------------------------------------------
     Zyprexa       $465           25%
     Evista         195           60%
     Actos          185           489%
     Humalog        126           56%
     Gemzar         104           23%

Five of the company's newer products - Zyprexa, Evista, Actos, Humalog, and Gemzar - generated $4.0 billion in revenues in 2000. These newer products and ReoPro now represent 41 percent of total net sales compared with 34 percent in 1999 and 26 percent in 1998. During the fourth quarter of 2000, Zyprexa became the company's top selling product.

Graph #4--Gross Margin

(as a percent of total net sales)

    Year           Amount
----------------------------
    1996           73.2%
    1997           75.6%
    1998           78.2%
    1999           79.0%
    2000           81.1%

In 2000, gross margin improved by 2.1 percentage points, primarily due to favorable changes in product mix and, to a lesser extent, increased production volume. This continuous improvement in gross margin has enabled the company to aggressively fund investments in research and development, sales, and marketing.

Graph #5--Research and Development

($ millions)

    Year          Amount
--------------------------------------
    1996          $1,189.5
    1997           1,370.2
    1998           1,738.9
    1999           1,783.6
    2000           2,018.5

Worldwide research and development expenditures increased 13 percent in 2000 in support of the company's strong pipeline. Research and development expenditures represented 19 percent of total net sales in 2000 compared with 18 percent in 1999. The late-stage pipeline includes 10 new products for a wide range of serious, unmet medical needs that are expected to be launched during the period from 2001 to 2004.

Graph #6--Capital Expenditures

($ millions)

    Year           Amount
-----------------------------
    1996           $443.9
    1997            366.3
    1998            419.9
    1999            528.3
    2000            677.9

Capital expenditures increased 28 percent from the 1999 level, primarily due to the increased support of various manufacturing and research initiatives and related infrastructure. The company expects near-term capital expenditures to increase from 2000 levels due to continuing investment in research and manufacturing capacity to support its growing portfolio.

Graph #7--Dividends Paid per Share

(dollars)

    Year        Amount
------------------------
    1996        $0.685
    1997         0.740
    1998         0.800
    1999         0.920
    2000         1.040

Dividends paid during 2000 increased 13 percent over 1999. The year 2000 became the 33rd consecutive year in which dividends were increased. The continued earnings growth in 2000 enabled the company to declare a first-quarter 2001 dividend of $.28 per share, an 8 percent increase over 2000. The increase reflects the company's continued commitment to delivering shareholder value.

Graph #8--Economic Value Added

($ millions)

    Year          Amount
--------------------------------------
    1996          $  460
    1997             751
    1998           1,429
    1999           1,584
    2000           1,776

In 2000, Lilly's Economic Valued Added (EVA) was $1.8 billion, an increase of 12 percent, reflecting the company's commitment to effective asset management and focus on earnings growth in order to deliver shareholder value.