Form 10-K405, Exhibit 13
period 2001-12-31
LILLY ELI & CO
filed 2002-03-28
CIK 59478

EXHIBIT 13.
Appendix to Exhibit 13
Deferred Compensation Plan, as amended
EVA Bonus Plan, as amended
Computation of Ratio of Earnings
Annual Report to Shareholders
List of Subsidiaries
Consent of Independent Auditors
Cautionary Statement

EXHIBIT 13. ANNUAL REPORT TO SHAREHOLDERS FOR THE YEAR
                        ENDED DECEMBER 31, 2001

REVIEW OF OPERATIONS

OPERATING RESULTS– 2001

SUMMARY

Net income was $2.78 billion, or $2.55 per share, in 2001 and $3.06 billion, or $2.79 per share, in 2000. Comparisons between 2001 and 2000 are made difficult by the impact of several unusual items that are reflected in the company’s operating results for both years. Excluding these unusual items, which are discussed further below, net income for 2001 and 2000 would have been $3.01 billion, or $2.76 per share, and $2.90 billion, or $2.65 per share, respectively. This represents an increase in net income and earnings per share of 4 percent. The 2001 increases are attributed to growth in sales, offset, in part, by operating expenses (as defined below) increasing at a rate greater than sales growth.

UNUSUAL ITEMS

As noted above, several unusual items are reflected in the company’s operating results for 2001 and 2000. These transactions are summarized as follows (see Notes 3, 4, and 7 to the consolidated financial statements for additional information).

2001

•	Pretax charges of $190.5 million for acquired in-process research and development related to collaboration arrangements with Isis Pharmaceuticals, Inc. (Isis); Minnesota Mining and Manufacturing Company (3M); and Bioprojet, Société Civile de Recherche (Bioprojet), in the third and fourth quarters of 2001, which decreased earnings per share by approximately $.05 in the third quarter and $.06 in the fourth quarter of 2001

•	Pretax charges of $121.4 million associated with asset impairments and other site charges in the third quarter of 2001 due to actions taken as a result of the recent assessment of the company’s worldwide manufacturing capacity, which decreased earnings per share by approximately $.07 in the third quarter of 2001

•	An extraordinary charge of $45.2 million ($29.4 million net of income taxes) from the repurchase of higher interest rate debt in the third and fourth quarters of 2001, which decreased earnings per share by approximately $.02 in the third quarter and $.01 in the fourth quarter of 2001

2000

•	A gain of $214.4 million on the sale of the company’s interest in Kinetra LLC to WebMD Corporation (WebMD) and the subsequent sale of WebMD stock, which increased earnings per share by approximately $.20 in the first quarter of 2000

•	Approximately $91 million in additional product sales in 1999 as a result of year-2000-related wholesaler buying that normally would have been realized during the first quarter of 2000, which increased earnings per share by approximately $.06 in the fourth quarter of 1999 and reduced earnings per share by the same amount in the first quarter of 2000

SALES

The company’s reported worldwide sales for 2001 increased 6 percent, to $11.54 billion. Worldwide sales for 1999 included approximately $91 million of sales relating to year-2000 wholesaler buying that normally would have been recognized in 2000. Adjusting for the impact of year-2000 wholesaler buying, sales growth for 2001 would have been 5 percent. Sales growth was led by Zyprexa, a treatment for schizophrenia and related psychoses; diabetes care products; Gemzar, an oncolytic product; and Evista, an osteoporosis treatment and prevention agent. Sales in the U.S. increased 5 percent, to $7.36 billion. Sales outside the U.S. increased 8 percent, to $4.18 billion. Both worldwide and U.S. sales growth was offset, in part, by decreased sales of Prozac, an antidepressant, and anti-infectives. The decrease in Prozac sales was primarily due to the entrance of generic fluoxetine in the U.S. market in early August 2001. Excluding Prozac, the company’s worldwide and U.S. sales increased 17 percent and 22 percent, respectively. Worldwide sales reflected volume growth of 8 percent and a 1 percent increase in global selling prices, partially offset by a 2 percent decrease in exchange rates. (Percentages do not add due to rounding.)

Zyprexa had worldwide sales of $3.09 billion in 2001, representing an increase of 31 percent. Sales in the U.S. increased 29 percent, to $2.18 billion. Zyprexa’s sales continued to experience strong growth in the face of an additional competitive product in the U.S. Sales outside the U.S. increased 38 percent, to $910.5 million, benefiting, in part, from the launch of Zyprexa in Japan during the second quarter of 2001.

Diabetes care products, composed primarily of Humulin®, the company’s biosynthetic human insulin; Humalog, the company’s insulin analog; and Actos, an oral agent for the treatment of type 2 diabetes, had worldwide revenues of $2.13 billion in 2001, representing an increase of 21 percent. Diabetes care revenues in the U.S. increased 27 percent, to $1.37 billion. Diabetes care revenues outside the U.S. increased 12 percent, to $764.8 million. Humulin had worldwide sales of $1.06 billion, representing a decrease of 5 percent due to the continued shift by patients to Humalog and Humalog mixture products and to increased competition. Humulin sales in the U.S. decreased 6 percent, to $578.5 million. Humulin sales outside the U.S. decreased 3 percent, to $482.2 million. Humalog had worldwide sales of $627.8 million, representing an increase of 79 percent. The company received service revenues of $360.6 million in 2001, an increase of 62 percent, relating to sales of Actos. Actos is manufactured and sold in the U.S. by Takeda Chemical Industries, Ltd., and is copromoted by Takeda and the company.

Prozac, Prozac Weekly, and Sarafem™, a treatment for premenstrual dysphoric disorder (collectively “fluoxetine product(s)”) had combined worldwide sales of $1.99 billion, representing a decrease of 23 percent. This full-year result included a 66 percent decline in the fourth quarter of 2001. Fluoxetine product sales in the U.S. decreased 26 percent, to $1.66 billion, primarily due to generic competition for Prozac beginning in early August 2001. Fluoxetine product sales outside the U.S. decreased 3 percent, to $330.1 million, primarily due to continuing generic competition. For additional information on the expected financial impact of generic competition, see the “Financial Expectations for 2002 and 2003” section.

Gemzar had worldwide sales of $722.9 million in 2001, representing an increase of 29 percent. Sales in the U.S. increased 32 percent, to $417.4 million. Sales outside the U.S. increased 26 percent, to $305.5 million.

Evista had worldwide sales of $664.8 million in 2001, representing an increase of 27 percent. Sales in the U.S. increased 21 percent, to $526.1 million. U.S. sales growth slowed in the second half of the year primarily due to increased competition. Sales outside the U.S. increased 58 percent, to $138.7 million, primarily due to the launch of Evista as a treatment for postmenopausal osteoporosis in a number of European countries during the second quarter of 2000.

ReoPro® had worldwide sales of $431.4 million in 2001, representing an increase of 3 percent. Sales in the U.S. decreased 1 percent, to $312.3 million, due to continued competition. Sales outside the U.S. increased 16 percent, to $119.1 million.

At the end of November 2001, the company received approval from the U.S. Food and Drug Administration (FDA) and launched Xigris™, a treatment for adult severe sepsis patients at high risk of death. Initial Xigris sales were $21.2 million in 2001.

Anti-infectives had worldwide sales of $749.5 million in 2001, representing a decrease of 16 percent, due to continuing competitive pressures. Cefaclor and Keflex® accounted for the majority of the decline. Sales in the U.S. of anti-infectives decreased 32 percent, to $128.9 million. Sales outside the U.S. decreased 12 percent, to $620.6 million.

Animal health products had worldwide sales of $686.1 million in 2001, representing an increase of 3 percent. Sales in the U.S. increased 5 percent, to $323.2 million. Sales outside the U.S. remained flat at $362.9 million.

The company’s payments under federally mandated Medicaid rebate programs reduced 2001 sales by approximately $475.0 million compared with approximately $464.0 million in 2000.

GROSS MARGIN, COSTS, AND EXPENSES

The 2001 gross margin improved to 81.3 percent of sales compared with 81.1 percent for 2000. This increase was attributed primarily to favorable changes in product mix due to growth in sales of higher margin products, such as Zyprexa, Gemzar, Evista, and diabetes care products. The decline in sales of Prozac, also a higher margin product, partially offset these gross margin increases.

Operating expenses (the aggregate of research and development and marketing and administrative expenses) increased 8 percent in 2001. Investment in research and development expenses increased 11 percent, to $2.24 billion, as the company continued to invest in its promising product pipeline. Marketing and administrative expenses increased 6 percent. Expansion of the worldwide sales force and increased marketing efforts in support of the company’s growth products and upcoming product launches offset a slight decline in administrative expenses. The growth rates of both research and development expenses and marketing and administrative expenses were diminished by reduced incentive compensation expenses resulting from lower growth in earnings.

During 2001, the company recorded $190.5 million for acquired in-process research and development charges related to collaboration arrangements with Isis, 3M, and Bioprojet. The compounds acquired in these collaboration agreements are in the development phase and no alternative future uses were identified.

Net other income for 2001 was $280.7 million, an increase of $12.8 million, excluding the gain on the sale of Kinetra LLC in 2000. The increase was primarily due to an increase in interest income.

The company’s effective tax rate for 2001 was 20.9 percent compared with 20.8 percent for 2000. Excluding the unusual items discussed previously, the effective tax rate was 22.0 percent for both years. See Note 11 to the consolidated financial statements for additional information.

OPERATING RESULTS – 2000

SUMMARY

Net income was $3.06 billion, or $2.79 per share, in 2000 and $2.72 billion, or $2.46 per share, in 1999. Comparisons between 2000 and 1999 are made difficult by the impact of several unusual items that are reflected in the company’s operating results for both years. Excluding these unusual items, which are discussed further below, net income for 2000 and 1999 would have been $2.90 billion, or $2.65 per share, and $2.52 billion, or $2.28 per share, respectively. This represents an increase in net income and earnings per share of 15 percent and 16 percent, respectively. The 2000 increases are attributed to growth in sales, improved gross margin, and increased interest income, offset by increases in operating expenses at a rate greater than sales growth. Earnings per share also benefited from a decrease in the number of shares outstanding as a result of the share repurchase plan.

UNUSUAL ITEMS

As noted above, several unusual items are reflected in the company’s operating results for 2000 and 1999. The unusual items relating to 2000 are summarized under “Operating Results – 2001.” The 1999 unusual items are summarized as follows (see Notes 3, 4, 5, and 13 to the consolidated financial statements for additional information).

•	A pretax gain of $110.0 million in settlement of litigation with Biochimica Opos S.p.A., which increased earnings per share by approximately $.06 in the fourth quarter of 1999

•	A pretax charge of $26.0 million associated with the decommissioning of manufacturing facilities and other site charges, which decreased earnings per share by approximately $.02 in the fourth quarter of 1999

•	A pretax gain of $67.8 million on the sale of U.S. and Puerto Rican Lorabid® marketing rights, which increased earnings per share by approximately $.05 in the third quarter of 1999

•	A pretax gain of $165.6 million ($174.3 million net of an income tax benefit) on the sale of PCS, the company’s health-care-management subsidiary, which increased earnings per share by approximately $.16 in the first quarter of 1999

•	A pretax charge of $150.0 million as the result of a contribution to Eli Lilly and Company Foundation, which decreased earnings per share by approximately $.09 in the first quarter of 1999

•	A pretax charge of $61.4 million associated with the impairment of certain manufacturing assets, which decreased earnings per share by approximately $.04 in the first quarter of 1999

SALES

The company’s reported worldwide sales for 2000 increased 9 percent, to $10.86 billion. Worldwide sales for 1999 included approximately $91 million of sales relating to year-2000 wholesaler buying that normally would have been recognized in 2000. Adjusting for the impact of year-2000 wholesaler buying, sales growth for 2000 would have been 10 percent. Sales growth was led by Zyprexa, diabetes care products, Evista, and Gemzar. Sales in the U.S. increased 12 percent, to $7.00 billion. Sales outside the U.S. increased 2 percent, to $3.86 billion. Worldwide sales reflected volume growth of 11 percent, partially offset by a 2 percent decrease in exchange rates while prices remained flat.

Fluoxetine products had combined worldwide sales of $2.57 billion, representing a decrease of 2 percent. Sales in the U.S. increased 7 percent, to $2.23 billion. The U.S. sales comparison benefited, in part, from wholesaler inventory reductions in 1999. Fluoxetine product sales outside the U.S. decreased 35 percent, to $341.0 million, primarily due to continuing generic competition in the U.K.

Zyprexa had worldwide sales of $2.35 billion in 2000, representing an increase of 25 percent. Sales in the U.S. increased 23 percent, to $1.69 billion. Sales in 2000 benefited from the FDA approval of Zyprexa for the treatment of acute mania associated with bipolar disorder in the first quarter of 2000. Sales outside the U.S. increased 28 percent, to $659.3 million.

Diabetes care products, composed primarily of Humulin, Humalog, and Actos, had worldwide revenues of $1.76 billion in 2000, representing an increase of 22 percent. Diabetes care revenues in the U.S. increased 21 percent, to $1.08 billion. Diabetes care revenues outside the U.S. increased 22 percent, to $685.8 million. Humulin had worldwide sales of $1.11 billion, representing an increase of 2 percent. Humulin sales in the U.S. decreased 6 percent, to $617.4 million, largely as a result of patients shifting to Humalog and Humalog mixture products. Humulin sales outside the U.S. increased 15 percent, to $497.0 million. Humalog had worldwide sales of $350.2 million, representing an increase of 56 percent. Sales of Humalog benefited from the U.S. launch of Humalog Mix75/25™ Pen in the first quarter of 2000. The company received service revenues of $223.0 million in 2000 relating to sales of Actos.

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

Anti-infectives had worldwide sales of $894.3 million in 2000, representing a decrease of 13 percent, due to continuing competitive pressures. Cefaclor and Lorabid accounted for the majority of the decline. Sales in the U.S. decreased 12 percent, to $189.4 million. Sales outside the U.S. decreased 13 percent, to $704.9 million.

Animal health products had worldwide sales of $668.5 million in 2000, representing an increase of 6 percent. Sales in the U.S. increased 8 percent, to $307.5 million. Sales outside the U.S. increased 5 percent, to $360.9 million. The increases were balanced across the product line.

The company’s payments under federally mandated Medicaid rebate programs reduced 2000 sales by approximately $464.0 million compared with approximately $352.5 million in 1999.

GROSS MARGIN, COSTS, AND EXPENSES

The 2000 gross margin improved to 81.1 percent of sales compared with 79.0 percent for 1999. This increase was attributed primarily to favorable changes in product mix due to growth in sales of newer products and, to a lesser extent, increased production volume.

Operating expenses increased 16 percent in 2000. Research and development expenses increased 13 percent, to $2.02 billion, as the company continued to invest in both the early and late stages of its internal product pipeline and external collaborations. Marketing and administrative expenses increased 17 percent primarily due to sales force expansions and increased marketing efforts to support the company’s newer products.

Net other income for 2000 was $267.9 million, an increase of $142.8 million, excluding the gain on the sale of Kinetra LLC, the gains from the litigation settlement, the sale of Lorabid marketing rights, and a charge for the contribution to Eli Lilly and Company Foundation in 1999. The increase was primarily due to an increase in interest income.

The company’s effective tax rate for 2000 was 20.8 percent compared with 21.5 percent for 1999. Excluding the unusual items discussed previously, the effective tax rate for both 2000 and 1999 was 22.0 percent. See Note 11 to the consolidated financial statements for additional information.

FINANCIAL CONDITION

As of December 31, 2001, cash, cash equivalents, and short-term investments totaled approximately $3.73 billion compared with $4.62 billion at December 31, 2000. The decrease in cash was primarily due to cash generated from operations and from issuances of debt being more than offset by the purchase of investments, dividends paid, share repurchases, and capital expenditures. The company acquired approximately 7.2 million shares, for approximately $595.8 million, during 2001 pursuant to its previously announced $3 billion share repurchase program. The company has now completed $1.41 billion of purchases in connection with that program.

Total debt at December 31, 2001, was $3.42 billion, an increase of $600.4 million, primarily due to the issuance of $250 million of one-year resettable notes in March 2001, $250 million of 30-year debt in May 2001, $400 million of five-year notes in July 2001, and $249.5 million of seven-year debt in November 2001. This issuance of debt was partially offset by the repurchase of $401.2 million of higher interest rate debt, which resulted in an extraordinary charge of $45.2 million ($29.4 million net of income taxes), and additional repayment of short-term debt.

Capital expenditures of $884.0 million during 2001 were $206.1 million more than in 2000 as the company continued to invest in manufacturing and research and development initiatives and related infrastructure. The company expects near-term capital expenditures to increase significantly from 2001 levels.

Dividends of $1.12 per share were paid in 2001, an increase of 8 percent from the $1.04 per share paid in 2000. In the fourth quarter of 2001, effective for the first-quarter dividend in 2002, the quarterly dividend was increased to $.31 per share (11 percent increase), resulting in an indicated annual rate for 2002 of $1.24 per share. The year 2001 was the 117th consecutive year in which the company made dividend payments and the 34th consecutive year in which dividends have been increased.

The company believes that cash generated from operations, along with available cash and cash equivalents, will be sufficient to fund most of the company’s operating needs, including debt service, share repurchases, capital expenditures, and dividends in 2002. The company will issue additional debt in 2002 to fund the remaining cash requirements. The company believes that, if necessary, amounts available through existing commercial paper programs should be adequate to fund maturities of short-term borrowings. The company’s commercial paper program is also currently backed by $2.03 billion of committed bank credit facilities. Various risks and uncertainties, including those discussed in the “Other Matters” and “Financial Expectations for 2002 and 2003” sections, may affect the company’s operating results and cash generated from operations.

In the normal course of business, operations of the company are exposed to fluctuations in interest rates and currency values. These fluctuations can vary the costs of financing, investing, and operating. The company addresses a portion of these risks through a controlled program of risk management that includes the use of derivative financial instruments. The objective of controlling these risks is to limit the impact on earnings of fluctuations in interest and currency exchange rates. All derivative activities are for purposes other than trading.

The company’s primary interest rate risk exposure results from changes in short-term U.S. dollar interest rates. In an effort to manage interest rate exposures, the company strives to achieve an acceptable balance between fixed and floating rate debt positions and may enter into interest rate derivatives to help maintain that balance. Based on the company’s overall interest rate exposure at December 31, 2001 and 2000, including derivatives and other interest rate risk-sensitive instruments, a hypothetical 10 percent change in interest rates applied to the fair value of the instruments as of December 31, 2001 and 2000, respectively, would have no material impact on earnings, cash flows, or fair values of interest rate risk-sensitive instruments over a one-year period.

The company’s foreign currency risk exposure results from fluctuating currency exchange rates, primarily the strengthening of the U.S. dollar against the Japanese yen and the euro. The company faces transactional currency exposures that arise when its foreign subsidiaries (or the company itself) enter into transactions, generally on an intercompany basis, denominated in currencies other than their local currency. The company also faces currency exposure that arises from translating the results of its global operations to the U.S. dollar at exchange rates that have fluctuated from the beginning of the period. The company uses forward contracts and purchased options to manage its foreign currency exposures. Company policy outlines the minimum and maximum hedge coverage of such exposures. Gains and losses on these derivative positions offset, in part, the impact of currency fluctuations on the existing assets, liabilities, commitments, and anticipated revenues. Considering the company’s derivative financial instruments outstanding at December 31, 2001 and 2000, a hypothetical 10 percent change in exchange rates (primarily against the U.S. dollar) as of December 31, 2001 and 2000, respectively, would have no material impact on earnings, cash flows, or fair values of foreign currency rate risk-sensitive instruments over a one-year period. These calculations do not reflect the impact of the exchange gains or losses on the underlying positions that would be offset, in part, by the results of the derivative instruments.

CRITICAL ACCOUNTING POLICIES

To understand the company’s financial statements, it is important to understand its accounting policies. In preparing the financial statements in accordance with generally accepted accounting principles (GAAP), management must often make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses, and related disclosures at the date of the financial statements and during the reporting period. Some of those judgments can be subjective and complex, and consequently actual results could differ from those estimates. For any given individual estimate or assumption made by the company, there may also be other estimates or assumptions that are reasonable; however, the company believes that given current facts and circumstances, it is unlikely that applying any such other reasonable judgment would cause a material adverse effect on the company’s consolidated results of operations, financial position, or liquidity for the periods presented in this report.

The company’s most critical accounting policies include sales rebates and discounts and their impact on revenue recognition; licensing arrangements, including milestone recognition and acquired in-process research and development; product litigation liabilities; pension benefit costs; recoverability of deferred tax assets; and other contingencies.

Sales rebate and discount accruals, the largest of which relates to Medicaid rebates, are established in the same period the related sales are recorded and are included in other current liabilities. The accruals are based on estimates of the proportion of sales that will be subject to rebates and discounts. A 5 percent change in the Medicaid rebate accrual assumptions would lead to an approximate $9 million effect on the statement of operations before income taxes (Note 1).

Licensing milestone income is recorded in other income and recognized upon the occurrence of the event requiring the milestone payment (Note 1).

Acquired in-process research and development costs are recognized at the time of acquisition if the regulatory agency has not yet approved the acquired technology or compound and there is no alternative future use. Licensing milestone expense is generally recognized when the event requiring payment of the milestone occurs (Notes 1 and 3).

Product litigation liabilities and other contingencies are based upon judgments and probabilities. Due in part to the insurance coverage currently in effect, a reasonable change in product litigation liability assumptions would not have a material effect on consolidated results of operations (Note 13).

Pension benefit costs include assumptions for the discount rate, expected return on plan assets, and the health-care-cost trend rates. See Note 12 for a discussion of these assumptions and how a change in these assumptions could affect the company’s results of operations.

The company has recorded valuation allowances related to deferred tax assets primarily from net operating loss carryforwards. The company has not assumed future taxable income or tax planning strategies in the jurisdictions associated with these carryforwards. Implementation of tax planning strategies in these jurisdictions could lead to additional income recognition. If it were determined that 5 percent of these carryforwards currently reserved for could be utilized, the company would recognize approximately $17 million additional net income (Notes 1 and 11).

OTHER MATTERS

In mid-2001, Lilly ICOS LLC, a joint venture between ICOS Corporation and the company, submitted to the FDA a New Drug Application (NDA) for Cialis to treat erectile dysfunction.

In the fourth quarter of 2001, the company filed with the FDA an NDA for the use of atomoxetine, a treatment for attention-deficit hyperactivity disorder (ADHD) in children, adolescents, and adults. If approved for use, atomoxetine would be the first nonstimulant and the first new type of medication for the treatment of ADHD in more than 30 years.

Also in the fourth quarter of 2001, the company submitted to the FDA an NDA for duloxetine for the treatment of depression. Clinical trials suggest that duloxetine’s clinical profile may enable it to address a number of unmet medical needs in the antidepressant market.

On March 29, 2001, the company received an approvable letter from the FDA for Zyprexa IntraMuscular for the treatment of agitation associated with schizophrenia, bipolar mania, and dementia. Approval is contingent upon successful completion of manufacturing inspections. On October 6, 2001, the company received an approvable letter from the FDA for the use of Fortéo in postmenopausal women and men with osteoporosis. Approval is contingent upon labeling negotiations, agreement on measures to ensure appropriate use of the product, and successful completion of manufacturing inspections.

As a result of preapproval plant inspections for those two products in early 2001, the FDA informed the company of a number of observations and issued the company a warning letter regarding its adherence to current Good Manufacturing Practices (cGMP) regulations. In response, the company has been implementing comprehensive, companywide improvements in its manufacturing operations. In November 2001, following a reinspection of the manufacturing facilities for Zyprexa IntraMuscular and Fortéo, the FDA noted additional observations, primarily relating to computer system validation, manufacturing process reviews, and data handling. The company has responded to the FDA relative to these observations and has met with agency officials to discuss its plans to address the issues raised. Approval of new products, including Zyprexa IntraMuscular, Fortéo, and others in the near-term pipeline, such as Cialis, atomoxetine, and duloxetine for depression, will depend on resolution of all manufacturing issues to the agency’s satisfaction. The timeline for resolution of these issues is difficult to predict. A manufacturer subject to a warning letter that fails to correct cGMP deficiencies to the agency’s satisfaction could be subject to interruption of production, delays in NDA approvals, recalls, seizures, fines, and other penalties.

In the U.S., many pharmaceutical products are subject to increasing pricing pressures, which could be significantly affected by the current national debate over Medicare reform as well as by actions by individual states to reduce pharmaceutical costs for Medicaid and other programs. Many proposals now being considered at the federal and state levels and, in some cases, implemented at the state level, may result in government agencies demanding discounts from pharmaceutical companies that may expressly or implicitly create price controls on prescription drugs. In addition, managed care organizations, institutions, and other government agencies continue to seek price discounts. International operations are also generally subject to extensive price and market regulations. As a result, it is expected that pressures on pharmaceutical pricing will continue.

FINANCIAL EXPECTATIONS FOR 2002 AND 2003

As noted previously, in early August 2001, generic fluoxetine was introduced in the U.S. market. As a result, sales of Prozac have experienced a very steep decline and further declines are expected beginning in February 2002 when the number of generic sellers of fluoxetine is no longer restricted under the federal Hatch-Waxman Act of 1984. Prozac sales in the U.S. have historically represented a significant portion of the company’s overall sales, accounting for approximately 20 percent in 2000. While the Prozac decline is expected to significantly affect results of operations for the 12 months following August 2001, its impact on the company’s consolidated financial position or liquidity is not expected to be material due to the growth of the company’s newer products including Zyprexa, Humalog, Gemzar, Evista, Actos, and Xigris.

The company currently expects low-to-mid single-digit sales growth for 2002. Several key products are expected to contribute to this growth, including Zyprexa, Gemzar, Evista, diabetes care products, and Xigris. Growth in all these products is anticipated to more than offset the decline of Prozac sales and anti-infectives. The company also plans a number of new-product approvals, including Fortéo, Cialis, atomoxetine, and duloxetine for depression, and the introduction of a new formulation, Zyprexa IntraMuscular.

Gross margins as a percent of sales are expected to decline in 2002 approximately 1 percentage point as a result of the decline in Prozac sales. The company anticipates marketing and administrative expenses will grow at least in the mid-single digits. Research and development expenses are expected to grow in the low-single digits. Nonoperating income is expected to contribute approximately $100 million in 2002. The effective tax rate is expected to remain at approximately 22 percent for the full year, absent unusual items.

As a result of the above, excluding any unusual items, the company anticipates earnings per share for 2002 to be in the range of $2.70 to $2.80. The company continues to expect a decline in earnings per share for the first half of 2002 followed by a return to earnings growth for the second half. For the first quarter of 2002, excluding unusual items, the company expects earnings per share to be in the range of $.56 to $.58. For 2003, the company is targeting high-teen earnings-per-share growth, excluding unusual items.

Actual results could differ materially and will depend on, among other things, the timing, number of entrants, and pricing strategies of generic fluoxetine competitors; the continuing growth of the company’s other currently marketed products; developments with competitive products; the timing and scope of regulatory approvals, including the necessary FDA approvals of manufacturing operations in connection with pending NDAs; the timing and success of new-product launches; foreign exchange rates; and the impact of state, federal, and foreign government pricing and reimbursement measures. The company undertakes no duty to update these forward-looking statements.

LEGAL AND ENVIRONMENTAL MATTERS

In February 2001, the company was notified that Zenith Goldline Pharmaceuticals, Inc. (“Zenith”), had submitted an Abbreviated New Drug Application (ANDA) under the federal Hatch-Waxman Act of 1984 seeking permission to market a generic version of Zyprexa in various dosage forms prior to the expiration of the company’s U.S. patents for the product, alleging that the patents are invalid or not infringed. On April 2, 2001, the company filed suit against Zenith in federal district court in Indianapolis seeking a ruling that Zenith’s challenge to the U.S. compound patent (expiring in 2011) is without merit. In May 2001, the company was notified that Dr. Reddy’s Laboratories Ltd. (“Reddy”) had also filed an ANDA covering two dosage forms, alleging that the patents are invalid or not infringed. On June 26, 2001, the company filed suit against Reddy in federal district court in Indianapolis seeking a ruling that Reddy’s patent challenge is without merit. In January 2002, the company was notified that Reddy had supplemented its ANDA to include the remaining dosage forms. The company believes that the generic manufacturers’ patent claims are without merit and expects to prevail in this litigation. However, it is not possible to predict or determine the outcome of this litigation and accordingly there can be no assurance that the company will prevail. An unfavorable outcome could have a material adverse impact on the company’s consolidated results of operations, liquidity, and financial position.

Several generic manufacturers filed ANDAs for generic forms of Prozac in various dosage forms, challenging the company’s patents under the Hatch-Waxman Act. On May 30, 2001, the Court of Appeals for the Federal Circuit held that the company’s 2003 method of use patent was invalid. Generic fluoxetine entered the U.S. market in early August 2001. On January 14, 2002, the U.S. Supreme Court denied a petition filed by the company seeking review of the decision, bringing the litigation to a close.

The company is a defendant in numerous product liability suits involving primarily two products, diethylstilbestrol (DES) and Prozac. See Note 13 to the consolidated financial statements for further information on those matters.

The company’s worldwide operations are subject to complex and changing environmental and health and safety laws and regulations, which will continue to require capital investment and operational expenses. The company has also been designated a potentially responsible party with respect to fewer than 10 sites under the federal environmental law commonly known as Superfund. For more information on those matters, see Note 13 to the consolidated financial statements.

The company is nearing completion of an examination by the Internal Revenue Service (IRS) for tax years 1996 and 1997. Discussions between the company and the IRS are currently under way related to one remaining issue.

While it is not possible to predict or determine the outcome of the patent, product liability, or other legal actions brought against the company or the ultimate cost of environmental matters or the resolution of the examination by the IRS, the company believes that, except as noted above with respect to the patent litigation, the costs associated with all such matters will not have a material adverse effect on its consolidated financial position or liquidity but could possibly be material to the consolidated results of operations in any one accounting period.

PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 —
A CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, the company cautions investors that any forward-looking statements or projections made by the company, including those made in this document, are based on management’s expectations at the time they are made, but they are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Economic, competitive, governmental, technological, and other factors that may affect the company’s operations and prospects are discussed above and in Exhibit 99 to the company’s most recent report on Forms 10-Q and 10-K filed with the Securities and Exchange Commission.

Consolidated Statements of Income
ELI LILLY AND COMPANY AND SUBSIDIARIES
(Dollars in millions, except per-share data)

Year Ended December 31	2001	2000	1999

Net sales	$11,542.5	$10,862.2	$10,002.9

Cost of sales	2,160.2	2,055.7	2,098.0

Research and development	2,235.1	2,018.5	1,783.6

Marketing and administrative	3,417.4	3,228.3	2,757.6

Acquired in-process research and development (Note 3)	190.5	—	—

Asset impairment and other site charges (Note 4)	121.4	—	87.4

Interest expense	146.5	182.3	183.8

Other income—net	(280.7)	(481.3)	(152.9)

	7,990.4	7,003.5	6,757.5

Income from continuing operations before income taxes and extraordinary item	3,552.1	3,858.7	3,245.4

Income taxes (Note 11)	742.7	800.9	698.7

Income from continuing operations before extraordinary item	2,809.4	3,057.8	2,546.7

Income from discontinued operations, net of tax (Note 5)	—	—	174.3

Extraordinary item, net of tax (Note 7)	(29.4)	—	—

Net income	$2,780.0	$3,057.8	$2,721.0

Earnings per share – basic (Note 10) Income from continuing operations before extraordinary item	$2.61	$2.83	$2.34

Income from discontinued operations	—	—	.16

Extraordinary item	(.03)	—	—

Net income	$2.58	$2.83	$2.50

Earnings per share – diluted (Note 10) Income from continuing operations before extraordinary item	$2.58	$2.79	$2.30

Income from discontinued operations	—	—	.16

Extraordinary item	(.03)	—	—

Net income	$2.55	$2.79	$2.46

See notes to consolidated financial statements.

Consolidated Balance Sheets
ELI LILLY AND COMPANY AND SUBSIDIARIES
(Dollars in millions)

December 31	2001	2000

Assets Current Assets Cash and cash equivalents	$2,702.3	$4,114.9

Short-term investments	1,028.7	503.3

Accounts receivable, net of allowances of $88.5 (2001) and $115.3 (2000)	1,406.2	1,630.7

Other receivables	289.0	335.4

Inventories	1,060.2	883.1

Deferred income taxes (Note 11)	223.3	269.5

Prepaid expenses	229.2	206.1

Total current assets	6,938.9	7,943.0

Other Assets Prepaid pension (Note 12)	1,102.8	1,032.5

Investments	2,710.9	395.7

Sundry	1,149.1	1,143.0

	4,962.8	2,571.2

Property and Equipment	4,532.4	4,176.6

	$16,434.1	$14,690.8

Consolidated Balance Sheets
ELI LILLY AND COMPANY AND SUBSIDIARIES
(Dollars in millions) – Con’t.

December 31	2001	2000

Liabilities and Shareholders’ Equity

Current Liabilities

Short-term borrowings (Note 7)	$286.3	$184.3

Accounts payable	624.1	661.9

Employee compensation	381.9	468.3

Dividends payable	341.0	315.4

Income taxes payable (Note 11)	2,319.5	2,200.2

Other liabilities	1,250.2	1,130.6

Total current liabilities	5,203.0	4,960.7

Other Liabilities
Long-term debt (Note 7)	3,132.1	2,633.7

Other noncurrent liabilities	995.0	1,049.5

	4,127.1	3,683.2

Commitments and contingencies (Note 13)	—	—

Shareholders’ Equity (Notes 8 and 9)
Common stock – no par value Authorized shares: 3,200,000,000 Issued shares: 1,124,333,530 (2001) and 1,126,567,407 (2000)	702.7	704.4

Additional paid-in capital	2,610.0	2,610.0

Retained earnings	7,411.2	6,223.2

Employee benefit trust	(2,635.0)	(2,635.0)

Deferred costs – ESOP	(129.1)	(135.0)

Accumulated other comprehensive loss (Note 14)	(748.4)	(611.2)

	7,211.4	6,156.4

Less cost of common stock in treasury

2001 – 984,781 shares 2000 – 1,007,235 shares	107.4	109.5

	7,104.0	6,046.9

	$16,434.1	$14,690.8

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows
ELI LILLY AND COMPANY AND SUBSIDIARIES
(Dollars in millions)

Year Ended December 31	2001	2000	1999

Cash Flows From Operating Activities

Net income	$2,780.0	$3,057.8	$2,721.0

Adjustments To Reconcile Net Income to Cash Flows From Operating Activities

Depreciation and amortization	454.9	435.8	439.7

Change in deferred taxes	273.8	(442.7)	27.1

Gain on sale of Kinetra (2000) and PCS (1999), net of tax	—	(214.4)	(174.3)

Acquired in-process research and development, net of tax	123.8	—	—

Asset impairment and other site charges, net of tax	78.9	—	58.1

Other, net	27.6	117.3	96.6

	3,739.0	2,953.8	3,168.2

Changes in operating assets and liabilities
Receivables – (increase) decrease	167.5	(165.4)	(179.0)

Inventories – (increase) decrease	(184.2)	9.8	16.9

Other assets – increase	(81.1)	(210.5)	(88.8)

Accounts payable and other liabilities – increase (decrease)	20.4	1,143.8	(174.9)

	(77.4)	777.7	(425.8)

Net Cash Provided by Operating Activities	3,661.6	3,731.5	2,742.4

Cash Flows From Investing Activities
Purchase of property and equipment	(884.0)	(677.9)	(528.3)

Disposals of property and equipment	31.6	5.1	78.3

Proceeds from sale of investments	319.0	983.9	216.1

Purchase of investments	(3,061.7)	(1,233.2)	(162.8)

Purchase of in-process research and development	(159.6)	—	—

Proceeds from sale of PCS	—	—	1,600.0

Other, net	(210.1)	(134.4)	(116.6)

Net Cash Provided by (Used in) Investing Activities	(3,964.8)	(1,056.5)	1,086.7

Cash Flows From Financing Activities

Dividends paid	(1,207.2)	(1,126.0)	(1,000.5)

Purchase of common stock and other capital transactions	(545.7)	(1,052.8)	(1,453.0)

Issuances under stock plans	109.5	178.4	187.5

Net change in short-term borrowings	102.0	(203.0)	(139.4)

Proceeds from issuance of long-term debt	901.3	1.1	843.5

Repayments of long-term debt	(408.6)	(27.2)	(13.5)

Net Cash Used for Financing Activities	(1,048.7)	(2,229.5)	(1,575.4)

Effect of exchange rate changes on cash	(60.7)	(31.0)	(49.0)

Net increase (decrease) in cash and cash equivalents	(1,412.6)	414.5	2,204.7

Cash and cash equivalents at beginning of year	4,114.9	3,700.4	1,495.7

Cash and cash equivalents at end of year	$2,702.3	$4,114.9	$3,700.4

See notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income
ELI LILLY AND COMPANY AND SUBSIDIARIES
(Dollars in millions)

Year Ended December 31	2001	2000	1999

Net income	$2,780.0	$3,057.8	$2,721.0

Other comprehensive income (loss)

Foreign currency translation adjustments	(83.8)	(170.7)	(177.7)

Net unrealized gains (losses) on securities (Note 14)	47.7	(20.5)	27.8

Minimum pension liability adjustment	(95.6)	(33.6)	(26.7)

Effective portion of cash flow hedges	(42.0)	—	—

Other comprehensive loss before income taxes	(173.7)	(224.8)	(176.6)

Provision for income taxes related to other comprehensive loss items	36.5	20.0	—

Other comprehensive loss	(137.2)	(204.8)	(176.6)

Comprehensive income	$2,642.8	$2,853.0	$2,544.4

See notes to consolidated financial statements.

Segment Information
ELI LILLY AND COMPANY AND SUBSIDIARIES
(Dollars in millions)

The company operates in one significant business segment – pharmaceutical products. Operations of the animal health business segment are not material and share many of the same economic and operating characteristics as pharmaceutical products. Therefore, they are included with pharmaceutical products for purposes of segment reporting.

Year Ended December 31	2001	2000	1999

Net sales – to unaffiliated customers

Neurosciences	$5,328.2	$5,157.6	$4,729.3

Endocrinology	3,103.5	2,583.5	2,075.5

Anti-infectives	749.5	894.3	1,022.3

Oncology	739.1	580.5	486.1

Animal health	686.1	668.5	627.8

Cardiovascular	593.4	587.9	637.6

Other pharmaceutical	342.7	389.9	424.3

Net sales	$11,542.5	$10,862.2	$10,002.9

Geographic Information

Net sales – to unaffiliated customers[1]

United States	$7,364.3	$7,002.9	$6,226.4

Western Europe	1,953.1	1,773.9	1,888.0

Other foreign countries	2,225.1	2,085.4	1,888.5

	$11,542.5	$10,862.2	$10,002.9

Long-lived assets

United States	$4,015.4	$3,621.0	$3,416.8

Western Europe	767.9	735.3	744.2

Other foreign countries	519.6	472.1	470.3

	$5,302.9	$4,828.4	$4,631.3

[1]	Net sales are attributed to the countries based on the location of the subsidiary making the sale.

The largest category of products is the neurosciences group, which includes Zyprexa, Prozac, Permax®, and Darvon®. Endocrinology products consist primarily of Humulin, Evista, Humalog, Actos, and Humatrope®. Anti-infectives include primarily Ceclor®, Vancocin®, Keflex, Nebcin®, and Lorabid®. Oncology products consist primarily of Gemzar. Animal health products include Tylan®, Rumensin®, Micotil®, Surmax®, Coban®, and other products for livestock and poultry. Cardiovascular products consist primarily of ReoPro, Xigris, and Dobutrex®. The other pharmaceutical product group includes primarily Axid® and other miscellaneous pharmaceutical products and services.

Most of the pharmaceutical products are distributed through wholesalers that serve physicians and other health care professionals, pharmacies, and hospitals. In 2001, the company’s three largest wholesalers each accounted for between 19 percent and 23 percent of consolidated net sales. Further, they each accounted for between 11 percent and 14 percent of accounts receivable as of December 31, 2001. Animal health products are sold primarily to wholesale distributors.

The company’s business segments are distinguished by the ultimate end user of the product: humans or animals. Performance is evaluated based on profit or loss from operations before income taxes. The accounting policies of the individual segments are substantially the same as those described in the summary of significant accounting policies in Note 1 to the consolidated financial statements. Income before taxes for the animal health business was approximately $204 million, $180 million, and $165 million in 2001, 2000, and 1999, respectively.

The assets of the animal health business are intermixed with those of the pharmaceutical products business and are not separately determinable. Long-lived assets disclosed above consist of property and equipment and certain sundry assets.

The company is exposed to the risk of changes in social, political, and economic conditions inherent in foreign operations, and the company’s results of operations and the value of its foreign assets are affected by fluctuations in foreign currency exchange rates.

Selected Quarterly Data (unaudited)
ELI LILLY AND COMPANY AND SUBSIDIARIES
(Dollars in millions, except per-share data)

2001	Fourth		Third		Second		First

Net sales	$2,828.9		$2,874.4		$3,033.5		$2,805.7

Cost of sales	566.7		549.0		522.2		522.3

Operating expenses	1,472.6		1,431.9		1,463.6		1,284.4

Acquired in-process research and development	100.0		90.5		—		—

Asset impairment and other site charges	—		121.4		—		—

Other income – net	(51.7)		(33.7)		(13.4)		(35.4)

Income before income taxes and extraordinary item	741.3		715.3		1,061.1		1,034.4

Net income	575.4	[1]	570.1	[1]	827.7		806.8

Earnings per share – basic	.5	3.5		3.7		7.7		5

Earnings per share – diluted	.5	3.5		2.7		6.7		4

Dividends paid per share	.2	8.2		8.2		8.2		8

Common stock prices High	83.6	0	83.3	7	87.4	7	90.2	3

Low	74.7	3	73.6	5	73.1	5	71.8	3

2000	Fourth		Third		Second		First

Net sales	$2,977.7		$2,811.9		$2,621.5		$2,451.1

Cost of sales	565.2		490.1		491.7		508.7

Operating expenses	1,489.4		1,306.4		1,304.2		1,146.8

Other (income) expense – net	(60.6)		17.0		(28.5)		(226.9)

Income before income taxes	983.7		998.4		854.1		1,022.5

Net income	767.3		778.8		666.2		845.5

Earnings per share – basic	.7	1.7		2.6		2.7		8

Earnings per share – diluted	.7	0.7		1.6		1.7		7

Dividends paid per share	.2	6.2		6.2		6.2		6

Common stock prices High	94.5	0	108.2	4	101.3	3	70.8	6

Low	80.6	4	67.1	8	64.1	3	54.3	4

    The company’s common stock is listed on the New York, London, Tokyo, and other stock exchanges.

[1]	Extraordinary charges of $12.8 million and $16.6 million, net of a $6.8 million and $9.0 million income tax benefit, were recognized as a result of debt repurchased during the fourth quarter and third quarter of 2001, respectively.

Selected Financial Data (unaudited)
ELI LILLY AND COMPANY AND SUBSIDIARIES
(Dollars in millions, except per-share data)

	2001	2000	1999	1998	1997

Operations

Net sales	$11,542.5	$10,862.2	$10,002.9	$9,236.8	$7,987.7

Research and development	2,235.1	2,018.5	1,783.6	1,738.9	1,370.2

Other costs and expenses	5,755.3	4,985.0	4,973.9	4,832.9	4,348.2

Gain on sale of DowElanco	—	—	—	—	(631.8)

Income from continuing operations before taxes and extraordinary item	3,552.1	3,858.7	3,245.4	2,665.0	2,901.1

Income taxes	742.7	800.9	698.7	568.7	885.2

Income from:

Continuing operations before extraordinary item	2,809.4	3,057.8	2,546.7	2,096.3	2,015.9

Discontinued operations	—	—	174.3	8.8	(2,401.0)

Net income (loss)	2,780.0 [2]	3,057.8	2,721.0	2,097.9 [2]	(385.1)

Income from continuing operations before extraordinary item as a percent of sales	24.3%	28.2%	25.5%	22.7%	25.2%

Per-share data – diluted:

Income (loss) from:

Continuing operations before extraordinary item	$2.58	$2.79	$2.30	$1.87	$1.78

Discontinued operations	—	—	.16	.01	(2.12)

Net income (loss)	2.55 [2]	2.79	2.46	1.87 [2]	(.34)

Dividends declared per share	1.15	1.06	.95	.83	.76

Weighted-average number of shares outstanding – diluted (thousands)	1,090,793	1,097,725	1,106,055	1,121,486	1,130,579

Financial Position

Current assets	$6,938.9	$7,943.0	$7,055.5	$5,406.8	$5,320.7

Current liabilities	5,203.0	4,960.7	3,935.4	4,607.2	4,191.6

Property and equipment – net	4,532.4	4,176.6	3,981.5	4,096.3	4,101.7

Total assets	16,434.1	14,690.8	12,825.2	12,595.5	12,577.4

Long-term debt	3,132.1	2,633.7	2,811.9	2,185.5	2,326.1

Shareholders’ equity	7,104.0	6,046.9	5,013.0	4,429.6	4,645.6

Supplementary Data[1]

Return on shareholders’ equity	42.7%	55.3%	53.9%	46.2%	37.5%

Return on assets	18.0%	22.9%	21.3%	17.0%	15.4%

Capital expenditures	$884.0	$677.9	$528.3	$419.9	$366.3

Depreciation and amortization	454.9	435.8	439.7	490.4	509.8

Effective tax rate	20.9%	20.8%	21.5%	21.3%	30.5%[3]

Number of employees	41,100	35,700	31,300	29,800	28,900

Number of shareholders of record	57,700	59,200	62,300	62,300	58,200

[1]	All supplementary financial data have been computed using income from continuing operations except for capital expenditures and depreciation and amortization, which include amounts from discontinued operations. The number of employees reflects continuing operations, including controlled joint ventures.
[2]	Reflects the impact of an extraordinary item in 2001 (see Note 7) and 1998.
[3]	Excluding the impacts of the unusual transactions reflected in 1997, the effective tax rate would have been 24.1 percent.

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

Cash equivalents: The company considers all highly liquid investments, generally with a maturity of three months or less, to be cash equivalents. The cost of these investments approximates fair value. If items meeting this definition are part of a larger investment pool, they are classified consistent with the classification of the pool.

Inventories: The company states all its inventories at the lower of cost or market. The company uses the last-in, first-out (LIFO) method for substantially all its inventories located in the continental United States, or approximately 51 percent of its total inventories. Other inventories are valued by the first-in, first-out (FIFO) method. Inventories at December 31 consisted of the following:

	2001	2000

Finished products	$315.1	$284.3

Work in process	489.6	380.6

Raw materials and supplies	264.9	230.1

	1,069.6	895.0

Reduction to LIFO cost	(9.4)	(11.9)

	$1,060.2	$883.1

Investments: Substantially all debt and marketable equity securities are classified as available-for-sale. Available-for-sale securities are carried at fair value with the unrealized gains and losses, net of tax, reported in other comprehensive income. Unrealized losses considered to be other than temporary are recognized in earnings currently. Factors the company considers in making this evaluation include near-term prospects of the issuer, the length of time the value has been depressed, and the financial condition of the industry. Realized gains and losses on sales of available-for-sale securities are computed based upon initial cost adjusted for any other-than-temporary declines in fair value. The company owns no investments that are considered to be trading securities.

Derivative financial instruments: The company’s derivative activities are initiated within the guidelines of documented corporate risk-management policies and do not create additional risk because gains and losses on derivative contracts offset losses and gains on the assets, liabilities, and transactions being hedged. As derivative contracts are initiated, the company designates the instruments individually as either a fair value hedge or a cash flow hedge. Management reviews the correlation and effectiveness of its derivatives on a periodic basis.

For derivative contracts that are designated and qualify as fair value hedges, the derivative instrument is marked to market with gains and losses recognized currently in income to offset the respective losses and gains recognized on the underlying exposure. For derivative contracts that are designated and qualify as cash flow hedges, the effective portion of gains and losses on these contracts is reported as a component of other comprehensive income and reclassified into earnings in the same period the hedged transaction affects earnings. Hedge ineffectiveness is immediately recognized in earnings. Derivative contracts that are not designated as hedging instruments are recorded at fair value with the gain or loss recognized in current earnings during the period of change.

The company enters into foreign currency forward and option contracts to reduce the effect of fluctuating currency exchange rates (principally the Japanese yen and the euro). Generally, foreign currency derivatives used for hedging are put in place using the same or like currencies and duration as the underlying exposures. Forward contracts are principally used to manage exposures arising from subsidiary trade and loan payables and receivables denominated in foreign currency. These contracts are recorded at fair value with the gain or loss recognized in current earnings. The purchased option contracts are used to hedge anticipated foreign currency transactions, primarily intercompany inventory activities expected to occur within the next year. These contracts are designated as cash flow hedges of those future transactions and the impact on earnings is included in cost of sales. The company may enter into foreign currency forward contracts and currency swaps as fair value hedges of firm commitments. Forward and option contracts generally have maturities not exceeding 12 months.

In the normal course of business, operations of the company are exposed to fluctuations in interest rates. These fluctuations can vary the costs of financing, investing, and operating. The company addresses a portion of these risks through a controlled program of risk management that includes the use of derivative financial instruments. The objective of controlling these risks is to limit the impact on earnings of fluctuations in interest rates. The company’s primary interest rate risk exposure results from changes in short-term U.S. dollar interest rates. In an effort to manage interest rate exposures, the company strives to achieve an acceptable balance between fixed and floating rate debt and investment positions and may enter into interest rate swaps or collars to help maintain that balance. Interest rate swaps or collars that convert the company’s fixed rate debt or investments to a floating rate are designated as fair value hedges of the underlying debt. Interest rate swaps or collars that convert floating rate debt or investments to a fixed rate are designated as cash flow hedges. Interest expense on the debt is adjusted to include the payments made or received under the swap agreements.

Goodwill and other intangibles: Goodwill and other intangibles arising from acquisitions and research alliances are amortized over their estimated useful lives, ranging from 5-25 years, using the straight-line method. Goodwill and other intangibles are reviewed to assess recoverability when impairment indicators are present. Assets are considered to be impaired and are written down to fair value if expected future operating cash flows of the related assets are less than their carrying amounts. Fair value is the present value of the expected future cash flows of the related assets using a discount rate commensurate with the risk involved. Assets are grouped at the lowest level for which there are identifiable cash flows for purposes of impairment testing. Goodwill and other intangibles and the related allowances for amortization were $191.3 million and $98.2 million, respectively, at December 31, 2001, and $233.2 million and $117.8 million, respectively, at December 31, 2000, and are included in sundry assets in the consolidated balance sheets. Upon adoption of Statement of Financial Accounting Standards (SFAS) 142, “Goodwill and Other Intangible Assets,” effective in January 2002, amortization of goodwill and those intangible assets identified as having an indefinite life will cease. See Note 2 for additional information.

Property and equipment: Property and equipment is stated on the basis of cost. Provisions for depreciation of buildings and equipment are computed generally by the straight-line method at rates based on their estimated useful lives (generally 12 to 50 years for buildings and 5 to 18 years for equipment).

At December 31, property and equipment consisted of the following:

	2001	2000

Land	$99.8	$103.5

Buildings	2,593.1	2,395.1

Equipment	4,776.8	4,638.5

Construction in progress	945.7	647.6

	8,415.4	7,784.7

Less allowances for depreciation	3,883.0	3,608.1

	$4,532.4	$4,176.6

Depreciation expense related to continuing operations for 2001, 2000, and 1999 was $414.9 million, $393.5 million, and $406.7 million, respectively. Approximately $61.5 million, $43.1 million, and $29.0 million of interest costs were capitalized as part of property and equipment in 2001, 2000, and 1999, respectively. Total rental expense for all leases related to continuing operations, including contingent rentals (not material), amounted to approximately $207.1 million, $172.3 million, and $154.9 million for 2001, 2000, and 1999, respectively. Capital leases included in property and equipment in the consolidated balance sheets, capital lease obligations entered into, and future minimum rental commitments are not material.

Revenue recognition: Revenue from sales of products is recognized at the time title of goods passes to the buyer and the buyer assumes the risks and rewards of ownership. This is generally at the time products are shipped to the customer. Provisions for discounts and rebates to customers are established in the same period the related sales are recorded and are included in other current liabilities. Revenue from copromotion services is recognized at the time the copromotion partner records sales. Income received from milestone payments is recorded in other income and is recognized upon the occurrence of the event requiring the milestone payment.

Acquired in-process research and development: The cost of directly acquiring assets to be used in the research and development process that have not yet received regulatory approval for marketing and for which no alternative future use has been identified is expensed as incurred. Licensing milestone expense is generally recognized when the event requiring payment of the milestone occurs.

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

Note 2: Implementation of New Financial Accounting Pronouncements

The company adopted SFAS 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended on January 1, 2001. The statement requires the company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. Hedge ineffectiveness, the amount by which the change in the value of a hedge does not exactly offset the change in the value of the hedged item, will be immediately recognized in earnings. The adoption of SFAS 133 on January 1, 2001, did not have a material effect on the consolidated results of operations or financial position of the company, as it increased other income by less than $1 million and decreased other comprehensive income by approximately $15 million.

In 2001, the Financial Accounting Standards Board (FASB) issued SFAS 141, “Business Combinations,” and SFAS 142, “Goodwill and Other Intangible Assets.” SFAS 141 applies to all business combinations with a closing date after June 30, 2001, and effectively eliminates the pooling-of-interests method of accounting and further clarifies the recognition of intangible assets separately from goodwill.

SFAS 142 applies to all acquired intangible assets. Upon adoption, goodwill and other identifiable intangible assets with an indefinite useful life will not be amortized but are required to be tested for impairment at least annually. Identifiable intangible assets will be amortized when their useful life is determined to no longer be indefinite. The company will adopt this statement effective as of January 1, 2002, and does not expect that this statement will have a material impact on its consolidated financial position or results of operations.

In 2001, the FASB issued SFAS 143, “Accounting for Asset Retirement Obligations.” SFAS 143 requires companies to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred, which is adjusted to its present value each period. In addition, the companies must capitalize a corresponding amount by increasing the carrying amount of the related long-lived asset, which is depreciated over the useful life of the related asset. The company will adopt SFAS 143 on January 1, 2003, and does not expect that this statement will have a material impact on its consolidated financial position or results of operations.

In 2001, the FASB issued SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” SFAS 144 significantly changes the criteria that would have to be met to classify an asset as held-for-sale. This statement also requires expected future operating losses from discontinued operations to be recorded in the period in which the losses are incurred (rather than as of the date management commits to a formal plan to dispose of a segment as presently required). In addition, more dispositions will qualify for discontinued operations treatment in the income statement. The company will adopt SFAS 144 effective as of January 1, 2002, and does not expect that this statement will have a material impact on its consolidated financial position or results of operations.

Note 3: Collaborations and Dispositions

In 2001, the company entered into significant collaboration arrangements with three companies. In August, the company licensed Isis Pharmaceuticals, Inc.’s non-small-cell lung cancer drug candidate and entered into an agreement regarding an ongoing research collaboration. In September, the company entered into a collaboration with Bioprojet, Société Civile de Recherche to jointly develop and commercialize a vasopeptidase inhibitor (fasidotril) for hypertension and chronic heart failure. In October, the company entered into a collaboration with Minnesota Mining and Manufacturing Company to jointly develop and commercialize an immune response modifier (resiquimod) for various forms of herpes. These compounds are in the development phase (late Phase II / early Phase III clinical trials) and no alternative future uses were identified. As with many late Phase II / early Phase III compounds, launch of the products, if successful, is not expected in the near term. The company’s charge for acquired in-process research and development expense related to these arrangements totaled $190.5 million.

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

During 1999, the company recognized a pretax gain of $67.8 million on the sale of the U.S. and Puerto Rican marketing rights of the antibiotic Lorabid to King Pharmaceuticals, Inc. The gain has been included in other income in the consolidated statements of income. The company has an opportunity to receive additional payments if certain sales performance milestones are achieved.

Note 4: Asset Impairment and Other Site Charges

The company periodically assesses its worldwide manufacturing capacity to maximize the efficiency of its worldwide manufacturing operations. As a result of this strategic review, the company recognized asset impairments and other site charges totaling $121.4 million in the third quarter of 2001. The charges principally consist of impairments of facilities and equipment that are expected to be disposed of or destroyed in 2002, termination of third-party manufacturing arrangements, and a plant closure in Taiwan. The impairment charges were necessary to adjust the carrying value of certain manufacturing assets to fair value. The fair value of the assets was estimated based upon anticipated future cash flows, discounted at a rate commensurate with the risk involved. Approximately $18 million of this charge was for severance-related costs, which are expected to be fully expended by the end of the second quarter of 2002.

The company recognized asset impairments and other site charges totaling $87.4 million in 1999. The impairment charges were necessary to adjust the carrying value of certain manufacturing assets to fair value. Approximately $75.0 million of these charges were related to the decommissioning of manufacturing buildings and the related equipment, which resulted from the consolidation of certain manufacturing processes. The company plans to continue ownership of the vacated buildings although no planned future uses have been identified. The fair values of the facilities were estimated based upon anticipated future cash flows, discounted at a rate commensurate with the risk involved.

Note 5: Discontinued Operations

In January 1999, the company sold PCS, its health-care-management subsidiary, to Rite Aid Corporation for $1.6 billion in cash. The transaction generated a gain of $174.3 million ($.16 per share), net of $8.7 million tax benefit, in the first quarter of 1999.

Note 6: Financial Instruments

Financial instruments that potentially subject the company to credit risk consist principally of trade receivables and interest-bearing investments. Wholesale distributors of life-sciences products and managed care organizations account for a substantial portion of trade receivables; collateral is generally not required. The risk associated with this concentration is mitigated by the company’s ongoing credit review procedures. The company places substantially all its interest-bearing investments with major financial institutions, in U.S. government securities, or with top-rated corporate issuers. In accordance with documented corporate policies, the company limits the amount of credit exposure to any one financial institution. The company is exposed to credit-related losses in the event of nonperformance by counterparties to financial instruments, but it does not expect any counterparties to fail to meet their obligations given their high credit ratings.

Fair Value of Financial Instruments

A summary of the company’s outstanding financial instruments at December 31 follows:

	2001		2000

	Carrying		Carrying
	Amount	Fair Value	Amount	Fair Value

Short-term investments

Debt securities	$1,028.7	$1,028.7	$503.3	$504.3

Noncurrent investments

Marketable equity	179.6	179.6	79.8	90.1

Debt securities	1,983.7	1,984.1	266.2	271.2

Nonmarketable equity	12.7	12.7	7.5	7.5

Long-term debt, including

current portion	3,144.3	3,258.1	2,796.6	2,861.7

The company determines fair values based on quoted market values where available or discounted cash flow analyses (principally long-term debt). The fair values of nonmarketable equity securities, which represent either equity investments in start-up technology companies or partnerships that invest in start-up technology companies, are estimated based on the fair value information provided by these ventures. The fair value and carrying amount of risk-management instruments were not material at December 31, 2001 and 2000. In addition to the financial instruments above, the company has an equity method investment in an investment company with a carrying amount of $500.6 million at December 31, 2001. Approximately $2.1 billion of the company’s debt securities mature within five years.

At December 31, 2001 and 2000, the gross unrealized holding gains on available-for-sale securities were $65.6 million and $24.3 million, respectively, and the gross unrealized holding losses were $8.5 million and $14.9 million, respectively. The proceeds from sales of available-for-sale securities totaled $262.1 million, $773.8 million, and $56.2 million in 2001, 2000, and 1999, respectively. Purchases of available-for-sale securities were $3.23 billion, $443.0 million, and negligible in 2001, 2000, and 1999, respectively. Realized gains on sales of available-for-sale securities were $14.1 million, $71.6 million, and $25.0 million in 2001, 2000, and 1999, respectively. Realized losses on sales of available-for-sale securities were $0.1 million, $16.5 million, and negligible in 2001, 2000, and 1999, respectively. The net adjustment to unrealized gains and losses on available-for-sale securities increased (decreased) other comprehensive income by $34.3 million, ($12.3) million, and $18.6 million in 2001, 2000, and 1999, respectively.

During the year ended December 31, 2001, net losses related to ineffectiveness and net losses related to the portion of fair value and cash flow hedging instruments excluded from the assessment of effectiveness were not material.

The company expects to reclassify approximately $21.6 million of pretax net gains on cash flow hedges from accumulated other comprehensive loss to earnings during 2002.

Note 7: Borrowings

Long-term debt at December 31 consisted of the following:

	2001	2000

6.57 to 7.13 percent notes (due 2016-2036)	$787.4	$1,000.0

5.50 to 8.38 percent notes (due 2001-2006)	711.4	650.0

Floating rate capital securities (due 2029)	525.0	525.0

Floating rate bonds (due 2008-2031)	505.0	—

8.38 percent eurodollar bonds (due 2005)	150.0	150.0

Resettable coupon capital securities (due 2029)	300.0	300.0

6.55 percent ESOP debentures (due 2017)	96.6	97.6

Other, including capitalized leases	68.9	74.0

	3,144.3	2,796.6

Less current portion	12.2	162.9

	$3,132.1	$2,633.7

In May 2001, the company issued $250 million of 30-year floating rate bonds. The variable interest rate is at LIBOR (1.97 percent at December 31, 2001) for the first three years and will adjust every six months after the first three years to reflect the company’s six-month credit spread. The interest accumulates over the life of the bonds and is payable upon maturity. The company has an option to begin periodic interest payments any time after the first three years. At the time of option exercise, the company would owe all previously accrued interest on the bonds. In addition, in 2001, the company issued $400.0 million of 5.50 percent notes due July 2006 and $249.5 million of floating rate bonds due October 2008.

In 1999, the company issued $525.0 million floating rate capital securities and $300.0 million adjustable rate capital securities. These capital securities are subordinated to the notes, bonds, and debentures listed above. The floating rate capital securities pay cumulative interest at an annual rate equal to LIBOR plus a predetermined spread, reset quarterly. The rates at December 31, 2001 and 2000, were 3.41 percent and 7.95 percent, respectively. The securities may be redeemed any time on or after August 5, 2004, for a defined redemption price. The resettable coupon capital securities pay cumulative interest at an annual rate of 7.72 percent until August 1, 2004. At this date and every fifth anniversary thereafter, the interest rate will be reset equal to the weekly average interest rate of U.S. treasury securities having an index maturity of five years for the week immediately preceding the reset date plus a predetermined spread. The securities may be redeemed on August 1, 2004, and anytime thereafter for a defined redemption price.

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

In 2001, the company repurchased $188.6 million of 8.38 percent notes due in 2006, $14.0 million of 6.77 percent notes due in 2036, and $198.6 million of 7.13 percent notes due in 2025. As a result of this debt repurchase, the company recognized an extraordinary charge of $29.4 million, net of a $15.8 million income tax benefit.

The aggregate amounts of maturities on long-term debt for the next five years are as follows: 2002, $12.2 million; 2003, $211.2 million; 2004, $8.4 million; 2005, $156.4 million; and 2006, $514.1 million.

At December 31, 2001 and 2000, short-term borrowings included $274.1 million and $21.4 million, respectively, of notes payable to banks. Included in short-term borrowings are $250 million of 4.25 percent one-year resettable notes issued in March 2001. The notes have a final maturity of 10 years. Annually, the notes will be remarketed or redeemed by the company at the option of the underwriter. At December 31, 2001, unused committed lines of credit totaled approximately $2.02 billion. Compensating balances and commitment fees are not material, and there are no conditions that are probable of occurring under which the lines may be withdrawn.

The company has converted substantially all fixed rate debt to floating rates through the use of interest rate swaps.

Cash payments of interest on borrowings totaled $133.7 million, $195.9 million, and $170.6 million in 2001, 2000, and 1999, respectively.

Note 8: Stock Plans

Stock options are granted to employees at exercise prices equal to the fair market value of the company’s stock at the dates of grant. Generally, options vest 100 percent 3 years from the grant date and have a term of 10 years. Performance awards are granted to officers and key employees and are payable in shares of the company’s common stock. The number of performance award shares actually issued varies depending upon the achievement of certain earnings targets. In general, performance awards vest 100 percent at the end of the second fiscal year following the grant date.

The company issued a grant under the GlobalShares program in both 2001 and 1999. Essentially all employees were given an option to buy 125 shares in the 2001 grant and 100 shares in the 1999 grant of the company’s stock at a price equal to the fair market value of the company’s stock on the date of the grant. Options to purchase approximately 4.3 million and 2.8 million shares were granted as part of the program in 2001 and 1999, respectively. Individual grants generally become exercisable on or after the third anniversary of the grant date and have a term of 10 years.

In the fourth quarter of 2000, the company changed the timing of the annual option grant to management from the fourth quarter to the first quarter of the following year. This resulted in a reduction in options granted in 2000. The company also issued a special stock option grant in 2001 to global management and all employees in the U.S. and Puerto Rico. This option grant was designed to retain and motivate employees affected by the compensation changes due to the Prozac patent expiration. Options to purchase approximately 10.0 million shares were granted as part of this program at a price equal to the fair market value on the date of the grant. Approximately 7.3 million of these options vest in 2002 with the remainder vesting in 2003.

The company has elected to follow Accounting Principles Board (APB) Opinion 25, “Accounting for Stock Issued to Employees,” and related interpretations in accounting for its stock options and performance awards. Under APB 25, because the exercise price of the company’s employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized. Total compensation expense for stock-based performance awards reflected in income on a pretax basis was $13.9 million, $88.3 million, and $117.1 million in 2001, 2000, and 1999, respectively. However, SFAS 123, “Accounting for Stock-Based Compensation,” requires presentation of pro forma information as if the company had accounted for its employee stock options and performance awards under the fair value method of that statement. For purposes of pro forma disclosure, the estimated fair value of the options and performance awards at the date of the grant is amortized to expense over the vesting period. Under the fair value method, the company’s net income and earnings per share would have been as follows:

	2001		2000		1999

Net income	$2,569.6		$2,969.3		$2,639.6

Earnings per share – diluted	2.3	6	2.7	0	2.3	9

The weighted-average per-share fair value of the individual options and performance awards granted during 2001, 2000, and 1999 were as follows on the date of grant:

	2001	2000	1999

Employee stock options	$26.59	$29.25	$20.27

Performance awards	78.86	93.06	66.50

The fair values of the options were determined using a Black-Scholes option-pricing model with the following assumptions:

	2001	2000	1999

Dividend yield	1.80%	2.26%	2.73%

Volatility	33.10%	32.70%	25.20%

Risk-free interest rate	4.58%	5.02%	6.15%

Forfeiture rate	0	0	0

Expected life	7 years	7 years	7 years

Stock option activity during 1999-2001 is summarized below:

	Shares of
	Common Stock	Weighted-Average
	Attributable to Options	Exercise
	(in thousands)	Price of Options

Unexercised at January 1, 1999	52,953	$32.35

Granted	12,494	68.22

Exercised	(10,849)	19.04

Forfeited	(875)	50.46

Unexercised at December 31, 1999	53,723	43.08

Granted	1,315	86.75

Exercised	(9,242)	22.33

Forfeited	(671)	64.97

Unexercised at December 31, 2000	45,125	48.28

Granted	26,883	76.10

Exercised	(4,298)	26.72

Forfeited	(612)	71.20

Unexercised at December 31, 2001	67,098	60.60

The following table summarizes information concerning outstanding and exercisable options at December 31, 2001 (shares in millions, contractual life in years):

	Options Outstanding			Options Exercisable

		Weighted-
		Average	Weighted-		Weighted-
Range of		Remaining	Average		Average
Exercise	Number	Contractual	Exercise	Number	Exercise
Prices	Outstanding	Life	Price	Exercisable	Price

$10 - $25	13.11	2.86	18.62	13.11	18.62

$25 - $65	8.20	5.40	52.24	8.17	52.20

$65 - $70	9.13	7.79	66.38	.58	66.38

$70 - $75	24.52	8.38	74.09	13.31	74.19

$75 - $95	12.14	9.66	80.01	.01	82.13

Shares exercisable at December 31, 2001, 2000, and 1999 were 35.2 million, 26.1 million, and 29.9 million, respectively.

As noted above, the number of shares ultimately issued pursuant to the performance award program is dependent upon the earnings achieved during the vesting period. Pursuant to this plan, approximately 0.8 million shares, 1.2 million shares, and 2.2 million shares were issued in 2001, 2000, and 1999, respectively. At December 31, 2001, plan participants had the right to receive up to 2.1 million additional shares (reduced to the extent necessary to satisfy payroll tax withholdings), contingent upon earnings achieved.

At December 31, 2001, additional options, performance awards, or restricted stock grants may be granted under the 1998 Lilly Stock Plan and the Lilly GlobalShares Stock Plan for not more than 16.5 million shares and 2.0 million shares, respectively.

Note 9: Shareholders’ Equity

Changes in certain components of shareholders’ equity were as follows:

	Additional		Deferred	Common Stock in Treasury
	Paid-in	Retained	Costs –	Shares
	Capital	Earnings	ESOP	(in thousands)	Amount

Balance at

January 1, 1999	$—	$4,228.8	$(146.9)	995	$109.0

Net income		2,721.0

Cash dividends declared per share: $.95		(1,030.5)

Retirement of treasury shares	(1,488.4)			(19,689)	(1,500.8)

Purchase for treasury				19,147	1,455.1

Issuance of stock under employee stock plans	530.6			542	45.7

ESOP transactions	20.8		7.0

Other	3.3			(6)	(0.7)

Reclassification	933.7	(933.7)

Balance at

December 31,1999	—	4,985.6	(139.9)	989	108.3

Net income		3,057.8

Cash dividends declared per share: $1.06		(1,158.4)

Retirement of treasury shares	(1,117.6)			(15,256)	(1,126.9)

Purchase for treasury	34.3			14,794	1,089.8

Issuance of stock under employee stock plans	405.6			494	39.8

Issuance of stock for employee benefit trust	2,610.0

ESOP transactions	16.7		4.9

Other	(0.6)	(0.2)		(14)	(1.5)

Reclassification	661.6	(661.6)

Balance at

December 31, 2000	2,610.0	6,223.2	(135.0)	1,007	109.5

Net income		2,780.0

Cash dividends declared per share: $1.15		(1,232.8)

Retirement of treasury shares	(581.8)			(7,368)	(586.7)

Purchase for treasury	(24.8)			7,176	571.0

Issuance of stock under employee stock plans	229.0			170	13.6

ESOP transactions	18.4		5.9

Other	0.1	(0.1)

Reclassification	359.1	(359.1)

Balance at

December 31, 2001	$2,610.0	$7,411.2	$(129.1)	985	$107.4

As of December 31, 2001, the company has purchased $1.41 billion of its announced $3.0 billion share repurchase program. A $1.5 billion share repurchase program was completed in 1999. The company acquired approximately 7.2 million, 14.8 million, and 19.1 million shares in 2001, 2000, and 1999, respectively, pursuant to these programs.

In connection with the share repurchase program, the company has entered into agreements to purchase shares of the company’s stock. As of December 31, 2001, the company has agreements to purchase up to approximately 6.0 million shares of company stock from an independent third party at various times through the expiration of the agreements in December 2003 at prices ranging from

$80 to $100 per share. The number of shares to be purchased will be reduced ratably each quarter through the expiration of the agreements. In addition, as of December 31, 2001, equity forward and other derivative contracts, which provide for purchase of a total of approximately 2.1 million shares, remain outstanding at prices ranging from $83 to $98 per share with expiration dates ranging from May 2002 to November 2002. If the options are exercised, the contracts allow the company, at its option, to repurchase the shares for cash or deliver to the holder cash or shares for the difference between the contractual exercise price and the market price of the company’s stock. The company’s objective with the above agreements is to reduce the average price of repurchased shares.

The company has five million authorized shares of preferred stock. As of December 31, 2001 and 2000, no preferred stock has been issued.

In 2000, the company funded an employee benefit trust with 40 million shares of Lilly common stock to provide a source of funds to assist the company in meeting its obligations under various employee benefit plans. The funding had no net impact on shareholders’ equity as the employee benefit trust is consolidated with the company. The cost basis of the shares held in the trust was $2.64 billion and is shown as a reduction in shareholders’ equity, which offsets the resulting increases of $2.61 billion in additional paid-in capital and $25 million in common stock. Any dividend transactions between the company and the trust are eliminated. Stock held by the trust is not considered outstanding in the computation of earnings per share.

The company has an ESOP as a funding vehicle for the existing employee savings plan. The ESOP used the proceeds of a loan from the company to purchase shares of common stock from the treasury. The ESOP issued $200 million of third-party debt, repayment of which was guaranteed by the company (see Note 7). The proceeds were used to purchase shares of the company’s common stock on the open market. Shares of common stock held by the ESOP will be allocated to participating employees annually through 2017 as part of the company’s savings plan contribution. The fair value of shares allocated each period is recognized as compensation expense.

Under a Shareholder Rights Plan adopted in 1998, all shareholders receive, along with each common share owned, a preferred stock purchase right entitling them to purchase from the company one one-thousandth of a share of Series B Junior Participating Preferred Stock (the “Preferred Stock”) at a price of $325. The rights are exercisable only after the “Distribution Date,” which is generally the 10th business day after the date of a public announcement that a person (the “Acquiring Person”) has acquired ownership of 15 percent or more of the company’s common stock. The company may redeem the rights for $.005 per right up to and including the Distribution Date. The rights will expire on July 28, 2008, unless redeemed earlier by the company.

The plan provides that, if an Acquiring Person acquires 15 percent or more of the outstanding common stock of the company and the company’s redemption right has expired, generally each holder of a right (other than the Acquiring Person) will have the right to purchase at the exercise price the number of shares of common stock of the company as have a value of two times the exercise price.

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

At any time after an Acquiring Person has acquired 15 percent or more but less than 50 percent of the company’s outstanding common stock, the board of directors may exchange the rights (other than those owned by the Acquiring Person) for company common stock or Preferred Stock at an exchange ratio of one common share (or one one-thousandth of a share of Preferred Stock) per right.

Note 10: Earnings per Share

The following is a reconciliation of the denominators used in computing earnings per share from continuing operations before extraordinary item:

	2001	2000	1999

	(Shares in thousands)
Income from continuing operations

before extraordinary item available

to common shareholders	$2,809.4	$3,057.8	$2,546.6

Basic earnings per share

Weighted-average number of common shares outstanding, including incremental shares	1,077,497	1,081,559	1,087,652

Basic earnings per share from continuing operations before extraordinary item	$2.61	$2.83	$2.34

Diluted earnings per share

Weighted-average number of common shares outstanding	1,077,390	1,081,409	1,087,368

Stock options and other incremental shares	13,403	16,316	18,687

Weighted-average number of common

shares outstanding — diluted	1,090,793	1,097,725	1,106,055

Diluted earnings per share from continuing operations before extraordinary item	$2.58	$2.79	$2.30

Note 11: Income Taxes

Following is the composition of income taxes attributable to continuing operations before extraordinary item:

	2001	2000	1999

Current

Federal	$313.4	$928.4	$439.2

Foreign	247.9	322.4	260.4

State	16.6	(7.2)	(4.9)

	577.9	1,243.6	694.7

Deferred

Federal	240.5	(81.2)	104.0

Foreign	34.6	(58.6)	22.4

State	0.2	0.9	2.7

	275.3	(138.9)	129.1

Utilization of capital loss carryforwards	(110.5)	(303.8)	(125.1)

Income taxes	$742.7	$800.9	$698.7

Significant components of the company’s deferred tax assets and liabilities as of December 31 are as follows:

	2001	2000

Deferred tax assets Sale of intangibles	$416.4	$230.6

Other carryforwards	341.8	450.4

Tax credit carryforwards and carrybacks	321.3	734.5

Compensation and benefits	230.2	109.0

Inventory	148.8	70.2

Capital loss carryforward	13.1	158.8

Other	399.6	378.6

	1,871.2	2,132.1

Valuation allowances	(332.2)	(408.0)

Total deferred tax assets	1,539.0	1,724.1

Deferred tax liabilities

Property and equipment	(528.0)	(527.7)

Prepaid employee benefits	(474.0)	(429.2)

Unremitted earnings	(123.2)	(182.0)

Other	(19.4)	(29.2)

Total deferred tax liabilities	(1,144.6)	(1,168.1)

Deferred tax assets — net	$394.4	$556.0

At December 31, 2001, the company had other carryforwards for international and U.S. income tax purposes of $201.2 million: $161.2 million will expire within five years and $32.3 million thereafter; $7.7 million of the carryforwards will never expire. The primary component of the remaining portion of the deferred tax asset for other carryforwards is related to net operating losses for state income tax purposes that are fully reserved. The company also has tax credit carryforwards of $321.3 million available to reduce future income taxes: $2.5 million will expire within five years and $261.6 million thereafter; $57.2 million of the tax credit carryforwards will never expire.

Domestic and Puerto Rican companies contributed approximately 55 percent, 56 percent, and 56 percent in 2001, 2000, and 1999, respectively, to consolidated income from continuing operations before income taxes and extraordinary item. At December 31, 2001, the company had an aggregate of $6.4 billion of unremitted earnings of foreign subsidiaries that have been, or are intended to be, permanently reinvested for continued use in foreign operations and that, if distributed, would result in taxes at approximately the U.S. statutory rate. The company has a subsidiary operating in Puerto Rico under a tax incentive grant that begins to expire at the end of 2007. Cash payments of income taxes totaled $320.0 million, $294.0 million, and $252.0 million in 2001, 2000, and 1999, respectively.

Following is a reconciliation of the effective income tax rate applicable to income from continuing operations before extraordinary item:

	2001	2000	1999

United States federal statutory tax rate	35.0%	35.0%	35.0%

Add (deduct)
International operations, including Puerto Rico	(13.9)	(12.9)	(7.5)

General business credits	(1.1)	(1.2)	(1.6)

Sundry	0.9	(0.1)	(4.4)

Effective income tax rate	20.9%	20.8%	21.5%

Note 12: Retirement Benefits

The change in benefit obligation, change in plan assets, funded status, and amounts recognized in the consolidated balance sheets at December 31 for the company’s defined benefit pension and retiree health benefit plans were as follows:

	Defined Benefit
	Pension Plans		Retiree Health Benefits

	2001	2000	2001	2000

Change in benefit obligation

Benefit obligation at beginning of year	$3,380.1	$3,004.4	$751.3	$687.6

Service cost	156.0	130.1	28.7	23.2

Interest cost	242.4	219.6	53.8	49.6

Actuarial loss	88.5	144.3	135.6	51.4

Benefits paid	(218.0)	(179.8)	(64.7)	(61.5)

Foreign currency exchange rate changes and other adjustments	(50.3)	61.5	23.5	1.0

Benefit obligation at end of year	3,598.7	3,380.1	928.2	751.3

Change in plan assets

Fair value of plan assets at

beginning of year	3,732.1	3,532.0	349.2	332.1

Actual return on plan assets	(382.3)	138.7	(37.6)	(16.4)

Employer contribution	63.1	270.0	126.5	95.0

Benefits paid	(218.0)	(179.8)	(64.7)	(61.5)

Foreign currency exchange rate

changes and other adjustments	(12.8)	(28.8)	—	—

Fair value of plan assets at end of year	3,182.1	3,732.1	373.4	349.2

Funded status	(416.6)	352.0	(554.8)	(402.1)

Unrecognized net actuarial loss	1,142.7	298.8	531.1	317.1

Unrecognized prior service cost

(benefit)	208.5	227.2	0.1	(0.1)

Unrecognized net obligation at

January 1, 1986	1.1	1.7	1.6	1.8

Net amount recognized	$935.7	$879.7	$(22.0)	$(83.3)

Amounts recognized in the consolidated balance sheet consisted of

Prepaid pension	$1,102.8	$1,032.5	$42.9	$—

Accrued benefit liability	(371.7)	(302.9)	(64.9)	(83.3)

Intangible asset	—	41.1	—	—

Accumulated other comprehensive income before income taxes	204.6	109.0	—	—

Net amount recognized	$935.7	$879.7	$(22.0)	$(83.3)

	Defined Benefit		Retiree Health
	Pension Plans		Benefits

(Percents)	2001	2000	2001	2000

Weighted-average assumptions

as of December 31

Discount rate	7.2	7.4	7.2	7.5

Expected return on plan assets	10.5	10.5	10.5	10.5

Rate of compensation increase	3.5-8.0	3.5-8.0	—	—

Health-care-cost trend rates were assumed to increase at an annual rate of 6.0 percent in 2002 and thereafter for all participants.

The projected benefit obligation, accumulated benefit obligation, and fair value of the plan assets for the defined benefit pension plans with projected benefit obligations in excess of plan assets were $778.3 million, $673.0 million, and $325.1 million, respectively, as of December 31, 2001, and $736.8 million, $616.8 million, and $381.6 million, respectively, as of December 31, 2000.

Net pension and retiree health benefit expense included the following components related to continuing operations:

	Defined Benefit			Retiree Health
	Pension Plans			Benefits

	2001	2000	1999	2001	2000	1999

Components of net periodic

benefit cost

Service cost	$156.0	$130.1	$127.7	$28.7	$23.2	$16.8

Interest cost	242.4	219.6	193.7	53.8	49.6	41.5

Expected return on plan assets	(382.3)	(341.0)	(295.1)	(40.1)	(30.1)	(24.2)

Amortization of prior

service cost	19.3	16.9	11.5	0.1	0.1	—

Recognized actuarial

loss	9.8	5.9	3.7	23.6	21.9	17.6

Net periodic benefit

cost	$45.2	$31.5	$41.5	$66.1	$64.7	$51.7

The assumed health-care trend rates, discount rates, and expected return on plan assets have a significant effect on the amounts reported. If the health-care trend rates were to be increased by one percentage point each future year, the December 31, 2001, accumulated postretirement benefit obligation would increase by 14 percent and the aggregate of the service cost and interest cost components of 2001 annual expense would increase by 16 percent. A one-percentage-point decrease in these rates would decrease the December 31, 2001, accumulated postretirement benefit obligation by 12 percent and the aggregate of the 2001 service cost and interest cost by 13 percent. If the discount rate were to be changed by a quarter percentage point, the net periodic benefit cost of the defined benefit pension plans would be changed by approximately $3 million. If the expected return on plan assets were to be changed by a quarter percentage point, the net periodic benefit cost of the defined benefit pension plans would change by approximately $8 million.

The company has defined contribution savings plans that cover its eligible employees worldwide. The purpose of these defined contribution plans is generally to provide additional financial security during retirement by providing employees with an incentive to save. Company contributions to the plan are based on employee contributions and the level of company match. Expenses under the plans related to continuing operations totaled $39.3 million, $65.2 million, and $56.4 million for the years 2001, 2000, and 1999, respectively.

The company provides certain other postemployment benefits primarily related to disability benefits and accrues for the related cost over the service lives of employees. Expenses associated with these benefit plans in 2001, 2000, and 1999 were not significant.

Note 13: Contingencies

In February 2001, the company was notified that Zenith Goldline Pharmaceuticals, Inc. (“Zenith”), had submitted an Abbreviated New Drug Application (ANDA) under the Hatch-Waxman Act of 1984 seeking permission to market a generic version of Zyprexa in various dosage forms prior to the expiration of the company’s U.S. patents for the product, alleging that the patents are invalid or not infringed. On April 2, 2001, the company filed suit against Zenith in federal district court in Indianapolis seeking a ruling that Zenith’s challenge to the U.S. compound patent (expiring in 2011) is without merit. In May 2001, the company was notified that Dr. Reddy’s Laboratories Ltd. (“Reddy”) had also filed an ANDA covering two dosage forms, alleging that the patents are invalid or not infringed. On June 26, 2001, the company filed suit against Reddy in federal district court in Indianapolis seeking a ruling that Reddy’s patent challenge is without merit. In January 2002, the company was notified that Reddy had supplemented its ANDA to include the remaining dosage forms. The company believes that the generic manufacturers’ patent claims are without merit and expects to prevail in this litigation. However, it is not possible to predict or determine the outcome of this litigation and, accordingly, there can be no assurance that the company will prevail. An unfavorable outcome could have a material adverse impact on the company’s consolidated results of operations, liquidity, and financial position.

Several generic manufacturers filed ANDAs for generic forms of Prozac in various dosage forms, challenging the company’s patents under the Hatch-Waxman Act. On May 30, 2001, the Court of Appeals for the Federal Circuit held that the company’s 2003 method of use patent was invalid. Generic fluoxetine entered the U.S. market in early August 2001. On January 14, 2002, the U.S. Supreme Court denied a petition filed by the company seeking review of the decision, bringing the litigation to a close. Prozac sales in the U.S. have historically represented a significant portion of the company’s overall sales, accounting for approximately 20 percent in 2000.

The company has been named as a defendant in numerous product liability lawsuits involving primarily two products, diethylstilbestrol (DES) and Prozac. The company has accrued for its estimated exposure with respect to all current product liability claims. In addition, the company has accrued for certain claims incurred, but not filed, to the extent the company can formulate a reasonable estimate of their costs. The company’s estimates of these expenses are based primarily on historical claims experience and data regarding product usage. The company expects the cash amounts related to the accruals to be paid out over the next several years. A portion of the costs associated with defending and disposing of these suits is covered by insurance. The company’s estimate of insurance recoverables is based on existing deductibles, coverage limits, and the existing and projected future level of insolvencies among its insurance carriers.

Under the Comprehensive Environmental Response, Compensation, and Liability Act, commonly known as Superfund, the company has been designated as one of several potentially responsible parties with respect to fewer than 10 sites. Under Superfund, each responsible party may be jointly and severally liable for the entire amount of the cleanup. The company also continues remediation of certain of its own sites. The company has accrued for estimated Superfund cleanup costs, remediation, and certain other environmental matters, taking into account, as applicable, available information regarding site conditions, potential cleanup methods, estimated costs, and the extent to which other parties can be expected to contribute to payment of those costs. The company has reached a settlement with its primary liability insurance carrier and certain excess carriers providing coverage for certain environmental liabilities. Litigation seeking coverage from certain other excess carriers is ongoing.

The environmental liabilities and litigation accruals have been reflected in the company’s consolidated balance sheet at the gross amount of approximately $132.4 million at December 31, 2001. Estimated insurance recoverables of approximately $65.2 million at December 31, 2001 have been reflected as assets in the consolidated balance sheet.

The company is nearing completion of an examination by the Internal Revenue Service (IRS) for tax years 1996 and 1997. Discussions between the company and the IRS are currently under way related to one remaining issue.

In 1999, the company recognized a pretax gain of $110.0 million as a result of a cash payment received in settlement of litigation with Biochimica Opos S.p.A. relating to the manufacture, sale, or distribution of cefaclor and certain other products made by Biochimica Opos S.p.A. The gain, which was recorded in other income, increased earnings per share by approximately $.06 in 1999.

While it is not possible to predict or determine the outcome of the patent, product liability, or other legal actions brought against the company or the ultimate cost of environmental matters or the resolution of the examination by the IRS, the company believes that, except as noted above with respect to the patent litigation, the costs associated with all such matters will not have a material adverse effect on its consolidated financial position or liquidity but could possibly be material to the consolidated results of operations in any one accounting period.

Note 14: Other Comprehensive Income (Loss)

The accumulated balances related to each component of other comprehensive income (loss) were as follows:

			Minimum Pension
	Foreign Currency	Unrealized Gains on	Liability	Effective Portion	Accumulated Other
	Translation	Securities	Adjustment	of Cash Flow Hedges	Comprehensive Loss

Beginning balance at

January 1, 2001	$(546.3)	$7.8	$(72.7)	$—	$(611.2)

Adoption of SFAS 133	—	—	—	(15.0)	(15.0)

Other comprehensive

income (loss)	(83.8)	34.3	(62.1)	(10.6)	(122.2)

Balance at

December 31, 2001	$(630.1)	$42.1	$(134.8)	$(25.6)	$(748.4)

The amounts above are net of income taxes. The income taxes related to other comprehensive income were not significant as income taxes were generally not provided for foreign currency translation.

The unrealized gains (losses) on securities is net of reclassification adjustments of $12.3 million, $43.9 million, and $8.5 million, net of tax, in 2001, 2000, and 1999, respectively, for net realized gains on sales of securities included in net income. The effective portion of cash flow hedges is net of a reclassification adjustment of $16.5 million, net of tax, in 2001 for realized gains on foreign currency options.

Generally, the assets and liabilities of foreign operations are translated into U.S. dollars using the current exchange rate. For those operations, changes in exchange rates generally do not affect cash flows; therefore, resulting translation adjustments are made in shareholders’ equity rather than in income.

Responsibility for Financial Statements

Eli Lilly and Company and Subsidiaries

The consolidated financial statements and related notes have been prepared by management, who are responsible for their integrity and objectivity. The statements have been prepared in accordance with generally accepted accounting principles in the United States and include amounts based on judgments and estimates by management. The other financial information in this annual report is consistent with that in the financial statements.

The company maintains internal accounting control systems that are designed to provide reasonable assurance that assets are safeguarded, that transactions are executed in accordance with management’s authorization and are properly recorded, and that accounting records are adequate for preparation of financial statements and other financial information. The design, monitoring, and revision of internal accounting control systems involve, among other things, management’s judgments with respect to the relative cost and expected benefits of specific control measures. A staff of internal auditors regularly monitors, on a worldwide basis, the adequacy and effectiveness of internal accounting controls.

In addition to the system of internal accounting controls, the company maintains guidelines of company policy emphasizing proper overall business conduct, possible conflicts of interest, compliance with laws, and confidentiality of proprietary information. The guidelines are reviewed on a periodic basis with employees worldwide.

The financial statements have been audited by Ernst & Young LLP, independent auditors. Their responsibility is to examine the company’s consolidated financial statements in accordance with generally accepted auditing standards in the United States and to express their opinion with respect to the fairness of presentation of the statements.

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

Sidney Taurel
Chairman of the Board,
   President, and Chief Executive Officer

Charles E. Golden
Executive Vice President and
   Chief Financial Officer

January 28, 2002

Report of Independent Auditors

Board of Directors and Shareholders
Eli Lilly and Company

We have audited the accompanying consolidated balance sheets of Eli Lilly and Company and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, cash flows, and comprehensive income for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Eli Lilly and Company and subsidiaries at December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Indianapolis, Indiana

January 28, 2002

Appendix to Exhibit 13

Graphs in Annual Report to Shareholders
for the Year Ended December 31, 2001

Set forth below, converted to tabular format, are the graphs contained in the paper format of the Company’s Annual Report to Shareholders that are contained in Exhibit 13.

Graph #1—Five Newer Growth Products Accounted for 47 Percent of 2001 Net Sales

($ millions)

Year	Amount

97	$7,987.7

98	9,236.8

99	10,002.9

00	10,862.2

01	11,542.5

	Prozac/Sarafem/Prozac			Best-in-Class
Year	Weekly	Anti-Infectives	Other	Growth Products

97	32%	16%	40%	12%

98	30%	13%	35%	22%

99	26%	10%	35%	29%

00	24%	8%	31%	37%

01	17%	7%	29%	47%

Combined net sales of the company’s best-in-class growth products-Zyprexa, Humalog, Gemzar, Evista and Actos-increased by 36 percent over 2000, representing $5.5 billion, or 47 percent of total net sales, compared with 37 percent in 2000.

Graph #2—Five Newer Growth Products Collectively Delivered 36 Percent Increase

($ millions; percentages represent changes from 2000)

Product	Amount	Percent

Zyprexa	$737.1	+31

Humalog	277.6	+79

Gemzar	163.6	+29

Evista	143.3	+27

Actos	137.6	+62

The company’s five major growth products-Zyprexa, Humalog, Gemzar, Evista, and Actos-generated $1.46 billion of incremental net sales and $5.5 billion of total net sales in 2001. Combined, these products grew 36 percent for the year with Zyprexa, Humalog, and Gemzar growing at rates faster than 2000. During 2001, Zyprexa became the company’s first product with net sales in excess of $3 billion.

Graph #3—Revenues

($ millions)

Product	Amount

Zyprexa	$3,087

Prozac/Sarafem/Prozac Weekly	1,990

Humulin	1,061

Gemzar	723

Evista	665

Humalog	628

ReoPro	431

Actos	361

Humatrope	313

Axid	285

Ceclor	232

Vancocin	211

In total, 12 products spanning various therapeutic classes each had annual revenues in excess of $200 million.

Graph #4—Gross Margin

(as a percent of total net sales)

Year	Amount

97	75.6%

98	78.2%

99	79.0%

00	81.1%

01	81.3%

Gross margin improved to 81.3 percent, primarily due to improvements in product mix in spite of the introduction of generic Prozac in 2001. This continued gross margin performance has enabled the company to aggressively fund investments in research and development and sales and marketing.

Graph #5—Research and Development

($ millions)

Year	Amount

97	$1,370.2

98	1,738.9

99	1,783.6

00	2,018.5

01	2,235.1

Worldwide research and development expenditures increased 11 percent in 2001 in support of the company’s strong pipeline. The company continues to invest heavily in research and development as these expenditures represented 19 percent of total net sales in both 2001 and 2000. The late-stage pipeline includes up to 10 potential new products for a wide range of serious, unmet medical needs that are expected to be launched during the period of 2002 through 2005.

Graph #6—Return on Shareholders’ Equity

(based on income from continuing operations before extraordinary item divided by average shareholders’ equity)

Year	Amount

97	37.5%

98	46.2%

99	53.9%

00	55.3%

01	42.7%

Return on shareholders’ equity was lower in 2001 as the company invested in its robust pipeline and five best-in-class growth products at a rate faster than current-year sales growth, which was affected by the Prozac patent expiration.

Graph #7—Capital Expenditures

($ millions)

Year	Amount

97	$366.3

98	419.9

99	528.3

00	677.9

01	884.0

Capital expenditures increased 30 percent from 2000, primarily due to the increased support of various manufacturing and research initiatives and related infrastructure. The company expects near-term capital expenditures to increase from 2001 levels due to continuing investment in research and manufacturing capacity to support its growing product portfolio.

Graph #8—Dividends Paid per Share

(dollars)

Year	Amount

97	$0.74

98	0.80

99	0.92

00	1.04

01	1.12

Dividends paid during 2001 increased 8 percent over 2000. The year 2001 became the 34th consecutive year in which dividends were increased. The company has declared a first-quarter 2002 dividend of $.31 per share, an 11 percent increase over 2001. The amount reflects the company’s continued commitment to delivering shareholder value.