Form 10-K, Exhibit 13
period 2002-12-31
LILLY ELI & CO
filed 2003-03-20
CIK 59478

EXHIBIT 13.  ANNUAL REPORT TO SHAREHOLDERS FOR THE YEAR ENDED DECEMBER 31, 2002

REVIEW OF OPERATIONS

OPERATING RESULTS — 2002

SUMMARY

Net income was $2.71 billion, or $2.50 per share, in 2002 and $2.78 billion, or $2.55 per share, in 2001, representing a decline of 3 percent and 2 percent, respectively. Comparisons between 2002 and 2001 are made difficult by the impact of several unusual items that are reflected in our operating results for both years. Excluding these unusual items, which are discussed further below, net income for 2002 and 2001 would have been $2.76 billion, or $2.55 per share, and $3.01 billion, or $2.76 per share, respectively. This represents a decrease in net income and earnings per share of 8 percent. Adjusted net income and earnings per share for 2002 declined, primarily due to the result of lower sales of Prozac, an antidepressant, partially offset by sales growth of several key products, lower interest expense and lower operating expenses. Earnings per share for 2002 benefited slightly from a lower number of shares outstanding, resulting from our share repurchase program.

UNUSUAL ITEMS

As noted above, several unusual items are reflected in our operating results for 2002 and 2001. These transactions are summarized as follows (see Notes 3, 4, and 6 to the consolidated financial statements for additional information).

2002

•	Pretax charge of $84.0 million for acquired in-process research and development related to a collaboration arrangement with Amylin Pharmaceuticals, Inc. (Amylin), in the third quarter of 2002, which decreased earnings per share by approximately $.05 in the third quarter of 2002

2001

•	Pretax charges of $190.5 million for acquired in-process research and development related to collaboration arrangements with Isis Pharmaceuticals, Inc. (Isis); Minnesota Mining and Manufacturing Company (3M); and Bioprojet, Société Civile de Recherche (Bioprojet), in the third and fourth quarters of 2001, which decreased earnings per share by approximately $.05 in the third quarter and $.06 in the fourth quarter of 2001

•	Pretax charges of $121.4 million associated with asset impairment and other site charges in the third quarter of 2001 due to actions taken as a result of the assessment of our worldwide manufacturing capacity, which decreased earnings per share by approximately $.07 in the third quarter of 2001

•	An extraordinary charge of $45.2 million ($29.4 million net of income taxes) from the repurchase of higher interest rate debt in the third and fourth quarters of 2001, which decreased earnings per share by approximately $.02 in the third quarter and $.01 in the fourth quarter of 2001

Following is a reconciliation of reported and adjusted earnings per share:

Year Ended December 31	2002	2001	2000

Diluted earnings per share (as reported)	$2.50	$2.55	$2.79
Unusual items:
Acquired in-process research and development	.05	.11	—
Asset impairment and other site charges	—	.07	—
Early retirement of debt	—	.03	—
Year 2000 wholesaler stocking (see Operating Results — 2001)	—	—	.06
Gain from sale of WebMD stock (see Operating Results — 2001)	—	—	(.20)

Diluted earnings per share (as adjusted)	$2.55	$2.76	$2.65

SALES

Our reported worldwide sales for 2002 decreased 4 percent, to $11.08 billion, due primarily to the decline in sales of Prozac in the U.S. resulting from the loss of patent protection in August 2001. Partially offsetting this decline was sales growth of Zyprexa, a treatment for schizophrenia and acute bipolar mania; diabetes care products; Gemzar, an oncolytic product; Evista, an osteoporosis treatment and prevention agent; and Xigris, a treatment we launched in late 2001 for adult severe sepsis patients at high risk of death. Sales in the U.S. decreased 11 percent, to $6.54 billion. Sales outside the U.S. increased 9 percent, to $4.54 billion. Excluding Prozac, our worldwide and U.S. sales increased 8 percent and 7 percent, respectively. Worldwide sales reflected a volume decline of 4 percent while global selling prices and exchange rates remained essentially flat.

Zyprexa had worldwide sales of $3.69 billion in 2002, representing an increase of 20 percent. Sales in the U.S. increased 16 percent, to $2.53 billion. Sales outside the U.S. increased 27 percent, to $1.16 billion, benefiting, in part, from the launch of Zyprexa in Japan during the second quarter of 2001. At the end of June 2002, our European sales forces began promoting Zyprexa for use in treating manic episodes associated with bipolar disorder.

Diabetes care products, composed primarily of Humulin®, biosynthetic human insulin; Humalog, our insulin analog; and Actos, an oral agent for the treatment of type 2 diabetes, had aggregate worldwide revenues of $2.29 billion in 2002, representing an increase of 8 percent. Diabetes care revenues in the U.S. increased 5 percent, to $1.43 billion. Diabetes care revenues outside the U.S. increased 12 percent, to $859.2 million. Humulin had worldwide sales of $1.00 billion, representing a decrease of 5 percent due to the continued shift by patients to Humalog and Humalog mixture products and to increased competition. Humulin sales in the U.S. decreased 11 percent, to $515.4 million. Humulin sales outside the U.S. increased 1 percent, to $488.6 million. Humalog had worldwide sales of $834.2 million, representing an increase of 33 percent. Humalog sales in the U.S. increased 34 percent, to $528.3 million. Humalog sales outside the U.S. increased 31 percent, to $305.9 million. We received service revenues of $391.7 million in 2002, an increase of 9 percent, relating to sales of Actos. Actos is manufactured by Takeda Chemical Industries, Ltd., and sold in the U.S. by Takeda Pharmaceuticals North America (Takeda). We copromote Actos in the U.S. with Takeda.

Gemzar had worldwide sales of $874.6 million in 2002, representing an increase of 21 percent, driven primarily by strong underlying product demand. Sales in the U.S. increased 16 percent, to $482.1 million. Sales outside the U.S. increased 28 percent, to $392.5 million.

Evista had worldwide sales of $821.9 million in 2002, representing an increase of 24 percent. Sales in the U.S. increased 19 percent, to $626.1 million. Sales outside the U.S. increased 41 percent, to $195.8 million. Sales benefited from strong underlying product demand driven, in part, by competitive developments in the second half of 2002.

Prozac, Prozac Weekly™, and Sarafem®, a prescription treatment for premenstrual dysphoric disorder, a severe form of premenstrual syndrome (collectively, fluoxetine product(s)), had combined worldwide sales of $733.7 million, representing a decrease of 63 percent. Fluoxetine product sales in the U.S. decreased 73 percent, to $451.7 million, due to generic competition for Prozac beginning in early August 2001. Fluoxetine product sales outside the U.S. decreased 15 percent, to $282.0 million, primarily due to continuing generic competition.

Anti-infectives had worldwide sales of $577.4 million in 2002, representing a decrease of 23 percent. Sales in the U.S. of anti-infectives decreased 55 percent, to $58.5 million. Sales outside the U.S. decreased 16 percent, to $518.9 million. Lower sales of anti-infectives were due to continuing competitive pressures and to manufacturing and supply issues with respect to certain injectable antibiotics.

ReoPro® had worldwide sales of $384.0 million in 2002, representing a decrease of 11 percent. Sales in the U.S. decreased 20 percent, to $248.3 million, due to continuing competitive pressures, and sales outside the U.S. increased 14 percent, to $135.7 million.

At the end of November 2001, we received approval from the U.S. Food and Drug Administration (FDA) for Xigris and launched the product in the United States. In August 2002, the European Commission granted marketing authorization for Xigris in all 15 member states of the European Union. In October, we launched Xigris in a number of European countries. Worldwide Xigris sales were $100.2 million in 2002 compared with $21.2 million in 2001. Sales in the U.S. were $89.3 million in 2002.

Animal health products had worldwide sales of $693.1 million in 2002, representing an increase of 1 percent. Sales in the U.S. decreased 6 percent, to $304.2 million, due primarily to declines in our cattle and swine products. Sales outside the U.S. increased 7 percent, to $388.9 million.

Payments under federally mandated Medicaid rebate programs reduced 2002 sales by approximately $438.2 million compared with approximately $475.0 million in 2001. This decline was primarily due to the loss of Prozac sales after the patent expiration.

GROSS MARGIN, COSTS, AND EXPENSES

The 2002 gross margin decreased to 80.4 percent of sales compared with 81.3 percent for 2001. This decrease was attributed primarily to the decline in sales of Prozac, a higher margin product, and increased costs associated with current Good Manufacturing

Practices (cGMP) improvements, costs associated with capacity increases for certain growth and new products, and higher inventory losses. These declines in gross margin were partially offset by favorable changes in product mix due to growth in sales of other higher margin products, such as Zyprexa, Gemzar, Evista, and diabetes care products, and favorable manufacturing throughput from increased volume of product manufactured.

Operating expenses (the aggregate of research and development and marketing and administrative expenses) decreased 1 percent in 2002. Research and development expenses decreased 4 percent, to $2.15 billion, due primarily to lower late-stage clinical trial costs as more products were awaiting regulatory approval. Despite the decline, we invested approximately 19 percent of our sales in research and development efforts in 2002. Marketing and administrative expenses remained essentially flat compared with 2001 despite the continued expansion of our worldwide sales force and increased marketing efforts in support of our growth products and upcoming product launches. Operating expenses were also reduced due to lower incentive compensation expenses, reimbursement from collaboration partners, and cost containment, none of which were individually material.

During 2002, we expensed $84.0 million for acquired in-process research and development costs related to a collaboration arrangement with Amylin to develop and commercialize a potential new treatment for type 2 diabetes. The compound acquired in this collaboration agreement is in the development phase and no alternative future uses were identified.

Net other income for 2002 was $293.7 million, an increase of $13.0 million. The increase was primarily due to a combination of income recognized from upfront and milestone payments from Quintiles Transnational Corp. (Quintiles) as part of the Cymbalta commercialization agreement, discussed further in Other Matters, and income recognized from InterMune, Inc., related to the 2001 oritavancin out-license agreement, offset primarily by lower interest income due to lower interest rates.

Interest expense for 2002 decreased $66.8 million, to $79.7 million, primarily due to lower variable interest rates paid on our debt.

The effective tax rate for 2002 was 21.7 percent compared with 20.9 percent for 2001. Excluding the unusual items discussed previously, the effective tax rate was 22.0 percent for both years. See Note 11 to the consolidated financial statements for additional information.

OPERATING RESULTS — 2001

SUMMARY

Net income was $2.78 billion, or $2.55 per share, in 2001 and $3.06 billion, or $2.79 per share, in 2000. Comparisons between 2001 and 2000 are made difficult by the impact of several unusual items that are reflected in our operating results for both years. Excluding these unusual items, which are discussed further below, net income for 2001 and 2000 would have been $3.01 billion, or $2.76 per share, and $2.90 billion, or $2.65 per share, respectively. This represents an increase in net income and earnings per share of 4 percent. The 2001 increases are attributed to growth in sales, offset, in part, by operating expenses increasing at a rate greater than sales growth.

UNUSUAL ITEMS

As noted above, several unusual items are reflected in our operating results for 2001 and 2000. The unusual items relating to 2001 are summarized under Operating Results — 2002. The 2000 unusual items are summarized as follows. See Note 3 to the consolidated financial statements for additional information.

2000

•	A gain of $214.4 million on the sale of our interest in Kinetra LLC to WebMD Corporation (WebMD) and the subsequent sale of WebMD stock, which increased earnings per share by approximately $.20 in the first quarter of 2000

•	Approximately $91 million in additional product sales in 1999 as a result of year-2000-related wholesaler buying that normally would have been realized during the first quarter of 2000, which increased earnings per share by approximately $.06 in the fourth quarter of 1999 and reduced earnings per share by the same amount in the first quarter of 2000

SALES

Reported worldwide sales for 2001 increased 6 percent, to $11.54 billion. Worldwide sales for 1999 included approximately $91 million of sales relating to year-2000 wholesaler buying that normally would have been recognized in 2000. Adjusting for the impact of year-2000 wholesaler buying, sales growth for 2001 would have been 5 percent. Zyprexa, diabetes care products, Gemzar, and Evista led sales growth. Sales in the U.S. increased 5 percent, to $7.36 billion. Sales outside the U.S. increased 8 percent, to $4.18 billion. Both worldwide and U.S. sales growth was offset, in part, by decreased sales of Prozac and anti-infectives. The decrease in Prozac sales was primarily due to the entrance of generic fluoxetine in the U.S. market in early August 2001. Excluding Prozac, our worldwide and U.S. sales increased 17 percent and 22 percent, respectively. Worldwide sales reflected volume growth of 8 percent and a 1 percent increase in global selling prices, partially offset by a 2 percent decrease in exchange rates. (Percentages do not add due to rounding.)

Zyprexa had worldwide sales of $3.09 billion in 2001, representing an increase of 31 percent. Sales in the U.S. increased 29 percent, to $2.18 billion. Zyprexa sales continued to experience strong growth in the face of an additional competitive product in the U.S. Sales outside the U.S. increased 38 percent, to $910.5 million, benefiting, in part, from the launch of Zyprexa in Japan during the second quarter of 2001.

Diabetes care products had worldwide revenues of $2.13 billion in 2001, representing an increase of 21 percent. Diabetes care revenues in the U.S. increased 27 percent, to $1.37 billion. Diabetes care revenues outside the U.S. increased 12 percent, to $764.8 million. Humulin had worldwide sales of $1.06 billion, representing a decrease of 5 percent due to the continued shift by patients to Humalog and Humalog mixture products and to increased competition. Humulin sales in the U.S. decreased 6 percent, to $578.5 million. Humulin sales outside the U.S. decreased 3 percent, to $482.2 million. Humalog had worldwide sales of $627.8 million, representing an increase of 79 percent. We received service revenues of $360.6 million in 2001, an increase of 62 percent, relating to sales of Actos.

The fluoxetine products had combined worldwide sales of $1.99 billion, representing a decrease of 23 percent. This full-year result included a 66 percent decline in the fourth quarter of 2001. Fluoxetine product sales in the U.S. decreased 26 percent, to $1.66 billion, primarily due to generic competition for Prozac beginning in early August 2001. Fluoxetine product sales outside the U.S. decreased 3 percent, to $330.1 million, primarily due to continuing generic competition.

Gemzar had worldwide sales of $722.9 million in 2001, representing an increase of 29 percent. Sales in the U.S. increased 32 percent, to $417.4 million. Sales outside the U.S. increased 26 percent, to $305.5 million.

Evista had worldwide sales of $664.8 million in 2001, representing an increase of 27 percent. Sales in the U.S. increased 21 percent, to $526.1 million. U.S. sales growth slowed in the second half of the year, primarily due to increased competition. Sales outside the U.S. increased 58 percent, to $138.7 million, primarily due to the launch of Evista as a treatment for postmenopausal osteoporosis in a number of European countries during the second quarter of 2000.

ReoPro had worldwide sales of $431.4 million in 2001, representing an increase of 3 percent. Sales in the U.S. decreased 1 percent, to $312.3 million, due to continued competition. Sales outside the U.S. increased 16 percent, to $119.1 million.

At the end of November 2001, we received approval for Xigris from the FDA and launched the product in the U.S. Initial Xigris sales were $21.2 million in 2001.

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

Our payments under federally mandated Medicaid rebate programs reduced 2001 sales by approximately $475.0 million compared with approximately $464.0 million in 2000.

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

Operating expenses increased 8 percent in 2001. Investment in research and development expenses increased 11 percent, to $2.24 billion, as we continued to invest in our promising product pipeline. Marketing and administrative expenses increased 6 percent. Expansion of the worldwide sales force and increased marketing efforts in support of our growth products and upcoming product launches offset a slight decline in administrative expenses. The growth rates of both research and development expenses and marketing and administrative expenses were diminished by reduced incentive compensation expenses resulting from lower growth in earnings.

During 2001, we recorded $190.5 million for acquired in-process research and development charges related to collaboration arrangements with Isis, 3M, and Bioprojet. The compounds acquired in these collaboration agreements are in the development phase and no alternative future uses were identified.

Net other income for 2001 was $280.7 million, an increase of $12.8 million, excluding the gain on the sale of Kinetra LLC in 2000. The increase was primarily due to an increase in interest income.

Our effective tax rate for 2001 was 20.9 percent compared with 20.8 percent for 2000. Excluding the unusual items discussed previously, the effective tax rate was 22.0 percent for both years. See Note 11 to the consolidated financial statements for additional information.

FINANCIAL CONDITION

As of December 31, 2002, cash, cash equivalents, and short-term investments totaled approximately $3.65 billion compared with $3.73 billion at December 31, 2001. The decrease in cash was primarily due to the purchase of investments, dividends paid, share repurchases, capital expenditures, and taxes paid, which together exceeded cash generated from operations and debt issuances. We acquired approximately 4.5 million shares, for approximately $389.2 million, during 2002 pursuant to our previously announced $3 billion share repurchase program. We have now completed $1.80 billion of purchases in connection with that program.

Our receivables increased by $264.1 million during 2002, to $1.67 billion, due primarily to increased sales of key growth products in December 2002, reduced allowances due to a significant customer payment, and foreign currency translation adjustments.

Our inventories increased by $435.2 million during 2002, to $1.50 billion, due to foreign currency translation adjustments, increased inventory requirements for our growth products, and inventory associated with products for which we have received approvals or approvable letters.

Total debt at December 31, 2002, was $4.90 billion, an increase of $1.49 billion from December 31, 2001. The increase in long-term debt was primarily due to the issuance of $500 million of 10-year notes in March 2002; a 5-year $543 million private placement note in July 2002; $150 million of floating rate bonds in July 2002, maturing in 2031; and the change in fair value of debt hedged with interest rate swaps designated as fair value hedges. Our current debt ratings from Standard & Poor’s and Moody’s remain at AA and Aa3, respectively.

Capital expenditures of $1.13 billion during 2002 were $246.9 million more than in 2001 as we continued to invest in manufacturing and research and development initiatives and related infrastructure. We expect near-term capital expenditures to increase from 2002 levels.

Certain of our current contractual obligations will require future cash payments as follows:

	Payments due by period

					2008 and
	Total	2003	2004-2005	2006-2007	thereafter

Principal payments on debt, including capital leases	$4,669.6	$545.4	$412.6	$772.4	$2,939.2
Share repurchase commitments	281.1	281.1	—	—	—
Noncancelable operating leases	260.3	58.3	80.7	62.7	58.6
Loans to collaboration partners	52.5	26.3	26.2	—	—

Dividends of $1.24 per share were paid in 2002, an increase of 11 percent from the $1.12 per share paid in 2001. In the fourth quarter of 2002, effective for the first-quarter dividend in 2003, the quarterly dividend was increased to $.335 per share (an 8 percent increase), resulting in an indicated annual rate for 2003 of $1.34 per share. The year 2002 was the 118th consecutive year in which we made dividend payments and the 35th consecutive year in which dividends have been increased.

We believe that cash generated from operations, along with available cash and cash equivalents, will be sufficient to fund most of our operating needs, including debt service, share repurchases, capital expenditures, and dividends in 2003. We will issue additional debt in 2003 to fund remaining cash requirements. We believe that, if necessary, amounts available through our existing commercial paper program should be adequate to fund maturities of short-term borrowings. Our commercial paper program is also currently backed by $1.23 billion of unused committed bank credit facilities. Various risks and uncertainties, including those discussed in the Other Matters and Financial Expectations for 2003 sections, may affect our operating results and cash generated from operations.

In the normal course of business, our operations are exposed to fluctuations in interest rates and currency values. These fluctuations can vary the costs of financing, investing, and operating. We address a portion of these risks through a controlled program of risk management that includes the use of derivative financial instruments. The objective of controlling these risks is to limit the impact on earnings of fluctuations in interest and currency exchange rates. All derivative activities are for purposes other than trading.

Our primary interest rate risk exposure results from changes in short-term U.S. dollar interest rates. In an effort to manage interest rate exposures, we strive to achieve an acceptable balance between fixed and floating rate debt positions and may enter into interest rate derivatives to help maintain that balance. Based on our overall interest rate exposure at December 31, 2002 and 2001, including derivatives and other interest rate risk-sensitive instruments, a hypothetical 10 percent change in interest rates applied to the fair value of the instruments as of December 31, 2002 and 2001, respectively, would have no material impact on earnings, cash flows, or fair values of interest rate risk-sensitive instruments over a one-year period.

Our foreign currency risk exposure results from fluctuating currency exchange rates, primarily the U.S. dollar against the Japanese yen and the euro. We face transactional currency exposures that arise when we enter into transactions, generally on an intercompany basis, denominated in currencies other than the local currency. We also face currency exposure that arises from translating the results of our global operations to the U.S. dollar at exchange rates that have fluctuated from the beginning of the period. We use forward contracts and purchased options to manage our foreign currency exposures. Our policy outlines the minimum and maximum hedge coverage of such exposures. Gains and losses on these derivative positions offset, in part, the impact of currency fluctuations on the existing assets, liabilities, commitments, and anticipated revenues. Considering our derivative financial instruments outstanding at December 31, 2002 and 2001, a hypothetical 10 percent change in exchange rates (primarily against the U.S. dollar) as of December 31, 2002 and 2001, respectively, would have no material impact on earnings, cash flows, or fair values of foreign currency rate risk-sensitive instruments over a one-year period. These calculations do not reflect the impact of the exchange gains or losses on the underlying positions that would be offset, in part, by the results of the derivative instruments.

APPLICATION OF CRITICAL ACCOUNTING POLICIES

In preparing our financial statements in accordance with generally accepted accounting principles (GAAP), we must often make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses, and related disclosures at the date of the financial statements and during the reporting period. Some of those judgments can be subjective and complex, and consequently actual results could differ from those estimates. For any given individual estimate or assumption we make, there may also be other estimates or assumptions that are reasonable; however, we believe that, given current facts and circumstances, it is unlikely that applying any such other reasonable judgment would cause a material adverse effect on our consolidated results of operations, financial position, or liquidity for the periods presented in this report.

Our most critical accounting policies include sales rebates and discounts and their impact on revenue recognition, product litigation liabilities and other contingencies, pension and retiree medical benefit costs, and the recoverability of deferred tax assets. We have discussed the nature and the inherent judgment used in the application of our critical accounting policies with our audit committee.

SALES REBATES AND DISCOUNT ACCRUALS

Sales rebate and discount accruals are established in the same period as the related sales. The rebate/discount amounts are recorded as a deduction to arrive at our net sales and included in other current liabilities. Sales rebates/discounts that require the use of judgment in the establishment of the accrual include Medicaid, managed care, long-term-care, hospital, and various other government programs. We base our sales rebates and discount accruals primarily upon our historical rebate/discount payments made to our customer segment groups. We calculate these rebates/discounts based upon a percent of our sales for each of our products as defined by the statutory rates and the contracts with our various customer groups.

The largest of our sales rebate/discount amounts are rebates associated with the Medicaid rebate program. Although we generally accrue a liability for Medicaid rebates at the time the product is shipped, there is typically up to a six-month difference between the time in which we record sales of our products and the payment of the Medicaid rebate amounts to the state government. In determining the appropriate Medicaid rebate accrual amount, our assumptions consider our historical Medicaid rebate payments by product as a percent of our historical sales as well as any significant changes in sales trends, evaluation of the current Medicaid rebate laws and interpretations, the percent of our products that are sold to Medicaid recipients, and our product pricing and current rebate/discount contracts.

We believe that the accruals we have established for sales rebates and discounts are reasonable and appropriate based on current facts and circumstances. However, it is possible that other people applying reasonable judgment to the same facts and circumstances could develop a different accrual amount for sales rebates and discounts. A 5 percent change in the Medicaid rebate expense we recognized in 2002 would lead to an approximate $22 million effect on our income before income taxes.

PRODUCT LITIGATION LIABILITIES AND OTHER CONTINGENCIES

Product litigation liabilities and other contingencies are by their nature uncertain and are based upon complex judgments and probabilities. The factors we consider in developing our product litigation liability reserves and other contingent liability amounts include the merits and jurisdiction of the litigation, the nature and the number of other similar current and past litigation cases, the nature of the product and the current assessment of the science subject to the litigation, and the likelihood of settlement and current state of settlement discussions if any. In addition, we have accrued for certain product liability claims incurred, but not filed, to the extent we can formulate a reasonable estimate of their costs. We estimate these expenses based primarily on historical claims experience and data regarding product usage.

We also consider the insurance coverage we have to diminish the exposure. In assessing our insurance coverage, we consider the policy coverage limits and exclusions, the potential for denial of coverage by the insurance company, the financial position of the insurers, the possibility of and the length of time for collection, and the solvency of the insurers.

We believe that the accruals and related insurance recoveries we have established for product litigation liabilities and other contingencies are appropriate based on current facts and circumstances. However, it is possible that other people applying reasonable judgment to the same facts and circumstances could develop a different liability amount for product litigation liabilities and other contingencies or a different recovery amount from the insurance companies. A 5 percent change in the product litigation liabilities and other contingencies accrual would lead to an approximate $13 million effect on our income before income taxes; however, most of this effect would be expected to be offset by recoveries from our insurance coverages. A 5 percent change in the insurance recoveries estimate would lead to an approximate $6 million effect on our income before income taxes.

PENSION AND RETIREE MEDICAL PLAN ASSUMPTIONS

Pension benefit costs include assumptions for the discount rate, retirement age, and the expected return on plan assets. Retiree medical plan costs include assumptions for the discount rate, retirement age, the expected return on plan assets, and the health-care-cost trend rates. These assumptions have a significant effect on the amounts reported.

Periodically, we evaluate the discount rate and the expected return on plan assets in our defined benefit pension and retiree health benefit plans. For 2003, we decreased the assumed weighted-average discount rate from 7.2 percent to 6.8 percent for the pension plans and 6.9 percent for the retiree medical plans and reduced the assumed weighted-average expected return on plan assets from 10.5 percent to 9.26 percent for the pension plans and 9.25 percent for the retiree health plans. These changes in our discount rate and expected rate of return on plan assets will decrease income before taxes in 2003 by approximately $30 million and $50 million, respectively. Additionally, we increased our assumed health-care-cost trend rate from 6 percent to 10 percent for 2003. The impact of this change will decrease income before taxes in 2003 by approximately $10 million.

In making these changes in assumptions, we considered many factors, including an evaluation of the discount rates, expected return on plan assets (approximately 90 percent of which are equity instruments), the health-care-cost trend rates of other companies, our historical assumptions compared with actual results, an analysis of current market conditions, asset allocations, and the views of leading financial advisers and economists. In evaluating our expected retirement age assumption, we considered the retirement ages of our past employees eligible for pension and medical benefits together with our expectations of future retirement ages.

We believe our pension and retiree medical plan assumptions are appropriate based upon the above factors. However, it is possible that other people applying reasonable judgment to the same facts and circumstances could develop a different estimate of these factors. If the health-care-cost trend rates were to be increased by one percentage point each future year, the aggregate of the service cost and interest cost components of the 2002 annual expense would increase by approximately $16 million. A one-percentage-point decrease would decrease the aggregate of the 2002 service cost and interest cost by approximately $14 million. If the discount rate were to be changed by a quarter percentage point, income before income taxes would change by approximately $10 million. If the expected return on plan assets were to be changed by a quarter percentage point, income before income taxes would change by approximately $10 million. If our assumption regarding the expected age of future retirees were adjusted by one year, that would affect our income before income taxes by approximately $17 million.

VALUATION ALLOWANCES RECORDED AGAINST DEFERRED TAX ASSETS

We have recorded valuation allowances against certain of our deferred tax assets, primarily those that have been generated from net operating losses in certain taxing jurisdictions. In evaluating whether we would more likely than not recover these deferred tax assets, we have not assumed any future taxable income or tax planning strategies in the jurisdictions associated with these carryforwards. Implementation of tax planning strategies to recover these deferred tax assets or future income generation in these jurisdictions could lead to the reversal of these valuation allowances and additional income recognition.

We believe that our estimates for the valuation allowances reserved against the deferred tax assets are appropriate based on current facts and circumstances. However, it is possible that other people applying reasonable judgment to the same facts and circumstances could develop a different estimate of these factors. A 5 percent change in the valuation allowance would result in a change in net income of approximately $19 million.

OTHER MATTERS

As a result of preapproval plant inspections for Zyprexa IntraMuscular and Forteo in early 2001, the U.S. Food and Drug Administration (FDA) informed us of a number of observations and issued a warning letter regarding adherence to cGMP regulations. In response, we have been implementing comprehensive, companywide improvements in our manufacturing operations. In November 2001, following a reinspection of the manufacturing facilities for Zyprexa IntraMuscular and Forteo, the FDA noted additional observations, primarily relating to computer system validation, manufacturing process reviews, and data handling. In the spring of 2002, as part of cGMP inspection requirements and pre-approval inspections related to our product pipeline, the FDA conducted a comprehensive review of eight of our global manufacturing sites and issued reports summarizing the investigators’ findings. Fifty observations were noted in the combined inspection reports for the Indianapolis facilities. The findings primarily related to overly complex quality processes, insufficient technical expertise and oversight, and our need to improve our ability to identify the root cause of manufacturing deviations. The number of observations for the inspections outside Indianapolis ranged from zero to a maximum of 16 at one site. Two subsequent inspections, in Puerto Rico and Indianapolis, resulted in no observations at either site. In the fall of 2002, we provided the FDA with a comprehensive plan to upgrade our manufacturing and quality operations, particularly at our Indianapolis facilities, and have been engaged since then in discussions with the agency on our plan and its ongoing implementation. The FDA has not yet issued its final conclusions and recommendations. We are preparing for inspections in two of our Indianapolis facilities.

Although the FDA has not yet cleared all our manufacturing operations, the agency did approve Strattera and Forteo in November 2002. Approval of Zyprexa IntraMuscular and Cymbalta will depend on resolution of manufacturing issues in relevant Indianapolis facilities to the FDA’s satisfaction. The approval of Cialis is not expected to be affected since the manufacturing of this product is planned for outside Indianapolis. The timeline for resolution of these issues is difficult to predict. A manufacturer subject to a warning letter that fails to correct cGMP deficiencies to the agency’s satisfaction could be subject to interruption of production, recalls, seizures, fines, and other penalties.

In the U.S., pharmaceutical products are subject to increasing pricing pressures, which could be significantly affected by the current national debate over Medicare and Medicaid reform, as well as by actions by individual states to reduce pharmaceutical costs for Medicaid and other programs. Many proposals now being considered at the federal and state levels and, in some cases, implemented at the state level, may result in government agencies demanding discounts from pharmaceutical companies that may expressly or implicitly create price controls on prescription drugs. In addition, federal legislation and regulatory changes have been proposed that have the potential to limit the ability of pharmaceutical companies to enforce patent rights. Also, some U.S. lawmakers are considering proposals to legalize the wholesale importation of prescription drugs from Canada, a price-controlled jurisdiction. International operations are also generally subject to extensive and, in many cases, intensifying price and market regulations. As a result, we expect that pressures on pharmaceutical pricing will continue.

In April 2002, Lilly ICOS LLC, our joint venture with ICOS Corporation, received an approvable letter from the FDA for Cialis. FDA approval is contingent upon successful completion of additional clinical pharmacology studies, labeling discussions, and routine manufacturing inspections. We currently plan for FDA approval in the second half of 2003. See Legal and Environmental Matters for a discussion of U.S. patent litigation involving Cialis. Cialis was launched in the European Union in early 2003.

In September 2002, we received an approvable letter from the FDA for Cymbalta, a dual reuptake inhibitor for the treatment of depression. Approval is contingent upon labeling discussions and resolution of the outstanding manufacturing issues as discussed previously.

On November 26, 2002, the FDA approved Forteo for the treatment of osteoporosis in postmenopausal women who are at high risk for a fracture. Forteo was also approved to increase bone mass in men with primary osteoporosis who are at high risk for a fracture. Forteo was officially launched in December 2002. In December 2002, the European Committee for Proprietary Medicinal Products (CPMP) issued a positive opinion for the product under the proposed European brand name Forteo®. Following the CPMP’s positive opinion, the application will be reviewed by the European Commission (EC), which has authority to grant marketing authorization for the European Union. Lilly anticipates a decision from the EC in early 2003.

On November 26, 2002, the FDA approved Strattera, judging it safe and effective for the treatment of attention-deficit hyperactivity disorder (ADHD) in children, adolescents, and adults. Strattera is the first FDA-approved treatment for ADHD that is not a stimulant under the Controlled Substances Act. Strattera was officially launched in January 2003.

In the fourth quarter of 2002, we submitted olanzapine/fluoxetine combination (OFC) to the FDA for the treatment of bipolar depression and duloxetine for the treatment of stress urinary incontinence. We also began a rolling submission in the fourth quarter of 2002 for Alimta, the first potential approved treatment for malignant pleural mesothelioma, a rare lung cancer usually associated with exposure to asbestos. The rolling submission is expected to be completed in the fall of 2003.

In March 2002, we sold the U.S. marketing rights of the Darvon® and Darvocet-N® family of pain products to and entered into a supply agreement with NeoSan Pharmaceuticals (NeoSan), the commercialization business unit of aaiPharma, Inc. The purchase price of $211.4 million is being amortized to revenue over the expected three-year period in which we will manufacture the products for NeoSan.

In July 2002, we entered into an agreement with Quintiles whereby Quintiles will support us in commercializing Cymbalta in the U.S. Quintiles will provide, at its expense, more than 500 sales representatives to supplement our sales force promoting Cymbalta for five years following product launch. Quintiles is responsible for milestone payments and marketing reimbursements due us in stages, most of which were contingent upon our receipt of an approvable letter from the FDA (received in September 2002) and upon the launch of the product. We will pay Quintiles 8.25 percent of U.S. Cymbalta sales for depression and other neuroscience-related indications over the five-year promotion period and a 3 percent royalty over the following three years.

In November 2002, we entered into a long-term agreement with Boehringer Ingelheim GmbH (BI) to jointly develop and commercialize duloxetine for the treatment of stress urinary incontinence (SUI) on a worldwide basis (excluding Japan) and Cymbalta for the treatment of depression in countries outside the U.S. (excluding Japan). Under the terms of the agreement, in addition to the upfront payment, BI will make potential milestone payments we expect to receive during the next several years based upon successful attainment of certain regulatory approvals for depression, SUI, and other potential urinary incontinence indications and other performance criteria. None of these milestone amounts is expected to be material to any one reporting period. We will share approximately equally in the ongoing development and marketing costs with BI during the term of the agreement, and we will pay BI a commission rate, competitive with other major pharmaceutical product collaborations, on net sales in the respective territories.

In December 2002, we sold the marketing rights of Sarafem to Galen Holdings PLC (Galen) and entered into a supply agreement with Galen for the product. We will amortize the purchase price of $295 million to revenue over the three-year period in which we will manufacture Sarafem for Galen. The amortization will begin in 2003 as regulatory approval for the sale was not received until January 2003.

FINANCIAL EXPECTATIONS FOR 2003

For the first quarter and full year of 2003, excluding unusual items, we expect earnings per share to be in the range of $.57 to $.59 and $2.50 to $2.60, respectively. Our financial expectations for 2003 include continued, solid growth in Zyprexa sales. However, with increasing competitive pressure in the schizophrenia segment, we expect Zyprexa market share to dip slightly in the near term. We also expect 2003 gross margins to include an incremental, ongoing annual cost of approximately $200 million compared with 2002 levels as part of our strategy to ensure improvements and growth in capacity in our manufacturing operations. These costs are expected to be partially offset by a favorable sales mix of higher margin products.

Reported results for 2003 may include significant unusual charges related to restructuring and asset impairments. As noted above, our financial expectations exclude any unusual items, such as the potential charges that are described below.

In December 2002, we initiated a plan for eliminating approximately 700 positions worldwide in order to streamline our infrastructure. The employees affected by the elimination of these positions will be given the opportunity to fill open positions and new positions being created within the company in areas such as sales, manufacturing, and quality. Each affected employee has until the end of April to locate another position for which he or she is qualified. However, the affected employee also has an option to elect a voluntary severance package. Because we do not yet know how many employees will choose the voluntary severance package, we cannot currently estimate the expense associated with this plan. The expenses associated with this plan will be recorded during the first quarter of 2003 and potentially in the second quarter as the costs are incurred.

As part of our ongoing strategic review of our worldwide manufacturing activities, it is likely that decisions will be made during the first quarter of 2003 that will result in the impairment of certain manufacturing assets, primarily in the U.S. We do not anticipate that this review will result in any closure of facilities, but certain assets located at various manufacturing sites could be affected. Depending on decisions made, costs may be recognized in the first quarter of 2003.

Actual results could differ materially and will depend on, among other things, the continuing growth of our currently marketed products; developments with competitive products; the timing and scope of regulatory approvals, including the necessary FDA approvals of manufacturing operations in connection with pending NDAs; possible regulatory actions regarding cGMP compliance, including fines or penalties; the timing and success of new-product launches; foreign exchange rates; and the impact of state, federal, and foreign government pricing and reimbursement measures. We undertake no duty to update these forward-looking statements.

LEGAL AND ENVIRONMENTAL MATTERS

In February 2001, we were notified that Zenith Goldline Pharmaceuticals, Inc. (Zenith), had submitted an abbreviated new drug application (ANDA) seeking permission to market a generic version of Zyprexa in various dosage forms several years prior to the expiration of our U.S. patents for the product. Zenith alleges that our patents are invalid or not infringed. On April 2, 2001, we filed suit against Zenith in federal district court in Indianapolis seeking a ruling that Zenith’s challenge to the U.S. compound patent (expiring in 2011) is without merit. In May 2001, we were notified that Dr. Reddy’s Laboratories, Ltd. (Reddy), had also filed an ANDA covering two dosage forms, alleging that the patents are invalid or not infringed. On June 26, 2001, we filed a similar patent infringement suit against Reddy in federal district court in Indianapolis. Thereafter, we were notified that Reddy had filed an ANDA for additional dosage forms, and in February 2002, we filed an infringement suit in the same court based on Reddy’s additional ANDA. We received notice in August 2002 of a similar ANDA filing by Teva Pharmaceuticals, and in September 2002, we filed suit against Teva in the same court. The cases have been consolidated and are in the discovery stage. We currently expect a trial date to be scheduled for the fourth quarter of 2003. We believe that the generic manufacturers’ patent claims are without merit and we expect to prevail in this litigation. However, it is not possible to predict or determine the outcome of this litigation and, accordingly, we can provide no assurance that we will prevail. An unfavorable outcome could have a material adverse impact on our consolidated results of operations, liquidity, and financial position.

In October 2002, we were notified that Barr Laboratories, Inc. (Barr), had submitted an ANDA with the U.S. FDA seeking permission to market a generic version of Evista several years prior to the expiration of our U.S. patents covering the product, alleging that the patents are invalid or not infringed. On November 26, 2002, we filed suit against Barr in federal district court in Indianapolis seeking a ruling that Barr’s challenge to our patents claiming the method of use and pharmaceutical form (expiring from 2012 to 2017) are without merit. While we believe that Barr’s claims are without merit and expect to prevail, it is not possible to predict or determine the outcome of the litigation. Therefore, we can provide no assurance that we will prevail. An unfavorable outcome could have a material adverse impact on our consolidated results of operations, liquidity, and financial position.

In October 2002, Pfizer Inc. (Pfizer), filed a lawsuit in the United States District Court in Delaware against us, Lilly ICOS LLC, and ICOS Corporation alleging that the proposed marketing of Cialis for erectile dysfunction would infringe its newly issued method-of-use patent. Previously, Pfizer’s European method-of-use patent was held invalid in the European Patent Office and the U.K. counterpart to this patent was held invalid by the U.K. Court of Appeal. The case is in the preliminary stages. We intend to vigorously defend this lawsuit and expect to prevail. However, it is not possible to predict or determine the outcome of this litigation and, therefore, we can provide no assurance that we will prevail.

We are a defendant in numerous product liability suits involving primarily diethylstilbestrol (DES) and thimerosal. See Note 13 to the consolidated financial statements for further information on those matters.

Our worldwide operations are subject to complex and changing environmental and health and safety laws and regulations, which will continue to require capital investment and operational expenses. We have also been designated a potentially responsible party with respect to fewer than 10 sites under the federal environmental law commonly known as Superfund. For more information on those matters, see Note 13 to the consolidated financial statements.

While it is not possible to predict or determine the outcome of the patent, product liability, or other legal actions brought against us or the ultimate cost of environmental matters, we believe that, except as noted above with respect to the Zyprexa and Evista patent litigation, the costs associated with all such matters will not have a material adverse effect on our consolidated financial position or liquidity but could possibly be material to the consolidated results of operations in any one accounting period.

PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 —
A CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, we caution investors that any forward-looking statements or projections made by us, including those made in this document, are based on management’s expectations at the time they are made, but they are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Economic, competitive, governmental, technological, and other factors that may affect our operations and prospects are discussed above and in Exhibit 99 to our most recent report on Forms 10-Q and 10-K filed with the Securities and Exchange Commission.

Consolidated Statements of Income
ELI LILLY AND COMPANY AND SUBSIDIARIES
(Dollars in millions, except per-share data)

Year Ended December 31	2002	2001	2000

Net sales	$11,077.5	$11,542.5	$10,862.2

Cost of sales	2,176.5	2,160.2	2,055.7
Research and development	2,149.3	2,235.1	2,018.5
Marketing and administrative	3,424.0	3,417.4	3,228.3
Acquired in-process research and development (Note 3)	84.0	190.5	—
Asset impairment and other site charges (Note 4)	—	121.4	—
Interest expense	79.7	146.5	182.3
Other income-net (Note 3)	(293.7)	(280.7)	(481.3)

	7,619.8	7,990.4	7,003.5

Income before income taxes and extraordinary item	3,457.7	3,552.1	3,858.7
Income taxes (Note 11)	749.8	742.7	800.9

Income before extraordinary item	2,707.9	2,809.4	3,057.8
Extraordinary item, net of tax (Note 6)	—	(29.4)	—

Net income	$2,707.9	$2,780.0	$3,057.8

Earnings per share — basic (Note 10)
Income before extraordinary item	$2.51	$2.61	$2.83
Extraordinary item	—	(.03)	—

Net income	$2.51	$2.58	$2.83

Earnings per share — diluted (Note 10)
Income before extraordinary item	$2.50	$2.58	$2.79
Extraordinary item	—	(.03)	—

Net income	$2.50	$2.55	$2.79

See notes to consolidated financial statements.

Consolidated Balance Sheets
ELI LILLY AND COMPANY AND SUBSIDIARIES
(Dollars in millions)

December 31	2002	2001

Assets
Current Assets
Cash and cash equivalents	$1,945.9	$2,702.3
Short-term investments	1,708.8	1,028.7
Accounts receivable, net of allowances of $66.4 (2002) and $88.5 (2001)	1,670.3	1,406.2
Other receivables	403.9	289.0
Inventories	1,495.4	1,060.2
Deferred income taxes (Note 11)	331.7	223.3
Prepaid expenses	248.1	229.2

Total current assets	7,804.1	6,938.9

Other Assets
Prepaid pension (Note 12)	1,515.4	1,102.8
Investments (Note 5)	3,150.4	2,710.9
Sundry (Note 8)	1,279.1	1,149.1

	5,944.9	4,962.8
Property and Equipment	5,293.0	4,532.4

	$19,042.0	$16,434.1

Consolidated Balance Sheets
ELI LILLY AND COMPANY AND SUBSIDIARIES
(Dollars in millions) — Con’t.

December 31	2002	2001

Liabilities and Shareholders’ Equity
Current Liabilities
Short-term borrowings (Note 6)	$545.4	$286.3
Accounts payable	676.9	624.1
Employee compensation	231.7	381.9
Dividends payable	375.8	341.0
Income taxes payable (Note 11)	1,761.9	2,319.5
Other liabilities (Note 8)	1,471.8	1,250.2

Total current liabilities	5,063.5	5,203.0

Other Liabilities
Long-term debt (Note 6)	4,358.2	3,132.1
Other noncurrent liabilities (Note 8)	1,346.7	995.0

	5,704.9	4,127.1

Commitments and contingencies (Note 13)	—	—

Shareholders’ Equity (Notes 7 and 9)
Common stock — no par value Authorized shares: 3,200,000,000 Issued shares: 1,123,451,408 (2002) and 1,124,333,530 (2001)	702.1	702.7
Additional paid-in capital	2,610.0	2,610.0
Retained earnings	8,500.1	7,411.2
Employee benefit trust	(2,635.0)	(2,635.0)
Deferred costs — ESOP	(123.3)	(129.1)
Accumulated other comprehensive loss (Note 14)	(670.8)	(748.4)

	8,383.1	7,211.4
Less cost of common stock in treasury
2002 — 1,008,292 shares
2001 — 984,781 shares	109.5	107.4

	8,273.6	7,104.0

	$19,042.0	$16,434.1

See notes to consolidated financial statements

Consolidated Statements of Cash Flows
ELI LILLY AND COMPANY AND SUBSIDIARIES
(Dollars in millions)

Year Ended December 31	2002	2001	2000

Cash Flows From Operating Activities
Net income	$2,707.9	$2,780.0	$3,057.8
Adjustments To Reconcile Net Income to Cash Flows From Operating Activities
Depreciation and amortization	493.0	454.9	435.8
Change in deferred taxes	346.5	273.8	(442.7)
Gain on sale of Kinetra, net of tax	—	—	(214.4)
Acquired in-process research and development, net of tax	54.6	123.8	—
Asset impairment and other site charges, net of tax	—	78.9	—
Other, net	10.8	27.6	117.3

	3,612.8	3,739.0	2,953.8
Changes in operating assets and liabilities
Receivables — (increase) decrease	(321.1)	167.5	(165.4)
Inventories — (increase) decrease	(285.1)	(184.2)	9.8
Other assets — increase	(667.4)	(81.1)	(210.5)
Accounts payable and other liabilities — increase (decrease)	(268.5)	20.4	1,143.8

	(1,542.1)	(77.4)	777.7

Net Cash Provided by Operating Activities	2,070.7	3,661.6	3,731.5

Cash Flows From Investing Activities
Purchase of property and equipment	(1,130.9)	(884.0)	(677.9)
Disposals of property and equipment	36.8	31.6	5.1
Net change in short-term investments	(651.8)	(520.3)	(337.7)
Proceeds from sales and maturities of noncurrent investments	4,777.9	3,708.7	803.1
Purchase of noncurrent investments	(5,190.3)	(5,931.1)	(714.7)
Purchase of in-process research and development	(84.0)	(159.6)	—
Other, net	(232.1)	(210.1)	(134.4)

Net Cash Used in Investing Activities	(2,474.4)	(3,964.8)	(1,056.5)

Cash Flows From Financing Activities
Dividends paid	(1,335.8)	(1,207.2)	(1,126.0)
Purchase of common stock and other capital transactions	(385.2)	(545.7)	(1,052.8)
Issuances under stock plans	64.6	109.5	178.4
Net change in short-term borrowings	(18.0)	102.0	(203.0)
Proceeds from issuance of long-term debt	1,259.6	901.3	1.1
Repayments of long-term debt	(7.2)	(408.6)	(27.2)

Net Cash Used for Financing Activities	(422.0)	(1,048.7)	(2,229.5)
Effect of exchange rate changes on cash	69.3	(60.7)	(31.0)

Net increase (decrease) in cash and cash equivalents	(756.4)	(1,412.6)	414.5
Cash and cash equivalents at beginning of year	2,702.3	4,114.9	3,700.4

Cash and cash equivalents at end of year	$1,945.9	$2,702.3	$4,114.9

See notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income
ELI LILLY AND COMPANY AND SUBSIDIARIES
(Dollars in millions)

Year Ended December 31	2002	2001	2000

Net income	$2,707.9	$2,780.0	$3,057.8
Other comprehensive income (loss)
Foreign currency translation adjustments	273.6	(83.8)	(170.7)
Net unrealized gains (losses) on securities	(67.4)	47.7	(20.5)
Minimum pension liability adjustment	(4.6)	(95.6)	(33.6)
Effective portion of cash flow hedges	(217.9)	(42.0)	—

Other comprehensive loss before income taxes	(16.3)	(173.7)	(224.8)
Provision for income taxes related to
other comprehensive loss items	93.9	36.5	20.0

Other comprehensive gain (loss) (Note 14)	77.6	(137.2)	(204.8)

Comprehensive income	$2,785.5	$2,642.8	$2,853.0

See notes to consolidated financial statements.

Segment Information
ELI LILLY AND COMPANY AND SUBSIDIARIES
(Dollars in millions)

We operate in one significant business segment — pharmaceutical products. Operations of the animal health business segment are not material and share many of the same economic and operating characteristics as pharmaceutical products. Therefore, they are included with pharmaceutical products for purposes of segment reporting.

Year Ended December 31	2002	2001	2000

Net sales — to unaffiliated customers
Neurosciences	$4,668.3	$5,328.2	$5,157.6
Endocrinology	3,444.6	3,103.5	2,583.5
Oncology	893.1	739.1	580.5
Animal health	693.1	686.1	668.5
Cardiovascular	624.9	593.4	587.9
Anti-infectives	577.4	749.5	894.3
Other pharmaceutical	176.1	342.7	389.9

Net sales	$11,077.5	$11,542.5	$10,862.2

Geographic Information

Net sales — to unaffiliated customers[1]
United States	$6,536.1	$7,364.3	$7,002.9
Western Europe	2,155.4	1,953.1	1,773.9
Other foreign countries	2,386.0	2,225.1	2,085.4

	$11,077.5	$11,542.5	$10,862.2

Long-lived assets
United States	$4,725.1	$4,015.4	$3,621.0
Western Europe	997.1	767.9	735.3
Other foreign countries	673.3	519.6	472.1

	$6,395.5	$5,302.9	$4,828.4

[1]Net sales are attributed to the countries based on the location of the customer.

The largest category of products is the neurosciences group, which includes Zyprexa, Prozac, Permax®, and Strattera. Endocrinology products consist primarily of Humulin, Humalog, Actos, Evista, Forteo, and Humatrope®. Oncology products consist primarily of Gemzar. Animal health products include Tylan®, Rumensin®, Micotil®, Surmax®, Coban®, and other products for livestock and poultry. Cardiovascular products consist primarily of ReoPro, Xigris, and Dobutrex®. Anti-infectives include primarily Ceclor®, Vancocin®, and Keflex®. The other pharmaceutical product group includes primarily Axid® and other miscellaneous pharmaceutical products and services.

Most of the pharmaceutical products are distributed through wholesalers that serve pharmacies, physicians and other health care professionals, and hospitals. In 2002, our three largest wholesalers each accounted for between 16 percent and 17 percent of consolidated net sales. Further, they each accounted for between 12 percent and 14 percent of accounts receivable as of December 31, 2002. Animal health products are sold primarily to wholesale distributors.

Our business segments are distinguished by the ultimate end user of the product: humans or animals. Performance is evaluated based on profit or loss from operations before income taxes. The accounting policies of the individual segments are substantially the same as those described in the summary of significant accounting policies in Note 1 to the consolidated financial statements. Income before taxes for the animal health business was approximately $221 million, $204 million, and $180 million in 2002, 2001, and 2000, respectively.

The assets of the animal health business are intermixed with those of the pharmaceutical products business and are not separately determinable. Long-lived assets disclosed above consist of property and equipment and certain sundry assets.

We are exposed to the risk of changes in social, political, and economic conditions inherent in foreign operations, and our results of operations and the value of our foreign assets are affected by fluctuations in foreign currency exchange rates.

Selected Quarterly Data (unaudited)
ELI LILLY AND COMPANY AND SUBSIDIARIES
(Dollars in millions, except per-share data)

2002	Fourth	Third	Second	First

Net sales	$2,955.6	$2,785.6	$2,775.2	$2,561.1
Cost of sales	567.8	553.7	524.9	530.1
Operating expenses	1,495.1	1,337.4	1,460.7	1,280.1
Acquired in-process research and development	—	84.0	—	—
Other income — net	(51.3)	(52.3)	(54.6)	(55.8)
Income before income taxes	944.0	862.8	844.2	806.7
Net income	736.3	683.9	658.5	629.2
Earnings per share — basic	.68	.64	.61	.58
Earnings per share — diluted	.68	.63	.61	.58
Dividends paid per share	.31	.31	.31	.31
Common stock closing prices
High	69.00	61.84	78.34	80.28
Low	55.14	47.91	56.11	72.49

2001	Fourth		Third		Second	First

Net sales	$2,828.9		$2,874.4		$3,033.5	$2,805.7
Cost of sales	566.7		549.0		522.2	522.3
Operating expenses	1,472.6		1,431.9		1,463.6	1,284.4
Acquired in-process research and development	100.0		90.5		—	—
Asset impairment and other site charges	—		121.4		—	—
Other income — net	(51.7)		(33.7)		(13.4)	(35.4)
Income before income taxes and extraordinary item	741.3		715.3		1,061.1	1,034.4
Net income	575.4	[1]	570.1	[1]	827.7	806.8
Earnings per share — basic	.53		.53		.77	.75
Earnings per share — diluted	.53		.52		.76	.74
Dividends paid per share	.28		.28		.28	.28
Common stock closing prices
High	83.60		83.37		87.47	90.23
Low	74.73		73.65		73.15	71.83

Our common stock is listed on the New York, London, Tokyo, and other stock exchanges.

[1]	Extraordinary charges of $12.8 million and $16.6 million, net of a $6.8 million and $9.0 million income tax benefit, were recognized as a result of debt repurchased during the fourth quarter and third quarter of 2001, respectively.

Selected Financial Data (unaudited)
ELI LILLY AND COMPANY AND SUBSIDIARIES
(Dollars in millions, except per-share data)

	2002	2001	2000	1999	1998

Operations
Net sales	$11,077.5	$11,542.5	$10,862.2	$10,002.9	$9,236.8
Research and development	2,149.3	2,235.1	2,018.5	1,783.6	1,738.9
Other costs and expenses	5,470.5	5,755.3	4,985.0	4,973.9	4,832.9
Income from continuing operations before taxes and extraordinary item	3,457.7	3,552.1	3,858.7	3,245.4	2,665.0
Income taxes	749.8	742.7	800.9	698.7	568.7
Income from:
Continuing operations before extraordinary item	2,707.9	2,809.4	3,057.8	2,546.7	2,096.3
Discontinued operations	—	—	—	174.3	8.8
Net income	2,707.9	2,780.0 [2]	3,057.8	2,721.0	2,097.9 [2]
Income from continuing operations before extraordinary item as a percent of sales	24.4%	24.3%	28.2%	25.5%	22.7%
Per-share data — diluted:
Income from:
Continuing operations before extraordinary item	$2.50	$2.58	$2.79	$2.30	$1.87
Discontinued operations	—	—	—	.16	.01
Net income	2.50	2.55 [2]	2.79	2.46	1.87 [2]
Dividends declared per share	1.27	1.15	1.06	.95	.83
Weighted-average number of shares outstanding — diluted (thousands)	1,085,088	1,090,793	1,097,725	1,106,055	1,121,486

Financial Position
Current assets	$7,804.1	$6,938.9	$7,943.0	$7,055.5	$5,406.8
Current liabilities	5,063.5	5,203.0	4,960.7	3,935.4	4,607.2
Property and equipment — net	5,293.0	4,532.4	4,176.6	3,981.5	4,096.3
Total assets	19,042.0	16,434.1	14,690.8	12,825.2	12,595.5
Long-term debt	4,358.2	3,132.1	2,633.7	2,811.9	2,185.5
Shareholders’ equity	8,273.6	7,104.0	6,046.9	5,013.0	4,429.6

Supplementary Data[1]
Return on shareholders’ equity	35.2%	42.7%	55.3%	53.9%	46.2%
Return on assets	15.2%	18.0%	22.9%	21.3%	17.0%
Capital expenditures	$1,130.9	$884.0	$677.9	$528.3	$419.9
Depreciation and amortization	493.0	454.9	435.8	439.7	490.4
Effective tax rate	21.7%	20.9%	20.8%	21.5%	21.3%
Number of employees	43,700	41,100	35,700	31,300	29,800
Number of shareholders of record	56,200	57,700	59,200	62,300	62,300

[1]	All supplementary financial data have been computed using income from continuing operations except for capital expenditures and depreciation and amortization, which include amounts from discontinued operations. The number of employees reflects continuing operations, including controlled joint ventures.

[2]	Reflects the impact of an extraordinary item in 2001 (see Note 6) and 1998.

Notes to Consolidated Financial Statements
ELI LILLY AND COMPANY AND SUBSIDIARIES
(Dollars in millions, except per-share data)

Note 1: Summary of Significant Accounting Policies

Basis of presentation: The accounts of all wholly owned and majority-owned subsidiaries are included in the consolidated financial statements. Where our ownership of consolidated subsidiaries is less than 100 percent, the outside shareholders’ interests are reflected in other noncurrent liabilities. All intercompany balances and transactions have been eliminated.

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

Cash equivalents: We consider all highly liquid investments, generally with a maturity of three months or less, to be cash equivalents. The cost of these investments approximates fair value. If items meeting this definition are part of a larger investment pool, they are classified consistent with the classification of the pool.

Inventories: We state all inventories at the lower of cost or market. We use the last-in, first-out (LIFO) method for substantially all our inventories located in the continental United States, or approximately 45 percent of our total inventories. Other inventories are valued by the first-in, first-out (FIFO) method. Inventories at December 31 consisted of the following:

	2002	2001

Finished products	$482.9	$315.1
Work in process	816.3	489.6
Raw materials and supplies	242.7	264.9

	1,541.9	1,069.6
Reduction to LIFO cost	(46.5)	(9.4)

	$1,495.4	$1,060.2

Investments: Substantially all debt and marketable equity securities are classified as available-for-sale. Available-for-sale securities are carried at fair value with the unrealized gains and losses, net of tax, reported in other comprehensive income. Unrealized losses considered to be other than temporary are recognized in earnings currently. Factors we consider in making this evaluation include company-specific drivers of the decrease in stock price, status of projects in development, near-term prospects of the issuer, the length of time the value has been depressed, and the financial condition of the industry. Realized gains and losses on sales of available-for-sale securities are computed based upon initial cost adjusted for any other-than-temporary declines in fair value. Investments in companies over which we have significant influence but not a controlling interest are accounted for using the equity method with our share of earnings or losses reported in other income. We own no investments that are considered to be trading securities.

Derivative financial instruments: Our derivative activities are initiated within the guidelines of documented corporate risk-management policies and do not create additional risk because gains and losses on derivative contracts offset losses and gains on the assets, liabilities, and transactions being hedged. As derivative contracts are initiated, we designate the instruments individually as either a fair value hedge or a cash flow hedge. Management reviews the correlation and effectiveness of our derivatives on a quarterly basis.

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

We enter into foreign currency forward and option contracts to reduce the effect of fluctuating currency exchange rates (principally the Japanese yen and the euro). Generally, foreign currency derivatives used for hedging are put in place using the same or like currencies and duration as the underlying exposures. Forward contracts are principally used to manage exposures arising from subsidiary trade and loan payables and receivables denominated in foreign currency. These contracts are recorded at fair value with the gain or loss recognized in current earnings. The purchased option contracts are used to hedge anticipated foreign currency transactions, primarily intercompany inventory activities expected to occur within the next year. These contracts are designated as cash flow hedges of those future transactions and the impact on earnings is included in cost of sales. We may enter into foreign currency forward contracts and currency swaps as fair value hedges of firm commitments. Forward and option contracts generally have maturities not exceeding 12 months.

In the normal course of business, our operations are exposed to fluctuations in interest rates. These fluctuations can vary the costs of financing, investing, and operating. We address a portion of these risks through a controlled program of risk management that includes the use of derivative financial instruments. The objective of controlling these risks is to limit the impact of fluctuations in interest rates on earnings. Our primary interest rate risk exposure results from changes in short-term U.S. dollar interest rates. In an effort to manage interest rate exposures, we strive to achieve an acceptable balance between fixed and floating rate debt and investment positions and may enter into interest rate swaps or collars to help maintain that balance. Interest rate swaps or collars that convert our fixed rate debt or investments to a floating rate are designated as fair value hedges of the underlying instruments. Interest rate swaps or collars that convert floating rate debt or investments to a fixed rate are designated as cash flow hedges. Interest expense on the debt is adjusted to include the payments made or received under the swap agreements.

Goodwill and other intangibles: Other intangibles with finite lives arising from acquisitions and research alliances are amortized over their estimated useful lives, ranging from 5-10 years, using the straight-line method. Beginning with our adoption of Statement of Financial Accounting Standards (SFAS) 142 (Note 2) on January 1, 2002, goodwill is no longer amortized. Goodwill and other intangibles are reviewed to assess recoverability at least annually and when certain impairment indicators are present. Unamortized goodwill and other intangibles with finite lives were $94.7 million and $93.1 million, respectively, at December 31, 2002 and 2001, and were included in sundry assets in the consolidated balance sheets. We currently have no intangible assets with indefinite lives. No material impairments have occurred with respect to the carrying value of our goodwill or other intangible assets in 2002, 2001, or 2000. Amortization of goodwill in 2001 and 2000 was negligible for both periods.

Property and equipment: Property and equipment is stated on the basis of cost. Provisions for depreciation of buildings and equipment are computed generally by the straight-line method at rates based on their estimated useful lives (generally 12 to 50 years for buildings and 3 to 18 years for equipment).

At December 31, property and equipment consisted of the following:

	2002	2001

Land	$111.0	$99.8
Buildings	2,871.7	2,593.1
Equipment	5,148.4	4,776.8
Construction in progress	1,415.0	945.7

	9,546.1	8,415.4
Less allowances for depreciation	4,253.1	3,883.0

	$5,293.0	$4,532.4

Depreciation expense for 2002, 2001, and 2000 was $437.8 million, $414.9 million, and $393.5 million, respectively. Approximately $60.3 million, $61.5 million, and $43.1 million of interest costs were capitalized as part of property and equipment in 2002, 2001, and 2000, respectively. Total rental expense for all leases, including contingent rentals (not material), amounted to approximately $240.8 million, $207.1 million, and $172.3 million for 2002, 2001, and 2000, respectively. Capital leases included in property and equipment in the consolidated balance sheets, capital lease obligations entered into, and future minimum rental commitments are not material.

Revenue recognition: We recognize revenue from sales of products at the time title of goods passes to the buyer and the buyer assumes the risks and rewards of ownership. This is generally at the time products are shipped to the customer. Provisions for discounts and rebates to customers are established in the same period the related sales are recorded and are included in other current liabilities. Revenue from copromotion services (primarily Actos) is based upon net sales reported by our copromotion partner and, if applicable, the number of sales calls we perform. We immediately recognize the full amount of milestone payments due us upon the achievement of the milestone event if the event is substantive, objectively determinable, and represents an important point in the development life cycle of the pharmaceutical product. Milestone payments earned by us are generally recorded in other income-net. Initial fees we receive from the partnering of our compounds under development are amortized through the expected product approval date. Initial fees received from out-licensing agreements that include both the sale of marketing rights to our commercialized products and a related commitment to supply the products are generally recognized as net sales over the term of the supply agreement.

Research and development: We recognize as incurred the cost of directly acquiring assets to be used in the research and development process that have not yet received regulatory approval for marketing and for which no alternative future use has been identified. We generally recognize licensing milestone expense when the event requiring payment of the milestone occurs.

Income taxes: Deferred taxes are recognized for the future tax effects of temporary differences between financial and income tax reporting based on enacted tax laws and rates. Federal income taxes are provided on the portion of the income of foreign subsidiaries that is expected to be remitted to the United States and be taxable.

Earnings per share: We calculate basic earnings per share based on the weighted-average number of outstanding common shares and incremental shares. We calculate diluted earnings per share based on the weighted-average number of outstanding common shares plus the effect of dilutive stock options and other incremental shares.

Stock-based compensation: As discussed further in Note 7, we have elected to follow Accounting Principles Board (APB) Opinion 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for our stock options and performance awards. Under APB 25, because the exercise price of our employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized. However, SFAS 123, Accounting for Stock-Based Compensation, as amended by SFAS 148, Accounting for Stock-Based Compensation-Transition and Disclosure, requires us to present pro forma information as if we had accounted for our employee stock options and performance awards under the fair value method of that statement. For purposes of pro forma disclosure, the estimated fair value of the options and performance awards at the date of the grant is amortized to expense over the vesting period. The following table illustrates the effect on net income and earnings per share if we had applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation.

	2002	2001	2000

Net income, as reported	$2,707.9	$2,780.0	$3,057.8
Add: Compensation expense for stock-based performance awards included in reported net income, net of related tax effects	—	5.5	51.0
Deduct: Total stock-based employee compensation expense determined under fair-value-based method for all awards, net of related tax effects	(322.1)	(215.9)	(139.5)

Pro forma net income	$2,385.8	$2,569.6	$2,969.3

Earnings per share:
Basic, as reported	$2.51	$2.58	$2.83

Basic, pro forma	$2.22	$2.38	$2.75

Diluted, as reported	$2.50	$2.55	$2.79

Diluted, pro forma	$2.20	$2.36	$2.70

Note 2: Implementation of New Financial Accounting Pronouncements

In 2001, the Financial Accounting Standards Board (FASB) issued SFAS 142, Goodwill and Other Intangible Assets. SFAS 142 applies to all acquired intangible assets. It requires that goodwill and other identifiable intangible assets with an indefinite useful life not be amortized but instead be tested for impairment at least annually. Identifiable intangible assets are amortized when their useful life is determined to no longer be indefinite. The adoption of this statement on January 1, 2002, did not have a material impact on our consolidated financial position or results of operations.

In 2001, the FASB issued SFAS 143, Accounting for Asset Retirement Obligations. SFAS 143 requires companies to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred, which is adjusted to its present value each subsequent period. In addition, companies must capitalize a corresponding amount by increasing the carrying amount of the related long-lived asset, which is depreciated over the useful life of the related long-lived asset. We will adopt SFAS 143 effective as of January 1, 2003, and do not expect that this statement will have a material impact on our consolidated financial position or results of operations.

In 2001, the FASB issued SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS 144 provides additional restrictive criteria that are required to be met to classify an asset as held-for-sale. This statement also requires expected future operating losses from discontinued operations to be recorded in the period in which the losses are incurred (rather than as of the date management commits to a formal plan to dispose of a segment as previously required). In addition, more dispositions will qualify for discontinued operations treatment in the income statement. We adopted SFAS 144 effective January 1, 2002, and any future impairments or disposals of long-lived assets will be subject to this statement.

In 2002, the FASB issued SFAS 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. SFAS 145 eliminates the classification of debt extinguishments as extraordinary items. We will adopt this statement effective January 1, 2003, and our extraordinary item resulting from debt extinguishments in 2001 will be reclassified as interest expense. The adoption of this statement will have no impact on our net results of operations.

In 2002, the FASB issued SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Severance pay under SFAS 146, in many cases, would be recognized over the remaining service period rather than at the time the plan is communicated. The provisions of SFAS 146 are effective for exit or disposal activities that are initiated after December 31, 2002. We will adopt SFAS 146 for any actions initiated after January 1, 2003, and any future exit costs or disposal activities will be subject to this statement.

In 2002, the FASB issued FASB Interpretation (FIN) 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN 45 requires an issuer of a guarantee to recognize an initial liability for the fair value of the obligations covered by the guarantee. FIN 45 also addresses the disclosures required by a guarantor in interim and annual financial statements regarding obligations under guarantees. We will adopt the requirement for recognition of the liability for the fair value of guaranteed obligations prospectively for guarantees entered into after January 1, 2003. We adopted the disclosure provisions as of December 31, 2002.

In 2003, the FASB issued FIN 46, Consolidation of Variable Interest Entities. FIN 46 defines a variable interest entity (VIE) as a corporation, partnership, trust, or any other legal structure that does not have equity investors with a controlling financial interest or has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 requires consolidation of a VIE by the primary beneficiary of the assets, liabilities, and results of activities effective in 2003. FIN 46 also requires certain disclosures by all holders of a significant variable interest in a VIE that are not the primary beneficiary. We do not have any material investments in variable interest entities; therefore, the adoption of this interpretation will have no impact on our consolidated financial position or results of operations.

Note 3: Collaborations and Dispositions

In September 2002, we entered into a collaboration arrangement with Amylin Pharmaceuticals, Inc. (Amylin), to jointly develop and commercialize Amylin’s synthetic exendin-4 compound, a potential new treatment for type 2 diabetes. In 2001, we entered into collaboration arrangements with three companies. In August, we licensed from Isis Pharmaceuticals, Inc. (Isis), a non-small-cell lung cancer drug candidate and entered into an agreement regarding an ongoing research collaboration. In September, we entered into a collaboration with Bioprojet, Société Civile de Recherche, to jointly develop and commercialize a vasopeptidase inhibitor (fasidotril) for hypertension and chronic heart failure. In October, we entered into a collaboration with Minnesota Mining and Manufacturing Company to jointly develop and commercialize an immune response modifier (resiquimod) for various forms of herpes. The ongoing activity with respect to each of these agreements is not material to our research and development expenses.

These compounds are in the development phase (late Phase II / early Phase III clinical trials) and no alternative future uses were identified. As with many late Phase II / early Phase III compounds, launch of the products, if approved, was not expected in the near term. Our charge for acquired in-process research and development expense related to these arrangements totaled $84.0 million and $190.5 million in 2002 and 2001, respectively.

In conjunction with the collaboration arrangements with Amylin and Isis, we also entered into loan agreements with both parties. Following the successful completion of the ongoing clinical trials and contingent upon certain other events, we have agreed to loan Amylin up to $110 million during the development period of the product, repayable in cash or Amylin stock at our option. As of December 31, 2002, no loans to Amylin were outstanding. We have also agreed to loan Isis $100 million over the four-year term of the research agreement. The Isis loan is repayable at the end of the research agreement term in cash or Isis stock, at Isis’s option, using a conversion price of $40 per share. As of December 31, 2002, $47.5 million had been advanced to Isis pursuant to the terms of this agreement.

During the first quarter of 2000, we sold our interest in Kinetra LLC, a joint venture between us and EDS, to WebMD Corporation (WebMD) in exchange for shares of WebMD common stock. A gain of $214.4 million was recognized on the combined effect of the transaction and the subsequent sale of the majority of those shares of WebMD stock. The gain is included in other income in the consolidated statements of income.

Note 4: Asset Impairment and Other Site Charges

We periodically assess our worldwide manufacturing capacity to maximize the efficiency of our worldwide manufacturing operations. As a result of this strategic review, we recognized asset impairment and other site charges totaling $121.4 million in the third quarter of 2001. The charges principally consist of impairments of facilities and equipment that were substantially disposed of in 2002, termination of third-party manufacturing arrangements, and a plant closure in Taiwan. The impairment charges were necessary to adjust the carrying value of certain manufacturing assets to fair value. The fair value of the assets was estimated based upon anticipated future cash flows, discounted at a rate commensurate with the risk involved. Approximately $18 million of this charge was for severance-related costs, which were fully expended during 2002.

Note 5: Financial Instruments and Investments

Financial instruments that potentially subject us to credit risk consist principally of trade receivables and interest-bearing investments. Wholesale distributors of life-sciences products and managed care organizations account for a substantial portion of trade receivables; collateral is generally not required. The risk associated with this concentration is mitigated by our ongoing credit review procedures. We place substantially all our interest-bearing investments with major financial institutions, in U.S. government securities, or with top-rated corporate issuers. In accordance with documented corporate policies, we limit the amount of credit exposure to any one financial institution. We are exposed to credit-related losses in the event of nonperformance by counterparties to financial instruments but do not expect any counterparties to fail to meet their obligations given their high credit ratings.

Fair Value of Financial Instruments

A summary of our outstanding financial instruments and other investments at December 31 follows:

	2002		2001

	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Short-term investments
Debt securities	$1,708.8	$1,708.8	$1,028.7	$1,028.7
Noncurrent investments
Marketable equity	$85.9	$85.9	$179.6	$179.6
Debt securities	2,458.6	2,458.6	1,983.7	1,984.1
Equity method and other investments	605.9	N/A	547.6	N/A

	$3,150.4		$2,710.9

Long-term debt, including current portion	$4,643.6	$4,886.7	$3,144.3	$3,258.1

We determine fair values based on quoted market values where available or discounted cash flow analyses (principally long-term debt). The fair value of equity method investments is not readily available and disclosure is not required. The fair value and carrying amount of risk-management instruments in the aggregate were not material at December 31, 2002 and 2001. Approximately $3.1 billion of our investments in debt securities mature within five years.

A summary of the unrealized gains and losses (pretax) of our available-for-sale securities in other comprehensive income at December 31 follows:

	2002	2001

Unrealized gross gains	$77.4	$65.6
Unrealized gross losses	87.7	8.5

The net adjustment to unrealized gains and losses (net of tax) on available-for-sale securities increased (decreased) other comprehensive income by ($45.0) million, $34.3 million, and ($12.3) million in 2002, 2001, and 2000, respectively. Activity related to our available-for-sale investment portfolio was as follows:

	2002	2001	2000

Proceeds from sales	$3,724.2	$1,826.3	$773.8
Realized gross gains on sales	57.0	14.1	71.6
Realized gross losses on sales	35.2	0.1	16.5

During the years ended December 31, 2002 and 2001, net losses related to ineffectiveness and net losses related to the portion of fair value and cash flow hedging instruments excluded from the assessment of effectiveness were not material.

We expect to reclassify approximately $44.7 million of pretax net losses on cash flow hedges of anticipated foreign currency transactions and the variability in expected future interest payments on floating rate debt, from accumulated other comprehensive loss to earnings during 2003. This assumes that short-term interest rates remain unchanged from the prevailing rates at December 31, 2002.

Note 6: Borrowings

Long-term debt at December 31 consisted of the following:

	2002	2001

6.00 to 7.13 percent notes (due 2012-2036)	$1,287.4	$787.4
5.50 to 8.38 percent notes (due 2003-2006)	711.4	711.4
Floating rate bonds (due 2008-2031)	666.6	505.0
Private placement bonds (due 2007)	542.8	—
Floating rate capital securities (due 2029)	525.0	525.0
8.38 percent eurodollar bonds (due 2005)	150.0	150.0
Resettable coupon capital securities (due 2029)	300.0	300.0
6.55 percent ESOP debentures (due 2017)	95.6	96.6
Other, including capitalized leases	130.8	64.6
SFAS 133 fair value adjustment	234.0	4.3

	4,643.6	3,144.3
Less current portion	285.4	12.2

	$4,358.2	$3,132.1

In July 2002 and May 2001, we issued $150.0 million and $250.0 million, respectively, of floating rate bonds that mature in 2031. The variable interest rate on these bonds is at LIBOR (1.4 percent at December 31, 2002) and beginning May 15, 2004, will adjust every six months to reflect our six-month credit spread. The interest accumulates over the life of the bonds and is payable upon maturity. We have an option to begin periodic interest payments any time after May 15, 2004. At the time of option exercise, we would owe all previously accrued interest on the bonds. Additionally, in July 2002, we executed a $542.8 million private placement note with a financial institution. Principal and interest are due semiannually over the five-year term of this note. In conjunction with this note, we entered into an interest rate swap agreement with the same financial institution, which converts the fixed rate into a variable rate of interest at essentially LIBOR over the term of the note. In March 2002, we issued $500.0 million of 10-year 6.0 percent bonds. In addition, in 2001, we issued $400.0 million of 5.5 percent notes due July 2006 and $249.5 million of floating rate bonds due October 2008.

The floating rate capital securities and the resettable coupon capital securities are subordinated to the notes, bonds, and debentures listed above. The floating rate capital securities pay cumulative interest at an annual rate equal to LIBOR plus a predetermined spread, reset quarterly. The rates at December 31, 2002 and 2001, were 2.86 percent and 3.41 percent, respectively. The securities may be redeemed any time on or after August 5, 2004, for a defined redemption price. The resettable coupon capital securities pay cumulative interest at an annual rate of 7.72 percent until August 1, 2004. At this date and every fifth anniversary thereafter, the interest rate will be reset equal to the weekly average interest rate of U.S. treasury securities having an index maturity of five years for the week immediately preceding the reset date plus a predetermined spread. The securities may be redeemed on August 1, 2004, and anytime thereafter for a defined redemption price.

The 6.55 percent Employee Stock Ownership Plan (ESOP) debentures are obligations of the ESOP but are shown on the consolidated balance sheet because we guarantee them. The principal and interest on the debt are funded by contributions from us and by dividends received on certain shares held by the ESOP. Because of the amortizing feature of the ESOP debt, bondholders will receive both interest and principal payments each quarter.

In 2001, we repurchased $188.6 million of 8.38 percent notes due in 2006, $14.0 million of 6.77 percent notes due in 2036, and $198.6 million of 7.13 percent notes due in 2025. As a result of this debt repurchase, we recognized an extraordinary charge of $29.4 million, net of a $15.8 million income tax benefit.

The aggregate amounts of maturities on long-term debt for the next five years are as follows: 2003, $285.4 million; 2004, $130.6 million; 2005, $282.0 million; 2006, $641.5 million; and 2007, $130.9 million.

At December 31, 2002 and 2001, short-term borrowings included $260.0 million and $274.1 million, respectively, of notes payable to banks. Included in short-term borrowings are $250.0 million of 4.23 percent one-year resettable notes issued in March 2001. The notes have a final maturity of 2011. Annually, we will remarket or redeem the notes at the option of the underwriter. At December 31, 2002, unused committed lines of credit totaled approximately $1.23 billion. Compensating balances and commitment fees are not material, and there are no conditions that are probable of occurring under which the lines may be withdrawn.

We have converted substantially all fixed rate debt to floating rates through the use of interest rate swaps. The weighted-average effective borrowing rate based on debt obligations and interest rates at December 31, 2002 and 2001, including the effects of interest rate swaps for hedged debt obligations, was 3.5 percent and 4.2 percent, respectively.

Cash payments of interest on borrowings totaled $54.6 million, $126.4 million, and $195.9 million in 2002, 2001, and 2000, respectively.

In accordance with the requirements of SFAS 133, the portion of our fixed-rate debt obligations that is hedged is reflected in the consolidated balance sheet as an amount equal to the sum of the debt’s carrying value plus the fair value adjustment representing changes in fair value of the hedged debt attributable to movements in market interest rates subsequent to the inception of the hedge.

Note 7: Stock Plans

Stock options are granted to employees at exercise prices equal to the fair market value of the company’s stock at the dates of grant. Generally, options vest 100 percent 3 years from the grant date and have a term of 10 years. Performance awards are granted to officers and key employees and are payable in shares of our common stock. The number of performance award shares actually issued, if any, varies depending upon the achievement of certain earnings targets. In general, performance awards vest 100 percent at the end of the second fiscal year following the grant date. No performance awards were granted in 2002.

We issued a grant under the GlobalShares program in 2001. Essentially all employees were given an option to buy 125 shares of our stock at a price equal to the fair market value of our stock on the date of the grant. Options to purchase approximately 4.3 million shares were granted as part of the program in 2001. Individual grants generally become exercisable on or after the third anniversary of the grant date and have a term of 10 years.

In the fourth quarter of 2000, we changed the timing of the annual option grant to management from the fourth quarter to the first quarter of the following year. This resulted in a reduction in options granted in 2000. We also issued a special stock option grant in 2001 to global management and all employees in the U.S. and Puerto Rico. This option grant was designed to retain and motivate employees affected by the compensation changes due to the Prozac patent expiration. Options to purchase approximately 10.0 million shares were granted as part of this program at a price equal to the fair market value on the date of the grant. Approximately 7.3 million of these options vested in 2002 with the remainder vesting in 2003.

We have elected to follow APB Opinion 25 and related interpretations in accounting for our stock options and performance awards. See Note 1 for a calculation of our net income and earnings per share under the fair value method pursuant to SFAS 123.

The weighted-average per-share fair values of the individual options and performance awards granted during 2002, 2001, and 2000 were as follows on the date of grant:

	2002	2001	2000

Employee stock options	$25.98	$26.59	$29.25
Performance awards	N/A	78.86	93.06

The fair values of the options calculated in accordance with SFAS 123 were determined using a Black-Scholes option-pricing model with the following assumptions:

	2002	2001	2000

Dividend yield	1.54%	1.80%	2.26%
Volatility	35.00%	33.10%	32.70%
Risk-free interest rate	3.14%	4.58%	5.02%
Forfeiture rate	0	0	0
Expected life	7 years	7 years	7 years

Stock option activity during 2000-2002 is summarized below:

	Shares of
	Common Stock	Weighted-Average
	Attributable to Options	Exercise
	(in thousands)	Price of Options

Unexercised at January 1, 2000	53,723	$43.08
Granted	1,315	86.75
Exercised	(9,242)	22.33
Forfeited	(671)	64.97

Unexercised at December 31, 2000	45,125	48.28
Granted	26,883	76.10
Exercised	(4,298)	26.72
Forfeited	(612)	71.20

Unexercised at December 31, 2001	67,098	60.60
Granted	14,133	74.33
Exercised	(3,357)	21.18
Forfeited	(1,819)	70.95

Unexercised at December 31, 2002	76,055	64.65

The following table summarizes information concerning outstanding and exercisable options at December 31, 2002 (shares in millions, contractual life in years):

	Options Outstanding			Options Exercisable

Weighted-
		Average	Weighted-		Weighted-
Range of		Remaining	Average		Average
Exercise	Number	Contractual	Exercise	Number	Exercise
Prices	Outstanding	Life	Price	Exercisable	Price

$10 - $25	10.17	2.09	$19.31	10.17	$19.31
$25 - $65	8.86	5.07	53.11	8.13	52.79
$65 - $75	32.77	7.23	72.00	18.13	70.42
$75 - $95	24.26	8.90	77.93	8.18	78.88

Shares exercisable at December 31, 2002, 2001, and 2000, were 44.6 million, 35.2 million, and 26.1 million, respectively.

As noted above, the number of shares ultimately issued for the performance award program is dependent upon the earnings achieved during the vesting period. Pursuant to this plan, approximately 0.4 million shares, 0.8 million shares, and 1.2 million shares were issued in 2002, 2001, and 2000, respectively. No shares will be issued in 2003.

At December 31, 2002, additional options, performance awards, or restricted stock grants may be granted under the 2002 Lilly Stock Plan and the Lilly GlobalShares Stock Plan for not more than 87.7 million shares and 0.7 million shares, respectively.

Note 8: Other Assets and Other Liabilities

Our sundry assets include our capitalized computer software, prepaid retiree health benefit (Note 12), goodwill and other intangibles (Note 1), estimated insurance recoveries from our product litigation and environmental contingencies (Note 13), long-term deferred income tax assets (Note 11), and a variety of other items. The increase in sundry assets is primarily attributable to an increase in capitalized computer software.

Our other current liabilities include our sales discount and rebate accruals including our Medicaid rebate accrual, deferred income from our collaboration agreements and outlicensing arrangements, other taxes, deferred income taxes payable (Note 11), interest payable, and a variety of other items. The increase in other current liabilities is primarily attributable to deferred income from our collaboration agreements and outlicensing arrangements.

Our other noncurrent liabilities include the accrued liabilities from our pension and retiree health plans (Note 12), deferred income taxes (Note 11), product liability litigation and environmental accruals (Note 13), deferred income from our collaboration agreements and outlicensing arrangements, and a variety of other items. The increase in other noncurrent liabilities is primarily attributable to deferred income from collaboration agreements and outlicensing arrangements and deferred income taxes.

None of the components of sundry assets exceeds five percent of total assets and none of the components of other current liabilities or other noncurrent liabilities exceeds five percent of total liabilities.

Note 9: Shareholders’ Equity

Changes in certain components of shareholders’ equity were as follows:

				Common Stock in Treasury
	Additional		Deferred
	Paid-in	Retained	Costs-	Shares
	Capital	Earnings	ESOP	(in thousands)	Amount

Balance at January 1, 2000	$—	$4,985.6	$(139.9)	989	$108.3
Net income		3,057.8
Cash dividends declared per share: $1.06		(1,158.4)
Retirement of treasury shares	(1,117.6)			(15,256)	(1,126.9)
Purchase for treasury	34.3			14,794	1,089.8
Issuance of stock under employee stock plans	405.6			494	39.8
Issuance of stock for employee benefit trust	2,610.0
ESOP transactions	16.7		4.9
Other	(0.6)	(0.2)		(14)	(1.5)
Reclassification	661.6	(661.6)

Balance at December 31, 2000	2,610.0	6,223.2	(135.0)	1,007	109.5
Net income		2,780.0
Cash dividends declared per share: $1.15		(1,232.8)
Retirement of treasury shares	(581.8)			(7,368)	(586.7)
Purchase for treasury	(24.8)			7,176	571.0
Issuance of stock under employee stock plans	229.0			170	13.6
ESOP transactions	18.4		5.9
Other	0.1	(0.1)
Reclassification	359.1	(359.1)

Balance at December 31, 2001	2,610.0	7,411.2	(129.1)	985	107.4
Net income		2,707.9
Cash dividends declared per share: $1.27		(1,370.7)
Retirement of treasury shares	(393.9)			(4,677)	(396.8)
Purchase for treasury				4,532	389.2
Issuance of stock under employee stock plans	131.8			168	9.7
ESOP transactions	13.8		5.8
Reclassification	248.3	(248.3)

Balance at December 31, 2002	$2,610.0	$8,500.1	$(123.3)	1,008	$109.5

As of December 31, 2002, we have purchased $1.80 billion of our announced $3.0 billion share repurchase program. We acquired approximately 4.5 million, 7.2 million, and 14.8 million shares in 2002, 2001, and 2000, respectively, under our share repurchase programs.

In connection with our share repurchase programs, we have entered into agreements to purchase shares of our stock. As of December 31, 2002, we have agreements to purchase up to approximately 3.0 million shares of our stock from an independent third party at various times through the expiration of the agreements in December 2003 at prices ranging from $85 to $100 per share and with a weighted average of approximately $93 per share. The number of shares to be purchased will be reduced ratably each quarter through the expiration of the agreements. Our objective in entering into the above agreements was to reduce the average price of repurchased shares.

We have five million authorized shares of preferred stock. As of December 31, 2002 and 2001, no preferred stock has been issued.

In 2000, we funded an employee benefit trust with 40 million shares of Lilly common stock to provide a source of funds to assist us in meeting our obligations under various employee benefit plans. The funding had no net impact on shareholders’ equity as we consolidated the employee benefit trust. The cost basis of the shares held in the trust was $2.64 billion and is shown as a reduction in shareholders’ equity, which offsets the resulting increases of $2.61 billion in additional paid-in capital and $25 million in common stock. Any dividend transactions between us and the trust are eliminated. Stock held by the trust is not considered outstanding in the computation of earnings per share.

We have an ESOP as a funding vehicle for the existing employee savings plan. The ESOP used the proceeds of a loan from us to purchase shares of common stock from the treasury. The ESOP issued $200 million of third-party debt, repayment of which was guaranteed by us (see Note 6). The proceeds were used to purchase shares of our common stock on the open market. Shares of common stock held by the ESOP will be allocated to participating employees annually through 2017 as part of our savings plan contribution. The fair value of shares allocated each period is recognized as compensation expense.

Under a Shareholder Rights Plan adopted in 1998, all shareholders receive, along with each common share owned, a preferred stock purchase right entitling them to purchase from the company one one-thousandth of a share of Series B Junior Participating Preferred Stock (the Preferred Stock) at a price of $325. The rights are exercisable only after the Distribution Date, which is generally the 10th business day after the date of a public announcement that a person (the Acquiring Person) has acquired ownership of 15 percent or more of our common stock. We may redeem the rights for $.005 per right up to and including the Distribution Date. The rights will expire on July 28, 2008, unless we redeem them earlier.

The plan provides that, if an Acquiring Person acquires 15 percent or more of our outstanding common stock and our redemption right has expired, generally each holder of a right (other than the Acquiring Person) will have the right to purchase at the exercise price the number of shares of our common stock that have a value of two times the exercise price.

Alternatively, if, in a transaction not approved by the board of directors, we are acquired in a business combination transaction or sell 50 percent or more of our assets or earning power after a Distribution Date, generally each holder of a right (other than the Acquiring Person) will have the right to purchase at the exercise price the number of shares of common stock of the acquiring company that have a value of two times the exercise price.

At any time after an Acquiring Person has acquired 15 percent or more but less than 50 percent of our outstanding common stock, the board of directors may exchange the rights (other than those owned by the Acquiring Person) for our common stock or Preferred Stock at an exchange ratio of one common share (or one one-thousandth of a share of Preferred Stock) per right.

Note 10: Earnings per Share

The following is a reconciliation of the denominators used in computing earnings per share before extraordinary item:

	2002	2001	2000

	(Shares in thousands)
Income before extraordinary item available to common shareholders	$2,707.9	$2,809.4	$3,057.8

Basic earnings per share
Weighted-average number of common shares outstanding, including incremental shares	1,076,922	1,077,497	1,081,559

Basic earnings per share before extraordinary item	$2.51	$2.61	$2.83

Diluted earnings per share
Weighted-average number of common shares outstanding	1,076,873	1,077,390	1,081,409
Stock options and other incremental shares	8,215	13,403	16,316

Weighted-average number of common shares outstanding — diluted	1,085,088	1,090,793	1,097,725

Diluted earnings per share before extraordinary item	$2.50	$2.58	$2.79

Note 11: Income Taxes

Following is the composition of income taxes before extraordinary item:

	2002	2001	2000

Current
Federal	$140.1	$313.4	$928.4
Foreign	306.3	247.9	322.4
State	(13.4)	16.6	(7.2)

	433.0	577.9	1,243.6
Deferred
Federal	366.1	240.5	(81.2)
Foreign	(47.3)	34.6	(58.6)
State	(2.0)	0.2	0.9

	316.8	275.3	(138.9)
Utilization of capital loss carryforwards	—	(110.5)	(303.8)

Income taxes	$749.8	$742.7	$800.9

Significant components of our deferred tax assets and liabilities as of December 31 are as follows:

	2002	2001

Deferred tax assets
Sale of intangibles	$485.3	$416.4
Other carryforwards	398.4	354.9
Compensation and benefits	250.0	230.2
Asset purchases	103.0	95.0
Tax credit carryforwards and carrybacks	93.6	321.3
Inventory	61.3	89.5
Other	467.6	304.6

	1,859.2	1,811.9
Valuation allowances	(382.2)	(332.2)

Total deferred tax assets	1,477.0	1,479.7

Deferred tax liabilities
Prepaid employee benefits	(626.6)	(474.0)
Property and equipment	(480.4)	(528.0)
Unremitted earnings	(115.6)	(63.9)
Other	(84.7)	(19.4)

Total deferred tax liabilities	(1,307.3)	(1,085.3)

Deferred tax assets — net	$169.7	$394.4

At December 31, 2002, we had other carryforwards for international and U.S. income tax purposes of $142.9 million: $93.9 million will expire within five years and $32.3 million thereafter; $16.7 million of the carryforwards will never expire. The primary component of the remaining portion of the deferred tax asset for other carryforwards is related to net operating losses for state income tax purposes that are fully reserved. We also have tax credit carryforwards of $93.6 million available to reduce future income taxes: $54.6 million will expire within five years and $23.9 million thereafter; $15.1 million of the tax credit carryforwards will never expire.

Domestic and Puerto Rican companies contributed approximately 28 percent, 55 percent, and 56 percent in 2002, 2001, and 2000, respectively, to consolidated income before income taxes and extraordinary item. At December 31, 2002, we had an aggregate of $8.0 billion of unremitted earnings of foreign subsidiaries that have been, or are intended to be, permanently reinvested for continued use in foreign operations and that, if distributed, would result in taxes at approximately the U.S. statutory rate. We have a subsidiary operating in Puerto Rico under a tax incentive grant that begins to expire at the end of 2007. Cash payments of income taxes totaled $864.0 million, $320.0 million, and $294.0 million in 2002, 2001, and 2000, respectively.

We reached agreement with the Internal Revenue Service (IRS) in 2002 with respect to its examination of the tax years 1996 and 1997. Resolution of the examination did not have a material adverse effect on our consolidated financial position, results of operations, or liquidity. The increase in cash payments of income taxes in 2002 is primarily attributable to this resolution.

Following is a reconciliation of the effective income tax rate applicable to income before extraordinary item:

	2002	2001	2000

United States federal statutory tax rate	35.0%	35.0%	35.0%
Add (deduct) International operations, including Puerto Rico	(12.6)	(13.9)	(12.9)
General business credits	(0.7)	(1.1)	(1.2)
Sundry	—	0.9	(0.1)

Effective income tax rate	21.7%	20.9%	20.8%

Note 12: Retirement Benefits

The change in benefit obligation, change in plan assets, funded status, and amounts recognized in the consolidated balance sheets at December 31 for our defined benefit pension and retiree health benefit plans were as follows:

	Defined Benefit
	Pension Plans		Retiree Health Benefits
	2002	2001	2002	2001

Change in benefit obligation
Benefit obligation at beginning of year	$3,598.7	$3,380.1	$928.2	$751.3
Service cost	170.2	156.0	34.0	28.7
Interest cost	254.3	242.4	64.5	53.8
Actuarial loss	61.8	88.5	104.6	135.6
Benefits paid	(234.9)	(218.0)	(73.5)	(64.7)
Retiree medical plan changes	—	—	(151.0)	—
Foreign currency exchange rate changes and other adjustments	91.0	(50.3)	4.8	23.5

Benefit obligation at end of year	3,941.1	3,598.7	911.6	928.2

Change in plan assets
Fair value of plan assets at beginning of year	3,182.1	3,732.1	373.4	349.2
Actual return on plan assets	(224.9)	(382.3)	(46.1)	(37.6)
Employer contribution	402.7	63.1	161.1	126.5
Benefits paid	(234.9)	(218.0)	(73.5)	(64.7)
Foreign currency exchange rate changes and other adjustments	36.3	(12.8)	.1	—

Fair value of plan assets at end of year	3,161.3	3,182.1	415.0	373.4

Funded status	(779.8)	(416.6)	(496.6)	(554.8)
Unrecognized net actuarial loss	2,028.0	1,142.7	698.9	531.1
Unrecognized prior service cost (benefit)	78.3	209.6	(148.6)	1.7

Net amount recognized	$1,326.5	$935.7	$53.7	$(22.0)

Amounts recognized in the consolidated balance sheet consisted of
Prepaid pension	$1,515.4	$1,102.8	$127.3	$42.9
Accrued benefit liability	(398.1)	(371.7)	(73.6)	(64.9)
Accumulated other comprehensive income before income taxes	209.2	204.6	—	—

Net amount recognized	$1,326.5	$935.7	$53.7	$(22.0)

	Defined Benefit		Retiree Health
	Pension Plans		Benefits
	2002	2001	2002	2001
(Percents)
Weighted-average assumptions as of December 31 Discount rate	6.8	7.2	6.9	7.2
Expected return on plan assets	9.26	10.5	9.25	10.5
Rate of compensation increase	3.0-5.5	3.5-8.0	—	—

Health-care-cost trend rates were assumed to increase at an annual rate of 6 percent in 2002 and 10 percent in 2003, decreasing 1 percent per year to 6 percent in 2007 and thereafter.

The projected benefit obligation, accumulated benefit obligation, and fair value of the plan assets for the defined benefit pension plans with projected benefit obligations in excess of plan assets were $3.94 billion, $3.47 billion, and $3.16 billion, respectively, as of December 31, 2002, and $778.3 million, $673.0 million, and $325.1 million, respectively, as of December 31, 2001. As a result of declines in the fair value of plan assets, the projected benefit obligations exceeded the plan assets for two additional plans in 2002. The plan assets in our defined benefit pension plans and retiree medical plans are composed substantially of equity instruments.

Net pension and retiree health benefit expense included the following components:

	Defined Benefit			Retiree Health
	Pension Plans			Benefits
	2002	2001	2000	2002	2001	2000

Components of net periodic benefit cost
Service cost	$170.2	$156.0	$130.1	$34.0	$28.7	$23.2
Interest cost	254.3	242.4	219.6	64.5	53.8	49.6
Expected return on plan assets	(398.0)	(382.3)	(341.0)	(50.8)	(40.1)	(30.1)
Amortization of prior service cost	16.1	19.3	16.9	(0.7)	0.1	0.1
Recognized actuarial loss	21.9	9.8	5.9	36.0	23.6	21.9

Net periodic benefit cost	$64.5	$45.2	$31.5	$83.0	$66.1	$64.7

If the health-care-cost trend rates were to be increased by one percentage point each future year, the December 31, 2002, accumulated postretirement benefit obligation would increase by 18 percent and the aggregate of the service cost and interest cost components of the 2002 annual expense would increase by 16 percent. A one-percentage-point decrease in these rates would decrease the December 31, 2002, accumulated postretirement benefit obligation by 15 percent and the aggregate of the 2002 service cost and interest cost by 14 percent.

We have defined contribution savings plans that cover our eligible employees worldwide. The purpose of these defined contribution plans is generally to provide additional financial security during retirement by providing employees with an incentive to save. Our contributions to the plan are based on employee contributions and the level of our match. Expenses under the plans totaled $41.7 million, $39.3 million, and $65.2 million for the years 2002, 2001, and 2000, respectively.

We provide certain other postemployment benefits primarily related to disability benefits and accrue for the related cost over the service lives of employees. Expenses associated with these benefit plans in 2002, 2001, and 2000 were not significant.

Note 13: Contingencies

In February 2001, we were notified that Zenith Goldline Pharmaceuticals, Inc. (Zenith), had submitted an abbreviated new drug application (ANDA) seeking permission to market a generic version of Zyprexa in various dosage forms several years prior to the expiration of our U.S. patents for the product. Zenith alleges that our patents are invalid or not infringed. On April 2, 2001, we filed suit against Zenith in federal district court in Indianapolis seeking a ruling that Zenith’s challenge to the U.S. compound patent (expiring in 2011) is without merit. In May 2001, we were notified that Dr. Reddy’s Laboratories, Ltd. (Reddy), had also filed an ANDA covering two dosage forms, alleging that the patents are invalid or not infringed. On June 26, 2001, we filed a similar patent infringement suit against Reddy in federal district court in Indianapolis. Thereafter, we were notified that Reddy had filed an ANDA for additional dosage forms and in February 2002, we filed an infringement suit in the same court based on Reddy’s additional ANDA. We received notice in August 2002 of a similar ANDA filing by Teva Pharmaceuticals, and in September 2002, we filed suit against Teva in the same court. The cases have been consolidated and are in the discovery stage. We currently expect a trial date to be scheduled for the fourth quarter of 2003. We believe that the generic manufacturers’ patent claims are without merit and we expect to prevail in this litigation. However, it is not possible to predict or determine the outcome of this litigation and, accordingly, we can provide no assurance that we will prevail. An unfavorable outcome could have a material adverse impact on our consolidated results of operations, liquidity, and financial position.

In October 2002, we were notified that Barr Laboratories, Inc. (Barr), had submitted an ANDA with the U.S. FDA seeking permission to market a generic version of Evista several years prior to the expiration of our U.S. patents covering the product, alleging that the patents are invalid or not infringed. On November 26, 2002, we filed suit against Barr in federal district court in Indianapolis seeking a ruling that Barr’s challenges to our patents claiming the method of use and pharmaceutical form (expiring from 2012 to 2017) are without merit. While we believe that Barr’s claims are without merit and expect to prevail, it is not possible to predict or determine the outcome of the litigation. Therefore we can provide no assurance that we will prevail. An unfavorable outcome could have a material adverse impact on our consolidated results of operations, liquidity, and financial position.

We have been named as a defendant in numerous product liability lawsuits, involving primarily diethylstilbestrol (DES) and thimerosal. We have accrued for our estimated exposure with respect to all current product liability claims. In addition, we have accrued for certain product liability claims incurred, but not filed, to the extent we can formulate a reasonable estimate of their costs. We estimate these expenses based primarily on historical claims experience and data regarding product usage. We expect the cash amounts related to the accruals to be paid out over the next several years. A portion of the costs associated with defending and disposing of these suits is covered by insurance. We estimate insurance recoverables based on existing deductibles, coverage limits, and the existing and projected future level of insolvencies among the insurance carriers.

Under the Comprehensive Environmental Response, Compensation, and Liability Act, commonly known as Superfund, we have been designated as one of several potentially responsible parties with respect to fewer than 10 sites. Under Superfund, each responsible party may be jointly and severally liable for the entire amount of the cleanup. We also continue remediation of certain of our own sites. We have accrued for estimated Superfund cleanup costs, remediation, and certain other environmental matters, taking into account, as applicable, available information regarding site conditions, potential cleanup methods, estimated costs, and the extent to which other parties can be expected to contribute to payment of those costs. We have reached a settlement with our primary liability insurance carrier and certain excess carriers providing for coverage for certain environmental liabilities. Litigation seeking coverage from certain other excess carriers is ongoing.

The environmental liabilities and litigation accruals have been reflected in our consolidated balance sheet at the gross amount of approximately $267.4 million at December 31, 2002. Estimated insurance recoverables of approximately $111.7 million at December 31, 2002, have been reflected as assets in the consolidated balance sheet.

While it is not possible to predict or determine the outcome of the patent, product liability, or other legal actions brought against us or the ultimate cost of environmental matters, we believe that, except as noted above with respect to the Zyprexa and Evista patent litigation, the costs associated with all such matters will not have a material adverse effect on our consolidated financial position or liquidity but could possibly be material to the consolidated results of our operations in any one accounting period.

Note 14: Other Comprehensive Income (Loss)

The accumulated balances related to each component of other comprehensive income (loss) were as follows:

	Foreign Currency	Unrealized Gains	Minimum Pension		Accumulated Other
	Translation	(Losses) on	Liability	Effective Portion	Comprehensive
	Gains (Losses)	Securities	Adjustment	of Cash Flow Hedges	Income (Loss)

Beginning balance at January 1, 2002	$(630.1)	$42.1	$(134.8)	$(25.6)	$(748.4)
Other comprehensive income (loss)	273.6	(45.0)	(3.0)	(148.0)	77.6

Balance at December 31, 2002	$(356.5)	$(2.9)	$(137.8)	$(173.6)	$(670.8)

The amounts above are net of income taxes. The income taxes related to other comprehensive income were not significant as income taxes were generally not provided for foreign currency translation.

The unrealized gains (losses) on securities is net of reclassification adjustments of $11.3 million, $12.3 million, and $43.9 million, net of tax, in 2002, 2001, and 2000, respectively, for net realized gains on sales of securities included in net income. The effective portion of cash flow hedges is net of reclassification adjustments of $6.5 million, net of tax, in 2002 for interest expense on interest rate swaps designated as cash flow hedges and $16.5 million, net of tax, in 2001 for realized gains on foreign currency options.

Generally, the assets and liabilities of foreign operations are translated into U.S. dollars using the current exchange rate. For those operations, changes in exchange rates generally do not affect cash flows; therefore, resulting translation adjustments are made in shareholders’ equity rather than in income.

Responsibility for Financial Statements

Eli Lilly and Company and Subsidiaries

Management of Eli Lilly and Company is responsible for the fair presentation of the financial statements and has full responsibility for their accuracy and integrity. The statements have been prepared in accordance with generally accepted accounting principles in the United States and include amounts based on judgments and estimates by management.

We have global financial policies that govern critical areas, including internal controls, financial accounting and reporting, fiduciary accountability, and safeguarding of corporate assets. Our internal accounting control systems are designed to provide reasonable assurance that assets are safeguarded, that transactions are executed in accordance with management’s authorization and are properly recorded, and that accounting records are adequate for preparation of financial statements and other financial information. The design, monitoring, and revision of internal accounting control systems involve, among other things, management’s judgments with respect to the relative cost and expected benefits of specific control measures. A staff of internal auditors regularly monitors, on a worldwide basis, the adequacy and effectiveness of internal accounting controls. The general auditor reports directly to the audit committee of the board of directors.

In addition to the system of internal accounting controls, we maintain a code of conduct (known as the Red Book) that applies to all employees worldwide, requiring proper overall business conduct, avoidance of conflicts of interest, compliance with laws, and confidentiality of proprietary information. The Red Book is reviewed on a periodic basis with employees worldwide and all employees are required to report suspected violations. A hotline number is published in the Red Book to enable employees to report suspected violations anonymously. Employees who report suspected violations are protected from discrimination or retaliation by the company. In addition to the Red Book, all financial management must agree, in writing, to a financial code of ethics, which further reinforces their fiduciary responsibilities.

The financial statements have been audited by Ernst & Young LLP, independent auditors. Their responsibility is to examine our consolidated financial statements in accordance with generally accepted auditing standards in the United States and to express their opinion with respect to the fairness of presentation of the statements. Ernst & Young reports directly to the audit committee of the board of directors.

Our audit committee comprises four nonemployee members of the board of directors, all of whom are independent from our company. The committee charter, which is published in the proxy statement, outlines the members’ roles and responsibilities and is consistent with the newly enacted corporate reform laws and regulations. It is the audit committee’s responsibility to appoint independent auditors subject to shareholder ratification, approve both audit and nonaudit services performed by the independent auditors, and review the reports submitted by them. The audit committee meets several times during the year with management, the internal auditors, and the independent auditors to discuss audit activities, internal controls, and financial reporting matters, including reviews of our externally published financial results. The internal auditors and the independent auditors have full and free access to the committee.

We are dedicated to ensuring that we maintain the high standards of financial accounting and reporting that we have established. We are committed to providing financial information that is transparent, timely, complete, relevant, and accurate. Our culture demands integrity and an unyielding commitment to strong internal practices and policies. Finally, we have the highest confidence in our financial reporting, underlying system of internal controls, and our people, who are objective in their responsibilities and operate under a code of conduct and the highest level of ethical standards.

Sidney Taurel
Chairman of the Board,
   President, and Chief Executive Officer

Charles E. Golden
Executive Vice President and
   Chief Financial Officer

January 30, 2003

Report of Independent Auditors

Board of Directors and Shareholders
Eli Lilly and Company

We have audited the accompanying consolidated balance sheets of Eli Lilly and Company and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, cash flows, and comprehensive income for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Eli Lilly and Company and subsidiaries at December 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

                           Ernst & Young LLP

Indianapolis, Indiana

January 30, 2003

Appendix to Exhibit 99.1

Graphs in Annual Report to Shareholders
for the Year Ended December 31, 2002

Set forth below, converted to tabular format, are the graphs contained in the paper format of the Company’s Annual Report to Shareholders that are contained in Exhibit 99.1.

Graph #1—Six Key Growth Products Collectively Delivered 22 Percent Increase

($ millions; percentages represent changes from 2001)

Product	Amount	Percent

Zyprexa	$602	20
Humalog	206	33
Evista	157	24
Gemzar	152	21
Xigris	79	NM
Actos	31	9

Our six major growth products-Zyprexa, Humalog, Evista, Gemzar, Xigris, and Actos-generated $1.23 billion of incremental net sales and $6.7 billion of total net sales in 2002. Combined, these products grew 22 percent for the year. Zyprexa became our first product with net sales outside the U.S. in excess of $1 billion.

Graph #2—Six Key Growth Products Collectively Accounted for 61 Percent of 2002 Net Sales

($ millions)

	Prozac/Sarafem/Prozac
Year	Weekly	Anti-Infectives	Other	Growth Products

98	30%	12%	36%	22%
99	26%	10%	35%	29%
00	24%	8%	31%	37%
01	17%	7%	28%	48%
02	7%	5%	27%	61%

Combined net sales of the company’s key growth products-Zyprexa, Humalog, Gemzar, Evista, Xigris, and Actos-increased by 22 percent over 2001, representing $6.7 billion, or 61 percent of total net sales, compared with 48 percent in 2001.

Graph #3—Revenues

($ millions)

Product	Amount

Zyprexa	$3,689
Humulin	1,004
Gemzar	875
Humalog	834
Evista	822
Prozac/Sarafem/Prozac Weekly	734
Actos	392
ReoPro	384
Humatrope	329
Monensin	201

In total, 10 products spanning various therapeutic classes each had annual revenues in excess of $200 million.

Graph #4—Gross Margin

(as a percent of total net sales)

Year	Amount

98	78.2%
99	79.0%
00	81.1%
01	81.3%
02	80.4%

Gross margin as a percent of sales decreased by 0.9 percentage points, to 80.4 percent. This decline was due to the decline in Prozac sales and increased costs associated with manufacturing improvements, offset partially by a favorable sales mix of other higher margin products and favorable manufacturing throughput from increased volume of product manufactured.

Graph #5—Research and Development

($ millions; percent of net sales)

Year	Amount	Percent

98	1,738.9	18.8
99	1,783.6	17.8
00	2,018.5	18.6
01	2,235.1	19.4
02	2,149.3	19.4

Worldwide research and development expenditures were $2.15 billion in 2002. As a percentage of sales, this investment is the highest in our industry peer group and demonstrates an unbroken chain of commitment to finding answers for a wide range of serious, unmet medical needs. During 2003 and 2004, we hope to launch as many as four new products in addition to Forteo, Strattera, and Cialis.

Graph #6—Capital Expenditures

($ millions)

Year	Amount

98	419.9
99	528.3
00	677.9
01	884.0
02	1,130.9

Capital expenditures increased 28 percent from 2001. The continued heavy investment supported various manufacturing and research initiatives and related infrastructure. In 2003, we expect near-term capital expenditures to increase from 2002 levels due to continuing investment in research and manufacturing capacity to support our growing product portfolio.

Graph #7—Dividends Paid per Share

(dollars)

Year	Amount

98	0.80
99	0.92
00	1.04
01	1.12
02	1.24

Dividends paid during 2002 increased 11 percent over 2001. We have declared a first-quarter 2003 dividend of $.335 per share, an 8 percent increase over first-quarter 2002. For the past 35 years, dividends have increased at an average rate greater than 11 percent annually. This record clearly reflects our continued commitment to delivering outstanding shareholder value.

Graph #8—Return on Shareholders’ Equity

(based on income from continuing operations before extraordinary item divided by average shareholders’ equity)

Year	Amount

98	46.2%
99	53.9%
00	55.3%
01	42.7%
02	35.2%

Return on shareholders’ equity declined during 2002 as a result of declining sales related to the first full year of Prozac patent expiration and our continued heavy investment in support of our promising pipeline and six key growth products.