Form 10-K, Exhibit 13
period 2003-12-31
LILLY ELI & CO
filed 2004-03-15
CIK 59478

EXHIBIT 13. ANNUAL REPORT TO SHAREHOLDERS FOR THE YEAR ENDED DECEMBER 31, 2003

REVIEW OF OPERATIONS

EXECUTIVE OVERVIEW

This section provides an overview of our financial results, product launches and late-stage product pipeline developments, progress in improving our manufacturing operations, expected acquisition of Applied Molecular Evolution, Inc. (AME), in 2004, and legislative-related activities affecting the pharmaceutical industry.

Financial Summary

Net income was $2.56 billion, or $2.37 per share, in 2003 and $2.71 billion, or $2.50 per share, in 2002, decreases of 5 percent. We achieved strong worldwide sales growth of 14 percent, to $12.58 billion; however, in order to position ourselves for sustained growth in an increasingly competitive environment, we chose to significantly increase our investments in a number of areas. To ensure the successful launches of our new products discussed below, we substantially increased our sales and marketing efforts. In addition, we made substantial investments in our manufacturing operations and research and development activities. These reinvestments into the business, together with lower net other income, negatively affected earnings in 2003. In addition, comparisons between 2003 and 2002 are influenced by the impact of the following items that are reflected in the operating results (see Notes 3 and 4 to the consolidated financial statements for additional information):

2003

•	We streamlined our infrastructure in the first quarter of 2003, resulting in severance-related and other charges of $52.5 million (pretax), which decreased earnings per share by $.03 in that quarter.

•	We recognized asset impairments, primarily relating to manufacturing assets in the U.S., totaling $114.6 million (pretax) in the first quarter and $28.3 million (pretax) in the fourth quarter, which decreased earnings per share by approximately $.07 and $.02 in the first and fourth quarters of 2003, respectively.

•	Separately, we recognized asset impairments and other charges of $186.8 million (pretax) in the first quarter of 2003 related primarily to our common stock ownership and loan agreements with Isis Pharmaceuticals, Inc. (Isis), which decreased earnings per share by $.13 in the first quarter of 2003.

•	In the fourth quarter of 2003, we recorded a gain of $65.0 million (pretax) related to the sale of patent rights to dapoxetine for development in the field of genitourinary disorders to PPD, Inc., which increased earnings per share by $.04 in that quarter.

2002

•	In the third quarter of 2002, we recognized a charge of $84.0 million (pretax) for acquired in-process research and development related to a collaboration arrangement with Amylin Pharmaceuticals, Inc. (Amylin), to jointly develop and commercialize exenatide, a potential new treatment for type 2 diabetes, which decreased earnings per share by approximately $.05 in that quarter.

Recent Product Launches and Late-Stage Product Pipeline Developments

Our long-term success depends, to a great extent, on our ability to continue to discover and develop innovative pharmaceutical products and acquire or collaborate on compounds currently in development by other biotechnology or pharmaceutical companies. We have achieved a number of successes with recent product launches and late-stage pipeline developments, including:

•	Strattera, the first treatment approved by the U.S. Food and Drug Administration (FDA) for attention-deficit hyperactivity disorder (ADHD) that is not a stimulant, was officially launched in January 2003. We completed the European submission for Strattera in the third quarter of 2003.

•	Forteo, a treatment for osteoporosis in postmenopausal women and to increase bone mass in men with primary osteoporosis, was officially launched in December 2002. We received an approval in Europe during June of 2003.

•	Cialis, a new treatment for male erectile dysfunction, was launched by us and ICOS Corporation (ICOS) in several key international markets during 2003 and launched in the U.S. in early December 2003.

•	Symbyax was launched in January 2004. Symbyax, a combination of olanzapine (the active ingredient in Zyprexa) and fluoxetine (the active ingredient in Prozac) is the first FDA-approved medication for bipolar depression, a notoriously difficult-to-treat condition that afflicts millions of Americans.

•	Alimta, a treatment for malignant pleural mesothelioma, was approved by the FDA in February 2004. In addition, we have submitted Alimta for approval for second-line non-small-cell lung cancer (NSCLC) in the U.S. and malignant pleural mesothelioma and second-line NSCLC in Europe.

•	Cymbalta, a treatment for depression, received an approvable letter from the FDA in the fall of 2003. The FDA recently indicated that it does not currently believe a preapproval inspection for Cymbalta will be necessary. However, a preapproval inspection remains at the discretion of the FDA. We have submitted our complete response to the approvable letter and our best estimate for U.S. approval and launch is the summer of 2004.

•	Duloxetine for the treatment of stress urinary incontinence received an approvable letter from the FDA in the fall of 2003. Final FDA approval is contingent upon successful completion of additional acute preclinical and clinical pharmacology, label negotiations, and preapproval inspection. We currently anticipate approval in Europe in 2004 and U.S. approval in late 2004 or the first half of 2005.

Graph: Nine Key Growth Products Accounted for 66 Percent of 2003 Sales. (See data table on page 38)

Manufacturing Update

As a result of preapproval plant inspections for Zyprexa IntraMuscular and Forteo in early 2001, the FDA informed us of a number of observations and issued a warning letter regarding adherence to current Good Manufacturing Practices (cGMP) regulations. In response, we have been implementing comprehensive, companywide improvements in our manufacturing operations. In the fall of 2002, we provided the FDA with a comprehensive plan to upgrade our manufacturing and quality operations, particularly at our injectable and dry products facilities in Indianapolis.

     In late October 2003, the FDA advised us that the agency now considers our injectable and dry products facilities in Indianapolis to have reached a level of cGMP compliance that will allow for FDA preapproval site inspections for products under review. No further regulatory action is expected at this time. In December 2003, a preapproval site inspection for Zyprexa IntraMuscular was successfully completed. Although the FDA assessment is an important milestone, we still have considerable work to do to reach our ultimate goal of building and sustaining world-class manufacturing, product and process development, and quality capabilities.

Acquisition of Applied Molecular Evolution, Inc.

In November 2003, we agreed to acquire AME in a cash and stock transaction for approximately $400 million, net of the cash acquired. We expect to close the merger in the first quarter of 2004. In addition to acquiring the rights to two compounds currently under development, we expect the acquisition of AME to create synergies that will accelerate our ability to discover and optimize biotherapeutic drugs for cancer, inflammatory diseases, and critical care, as well as diabetes and obesity, areas where proteins are of great therapeutic benefit. See Note 3 to the consolidated financial statements for additional information regarding the acquisition of AME.

Legislative-Related Activity and Litigation

In the United States, prescription drugs are subject to increasing pricing pressure at both the federal and state levels. In December 2003, President Bush signed into law the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (MMA), providing a prescription drug benefit under the Medicare program beginning in 2006. This is expected to put downward pressure on prescription drug prices. This pressure may be offset by volume increases, but the business impact of this legislation will not be known until implementation in 2006. While the MMA retains the authority of the Secretary of Health and Human Services to prohibit the importation of prescription drugs, several bills have been introduced that would remove that authority and allow for the immediate importation of products into the U.S. regardless of their safety or cost. Such legislation would likely have a negative effect on our U.S. sales.

     As a result of the passage of the MMA, all the aged and many of the disabled Medicaid recipients will receive their benefits through the Medicare program in the future. This should relieve some state budget pressures but is unlikely to result in less pricing pressure at the state level. A number of states have begun to implement supplemental rebates and restricted formularies in their Medicaid programs. Several states are also attempting to extend discounted Medicaid prices to non-Medicaid patients. Additionally, over 25 states are considering proposals that would result in the importation of prescription drugs for state employees, state beneficiaries, and, in some cases, state citizens. As a result, we expect pressures on pharmaceutical pricing to continue.

     International operations are also generally subject to extensive price and market regulations, and there are many proposals for additional cost-containment measures, including proposals that would directly or indirectly impose additional price controls or reduce the value of our intellectual property protection.

     Certain generic manufacturers have challenged

our U.S. compound patent for Zyprexa and are seeking permission to market generic versions of Zyprexa prior to the patent expiration in 2011. We expect the trial regarding the defense of these patents, which began in January 2004, to conclude in the first quarter of 2004. A ruling from the trial court is expected in the second or third quarter of 2004 with appeals expected to follow. See the Legal and Environmental Matters section for further information.

Graph: Revenues (See data table on page 39)

OPERATING RESULTS—2003

Sales

Our worldwide sales for 2003 increased 14 percent, to $12.58 billion, due primarily to the strong performance of Zyprexa, a treatment for schizophrenia, acute bipolar mania, and bipolar maintenance; diabetes care products; Gemzar, an oncolytic product; and Evista, an osteoporosis treatment and prevention agent; and the sales related to the launches of Strattera, Cialis, and Forteo. Sales in the U.S. increased 10 percent, to $7.17 billion. Sales outside the U.S. increased 19 percent, to $5.41 billion. Worldwide sales reflected a volume increase of 7 percent with global selling prices contributing 2 percent and an increase due to favorable changes in exchange rates contributing 5 percent.

     Zyprexa had worldwide sales of $4.28 billion in 2003, an increase of 16 percent. Sales in the U.S. increased 4 percent, to $2.64 billion. Continuing competitive pressures contributed to slower sales growth in the U.S. In September 2003, the FDA requested updated product labeling for all atypical antipsychotics that includes a warning statement about the risk of diabetes. The FDA’s decision to implement class labeling reinforces our long-standing position that the risk for diabetes should be considered among patients with severe mental illness regardless of medication choice. In early 2004, the American Diabetes Association issued an opinion paper, which states that second-generation antipsychotics differ in their diabetes risk profiles. These findings are in direct conflict with the FDA’s recent class labeling language. Despite an increasingly competitive environment, we believe the product, together with Symbyax, still has sales growth potential in the U.S. We expect U.S. sales to benefit from the recent approval of a bipolar maintenance indication and the anticipated near-term approval of Zyprexa IntraMuscular. Sales outside the U.S. increased 42 percent, to $1.64 billion. Excluding the impact of exchange rates, our sales outside the U.S. grew 26 percent. The strong international sales growth of Zyprexa was primarily driven by increased unit volume attributable to the bipolar mania indication and the ongoing conversion from typical to atypical antipsychotics and, to a lesser extent, the impact of exchange rates. Zyprexa recorded strong growth in several key markets, including several major European Union countries and in Japan. We expect continued strong overseas growth of the product in 2004. Zyprexa recently received U.S. and European approvals for bipolar maintenance. Zyprexa IntraMuscular has recently been launched in Australia, Canada, and Europe, and we currently expect U.S. approval in the first half of 2004.

     Diabetes care products, composed primarily of Humulin, biosynthetic human insulin; Humalog, our insulin analog; and Actos, an oral agent for the treatment of type 2 diabetes, had aggregate worldwide revenues of $2.57 billion in 2003, an increase of 12 percent. Diabetes care revenues in the U.S. increased 10 percent, to $1.57 billion. Diabetes care revenues outside the U.S. increased 17 percent, to $1.00 billion. Humulin had worldwide sales of $1.06 billion, an increase of 6 percent. Humulin sales in the U.S. decreased 2 percent, to $507.5 million. Humulin sales outside the U.S. increased 13 percent, to $552.9 million. Humalog became a billion-dollar product in 2003 with worldwide sales of $1.02 billion, an increase of 22 percent. Humalog sales in the U.S. increased 25 percent, to $658.6 million. Humalog sales outside the U.S. increased 19 percent, to $362.7 million. In 2004, we expect our worldwide insulin franchise to have little or no growth primarily due to expected continued competitive pressure on prescription volume. Actos revenues, the majority of which represent service revenues from a copromotion agreement in the U.S. with Takeda Pharmaceuticals North America (Takeda), increased 10 percent in 2003, to $431.2 million. Actos is manufactured by Takeda Chemical Industries, Ltd., and sold in the U.S. by Takeda.

     Gemzar became a billion-dollar product in 2003 with worldwide sales of $1.02 billion, an increase of 17 percent. Sales in the U.S. increased 8 percent, to $522.4 million. Sales outside the U.S. increased 27 percent, to $499.3 million. We recently submitted Gemzar in the U.S. for the treatment of late-stage metastatic breast cancer.

     Evista had worldwide sales of $922.1 million in

2003, an increase of 12 percent. Sales in the U.S. increased 5 percent, to $655.5 million. The U.S. growth was negatively affected by the exit of patients from the osteoporosis prevention market. In early 2004, Evista received regulatory approval in Japan. Sales outside the U.S. increased 36 percent, to $266.6 million.

     Prozac, an antidepressant; Prozac Weekly™; and Sarafem®, a prescription treatment for premenstrual dysphoric disorder, a severe form of premenstrual syndrome (collectively, fluoxetine products), had combined worldwide sales of $645.1 million, a decrease of 12 percent. Fluoxetine product sales decreased 12 percent, to 398.6 million, in the U.S. and decreased 13 percent, to 246.5 million, outside the U.S. The declines were due to continuing generic competition.

     Anti-infectives had worldwide sales of $489.9 million in 2003, a decrease of 15 percent. Sales outside the U.S. decreased 19 percent, to $420.1 million. Lower worldwide sales of anti-infectives were primarily due to continuing generic competition.

     In November 2002, the FDA approved Strattera for the treatment of attention-deficit hyperactivity disorder in children, adolescents, and adults. Strattera sales were $370.3 million for 2003. Recently, regulatory authorities approved Strattera for marketing in Australia, Argentina, and Mexico. We expect Strattera to be a significant contributor to our sales growth in 2004.

     ReoPro, a cardiovascular agent, had worldwide sales of $364.4 million in 2003, a decrease of 5 percent. Sales in the U.S. decreased 19 percent, to $201.4 million, due to continuing competitive pressures, and sales outside the U.S. increased 20 percent, to $163.0 million.

     Cialis was launched in 2003 in several markets outside the U.S. by Lilly and ICOS. Cialis was launched the U.S. in early December 2003. Cialis had total sales of $203.3 million in 2003. Of this total, $73.5 million represent sales in our exclusive territories and are reported in our net sales. The remaining Cialis sales relate to the joint-venture territories of Lilly ICOS LLC (North America and Europe) and are reported in the Lilly ICOS joint-venture income statement along with related expenses. We report our 50 percent share of the operating results of the joint venture in our net other income. In early 2004, Lilly ICOS began a direct-to-consumer advertising campaign in the U.S. We will continue to increase our direct-to-consumer advertising activities in print and on television.

     Xigris, a treatment for severe sepsis, had worldwide sales of $160.4 million in 2003, an increase of 60 percent compared with 2002. Sales in the U.S. were $109.2 million in 2003, an increase of 22 percent compared with 2002. Sales outside the U.S. totaled $51.2 million in 2003.

     Forteo was officially launched in December 2002 and we received an approval in Europe during June 2003. Forteo sales were $65.3 million in 2003. We have implemented a staged launch of Forteo in the U.S. During the first stage in 2003, we focused on approximately 8,000 doctors who specialize in the treatment of osteoporosis. We are currently expanding our selling efforts in the next stage of our launch to encompass an additional 15,000 primary care physicians who treat osteoporosis.

     Animal health products had worldwide sales of $726.6 million in 2003, an increase of 5 percent. Sales in the U.S. increased 2 percent, to $309.8 million. Sales outside the U.S. increased 7 percent, to $416.8 million.

     Payments to states under federally mandated Medicaid rebate and state pharmaceutical assistance programs reduced 2003 sales by $567.6 million compared with $438.2 million in 2002. The increase is primarily due to increased U.S. sales of Zyprexa and higher use of Zyprexa among Medicaid patients.

Gross Margin, Costs, and Expenses

The 2003 gross margin decreased to 78.7 percent of sales compared with 80.4 percent for 2002. This decrease was attributed primarily to increased costs associated with quality improvements and growth in capacity of our manufacturing operations and the impact of foreign exchange rates, offset partially by favorable changes in product mix due to growth in sales of higher margin products.

Graph: Gross Margin (see data table on page 39)

     Operating expenses (the aggregate of research and development and marketing and administrative expenses) increased 15 percent in 2003. Investment in research and development increased 9 percent, to $2.35 billion, due to increased clinical-trial expenses, the impact of foreign exchange rates, and milestone payments to Amylin for successful Phase III studies of exenatide. Maintaining our strong commitment to innovation, we invested approximately 19 percent of our sales in research and development efforts in 2003. Marketing and administrative expenses increased 18 percent compared with 2002, attributable primarily to increased marketing expenses in support of the new product launches, the preparation for anticipated launches, and the impact of foreign exchange rates.

Graph: Research and Development (see data table on page 39)

     Net other income for 2003 was $203.1 million, a decrease of $90.6 million. The decrease was primarily due to lower interest and miscellaneous income. We report our 50 percent share of the operating results of the Lilly ICOS joint venture in our net other income. For 2003, our net loss from the joint venture was $52.4 million, compared with $37.8 million in 2002.

     The effective tax rate for 2003 was 21.5 percent compared with 21.7 percent for 2002. See Note 11 to the consolidated financial statements for additional information.

OPERATING RESULTS—2002

Financial Summary

Net income was $2.71 billion, or $2.50 per share, in 2002 and $2.78 billion, or $2.55 per share, in 2001, a decline of 3 percent and 2 percent, respectively. Comparisons between 2002 and 2001 are influenced by the impact of the 2002 items discussed in the Executive Overview and the items discussed immediately below that are reflected in our operating results. In addition to the impact of those items, net income and earnings per share for 2002 declined primarily due to the result of lower sales of Prozac partially offset by sales growth of several key products, lower interest expense, and lower operating expenses. Earnings per share for 2002 benefited slightly from a lower number of shares outstanding, resulting from our share repurchase program.

     Certain items, reflected in our operating results for 2002 and 2001, should be considered in comparing the two years. The significant charge for 2002 is summarized in the Executive Overview. The 2001 items are summarized as follows (see Notes 3, 4, and 6 to the consolidated financial statements for additional information).

2001

•	In the third and fourth quarters of 2001, we recognized charges of $190.5 million (pretax) for acquired in-process research and development related to collaboration arrangements with Isis Pharmaceuticals, Inc. (Isis); 3M Company; and Bioprojet, Société Civile de Recherche (Bioprojet), which decreased earnings per share by approximately $.05 in the third quarter and $.06 in the fourth quarter of 2001.

•	We recognized charges of $121.4 million (pretax) associated with asset impairment and other site charges in the third quarter of 2001 due to actions taken as a result of the assessment of our worldwide manufacturing capacity, which decreased earnings per share by approximately $.07.

•	We recognized a charge of $45.2 million (pretax) from the repurchase of higher interest rate debt in the third and fourth quarters of 2001, which decreased earnings per share by approximately $.02 in the third quarter and $.01 in the fourth quarter of 2001.

Sales

Our worldwide sales for 2002 decreased 4 percent, to $11.08 billion, due primarily to the decline in sales of Prozac in the U.S. resulting from the loss of patent protection in August 2001. Partially offsetting this decline was sales growth of Zyprexa, diabetes care products, Gemzar, Evista, and Xigris. Sales in the U.S. decreased 11 percent, to $6.54 billion. Sales outside the U.S. increased 9 percent, to $4.54 billion. Excluding Prozac, our worldwide and U.S. sales increased 8 percent and 7 percent, respectively. Worldwide sales reflected a volume decline of 4 percent, while global selling prices and exchange rates remained essentially flat.

     Zyprexa had worldwide sales of $3.69 billion in 2002, an increase of 20 percent. Sales in the U.S. increased 16 percent, to $2.53 billion. Sales outside the U.S. increased 27 percent, to $1.16 billion, benefiting, in part, from the launch of Zyprexa in Japan during the second quarter of 2001. In 2002, our European sales forces began promoting Zyprexa for use in treating manic episodes associated with bipolar disorder.

     Diabetes care products had aggregate worldwide revenues of $2.29 billion in 2002, an increase of 8 percent. Diabetes care revenues in the U.S. increased 5 percent, to $1.43 billion. Diabetes care revenues outside the U.S. increased 12 percent, to $859.2 million. Humulin had worldwide sales of $1.00 billion, a decrease of 5 percent due to the continued shift by patients to Humalog and Humalog mixture products and to increased competition. Humulin sales in the U.S. decreased 11 percent, to $515.4 million. Humulin sales outside the U.S. increased 1 percent, to $488.6 million. Humalog had worldwide sales of $834.2 million, an increase of 33 percent. Humalog sales in the U.S.

CONSOLIDATED STATEMENTS OF INCOME

Eli Lilly and Company and Subsidiaries
(Dollars in millions, except per-share data) Year Ended December 31	2003	2002	2001

Net sales	$12,582.5	$11,077.5	$11,542.5

Cost of sales	2,675.1	2,176.5	2,160.2
Research and development	2,350.2	2,149.3	2,235.1
Marketing and administrative	4,055.4	3,424.0	3,417.4
Acquired in-process research and development (Note 3)	—	84.0	190.5
Asset impairments, restructuring, and other special charges (Note 4)	382.2	—	121.4
Interest expense	61.0	79.7	191.7
Other income—net	(203.1)	(293.7)	(280.7)

	9,320.8	7,619.8	8,035.6

Income before income taxes	3,261.7	3,457.7	3,506.9
Income taxes (Note 11)	700.9	749.8	726.9

Net income	$2,560.8	$2,707.9	$2,780.0

Earnings per share—basic (Note 10)	$2.38	$2.51	$2.58

Earnings per share—diluted (Note 10)	$2.37	$2.50	$2.55

See notes to consolidated financial statements.

increased 34 percent, to $528.3 million. Humalog sales outside the U.S. increased 31 percent, to $305.9 million. We received service revenues of $391.7 million in 2002, an increase of 9 percent, related to sales of Actos.

     Gemzar had worldwide sales of $874.6 million in 2002, an increase of 21 percent, driven primarily by strong underlying product demand. Sales in the U.S. increased 16 percent, to $482.1 million. Sales outside the U.S. increased 28 percent, to $392.5 million.

     Evista had worldwide sales of $821.9 million in 2002, an increase of 24 percent. Sales in the U.S. increased 19 percent, to $626.1 million. Sales outside the U.S. increased 41 percent, to $195.8 million. Sales benefited from strong underlying product demand driven, in part, by competitive developments in the second half of 2002.

     Fluoxetine products had combined worldwide sales of $733.7 million, a decrease of 63 percent. Fluoxetine product sales in the U.S. decreased 73 percent, to $451.7 million, due to generic competition for Prozac beginning in early August 2001. Fluoxetine product sales outside the U.S. decreased 15 percent, to $282.0 million, primarily due to continuing generic competition.

     Anti-infectives had worldwide sales of $577.4 million in 2002, a decrease of 23 percent. Sales of anti-infectives in the U.S. decreased 55 percent, to $58.5 million. Sales outside the U.S. decreased 16 percent, to $518.9 million. Lower sales of anti-infectives were due to continuing competitive pressures and to manufacturing and supply issues with respect to certain injectable antibiotics.

     ReoPro had worldwide sales of $384.0 million in 2002, a decrease of 11 percent. Sales in the U.S. decreased 20 percent, to $248.3 million, due to continuing competitive pressures, and sales outside the U.S. increased 14 percent, to $135.7 million.

     At the end of November 2001, we launched Xigris in the United States. In October 2002, we launched Xigris in a number of European countries. Worldwide Xigris sales were $100.2 million in 2002 compared with $21.2 million in 2001. Sales in the U.S. were $89.3 million in 2002.

     Animal health products had worldwide sales of $693.1 million in 2002, an increase of 1 percent. Sales in the U.S. decreased 6 percent, to $304.2 million, due primarily to declines in our cattle and swine products. Sales outside the U.S. increased 7 percent, to $388.9 million.

     Payments to states under federally mandated Medicaid rebate and state pharmaceutical assistance programs reduced 2002 sales by $438.2 million compared with $475.0 million in 2001.

Gross Margin, Costs, and Expenses

The 2002 gross margin decreased to 80.4 percent of sales compared with 81.3 percent for 2001. This decrease was attributed primarily to the decline in sales of Prozac, a higher margin product, and increased costs associated with cGMP improvements, costs associated with capacity increases for certain growth and new products, and higher inventory losses. These declines in gross margin were partially offset by favorable changes in product mix due to growth in sales of other higher margin products, such as Zyprexa, Gemzar, Evista, and diabetes care products, and favorable manufacturing throughput from increased volume of product manufactured.

     Operating expenses decreased 1 percent in 2002. Research and development expenses decreased 4 percent, to $2.15 billion, due primarily to lower late-stage clinical-trial costs as more products were awaiting regulatory approval. Despite the decline, we invested approximately 19 percent of our sales in research and development efforts in 2002. Marketing and administrative expenses remained essentially flat compared with 2001 despite the continued expansion of our worldwide sales force and increased marketing efforts in support of our growth products and upcoming product launches. Operating expenses were also reduced due to lower incentive compensation expenses, reimbursement from collaboration partners, and cost containment, none of which were individually material.

     During 2002, we expensed $84.0 million for acquired in-process research and development costs related to the exenatide collaboration arrangement with Amylin. Exenatide is in the development phase and no alternative future uses were identified.

     Net other income for 2002 was $293.7 million, an increase of $13.0 million. The increase was primarily due to a combination of income recognized from upfront and milestone payments from Quintiles Transnational Corp. (Quintiles) as part of a Cymbalta commercialization agreement and income recognized from InterMune, Inc., related to out-licensing oritavancin in 2001, offset primarily by lower interest income due to lower interest rates.

     Interest expense for 2002 decreased $112.0 million, to $79.7 million, primarily due to lower variable interest rates paid on our debt.

     The effective tax rate for 2002 was 21.7 percent compared with 20.7 percent for 2001. See Note 11 to the consolidated financial statements for additional information.

CONSOLIDATED BALANCE SHEETS

Eli Lilly and Company and Subsidiaries
(Dollars in millions) December 31	2003	2002

Assets
Current Assets
Cash and cash equivalents	$2,756.3	$1,945.9
Short-term investments	957.0	1,708.8
Accounts receivable, net of allowances of $79.5 (2003) and $66.4 (2002)	1,854.7	1,670.3
Other receivables	477.6	403.9
Inventories	1,963.0	1,495.4
Deferred income taxes (Note 11)	500.6	331.7
Prepaid expenses	249.5	248.1

Total current assets	8,758.7	7,804.1

Other Assets
Prepaid pension (Note 12)	1,613.3	1,515.4
Investments (Note 5)	3,374.6	3,150.4
Sundry (Note 8)	1,392.5	1,279.1

	6,380.4	5,944.9

Property and Equipment	6,539.0	5,293.0

	$21,678.1	$19,042.0

Liabilities and Shareholders’ Equity
Current Liabilities
Short-term borrowings (Note 6)	$196.5	$545.4
Accounts payable	875.9	676.9
Employee compensation	387.4	231.7
Dividends payable	398.3	375.8
Income taxes payable (Note 11)	1,749.8	1,761.9
Other liabilities (Note 8)	1,942.7	1,471.8

Total current liabilities	5,550.6	5,063.5

Other Liabilities
Long-term debt (Note 6)	4,687.8	4,358.2
Other noncurrent liabilities (Note 8)	1,674.9	1,346.7

	6,362.7	5,704.9

Commitments and contingencies (Note 13)	—	—

Shareholders’ Equity (Notes 7 and 9)
Common stock–no par value
Authorized shares: 3,200,000,000
Issued shares: 1,124,677,097 (2003) and 1,123,451,408 (2002)	702.3	702.1
Additional paid-in capital	2,610.0	2,610.0
Retained earnings	9,470.4	8,500.1
Employee benefit trust	(2,635.0)	(2,635.0)
Deferred costs—ESOP	(118.6)	(123.3)
Accumulated other comprehensive loss (Note 14)	(160.1)	(670.8)

	9,869.0	8,383.1
Less cost of common stock in treasury
2003—951,578 shares
2002—1,008,292 shares	104.2	109.5

	9,764.8	8,273.6

	$21,678.1	$19,042.0

See notes to consolidated financial statements.

FINANCIAL CONDITION

As of December 31, 2003, cash, cash equivalents, and short-term investments totaled approximately $3.71 billion compared with $3.65 billion at December 31, 2002. The increase in cash, cash equivalents, and short-term investments was primarily due to cash generated from operations and net debt issuances, partially offset by capital expenditures, dividends paid, and share repurchases. We acquired approximately 3.0 million shares, for $276.8 million, during 2003 pursuant to our previously announced $3 billion share repurchase program. We have now completed $2.08 billion of purchases in connection with that program. We do not expect any significant share repurchases in 2004.

     Our inventories increased by $467.6 million during 2003, to $1.96 billion, due primarily to exchange rate translation of overseas inventories to adjust for U.S. dollar weakness and to the buildup of inventory for new product launches and our growth products.

Graph: Capital Expenditures
(see data table on page 40)

     Capital expenditures of $1.71 billion during 2003 were $575.7 million more than in 2002 as we continued to invest in manufacturing and research and development initiatives and related infrastructure. We expect near-term capital expenditures to increase from 2003 levels primarily to continue to prepare for the growth of our diabetes care products, future products, and increased research and development activities.

     Total debt at December 31, 2003, was $4.88 billion, a decrease of $19.3 million from December 31, 2002. In 2003, we issued $830.0 million of long-term debt, repaid $540.0 million of long-term debt, and made net repayments of $247.3 million of short-term debt. The decrease in reported debt was caused by the decline in the SFAS 133 fair value adjustment discussed further in Note 6 to the consolidated financial statements. Our current debt ratings from Standard & Poor’s and Moody’s remain at AA and Aa3, respectively.

Graph: Dividends Paid Per Share
(see data table on page 40)

     Dividends of $1.34 per share were paid in 2003, an increase of 8 percent from 2002. In the fourth quarter of 2003, effective for the first-quarter dividend in 2004, the quarterly dividend was increased to $.355 per share (a 6 percent increase), resulting in an indicated annual rate for 2004 of $1.42 per share. The year 2003 was the 119th consecutive year in which we made dividend payments and the 36th consecutive year in which dividends have been increased.

     We believe that cash generated from operations, along with available cash and cash equivalents, will be sufficient to fund most of our operating needs, including debt service, capital expenditures, and dividends in 2004. We will likely issue additional debt in 2004 to fund remaining cash requirements. We believe that, if necessary, amounts available through our existing commercial paper program should be adequate to fund maturities of short-term borrowings. Our commercial paper program is also currently backed by $1.24 billion of unused committed bank credit facilities. Various risks and uncertainties, including those discussed in the Financial Expectations for 2004 section, may affect our operating results and cash generated from operations.

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

Based on our overall interest rate exposure at December 31, 2003 and 2002, including derivatives and other interest rate risk-sensitive instruments, a hypothetical 10 percent change in interest rates applied to the fair value of the instruments as of December 31, 2003 and 2002, respectively, would have no material impact on earnings, cash flows, or fair values of interest rate risk-sensitive instruments over a one-year period.

     Our foreign currency risk exposure results from fluctuating currency exchange rates, primarily the U.S. dollar against the euro and the Japanese yen. We face transactional currency exposures that arise when we enter into transactions, generally on an intercompany basis, denominated in currencies other than the local currency. We also face currency exposure that arises from translating the results of our global operations to the U.S. dollar at exchange rates that have fluctuated from the beginning of the period. We use forward contracts and purchased options to manage our foreign currency exposures. Our policy outlines the minimum and maximum hedge coverage of such exposures. Gains and losses on these derivative positions offset, in part, the impact of currency fluctuations on the existing assets, liabilities, commitments, and anticipated revenues. Considering our derivative financial instruments outstanding at December 31, 2003 and 2002, a hypothetical 10 percent change in exchange rates (primarily against the U.S. dollar) as of December 31, 2003 and 2002, respectively, would have no material impact on earnings, cash flows, or fair values of foreign currency rate risk-sensitive instruments over a one-year period. These calculations do not reflect the impact of the exchange gains or losses on the underlying positions that would be offset, in part, by the results of the derivative instruments.

Graph: Return on Shareholders’ Equity
(see data table on page 40)

Off-Balance Sheet Arrangements and Contractual Obligations

We have no off-balance sheet arrangements that have a material current effect or that are reasonably likely to have a material future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures, or capital resources. We do acquire assets still in development and enter into research and development arrangements with third parties that often require milestone and royalty payments to the third party contingent upon the occurrence of certain future events linked to the success of the asset in development. Milestone payments may be required contingent upon the successful achievement of an important point in the development life cycle of the pharmaceutical product (e.g., approval of the product for marketing by the appropriate regulatory agency). If required by the arrangement, we may have to make royalty payments based upon a percentage of the sales of the pharmaceutical product in the event that regulatory approval for marketing is obtained. Because of the contingent nature of these payments, they are not included in the table of contractual obligations below.

     These arrangements are not material individually. However, if milestones for multiple products covered by these arrangements would happen to be reached in the same year, the aggregate charge to expense could be material to the results of operations in any one period. The risk inherent in pharmaceutical development makes it unlikely that this will occur as the failure rate for products in development is very high. In addition, these arrangements often give us the discretion to unilaterally make the decision to stop development of the product, which would allow us to avoid making the contingent payments; however, we are unlikely to cease development if the compound successfully achieves clinical testing objectives. We also note that, from a business perspective, we view these payments as positive because they signify that the product is successfully moving through development and is now generating or is more likely to generate cash flows from sales of products.

     Our current noncancelable contractual obligations that will require future cash payments are as follows (in millions):

	Payments Due by Period

	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years

Long-term debt, including interest payments(1)	$11,759.9	$367.6	$1,417.1	$894.8	$9,080.4
Capital lease obligations	174.7	26.3	39.8	28.8	79.8
Operating leases	339.5	82.5	122.6	90.2	44.2
Purchase obligations (2)	2,528.2	2,243.3	142.3	106.8	35.8
Other long-term liabilities reflected on our balance sheet under GAAP (3)	458.2	—	81.6	81.6	295.0
Other (4)	210.7	190.7	12.5	7.5	—

Total	$15,471.2	$2,910.4	$1,815.9	$1,209.7	$9,535.2

(1) Our long-term debt obligations include both our expected principal and interest obligations. The rate in effect at December 31, 2003, was used to compute the amount of the contractual obligation for the variable rate debt instruments.

(2) We have included the following:

•	Purchase obligations, consisting primarily of all open purchase orders at our significant operating locations as of December 31, 2003. Some of these purchase orders may be cancelable; however, for purposes of this disclosure, we have not distinguished between cancelable and noncancelable purchase obligations.

•	Contractual payment obligations with each of our significant vendors, which are noncancelable and are not contingent.

(3) We have included our long-term liabilities consisting primarily of our minimum pension funding requirements, nonqualified supplemental pension funding requirements, and deferred compensation liabilities.

(4) This category comprises primarily cash to be used in the AME acquisition and loan funding requirements to our collaboration partners. The acquisition of AME requires us to pay 20 percent of the purchase price as cash. The amount included in the other category represents an estimate of the purchase price that will be paid in cash. See Note 3 to the consolidated financial statements for additional information regarding the acquisition of AME.

               The contractual obligations table above is current as of December 31, 2003. The amount of these obligations can be expected to change materially over time as new contracts are initiated and existing contracts are terminated or modified.

APPLICATION OF CRITICAL ACCOUNTING POLICIES

In preparing our financial statements in accordance with generally accepted accounting principles (GAAP), we must often make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses, and related disclosures. Some of those judgments can be subjective and complex, and consequently actual results could differ from those estimates. For any given individual estimate or assumption we make, there may also be other estimates or assumptions that are reasonable; however, we believe that, given current facts and circumstances, it is unlikely that applying any such other reasonable judgment would cause a material adverse effect on our consolidated results of operations, financial position, or liquidity for the periods presented in this report.

     Our most critical accounting policies are described below. We have discussed the nature and the inherent judgment used in the application of our critical accounting policies with our audit committee.

Sales Rebate and Discount Accruals

Sales rebate and discount accruals are established in the same period as the related sales. The rebate/discount amounts are recorded as a deduction to arrive at our net sales and are included in other current liabilities. Sales rebates/discounts that require the use of judgment in the establishment of the accrual include Medicaid, managed care, long-term-care, hospital, and various other government programs. We base these accruals primarily upon our historical rebate/discount payments made to our customer segment groups. We calculate these rebates/discounts based upon a percent of our sales for each of our products as defined by the statutory rates and the contracts with our various customer groups.

     The largest of our sales rebate/discount amounts are rebates associated with sales covered by Medicaid. Although we generally accrue a liability for Medicaid rebates at the time we record the sale (when the product is shipped), the Medicaid rebate related to that sale is typically paid up to six months later. In determining the appropriate accrual amount, we consider our historical Medicaid rebate payments by product as a percent of our historical sales as well as any significant changes in sales trends, an evaluation of the current Medicaid rebate laws and interpretations, the percent of our products that are sold to Medicaid recipients, and our product pricing and current rebate/discount contracts.

     We believe that the accruals we have established for sales rebates and discounts are reasonable and appropriate based on current facts and circumstances. However, it is possible that other people applying reasonable judgment to the same facts and circumstances could develop a different accrual amount for sales rebates and discounts. A 5 percent change in the Medicaid rebate expense we recognized in 2003 would lead to an approximate $28 million effect on our income before income taxes.

Product Litigation Liabilities and Other Contingencies

Product litigation liabilities and other contingencies are, by their nature, uncertain and are based upon complex judgments and probabilities. The factors we consider in developing our product litigation liability reserves and other contingent liability amounts include the merits and jurisdiction of the litigation, the nature and the number of other similar current and past litigation cases, the nature of the product and the current assessment of the science subject to the litigation, and the likelihood of settlement and current state of settlement discussions if any. In addition, we have accrued for certain product liability claims incurred, but not filed, to the extent we can formulate a reasonable estimate of their costs. We estimate these expenses based primarily on historical claims experience and data regarding product usage.

     We also consider the insurance coverage we have to diminish the exposure. In assessing our insurance coverage, we consider the policy coverage limits and exclusions, the potential for denial of coverage by the insurance company, the financial position of the insurers, and the possibility of and the length of time for collection.

     We believe that the accruals and related insurance recoveries we have established for product litigation liabilities and other contingencies are appropriate based on current facts and circumstances. However, it is possible that other people applying reasonable judgment to the same facts and circumstances could develop a different liability amount for product litigation liabilities and other contingencies or a different recovery amount from the insurance companies. A 5 percent change in the product litigation liabilities and other contingencies accrual would lead to an approximate $13 million effect on our income before income taxes; however, much of this effect would be expected to be offset by recoveries from our insurance coverages. A 5 percent change in the insurance recoveries estimate would lead to an approximate $4 million effect on our income before income taxes.

Pension and Retiree Medical Plan Assumptions

Pension benefit costs include assumptions for the discount rate, retirement age, and the expected return on plan assets. Retiree medical plan costs include assumptions for the discount rate, retirement age, the expected return on plan assets, and the health-care-cost trend rates. These assumptions have a significant effect on the amounts reported. In addition to the analysis below, see Note 12 to the consolidated financial statements for additional information regarding our retirement benefits.

     Periodically, we evaluate the discount rate and the expected return on plan assets in our defined benefit pension and retiree health benefit plans. In evaluating these assumptions, we consider many factors, including an evaluation of the discount rates, expected return on plan assets and the health-care-cost trend rates of other companies; our historical assumptions compared with actual results; an analysis of current market conditions and asset allocations (approximately 85 to 95 percent of which are growth investments); and the views of leading financial advisers and economists. In evaluating our expected retirement age assumption, we consider the retirement ages of our past employees eligible for pension and medical benefits together with our expectations of future retirement ages.

     We believe our pension and retiree medical plan assumptions are appropriate based upon the above factors. However, other people applying reasonable judgment to the same facts and circumstances could develop a different estimate of these factors. If the health-care-cost trend rates were to be increased by one percentage point each future year, the aggregate of the service cost and interest cost components of the 2003 annual expense would increase by approximately $15 million. A one-percentage-point decrease would decrease the aggregate of the 2003 service cost and interest cost by approximately $13 million. If the discount rate for 2003 were to be changed by a quarter percentage point, income before income taxes would change by approximately $17 million. If the expected return on plan assets for 2003 were to be changed by a quarter percentage point, income before income taxes would change by approximately $10 million. If our assumption regarding the expected age of future retirees for 2003 were adjusted by one year, that would affect our income before income taxes by approximately $24 million.

Valuation Allowances Recorded Against Deferred Tax Assets

We have recorded valuation allowances against certain of our deferred tax assets, primarily those that have been generated from net operating losses in certain taxing jurisdictions. In evaluating whether we would more likely than not recover these deferred tax assets, we have not assumed any future taxable income or tax planning strategies in the jurisdictions associated with these carryforwards. Implementation of tax planning strategies to recover these deferred tax assets or future income generation in these jurisdictions could lead to the reversal of these valuation allowances and a reduction of income tax expense.

     We believe that our estimates for the valuation allowances reserved against the deferred tax assets are appropriate based on current facts and circumstances. However, other people applying reasonable judgment to the same facts and circumstances could develop a different estimate of these factors. A 5 percent change in the valuation allowance would result in a change in net income of approximately $21 million.

FINANCIAL EXPECTATIONS FOR 2004

For the first quarter and full year of 2004, we expect earnings per share to be in the range of $.65 to $.67 and $2.80 to $2.85, respectively. This earnings guidance excludes material unusual items and the substantial one-time charge we expect to report in the first quarter of 2004 for acquired in-process research and development related to the merger with AME, the amount of which has not been determined at this time. We are not currently aware of material unusual items that will occur in 2004. Further, this guidance reflects ongoing domestic competitive pressures on Zyprexa, which we will continue to monitor. It also includes the projected benefits for Zyprexa associated with the recently approved bipolar maintenance indication, as well as Symbyax and the anticipated near-term approval of Zyprexa IntraMuscular. For the full-year 2004, we expect low double-digit sales growth, gross margins as a percent of sales to be essentially flat compared with the prior year, marketing and administrative expenses to grow in the low double digits, and research and development expenses to grow in the mid-teens. Further, we expect that other income/deductions (net other income less interest expense) will be approximately $100 million to $120 million for 2004 and expect that the tax rate should remain essentially constant.

     Actual results could differ materially and will depend on, among other things, the continuing growth of our currently marketed products; developments with competitive products; the timing and scope of regulatory approvals and the success of our new product launches; foreign exchange rates; possible regulatory actions; and the impact of state, federal, and foreign government pricing and reimbursement measures. In particular, as described below under Legal and Environmental Matters, certain generic pharmaceutical manufacturers have challenged our U.S. compound patent for Zyprexa. A trial court decision on the challenge is expected during 2004. If the decision is unfavorable and the generic companies launch generic olanzapine prior to resolution of appeals, our financial results would be very negatively affected. We undertake no duty to update these forward-looking statements.

LEGAL AND ENVIRONMENTAL MATTERS

Three generic pharmaceutical manufacturers, Zenith Goldline Pharmaceuticals, Inc. (Zenith), Dr. Reddy’s Laboratories, Ltd. (Reddy), and Teva Pharmaceuticals, have submitted abbreviated new drug applications (ANDAs) seeking permission to market generic versions of Zyprexa in various dosage forms several years prior to the expiration of our U.S. patents for the product, alleging that our patents are invalid or not infringed. We filed suits against the three companies in U.S. District Court for the Southern District of Indiana seeking a ruling that the challenges to our compound patent (expiring in 2011) are without merit. The cases have been consolidated. A trial before a district court judge in Indianapolis began on January 26, 2004, and is expected to conclude in February. A ruling from the trial court is expected in the second or third quarter of 2004. Regardless of the trial court ruling, we anticipate that appeals will follow. If we are unsuccessful at the trial court level, we cannot predict whether any of the generic companies would launch generic versions of Zyprexa prior to a final resolution of any appeals. We believe that the generic manufacturers’ claims are without merit and we expect to prevail in this litigation. However, it is not possible to predict or determine the outcome of this litigation and, accordingly, we can provide no assurance that we will prevail. An unfavorable outcome would have a material adverse impact on our consolidated results of operations, liquidity, and financial position.

     In October 2002, we were notified that Barr Laboratories, Inc. (Barr), had submitted an ANDA to the U.S. FDA seeking permission to market a generic version of Evista several years prior to the expiration of our U.S. patents covering the product, alleging that the patents are invalid or not infringed. On November 26, 2002, we filed suit against Barr in federal district court in Indianapolis seeking a ruling that Barr’s challenges to our patents claiming the method of use and pharmaceutical form (expiring from 2012 to 2017) are without merit. In June 2003, Barr added a challenge to one of our additional patents (expiring in 2017), claiming a component in the pharmaceutical form of Evista. This patent has now been added to the lawsuit. The trial is tentatively scheduled to begin in August 2005. While we believe that Barr’s claims are without merit and expect to prevail, it is not possible to predict or determine the outcome of the litigation. Therefore, we can provide no assurance that we will prevail. An unfavorable outcome could have a material adverse impact on our consolidated results of operations, liquidity, and financial position.

     In July 2002, we received a grand jury subpoena for documents from the Office of Consumer Litigation, Department of Justice, related to our marketing and promotional practices and physician communications with respect to Evista. We received a second subpoena seeking additional documents in July 2003. We continue to cooperate with the government and have provided a broad range of information concerning our U.S. marketing and promotional practices, including documents relating to communications with physicians and the remuneration of physician consultants and advisers. We continue to review and enhance policies and procedures designed to assure that our marketing and promotional practices and physician communications comply with promotional laws and regulations. In recent months, several pharmaceutical companies have received subpoenas from government agencies with respect to a variety of products, including a number of neuroscience products. It is possible that other Lilly products, including Zyprexa, could become subject to investigation. It is possible that the outcome of the above matters could include criminal charges and fines and/or civil penalties. We cannot predict or determine the outcome of the above matters or reasonably estimate the amount or range of amounts of any fines or penalties that might result from an adverse outcome. It is possible, however, that an adverse outcome could have a material adverse impact on our consolidated financial position, liquidity, and results of operations.

     We have been named as a defendant in numerous product liability lawsuits, involving primarily diethylstilbestrol (DES) and thimerosal. See Note 13 to the consolidated financial statements for further information on those matters.

     Our worldwide operations are subject to complex and changing environmental and health and safety laws and regulations that will continue to require capital investment and operational expenses. We have also been designated a potentially responsible party with respect to fewer than 10 sites under the federal environmental law commonly known as Superfund. For more information on those matters, see Note 13 to the consolidated financial statements.

     While it is not possible to predict or determine the

outcome of the legal and environmental matters described above, we believe that, except as noted above in connection with the discussion of the Zyprexa patent litigation, the Evista patent litigation, and our marketing and promotional practices, the resolution of all such matters will not have a material adverse effect on our consolidated financial position or liquidity but could possibly be material to the consolidated results of operations in any one accounting period.

PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995—A CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, we caution investors that any forward-looking statements or projections made by us, including those made in this document, are based on management’s expectations at the time they are made, but they are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Economic, competitive, governmental, technological, legal, and other factors that may affect our operations and prospects are discussed above and in Exhibit 99 to our most recent report on Forms 10-Q and 10-K filed with the Securities and Exchange Commission.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Eli Lilly and Company and Subsidiaries
(Dollars in millions)

Year Ended December 31	2003	2002	2001

Cash Flows From Operating Activities
Net income	$2,560.8	$2,707.9	$2,780.0

Adjustments To Reconcile Net Income to Cash Flows From Operating Activities
Depreciation and amortization	548.5	493.0	454.9
Change in deferred taxes	130.9	346.5	273.8
Acquired in-process research and development, net of tax	—	54.6	123.8
Asset impairments, restructuring, and other special charges, net of tax	261.7	—	78.9
Other, net	61.0	10.8	27.6

	3,562.9	3,612.8	3,739.0
Changes in operating assets and liabilities
Receivables—(increase) decrease	(195.1)	(321.1)	167.5
Inventories—increase	(170.8)	(285.1)	(184.2)
Other assets—increase	(211.9)	(667.4)	(81.1)
Accounts payable and other liabilities—increase (decrease)	661.6	(268.5)	20.4

	83.8	(1,542.1)	(77.4)

Net Cash Provided by Operating Activities	3,646.7	2,070.7	3,661.6

Cash Flows From Investing Activities
Purchase of property and equipment	(1,706.6)	(1,130.9)	(884.0)
Disposals of property and equipment	61.2	36.8	31.6
Net change in short-term investments	774.0	(651.8)	(520.3)
Proceeds from sales and maturities of noncurrent investments	6,762.4	4,777.9	3,708.7
Purchase of noncurrent investments	(7,005.3)	(5,190.3)	(5,931.1)
Purchase of in-process research and development	—	(84.0)	(159.6)
Other, net	(217.2)	(232.1)	(210.1)

Net Cash Used in Investing Activities	(1,331.5)	(2,474.4)	(3,964.8)

Cash Flows From Financing Activities
Dividends paid	(1,443.0)	(1,335.8)	(1,207.2)
Purchase of common stock and other capital transactions	(281.1)	(385.2)	(545.7)
Issuances of common stock under stock plans	103.1	64.6	109.5
Net change in short-term borrowings	(247.3)	(18.0)	102.0
Proceeds from issuance of long-term debt	830.0	1,259.6	901.3
Repayments of long-term debt	(540.0)	(7.2)	(408.6)

Net Cash Used for Financing Activities	(1,578.3)	(422.0)	(1,048.7)

Effect of exchange rate changes on cash	73.5	69.3	(60.7)

Net increase (decrease) in cash and cash equivalents	810.4	(756.4)	(1,412.6)
Cash and cash equivalents at beginning of year	1,945.9	2,702.3	4,114.9

Cash and cash equivalents at end of year	$2,756.3	$1,945.9	$2,702.3

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Eli Lilly and Company and Subsidiaries
(Dollars in millions)

Year Ended December 31	2003	2002	2001

Net income	$2,560.8	$2,707.9	$2,780.0
Other comprehensive income (loss)
Foreign currency translation gains (losses)	473.0	273.6	(83.8)
Net unrealized gains (losses) on securities	72.0	(67.4)	47.7
Minimum pension liability adjustment	(9.8)	(4.6)	(95.6)
Effective portion of cash flow hedges	(2.1)	(217.9)	(42.0)

Other comprehensive income (loss) before income taxes	533.1	(16.3)	(173.7)
Provision for income taxes related to other comprehensive income (loss) items	(22.4)	93.9	36.5

Other comprehensive income (loss) (Note 14)	510.7	77.6	(137.2)

Comprehensive income	$3,071.5	$2,785.5	$2,642.8

See notes to consolidated financial statements.

SEGMENT INFORMATION

Eli Lilly and Company and Subsidiaries
(Dollars in millions)

We operate in one significant business segment—pharmaceutical products. Operations of the animal health business segment are not material and share many of the same economic and operating characteristics as pharmaceutical products. Therefore, they are included with pharmaceutical products for purposes of segment reporting.

Year Ended December 31	2003	2002	2001

Net sales–to unaffiliated customers
Neurosciences	$5,554.8	$4,668.3	$5,328.2
Endocrinology	3,926.7	3,444.6	3,103.5
Oncology	1,039.8	893.1	739.1
Animal health	726.6	693.1	686.1
Cardiovascular	669.3	624.9	593.4
Anti-infectives	489.9	577.4	749.5
Other pharmaceutical	175.4	176.1	342.7

Net sales	$12,582.5	$11,077.5	$11,542.5

Geographic Information
Net sales–to unaffiliated customers[1]
United States	$7,175.6	$6,536.1	$7,364.3
Western Europe	2,711.3	2,155.4	1,953.1
Other foreign countries	2,695.6	2,386.0	2,225.1

	$12,582.5	$11,077.5	$11,542.5

Long-lived assets
United States	$5,296.0	$4,725.1	$4,015.4
Western Europe	1,279.1	997.1	767.9
Other foreign countries	1,209.2	673.3	519.6

	$7,784.3	$6,395.5	$5,302.9

1Net sales are attributed to the countries based on the location of the customer.

The largest category of products is the neurosciences group, which includes Zyprexa, Prozac, Strattera, and Permax®. Endocrinology products consist primarily of Humulin, Humalog, Actos, Evista, Forteo, and Humatrope. Oncology products consist primarily of Gemzar. Animal health products include Tylan®, Rumensin®, Coban®, and other products for livestock and poultry. Cardiovascular products consist primarily of ReoPro and Xigris. Anti-infectives include primarily Ceclor® and Vancocin®. The other pharmaceutical product group includes Cialis, Axid®, and other miscellaneous pharmaceutical products and services.

     Most of the pharmaceutical products are distributed through wholesalers that serve pharmacies, physicians and other health care professionals, and hospitals. In 2003, our three largest wholesalers each accounted for between 15 percent and 16 percent of consolidated net sales. Further, they each accounted for between 9 percent and 15 percent of accounts receivable as of December 31, 2003. Animal health products are sold primarily to wholesale distributors.

     Our business segments are distinguished by the ultimate end user of the product: humans or animals. Performance is evaluated based on profit or loss from operations before income taxes. The accounting policies of the individual segments are substantially the same as those described in the summary of significant accounting policies in Note 1 to the consolidated financial statements. Income before taxes for the animal health business was approximately $204 million, $221 million, and $204 million in 2003, 2002, and 2001, respectively.

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

SELECTED QUARTERLY DATA (UNAUDITED)

Eli Lilly and Company and Subsidiaries
(Dollars in millions, except per-share data)

2003	Fourth	Third	Second	First

Net sales	$3,465.5	$3,139.4	$3,088.2	$2,889.4
Cost of sales	731.5	679.3	643.0	621.3
Operating expenses	1,844.2	1,531.5	1,585.8	1,444.1
Asset impairments, restructuring, and other special charges	28.3	—	—	353.9
Other–net	(102.5)	12.7	(28.5)	(23.8)
Income before income taxes	964.0	915.9	887.9	493.9
Net income	747.2	714.4	692.2	407.0

Earnings per share–basic	.69	.66	.64	.38

Earnings per share–diluted	.69	.66	.64	.38

Dividends paid per share	.335	.335	.335	.335

Common stock closing prices
High	73.89	70.33	69.83	67.98
Low	60.78	57.99	57.73	53.70

2002	Fourth	Third	Second	First

Net sales	$2,955.6	$2,785.6	$2,775.2	$2,561.1
Cost of sales	567.8	553.7	524.9	530.1
Operating expenses	1,495.1	1,337.4	1,460.7	1,280.1
Acquired in-process research and development	—	84.0	—	—
Other–net	(51.3)	(52.3)	(54.6)	(55.8)
Income before income taxes	944.0	862.8	844.2	806.7
Net income	736.3	683.9	658.5	629.2

Earnings per share–basic	.68	.64	.61	.58

Earnings per share–diluted	.68	.63	.61	.58

Dividends paid per share	.31	.31	.31	.31

Common stock closing prices
High	69.00	61.84	78.34	80.28
Low	55.14	47.91	56.11	72.49

Our common stock is listed on the New York, London, and other stock exchanges.

SELECTED FINANCIAL DATA (UNAUDITED)

Eli Lilly and Company and Subsidiaries
(Dollars in millions, except per-share data)	2003	2002	2001	2000	1999

Operations
Net sales	$12,582.5	$11,077.5	$11,542.5	$10,862.2	$10,002.9
Research and development	2,350.2	2,149.3	2,235.1	2,018.5	1,783.6
Other costs and expenses	6,970.6	5,470.5	5,800.5	4,985.0	4,973.9
Income from continuing operations before taxes	3,261.7	3,457.7	3,506.9	3,858.7	3,245.4
Income taxes	700.9	749.8	726.9	800.9	698.7
Income from:
Continuing operations	2,560.8	2,707.9	2,780.0	3,057.8	2,546.7
Discontinued operations	—	—	—	—	174.3
Net income	2,560.8	2,707.9	2,780.0	3,057.8	2,721.0
Income from continuing operations as a percent of sales	20.4%	24.4%	24.1%	28.2%	25.5%
Per-share data—diluted
Income from:
Continuing operations	$2.37	$2.50	$2.55	$2.79	$2.30
Discontinued operations	—	—	—	—	.16
Net income	2.37	2.50	2.55	2.79	2.46
Dividends declared per share	1.36	1.27	1.15	1.06	.95
Weighted-average number of shares outstanding–diluted (thousands)	1,082,230	1,085,088	1,090,793	1,097,725	1,106,055

Financial Position
Current assets	$8,758.7	$7,804.1	$6,938.9	$7,943.0	$7,055.5
Current liabilities	5,550.6	5,063.5	5,203.0	4,960.7	3,935.4
Property and equipment—net	6,539.0	5,293.0	4,532.4	4,176.6	3,981.5
Total assets	21,678.1	19,042.0	16,434.1	14,690.8	12,825.2
Long-term debt	4,687.8	4,358.2	3,132.1	2,633.7	2,811.9
Shareholders’ equity	9,764.8	8,273.6	7,104.0	6,046.9	5,013.0

Supplementary Data[1]
Return on shareholders’ equity	28.4%	35.2%	42.3%	55.3%	53.9%
Return on assets	12.7%	15.2%	17.8%	22.9%	21.3%
Capital expenditures	$1,706.6	$1,130.9	$884.0	$677.9	$528.3
Depreciation and amortization	548.5	493.0	454.9	435.8	439.7
Effective tax rate	21.5%	21.7%	20.7%	20.8%	21.5%
Number of employees	46,100	43,700	41,100	35,700	31,300
Number of shareholders of record	54,600	56,200	57,700	59,200	62,300

1 All supplementary financial data have been computed using income from continuing operations except for capital expenditures and depreciation and amortization, which include amounts from discontinued operations. The number of employees reflects continuing operations, including controlled joint ventures.

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

     Inventories: We state all inventories at the lower of cost or market. We use the last-in, first-out (LIFO) method for substantially all our inventories located in the continental United States, or approximately 40 percent of our total inventories. Other inventories are valued by the first-in, first-out (FIFO) method. FIFO cost approximates current replacement cost. Inventories at December 31 consisted of the following:

	2003	2002

Finished products	$542.1	$482.9
Work in process	1,169.0	816.3
Raw materials and supplies	315.9	242.7

	2,027.0	1,541.9
Reduction to LIFO cost	(64.0)	(46.5)

	$1,963.0	$1,495.4

     Investments: Substantially all debt and marketable equity securities are classified as available-for-sale. Available-for-sale securities are carried at fair value with the unrealized gains and losses, net of tax, reported in other comprehensive income. Unrealized losses considered to be other-than-temporary are recognized in earnings currently. Factors we consider in making this evaluation include company-specific drivers of the decrease in stock price, status of projects in development, near-term prospects of the issuer, the length of time the value has been depressed, and the financial condition of the industry. Realized gains and losses on sales of available-for-sale securities are computed based upon specific identification of the initial cost adjusted for any other-than-temporary declines in fair value. Investments in companies over which we have significant influence but not a controlling interest are accounted for using the equity method with our share of earnings or losses reported in other income. We own no investments that are considered to be trading securities.

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

     Goodwill and other intangibles: Other intangibles with finite lives arising from acquisitions and research alliances are amortized over their estimated useful lives, ranging from 5-10 years, using the straight-line method. Beginning with our adoption of Statement of Financial Accounting Standards (SFAS) 142, Goodwill and Other Intangible Assets, on January 1, 2002, goodwill is no longer amortized. Goodwill and other intangibles are reviewed to assess recoverability at least annually and when certain impairment indicators are present. Unamortized goodwill and other intangibles with finite lives were $92.2 million and $94.7 million, respectively, at December 31, 2003 and 2002, and were included in sundry assets in the consolidated balance sheets. We currently have no other intangible assets with indefinite lives. No material impairments occurred with respect to the carrying value of our goodwill or other intangible assets in 2003, 2002, or 2001. Amortization of goodwill in 2001 was negligible.

     Property and equipment: Property and equipment is stated on the basis of cost. Provisions for depreciation of buildings and equipment are computed generally by the straight-line method at rates based on their estimated useful lives (generally 12 to 50 years for buildings and 3 to 18 years for equipment).

     At December 31, property and equipment consisted of the following:

	2003	2002

Land	$124.8	$111.0
Buildings	3,134.7	2,871.7
Equipment	5,305.8	5,148.4
Construction in progress	2,502.7	1,415.0

	11,068.0	9,546.1
Less allowances for depreciation	4,529.0	4,253.1

	$6,539.0	$5,293.0

     Depreciation expense for 2003, 2002, and 2001 was $469.3 million, $437.8 million, and $414.9 million, respectively. Approximately $61.0 million, $60.3 million, and $61.5 million of interest costs were capitalized as part of property and equipment in 2003, 2002, and 2001, respectively. Total rental expense for all leases, including contingent rentals (not material), amounted to approximately $268.5 million, $240.8 million, and $207.1 million for 2003, 2002, and 2001, respectively. Capital leases included in property and equipment in the consolidated balance sheets, capital lease obligations entered into, and future minimum rental commitments are not material.

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

     Research and development: We recognize as incurred the cost of directly acquiring assets to be used in the research and development process that have not yet received regulatory approval for marketing and for which no alternative future use has been identified. If the product has obtained regulatory approval, we generally capitalize the milestones paid and amortize them over the period benefited. Milestones paid prior to regulatory approval of the product are generally expensed when the event requiring payment of the milestone occurs.

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

	2003	2002	2001

Net income, as reported	$2,560.8	$2,707.9	$2,780.0
Add: Compensation expense for stock-based performance awards included in reported net income, net of related tax effects	—	—	5.5
Deduct: Total stock-based employee compensation expense determined under fair-value-based method for all awards, net of related tax effects	(220.8)	(322.1)	(215.9)

Pro forma net income	$2,340.0	$2,385.8	$2,569.6

Earnings per share:
Basic, as reported	$2.38	$2.51	$2.58

Basic, pro forma	$2.17	$2.22	$2.38

Diluted, as reported	$2.37	$2.50	$2.55

Diluted, pro forma	$2.16	$2.20	$2.36

Note 2: Implementation of New Financial Accounting Pronouncements

In 2001, the Financial Accounting Standards Board (FASB) issued SFAS 143, Accounting for Asset Retirement Obligations. SFAS 143 requires companies to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred, which is adjusted to its present value each subsequent period. In addition, companies must capitalize a corresponding amount by increasing the carrying amount of the related long-lived asset, which is depreciated over the useful life of the related long-lived asset. The adoption of SFAS 143 on January 1, 2003, had no impact on our consolidated financial position or results of operations.

     In 2002, the FASB issued SFAS 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB State-

ment No. 13, and Technical Corrections. SFAS 145 eliminates the classification of debt extinguishments as extraordinary items. The adoption of this statement on January 1, 2003, resulted in the reclassification of the extraordinary item resulting from debt extinguishment in 2001 to interest expense. The adoption had no impact on our net income.

     In 2002, the FASB issued SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Severance pay under SFAS 146, in many cases, would be recognized over the remaining service period rather than at the time the plan is communicated. The provisions of SFAS 146 are effective for exit or disposal activities that are initiated after December 31, 2002. We adopted SFAS 146 for any actions initiated after January 1, 2003, and any future exit costs or disposal activities will be subject to this statement.

     In 2002, the FASB issued FASB Interpretation (FIN) 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN 45 requires an issuer of a guarantee to recognize an initial liability for the fair value of the obligations covered by the guarantee. FIN 45 also addresses the disclosures required by a guarantor in interim and annual financial statements regarding obligations under guarantees. We have adopted the requirement for recognition of liabilities for the fair value of guaranteed obligations prospectively for guarantees entered into after January 1, 2003. We adopted the disclosure provisions as of December 31, 2002.

     In 2003, the FASB issued FIN 46, Consolidation of Variable Interest Entities. FIN 46 defines a variable interest entity (VIE) as a corporation, partnership, trust, or any other legal structure that does not have equity investors with a controlling financial interest or has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 requires consolidation of a VIE by the primary beneficiary of the assets, liabilities, and results of activities. FIN 46 also requires certain disclosures by all holders of a significant variable interest in a VIE that are not the primary beneficiary. We do not have any material investments in variable interest entities; therefore, the adoption of this interpretation in the first quarter of 2004 is not expected to have a material impact on our consolidated financial position or results of operations.

     In 2003, the FASB issued SFAS 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. Financial instruments within the scope of SFAS 150 will now be required to be classified as a liability. This statement also requires enhanced disclosures regarding alternative methods of settling the instruments and the capital structure of entities. SFAS 150 is effective for all financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of this statement had no impact on our consolidated financial position or results of operations.

     On January 12, 2004, the FASB issued FASB Staff Position (FSP) FAS106-1 regarding the accounting for the effects of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (MMA). The FSP allows companies an opportunity to assess the effect of MMA on their retirement-related benefit costs and obligations and reflect the effects in the 2003 financial statements, pursuant to SFAS 106, Employer’s Accounting for Postretirement Benefits Other Than Pensions. Companies are also allowed to defer accounting for the effects of MMA until authoritative guidance is issued. We have elected to defer accounting for the effects of MMA, in accordance with the FSP. As a result, the accumulated postretirement benefit obligation and net periodic postretirement benefit cost discussed in Note 12 do not reflect the effects of MMA on the plan. Specific authoritative guidance on the accounting for the federal subsidy, one of the provisions of MMA, is pending and that guidance, when issued, could require us to change previously reported information.

Note 3: Acquisition, Collaborations, and Disposition

     In November 2003, we announced a merger agreement with Applied Molecular Evolution, Inc. (AME). Shareholders of AME will vote upon a proposal to adopt the merger agreement on February 11, 2004. Under terms of the agreement, AME shareholders will receive $18 for each outstanding AME share at closing. AME shareholders may elect to receive the $18 in cash or shares of Lilly common stock based on the closing price of Lilly stock on the closing date, subject to proration such that the total purchase price paid by Lilly is 80 percent stock and 20 percent cash. The purchase price of the acquisition, including transaction costs, is estimated to be approximately $400 million, net of cash acquired. The merger is expected to close in the first quarter of 2004. While the allocation of the purchase price will not be completed until after the effective date of the merger, we anticipate that a significant portion of the purchase price will be allocated to acquired in-process research and development and charged to expense in the first quarter of 2004.

     In September 2002, we entered into a collaboration arrangement with Amylin Pharmaceuticals, Inc. (Amylin),

to jointly develop and commercialize Amylin’s synthetic exendin-4 compound, a potential new treatment for type 2 diabetes. In 2001, we entered into collaboration arrangements with three companies. In August, we licensed from Isis Pharmaceuticals, Inc. (Isis), Affinitak™, a non-small-cell lung cancer drug candidate and entered into an agreement regarding an ongoing research collaboration. In September, we entered into a collaboration with Bioprojet, Société Civile de Recherche, to jointly develop and commercialize a vasopeptidase inhibitor (fasidotril) for hypertension and chronic heart failure. In October, we entered into a collaboration with 3M Company to jointly develop and commercialize an immune response modifier (resiquimod) for various forms of herpes. The ongoing activity with respect to each of these agreements is not material to our research and development expenses.

     At the inception of these collaborations, these compounds were in the development phase and no alternative future uses were identified. As with many development phase compounds, launch of the products, if approved, was not expected in the near term. Our charge for acquired in-process research and development expense related to these arrangements totaled $84.0 million and $190.5 million in 2002 and 2001, respectively. See Note 4 for further discussion of 2003 developments regarding the Isis agreements. In 2003, based upon recent clinical results of resiquimod and fasidotril and other opportunities we have in our product pipeline, the collaboration agreements between the parties were terminated.

     In conjunction with the collaboration arrangement with Amylin, we also entered into a loan agreement. Following the successful completion of the ongoing clinical trials and contingent upon certain other events, we have agreed to loan Amylin up to $110 million during the development period of the product, repayable in cash or Amylin stock at our option. As of December 31, 2003, no loans to Amylin were outstanding.

Note 4: Asset Impairments, Restructuring, and Other Special Charges

In December 2002, we initiated a plan of eliminating approximately 700 positions worldwide in order to streamline our infrastructure. While a substantial majority of affected employees were successfully placed in other positions in the company, severance expenses were incurred in the first quarter of 2003 for those employees who elected a severance package. The restructuring and other special charges incurred in the first quarter were $52.5 million, consisting primarily of voluntary severance expenses, which have been included in asset impairments, restructuring, and other special charges in our consolidated statement of income. Approximately $40.0 million of this charge was expended during 2003 with substantially all the remainder to be expended during the first quarter of 2004.

     In addition, as part of our previously disclosed ongoing strategic review, management approved global manufacturing strategies across our product portfolio during 2003 to improve plant performance and efficiency, including the outsourcing of production of certain anti-infective products. These decisions resulted in the impairment of certain assets, primarily manufacturing assets in the U.S. This review did not result in any closure of facilities, but certain assets located at various manufacturing sites were affected. We have ceased using these assets and substantially all these assets have been disposed of or destruction commenced in 2003. The impairment charges were necessary to adjust the carrying value of these assets to zero. These asset impairment charges totaled $142.9 million, of which $114.6 million was incurred in the first quarter of 2003 with the remaining $28.3 million incurred in the fourth quarter of 2003, and are included in asset impairments, restructuring, and other special charges in our consolidated statement of income.

     In conjunction with the Isis agreement discussed in Note 3, we purchased approximately 4.2 million shares of Isis common stock with a cost basis of approximately $68.0 million and we committed to loan Isis $100 million over the four-year term of the research agreement. The Isis loan is repayable at the end of the research agreement term in cash or Isis stock, at Isis’s option, using a conversion price of $40 per share. In addition, we committed to loan Isis $21.2 million for the building of a manufacturing suite for Affinitak. On March 17, 2003, we announced, along with Isis, the results of the Phase III trial that evaluated Affinitak when combined with chemotherapy in patients with advanced non-small-cell lung cancer. No difference was observed in the overall survival of the two groups. Due to this announcement and the decline in Isis’s stock price that occurred in the previous 12 months, we concluded that our investment in Isis common stock was other-than-temporarily impaired as defined by generally accepted accounting principles. For the same reasons, it was probable that the value of the consideration that we will be eligible to receive from Isis pursuant to the terms of the loan agreements will be less than the carrying amount of the loans. Therefore, in the first quarter of 2003, we recognized an impairment in our investment in Isis common stock of $55.0 million and a reserve related to the loans of $92.9 million. In addition, we recognized a charge of $38.9 million for contractual obligations related to Affinitak. The primary portion of this charge resulted from our supply agreement with Isis. The supply agreement obligated us to pay certain costs associated with work-in-process and raw materials and other costs that were triggered when we canceled our order of Affinitak. The remaining portion of the charge resulted from our contractual obligations related to the conduct of Affinitak clinical trials. As of December 31, 2003, approximately $2.5 million remained related to the original $38.9 million charge. The remaining cash payments associated with the Affinitak trials are expected to be made through mid-2004. The stock and loan impairments and other special charges incurred in the first quarter related to this relationship totaled $186.8 million and have been included in the asset impairments, restructuring, and other special charges category in our consolidated statement of income.

     As a result of a strategic review of our global manufacturing operations, we recognized asset impairment and other site charges totaling $121.4 million in the third quarter of 2001. The charges principally consist of impairments of facilities and equipment that were substantially disposed of in 2002, termination of third-party manufacturing arrangements, and a plant closure in Taiwan. The impairment charges were necessary to adjust the carrying value of certain manufacturing assets to fair value. The fair value of the assets was estimated based upon anticipated future cash flows, discounted at a rate commensurate with the risk involved. Approximately $18 million of this charge was for severance-related costs, which were fully expended during 2002.

Note 5: Financial Instruments and Investments

Financial instruments that potentially subject us to credit risk consist principally of trade receivables and interestbearing investments. Wholesale distributors of life-sciences products and managed care organizations account for a substantial portion of trade receivables; collateral is generally not required. The risk associated with this concentration is mitigated by our ongoing credit review procedures. We place substantially all our interest-bearing investments with major financial institutions, in U.S. government securities, or with top-rated corporate issuers. In accordance with documented corporate policies, we limit the amount of credit exposure to any one financial institution. We are exposed to credit-related losses in the event of nonperformance by counterparties to financial instruments but do not expect any counterparties to fail to meet their obligations given their high credit ratings.

Fair Value of Financial Instruments

     A summary of our outstanding financial instruments and other investments at December 31 follows:

	2003		2002

	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Short-term investments
Debt securities	$957.0	$957.0	$1,708.8	$1,708.8
Noncurrent investments
Marketable equity	$105.5	$105.5	$85.9	$85.9
Debt securities	3,173.1	3,173.1	2,458.6	2,458.6
Equity method and other investments	96.0	N/A	605.9	N/A

	$3,374.6		$3,150.4

Long-term debt, including current portion	$4,867.5	$5,107.8	$4,643.6	$4,886.7

     We determine fair values based on quoted market values where available or discounted cash flow analyses (principally long-term debt). The fair value of equity method investments is not readily available and disclosure is not required. The fair value and carrying amount of risk-management instruments in the aggregate were not material at December 31, 2003 and 2002. Approximately $3.6 billion of our investments in debt securities mature within five years.

     A summary of the unrealized gains and losses (pretax) of our available-for-sale securities in other comprehensive income at December 31 follows:

	2003	2002

Unrealized gross gains	$72.3	$77.4
Unrealized gross losses	10.6	87.7

     The net adjustment to unrealized gains and losses (net of tax) on available-for-sale securities increased (decreased) other comprehensive income by $45.4 million, ($45.0) million, and $34.3 million in 2003, 2002, and 2001, respectively. Activity related to our available-for-sale investment portfolio was as follows:

	2003	2002	2001

Proceeds from sales	$4,903.7	$3,724.2	$1,826.3
Realized gross gains on sales	72.1	57.0	14.1
Realized gross losses on sales	26.4	35.2	0.1

     During the years ended December 31, 2003 and 2002, net losses related to ineffectiveness and net losses related to the portion of fair value and cash flow hedging instruments excluded from the assessment of effectiveness were not material.

     We expect to reclassify an estimated $53.9 million of pretax net losses on cash flow hedges of anticipated foreign currency transactions and the variability in expected future interest payments on floating rate debt from accumulated other comprehensive loss to earnings during 2004. This assumes that short-term interest rates remain unchanged from the prevailing rates at December 31, 2003.

Note 6: Borrowings

Long-term debt at December 31 consisted of the following:

	2003	2002

4.50 to 7.13 percent notes (due 2012-2036)	$1,487.4	$1,287.4
2.90 to 8.38 percent notes (due 2003-2008)	811.4	711.4
Floating rate bonds (due 2008-2037)	417.8	666.6
Private placement bonds (due 2007-2008)	810.5	542.8
Floating rate capital securities (due 2029)	525.0	525.0
8.38 percent eurodollar bonds (due 2005)	150.0	150.0
Resettable coupon capital securities (due 2029)	300.0	300.0
6.55 percent ESOP debentures (due 2017)	94.6	95.6
Other, including capitalized leases	130.3	130.8
SFAS 133 fair value adjustment	140.5	234.0

	4,867.5	4,643.6
Less current portion	179.7	285.4

	$4,687.8	$4,358.2

     In March 2003, we issued $300.0 million of 2.9 percent 5-year notes and $200.0 million of 4.5 percent 15-year notes. In July 2002 and May 2001, we issued $150.0 million and $250.0 million, respectively, of floating rate bonds that mature in 2037. The variable interest rate on these bonds is at LIBOR (1.27 percent at December 31, 2003) and beginning May 15, 2004, will adjust every six months to reflect our six-month credit spread. The interest accumulates over the life of the bonds and is payable upon maturity. We have an option to begin periodic interest payments any time after May 15, 2004. At the time of option exercise, we would owe all previously accrued interest on the bonds. Additionally, in July 2003 and July 2002, respectively, we executed a $330.0 million and $542.8 million private placement note with a financial institution. Principal and interest are due semiannually over the five-year terms of each of these notes. In conjunction with these notes, we entered into interest rate swap agreements with the same financial institution, which converts the fixed rate into a variable rate of interest at essentially LIBOR over the term of the notes. In March 2002, we issued $500.0 million of 10-year 6.0 percent notes. In addition, in 2001, we issued $400.0 million of 5.5 percent notes due July 2006 and $249.5 million of floating rate bonds due October 2008.

     The floating rate capital securities and the resettable coupon capital securities are subordinated to the notes, bonds, and debentures listed above. The floating rate capital securities pay cumulative interest at an annual rate equal to LIBOR plus a predetermined spread, reset quarterly. The rates at December 31, 2003 and 2002, were 2.37 percent and 2.86 percent, respectively. The securities may be redeemed any time on or after August 5, 2004, for a defined redemption price. The resettable coupon capital securities pay cumulative interest at an annual rate of 7.72 percent until August 1, 2004. At this date and every fifth anniversary thereafter, the interest rate will be reset equal to the weekly average interest rate of U.S. treasury securities having an index maturity of five years for the week immediately preceding the reset date plus a predetermined spread. The securities may be redeemed on August 1,

2004, and anytime thereafter for a defined redemption price.

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

     In 2001, we repurchased $188.6 million of 8.38 percent notes due in 2006, $14.0 million of 6.77 percent notes due in 2036, and $198.6 million of 7.13 percent notes due in 2025. As a result of this early extinguishment of debt, we recognized a charge of $45.2 million. As a result of our adoption of SFAS 145 in 2003 (see Note 2), this charge was reclassified from an extraordinary charge to interest expense. In 2003, we repurchased $257.1 million of floating rate debt securities due in 2008.

     The aggregate amounts of maturities on long-term debt for the next five years are as follows: 2004, $179.7 million; 2005, $360.3 million; 2006, $719.4 million; 2007, $207.4 million; and 2008, $389.6 million.

     At December 31, 2003 and 2002, short-term borrowings included $16.8 million and $260.0 million, respectively, of notes payable to banks. Included in short-term borrowings in 2002 are $250.0 million of 4.23 percent one-year resettable notes issued in March 2001. These notes were repaid in 2003. At December 31, 2003, unused committed lines of credit totaled approximately $1.24 billion. Compensating balances and commitment fees are not material, and there are no conditions that are probable of occurring under which the lines may be withdrawn.

     We have converted substantially all fixed rate debt to floating rates through the use of interest rate swaps. The weighted-average effective borrowing rate based on debt obligations and interest rates at December 31, 2003 and 2002, including the effects of interest rate swaps for hedged debt obligations, was 2.7 percent and 3.5 percent, respectively.

     Cash payments of interest on borrowings totaled $44.7 million, $54.6 million, and $171.6 million in 2003, 2002, and 2001, respectively.

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

Note 7: Stock Plans

Stock options are granted to employees at exercise prices equal to the fair market value of the company’s stock at the dates of grant. Generally, options vest 100 percent 3 years from the grant date and have a term of 10 years. Performance awards are granted to officers and key employees and are payable in shares of our common stock. The number of performance award shares actually issued, if any, varies depending upon the achievement of certain earnings-per-share targets. In general, performance awards vest 100 percent at the end of the second fiscal year following the grant date. No performance awards were granted in 2002.

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

     The weighted-average per-share fair values of the individual options and performance awards granted during 2003, 2002, and 2001 were as follows on the date of grant:

	2003	2002	2001

Employee stock options	$20.59	$25.98	$26.59
Performance awards	63.51	N/A	78.86

     The fair values of the options calculated in accordance with SFAS 123 were determined using a Black-Scholes option-pricing model with the following assumptions:

	2003	2002	2001

Dividend yield	1.50%	1.54%	1.80%
Volatility	35.10%	35.00%	33.10%
Risk-free interest rate	3.32%	3.14%	4.58%
Forfeiture rate	0	0	0
Expected life	7 years	7 years	7 years

Stock option activity during 2001-2003 is summarized below:

	Shares of
	Common Stock	Weighted-Average
	Attributable to Options	Exercise
	(in thousands)	Price of Options

Unexercised at January 1, 2001	45,125	$48.28
Granted	26,883	76.10
Exercised	(4,298)	26.72
Forfeited	(612)	71.20

Unexercised at December 31, 2001	67,098	60.60
Granted	14,133	74.33
Exercised	(3,357)	21.18
Forfeited	(1,819)	70.95

Unexercised at December 31, 2002	76,055	64.65
Granted	14,361	57.36
Exercised	(4,379)	22.65
Forfeited	(3,227)	70.03

Unexercised at December 31, 2003	82,810	65.39

     The following table summarizes information concerning outstanding and exercisable options at December 31, 2003 (shares in millions, contractual life in years):

	Options Outstanding			Options Exercisable

		Weighted-
		Average	Weighted-		Weighted-
Range of		Remaining	Average		Average
Exercise	Number	Contractual	Exercise	Number	Exercise
Prices	Outstanding	Life	Price	Exercisable	Price

$10–$25	6.76	1.52	$21.29	6.76	$21.29
$25–$65	21.37	7.23	56.14	7.97	53.27
$65–$75	31.51	6.25	71.93	21.34	71.03
$75–$95	23.17	7.91	77.90	12.59	79.44

     Shares exercisable at December 31, 2003, 2002, and 2001, were 48.7 million, 44.6 million, and 35.2 million, respectively.

     As noted above, the number of shares ultimately issued for the performance award program is dependent upon the earnings achieved during the vesting period. Pursuant to this plan, approximately 0.4 million shares and 0.8 million shares were issued in 2002 and 2001, respectively. No shares were issued in 2003 and none will be issued in 2004.

     At December 31, 2003, additional options, performance awards, or restricted stock grants may be granted under the 2002 Lilly Stock Plan and the Lilly GlobalShares Stock Plan for not more than 74.5 million shares and 2.1 million shares, respectively.

Note 8: Other Assets and Other Liabilities

Our sundry assets include our capitalized computer software, prepaid retiree health benefit (Note 12), goodwill and other intangibles (Note 1), estimated insurance recoveries from our product litigation and environmental contingencies (Note 13), and a variety of other items. The increase in sundry assets is primarily attributable to an increase in capitalized computer software and prepaid retiree health benefits, offset partially by lower long-term deferred income tax assets.

     Our other current liabilities include our sales discount and rebate accruals, including our Medicaid rebate accrual, deferred income from our collaboration and out-licensing arrangements, other taxes, interest payable, and a variety of other items. Major contributors to the increase in other current liabilities are interest payable, deferred income from our collaboration and out-licensing arrangements, and the Medicaid rebate accrual.

     Our other noncurrent liabilities include the accrued liabilities from our pension and retiree health plans (Note 12), deferred income taxes (Note 11), product liability litigation and environmental accruals (Note 13), deferred income from our collaboration and out-licensing arrangements, and a variety of other items. The increase in other noncurrent liabilities is primarily attributable to deferred income taxes, deferred income from collaboration and out-licensing arrangements, and accrued liabilities from our pension and retiree health plans.

     None of the components of sundry assets exceeds 5 percent of total assets and none of the components of other current liabilities or other noncurrent liabilities exceeds 5 percent of total liabilities.

Note 9: Shareholders’ Equity

Changes in certain components of shareholders’ equity were as follows:

				Common Stock in Treasury

	Additional	Retained	Deferred	Shares
	Paid-in Capital	Earnings	Costs—ESOP	(in thousands)	Amount

Balance at January 1, 2001	$2,610.0	$6,223.2	$(135.0)	1,007	$109.5
Net income		2,780.0
Cash dividends declared per share: $1.15		(1,232.8)
Retirement of treasury shares	(581.8)			(7,368)	(586.7)
Purchase for treasury	(24.8)			7,176	571.0
Issuance of stock under employee stock plans	229.0			170	13.6
ESOP transactions	18.4		5.9
Other	0.1	(0.1)
Reclassification	359.1	(359.1)

Balance at December 31, 2001	2,610.0	7,411.2	(129.1)	985	107.4
Net income		2,707.9
Cash dividends declared per share: $1.27		(1,370.7)
Retirement of treasury shares	(393.9)			(4,677)	(396.8)
Purchase for treasury				4,532	389.2
Issuance of stock under employee stock plans	131.8			168	9.7
ESOP transactions	13.8		5.8
Reclassification	248.3	(248.3)

Balance at December 31, 2002	2,610.0	8,500.1	(123.3)	1,008	109.5
Net income		2,560.8
Cash dividends declared per share: $1.36		(1,465.4)
Retirement of treasury shares	(289.1)			(3,180)	(291.2)
Purchase for treasury				2,976	276.8
Issuance of stock under employee stock plans	150.4			148	9.1
ESOP transactions	13.6		4.7
Reclassification	125.1	(125.1)

Balance at December 31, 2003	$2,610.0	$9,470.4	$(118.6)	952	$104.2

     As of December 31, 2003, we have purchased $2.08 billion of our announced $3.0 billion share repurchase program. We acquired approximately 3.0 million, 4.5 million, and 7.2 million shares in 2003, 2002, and 2001, respectively, under our share repurchase programs. As previously disclosed, in connection with the share repurchase program, we entered into agreements to purchase shares of our stock. During the second quarter of 2003, we satisfied all our remaining obligations under the agreements.

     We have 5 million authorized shares of preferred stock. As of December 31, 2003 and 2002, no preferred stock has been issued.

     We have funded an employee benefit trust with 40 million shares of Lilly common stock to provide a source of funds to assist us in meeting our obligations under various employee benefit plans. The funding had no net impact on shareholders’ equity as we consolidated the employee benefit trust. The cost basis of the shares held in the trust was $2.64 billion and is shown as a reduction in shareholders’ equity, which offset the resulting increases of $2.61 billion in additional paid-in capital and $25 million in common stock. Any dividend transactions between us and the trust are eliminated. Stock held by the trust is not considered outstanding in the computation of earnings per share. The assets of the trust were not used to fund any of our obligations under these employee benefit plans in 2003, 2002, or 2001.

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

Note 10: Earnings per Share

The following is a reconciliation of the denominators used in computing earnings per share:

	2003	2002	2001

		(Shares in thousands)

Income available to common shareholders	$2,560.8	$2,707.9	$2,780.0

Basic earnings per share
Weighted-average number of common shares outstanding, including incremental shares	1,076,547	1,076,922	1,077,497

Basic earnings per share	$2.38	$2.51	$2.58

Diluted earnings per share
Weighted-average number of common shares outstanding	1,076,547	1,076,873	1,077,390
Stock options and other incremental shares	5,683	8,215	13,403

Weighted-average number of common shares outstanding—diluted	1,082,230	1,085,088	1,090,793

Diluted earnings per share	$2.37	$2.50	$2.55

Note 11: Income Taxes

Following is the composition of income taxes:

	2003	2002	2001

Current
Federal	$391.2	$140.1	$297.6
Foreign	284.7	306.3	247.9
State	(6.2)	(13.4)	16.6

	669.7	433.0	562.1
Deferred
Federal	(112.9)	366.1	240.5
Foreign	138.2	(47.3)	34.6
State	5.9	(2.0)	0.2

	31.2	316.8	275.3
Utilization of capital loss carryforwards	—	—	(110.5)

Income taxes	$700.9	$749.8	$726.9

     Significant components of our deferred tax assets and liabilities as of December 31 are as follows:

	2003	2002

Deferred tax assets
Sale of intangibles	$415.0	$485.3
Other carryforwards	411.7	398.4
Inventory	353.5	61.3
Compensation and benefits	275.9	250.0
Tax credit carryforwards and carrybacks	105.9	93.6
Asset purchases	62.2	103.0
Other	527.5	467.6

	2,151.7	1,859.2
Valuation allowances	(415.3)	(382.2)

Total deferred tax assets	1,736.4	1,477.0

Deferred tax liabilities
Prepaid employee benefits	(701.5)	(626.6)
Property and equipment	(564.5)	(480.4)
Unremitted earnings	(204.6)	(115.6)
Other	(153.3)	(84.7)

Total deferred tax liabilities	(1,623.9)	(1,307.3)

Deferred tax assets–net	$112.5	$169.7

     At December 31, 2003, we had other carryforwards for international and U.S. income tax purposes of $266.4 million: $150.0 million will expire within five years and $70.6 million thereafter; $45.8 million of the carryforwards will never expire. The primary component of the remaining portion of the deferred tax asset for other carryforwards is related to net operating losses for state income tax purposes that are fully reserved. We also have tax credit carryforwards and carrybacks of $105.9 million available to reduce future income taxes: $46.3 million will be carried back, $0.3 million expires after five years, and $9.3 million of the tax credit carryforwards will never expire. The remaining portion of the tax credit carryforwards is related to state tax credits that are fully reserved.

     Domestic and Puerto Rican companies contributed approximately 22 percent, 28 percent, and 55 percent in 2003, 2002, and 2001, respectively, to consolidated income before income taxes. At December 31, 2003, we had an aggregate of $9.5 billion of unremitted earnings of foreign subsidiaries that have been or are intended to be permanently reinvested for continued use in foreign operations and that, if distributed, would result in taxes at approximately the U.S. statutory rate. We have a subsidiary operating in Puerto Rico under a tax incentive grant that begins to expire at the end of 2007.

     Cash payments of income taxes totaled $614.0 million, $864.0 million, and $320.0 million in 2003, 2002, and 2001, respectively. The increase in cash payments of income taxes in 2002 is primarily attributable to the resolution of an IRS examination.

     Following is a reconciliation of the effective income tax rate applicable to income before income taxes:

	2003	2002	2001

United States federal statutory tax rate	35.0%	35.0%	35.0%
Add (deduct)
International operations, including Puerto Rico	(15.7)	(12.6)	(13.9)
General business credits	(0.7)	(0.7)	(1.1)
Sundry	2.9	—	0.7

Effective income tax rate	21.5%	21.7%	20.7%

Note 12: Retirement Benefits

We used a measurement date of December 31 to develop the change in benefit obligation, change in plan assets, funded status, and amounts recognized in the consolidated balance sheets at December 31 for our defined benefit pension and retiree health benefit plans, which were as follows:

	Defined Benefit Pension Plans		Retiree Health Benefits
	2003	2002	2003	2002

Change in benefit obligation
Benefit obligation at beginning of year	$3,941.1	$3,598.7	$911.6	$928.2
Service cost	196.2	170.2	38.2	34.0
Interest cost	266.1	254.3	60.4	64.5
Actuarial loss	105.7	61.8	136.8	104.6
Benefits paid	(247.3)	(234.9)	(75.5)	(73.5)
Retiree health plan changes	—	—	—	(151.0)
Reduction in discount rate, foreign currency exchange rate changes, and other adjustments	386.8	91.0	87.3	4.8

Benefit obligation at end of year	4,648.6	3,941.1	1,158.8	911.6

Change in plan assets
Fair value of plan assets at beginning of year	3,161.3	3,182.1	415.0	373.4
Actual return on plan assets	579.2	(224.9)	75.3	(46.1)
Employer contribution	149.1	402.7	139.1	161.1
Benefits paid	(247.3)	(234.9)	(75.5)	(73.5)
Foreign currency exchange rate changes and other adjustments	57.8	36.3	—	0.1

Fair value of plan assets at end of year	3,700.1	3,161.3	553.9	415.0

Funded status	(948.5)	(779.8)	(604.9)	(496.6)
Unrecognized net actuarial loss	2,286.1	2,028.0	847.4	698.9
Unrecognized prior service cost (benefit)	72.1	78.3	(132.6)	(148.6)

Net amount recognized	$1,409.7	$1,326.5	$109.9	$53.7

Amounts recognized in the consolidated balance sheet consisted of
Prepaid pension	$1,613.3	$1,515.4	$192.3	$127.3
Accrued benefit liability	(422.6)	(398.1)	(82.4)	(73.6)
Accumulated other comprehensive income before income taxes	219.0	209.2	—	—

Net amount recognized	$1,409.7	$1,326.5	$109.9	$53.7

	Defined Benefit Pension Plans		Retiree Health Benefits
(Percents)	2003	2002	2003	2002

Weighted-average assumptions as of December 31
Discount rate for benefit obligation	6.2	6.8	6.2	6.9
Discount rate for net benefit costs	6.8	7.2	6.9	7.4
Rate of compensation increase for benefit obligation	3.0–5.5	3.0–5.5	—	—
Rate of compensation increase for net benefit costs	3.0–5.5	3.5–8.0	—	—
Expected return on plan assets for net benefit costs	9.27	10.5	9.25	10.5

     In evaluating the expected return on plan assets, we have considered our historical assumptions compared with actual results, an analysis of current market conditions, asset allocations, and the views of leading financial advisers and economists. Including the investment losses due to overall market conditions in 2001 and 2002, our 10- and 20-year annualized rate of return on our U.S. defined benefit pension plans and retiree health benefit plan was approximately 9.2 percent and 11.5 percent, respectively, as of December 31, 2003. Health-care-cost trend rates were assumed to increase at an annual rate of 10 percent in 2003, decreasing 1 percent per year to 6 percent in 2007 and thereafter.

     The total accumulated benefit obligation for all our defined benefit pension plans was $3.93 billion and $3.47 billion at December 31, 2003 and 2002, respectively. The projected benefit obligation, accumulated benefit obligation, and fair value of the plan assets for the defined benefit pension plans with projected benefit obligations in excess of plan assets were $4.65 billion, $3.93 billion, and $3.70 billion, respectively, as of December 31, 2003, and $3.94 billion, $3.47 billion, and $3.16 billion, respectively, as of December 31, 2002.

     Net pension and retiree health benefit expense included the following components:

	Defined Benefit Pension Plans			Retiree Health Benefits
	2003	2002	2001	2003	2002	2001

Components of net periodic benefit cost
Service cost	$196.2	$170.2	$156.0	$38.2	$34.0	$28.7
Interest cost	266.1	254.3	242.4	60.4	64.5	53.8
Expected return on plan assets	(382.0)	(398.0)	(382.3)	(53.6)	(50.8)	(40.1)
Amortization of prior service cost	11.9	16.1	19.3	(15.6)	(0.7)	0.1
Recognized actuarial loss	52.0	21.9	9.8	50.6	36.0	23.6

Net periodic benefit cost	$144.2	$64.5	$45.2	$80.0	$83.0	$66.1

     If the health-care-cost trend rates were to be increased by one percentage point each future year, the December 31, 2003, accumulated postretirement benefit obligation would increase by 11.3 percent and the aggregate of the service cost and interest cost components of the 2003 annual expense would increase by 15.3 percent. A one-percentage-point decrease in these rates would decrease the December 31, 2003, accumulated postretirement benefit obligation by 10.1 percent and the aggregate of the 2003 service cost and interest cost by 13.2 percent.

     We have defined contribution savings plans that cover our eligible employees worldwide. The purpose of these defined contribution plans is generally to provide additional financial security during retirement by providing employees with an incentive to save. Our contributions to the plan are based on employee contributions and the level of our match. Expenses under the plans totaled $72.9 million, $41.7 million, and $39.3 million for the years 2003, 2002, and 2001, respectively.

     We provide certain other postemployment benefits primarily related to disability benefits and accrue for the related cost over the service lives of employees. Expenses associated with these benefit plans in 2003, 2002, and 2001 were not significant.

     Our plan assets in our U.S. defined benefit pension and retiree health plans comprise approximately 86 percent of our worldwide benefit plan assets. Our U.S. defined benefit pension and retiree health benefit plan investment allocation strategy currently comprises approximately 85 percent to 95 percent growth investments and 5 percent to 15 percent fixed-income investments. Within the growth investment classification, the plan asset strategy encompasses equity and equity-like instruments that are expected to represent approximately 75 percent of our plan asset portfolio of both public and private market investments. The largest component of these equity and equity-like instruments is public equity securities that are well diversified and invested in U.S. and international small-to-large companies. The remaining portion of the growth investment classification is represented by other alternative growth investments.

     Our U.S. defined benefit pension plan and retiree health plan asset allocations as of December 31 are as follows:

	Percentage of		Percentage of
(Percents)	Pension Plan Assets		Retiree Health Plan Assets

	2003	2002	2003	2002

Asset Category
Equity securities and equity-like instruments	77%	86%	81%	85%
Debt securities	10	10	12	12
Real estate	2	3	1	1
Other	11	1	6	2

Total	100%	100%	100%	100%

     In 2004, we expect to contribute approximately $26.0 million to our defined benefit pension plans to satisfy minimum funding requirements in 2004. In addition, we expect to contribute approximately an additional $300.0 million of discretionary funding in 2004 to our defined benefit plans. We also expect to contribute approximately $125.0 million of discretionary funding to our postretirement health benefit plans during 2004.

Note 13: Contingencies

Three generic pharmaceutical manufacturers, Zenith Goldline Pharmaceuticals, Inc. (Zenith), Dr. Reddy’s Laboratories, Ltd. (Reddy), and Teva Pharmaceuticals, have submitted abbreviated new drug applications (ANDAs) seeking permission to market generic versions of Zyprexa in various dosage forms several years prior to the expiration of our U.S. patents for the product, alleging that our patents are invalid or not infringed. We filed suits against the three companies in U.S. District Court for the Southern District of Indiana seeking a ruling that the challenges to our compound patent (expiring in 2011) are without merit. The cases have been consolidated. A trial before a district court judge in Indianapolis began on January 26, 2004, and is expected to conclude in February. A ruling from the trial court is expected in the second or third quarter of 2004. Regardless of the trial court ruling, we anticipate that appeals will follow. If we are unsuccessful at the trial court level, we cannot predict whether any of the generic companies would launch generic versions of Zyprexa prior to a final resolution of any appeals. We believe that the generic manufacturers’ claims are without merit and we expect to prevail in this litigation. However, it is not possible to predict or determine the outcome of this litigation and, accordingly, we can provide no assurance that we will prevail. An unfavorable outcome would have a material adverse impact on our consolidated results of operations, liquidity, and financial position.

     In October 2002, we were notified that Barr Laboratories, Inc. (Barr), had submitted an ANDA to the U.S. FDA seeking permission to market a generic version of Evista several years prior to the expiration of our U.S. patents covering the product, alleging that the patents are invalid or not infringed. On November 26, 2002, we filed suit against Barr in federal district court in Indianapolis seeking a ruling that Barr’s challenges to our patents claiming the method of use and pharmaceutical form (expiring from 2012 to 2017) are without merit. In June 2003, Barr added a challenge to one of our additional patents (expiring in 2017) claiming a component in the pharmaceutical form of Evista. This patent has now been added to the lawsuit. The trial is tentatively scheduled to begin in August 2005. While we believe that Barr’s claims are without merit and expect to prevail, it is not possible to predict or determine the outcome of the litigation. Therefore, we can provide no assurance that we will prevail. An unfavorable outcome could have a material adverse impact on our consolidated results of operations, liquidity, and financial position.

     In July 2002, we received a grand jury subpoena for documents from the Office of Consumer Litigation, Department of Justice, related to our marketing and promotional practices and physician communications with respect to Evista. We received a second subpoena seeking additional documents in July 2003. We continue to cooperate with the government and have provided a broad range of information concerning our U.S. marketing and promotional practices, including documents relating to communications with physicians and the remuneration of physician consultants and advisers. We continue to review and enhance policies and procedures designed to assure that our marketing and promotional practices and physician communications comply with promotional laws and regulations. In recent months, several pharmaceutical companies have received subpoenas from government agencies with respect to a variety of products, including a number of neuroscience products. It is possible that other Lilly products, including Zyprexa, could become subject to investigation. It is possible that the outcome of the above matters could include criminal charges and fines and/or civil penalties. We cannot predict or determine the outcome of the above matters or reasonably estimate the amount or range of amounts of any fines or penalties that might result from an adverse outcome. It is possible, however, that an adverse outcome could have a material adverse impact on our consolidated financial position, liquidity, and results of operations.

     We have been named as a defendant in numerous product liability lawsuits involving primarily two products, diethylstilbestrol (DES) and thimerosal. We have accrued for the estimated exposure with respect to all current product liability claims. In addition, we have accrued for certain claims incurred, but not filed, to the extent we can formulate a reasonable estimate of their costs. We estimate these expenses based primarily on historical claims experience and data regarding product usage. We expect the cash amounts related to the accruals to be paid out over the next several years. A portion of the costs associated with defending and disposing of these suits is covered by insurance. We estimate insurance recoverables based on existing deductibles, coverage limits, and the existing and projected future level of insolvencies among the insurance carriers.

     Under the Comprehensive Environmental Response, Compensation, and Liability Act, commonly known as Superfund, we have been designated as one of several potentially responsible parties with respect to fewer than 10 sites. Under Superfund, each responsible party may be jointly and severally liable for the entire amount of the cleanup. We also continue remediation of certain of our own sites. We have accrued for estimated Superfund cleanup costs, remediation, and certain other environmental matters, taking into account, as applicable, available information regarding site conditions, potential cleanup methods, estimated costs, and the extent to which other parties can be expected to contribute to payment of those costs. We have reached a settlement with our liability insurance carriers providing for coverage for certain environmental liabilities.

     The environmental liabilities and litigation accruals have been reflected in our consolidated balance sheet at the gross amount of approximately $258.7 million at December 31, 2003. Estimated insurance recoverables of approximately $83.2 million at December 31, 2003, have been reflected as assets in the consolidated balance sheet.

     While it is not possible to predict or determine the outcome of the patent, product liability, or other legal actions brought against us or the ultimate cost of environmental matters, we believe that, except as noted above in this note in connection with the discussion of the Zyprexa patent litigation, the Evista patent litigation, and our marketing and promotional practices, the resolution of all such matters will not have a material adverse effect on our consolidated financial position or liquidity but could possibly be material to the consolidated results of operations in any one accounting period.

Note 14: Other Comprehensive Income (Loss)

     The accumulated balances related to each component of other comprehensive income (loss) were as follows:

		Unrealized	Minimum	Effective	Accumulated
	Foreign	Gains	Pension	Portion of	Other
	Currency	(Losses) on	Liability	Cash Flow	Comprehensive
	Translation	Securities	Adjustment	Hedges	Income (Loss)

Beginning balance at January 1, 2003	$(356.5)	$(2.9)	$(137.8)	$(173.6)	$(670.8)
Other comprehensive income (loss)	473.2	45.4	(6.4)	(1.5)	510.7

Balance at December 31, 2003	$116.7	$42.5	$(144.2)	$(175.1)	$(160.1)

     The amounts above are net of income taxes. The income taxes related to other comprehensive income were not significant as income taxes were generally not provided for foreign currency translation.

     The unrealized gains (losses) on securities is net of reclassification adjustments of $37.4 million, $11.3 million, and $12.3 million, net of tax, in 2003, 2002, and 2001, respectively, for net realized gains on sales of securities included in net income. The effective portion of cash flow hedges is net of reclassification adjustments of $27.2 million in 2003, net of tax, for realized losses on foreign currency options and $14.2 million and $6.5 million, net of tax, in 2003 and 2002, respectively, for interest expense on interest rate swaps designated as cash flow hedges. In 2001, reclassification adjustments were $16.5 million, net of tax, for realized gains on foreign currency options.

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

     In addition to the system of internal accounting controls, we maintain a code of conduct (known as The Red Book) that applies to all employees worldwide, requiring proper overall business conduct, avoidance of conflicts of interest, compliance with laws, and confidentiality of proprietary information. The Red Book is reviewed on a periodic basis with employees worldwide and all employees are required to report suspected violations. A hotline number is published in The Red Book to enable employees to report suspected violations anonymously. Employees who report suspected violations are protected from discrimination or retaliation by the company. In addition to The Red Book, the CEO and all financial management must agree, in writing, to a financial code of ethics, which further reinforces their fiduciary responsibilities.

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

     Our audit committee comprises four nonemployee members of the board of directors, all of whom are independent from our company. The committee charter, which is published in the proxy statement, outlines the members’ roles and responsibilities and is consistent with the recently enacted corporate reform laws and regulations. It is the audit committee’s responsibility to appoint independent auditors subject to shareholder ratification, approve both audit and nonaudit services performed by the independent auditors, and review the reports submitted by them. The audit committee meets several times during the year with management, the internal auditors, and the independent auditors to discuss audit activities, internal controls, and financial reporting matters, including reviews of our externally published financial results. The internal auditors and the independent auditors have full and free access to the committee.

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
February 2, 2004

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholders
Eli Lilly and Company

We have audited the accompanying consolidated balance sheets of Eli Lilly and Company and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, cash flows, and comprehensive income for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Eli Lilly and Company and subsidiaries at December 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

Indianapolis, Indiana February 2, 2004

Graphs in Annual Report to Shareholders
for the Year Ended December 31, 2003

Set forth below, converted to tabular format, are the graphs contained in the paper format of the Company’s Annual Report to Shareholders.

Graph #1 (contained in Chairman’s letter to shareholders) —Nine Key Growth Products Collectively Delivered 24 Percent Increase in Net Sales

($ millions; percentages represent changes from 2002)

Product	Amount	Percent
Established Growth Products
Zyprexa	$588	16
Humalog	187	22
Gemzar	147	17
Evista	100	12
Actos	40	10

Product	Amount	Percent
Newly Launched Growth Products
Strattera	$368	NM
Cialis	74	NM
Forteo	60	NM
Xigris	60	60

The company’s established key growth products — Zyprexa, Humalog, Gemzar, Evista, and Actos — generated $1.1 billion of incremental net sales and $7.7 billion of total net sales in 2003. In addition, our newly launched growth products — Strattera, Cialis, Forteo, and Xigris — generated $670 million of net sales in 2003. Combined, all our key growth products grew 24 percent for the year.

Graph #2—Nine Key Growth Products Accounted for 66 Percent of 2003 Sales

($ millions)

Year	Amount
99	$10,002.9
00	10,862.2
01	11,542.5
02	11,077.5
03	12,582.5

			Newly Launched	Established Growth
			Growth Products	Products (Zyprexa,
	Prozac/Sarafem/		(Strattera, Cialis,	Humalog, Gemzar,
Year	Prozac Weekly	Other	Forteo, and Xigris)	Evista, and Actos)
99	26%	45%	0%	29%
00	24%	40%	0%	37%
01	17%	35%	0%	47%
02	7%	33%	1%	60%
03	5%	29%	5%	61%

Combined net sales of the company’s key growth products — Zyprexa, Humalog, Gemzar, Evista, Actos, Strattera, Cialis, Forteo, and Xigris — increased by 24 percent over 2002, representing $8.3 billion, or 66 percent of total net sales, compared with $6.7 billion, or 61 percent in 2002.

Graph #3—Revenues

($ millions)

Product	Amount
Zyprexa	$4,277
Humulin	1,060
Gemzar	1,022
Humalog	1,021
Evista	922
Prozac/Sarafem/Prozac Weekly	645
Actos	431
Humatrope	371
Strattera	370
ReoPro	364

With the launch of Strattera, we now have 10 products with annual net revenues in excess of $300 million. Four of these products — Zyprexa, Humulin, Gemzar, and Humalog — had net revenues in excess of $1 billion in 2003 and Zyprexa became our first product with net sales in excess of $4 billion.

Graph #4—Gross Margin

(as a percent of total net sales)

Year	Percent
99	79.0%
00	81.1%
01	81.3%
02	80.4%
03	78.7%

Gross margin as a percent of sales decreased by 1.7 percentage points to 78.7 percent. This decline was primarily due to continued quality improvements, capacity growth in our manufacturing operations, and the impact of foreign exchange rates, offset partially by favorable changes in product mix due to growth in higher margin products such as Zyprexa, Gemzar, Evista, and the newly launched Strattera.

Graph #5—Research and Development

($ millions; percent of net sales)

Year	Amount	Percent
94	$838.7	14.7
95	1,042.3	16.0
96	1,189.5	17.0
97	1,370.2	17.2
98	1,738.9	18.8
99	1,783.6	17.8
00	2,018.5	18.6
01	2,235.1	19.4
02	2,149.3	19.4
03	2,350.2	18.7

Research and development expenditures increased by 9 percent, to $2.4 billion, in 2003. At 19 percent of net sales, we continue to lead our industry peer group in reinvesting proceeds from sales in further research and development. This significant financial investment in our pipeline of products supports our commitment to develop best-in-class and first-in-class medicines to provide answers for the unmet medical needs of our customers.

Graph #6—Capital Expenditures

($ millions)

Year	Amount
99	$528.3
00	677.9
01	884.0
02	1,130.9
03	1,706.6

Capital expenditures increased 51 percent from 2002. The continued heavy investment supported various manufacturing and research initiatives and related infrastructure. In 2004, the company expects near-term capital expenditures to increase from 2003 levels to prepare for the growth of our diabetes care products, future products in development, and expanded research and development activities.

Graph #7—Dividends Paid Per Share

(dollars)

Year	Amount
99	$0.92
00	1.04
01	1.12
02	1.24
03	1.34

Dividends paid during 2003 increased to $1.34 per share. This constitutes the 36th consecutive increase in annual dividends. The company also continues this tradition into 2004 by declaring a first-quarter 2004 dividend of $.355 per share, a 6 percent increase over first-quarter 2003. This record clearly reflects the company’s continued commitment to delivering outstanding shareholder value.

Graph #8—Return on Shareholders’ Equity

(based on income from continuing operations divided by average shareholders’ equity)

Year	Percent
94	23.8%
95	26.1%
96	28.2%
97	37.5%
98	46.0%
99	53.9%
00	55.3%
01	42.3%
02	35.2%
03	28.4%

Return on shareholders’ equity declined in 2003, to 28.4 percent. This decline is primarily attributable to significant investments in sales and marketing activities in support of our existing key growth products and to prepare for anticipated product launches. We also made substantial investments in our manufacturing operations and research and development activities.