Form 10-K, Exhibit 13
period 2004-12-31
LILLY ELI & CO
filed 2005-03-08
CIK 59478

EXHIBIT 13. ANNUAL REPORT TO SHAREHOLDERS FOR THE YEAR ENDED DECEMBER 31, 2004

Review of Operations

EXECUTIVE OVERVIEW

This section provides an overview of our financial results, product launches and late-stage product pipeline developments, and legal and governmental matters affecting our company and the pharmaceutical industry.

Graph 2: Revenues (see data table on page 44).

Financial Results

We achieved worldwide sales growth of 10 percent, due in part to the launch during the year of five new products as well as six new indications or formulations for expanded use of new and existing products in key markets. We continued our substantial investments in our manufacturing operations and research and development activities, resulting in cost of products sold and research and development costs increasing at rates greater than sales. Despite significant product launch expenditures, our cost-containment and productivity measures resulted in marketing and administrative expenses increasing at a rate significantly less than sales. We also benefited from an increase in net other income in 2004. Net income was $1.81 billion, or $1.66 per share, in 2004 as compared with $2.56 billion, or $2.37 per share, in 2003, decreases of 29 and 30 percent, respectively. Net income comparisons between 2004 and 2003 are negatively affected in the aggregate by the impact of the following significant items that are reflected in our financial results (see Notes 3, 4, and 11 to the consolidated financial statements for additional information):

2004

•	We recognized asset impairment charges, streamlined our infrastructure, and provided for the anticipated resolution of the government investigation of Evista® marketing and promotional practices, resulting in charges of $108.9 million (pretax) in the second quarter and $494.1 million (pretax) in the fourth quarter, which decreased earnings per share by $.08 and $.30, respectively.

•	We incurred charges for acquired in-process research and development (IPR&D) of $362.3 million (no tax benefit) in the first quarter related to the acquisition of Applied Molecular Evolution, Inc. (AME), and $29.9 million (pretax) in the fourth quarter related to our acquisition of a Phase I compound currently under development as a potential treatment for insomnia, which decreased earnings per share by $.33 in the first quarter and $.02 in the fourth quarter.

•	As discussed further in Financial Condition, we recognized tax expenses of $465.0 million in the fourth quarter associated with the anticipated repatriation in 2005 of $8.00 billion of our earnings reinvested outside the U.S., as a result of the passage of the American Jobs Creation Act of 2004 (AJCA). This tax expense decreased earnings per share by $.43 in that quarter.

2003

•	We recognized asset impairments, primarily relating to manufacturing assets in the U.S., and streamlined our infrastructure, resulting in severance-related and other charges totaling $167.1 million (pretax) in the first quarter and $28.3 million (pretax) in the fourth quarter, which decreased earnings per share by approximately $.10 and $.02 in the first and fourth quarters of 2003, respectively.

•	Separately, we recognized asset impairments and other charges of $186.8 million (pretax) in the first quarter of 2003 related primarily to our common stock ownership and loan agreements with Isis Pharmaceuticals, Inc. (Isis), which decreased earnings per share by $.13 in that quarter.

•	In the fourth quarter of 2003, we recorded a gain of $65.0 million (pretax) related to the sale of patent rights to dapoxetine for development in the field of genitourinary disorders to PPD, Inc., which increased earnings per share by $.04 in that quarter.

Recent Product Launches and Late-Stage Product
Pipeline Developments

Our long-term success depends, to a great extent, on our ability to continue to discover and develop innovative pharmaceutical products and acquire or collaborate on compounds currently in development by other biotechnology or pharmaceutical companies. We have achieved a number of successes with recent product launches and late-stage pipeline developments, including:

•	We are in the process of rolling out the global launches of a number of new products, which include Alimta®, Cialis®, Cymbalta®, Forteo®, Strattera®, Symbyax™, and Yentreve™. In addition, we have launched new indications or formulations of Alimta, Cymbalta, Gemzar®, Humatrope®, and Zyprexa®.

•	The U.S. Food and Drug Administration (FDA) approved Cymbalta, a balanced and potent selective serotonin and norepinephrine reuptake inhibitor, for the treatment of major depressive disorder in August 2004. This breakthrough antidepressant, which addresses both the emotional and painful physical symptoms of depression, was launched in the U.S. later that month. In September, following an accelerated review by the FDA, Cymbalta received its second U.S. approval and became the first FDA-approved treatment for pain caused by diabetic peripheral neuropathy. In addition, Cymbalta was approved in the European Union in late December 2004 for the treatment of major depressive episodes, and we expect to launch the product in a number of European markets during 2005.

•	In August, the FDA granted accelerated approval for Alimta for the treatment of locally advanced or metastatic non-small-cell lung cancer. This represents the second approval for Alimta in 2004; the product was approved and launched for malignant pleural mesothelioma in the first quarter. In September, Alimta was granted marketing authorization by the European Commission for the treatment of malignant pleural mesothelioma and as a second-line treatment for non-small-cell lung cancer. Alimta will continue to be launched in a number of European countries in 2005.

•	The European Commission granted marketing authorization throughout the European Union for Yentreve, duloxetine for the treatment of moderate-to-severe stress urinary incontinence (SUI) in women. Yentreve has been launched in nine European countries and will be available in many additional countries in the coming months. To date, we have received marketing authorization for the product in 27 countries worldwide. In late January 2005, we withdrew the New Drug Application from the FDA for duloxetine for the treatment of SUI. This decision was based on discussions with the FDA suggesting the agency is not prepared at this time to grant approval for the product for the treatment of the SUI patient population based on the data package submitted. With our marketing partner Boehringer Ingelheim, we will evaluate our options for next steps for the SUI indication in consultation with the FDA. Ongoing clinical trials for the product’s treatment of SUI will continue.

•	The FDA granted approval in May for Gemzar, in combination with paclitaxel, for the first-line treatment of patients with metastatic breast cancer.

•	In late June, Lilly and Amylin Pharmaceuticals, Inc., submitted a New Drug Application to the FDA for regulatory approval of exenatide, the first in a new class of medicines known as incretin mimetics, for the treatment of type 2 diabetes. We expect regulatory action by the FDA during the first half of 2005.

Legal and Governmental Matters

Certain generic manufacturers have challenged our U.S. compound patent for Zyprexa and are seeking permission to market generic versions of Zyprexa prior to its patent expiration in 2011. The trial regarding the defense of these patents concluded in February 2004. We are awaiting the court’s decision, and appeals are expected to follow.

      In March 2004, we were notified by the U.S. Attorney’s office for the Eastern District of Pennsylvania that it has commenced a civil investigation relating to our U.S. marketing and promotional practices. The products involved include Zyprexa, Prozac®, and Prozac Weekly™.

      In July 2002, we received the first of several grand jury subpoenas for documents from the Office of Consumer Litigation, U.S. Department of Justice, related to our marketing and promotional practices and physician communications with respect to Evista. We continue to cooperate in this matter and are in discussions with the government to resolve it. In the fourth quarter of 2004, we expensed $36.0 million, which we believe will be sufficient to resolve the matter.

      We have been named in a number of product liability cases in the United States alleging a variety of injuries from the administration of Zyprexa. Most of the cases allege that the product caused or contributed to diabetes or high blood-glucose levels. The suits seek substantial compensatory and punitive damages and typically accuse the company of inadequately testing for and warning about side effects of Zyprexa. Many of the suits also allege that we improperly promoted the drug. We are vigorously defending these suits.

      In the United States, we expect branded pharmaceutical products to be subject to increasing pricing pressures. Implementation of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (MMA), which provides a prescription drug benefit under the Medicare program, will take effect January 1, 2006. While it is difficult to predict the business impact of this legislation prior to 2006, we currently anticipate a relatively neutral short-term impact due to offsets of price and volume in various customer groups. However, in the long term there is additional risk associated with increased pricing pressures. While the MMA prohibits the Secretary of Health and Human Services (HHS) from directly negotiating prescription drug prices with manufacturers, we expect continued challenges to that prohibition over the next several years. Also, the MMA retains the authority of the Secretary of HHS to prohibit the importation of prescription drugs, but we expect Congress to consider several measures that could remove that authority and allow for the importation of products into the U.S. regardless of their safety or cost. If adopted, such legislation would likely have a negative effect on our U.S. sales. We were encouraged by the release of the HHS Task Force Report on Importation, which concludes that the safety and possible savings of an importation scheme are questionable.

      As a result of the passage of the MMA, aged and disabled patients jointly eligible for Medicare and Medicaid will receive their prescription drug benefits through the Medicare program, instead of Medicaid, on January 1, 2006. This may relieve some state budget pressures but is unlikely to result in reduced pricing pressures at the state level. A majority of states have begun to implement supplemental rebates and restricted formularies in their Medicaid programs, and these programs are expected to continue in the post-MMA environment. Several states are also attempting to extend discounted Medicaid prices to non-Medicaid patients. Additionally, notwithstanding the federal law prohibiting drug importation, nine states have implemented importation schemes for their citizens, usually involving a website that links patients to selected Canadian pharmacies. One state has such a program for its state employees. In the absence of federal action to curtail state activities, more states are expected to launch importation efforts. As a result, we expect pressures on pharmaceutical pricing to continue.

      International operations are also generally subject to extensive price and market regulations, and there are many proposals for additional cost-containment measures, including proposals that would directly or indirectly impose additional price controls or reduce the value of our intellectual property protection.

OPERATING RESULTS—2004

Sales

Our worldwide sales for 2004 increased 10 percent, to $13.86 billion, due primarily to the increased global sales of Strattera, Gemzar, Forteo, Zyprexa, Evista, Humatrope, and Cialis, and sales related to the launches of Alimta and Cymbalta. Sales in the U.S. increased 6 percent, to $7.67 billion. Sales outside the U.S. increased 15 percent, to $6.19 billion. Worldwide sales reflected a volume increase of 5 percent, with global selling prices contributing 2 percent and an increase due to favorable changes in exchange rates contributing 3 percent.

      Zyprexa, our top-selling product, is a treatment for schizophrenia, bipolar mania, and bipolar maintenance. Zyprexa sales in the U.S. decreased 8 percent in 2004 due to a decline in underlying demand from continued competitive pressures. Zyprexa sales outside the U.S. increased 22 percent, driven by volume growth in a number of major markets outside the U.S. International Zyprexa sales growth also benefited from the impact of foreign exchange rates. Excluding the impact of exchange rates, sales of Zyprexa outside the U.S. increased by 13 percent in 2004. While we expect Zyprexa sales in the U.S. to decline in 2005, we believe the erosion will start to slow sometime in 2005. In addition, we continue to expect double-digit growth of Zyprexa sales outside the U.S. As a result, we expect a slight decline in our 2005 worldwide Zyprexa sales.

      The following table summarizes our net sales activity in 2004:

	Year Ended			Year Ended	Percent
	December 31, 2004			December 31, 2003	Change
Product	U.S.[1]	Outside U.S.	Total	Total	from 2003
(Dollars in millions)

Zyprexa	$2,422.2	$1,997.6	$4,419.8	$4,276.9	3
Gemzar	565.1	649.3	1,214.4	1,021.7	19
Humalog®	685.4	416.2	1,101.6	1,021.3	8
Evista	667.9	344.8	1,012.7	922.1	10
Humulin®	422.7	575.0	997.7	1,060.4	(6)
Animal health products	338.9	459.8	798.7	726.6	10
Strattera	656.4	10.3	666.7	370.3	80
Fluoxetine products	327.3	231.7	559.0	645.1	(13)
Anti-infectives	110.2	367.8	478.0	489.9	(2)
Actos®	340.4	112.5	452.9	431.2	5
Humatrope	204.8	225.5	430.3	370.9	16
ReoPro®	175.4	187.4	362.8	364.4	0
Forteo	198.0	40.6	238.6	65.3	NM
Xigris®	123.3	78.5	201.8	160.4	26
Alimta	121.8	20.8	142.6	—	NM
Cialis[2]	1.4	129.2	130.6	73.5	78
Cymbalta	92.7	1.2	93.9	—	NM
Symbyax	70.1	0.1	70.2	—	NM
Other pharmaceutical products	144.5	341.1	485.6	582.5	(17)

Total net sales	$7,668.5	$6,189.4	$13,857.9	$12,582.5	10

NM—Not meaningful

1 U.S. sales include sales in Puerto Rico.
2 Cialis sales shown in the table above represent results in the territories in which we market Cialis exclusively. The remaining sales relate to the joint-venture territories of Lilly ICOS LLC (North America, excluding Puerto Rico, and Europe). Our share of the joint-venture-territory sales, net of expenses, is reported in net other income in our consolidated income statement.

Graph 3: Thirteen Key Products Collectively Delivered 17 Percent Increase in Net Sales (see data table on page 45).

      Diabetes care products, composed primarily of Humulin, biosynthetic human insulin; Humalog, our insulin analog; and Actos, an oral agent for the treatment of type 2 diabetes, had aggregate worldwide revenues of $2.61 billion in 2004, an increase of 2 percent. Diabetes care revenues in the U.S. decreased 6 percent, to $1.49 billion. Diabetes care revenues outside the U.S. increased 14 percent, to $1.12 billion. Humulin sales in the U.S. decreased 19 percent, driven primarily by volume declines due to competitive pressures. Humulin sales outside the U.S. increased 7 percent. Humalog sales in the U.S. increased 3 percent as increased prices offset slight volume declines. Humalog sales outside the U.S. increased 16 percent, to $416.2 million. Actos revenues, the majority of which represent service revenues from a copromotion agreement in the U.S. with Takeda Pharmaceuticals North America (Takeda), increased 5 percent in 2004. Actos is manufactured by Takeda Chemical Industries, Ltd., and sold in the U.S. by Takeda.

      Sales of Gemzar, a product approved to fight various cancers, increased 8 percent in the U.S. largely due to the May 2004 approval for the treatment of late-stage metastatic breast cancer. Gemzar sales increased 31 percent outside the U.S., driven by strong volume growth in a number of cancer indications as well as favorable foreign exchange rates.

      Sales of Evista, a product for the prevention and treatment of osteoporosis, increased 1 percent in the U.S. due to continued competitive pressures. Outside the U.S., Evista maintained a strong growth rate of 32 percent, driven by volume growth in several markets and the early 2004 launch of the product in Japan.

      Strattera, the only nonstimulant medicine approved for the treatment of attention-deficit hyperactivity disorder in children, adolescents, and adults, was launched in the U.S. in January 2003 and in the United Kingdom in July 2004. In 2004, Strattera generated an 80 percent increase over 2003 sales despite a very competitive landscape. In December 2004, we added a bolded warning to the product label, which indicates that the medication should be discontinued in patients with jaundice (yellowing of the skin or whites of the eyes) or in the event of laboratory evidence of liver injury. We expect the 2005 growth rate to moderate significantly as a result of the substantial increase in the sales base and anticipated wholesaler destocking due to our restructured arrangements with our U.S. wholesalers, which is discussed further in Financial Expectations for 2005.

      Forteo, an osteoporosis treatment for patients at high risk for a fracture, generated $238.6 million in sales in 2004, which continues its strong growth trajectory following its U.S. launch in December 2002 and European launches in late 2003 and during 2004.

      Xigris, a treatment for severe sepsis, had 2004 sales growth of 12 percent in the U.S. compared with 2003, while sales outside the U.S. increased 56 percent during the same period.

      The erectile dysfunction treatment Cialis was launched in the U.S. in December 2003 by Lilly and ICOS Corporation. The $552.3 million of worldwide Cialis sales in 2004, an increase of 172 percent compared to 2003, comprises $130.6 million of sales in our territories, which are reported in our net sales, and $421.7 million of sales in the joint-venture territories. Within the joint-venture territories, U.S. sales of Cialis were $206.6 million for 2004. In early 2004, Lilly ICOS began a direct-to-consumer advertising campaign in the U.S. Cialis continues to increase its market share in most major markets in this extremely competitive category.

      Alimta was launched in the U.S. in February 2004 for the treatment of malignant pleural mesothelioma and in August for second-line treatment of non-small-cell lung cancer (NSCLC). In addition, in September 2004, Alimta was granted marketing authorization by the European Commission for both the treatment of malignant pleural mesothelioma and as a second-line treatment of non-small-cell lung cancer. Alimta was launched in several European countries in the second half of 2004, with additional European market launches scheduled in 2005. We are encouraged by early sales results for Alimta, which exceeded our expectations by generating $142.6 million in 2004.

      Cymbalta was launched in the U.S. in late August 2004 for the treatment of major depressive disorder and in September 2004 for the treatment of diabetic peripheral neuropathic pain. Cymbalta has been well accepted, generating $93.9 million in sales in 2004.

      Symbyax, launched in the U.S. in January 2004, combines olanzapine (the active ingredient in Zyprexa) and fluoxetine (the active ingredient in Prozac) to treat bipolar depression. Symbyax is the first FDA-approved medication for this difficult-to-treat condition. Symbyax sales in 2004 did not meet our expectations. Several initiatives are underway to reposition the product in the marketplace.

      Animal health product sales in the U.S. increased 9 percent, while sales outside the U.S. increased 10 percent, led by Tylan®, Rumensin®, and Paylean®.

Gross Margin, Costs, and Expenses

The 2004 gross margin decreased to 76.7 percent of sales compared with 78.7 percent for 2003. The decrease was due primarily to continued investment in our manufacturing technical capabilities and capacity and the impact of foreign exchange rates, offset partially by favorable changes in product mix due to growth in sales of higher margin products.

Graph 4: Gross Margin (see data table on page 45).

      Operating expenses (the aggregate of research and development and marketing and administrative expenses) increased 9 percent in 2004. Investment in research and development increased 15 percent, to $2.69 billion, due to increased clinical trial and development expenses and increased incentive compensation and benefits expenses, partially offset by reimbursements for research activities from our collaboration partners. We continue to be a leader in our industry peer group by reinvesting more than 19 percent of our sales into research and development. Marketing and administrative expenses increased 6 percent in 2004, to $4.28 billion, attributable primarily to increased selling expenses in support of the new and anticipated product launches, the impact of foreign exchange rates, increased incentive compensation and benefits expenses, increased charitable contributions to the Lilly Foundation, and increased product liability expenses, offset partially by ongoing marketing cost-containment measures and marketing expense reimbursement from collaboration partners. A majority of the reimbursements are ongoing.

      Net other income for 2004 increased $126.9 million to $330.0 million. The increase for 2004 was primarily due to income related to the outlicensing of legacy products outside the United States, milestone payments from collaborations on the duloxetine molecule, income related to a previously assigned patent arrangement of $30.0 million that was recognized in the first quarter of 2004, and other miscellaneous income. This was offset partially by an increase in the net loss of the Lilly ICOS LLC joint venture, due primarily to increased market-

Graph 5: Research and Development (see data table on page 45).

ing costs of Cialis in joint-venture territories, and the 2003 sale of dapoxetine patent rights. We report our 50 percent share of the operating results of the Lilly ICOS joint venture in our net other income. For 2004, our net loss from the joint venture was $79.0 million, compared with $52.4 million in 2003.

      The effective tax rate for 2004 was 38.5 percent, compared with 21.5 percent for 2003. The increase in the effective tax rate was caused by the tax provision related to the expected repatriation of $8.00 billion of earnings reinvested outside the U.S. pursuant to the AJCA and the charge for acquired IPR&D related to the AME acquisition, which is not deductible for tax purposes. See Note 11 to the consolidated financial statements for additional information.

OPERATING RESULTS—2003

Financial Results

Net income was $2.56 billion, or $2.37 per share, in 2003 and $2.71 billion, or $2.50 per share, in 2002, a decline of 5 percent. We achieved strong worldwide sales growth of 14 percent, to $12.58 billion; however, in order to position ourselves for sustained growth in an increasingly competitive environment, we chose to significantly increase our investments in a number of areas. To ensure the successful launches of our new products, we substantially increased our sales and marketing efforts. In addition, we made substantial investments in our manufacturing operations and research and development activities. These investments into the business, together with lower net other income, negatively affected earnings in 2003.

      Certain items, reflected in our operating results for 2003 and 2002, should be considered in comparing the two years. The significant items for 2003 are summarized in the Executive Overview. The 2002 charge is summarized as follows (see Note 3 to the consolidated financial statements for additional information).

2002

•	In the third quarter of 2002, we recognized a charge of $84.0 million (pretax) for acquired in-process research and development related to a collaboration arrangement with Amylin Pharmaceuticals, Inc. (Amylin), to jointly develop and commercialize exenatide, a potential new treatment for type 2 diabetes, which decreased earnings per share by approximately $.05 in that quarter.

Sales

Our worldwide sales for 2003 increased 14 percent, to $12.58 billion, due primarily to the strong performance of Zyprexa, diabetes care products, Gemzar, and Evista, and sales related to the launches of Strattera, Cialis, and Forteo. Sales in the U.S. increased 10 percent, to $7.22 billion. Sales outside the U.S. increased 19 percent, to $5.36 billion. Worldwide sales reflected a volume increase of 7 percent, with global selling prices contributing 2 percent and an increase due to favorable changes in exchange rates contributing 5 percent.

      Zyprexa sales increased 4 percent in the U.S., where continuing competitive pressures contributed to the slower growth. Sales outside the U.S. increased 42 percent. Excluding the impact of exchange rates, our sales outside the U.S. grew 26 percent. The strong international sales growth of Zyprexa was primarily driven by increased unit volume attributable to the bipolar mania indication and the ongoing conversion from typical to atypical antipsychotics and, to a lesser extent, the impact of exchange rates. Zyprexa recorded strong growth in several key markets, including several major European Union countries and in Japan.

      Diabetes care products had aggregate worldwide revenues of $2.57 billion in 2003, an increase of 12 percent. Diabetes care revenues in the U.S. increased 10 percent, to $1.59 billion. Diabetes care revenues outside the U.S. increased 17 percent, to $981.5 million. Humulin sales in the U.S. decreased 2 percent, while sales of the product outside the U.S. increased 13 percent. Humalog sales in the U.S. increased 25 percent, and sales outside the U.S. increased 19 percent.

      Gemzar became a billion-dollar product in 2003, with sales increases in the U.S. of 8 percent and outside the U.S. of 27 percent.

      Evista sales in the U.S. increased 5 percent. The U.S. growth was negatively affected by the exit of patients from the osteoporosis prevention market. Sales outside the U.S. increased 36 percent.

      In November 2002, the FDA approved Strattera for the treatment of attention-deficit hyperactivity disorder in children, adolescents, and adults. Strattera sales were $370.3 million in 2003.

      Cialis was launched in 2003 in several markets outside the U.S. by Lilly and ICOS, and the product was launched in the U.S. in early December 2003. Cialis had total sales of $203.3 million in 2003. Of this total, $73.5 million represent sales in our exclusive territories

      The following table summarizes our net sales activity in 2003 compared with 2002:

	Year Ended			Year Ended	Percent
	December 31, 2003			December 31, 2002	Change
Product	U.S.[1]	Outside U.S.	Total	Total	from 2002
(Dollars in millions)
Zyprexa	$2,645.5	$1,631.4	$4,276.9	$3,688.9	16
Humulin	521.9	538.5	1,060.4	1,004.1	6
Gemzar	524.2	497.5	1,021.7	874.6	17
Humalog	662.7	358.6	1,021.3	834.2	22
Evista	660.6	261.5	922.1	821.9	12
Animal health products	310.2	416.4	726.6	693.1	5
Fluoxetine products	399.4	245.7	645.1	733.7	(12)
Anti-infectives	69.9	420.0	489.9	577.4	(15)
Actos	362.4	68.8	431.2	391.7	10
Humatrope	167.0	203.9	370.9	329.3	13
Strattera	369.9	0.4	370.3	2.6	NM
ReoPro	201.4	163.0	364.4	384.0	(5)
Xigris	110.0	50.4	160.4	100.2	60
Cialis[2]	0.3	73.2	73.5	—	NM
Forteo	63.2	2.1	65.3	5.6	NM
Other pharmaceutical products	153.0	429.5	582.5	636.2	(8)

Total net sales	$7,221.6	$5,360.9	$12,582.5	$11,077.5	14

NM—Not meaningful

1U.S. sales include sales in Puerto Rico.
2Cialis sales shown in the table above represent results in the territories in which we market Cialis exclusively. The remaining sales relate to the joint-venture territories of Lilly ICOS LLC (North America, excluding Puerto Rico, and Europe). Our share of the joint-venture-territory sales, net of expenses, is reported in net other income in our consolidated income statement.

Consolidated Statements of Income

ELI LILLY AND COMPANY AND SUBSIDIARIES
(Dollars in millions, except per-share data)	Year Ended December 31	2004	2003	2002
Net sales		$13,857.9	$12,582.5	$11,077.5

Cost of sales		3,223.9	2,675.1	2,176.5

Research and development		2,691.1	2,350.2	2,149.3

Marketing and administrative		4,284.2	4,055.4	3,424.0

Acquired in-process research and development (Note 3)		392.2	—	84.0

Asset impairments, restructuring, and other special charges (Note 4)		603.0	382.2	—

Interest expense		51.6	61.0	79.7

Other income—net		(330.0)	(203.1)	(293.7)

		10,916.0	9,320.8	7,619.8

Income before income taxes		2,941.9	3,261.7	3,457.7

Income taxes (Note 11)		1,131.8	700.9	749.8

Net income		$1,810.1	$2,560.8	$2,707.9

Earnings per share—basic (Note 10)		$1.67	$2.38	$2.51

Earnings per share—diluted (Note 10)		$1.66	$2.37	$2.50

See notes to consolidated financial statements.

and are reported in our net sales. The remaining Cialis sales relate to the joint-venture territories of Lilly ICOS LLC (North America and Europe) and are reported in the Lilly ICOS joint-venture income statement along with related expenses. We report our 50 percent share of the operating results of the joint venture in our net other income.

      Forteo was officially launched in the U.S. in December 2002, and we received an approval in Europe in June 2003. Forteo sales were $65.3 million in 2003.

      Animal health product sales in the U.S. increased 2 percent, while sales outside the U.S. increased 7 percent.

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

      Operating expenses (the aggregate of research and development and marketing and administrative expenses) increased 15 percent in 2003. Investment in research and development increased 9 percent, to $2.35 billion, due to increased clinical-trial expenses, the impact of foreign exchange rates, and milestone payments to Amylin for successful Phase III studies of exenatide. Maintaining our strong commitment to innovation, we invested approximately 19 percent of our sales in research and development efforts in 2003. Marketing and administrative expenses increased 18 percent compared with 2002, attributable primarily to increased marketing expenses in support of new product launches, preparation for anticipated launches, and the impact of foreign exchange rates.

      Net other income for 2003 was $203.1 million, a decrease of $90.6 million. The decrease was primarily due to lower interest and miscellaneous income. For 2003, our net loss from the Lilly ICOS LLC joint venture was $52.4 million, compared with $37.8 million in 2002.

      The effective tax rate for 2003 was 21.5 percent compared with 21.7 percent for 2002. See Note 11 to the consolidated financial statements for additional information.

FINANCIAL CONDITION

Cash flow from operations of $2.87 billion, net proceeds from the sales of long-term investments of $2.88 billion in preparation of implementation of the AJCA repatriation (as discussed later in this section), and an increase in short-term borrowings of $1.48 billion were partially offset by dividends paid of $1.54 billion and net capital expenditures of $1.88 billion. As a consequence, cash, cash equivalents, and short-term investments increased $3.75 billion to $7.46 billion at December 31, 2004.

      Our inventories increased by $328.6 million during 2004, to $2.29 billion, due primarily to exchange rate translation of overseas inventories to adjust for U.S. dollar weakness and to the buildup of inventory for new product launches and our growth products.

Graph 6: Capital Expenditures (see data table on page 46).

      Capital expenditures of $1.90 billion during 2004 were $191.5 million more than in 2003 as we continued to invest in manufacturing and research and development initiatives and related infrastructure. We expect near-term capital expenditures to remain approximately the same as 2004 levels while we continue to prepare for the long-term growth of our diabetes care and other products, as well as increased research and development activities.

      Total debt at December 31, 2004, was $6.51 billion, an increase of $1.63 billion from December 31, 2003, primarily due to the issuance of commercial paper to fund U.S. operating activities. In addition, in August 2004, we issued $1.00 billion of floating rate notes. The majority of the proceeds of this debt offering were used to redeem other outstanding debt. Our current debt ratings from Standard & Poor’s and Moody’s remain at AA and Aa3, respectively.

      Dividends of $1.42 per share were paid in 2004, an increase of 6 percent from 2003. In the fourth quarter of 2004, effective for the first-quarter dividend in 2005, the quarterly dividend was increased to $.38 per share (a 7 percent increase), resulting in an indicated annual rate for 2005 of $1.52 per share. The year 2004 was the 120th consecutive year in which we made dividend payments and the 37th consecutive year in which dividends have been increased.

      On October 22, 2004, President Bush signed into law the American Jobs Creation Act of 2004 (AJCA), which creates a temporary incentive for U.S. corporations to repatriate undistributed income earned abroad by providing an 85 percent dividends received deduction for certain dividends from controlled foreign corpora-

Consolidated Balance Sheets

ELI LILLY AND COMPANY AND SUBSIDIARIES
(Dollars in millions)	December 31	2004	2003
Assets
Current Assets
Cash and cash equivalents		$5,365.3	$2,756.3
Short-term investments		2,099.1	957.0
Accounts receivable, net of allowances of $66.1 (2004) and $69.3 (2003)		2,058.7	1,864.9
Other receivables		494.3	477.6
Inventories		2,291.6	1,963.0
Deferred income taxes (Note 11)		255.3	500.6
Prepaid expenses		271.5	249.5

Total current assets		12,835.8	8,768.9

Other Assets
Prepaid pension (Note 12)		2,253.8	1,613.3
Investments (Note 5)		561.4	3,374.6
Sundry (Note 8)		1,665.1	1,392.5

		4,480.3	6,380.4

Property and Equipment, net		7,550.9	6,539.0

		$24,867.0	$21,688.3

Liabilities and Shareholders’ Equity
Current Liabilities
Short-term borrowings (Note 6)		$2,020.6	$196.5
Accounts payable		648.6	875.9
Employee compensation		471.6	387.4
Sales rebates and discounts		475.3	488.9
Dividends payable		414.4	398.3
Income taxes payable (Note 11)		1,703.9	1,749.8
Other current liabilities (Note 8)		1,859.3	1,464.0

Total current liabilities		7,593.7	5,560.8

Other Liabilities
Long-term debt (Note 6)		4,491.9	4,687.8
Deferred income taxes (Note 11)		620.4	386.1
Other noncurrent liabilities (Note 8)		1,241.1	1,288.8

		6,353.4	6,362.7

Commitments and contingencies (Note 13)		—	—

Shareholders’ Equity (Notes 7 and 9)
Common stock—no par value
Authorized shares: 3,200,000,000 Issued shares: 1,132,884,801 (2004) and 1,124,677,097 (2003)		708.0	702.3
Additional paid-in capital		3,119.4	2,610.0
Retained earnings		9,724.6	9,470.4
Employee benefit trust		(2,635.0)	(2,635.0)
Deferred costs—ESOP		(111.9)	(118.6)
Accumulated other comprehensive income (loss) (Note 14)		218.6	(160.1)

		11,023.7	9,869.0

Less cost of common stock in treasury
2004—942,677 shares 2003—951,578 shares		103.8	104.2

		10,919.9	9,764.8

		$24,867.0	$21,688.3

See notes to consolidated financial statements.

Graph 7: Return on Shareholders’ Equity (see data table on page 46).

tions. Although the deduction is subject to a number of limitations and uncertainty remains as to how to interpret certain provisions of the AJCA, we believe we have the information necessary to make an informed decision on the impact of the AJCA on our repatriation plans. Based on that decision, we plan to repatriate $8.00 billion in incentive dividends, as defined in the AJCA, during 2005 and accordingly have recorded a related tax liability of $465.0 million as of December 31, 2004. Potential uses of proceeds from the incentive dividends include research and development activities, capital asset expenditures, and other permitted activities. As noted above, in anticipation of the repatriation of overseas earnings into the U.S. in 2005, we began to liquidate our long-term investments held internationally during the latter part of 2004 into cash, cash equivalents and short-term investments.

      We believe that cash generated from operations, along with available cash and cash equivalents, will be sufficient to fund our operating needs, including debt service, capital expenditures, dividends, and taxes in 2005. We believe that amounts available through our existing commercial paper program should be adequate to fund maturities of short-term borrowings, if necessary. Our commercial paper program is also currently

Graph 8: Dividends Paid Per Share (see data table on page 46).

backed by $1.25 billion of unused committed bank credit facilities. We will likely repay our outstanding commercial paper and a portion of our other debt during 2005 using available cash. Various risks and uncertainties, including those discussed in the Financial Expectations for 2005 section, may affect our operating results and cash generated from operations.

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

      Our primary interest rate risk exposure results from changes in short-term U.S. dollar interest rates. In an effort to manage interest rate exposures, we strive to achieve an acceptable balance between fixed and floating rate debt positions and may enter into interest rate derivatives to help maintain that balance. Based on our overall interest rate exposure at December 31, 2004 and 2003, including derivatives and other interest rate risk-sensitive instruments, a hypothetical 10 percent change in interest rates applied to the fair value of the instruments as of December 31, 2004 and 2003, respectively, would have no material impact on earnings, cash flows, or fair values of interest rate risk-sensitive instruments over a one-year period.

      Our foreign currency risk exposure results from fluctuating currency exchange rates, primarily the U.S. dollar against the euro and the Japanese yen. We face transactional currency exposures that arise when we enter into transactions, generally on an intercompany basis, denominated in currencies other than the local currency. We also face currency exposure that arises from translating the results of our global operations to the U.S. dollar at exchange rates that have fluctuated from the beginning of the period. We use forward contracts and purchased options to manage our foreign currency exposures. Our policy outlines the minimum and maximum hedge coverage of such exposures. Gains and losses on these derivative positions offset, in part, the impact of currency fluctuations on the existing assets, liabilities, commitments, and anticipated revenues. Considering our derivative financial instruments outstanding at December 31, 2004 and 2003, a hypothetical 10 percent change in exchange rates (primarily against the U.S. dollar) as of December 31, 2004 and 2003, respectively, would have no material impact on earnings, cash flows, or fair values of foreign currency rate risk-sensitive instruments over a one-year period. These calculations do not reflect the impact of the exchange gains or losses on the underlying positions that would be offset, in part, by the results of the derivative instruments.

Off-Balance Sheet Arrangements and Contractual Obligations

We have no off-balance sheet arrangements that have a material current effect or that are reasonably likely to have a material future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures, or capital resources. We acquire assets still in development and enter into research and development arrangements with third parties that often require milestone and royalty payments to the third party contingent upon the occurrence of certain future events linked to the success of the asset in development. Milestone payments may be required contingent upon the successful achievement of an important point in the development life cycle of the pharmaceutical product (e.g., approval of the product for marketing by the appropriate regulatory agency). If required by the arrangement, we may have to make royalty payments based upon a percentage of the sales of the pharmaceutical product in the event that regulatory approval for marketing is obtained. Because of the contingent nature of these payments, they are not included in the table of contractual obligations.

      These arrangements are not material individually. However, if milestones for multiple products covered by these arrangements would happen to be reached in the same year, the aggregate charge to expense could be material to the results of operations in any one period. The inherent risk in pharmaceutical development makes it unlikely that this will occur, as the failure rate for products in development is very high. In addition, these arrangements often give us the discretion to unilaterally terminate development of the product, which would allow us to avoid making the contingent payments; however, we are unlikely to cease development if the compound successfully achieves clinical testing objectives. We also note that, from a business perspective, we view these payments as positive because they signify that the product is successfully moving through development and is now generating or is more likely to generate cash flows from sales of products.

      Our current noncancelable contractual obligations that will require future cash payments are as follows (in millions):

	Payments Due by Period
		Less Than	1-3	3-5	More Than
	Total	1 Year	Years	Years	5 Years
Long-term debt, including interest payments[1]	$10,170.6	$473.4	$2,172.0	$557.6	$6,967.6
Capital lease obligations	165.9	28.9	34.6	27.0	75.4
Operating leases	354.4	89.3	139.0	78.2	47.9
Purchase obligations[2]	2,927.3	2,596.0	191.1	88.9	51.3
Other long-term liabilities reflected on our balance sheet under GAAP[3]	589.2	—	90.6	90.6	408.0
Other[4]	70.6	63.1	7.5	—	—

Total	$14,278.0	$3,250.7	$2,634.8	$842.3	$7,550.2

1Our long-term debt obligations include both our expected principal and interest obligations, including our interest rate swaps. The interest rate forward curve at December 31, 2004, was used to compute the amount of the contractual obligation for the variable rate debt instruments and swaps.

2We have included the following:

•	Purchase obligations, consisting primarily of all open purchase orders at our significant operating locations as of December 31, 2004. Some of these purchase orders may be cancelable; however, for purposes of this disclosure, we have not distinguished between cancelable and noncancelable purchase obligations.

•	Contractual payment obligations with each of our significant vendors, which are noncancelable and are not contingent.

3We have included our long-term liabilities consisting primarily of our nonqualified supplemental pension funding requirements and deferred compensation liabilities.

4This category comprises primarily cash to be used in loan funding requirements to our collaboration partners, and our minimum pension funding requirements.

      The contractual obligations table is current as of December 31, 2004. The amount of these obligations can be expected to change materially over time as new contracts are initiated and existing contracts are terminated or modified.

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

Revenue Recognition and Sales Rebate and Discount
Accruals

We recognize revenue from sales of products at the time title of goods passes to the buyer and the buyer assumes the risks and rewards of ownership. This is generally at the time products are shipped to the customer, typically a wholesale distributor. Provisions for discounts and rebates to customers are established in the same period the related sales are recorded.

      We regularly review the supply levels of our significant products sold to major wholesalers in the U.S. and in major markets outside the U.S., primarily by reviewing periodic inventory reports supplied by our major wholesalers and available prescription volume information for our products, or alternative approaches. We attempt to maintain wholesaler inventory levels at an average of approximately one month or less on a consistent basis across our product portfolio. We are generally able to determine when significant wholesaler stocking or destocking has occurred during a particular period, but we cannot accurately quantify the amount of stocking or destocking. An unusual buying pattern compared with underlying demand of our products is often the result of speculative buying by wholesalers in anticipation of price increases. Other causes include product supply issues and changes in wholesaler business operations. When we believe wholesaler purchasing patterns have caused an unusual increase or decrease in the sales of a major product compared with underlying demand, we disclose this in our product sales discussion if the amount is believed to be material to the product sales trend.

      As a result of recently restructuring our arrangements with our U.S. wholesalers, we anticipate reductions in wholesaler inventory levels for certain products (primarily Strattera, Prozac, and Gemzar) in the first part of 2005. While this could affect the sales growth rates for certain individual products in the near term, it is unlikely to have a material impact on our consolidated sales or results of operations for 2005. We expect that the new structure will reduce the speculative wholesaler buying we have seen in the past and provide us improved data on inventory levels at our U.S. wholesalers. Wholesaler stocking and destocking activity historically has not caused any material changes in the rate of actual product returns, which have been approximately 1 percent or less of our net sales over the past three years and have not fluctuated significantly as a percent of sales.

      We establish sales rebate and discount accruals in the same period as the related sales. The rebate/discount amounts are recorded as a deduction to arrive at our net sales. Sales rebates/discounts that require the use of judgment in the establishment of the accrual include Medicaid, managed care, long-term-care, hospital, discount card programs, and various other government programs. We base these accruals primarily upon our historical rebate/discount payments made to our customer segment groups and the provisions of current rebate/discount contracts. We calculate these rebates/discounts based upon a percentage of our sales for each of our products as defined by the statutory rates and the contracts with our various customer groups.

      The largest of our sales rebate/discount amounts are rebates associated with sales covered by Medicaid. Although we generally accrue a liability for Medicaid rebates at the time we record the sale (when the product is shipped), the Medicaid rebate related to that sale is typically billed up to six months later. Due to the time lag, in any particular period our rebate adjustments may incorporate revisions of accruals for several periods. In determining the appropriate accrual amount, we consider our historical Medicaid rebate payments by product as a percentage of our historical sales as well as any significant changes in sales trends, an evaluation of the current Medicaid rebate laws and interpretations, the percentage of our products that are sold to Medicaid recipients, and our product pricing and current rebate/ discount contracts.

      Most of our rebates outside the U.S. are contractual or legislatively mandated and are estimated and recognized in the same period as the related sales. In some large European countries, the government rebates are based on the anticipated pharmaceutical budget deficit in the country. A best estimate of these rebates, updated as governmental authorities revise budgeted deficits, is recognized in the same period as the related sale. If our estimates are not reflective of the actual pharmaceutical budget deficit, our rebate reserves are adjusted.

      We believe that our accruals for sales rebates and discounts are reasonable and appropriate based on current facts and circumstances. However, it is possible that other people applying reasonable judgment to the same facts and circumstances could develop a different accrual amount for sales rebates and discounts. Federally mandated Medicaid rebate and state pharmaceutical assistance programs reduced sales by $641.0 million, $567.6 million, and $438.2 million in 2004, 2003, and 2002, respectively. A 5 percent change in the Medicaid rebate expense we recognized in 2004 would lead to an approximate $32 million effect on our income before income taxes. As of December 31, 2004, our Medicaid rebate liability was $279.6 million.

      Approximately 86 percent and 92 percent of our global rebate and discount liability results from sales of our products in the United States as of December 31, 2004 and 2003, respectively. The following represents a roll-forward of our most significant U.S. rebate and discount liability balances, including Medicaid (in millions):

	2004	2003
Rebate and discount liability, beginning of year	$398.0	$328.1
Reduction of net sales due to discounts and rebates[1]	1,157.0	1,225.2
Cash payments of discounts and rebates	(1,187.1)	(1,155.3)

Rebate and discount liability, end of year	$367.9	$398.0

1 Adjustments of the estimates for these rebates and discounts to actual results were less than 0.3 percent of net sales for each of the years presented.

Product Litigation Liabilities and Other Contingencies

Product litigation liabilities and other contingencies are, by their nature, uncertain and are based upon complex judgments and probabilities. The factors we consider in developing our product litigation liability reserves and other contingent liability amounts include the merits and jurisdiction of the litigation, the nature and the number of other similar current and past litigation cases, the nature of the product and the current assessment of the science subject to the litigation, and the likelihood of settlement and current state of settlement discussions, if any. In addition, we have accrued for certain product liability claims incurred, but not filed, to the extent we can formulate a reasonable estimate of their costs. We estimate these expenses based primarily on historical claims experience and data regarding product usage.

      We also consider the insurance coverage we have to diminish the exposure. In assessing our insurance coverage, we consider the policy coverage limits and exclusions, the potential for denial of coverage by the insurance company, the financial position of the insurers, and the possibility of and the length of time for collection.

      We believe that the accruals and related insurance recoveries we have established for product litigation liabilities and other contingencies are appropriate based on current facts and circumstances. However, it is possible that other people applying reasonable judgment to the same facts and circumstances could develop a different liability amount for product litigation liabilities and other contingencies or a different recovery amount from the insurance companies. A 5 percent change in the product litigation liabilities and other contingencies accrual would lead to an approximate $13 million effect on our income before income taxes; however, we would expect much of this effect to be offset by recoveries from our insurance coverages. A 5 percent change in the insurance recoveries estimate would lead to an approximate $4 million effect on our income before income taxes.

Pension and Retiree Medical Plan Assumptions

Pension benefit costs include assumptions for the discount rate, retirement age, and expected return on plan assets. Retiree medical plan costs include assumptions for the discount rate, retirement age, expected return on plan assets, and health-care-cost trend rates. These assumptions have a significant effect on the amounts reported. In addition to the analysis below, see Note 12 to the consolidated financial statements for additional information regarding our retirement benefits.

      Periodically, we evaluate the discount rate and the expected return on plan assets in our defined benefit pension and retiree health benefit plans. In evaluating these assumptions, we consider many factors, including an evaluation of the discount rates, expected return on plan assets and the health-care-cost trend rates of other companies; our historical assumptions compared with actual results; an analysis of current market conditions and asset allocations (approximately 85 percent to 95 percent of which are growth investments); and the views of leading financial advisers and economists. In evaluating our expected retirement age assumption, we consider the retirement ages of our past employees eligible for pension and medical benefits together with our expectations of future retirement ages.

      We believe our pension and retiree medical plan assumptions are appropriate based upon the above factors. However, other people applying reasonable judgment to the same facts and circumstances could develop a different estimate of these factors. If the health-care-cost trend rates were to be increased by one percentage point each future year, the aggregate of the service cost and interest cost components of the 2004 annual expense would increase by approximately $16 million. A one-percentage-point decrease would decrease the aggregate of the 2004 service cost and interest cost by approximately $14 million. If the discount rate for 2004 were to be changed by a quarter percentage point, income before income taxes would change by approximately $21 million. If the expected return on plan assets for 2004 were to be changed by a quarter percentage point, income before income taxes would change by approximately $11 million. If our assumption regarding the expected age of future retirees for 2004 were adjusted by one year, that would affect our income before income taxes by approximately $26 million.

Income Taxes

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

      We prepare and file tax returns based on our interpretation of tax laws and regulations and record estimates based on these judgments and interpretations. In the normal course of business, our tax returns are subject to examination by various taxing authorities. Such examinations may result in future tax and interest assessments by these taxing authorities. Inherent uncertainties exist in estimates of tax contingencies due to changes in tax law resulting from legislation, regulation and/or as concluded through the various jurisdictions’ tax court systems. We record a liability for tax contingencies when we believe it is probable that we will be assessed and the amount of the contingency can be reasonably estimated. The tax contingency reserve is adjusted for changes in facts and circumstances, and additional uncertainties. For example, adjustments could result from significant amendments to existing tax law and the issuance of regulations or interpretations by the taxing authorities, new information obtained during a tax examination, or resolution of an examination. We believe that our estimates for tax contingency reserves are appropriate and sufficient to pay assessments that may result from examinations of our tax returns; however, other people applying reasonable judgment to the same facts and circumstances could develop a different estimate and the amount ultimately paid upon resolution of issues raised may differ from the amounts accrued.

FINANCIAL EXPECTATIONS FOR 2005

For the full year 2005, we currently expect earnings per share to be in the range of $2.80 to $2.90, including the incremental equity compensation expense estimated at $.25 per share as a result of expensing stock options (see Note 2 to the consolidated financial statements for additional information) and compensation structural changes. For the full year 2005, we expect sales to grow 8 percent to 10 percent (with acceleration in the second half of the year), gross margins as a percentage of sales to decline by roughly 50 basis points to 75 basis points, marketing and administrative expenses to grow in the low single digits, and research and development expenses to grow in the mid-single digits. Further, we expect other income to contribute approximately $175 million to $225 million, and the effective tax rate to be about 22 percent. As a result of recently restructuring our arrangements with our U.S. wholesalers, we anticipate reductions in wholesaler inventory levels for certain products (primarily Strattera, Prozac, and Gemzar) in the first part of 2005. While this could affect the sales growth rates for certain individual products in the near term, it is unlikely to have a material impact on our consolidated sales or results of operations for 2005.

      Actual results could differ materially and will depend on, among other things, the continuing growth of our currently marketed products; developments with competitive products; the timing and scope of regulatory approvals and the success of our new product launches; foreign exchange rates; wholesaler inventory changes; other regulatory developments, litigation, and government investigations; and the impact of governmental actions regarding pricing, importation, and reimbursement for pharmaceuticals. In particular, as described later in Legal and Regulatory Matters, certain generic pharmaceutical manufacturers have challenged our U.S. compound patent for Zyprexa. We are awaiting the trial court decision on the challenge. If the decision is unfavorable and the generic companies launch generic olanzapine prior to resolution of appeals, our financial results would be very negatively affected. We undertake no duty to update these forward-looking statements.

LEGAL AND REGULATORY MATTERS

Three generic pharmaceutical manufacturers, Zenith Goldline Pharmaceuticals, Inc. (Zenith), Dr. Reddy’s Laboratories, Ltd. (Reddy), and Teva Pharmaceuticals (Teva), have submitted abbreviated new drug applications (ANDAs) seeking permission to market generic versions of Zyprexa in various dosage forms several years prior to the expiration of our U.S. patents for the product, alleging that our patents are invalid, unenforceable, or not infringed. We filed suit against the three companies in the U.S. District Court for the Southern District of Indiana seeking a ruling that the challenges to our compound patent (expiring in 2011) are without merit. The cases have been consolidated. A trial before a district court judge in Indianapolis was held in January and February of 2004, and we are awaiting the court’s decision. Regardless of the trial court ruling, we anticipate that appeals will follow. If we are unsuccessful at the trial court level, we cannot predict whether any of the generic companies would launch generic versions of Zyprexa prior to a final resolution of any appeals. We believe that the generic manufacturers’ claims are without merit and we expect to prevail in this litigation. However, it is not possible to predict or determine the outcome of this litigation and, accordingly, we can provide no assurance that we will prevail. An unfavorable outcome would have a material adverse impact on our consolidated results of operations, liquidity, and financial position.

      In October 2002, we were notified that Barr Laboratories, Inc. (Barr), had submitted an ANDA with the FDA seeking permission to market a generic version of Evista several years prior to the expiration of our U.S. patents covering the product, alleging that the patents are invalid or not infringed. In November 2002, we filed suit against Barr in the U.S. District Court for the Southern District of Indiana seeking a ruling that Barr’s challenges to our patents claiming the methods of use and pharmaceutical form (expiring from 2012 to 2017) are without merit. Recently, Barr has also asserted that the method of use patents are unenforceable. On September 28, 2004, the U.S. Patent and Trademark Office issued to us a new patent (expiring in 2017) directed to pharmaceutical compositions containing raloxifene. Barr has challenged this patent, alleging that the patent is invalid, unenforceable, or will not be infringed. This patent has been added to the lawsuit. The suit is in discovery and the trial is now scheduled to begin in February 2006. While we believe that Barr’s claims are without merit and we expect to prevail, it is not possible to predict or determine the outcome of the litigation. Therefore, we can provide no assurance that we will prevail. An unfavorable outcome could have a material adverse impact on our consolidated results of operations, liquidity, and financial position.

      In July 2002, we received a grand jury subpoena for documents from the Office of Consumer Litigation, U.S. Department of Justice, related to our marketing and promotional practices and physician communications with respect to Evista. We received subpoenas seeking additional documents in July 2003, July 2004, and August 2004. We continue to cooperate with the government and have provided a broad range of information concerning our U.S. marketing and promotional practices, including documents relating to communications with physicians and the remuneration of physician consultants and advisers. Based upon advanced discussions with the government to resolve this matter, which commenced in the fourth quarter of 2004, we have expensed $36.0 million, which we believe will be sufficient to resolve the matter.

      In March 2004, the office of the U.S. Attorney for the Eastern District of Pennsylvania advised us that it has commenced a civil investigation related to our U.S. marketing and promotional practices with respect to Zyprexa, Prozac, and Prozac Weekly. We are cooperating with the U.S. Attorney in this investigation and are providing a broad range of documents and information related to the investigation, including documents relating to communications with physicians and the remuneration of physician consultants and advisers. It is possible that other Lilly products could become subject to this investigation and that the outcome of this matter could include criminal charges and fines and/or civil penalties. We cannot predict or determine the outcome of this matter or reasonably estimate the amount or range of amounts of any fines or penalties that might result from an adverse outcome. It is possible, however, that an adverse outcome could have a material adverse impact on our consolidated results of operations, liquidity, and financial position. We have implemented and continue to review and enhance a broadly based compliance program that includes comprehensive compliance-related activities designed to ensure that our marketing and promotional practices, physician communications, and remuneration of health care professionals comply with promotional laws and regulations.

      We have been named in approximately 140 product liability cases in the United States involving approximately 360 claimants alleging a variety of injuries from the use of Zyprexa. Most of the cases allege that the product caused or contributed to diabetes or high blood-glucose levels. The lawsuits seek substantial compensatory and punitive damages and typically accuse us of inadequately testing for and warning about side effects of Zyprexa. Many of the lawsuits also allege that we improperly promoted the drug. We are vigorously defending these suits. All the federal cases, involving approximately 330 claimants, have been or will be transferred to The Honorable Jack Weinstein in the Federal District Court for the Eastern District of New

York for consolidated and coordinated pretrial proceedings. Two cases requesting certification of nationwide class actions on behalf of those who allegedly suffered injuries from the administration of Zyprexa were filed in the Federal District Court for the Eastern District of New York on April 16, 2004, and May 19, 2004, respectively. The cases seek damages for alleged personal injuries and also seek compensation for medical monitoring of individuals who have taken Zyprexa. A lawsuit was also filed that requests a class action on behalf of Iowa residents who took Zyprexa, and that case has been transferred to the federal court in New York. In addition, we have entered into agreements with various plaintiffs’ counsel halting the running of the statutes of limitation (tolling agreements) with respect to more than 3,050 individuals who do not have lawsuits on file and may or may not eventually file suits. This provides counsel additional time to evaluate the potential claims. In exchange, the individuals have agreed not to file suits in state courts, and the Plaintiffs Steering Committee agreed to dismiss the personal injury claims in the two pending nationwide class actions. The class action claims seeking medical monitoring for Zyprexa patients are not affected by this agreement.

      In December 2004, we were served with two lawsuits brought in state court in Louisiana on behalf of the Louisiana Department of Health and Hospitals, alleging that Zyprexa caused or contributed to diabetes or high blood-glucose levels and that we improperly promoted the drug. In these actions, which we have removed to federal court, the Department of Health and Hospitals seeks to recover the costs it paid for Zyprexa through Medicaid and other drug benefit programs and the costs the department alleges it has incurred and will incur to treat Zyprexa-related illnesses.

      In early 2005, we were served with four lawsuits seeking class action status in Canada on behalf of patients who took Zyprexa. The allegations in these suits are similar to those in the litigation pending in the United States.

      The number of product liability lawsuits and tolled claims relating to Zyprexa continues to increase, and we cannot predict at this time the additional number of lawsuits and claims that may be asserted. As noted, we are vigorously defending this litigation. However, product litigation of this type is inherently unpredictable, with the risk of excessive verdicts not justified by the evidence. Accordingly, it is possible that the ultimate resolution of the Zyprexa product liability litigation could have a material adverse impact on our consolidated results of operations, liquidity, and financial position.

      In Germany, Egis-Gyogyszergyar, a generic pharmaceutical manufacturer, has challenged the validity of our Zyprexa compound and method of use patents (expiring in 2011) in that country. We currently anticipate a decision from the German Patent Court in 2006. In addition to our patents, we have data package exclusivity in Germany through September 2006. We are vigorously contesting the legal challenge to this patent. We cannot predict or determine the outcome of this litigation.

      We have been named as a defendant in numerous other product liability lawsuits, involving primarily diethylstilbestrol (DES) and thimerosal. See Note 13 to the consolidated financial statements for further information on those matters.

      While it is not possible to predict or determine the outcome of the patent, product liability, or other legal actions brought against us, we believe that, except as noted previously with respect to the U.S. Zyprexa and Evista patent litigation, the Zyprexa, Prozac, and Prozac Weekly marketing and promotional practices investigation, and the Zyprexa product liability litigation, the resolution of all such matters will not have a material adverse effect on our consolidated financial position or liquidity but could possibly be material to the consolidated results of operations in any one accounting period.

PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995—A CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, we caution investors that any forward-looking statements or projections made by us, including those made in this document, are based on management’s expectations at the time they are made, but they are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Economic, competitive, governmental, technological, legal, and other factors that may affect our operations and prospects are discussed earlier in this section and in Exhibit 99 to our most recent report on Forms 10-Q and 10-K filed with the Securities and Exchange Commission. We undertake no duty to update forward-looking statements.

Consolidated Statements of Cash Flows

ELI LILLY AND COMPANY AND SUBSIDIARIES
(Dollars in millions)	Year Ended December 31	2004	2003	2002
Cash Flows From Operating Activities
Net income		$1,810.1	$2,560.8	$2,707.9
Adjustments To Reconcile Net Income to Cash Flows From Operating Activities
Depreciation and amortization		597.5	548.5	493.0
Change in deferred taxes		772.4	130.9	346.5
Acquired in-process research and development, net of tax		381.7	—	54.6
Asset impairments, restructuring, and other special charges, net of tax		374.3	261.7	—
Other, net		171.5	61.0	10.8

		4,107.5	3,562.9	3,612.8

Changes in operating assets and liabilities:
Receivables—increase		(240.8)	(195.1)	(321.1)
Inventories—increase		(111.6)	(170.8)	(285.1)
Other assets—increase		(765.2)	(211.9)	(667.4)
Accounts payable and other liabilities—increase (decrease)		(120.4)	661.6	(268.5)

		(1,238.0)	83.8	(1,542.1)

Net Cash Provided by Operating Activities		2,869.5	3,646.7	2,070.7

Cash Flows From Investing Activities
Purchase of property and equipment		(1,898.1)	(1,706.6)	(1,130.9)
Disposals of property and equipment		20.5	61.2	36.8
Net change in short-term investments		(1,119.0)	774.0	(651.8)
Proceeds from sales and maturities of noncurrent investments		14,849.3	6,762.4	4,777.9
Purchase of noncurrent investments		(11,967.7)	(7,005.3)	(5,190.3)
Purchase of in-process research and development		(29.9)	—	(84.0)
Cash paid for acquisition of Applied Molecular Evolution, net of cash acquired		(71.7)	—	—
Other, net		(468.2)	(217.2)	(232.1)

Net Cash Used in Investing Activities		(684.8)	(1,331.5)	(2,474.4)

Cash Flows From Financing Activities
Dividends paid		(1,539.8)	(1,443.0)	(1,335.8)
Purchase of common stock and other capital transactions		—	(281.1)	(385.2)
Issuances of common stock under stock plans		104.5	103.1	64.6
Net change in short-term borrowings		1,478.2	(247.3)	(18.0)
Proceeds from issuance of long-term debt		1,000.0	830.0	1,259.6
Repayments of long-term debt		(839.2)	(540.0)	(7.2)

Net Cash Provided by (Used for) Financing Activities		203.7	(1,578.3)	(422.0)

Effect of exchange rate changes on cash		220.6	73.5	69.3

Net increase (decrease) in cash and cash equivalents		2,609.0	810.4	(756.4)
Cash and cash equivalents at beginning of year		2,756.3	1,945.9	2,702.3

Cash and cash equivalents at end of year		$5,365.3	$2,756.3	$1,945.9

See notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income

ELI LILLY AND COMPANY AND SUBSIDIARIES
(Dollars in millions)	Year Ended December 31	2004	2003	2002
Net income		$1,810.1	$2,560.8	$2,707.9
Other comprehensive income (loss)
Foreign currency translation gains		441.7	473.0	273.6
Net unrealized gains (losses) on securities		(25.9)	72.0	(67.4)
Minimum pension liability adjustment		(4.4)	(9.8)	(4.6)
Effective portion of cash flow hedges		(53.7)	(2.1)	(217.9)

Other comprehensive income (loss) before income taxes		357.7	533.1	(16.3)
Provision for income taxes related to other comprehensive income (loss) items		21.0	(22.4)	93.9

Other comprehensive income (Note 14)		378.7	510.7	77.6

Comprehensive income		$2,188.8	$3,071.5	$2,785.5

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

	Year Ended December 31	2004	2003	2002
Net sales—to unaffiliated customers
Neurosciences		$6,052.5	$5,554.8	$4,668.3
Endocrinology		4,290.9	3,926.7	3,444.6
Oncology		1,366.2	1,039.8	893.1
Animal health		798.7	726.6	693.1
Cardiovascular		658.7	669.3	624.9
Anti-infectives		478.0	489.9	577.4
Other pharmaceutical		212.9	175.4	176.1

Net sales		$13,857.9	$12,582.5	$11,077.5

Geographic Information
Net sales—to unaffiliated customers[1]
United States		$7,668.5	$7,221.6	$6,582.3
Europe		3,534.7	3,102.9	2,471.9
Other foreign countries		2,654.7	2,258.0	2,023.3

		$13,857.9	$12,582.5	$11,077.5

Long-lived assets
United States		$5,874.1	$5,296.0	$4,725.1
Europe		1,606.7	1,279.1	997.1
Other foreign countries		1,577.3	1,209.2	673.3

		$9,058.1	$7,784.3	$6,395.5

[1]Net sales are attributed to the countries based on the location of the customer.

The largest category of products is the neurosciences group, which includes Zyprexa, Prozac, Strattera, Cymbalta, Permax®, Symbyax, and Yentreve. Endocrinology products consist primarily of Humalog, Humulin, Actos, Evista, Forteo, and Humatrope. Oncology products consist primarily of Gemzar and Alimta. Animal health products include Tylan®, Rumensin®, Coban®, and other products for livestock and poultry. Cardiovascular products consist primarily of ReoPro and Xigris. Anti-infectives include primarily Ceclor® and Vancocin®. The other pharmaceutical product group includes Cialis, Axid®, and other miscellaneous pharmaceutical products and services.

      Most of the pharmaceutical products are distributed through wholesalers that serve pharmacies, physicians and other health care professionals, and hospitals. In 2004, our three largest wholesalers each accounted for between 13 percent and 17 percent of consolidated net sales. Further, they each accounted for between 1 percent and 13 percent of accounts receivable as of December 31, 2004. Animal health products are sold primarily to wholesale distributors.

      Our business segments are distinguished by the ultimate end user of the product: humans or animals. Performance is evaluated based on profit or loss from operations before income taxes. The accounting policies of the individual segments are substantially the same as those described in the summary of significant accounting policies in Note 1 to the consolidated financial statements. Income before income taxes for the animal health business was approximately $223 million, $204 million, and $221 million in 2004, 2003, and 2002, respectively.

      The assets of the animal health business are intermixed with those of the pharmaceutical products business. Long-lived assets disclosed above consist of property and equipment and certain sundry assets.

      We are exposed to the risk of changes in social, political, and economic conditions inherent in foreign operations, and our results of operations and the value of our foreign assets are affected by fluctuations in foreign currency exchange rates.

Selected Quarterly Data (unaudited)

ELI LILLY AND COMPANY AND SUBSIDIARIES
(Dollars in millions, except per-share data)
2004	Fourth	Third	Second	First
Net sales	$3,644.3	$3,280.4	$3,556.3	$3,376.9
Cost of sales	865.7	810.1	796.4	751.7
Operating expenses	1,803.7	1,606.7	1,854.4	1,710.5
Acquired in-process research and development	29.9	—	—	362.3
Asset impairments, restructuring, and other special charges	494.1	—	108.9	—
Other—net	(69.1)	(104.6)	(41.6)	(63.1)
Income before income taxes	520.0	968.2	838.2	615.5
Net income (loss)	(2.4)[1]	755.2	656.9	400.4

Earnings per share—basic	.00	.70	.61	.37

Earnings per share—diluted	.00	.69	.60	.37

Dividends paid per share	.355	.355	.355	.355

Common stock closing prices
High	62.01	69.37	76.26	74.70
Low	50.44	60.05	67.60	65.00

2003	Fourth	Third	Second	First
Net sales	$3,465.5	$3,139.4	$3,088.2	$2,889.4
Cost of sales	731.5	679.3	643.0	621.3
Operating expenses	1,844.2	1,531.5	1,585.8	1,444.1
Asset impairments, restructuring, and other special charges	28.3	—	—	353.9
Other—net	(102.5)	12.7	(28.5)	(23.8)
Income before income taxes	964.0	915.9	887.9	493.9
Net income	747.2	714.4	692.2	407.0

Earnings per share—basic	.69	.66	.64	.38

Earnings per share—diluted	.69	.66	.64	.38

Dividends paid per share	.335	.335	.335	.335

Common stock closing prices
High	73.89	70.33	69.83	67.98
Low	60.78	57.99	57.73	53.70

Our common stock is listed on the New York, London, and other stock exchanges.

1The net loss in the fourth quarter of 2004 included tax expenses of $465.0 million associated with the anticipated repatriation of $8.00 billion of our earnings reinvested outside the U.S. as a result of the American Jobs Creation Act (see Note 11).

Selected Financial Data (unaudited)

ELI LILLY AND COMPANY AND SUBSIDIARIES
(Dollars in millions, except per-share data)	2004	2003	2002	2001	2000
Operations
Net sales	$13,857.9	$12,582.5	$11,077.5	$11,542.5	$10,862.2
Cost of sales	3,223.9	2,675.1	2,176.5	2,160.2	2,055.7
Research and development	2,691.1	2,350.2	2,149.3	2,235.1	2,018.5
Marketing and administration	4,284.2	4,055.4	3,424.0	3,417.4	3,228.3
Other	716.8	240.1	(130.0)	222.9	(299.0)
Income before income taxes	2,941.9	3,261.7	3,457.7	3,506.9	3,858.7
Income taxes	1,131.8	700.9	749.8	726.9	800.9
Net income	1,810.1	2,560.8	2,707.9	2,780.0	3,057.8
Net income as a percent of sales	13.1%	20.4%	24.4%	24.1%	28.2%
Net income per share—diluted	1.66	2.37	2.50	2.55	2.79
Dividends declared per share	1.45	1.36	1.27	1.15	1.06
Weighted-average number of shares
outstanding—diluted (thousands)	1,088,936	1,082,230	1,085,088	1,090,793	1,097,725

Financial Position
Current assets	$12,835.8	$8,768.9	$7,804.1	$6,938.9	$7,943.0
Current liabilities	7,593.7	5,560.8	5,063.5	5,203.0	4,960.7
Property and equipment—net	7,550.9	6,539.0	5,293.0	4,532.4	4,176.6
Total assets	24,867.0	21,688.3	19,042.0	16,434.1	14,690.8
Long-term debt	4,491.9	4,687.8	4,358.2	3,132.1	2,633.7
Shareholders’ equity	10,919.9	9,764.8	8,273.6	7,104.0	6,046.9

Supplementary Data
Return on shareholders’ equity	17.5%	28.4%	35.2%	42.3%	55.3%
Return on assets	7.8%	12.6%	15.2%	17.8%	22.9%
Capital expenditures	$1,898.1	$1,706.6	$1,130.9	$884.0	$677.9
Depreciation and amortization	597.5	548.5	493.0	454.9	435.8
Effective tax rate	38.5%	21.5%	21.7%	20.7%	20.8%
Number of employees	44,500	45,000	42,900	40,500	35,200
Number of shareholders of record	52,400	54,600	56,200	57,700	59,200

Notes to Consolidated Financial Statements

ELI LILLY AND COMPANY AND SUBSIDIARIES
(Dollars in millions, except per-share data)

Note 1: Summary of Significant Accounting Policies

Basis of presentation: The accompanying consolidated financial statements have been prepared in accordance with accounting practices generally accepted in the United States (GAAP). The accounts of all wholly owned and majority-owned subsidiaries are included in the consolidated financial statements. Where our ownership of consolidated subsidiaries is less than 100 percent, the outside shareholders’ interests are reflected in other noncurrent liabilities. All intercompany balances and transactions have been eliminated.

      The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses, and related disclosures at the date of the financial statements and during the reporting period. Actual results could differ from those estimates.

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

Inventories: We state all inventories at the lower of cost or market. We use the last-in, first-out (LIFO) method for substantially all our inventories located in the continental United States, or approximately 39 percent of our total inventories. Other inventories are valued by the first-in, first-out (FIFO) method. FIFO cost approximates current replacement cost. Inventories at December 31 consisted of the following:

	2004	2003

Finished products	$717.5	$542.1
Work in process	1,356.3	1,169.0
Raw materials and supplies	305.7	315.9

	2,379.5	2,027.0
Reduction to LIFO cost	(87.9)	(64.0)

	$2,291.6	$1,963.0

Investments: Substantially all debt and marketable equity securities are classified as available-for-sale. Available-for-sale securities are carried at fair value with the unrealized gains and losses, net of tax, reported in other comprehensive income. Unrealized losses considered to be other-than-temporary are recognized in earnings. Factors we consider in making this evaluation include company-specific drivers of the decrease in stock price, status of projects in development, near-term prospects of the issuer, the length of time the value has been depressed, and the financial condition of the industry. Realized gains and losses on sales of available-for-sale securities are computed based upon specific identification of the initial cost adjusted for any other-than-temporary declines in fair value. Investments in companies over which we have significant influence but not a controlling interest are accounted for using the equity method with our share of earnings or losses reported in other income. We own no investments that are considered to be trading securities.

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

      We enter into foreign currency forward and option contracts to reduce the effect of fluctuating currency exchange rates (principally the euro and the Japanese yen). Generally, foreign currency derivatives used for hedging are put in place using the same or like currencies and duration as the underlying exposures. Forward contracts are principally used to manage exposures arising from subsidiary trade and loan payables and receivables denominated in foreign currency. These contracts are recorded at fair value with the gain or loss recognized in current earnings. The purchased option contracts are used to hedge anticipated foreign currency transactions, primarily intercompany inventory activities expected to occur within the next year. These contracts are designated as cash flow hedges of those future transactions and the impact on earnings is included in cost of sales. We may enter into foreign currency forward contracts and currency swaps as fair value hedges of firm commitments. Forward and option contracts generally have maturities not exceeding 12 months.

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

Goodwill and other intangibles: Other intangibles with finite lives arising from acquisitions and research alliances are amortized over their estimated useful lives, ranging from 5-10 years, using the straight-line method. Goodwill is not amortized. Goodwill and other intangibles are reviewed to assess recoverability at least annually and when certain impairment indicators are present. Unamortized goodwill and other intangibles with finite lives were $110.3 million and $92.2 million, respectively, at December 31, 2004 and 2003, and were included in sundry assets in the consolidated balance sheets. We currently have no other intangible assets with indefinite lives. No material impairments occurred with respect to the carrying value of our goodwill or other intangible assets in 2004, 2003, or 2002.

Property and equipment: Property and equipment is stated on the basis of cost. Provisions for depreciation of buildings and equipment are computed generally by the straight-line method at rates based on their estimated useful lives (generally 12 to 50 years for buildings and 3 to 18 years for equipment). We review the carrying value of long-lived assets for potential impairment on a periodic basis, and whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. Impairment is determined by comparing projected undiscounted cash flows to be generated by the asset to its carrying value. If an impairment is identified, a loss is recorded equal to the excess of the asset’s net book value over the asset’s fair value, and the cost basis is adjusted.

      At December 31, property and equipment consisted of the following:

	2004	2003

Land	$147.0	$124.8
Buildings	3,569.5	3,134.7
Equipment	5,627.2	5,305.8
Construction in progress	2,995.2	2,502.7

	12,338.9	11,068.0
Less allowances for depreciation	4,788.0	4,529.0

	$7,550.9	$6,539.0

      Depreciation expense for 2004, 2003, and 2002 was $495.9 million, $469.3 million, and $437.8 million, respectively. Approximately $111.3 million, $61.0 million, and $60.3 million of interest costs were capitalized as part of property and equipment in 2004, 2003, and 2002, respectively. Total rental expense for all leases, including contingent rentals (not material), amounted to approximately $286.8 million, $268.5 million, and $240.8 million for 2004, 2003, and 2002, respectively. Capital leases included in property and equipment in the consolidated balance sheets, capital lease obligations entered into, and future minimum rental commitments are not material.

Revenue recognition: We recognize revenue from sales of products at the time title of goods passes to the buyer and the buyer assumes the risks and rewards of ownership. This is generally at the time products are shipped to the customer. Provisions for discounts and rebates to customers are established in the same period the related sales are recorded. Revenue from copromotion services (primarily Actos) is based upon net sales reported by our copromotion partner and, if applicable, the number of sales calls we perform. We immediately recognize the full amount of milestone payments due us upon the achievement of the milestone event if the event is substantive, objectively determinable, and represents an important point in the development life cycle of the pharmaceutical product. Milestone payments earned by us are generally recorded in other income-net. Initial fees we receive from the partnering of our compounds under development are amortized through the expected product approval date. Initial fees received from out-licensing agreements that include both the sale of marketing rights to our commercialized products and a related commitment to supply the products are generally recognized as net sales over the term of the supply agreement.

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

Income taxes: Deferred taxes are recognized for the future tax effects of temporary differences between financial and income tax reporting based on enacted tax laws and rates. Federal income taxes are provided on the portion of the income of foreign subsidiaries that is expected to be remitted to the United States and be taxable. See Note 11 regarding the 2004 tax expense associated with the expected repatriation of earnings reinvested outside the U.S. pursuant to the American Job Creations Act.

Earnings per share: We calculate basic earnings per share based on the weighted-average number of outstanding common shares and incremental shares. We calculate diluted earnings per share based on the weighted-average number of outstanding common shares plus the effect of dilutive stock options and other incremental shares.

Stock-based compensation: As discussed further in Note 7, we elected to follow Accounting Principles Board (APB) Opinion 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for our stock options and performance awards. Under APB 25, because the exercise price of our employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized. However, SFAS 123, Accounting for Stock-Based Compensation, as amended by SFAS 148, Accounting for Stock-Based Compensation-Transition and Disclosure, requires us to present pro forma information as if we had accounted for our employee stock options and performance awards under the fair value method of that statement. For purposes of pro forma disclosure, the estimated fair value of the options and performance awards at the date of the grant is amortized to expense over the vesting period. The following table illustrates the effect on net income and earnings per share if we had applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation.

	2004	2003	2002

Net income, as reported	$1,810.1	$2,560.8	$2,707.9

Add: Compensation expense for stock-based performance awards included in reported net income, net of related tax effects	34.5	—	—
Deduct: Total stock-based employee compensation expense determined under fair-value-based method for all awards, net of related tax effects	(294.2)	(210.8)	(307.2)

Pro forma net income	$1,550.4	$2,350.0	$2,400.7

Earnings per share:
Basic, as reported	$1.67	$2.38	$2.51

Basic, pro forma	$1.43	$2.18	$2.23

Diluted, as reported	$1.66	$2.37	$2.50

Diluted, pro forma	$1.42	$2.17	$2.21

      As discussed more fully in Note 2, we plan to adopt SFAS 123(R) effective January 1, 2005.

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

      In 2003, the FASB issued FASB Interpretation (FIN) 46, Consolidation of Variable Interest Entities. FIN 46 defines a variable interest entity (VIE) as a corporation, partnership, trust, or any other legal structure that does not have equity investors with a controlling financial interest or has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 requires consolidation of a VIE by the primary beneficiary of the assets, liabilities, and results of activities. FIN 46 also requires certain disclosures by all holders of a significant variable interest in a VIE that are not the primary beneficiary. We do not have any material investments in variable interest entities; therefore, the adoption of this interpretation in the first quarter of 2004 had no material impact on our consolidated financial position or results of operations.

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

      In 2004, the FASB issued FASB Staff Position (FSP) 106-2, which provides guidance regarding accounting for the effects of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (MMA). The FSP specifies that, for plans with benefits that are determined to be actuarially equivalent to the Medicare Part D benefits, the plan sponsor will be entitled to a tax-free subsidy under the MMA. We have determined that our plan is actuarially equivalent and, therefore, we are entitled to the subsidy. Following our adoption of the provisions of FSP 106-2 in the second quarter of 2004, we remeasured the accumulated postretirement benefit obligation (APBO) to reflect the effects of the MMA as of the effective date of the MMA (December 8, 2003), and recognized the financial statement effect retroactively. This had no material impact on the APBO, our consolidated financial position, or results of operations.

      In December 2004, the FASB revised and issued SFAS 123, Share-Based Payment (SFAS 123(R)). SFAS 123(R) eliminates the alternative of using the APB 25 intrinsic value method of accounting for stock options. This revised statement will require recognition of the cost of employee services received in exchange for awards of equity instruments based on the fair value of the award at the grant date. This cost is required to be recognized over the vesting period of the award. The stock-based compensation table in Note 1 illustrates the effect on net income and earnings per share if we had applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation. SFAS 123(R) applies to all awards granted, modified, repurchased, or cancelled after June 30, 2005. We will early-adopt SFAS 123(R) effective January 1, 2005, using the modified prospective method. As a result of the adoption of this statement, our compensation expense for share-based payments is expected to be approximately $450 million in 2005 ($300 million net of related tax effects), assuming target levels are achieved for incentive-based equity awards.

Note 3: Acquisitions and Collaboration

Applied Molecular Evolution, Inc. Acquisition

On February 12, 2004, we acquired all the outstanding common stock of Applied Molecular Evolution, Inc. (AME) in a tax-free merger. Under the terms of the merger agreement, each outstanding share of AME common stock was exchanged for our common stock or a combination of cash and our stock valued at $18. The aggregate purchase price of approximately $442.8 million consisted of issuance of 4.2 million shares of our common stock valued at $314.8 million, issuance of 0.7 million replacement options to purchase shares of our common stock in exchange for the remaining outstanding AME options valued at $37.6 million, cash of $85.4 million for AME common stock and options for certain AME employees, and transaction costs of $5.0 million. The fair value of our common stock was derived using a per-share value of $74.14, which was our average closing stock price for February 11 and 12, 2004. The fair value for the options granted was derived using a Black-Scholes valuation method using assumptions consistent with those we used in valuing employee options. Replacement options to purchase our common stock granted as part of this acquisition have terms equivalent to the AME options being replaced.

      In addition to acquiring the rights to two compounds currently under development, we expect the acquisition of AME’s protein optimization technology to create synergies that will accelerate our ability to discover and optimize biotherapeutic drugs for cancer, critical care, diabetes, and obesity, areas in which proteins are of great therapeutic benefit.

      In accordance with SFAS 141, Business Combinations, the acquisition has been accounted for as a purchase business combination. Under the purchase method of accounting, the assets acquired and liabilities assumed from AME at the date of acquisition are recorded at their respective fair values as of the acquisition date in our consolidated financial statements. The excess of the purchase price over the fair value of the acquired net assets has been recorded as goodwill in the amount of $9.6 million. Goodwill resulting from this acquisition has been fully allocated to the pharmaceutical products segment. No portion of this goodwill is expected to be deductible for tax purposes. AME’s results of operations are included in our consolidated financial statements from the date of acquisition.

      As of the date of acquisition, we determined the following estimated fair values for the assets purchased and liabilities assumed. The determination of estimated fair value requires management to make significant estimates and assumptions. We hired independent third parties to assist in the valuation of assets that were difficult to value.

Estimated Fair Value at February 12, 2004

Cash and short-term investments	$38.7
Acquired in-process research and development	362.3
Platform technology	17.9
Goodwill	9.6
Other assets and liabilities—net	14.3

Total estimated purchase price	$442.8

      The acquired in-process research and development (IPR&D) represents compounds currently under development that have not yet achieved regulatory approval for marketing. The estimated fair value of these intangible assets was derived using a valuation from an independent third party. AME’s two lead compounds for the treatment of non-Hodgkin’s lymphoma and rheumatoid arthritis represent approximately 80 percent of the estimated fair value of the IPR&D. In accordance with FIN 4, Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method, these IPR&D intangible assets have been written off by a charge to income immediately subsequent to the acquisition because the compounds do not have any alternative future use. This charge is not deductible for tax purposes. The ongoing activity with respect to each of these compounds under development is not material to our research and development expenses.

      There are several methods that can be used to determine the estimated fair value of the acquired IPR&D. We utilized the “income method,” which applies a probability weighting to the estimated future net cash flows that are derived from projected sales revenues and estimated costs. These projections are based on factors such as relevant market size, patent protection, historical pricing of similar products, and expected industry trends. The estimated future net cash flows are then discounted to the present value using an appropriate discount rate. This analysis is performed for each project independently. The discount rate we used in valuing the acquired IPR&D projects was 18.75 percent.

Product Acquisition

In October 2004, we entered into an agreement with Merck KGaA (Merck) to acquire Merck’s compound for a potential treatment for insomnia. At the inception of this agreement, this compound was in the development stage (Phase I clinical trials) and no alternative future uses were identified. As with many development phase compounds, launch of the product, if approved, is not expected in the near term. Our charge for acquired in-process research and development expense related to this arrangement was $29.9 million in the fourth quarter of 2004.

Amylin Collaboration

In September 2002, we entered into a collaboration arrangement with Amylin Pharmaceuticals, Inc. (Amylin), to jointly develop and commercialize Amylin’s synthetic exendin-4 compound, a potential new treatment for type 2 diabetes. The ongoing activity with respect to this agreement is not material to our research and development expenses.

      At the inception of this collaboration, this compound was in the development phase and no alternative future uses were identified. As with many development phase compounds, launch of the product, if approved, was not expected in the near term. Our charge for acquired in-process research and development expense related to this arrangement totaled $84.0 million in 2002.

      In conjunction with this collaboration arrangement, we also entered into a loan agreement. Following the successful completion of the ongoing clinical trials and contingent upon certain other events, we have agreed to loan Amylin up to $110 million during the development period of the product, repayable in cash or Amylin stock at our option. As of December 31, 2004, no loans to Amylin were outstanding.

Note 4: Asset Impairments, Restructuring, and Other Special Charges

The components of the charges included in asset impairments, restructuring, and other special charges in our consolidated statements of income are described below.

      In the fourth quarter of 2004, management approved actions designed to increase productivity, to address current challenges in the marketplace, and to leverage prior investments in our product portfolio. These actions, which are described further below, affect primarily operations in the manufacturing, research and development, and sales and marketing components and resulted in asset impairments, severance and other related charges. We expect to substantially complete the restructuring activities by March 31, 2005, although certain activities may require additional time for completion throughout 2005.

      We discontinued our plans to produce the bulk active ingredient for Xigris at our Indianapolis operations. Although we remain committed to this important lifesaving product, we have determined that our manufacturing partner, Lonza Biologics plc, has enough capacity to supply anticipated Xigris demand for the foreseeable future. In addition, we determined that a redesign of our Prince William County, Virginia, facility that is currently under construction was warranted. This decision rendered obsolete certain engineering and construction costs that have already been incurred. Also, the mission of our Clinton, Indiana, manufacturing site will be narrowed to make products solely for the Elanco Animal Health business. The portion of that site that currently produces human pharmaceutical products has ceased operation.

      We will focus our research efforts on the therapeutic areas of neuroscience, endocrine, oncology, and cardiovascular and will discontinue our efforts in inflammation. In addition to this narrowing of therapeutic focus, we have closed our RTP Laboratory site in Research Triangle Park, North Carolina. This site has historically been our center for high-throughput screening and combinatorial chemistry, but much of that technology has evolved such that these operations can be more efficiently performed in existing facilities in Indianapolis. The site has been written down to fair value less cost to sell and is currently held for sale.

      We closed all district and regional sales offices throughout the United States, and these operations are now managed from home-based offices. In addition, we have reorganized our U.S. sales force to create an organization that better meets customer needs and maximizes sales potential. We are also streamlining some sales and marketing support activities as well as our field-based operations that support our medical function.

      As a result of the above actions, we recognized asset impairment charges of $377.4 million in the fourth quarter of 2004. The charges principally relate to Xigris manufacturing equipment in Indianapolis, the Prince William County assets, human pharmaceutical manufacturing buildings and equipment in Clinton, Indiana, and the RTP Laboratory building and equipment, which are described above. We have ceased using these assets, and they will be disposed of or destroyed. The impairment charges are necessary to adjust the carrying value of the assets to fair value. Other site charges, including lease termination payments, were $12.2 million.

      In addition, nearly 1,400 positions globally were eliminated as a result of these actions. While a substantial number of the affected employees were successfully placed in other positions in the company, severance expenses were incurred in the fourth quarter of 2004 for those employees who elected a severance package. The restructuring and other special charges incurred in the fourth quarter of 2004 related to the elimination of positions totaled

$68.5 million, including $35.1 million of severance charges related to restructuring activities in our overseas affiliates. The severance charges consisted primarily of voluntary severance expenses. Substantially all of this charge has been expended.

      The other significant component of our fourth-quarter 2004 special charges was a provision for $36.0 million for the anticipated resolution of the previously reported Evista marketing and promotional practices investigation. See Note 13 for additional discussion.

      In addition, in the second quarter of 2004, as part of our ongoing review of our manufacturing and research and development strategies to maximize performance and efficiencies, including the streamlining of manufacturing operations and research and development activities, we also made decisions that resulted in the impairment of certain assets. This review did not result in any closure of facilities or layoffs, but certain assets located at various sites were affected. We have ceased using these assets, written down their carrying value to zero, and are in the process of disposing of or destroying all of the assets. The asset impairment charges incurred in the second quarter of 2004 aggregated $108.9 million.

      Similar to 2004, during 2003, management approved global manufacturing strategies across our product portfolio to improve plant performance and efficiency, including the outsourcing of production of certain anti-infective products. These decisions resulted in the impairment of certain assets, primarily manufacturing assets in the U.S. This review did not result in any closure of facilities, but certain assets located at various manufacturing sites were affected. We have ceased using these assets, and all these assets have been disposed of or their destruction commenced. The impairment charges were necessary to adjust the carrying value of these assets to zero. These asset impairment charges incurred totaled $142.9 million, of which $114.6 million was incurred in the first quarter of 2003 with the remaining $28.3 million incurred in the fourth quarter of 2003.

      In December 2002, we initiated a plan of eliminating approximately 700 positions worldwide in order to streamline our infrastructure. While a substantial majority of affected employees were successfully placed in other positions in the company, severance expenses were incurred in the first quarter of 2003 for those employees who elected a severance package. The restructuring and other special charges incurred in the first quarter of 2003 were $52.5 million, consisting primarily of voluntary severance expenses. All of this charge has been expended.

      In August 2001, we licensed from Isis Pharmaceuticals, Inc. (Isis), Affinitak, a non-small-cell lung cancer drug candidate, and entered into an agreement regarding an ongoing research collaboration. In conjunction with this agreement, we purchased approximately 4.2 million shares of Isis common stock with a cost basis of approximately $68.0 million, and we committed to loan Isis $100 million over the four-year term of the research agreement. The Isis loan is repayable at the end of the research agreement term in cash or Isis stock, at Isis’s option, using a conversion price of $40 per share. In addition, we committed to loan Isis $21.2 million for the building of a manufacturing suite for Affinitak. On March 17, 2003, we announced, along with Isis, the results of the Phase III trial that evaluated Affinitak when combined with chemotherapy in patients with advanced non-small-cell lung cancer. No difference was observed in the overall survival of the two groups. Due to this announcement and the decline in Isis’s stock price that occurred in the previous 12 months, we concluded in the first quarter of 2003 that our investment in Isis common stock was other-than-temporarily impaired as defined by generally accepted accounting principles. For the same reasons, it was probable that the value of the consideration that we will be eligible to receive from Isis pursuant to the terms of the loan agreements will be less than the carrying amount of the loans. Therefore, in the first quarter of 2003, we recognized an impairment in our investment in Isis common stock of $55.0 million and a reserve related to the loans of $92.9 million. In addition, we recognized a charge of $38.9 million for contractual obligations related to Affinitak. The primary portion of this charge resulted from our supply agreement with Isis. The supply agreement obligated us to pay certain costs associated with work-in-process and raw materials and other costs that were triggered when we canceled our order of Affinitak. The remaining portion of the charge resulted from our contractual obligations related to the conduct of Affinitak clinical trials. Substantially all our contractual obligations have been fulfilled. The stock and loan impairments and other special charges incurred in the first quarter of 2003 related to this relationship totaled $186.8 million.

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

In accordance with documented corporate policies, we limit the amount of credit exposure to any one financial institution or corporate issuer. We are exposed to credit-related losses in the event of nonperformance by counterparties to financial instruments but do not expect any counterparties to fail to meet their obligations given their high credit ratings.

Fair Value of Financial Instruments

A summary of our outstanding financial instruments and other investments at December 31 follows:

	2004		2003

	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Short-term investments
Debt securities	$2,099.1	$2,099.1	$957.0	$957.0

Noncurrent investments
Marketable equity	$80.4	$80.4	$105.5	$105.5
Debt securities	366.1	366.1	3,173.1	3,173.1
Equity method and other investments	114.9	N/A	96.0	N/A

	$561.4		$3,374.6

Long-term debt, including current portion	$4,858.5	$4,868.6	$4,867.5	$4,874.4

      We determine fair values based on quoted market values where available or discounted cash flow analyses (principally long-term debt). The fair value of equity method investments is not readily available and disclosure is not required. The fair value and carrying amount of risk-management instruments in the aggregate were not material at December 31, 2004 and 2003. Approximately $2.1 billion of our investments in debt securities mature within five years.

      A summary of the unrealized gains and losses (pretax) of our available-for-sale securities in other comprehensive income at December 31 follows:

	2004	2003

Unrealized gross gains	$43.7	$72.3
Unrealized gross losses	7.9	10.6

      The net adjustment to unrealized gains and losses (net of tax) on available-for-sale securities increased (decreased) other comprehensive income by ($18.2) million, $45.4 million, and ($45.0) million in 2004, 2003, and 2002, respectively. Activity related to our available-for-sale investment portfolio was as follows:

	2004	2003	2002

Proceeds from sales	$7,774.7	$5,303.7	$3,724.2
Realized gross gains on sales	37.3	72.1	57.0
Realized gross losses on sales	17.6	26.4	35.2

      During the years ended December 31, 2004, 2003, and 2002, net losses related to ineffectiveness and net losses related to the portion of fair value and cash flow hedging instruments excluded from the assessment of effectiveness were not material.

      We expect to reclassify an estimated $47.0 million of pretax net losses on cash flow hedges of anticipated foreign currency transactions and the variability in expected future interest payments on floating rate debt from accumulated other comprehensive loss to earnings during 2005. This assumes that short-term interest rates remain unchanged from the prevailing rates at December 31, 2004.

Note 6: Borrowings

Long-term debt at December 31 consisted of the following:

	2004	2003

4.50 to 7.13 percent notes (due 2012-2036)	$1,487.4	$1,487.4
2.90 to 8.38 percent notes (due 2006-2008)	811.4	811.4
Floating rate bonds (due 2007-2037)	1,424.7	417.8
Private placement bonds (due 2007-2008)	652.6	810.5
Floating rate capital securities (due 2029)	—	525.0
8.38 percent eurodollar bonds (due 2005)	150.0	150.0
Resettable coupon capital securities (due 2029)	—	300.0
6.55 percent ESOP debentures (due 2017)	93.6	94.6
Other, including capitalized leases	122.8	130.3
SFAS 133 fair value adjustment	116.0	140.5

	4,858.5	4,867.5
Less current portion	366.6	179.7

	$4,491.9	$4,687.8

      In August 2004, we issued $1.00 billion of floating rate notes due in 2007. The floating rate notes pay interest at the three-month LIBOR rate plus 0.05 percent (2.41 percent at December 31, 2004). We may redeem these notes in August 2005 for a defined redemption price. In March 2003, we issued $300.0 million of 2.9 percent 5-year notes and $200.0 million of 4.5 percent 15-year notes. In July 2002 and May 2001, we issued $150.0 million and $250.0 million, respectively, of floating rate bonds that mature in 2037. The variable interest rate on these bonds is at LIBOR (2.58 percent at December 31, 2004) and beginning May 15, 2004, adjusts every six months to reflect our six-month credit spread. The interest accumulates over the life of the bonds and is payable upon maturity. We have an option to begin periodic interest payments at any time. At the time of option exercise, we would owe all previously accrued interest on the bonds. Additionally, in July 2003 and July 2002, respectively, we executed a $330.0 million and $542.8 million private placement note with a financial institution. Principal and interest are due semiannually over the five-year terms of each of these notes. In conjunction with these notes, we entered into interest rate swap agreements with the same financial institution, which converts the fixed rate into a variable rate of interest at essentially LIBOR over the term of the notes. In March 2002, we issued $500.0 million of 10-year 6.0 percent notes.

      The floating rate capital securities paid cumulative interest at an annual rate equal to LIBOR plus a predetermined spread, reset quarterly. The rate at December 31, 2003, was 2.37 percent. The resettable coupon capital securities paid cumulative interest at an annual rate of 7.72 percent. Both the floating rate capital securities and the resettable coupon capital securities were redeemed in 2004. In 2003, we repurchased $257.1 million of floating rate debt securities due in 2008.

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

      The aggregate amounts of maturities on long-term debt for the next five years are as follows: 2005, $366.6 million; 2006, $720.2 million; 2007, $1.21 billion; 2008, $392.5 million; and 2009, $15.5 million.

      At December 31, 2004 and 2003, short-term borrowings included $1.65 billion and $16.8 million, respectively, of notes payable to banks and commercial paper. At December 31, 2004, unused committed lines of credit totaled approximately $1.25 billion. Compensating balances and commitment fees are not material, and there are no conditions that are probable of occurring under which the lines may be withdrawn.

      We have converted substantially all fixed rate debt to floating rates through the use of interest rate swaps. The weighted-average effective borrowing rate based on debt obligations and interest rates at December 31, 2004 and 2003, including the effects of interest rate swaps for hedged debt obligations, was 2.7 percent.

      In 2004, capitalized interest exceeded cash payments of interest on borrowings, due in large part to certain debt instruments requiring interest payments only at maturity, as previously noted. In 2003 and 2002, cash payments of interest on borrowings totaled $44.7 million and $54.6 million, respectively, net of capitalized interest.

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

Note 7: Stock Plans

Stock options are granted to employees at exercise prices equal to the fair market value of the company’s stock at the dates of grant. Generally, options vest 100 percent three years from the grant date and have a term of 10 years. Performance awards are granted to officers and key employees and are payable in shares of our common stock. The number of performance award shares actually issued, if any, varies depending upon the achievement of certain earnings-per-share targets. In general, performance awards vest 100 percent at the end of the fiscal year following the grant date. No performance awards were granted in 2002.

      We have elected to follow APB Opinion 25 and related interpretations in accounting for our stock options and performance awards. See Note 1 for a calculation of our net income and earnings per share under the fair value method pursuant to SFAS 123. As discussed more fully in Note 2, we plan to adopt SFAS 123(R) effective January 1, 2005.

      The weighted-average per-share fair values of the individual options and performance awards granted during 2004, 2003, and 2002 were as follows on the date of grant:

	2004	2003	2002

Employee stock options	$26.19	$20.59	$25.98
Performance awards	70.33	63.51	N/A

      The fair values of the options calculated in accordance with SFAS 123 were determined using a Black-Scholes option-pricing model with the following assumptions:

	2004		2003		2002

Dividend yield	1.57%		1.50%		1.54%
Volatility	35.20%		35.10%		35.00%
Risk-free interest rate	3.43%		3.32%		3.14%
Forfeiture rate	0		0		0
Expected life	7	years	7	years	7	years

      Stock option activity during 2002-2004 is summarized below:

	Shares of Common Stock	Weighted-Average
	Attributable to Options	Exercise
	(in thousands)	Price of Options

Unexercised at January 1, 2002	67,098	$60.60
Granted	14,133	74.33
Exercised	(3,357)	21.18
Forfeited	(1,819)	70.95

Unexercised at December 31, 2002	76,055	64.65
Granted	14,361	57.36
Exercised	(4,379)	22.65
Forfeited	(4,047)	70.03

Unexercised at December 31, 2003	81,990	65.36
Granted	19,578	71.26
Exercised	(4,145)	28.45
Forfeited	(3,765)	70.46

Unexercised at December 31, 2004	93,658	68.02

      The following table summarizes information concerning outstanding and exercisable options at December 31, 2004 (shares in millions, contractual life in years):

	Options Outstanding			Options Exercisable
		Weighted-
		Average	Weighted-		Weighted-
Range of		Remaining	Average		Average
Exercise	Number	Contractual	Exercise	Number	Exercise
Prices	Outstanding	Life	Price	Exercisable	Price

$1-$25	4.2	1.1	$22.53	4.2	22.53
$25-$55	2.9	2.9	38.29	2.6	36.31
$55-$65	17.0	6.6	59.33	5.2	62.39
$65-$75	47.3	6.4	72.36	29.4	71.97
$75-$95	22.3	6.5	77.96	12.7	79.38

      Shares exercisable at December 31, 2004, 2003, and 2002, were 54.1 million, 48.7 million, and 44.6 million, respectively.

      As noted above, the number of shares ultimately issued for the performance award program is dependent upon the earnings achieved during the vesting period. Pursuant to this plan, approximately 0.4 million shares were issued in 2002. No shares were issued in 2003 or 2004, and approximately 0.8 million shares will be issued in 2005.

      At December 31, 2004, additional options, performance awards, or restricted stock grants may be granted under the 2002 Lilly Stock Plan for not more than 58.1 million shares.

Note 8: Other Assets and Other Liabilities

Our sundry assets include our capitalized computer software, prepaid retiree health benefit (Note 12), goodwill and other intangible assets (Note 1), long-term deferred income tax assets (Note 11), estimated insurance recoveries from our product litigation and environmental contingencies (Note 13), and a variety of other items. The increase in sundry assets is primarily attributable to an increase in capitalized computer software and prepaid retiree health benefits.

      Our other current liabilities include our deferred income from our collaboration and out-licensing arrangements, other taxes, interest payable, deferred income tax liabilities, and a variety of other items. Major contributors to the increase in other current liabilities are interest payable, deferred income tax liabilities, and other taxes payable.

      Our other noncurrent liabilities include the accrued liabilities from our pension and retiree health plans (Note 12), deferred income from our collaboration and out-licensing arrangements, product liability litigation and environmental accruals (Note 13), and a variety of other items. The decrease in other noncurrent liabilities is primarily attributable to a decrease in deferred income from collaboration and out-licensing arrangements offset by an increase to accrued liabilities from our pension and retiree health plans.

      None of the components of sundry assets exceeds 5 percent of total assets, and none of the components of other current liabilities or other noncurrent liabilities exceeds 5 percent of current or total liabilities, respectively.

Note 9: Shareholders’ Equity

Changes in certain components of shareholders’ equity were as follows:

				Common Stock in Treasury
	Additional	Retained	Deferred	Shares
	Paid-in Capital	Earnings	Costs—ESOP	(in thousands)	Amount

Balance at January 1, 2002	$2,610.0	$7,411.2	$(129.1)	985	$107.4
Net income		2,707.9
Cash dividends declared per share: $1.27		(1,370.7)
Retirement of treasury shares	(393.9)			(4,677)	(396.8)
Purchase for treasury				4,532	389.2
Issuance of stock under employee stock plans	131.8			168	9.7
ESOP transactions	13.8		5.8
Reclassification	248.3	(248.3)

Balance at December 31, 2002	2,610.0	8,500.1	(123.3)	1,008	109.5
Net income		2,560.8
Cash dividends declared per share: $1.36		(1,465.4)
Retirement of treasury shares	(289.1)			(3,180)	(291.2)
Purchase for treasury				2,976	276.8
Issuance of stock under employee stock plans	150.4			148	9.1
ESOP transactions	13.6		4.7
Reclassification	125.1	(125.1)

Balance at December 31, 2003	2,610.0	9,470.4	(118.6)	952	104.2
Net income		1,810.1
Cash dividends declared per share: $1.45		(1,555.9)
Retirement of treasury shares	(17.4)			(271)	(17.6)
Issuance of stock under employee stock plans	163.7			262	17.2
ESOP transactions	13.2		6.7
Acquisition of AME	349.9

Balance at December 31, 2004	$3,119.4	$9,724.6	$(111.9)	943	$103.8

      As of December 31, 2004, we have purchased $2.08 billion of our announced $3.0 billion share repurchase program. During 2004, we did not repurchase any stock pursuant to this program. We acquired approximately 3.0 million and 4.5 million shares in 2003 and 2002, respectively, under our share repurchase program. As previously disclosed, in connection with the share repurchase program, we entered into agreements to purchase shares of our stock. During the second quarter of 2003, we satisfied all our remaining obligations under the agreements.

      We have 5 million authorized shares of preferred stock. As of December 31, 2004 and 2003, no preferred stock has been issued.

      We have funded an employee benefit trust with 40 million shares of Lilly common stock to provide a source of funds to assist us in meeting our obligations under various employee benefit plans. The funding had no net impact on shareholders’ equity as we consolidated the employee benefit trust. The cost basis of the shares held in the trust was $2.64 billion and is shown as a reduction in shareholders’ equity, which offsets the resulting increases of $2.61 billion in additional paid-in capital and $25 million in common stock. Any dividend transactions between us and the trust are eliminated. Stock held by the trust is not considered outstanding in the computation of earnings per share. The assets of the trust were not used to fund any of our obligations under these employee benefit plans in 2004, 2003, or 2002.

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

      Under a Shareholder Rights Plan adopted in 1998, all shareholders receive, along with each common share owned, a preferred stock purchase right entitling them to purchase from the company one one-thousandth of a share of Series B Junior Participating Preferred Stock (the Preferred Stock) at a price of $325. The rights are exercisable only after the Distribution Date, which is generally the 10th business day after the date of a public announcement that a person (the Acquiring Person) has acquired ownership of 15 percent or more of our common stock. We may redeem the rights for $.005 per right, up to and including the Distribution Date. The rights will expire on July 28, 2008, unless we redeem them earlier.

      The rights plan provides that, if an Acquiring Person acquires 15 percent or more of our outstanding common stock and our redemption right has expired, generally each holder of a right (other than the Acquiring Person) will have the right to purchase at the exercise price the number of shares of our common stock that have a value of two times the exercise price.

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

Note 10: Earnings per Share

The following is a reconciliation of the denominators used in computing earnings per share:

	2004	2003	2002

	(Shares in thousands)
Income available to common shareholders	$1,810.1	$2,560.8	$2,707.9

Basic earnings per share
Weighted-average number of common shares outstanding, including incremental shares	1,083,887	1,076,547	1,076,922

Basic earnings per share	$1.67	$2.38	$2.51

Diluted earnings per share
Weighted-average number of common shares outstanding	1,083,677	1,076,547	1,076,873
Stock options and other incremental shares	5,259	5,683	8,215

Weighted-average number of common shares outstanding—diluted	1,088,936	1,082,230	1,085,088

Diluted earnings per share	$1.66	$2.37	$2.50

Note 11: Income Taxes

Following is the composition of income taxes:

	2004	2003	2002

Current
Federal	$47.6	$391.2	$140.1
Foreign	519.9	284.7	306.3
State	(10.6)	(6.2)	(13.4)

	556.9	669.7	433.0
Deferred
Federal	175.2	(112.9)	366.1
Foreign	(74.0)	138.2	(47.3)
State	8.7	5.9	(2.0)

	109.9	31.2	316.8
Unremitted earnings to be repatriated due to change in tax law	465.0	—	—

Income taxes	$1,131.8	$700.9	$749.8

Significant components of our deferred tax assets and liabilities as of December 31 are as follows:

	2004	2003

Deferred tax assets
Inventory	$538.4	$411.8
Other carryforwards	492.5	411.7
Sale of intangibles	411.5	415.0
Compensation and benefits	320.7	275.9
Tax credit carryforwards and carrybacks	220.6	105.9
Asset disposals	165.3	21.0
Asset purchases	88.6	62.2
Other	476.8	506.5

	2,714.4	2,210.0
Valuation allowances	(508.4)	(473.6)

Total deferred tax assets	2,206.0	1,736.4

Deferred tax liabilities
Prepaid employee benefits	(952.8)	(701.5)
Property and equipment	(681.3)	(564.5)
Unremitted earnings to be repatriated due to change in tax law	(465.0)	—
Unremitted earnings	(327.4)	(204.6)
Other	(215.5)	(153.3)

Total deferred tax liabilities	(2,642.0)	(1,623.9)

Deferred tax (liabilities) assets—net	$(436.0)	$112.5

      At December 31, 2004, we had other carryforwards, primarily net operating loss carryforwards, for international and U.S. income tax purposes of $364.1 million: $228.4 million will expire within five years and $86.4 million thereafter; $49.3 million of the carryforwards will never expire. The primary component of the remaining portion of the deferred tax asset for other carryforwards is related to net operating losses for state income tax purposes that are fully reserved. We also have tax credit carryforwards and carrybacks of $220.6 million available to reduce future income taxes; $53.0 million will be carried back, $66.0 million will expire after five years, and $16.3 million of the tax credit carryforwards will never expire. The remaining portion of the tax credit carryforwards is related to state tax credits that are fully reserved.

      Domestic and Puerto Rican companies contributed approximately 6 percent, 22 percent, and 28 percent in 2004, 2003, and 2002, respectively, to consolidated income before income taxes. We have a subsidiary operating in Puerto Rico under a tax incentive grant that begins to expire at the end of 2007.

      On October 22, 2004, the President of the United States signed into law the American Jobs Creation Act of 2004 (AJCA), which creates a temporary incentive for U.S. corporations to repatriate undistributed income earned abroad by providing an 85 percent dividends received deduction for certain dividends from controlled foreign corporations. Although the deduction is subject to a number of limitations and uncertainty remains as to how to interpret certain provisions of the AJCA, we believe we have the information necessary to make an informed decision on the impact of the AJCA on our repatriation plans. Based on that decision, we plan to repatriate $8.00 billion in incentive dividends, as defined in the AJCA, during 2005 and accordingly have recorded a related tax liability of $465.0 million as of December 31, 2004.

      At December 31, 2004, we had an aggregate of $2.8 billion of unremitted earnings of foreign subsidiaries that have been or are intended to be permanently reinvested for continued use in foreign operations and that, if distributed, would result in taxes at approximately the U.S. statutory rate. The amount of unremitted earnings for which no tax has been provided decreased substantially in 2004 due to the change in tax law described above, which caused us to change our previous plans to permanently reinvest a portion of those unremitted earnings.

      Cash payments of income taxes totaled $487.0 million, $614.0 million, and $864.0 million in 2004, 2003, and 2002, respectively. The higher cash payments of income taxes in 2002 are primarily attributable to the resolution of an IRS examination.

Following is a reconciliation of the effective income tax rate applicable to income before income taxes:

	2004	2003	2002

United States federal statutory tax rate	35.0%	35.0%	35.0%
Add (deduct)
International operations, including Puerto Rico	(19.1)	(15.7)	(12.6)
Additional repatriation due to change in tax law	15.8	—	—
Non-deductible acquired in-process research and development	4.3	—	—
General business credits	(1.3)	(0.7)	(0.7)
Sundry	3.8	2.9	—

Effective income tax rate	38.5%	21.5%	21.7%

Note 12: Retirement Benefits

We used a measurement date of December 31 to develop the change in benefit obligation, change in plan assets, funded status, and amounts recognized in the consolidated balance sheets at December 31 for our defined benefit pension and retiree health benefit plans, which were as follows:

	Defined Benefit Pension Plans		Retiree Health Benefit Plans
	2004	2003	2004	2003

Change in benefit obligation
Benefit obligation at beginning of year	$4,703.1	$3,988.2	$1,039.6	$911.6
Service cost	238.8	195.4	47.6	38.2
Interest cost	286.4	267.2	62.5	60.4
Actuarial loss	39.7	105.8	161.2	17.6
Benefits paid	(259.4)	(250.5)	(71.5)	(75.5)
Reduction in discount rate, foreign currency exchange rate changes, and other adjustments	182.1	397.0	149.0	87.3

Benefit obligation at end of year	5,190.7	4,703.1	1,388.4	1,039.6

Change in plan assets
Fair value of plan assets at beginning of year	3,721.9	3,177.4	553.9	415.0
Actual return on plan assets	494.6	580.2	58.7	75.3
Employer contribution	784.0	153.4	204.3	139.1
Benefits paid	(257.3)	(247.6)	(71.5)	(75.5)
Foreign currency exchange rate changes and other adjustments	54.6	58.5	—	—

Fair value of plan assets at end of year	4,797.8	3,721.9	745.4	553.9

Funded status	(392.9)	(981.2)	(643.0)	(485.7)
Unrecognized net actuarial loss	2,339.7	2,296.5	979.5	728.2
Unrecognized prior service cost (benefit)	66.0	72.0	(116.9)	(132.6)

Net amount recognized	$2,012.8	$1,387.3	$219.6	$109.9

Amounts recognized in the consolidated balance sheet consisted of
Prepaid pension	$2,253.8	$1,613.3	$310.4	$192.3
Accrued benefit liability	(464.4)	(445.0)	(90.8)	(82.4)
Accumulated other comprehensive loss before income taxes	223.4	219.0	—	—

Net amount recognized	$2,012.8	$1,387.3	$219.6	$109.9

	Defined Benefit Pension Plans		Retiree Health Benefit Plans
(Percents)	2004	2003	2004	2003

Weighted-average assumptions as of December 31
Discount rate for benefit obligation	5.9	6.2	6.0	6.2
Discount rate for net benefit costs	6.2	6.8	6.2	6.9
Rate of compensation increase for benefit obligation	5.6	5.3	—	—
Rate of compensation increase for net benefit costs	5.3	5.3	—	—
Expected return on plan assets for net benefit costs	9.20	9.27	9.25	9.25

      In evaluating the expected return on plan assets, we have considered our historical assumptions compared with actual results, an analysis of current market conditions, asset allocations, and the views of leading financial advisers and economists. Our plan assets in our U.S. defined benefit pension and retiree health plans comprise approximately 85 percent of our worldwide benefit plan assets. Including the investment losses due to overall market conditions in 2001 and 2002, our 10- and 20-year annualized rate of return on our U.S. defined benefit pension plans and retiree health benefit plan was approximately 10.3 percent and 11.9 percent, respectively, as of December 31, 2004. Health-care-cost trend rates were assumed to increase at an annual rate of 10 percent in 2005, decreasing 1 percent per year to 6 percent in 2009 and thereafter.

      The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid as follows:

	Defined Benefit	Retiree Health
	Pension Plans	Benefit Plans

2005	$246.4	$83.4
2006	249.3	89.5
2007	255.2	95.2
2008	263.6	100.5
2009	272.2	105.2
2010-2014	1,551.8	594.9

      The total accumulated benefit obligation for our defined benefit pension plans was $4.55 billion and $3.96 billion at December 31, 2004 and 2003, respectively. The projected benefit obligation and fair value of the plan assets for the defined benefit pension plans with projected benefit obligations in excess of plan assets were $1.33 billion and $0.78 billion, respectively, as of December 31, 2004, and $4.70 billion and $3.72 billion, respectively, as of December 31, 2003.

      Net pension and retiree health benefit expense included the following components:

	Defined Benefit Pension Plans			Retiree Health Benefit Plans
	2004	2003	2002	2004	2003	2002

Components of net periodic benefit cost
Service cost	$238.8	$195.4	$170.2	$47.6	$38.2	$34.0
Interest cost	286.4	267.2	254.3	62.5	60.4	64.5
Expected return on plan assets	(402.2)	(382.7)	(398.0)	(60.2)	(53.6)	(50.8)
Amortization of prior service cost	7.3	11.9	16.1	(15.6)	(15.6)	(0.7)
Recognized actuarial loss	99.7	52.4	21.9	57.8	50.6	36.0

Net periodic benefit cost	$230.0	$144.2	$64.5	$92.1	$80.0	$83.0

      If the health-care-cost trend rates were to be increased by one percentage point each future year, the December 31, 2004, accumulated postretirement benefit obligation would increase by 13.9 percent and the aggregate of the service cost and interest cost components of the 2004 annual expense would increase by 14.5 percent. A one-percentage-point decrease in these rates would decrease the December 31, 2004, accumulated postretirement benefit obligation by 12.2 percent and the aggregate of the 2004 service cost and interest cost by 12.6 percent.

      We have defined contribution savings plans that cover our eligible employees worldwide. The purpose of these defined contribution plans is generally to provide additional financial security during retirement by providing employees with an incentive to save. Our contributions to the plan are based on employee contributions and the level of our match. Expenses under the plans totaled $75.5 million, $72.9 million, and $41.7 million for the years 2004, 2003, and 2002, respectively.

      We provide certain other postemployment benefits primarily related to disability benefits and accrue for the related cost over the service lives of employees. Expenses associated with these benefit plans in 2004, 2003, and 2002 were not significant.

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

      Our defined benefit pension plan and retiree health plan asset allocations as of December 31 are as follows:

	Percentage of		Percentage of
	Pension Plan Assets		Retiree Health Plan Assets
(Percents)	2004	2003	2004	2003

Asset Category
Equity securities and equity-like instruments	74	79	78	81
Debt securities	9	8	10	12
Real estate	1	2	1	1
Other	16	11	11	6

Total	100	100	100	100

      In 2005, we expect to contribute approximately $30 million to our defined benefit pension plans to satisfy minimum funding requirements for the year. In addition, we expect to contribute approximately $75 million of additional discretionary funding in 2005 to our defined benefit plans. We also expect to contribute approximately $100 million of discretionary funding to our postretirement health benefit plans during 2005.

Note 13: Contingencies

Three generic pharmaceutical manufacturers, Zenith Goldline Pharmaceuticals, Inc. (Zenith), Dr. Reddy’s Laboratories, Ltd. (Reddy), and Teva Pharmaceuticals (Teva), have submitted abbreviated new drug applications (ANDAs) seeking permission to market generic versions of Zyprexa in various dosage forms several years prior to the expiration of our U.S. patents for the product, alleging that our patents are invalid, unenforceable, or not infringed. We filed suit against the three companies in the U.S. District Court for the Southern District of Indiana seeking a ruling that the challenges to our compound patent (expiring in 2011) are without merit. The cases have been consolidated. A trial before a district court judge in Indianapolis was held in January and February of 2004, and we are awaiting the court’s decision. Regardless of the trial court ruling, we anticipate that appeals will follow. If we are unsuccessful at the trial court level, we cannot predict whether any of the generic companies would launch generic versions of Zyprexa prior to a final resolution of any appeals. We believe that the generic manufacturers’ claims are without merit and we expect to prevail in this litigation. However, it is not possible to predict or determine the outcome of this litigation and, accordingly, we can provide no assurance that we will prevail. An unfavorable outcome would have a material adverse impact on our consolidated results of operations, liquidity, and financial position.

      In October 2002, we were notified that Barr Laboratories, Inc. (Barr), had submitted an ANDA with the FDA seeking permission to market a generic version of Evista several years prior to the expiration of our U.S. patents covering the product, alleging that the patents are invalid or not infringed. In November 2002, we filed suit against Barr in the U.S. District Court for the Southern District of Indiana seeking a ruling that Barr’s challenges to our patents claiming the methods of use and pharmaceutical form (expiring from 2012 to 2017) are without merit. Recently, Barr has also asserted that the method of use patents are unenforceable. On September 28, 2004, the U.S. Patent and Trademark Office issued to us a new patent (expiring in 2017) directed to pharmaceutical compositions containing raloxifene. Barr has challenged this patent, alleging that the patent is invalid, unenforceable, or will not be infringed. This patent has been added to the lawsuit. The suit is in discovery and the trial is now scheduled to begin in February 2006. While we believe that Barr’s claims are without merit and we expect to prevail, it is not possible to predict or determine the outcome of the litigation. Therefore, we can provide no assurance that we will prevail. An unfavorable outcome could have a material adverse impact on our consolidated results of operations, liquidity, and financial position.

      In July 2002, we received a grand jury subpoena for documents from the Office of Consumer Litigation, U.S. Department of Justice, related to our marketing and promotional practices and physician communications with respect to Evista. We received subpoenas seeking additional documents in July 2003, July 2004, and August 2004.

We continue to cooperate with the government and have provided a broad range of information concerning our U.S. marketing and promotional practices, including documents relating to communications with physicians and the remuneration of physician consultants and advisers. Based upon advanced discussions with the government to resolve this matter, which commenced in the fourth quarter of 2004, we have expensed $36.0 million, which we believe will be sufficient to resolve the matter.

      In March 2004, the office of the U.S. Attorney for the Eastern District of Pennsylvania advised us that it has commenced a civil investigation related to our U.S. marketing and promotional practices with respect to Zyprexa, Prozac, and Prozac Weekly. We are cooperating with the U.S. Attorney in this investigation and are providing a broad range of documents and information related to the investigation, including documents relating to communications with physicians and the remuneration of physician consultants and advisers. It is possible that other Lilly products could become subject to this investigation and that the outcome of this matter could include criminal charges and fines and/or civil penalties. We cannot predict or determine the outcome of this matter or reasonably estimate the amount or range of amounts of any fines or penalties that might result from an adverse outcome. It is possible, however, that an adverse outcome could have a material adverse impact on our consolidated results of operations, liquidity, and financial position. We have implemented and continue to review and enhance a broadly based compliance program that includes comprehensive compliance-related activities designed to ensure that our marketing and promotional practices, physician communications, and remuneration of health care professionals comply with promotional laws and regulations.

      We have been named in approximately 140 product liability cases in the United States involving approximately 360 claimants alleging a variety of injuries from the use of Zyprexa. Most of the cases allege that the product caused or contributed to diabetes or high blood-glucose levels. The lawsuits seek substantial compensatory and punitive damages and typically accuse us of inadequately testing for and warning about side effects of Zyprexa. Many of the lawsuits also allege that we improperly promoted the drug. We are vigorously defending these suits. All the federal cases, involving approximately 330 claimants, have been or will be transferred to The Honorable Jack Weinstein in the Federal District Court for the Eastern District of New York for consolidated and coordinated pretrial proceedings. Two cases requesting certification of nationwide class actions on behalf of those who allegedly suffered injuries from the administration of Zyprexa were filed in the Federal District Court for the Eastern District of New York on April 16, 2004, and May 19, 2004, respectively. The cases seek damages for alleged personal injuries and also seek compensation for medical monitoring of individuals who have taken Zyprexa. A lawsuit was also filed that requests a class action on behalf of Iowa residents who took Zyprexa, and that case has been transferred to the federal court in New York. In addition, we have entered into agreements with various plaintiffs’ counsel halting the running of the statutes of limitation (tolling agreements) with respect to more than 3,050 individuals who do not have lawsuits on file and may or may not eventually file suits. This provides counsel additional time to evaluate the potential claims. In exchange, the individuals have agreed not to file suits in state courts, and the Plaintiffs Steering Committee agreed to dismiss the personal injury claims in the two pending nationwide class actions. The class action claims seeking medical monitoring for Zyprexa patients are not affected by this agreement.

      In December 2004, we were served with two lawsuits brought in state court in Louisiana on behalf of the Louisiana Department of Health and Hospitals, alleging that Zyprexa caused or contributed to diabetes or high blood-glucose levels and that we improperly promoted the drug. In these actions, which we have removed to federal court, the Department of Health and Hospitals seeks to recover the costs it paid for Zyprexa through Medicaid and other drug benefit programs and the costs the department alleges it has incurred and will incur to treat Zyprexa-related illnesses.

      In early 2005, we were served with four lawsuits seeking class action status in Canada on behalf of patients who took Zyprexa. The allegations in these suits are similar to those in the litigation pending in the United States.

      The number of product liability lawsuits and tolled claims relating to Zyprexa continues to increase, and we cannot predict at this time the additional number of lawsuits and claims that may be asserted. As noted, we are vigorously defending this litigation. However, product litigation of this type is inherently unpredictable, with the risk of excessive verdicts not justified by the evidence. Accordingly, it is possible that the ultimate resolution of the Zyprexa product liability litigation could have a material adverse impact on our consolidated results of operations, liquidity, and financial position.

      We have been named as a defendant in numerous product liability lawsuits involving primarily diethylstilbestrol (DES), thimerosal, and Zyprexa. With respect to current claims, we have accrued for our estimated exposures to the extent they are both probable and estimable based on the information available to us. In addition, we have accrued for certain claims incurred but not filed to the extent we can formulate a reasonable estimate of their costs. We estimate these expenses based primarily on historical claims experience and data regarding product usage. We expect the cash amounts related to the accruals to be paid out over the next several years. A portion of the costs associated with defending and disposing of these suits is covered by insurance. We estimate insurance recoverables based on existing deductibles, coverage limits, and the existing and projected future level of insolvencies among the insurance carriers.

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

      The litigation accruals and environmental liabilities have been reflected in our consolidated balance sheet at the gross amount of approximately $258.4 million at December 31, 2004. Estimated insurance recoverables of approximately $70.9 million at December 31, 2004, have been reflected as assets in the consolidated balance sheet.

      While it is not possible to predict or determine the outcome of the patent, product liability, or other legal actions brought against us or the ultimate cost of environmental matters, we believe that, except as noted previously with respect to the U.S. Zyprexa and Evista patent litigation, the Zyprexa, Prozac, and Prozac Weekly marketing and promotional practices investigation, and the Zyprexa product liability litigation, the resolution of all such matters will not have a material adverse effect on our consolidated financial position or liquidity but could possibly be material to the consolidated results of operations in any one accounting period.

Note 14: Other Comprehensive Income (Loss)

The accumulated balances related to each component of other comprehensive income (loss) were as follows:

	Foreign	Unrealized	Minimum	Effective	Accumulated
	Currency	Gains	Pension	Portion of	Other
	Translation	(Losses) on	Liability	Cash Flow	Comprehensive
	Gains (Losses)	Securities	Adjustment	Hedges	Income (loss)

Beginning balance at January 1, 2004	$116.7	$42.5	$(144.2)	$(175.1)	$(160.1)
Other comprehensive income (loss)	434.7	(18.2)	(2.8)	(35.0)	378.7

Balance at December 31, 2004	$551.4	$24.3	$(147.0)	$(210.1)	$218.6

      The amounts above are net of income taxes. The income taxes related to other comprehensive income were not significant, as income taxes were generally not provided for foreign currency translation.

      The unrealized gains (losses) on securities is net of reclassification adjustments of $9.8 million, $37.4 million, and $11.3 million, net of tax, in 2004, 2003, and 2002, respectively, for net realized gains on sales of securities included in net income. The effective portion of cash flow hedges is net of reclassification adjustments of $23.1 million and $27.2 million, net of tax, in 2004 and 2003, respectively, for realized losses on foreign currency options and $15.6 million, $14.2 million, and $6.5 million, net of tax, in 2004, 2003, and 2002, respectively, for interest expense on interest rate swaps designated as cash flow hedges.

      Generally, the assets and liabilities of foreign operations are translated into U.S. dollars using the current exchange rate. For those operations, changes in exchange rates generally do not affect cash flows; therefore, resulting translation adjustments are made in shareholders’ equity rather than in income.

Management’s Report on Internal Control Over Financial Reporting

Eli Lilly and Company and Subsidiaries

Management of Eli Lilly and Company and subsidiaries is responsible for the accuracy, integrity, and fair presentation of the financial statements as well as for establishing and maintaining adequate internal control over financial reporting. The statements have been prepared in accordance with generally accepted accounting principles in the United States and include amounts based on judgments and estimates by management.

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

      We also conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under this framework, we concluded that our internal controls over financial reporting were effective as of December 31, 2004.

      In addition to the system of internal accounting controls, we maintain a code of conduct (known as The Red Book) that applies to all employees worldwide, requiring proper overall business conduct, avoidance of conflicts of interest, compliance with laws, and confidentiality of proprietary information. The Red Book is reviewed on a periodic basis with employees worldwide, and all employees are required to report suspected violations. A hotline number is published in The Red Book to enable employees to report suspected violations anonymously. Employees who report suspected violations are protected from discrimination or retaliation by the company. In addition to The Red Book, the CEO and all financial management must agree, in writing, to a financial code of ethics, which further reinforces their fiduciary responsibilities.

      The financial statements and internal control over financial reporting have been audited by Ernst & Young LLP, an independent registered public accounting firm. Their responsibility is to examine our consolidated financial statements in accordance with generally accepted auditing standards of the Public Company Accounting Oversight Board (United States) and evaluate management’s assessment and evidence about whether internal control over financial reporting was designed and operating effectively. Ernst & Young’s attestation with respect to the fairness of presentation of the statements, management’s assessment, and the effectiveness of internal control over financial reporting (see attestation reports on pages 50 and 51) are included in our annual report. Ernst & Young reports directly to the audit committee of the board of directors.

      Our audit committee comprises five nonemployee members of the board of directors, all of whom are independent from our company. The committee charter, which is published in the proxy statement, outlines the members’ roles and responsibilities and is consistent with the recently enacted corporate reform laws and regulations. It is the audit committee’s responsibility to appoint an independent registered public accounting firm subject to shareholder ratification, approve both audit and nonaudit services performed by the independent registered public accounting firm, and review the reports submitted by the firm. The audit committee meets several times during the year with management, the internal auditors, and the independent public accounting firm to discuss audit activities, internal controls, and financial reporting matters, including reviews of our externally published financial results. The internal auditors and the independent registered public accounting firm have full and free access to the committee.

      We are dedicated to ensuring that we maintain the high standards of financial accounting and reporting that we have established. We are committed to providing financial information that is transparent, timely, complete, relevant, and accurate. Our culture demands integrity and an unyielding commitment to strong internal practices and policies. Finally, we have the highest confidence in our financial reporting, our underlying system of internal controls, and our people, who are objective in their responsibilities and operate under a code of conduct and the highest level of ethical standards.

Sidney Taurel
Chairman of the Board, President, and Chief Executive Officer

Charles E. Golden
Executive Vice President and Chief Financial Officer
February 14, 2005

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders
Eli Lilly and Company

We have audited the accompanying consolidated balance sheets of Eli Lilly and Company and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, cash flows, and comprehensive income for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Eli Lilly and Company and subsidiaries at December 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

      We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Eli Lilly and Company and subsidiaries’ internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 14, 2005 expressed an unqualified opinion thereon.

Indianapolis, Indiana
February 14, 2005

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders
Eli Lilly and Company

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that Eli Lilly and Company and subsidiaries maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Eli Lilly and Company and subsidiaries’ management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the company’s internal control over financial reporting based on our audit.

      We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

      A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

      Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

      In our opinion, management’s assessment that Eli Lilly and Company and subsidiaries maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Eli Lilly and Company and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on the COSO criteria.

      We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2004 consolidated financial statements of Eli Lilly and Company and subsidiaries and our report dated February 14, 2005 expressed an unqualified opinion thereon.

Indianapolis, Indiana
February 14, 2005

Graphs in Annual Report to Shareholders
for the Year Ended December 31, 2004

Set forth below, converted to tabular format, are the graphs contained in the paper format of the Company’s Annual Report to Shareholders that are contained in Exhibit 13.

Graph #1— (Contained in Chairman’s letter to shareholders) Growth in Established and Newer Products

($ millions)

	2000	2001	2002	2003	2004
Newly Launched Growth Products Strattera, Cialis, Forteo, Xigris, Cymbalta, Yentreve, Symbyax, and Alimta	—	21.2	108.4	669.5	1,547.9
Other Established Growth Products
Humalog, Gemzar, Evista, and Actos	1,654.0	2,376.1	2,922.4	3,396.2	3,781.6
Zyprexa	2,349.5	3,086.6	3,688.9	4,276.9	4,419.8
Prozac/Sarafem/Prozac Weekly	2,559.1	1,990.0	733.7	645.1	559.0
Other	4,299.6	4,068.6	3,624.1	3,594.8	3,549.6

Combined net sales of the company’s established growth and newer products – Actos, Evista, Gemzar, Humalog, Alimta, Cialis, Cymbalta, Forteo, Strattera, Symbyax, Xigris, Yentreve, and Zyprexa – increased by 17 percent over 2003, representing $9.7 billion, or 70 percent of total net sales, compared with $8.3 billion, or 66 percent in 2003. Zyprexa sales as a percentage of total net sales decreased from 34 percent in 2003 to 32 percent in 2004.

Graph #2—(page 9 of Annual Report) Revenues
($ millions)

Product	Amount
Zyprexa	$4,420
Gemzar	1,214
Humalog	1,102
Evista	1,013
Humulin	998
Strattera	667
Prozac/Sarafem/Prozac Weekly	559
Actos	453
Humatrope	430
ReoPro	363

We had 10 products in 2004 with annual net revenues in excess of $300 million. Four of these products – Zyprexa, Gemzar, Humalog, and Evista – had net revenues in excess of $1 billion in 2004. In addition, the combined efforts of Lilly and ICOS generated worldwide Cialis sales of $552 million.

Graph #3—(page 12 of Annual Report) Thirteen Key Products Collectively Delivered 17 Percent Increase in Net Sales

($ millions; percentages represent changes from 2003)

Established Key Products	2004 Growth	2003 Sales	Increase
Gemzar	$193	$1,022	19%
Zyprexa	143	4,277	3%
Evista	91	922	10%
Humalog	80	1,021	8%
Actos	22	431	5%
Newly Launched Growth Products
Strattera	296	370	80%
Forteo	173	65	265%
Alimta	143	0	NM
Cymbalta	94	0	NM
Symbyax	70	0	NM
Cialis	57	74	78%
Xigris	41	160	26%
Yentreve	4	0	NM

The company’s established key products — Gemzar, Zyprexa, Evista, Humalog, and Actos — grew $528 million (7 percent) and generated $8.2 billion of total net sales in 2004. In addition, sales of our newly launched growth products — Strattera, Forteo, Alimta, Cymbalta, Symbyax, Cialis (non-joint-venture territories), Xigris, and Yentreve — doubled, generating $1.5 billion of net sales in 2004. We expect our newer products to approximate 20 percent of total sales in 2005. Combined, all our key products grew 17 percent.

Graph #4—(page 13 of Annual Report) Gross Margin

(as a percent of total net sales)

Year	Percent
00	81.1%
01	81.3%
02	80.4%
03	78.7%
04	76.7%

Gross margin as a percent of sales decreased by 2.0 percentage points to 76.7 percent. This decline was primarily due to continued investment in our manufacturing technical capabilities and capacity and the impact of foreign exchange rates, offset partially by a favorable product mix due to growth in higher margin products such as Gemzar, Strattera, Forteo, and the newly launched Alimta.

Graph #5—(page 13 of Annual Report) Research and Development

($ millions; percent of net sales)

Year	Amount	Percent
95	1,042	16.0
96	1,190	17.0
97	1,370	17.2
98	1,739	18.8
99	1,784	17.8
00	2,019	18.6
01	2,235	19.4
02	2,149	19.4
03	2,350	18.7
04	2,691	19.4

Research and development expenditures increased by 15 percent, to $2.7 billion, in 2004 due to increased clinical trial and development expenses and increased incentive compensation and benefits expenses, partially offset by reimbursements for research activities from our collaboration partners. At 19 percent of net sales, we continue to be a leader in our industry peer group in proportion of revenue reinvested in research and development. This significant financial investment in our pipeline of products supports our commitment to develop best-in-class and first-in-class medicines to provide answers for the unmet medical needs of our customers.

Graph #6—(page 16 of Annual Report) Capital Expenditures

($ millions)

Year	Amount
00	677.9
01	884.0
02	1,130.9
03	1,706.6
04	1,898.1

Capital expenditures increased 11 percent from 2003. The continued heavy investment supported various manufacturing and research and development initiatives and related infrastructure. We expect near-term capital expenditures to remain approximately the same as 2004 levels while we continue to prepare for the long-term growth of our diabetes care and other products, as well as increased research and development activities.

Graph #7—(page 18 of the Annual Report) Return on Shareholders’ Equity

(based on income from continuing operations divided by average shareholders’ equity)

Year	Percent
95	26.1%
96	28.2%
97	37.5%
98	46.0%
99	53.9%
00	55.3%
01	42.3%
02	35.2%
03	28.4%
04	17.5%

Return on shareholders’ equity declined in 2004, to 17.5 percent. This decline is primarily attributable to additional tax expense associated with the anticipated repatriation of earnings as the result of the American Jobs Creation Act and charges related to both acquired in-process research and development and restructuring activities. In addition, we made substantial investments in our manufacturing operations and research and development activities.

Graph #8—(page 18 of the Annual Report) Dividends Paid Per Share

(dollars)

Year	Amount
00	1.04
01	1.12
02	1.24
03	1.34
04	1.42

Dividends paid during 2004 increased to $1.42 per share. This constitutes the 37th consecutive increase in annual dividends. The company also continues this tradition into 2005 by declaring a first-quarter 2005 dividend of $.38 per share, a 7 percent increase over first-quarter 2004. This record clearly reflects our continued commitment to delivering outstanding shareholder value.